Exhibit 99.1

This Document is a Non-binding English translation of a German offer documEnt pursuant to the German Securities Acquisition and Takeover Act (WpÜG). IN Case of any discrepancy between the English and the German version the German version prevails.

Mandatory publication pursuant to sections 34, 14 paras. 2 and 3 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG)

Shareholders of ProSiebenSat.1 Media SE, in particular those that have their place of residence, seat, or place of habitual abode in the United States of America or otherwise outside the Federal Republic of Germany, the Member States of the European Union, and the European Economic Area, should take particular note of the information contained in section 1 "General information on the implementation of the Takeover Offer" and in Section 13.9 "Holders of American Depositary Receipts" of this Offer Document.

Offer Document

Voluntary Public Takeover Offer
(Combined Cash and Exchange Offer)

made by

MFE-MEDIAFOREUROPE N.V.

(with corporate seat in Amsterdam, the Netherlands)

Viale Europa 46

20093 Cologno Monzese

Italy

to the shareholders of

ProSiebenSat.1 Media SE

Medienallee 7

85774 Unterföhring

Germany

to acquire their registered no-par value shares in ProSiebenSat.1 Media SE in return for

payment of a cash amount of EUR 4.48

and

granting of 0.4 ordinary shares A in MFE-MEDIAFOREUROPE N.V.

per one share in ProSiebenSat.1 Media SE

Acceptance Period:

8 May 2025 to 6 June 2025, 24:00 hrs (Frankfurt am Main local time) / 18:00 hrs (New York local time)

ProSiebenSat.1 Media SE shares: ISIN DE000PSM7770

Tendered P7 Shares: ISIN DE000PSM77V4

MFE Offer Shares: ISIN NL0015001OI1

TABLE OF CONTENTS		ii

List of Definitions		v

1.	General information on the implementation of the Takeover Offer	1
1.1	Legal basis	1
1.2	Special information for P7 Shareholders whose seat or place of residence is in the United States or elsewhere outside of Germany	2
1.3	Publication of the decision to launch the Offer	3
1.4	Review of the Offer Document by Germany's Federal Financial Supervisory Authority	3
1.5	Publication and dissemination of this Offer Document	4
1.6	Acceptance of the Takeover Offer outside of Germany	5

2.	Information regarding the statements contained in the Offer Document	5
2.1	General information	5
2.2	Status and source of the information contained in the Offer Document	6
2.3	Forward-looking statements and intentions	6
2.4	No updates	7

3.	Summary of the Offer	7

4.	Offer	12

5.	Acceptance Period	13
5.1	Duration of the Acceptance Period	13
5.2	Extension of the Acceptance Period	13
5.3	Additional Acceptance Period pursuant to section 16 para. 2 WpÜG	14

6.	Description of the Bidder and the Bidder-Controlling Shareholders	15
6.1	Legal basis and capital structure of the Bidder	15
6.2	The Bidder's shareholder structure	17
6.3	Background information on MFE Group	18
6.4	Persons acting jointly with the Bidder	18
6.5	P7 Shares held at present by the Bidder or persons acting jointly with the Bidder and by their subsidiaries; attribution of voting rights	19
6.6	Information on securities transactions	20
6.7	Acquisition of control over P7 by the Bidder and the Bidder-Controlling Shareholders; Release from the obligation to make a mandatory offer pursuant to section 35 para. 3 WpÜG	20
6.8	Possible future acquisitions of P7 Shares	21

7.	Description of P7	21
7.1	Legal basis of P7	21
7.2	Capital structure	22
7.3	Overview of the P7 Group's business activities	23
7.4	P7's Management Board and Supervisory Board	24
7.5	Persons acting jointly with P7	25
7.6	Information on the statements of P7's Management Board and Supervisory Board	25

8.	General and strategic background of the Offer	26

9.	Intentions of the Bidder and the Bidder-Controlling Shareholders	27
9.1	Future business activities, assets, and future obligations of P7	27
9.2	Registered office of P7; location of material parts of the business	28
9.3	Employees, employee representation, and terms and conditions of employment	29
9.4	Members of P7's Management Board	29
9.5	Members of P7's Supervisory Board	30
9.6	Intended corporate action (Strukturmaßnahmen)	30
9.7	Intentions with regard to the business activities of the Bidder and the Bidder-Controlling Shareholders	32

10.	Explanation of the adequacy of the Offer Consideration	33
10.1	Admission of the MFE Offer Shares to trading and granting of voting rights	33
10.2	Liquidity of the MFE Offer Shares	33
10.3	Minimum offer consideration and financial adequacy of the Offer Consideration	38
10.4	Financial adequacy of the Offer Consideration	39
10.5	No applicability of section 33b WpÜG	40

11.	Official approvals and proceedings	40
11.1	Merger control approval by the European Commission	40
11.2	Merger control clearance procedure in the United States	40
11.3	German media concentration control proceedings; status of procedure	41
11.4	Permission to publish this Offer Document	42

12.	Offer Condition	42
12.1	Merger control clearance in the United States	42
12.2	Non-fulfillment of the Offer Condition; waiver of the Offer Condition	43
12.3	Publication of the fulfillment or non-fulfillment of the Offer Condition	43

13.	Acceptance and settlement of the Offer with regard to P7 Shares	44
13.1	Central Settlement Agent	44
13.2	Declaration of Acceptance and rebooking	44
13.3	Further declarations of the P7 Shareholders upon acceptance of the Offer	45
13.4	Legal consequences of acceptance	47
13.5	Settlement of the Offer and payment of the Offer Consideration	47
13.6	Acceptance of the Offer within the Additional Acceptance Period	49
13.7	Costs and expenses	49
13.8	Stock exchange trading in Tendered P7 Shares	50
13.9	Holders of American Depositary Receipts	50
13.10	Information on participation in the 2025 Annual General Meeting of P7	51

14.	Financing of the Offer	52
14.1	Financing requirement	52
14.2	Financing measures	53
14.3	Financing confirmation	54

15.	Expected effects of a successful Offer on the assets, financial position, and performance of the Bidder	55
15.1	Status quo and assumptions	55
15.2	Methodical approach and reservations	58
15.3	Effects on the Bidder's company-only financial statements	59

16.	Information for P7 Shareholders that do not accept the Offer	61

17.	Rights of withdrawal	63
17.1	Right of withdrawal in the event of an amendment of the Offer and in the event of a launch of a Competing Offer	63
17.2	Exercise of the right of withdrawal in respect of the P7 Shares	63

18.	Payment of money or other cash-equivalent benefits granted or promised to the members of the Management Board or Supervisory Board of P7 and possible conflicts of interest	64

19.	Taxes	64

20.	Publications	65

21.	Applicable law and jurisdiction	66

22.	Declaration of assumption of responsibility	66

Annex 1 Shareholder Structure of the Bidder	67

Annex 2 Bidder-Controlling Shareholders	68

Annex 3 Other persons acting jointly with the Bidder within the meaning of section 2 para. 5 sentence 3 WpÜG	69

Annex 4 Market acquisitions of the Bidder	72

Annex 5 Persons acting jointly with ProSiebenSat.1 Media SE within the meaning of section 2 para. 5 WpÜG	73

Annex 6 Financing confirmation of UniCredit S.p.A., Milan, Italy	77

Annex 7 Trading data of MFE Shares A for purposes of the valuation of MFE Offer Shares	78

Annex 8 Trading data of MFE Shares A for purposes of the Liquidity Test	81

Annex 9 Information pursuant to section 2 no. 2 of the WpÜG Offer Regulation in conjunction with article 1 para. 4 lit. f), para. 5 lit. e) EU Prospectus Regulation and in conjunction with the respective specifications in the Delegated Regulation	84

List of Definitions

Acceptance Period	14	Future MFE Shares A/MFE Share A Ratio	35
Additional Acceptance Period	14	HSR Act	40
ADRs	13	Irrevocable Undertaking	19
AGM Invitation	51	KEK	41
Average Daily Trades	36	Lenders	53
Average Daily Value Traded	36	Long Stop Date	42
BaFin	3	Management Board	24
Banking Day	5	MFE Anchor Shareholders	36
Bidder	1	MFE Authorized Capital	16
Bidder-Controlling Shareholders	17	MFE Board of Directors	16
BLM	41	MFE Group	16
Cash Component	7	MFE Offer Shares	5
Cash Obligation	52	MFE Shares A	15
Central Settlement Agent	44	MFE Shares B	15
Competing Offer	13	Monte Titoli	54
Contingent Capital 2021	23	MStV	41
Custodian Bank	44	Number of Future MFE Shares A	35
Debt Financing	53	Number of MFE Offer Shares	35
Declaration of Acceptance	44	Offer	1
Delegated Regulation	2	Offer Capital Increase	54
Delisting	31	Offer Condition	42
DoJ	40	Offer Consideration	7
DVO	33	Offer Costs	52
EU Merger Regulation	40	Offer Document	1
EU Prospectus Regulation	1	OLG Frankfurt Ruling	33
Exchange Act	2	OTT services	18
Facilities Agreement	53	P7	1
Fininvest S.p.A.	17	P7 ADRs	50
Free Float Ratio	36	P7 Group	1
FTC	40	P7 Share	1

v

P7 Shareholders	1	Transaction	40
P7 Shares	1	Transaction Costs	52
Second Request for Information	41	U.S. Shareholders	2
Securities Act	2	UmwG	31
Share Component	7	Unaudited Explanatory Financial Information	55
Supervisory Board	24	Unaudited Pro Forma Financial Information	55
Supply Obligation	52	United States	1
Takeover Offer	1	WpHG	20
Tendered P7 Shares	9	WpÜG	1
Term Facility	53	WpÜG Offer Regulation	1
TEUR	5
Trading Reference Period	34

1.	General information on the implementation of the Takeover Offer

1.1	Legal basis

The purchase offer (the "Offer" or the "Takeover Offer") set out in this offer document (the "Offer Document") and made by MFE-MEDIAFOREUROPE N.V., a public company (naamloze vennootschap) existing under the laws of the Netherlands, with its corporate seat in Amsterdam (the Netherlands), with office and tax residence at Viale Europa 46, 20093 Cologno Monzese Milan, Italy, registered with the Dutch Commercial Register (Kamer van Koophandel) under number 83956859, Legal Entity Identifier (LEI number): 213800DIFN7NR7B97A50 (the "Bidder"), is a voluntary public takeover offer by way of a combined cash and exchange offer for the acquisition of all registered no-par value shares (auf den Namen lautende Stückaktien) not directly held by the Bidder, each representing a pro rata amount of EUR 1,00 of the share capital, including all ancillary rights, in particular the entitlement to profit, existing at the time of settlement of this Offer (each registered no-par value share individually an "P7 Share" and collectively the "P7 Shares"), in ProSiebenSat.1 Media SE, a European Company (Societas Europaea – SE) incorporated under the laws of Germany, with its registered office in Unterföhring, District of Munich, Germany, registered with the commercial register (Handelsregister) of the Local Court (Amtsgericht) of Munich under HRB 219439 ("P7", and together with its subsidiaries the "P7 Group"). The shareholders of P7 will hereafter be referred to as "P7 Shareholders".

The Offer is being made exclusively pursuant to the laws and regulations of Germany, in particular in accordance with the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – "WpÜG") and the German Regulation on the Content of the Offer Document, the Consideration to be Granted in Takeover Offers and Mandatory Takeover Offers and the Exemption from the Obligation to Publish and Launch an Offer (WpÜG-Angebotsverordnung – "WpÜG Offer Regulation"), as well as a number of provisions of the securities laws of the United States of America ("United States") applicable to cross-border takeover offers.

Annex 9 contains information with regard to the exemption from the prospectus requirement pursuant to section 2 no. 2 of the WpÜG Offer Regulation in conjunction with article 1 para. 4 lit. f), para. 5 lit. e) of the Regulation of the European Parliament and of the European Council (EU) 2017/1129 of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC ("EU Prospectus Regulation") in conjunction with the respective provisions of the Commission Delegated Regulation (EU) 2021/528 of 16 December 2020 supplementing the Regulation (EU) 2017/1129 of the European Parliament and of the Council as regards the minimum information to be provided to the public in the case of an exemption from the obligation to draw up a prospectus in connection with a takeover by way of an exchange offer, merger or division ("Delegated Regulation"). Annex 9 forms part of this Offer Document and should be read together with the main part.

With the exception of Annex 1 to Annex 9 there are no further documents that form part of this Offer Document.

1.2	Special information for P7 Shareholders whose seat or place of residence is in the United States or elsewhere outside of Germany

The Offer relates to shares in a European Company (Societas Europaea – SE) incorporated under the laws of Germany and is subject to the statutory provisions of the Federal Republic of Germany on the implementation of such an offer. The Offer will not be submitted to the review or registration procedures of any securities regulator outside of Germany and has not been approved or recommended by any such securities regulator.

P7 Shareholders resident in the United States ("U.S. Shareholders") should note that this Offer is made for securities of a company which is a "foreign private issuer" within the meaning of the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act"), and the shares of which are not registered under Section 12 of the Exchange Act. The Offer is being made in the United States in reliance on the Tier I exemption from certain requirements of the Exchange Act and on the basis of an exception to the US registration rules pursuant to Rule 802 of the US Securities Act of 1933, as amended ("Securities Act") and is principally governed by applicable laws, regulations, disclosure requirements and procedures of the Federal Republic of Germany, which are different from those of the United States. The financial information relating to the Bidder and P7 included in the Offer Document were prepared in accordance with provisions applicable in the Federal Republic of Germany and were not prepared in accordance with generally accepted accounting principles in the United States; therefore, it may not be comparable to financial information relating to United States companies or companies from other jurisdictions outside the Federal Republic of Germany.

The Bidder reserves the right, to the extent permitted by law, to directly or indirectly acquire additional P7 Shares outside the Offer on or off the stock exchange, provided that such acquisitions or arrangements to acquire will comply with the applicable German statutory provisions, in particular the WpÜG, and Rule 14e-5 of the Exchange Act, and the Offer Consideration is increased in accordance with the WpÜG, to match any consideration paid outside of the Offer if higher than the Offer Price. P7 Shareholders should be aware that the Bidder may purchase securities, for example, in open market or privately negotiated purchases. Information about such acquisitions or acquisition arrangements will be published in German pursuant to section 23 para. 2 WpÜG. The information will also be published in a non-binding English translation on the Bidder's website at https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/.

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It may be difficult for shareholders from the United States (or from elsewhere outside of Germany) to enforce certain rights and claims arising under United States federal securities laws (or other laws they are acquainted with) since the Bidder and P7 are located outside the United States (or the jurisdiction where the shareholder resides), and some or all of their respective officers and directors reside outside the United States (or the jurisdiction where the shareholder resides). P7 Shareholders may not be able to sue a non-United States company or its officers or directors in a non-United States court for violations of United States securities laws. It also may be difficult to compel a non-United States company and its affiliates to subject themselves to a United States court’s judgment.

The receipt of the Offer Consideration (as defined in section 3 of this Offer Document) may be a taxable transaction under applicable tax laws, including those of the country of residency of the P7 Shareholder. It is recommended to consult independent professional advisors immediately regarding the tax consequences of acceptance of the Offer. Neither the Bidder nor any persons acting jointly with the Bidder within the meaning of section 2 para. 5 sentences 1 and 3 WpÜG nor any of its directors, officers or employees accept responsibility for any tax effects on or liabilities of any person as a result of the acceptance of the Offer. This document does not include any information in respect of foreign taxation.

1.3	Publication of the decision to launch the Offer

On 26 March 2025, the Bidder published its decision to launch the Offer in accordance with section 10 para. 1 sentence 1, para 3 WpÜG. This publication by the Bidder is available in German and as a non-binding English translation on the internet at https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/.

1.4	Review of the Offer Document by Germany's Federal Financial Supervisory Authority

Germany's Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – "BaFin") reviewed the German-language version of this Offer Document in accordance with the WpÜG and the regulations promulgated thereunder and permitted the publication of this Offer Document on 8 May 2025.

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Registrations, admissions, or approvals of this Offer Document and/or of the Offer under any laws other than the laws of Germany have neither been granted, nor is it intended to seek their granting.

1.5	Publication and dissemination of this Offer Document

The Bidder published this Offer Document on 8 May 2025 by way of (i) announcement on the internet at https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/ and (ii) making copies of this Offer Document available free of charge at BNP Paribas S.A., Niederlassung Deutschland, Senckenberganlage 19, 60325 Frankfurt am Main, Germany (inquiries via email to frankfurt.gct.operations@bnpparibas.com indicating a complete mailing address or email address). The announcement about making copies of this Offer Document available free of charge in Germany and the internet address at which the Offer Document is published was made on 8 May 2025 in the Federal Gazette (Bundesanzeiger).

In addition, the Bidder provides a non-binding English translation of the Offer Document, which has not been reviewed by BaFin, at the aforementioned internet address, https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/. The announcement about the internet address at which the Offer Document is published is expected to be made on or around 8 May 2025 in Access Newswire in the United States.

The publication, dispatch, distribution, or dissemination of this Offer Document or other documents related to the Offer may be subject to legal restrictions outside of Germany, the Member States of the European Union and the European Economic Area, and the United States. This Offer Document and other documents related to the Offer may not be dispatched to or disseminated, distributed, or published by third parties in countries in which this would be illegal. The Bidder has not given its permission for this Offer Document to be dispatched, published, distributed, or disseminated by third parties outside of Germany, the Member States of the European Union and the European Economic Area, and the United States. Therefore, custodian investment services enterprises (Wertpapierdienstleistungsunternehmen) may not publish, dispatch, distribute, or disseminate this Offer Document outside of Germany, the Member States of the European Union and the European Economic Area, and the United States unless it is done in compliance with all applicable national and foreign statutory provisions.

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1.6	Acceptance of the Takeover Offer outside of Germany

The Offer may be accepted by all domestic and foreign P7 Shareholders in accordance with the terms set out in this Offer Document and the applicable statutory provisions. However, acceptance of the Offer outside of Germany, the Member States of the European Union and the European Economic Area, and the United States may be subject to legal restrictions. P7 Shareholders that come into possession of this Offer Document outside of Germany, the Member States of the European Union and the European Economic Area, or the United States and that wish to accept the Offer outside of Germany, the Member States of the European Union and the European Economic Area, or the United States and/or that are subject to statutory provisions other than those of Germany, the Member States of the European Union and the European Economic Area, or the United States are advised to inform themselves of the applicable statutory provisions and to comply with them. The Bidder and the persons acting jointly with the Bidder within the meaning of section 2 para. 5 WpÜG do not assume any responsibility for whether the acceptance of the Offer outside of Germany, the Member States of the European Union and the European Economic Area, and the United States is permitted under the applicable statutory provisions.

In particular, the MFE Shares A (as defined in section 6.1 of this Offer Document) that will be transferred to the P7 Shareholders as part of the consideration ("MFE Offer Shares") were not registered according to the provisions of the Exchange Act.

2.	Information regarding the statements contained in the Offer Document

2.1	General information

Unless stated otherwise, time data in this Offer Document is given in the local time of Frankfurt am Main, Germany. To the extent that expressions such as "currently," "at the present time," "at the moment," "now," "at present," or "today" are used in this Offer Document, they refer to the date of publication of this Offer Document, i.e., 8 May 2025.

References in this Offer Document to any "Banking Day" refer to any day on which banks in Frankfurt am Main, Germany, are open for general business; for the purposes of the settlement of this Offer (see section 3 (Settlement) and section 13.5 of this Offer Document) the following days are not considered Banking Days within the meaning of this Offer Document:

2 June 2025, 15 August 2025, 1 November 2025, 8 December 2025 and 6 January 2026. These dates are additional public holidays in Italy. The specification "EUR" refers to the euro currency. The specification "TEUR" means one thousand euros.

The Bidder has not authorized any third parties to make statements about the Offer or this Offer Document. If third parties nevertheless make such statements, these are attributable neither to the Bidder nor to persons acting jointly with the Bidder within the meaning of section 2 para. 5 WpÜG nor to their respective subsidiaries.

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2.2	Status and source of the information contained in the Offer Document

All information and statements on intentions, as well as all other information in this Offer Document are based on the knowledge or intentions of the Bidder at the time of publication of this Offer Document. The information about P7 and the P7 Group contained in this Offer Document is based on publicly accessible sources of information (e.g., published financial reports and press releases). In particular, the 2024 annual report of P7 for the period ending 31 December 2024 was used in the preparation of this Offer Document. The Bidder did not separately verify the accuracy of information accessible to the public. The Bidder has not conducted any due diligence review of the P7 Group based on non-public information provided by the P7 Group.

2.3	Forward-looking statements and intentions

The Offer Document contains certain forward-looking statements. These statements do not constitute facts and are denoted by words such as "expect," "believe," "anticipate," "intend," "seek," "assume," or similar phrases. These statements express the intentions, opinions, or current expectations of the Bidder or the Bidder-Controlling Shareholders (as defined in section 6.2 of this Offer Document) with respect to possible events in the future, for example, with regard to the possible consequences of the Offer for P7 and the P7 Shareholders that choose not to accept the Offer (see the information for P7 Shareholders that do not accept the Offer in section 16 of this Offer Document) or with regard to the future financial performance of P7. Such forward-looking statements are based on current plans, estimates, and projections that the Bidder and the Bidder-Controlling Shareholders have made to the best of their knowledge, but they do not make any claims as to their future accuracy. Forward-looking statements involve risks and uncertainties, most of which are difficult to predict and are generally beyond the control of the Bidder and the Bidder-Controlling Shareholders. The forward-looking statements contained in this Offer Document might turn out to be inaccurate, and future events and developments might deviate materially from the forward-looking statements contained in this Offer Document.

It is possible that the Bidder and the Bidder-Controlling Shareholders may change their intentions and evaluations expressed in this Offer Document after its publication.

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2.4	No updates

The Bidder will update this Offer Document (also with regard to any changed intentions of the Bidder or the Bidder-Controlling Shareholders) only to the extent required by the WpÜG.

3.	Summary of the Offer

The following summary contains an overview of certain information contained in this Offer Document. It is supplemented by the information and statements given elsewhere in this Offer Document and is to be read in connection with them. With regard to defined terms, the definitions used in this Offer Document (in some cases further below) apply. Therefore, this summary does not contain all information that could be relevant for the P7 Shareholders. P7 Shareholders should therefore carefully read the entire Offer Document.

Bidder:	MFE-MEDIAFOREUROPE N.V. Viale Europa 46 20093 Cologno Monzese Italy Legal Entity Identifier (LEI number): 213800DIFN7NR7B97A50

Target company:	ProSiebenSat.1 Media SE Medienallee 7 85774 Unterföhring Germany

Subject of the Offer:	The acquisition of all P7 Shares (ISIN: DE000PSM7770), each representing a pro rata amount of EUR 1,00 of the share capital, not directly held by the Bidder, including all ancillary rights, in particular the right to dividends, existing at the time of settlement of the Offer.

Consideration:	For every P7 Share (ISIN: DE000PSM7770):

• EUR 4.48 in cash ("Cash Component") and

• 0.4 A-shares in MFE-MEDIAFOREUROPE N.V. (ISIN: NL0015001OI1) ("Share Component", together with the Cash Component the "Offer Consideration").

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The MFE Offer Shares will be created through the Offer Capital Increase (as defined in section 14.2.2 of this Offer Document). The MFE Offer Shares have the same dividend entitlement as the other MFE Shares A (as defined in Section 6.1 of this Offer Document). However, the Offer Shares will only be booked into the securities accounts of the P7 Shareholders who have accepted this Offer as part of the settlement of the Offer at a time after the record date for receiving a dividend from MFE for the past financial year 2024 and P7 Shareholders who have accepted this Offer will therefore not be able to participate in the dividend distribution from MFE of EUR 0.27 per share proposed for the financial year 2024.

Acceptance Period:	8 May 2025 to 6 June 2025, 24:00 hrs (Frankfurt am Main local time) / 18:00 hrs (New York local time) (if not extended).

Additional Acceptance Period:	The Additional Acceptance Period (as defined in section 5.3 of this Offer Document) will presumably begin on 13 June 2025 and end on 26 June 2025, 24:00 hrs (Frankfurt am Main local time) / 18:00 hrs (New York local time).

Offer Condition:	The settlement of the Offer and the agreements that are entered into as a result of the acceptance of the Offer are subject to the Offer Condition (condition subsequent, as defined in section 12 of this Offer Document). This can be summarized as follows:

Merger control clearance procedure in the United States

• As outlined in detail in section 12.1 of this Offer Document, in the period between the publication of this Offer Document and the Long Stop Date (as defined in section 12.1 of this Offer Document), certain waiting periods under the HSR Act (as defined in section 11.2 of this Offer Document) (and any extensions thereof) have expired, been terminated, or are otherwise deemed inapplicable, or the Offer Condition is deemed fulfilled pursuant to section 12.1 of this Offer Document.

If and to the extent the Offer Condition set out in section 12.1 of this Offer Document has not been fulfilled by the Long Stop Date (as defined in section 12.1) and the Bidder did not validly waive it until one working day prior to the expiration of the Acceptance Period, the Offer lapses and the agreements that were entered into as a result of the acceptance of the Offer will be cancelled and will not be performed (condition subsequent).

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ISIN:	P7 Shares: ISIN DE000PSM7770.

Tendered P7 Shares: ISIN DE000PSM77V4.

MFE Offer Shares: ISIN NL0015001OI1.

Acceptance of the Offer:	Acceptance of the Offer is to be declared to the Custodian Bank (as defined in section 13.2 of this Offer Document) in text form or electronically by each P7 Shareholder during the Acceptance Period or the Additional Acceptance Period. Acceptance will not become valid until the timely rebooking of the P7 Shares for which the Offer has been accepted during the Acceptance Period or the Additional Acceptance Period in accordance with the provisions of this Offer Document (the "Tendered P7 Shares") into ISIN DE000PSM77V4 (see section 13.2 of this Offer Document).

Until the settlement of the Offer, the Tendered P7 Shares for which the Declaration of Acceptance (as defined in section 13.2 of this Offer Document) has taken effect will remain in the securities deposit account of the accepting P7 Shareholder.

Right to withdraw:	P7 Shareholders that have accepted the Offer have, as further specified in section 17 of this Offer Document, a right to withdraw in the event of an amendment of the Offer pursuant to section 21 para. 1 WpÜG and in the event of a Competing Offer pursuant to section 22 para. 1 WpÜG.

Costs of acceptance:	For the accepting P7 Shareholders that hold their P7 Shares in a securities deposit account with a Custodian Bank in Germany, accepting the Offer pursuant to the provisions in sections 13.2 to 13.6 of this Offer Document is, generally free from costs and expenses of the Custodian Bank (except the costs for transmitting the Declaration of Acceptance to the relevant Custodian Bank). Any additional costs and expenses charged by Custodian Banks or foreign investment services enterprises, as well as any expenses incurred outside of Germany, however, must be borne by the relevant P7 Shareholders themselves. Any taxes and levies related to the conclusion of the purchase agreement and the transfer of Tendered P7 Shares in return for payment of the Offer Consideration must be borne by the relevant P7 Shareholders themselves.

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Stock exchange trading:	The Tendered P7 Shares can be traded, in accordance with the provisions set forth in section 13.8 of this Offer Document, under ISIN DE000PSM77V4 on the Regulated Market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange. Trading will presumably start on the third Banking Day after the commencement of the Acceptance Period. Trading is expected to be discontinued (i) upon expiration of the last day of the Additional Acceptance Period if on that date the Offer Condition has been already fulfilled or has been validly waived by the Bidder previously or (ii) upon expiration of the third stock exchange trading day directly preceding the settlement or reversal of the Offer.

There is no guarantee that such trading will in fact take place after the commencement of the Acceptance Period.

Publications:	This Offer Document, the publication of which was approved by BaFin on 8 May 2025, was published on the same day by way of (i) announcement on the internet (together with a non-binding English translation, which has not been reviewed by BaFin) at https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/ and (ii) making copies of this Offer Document available free of charge at BNP Paribas S.A., Niederlassung Deutschland, Senckenberganlage 19, 60325 Frankfurt am Main, Germany (inquiries via email to frankfurt.gct.operations@bnpparibas.com indicating a complete mailing address or email address).

The announcement about making copies of this Offer Document available free of charge in Germany and the internet address at which the Offer Document is published was made on 8 May 2025 in the Federal Gazette. All notices and announcements required under the WpÜG are published in the Federal Gazette and on the internet at https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/ (in German together with a non-binding English translation).

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Settlement:	As part of the settlement of the Offer, the Offer Consideration, consisting of EUR 4.48 in cash and 0.4 MFE Offer Shares created through the Offer Capital Increase (as defined in Section 14.2.2 of this Offer Document) for the Tendered P7 Shares will be paid and transferred to the account of the relevant Custodian Bank with Clearstream Banking AG, simultaneously with (Zug-um-Zug) the transfer of the Tendered P7 Shares to the Bidder.

The Offer Consideration for the Tendered P7 Shares will be granted without undue delay following the expiration of the Additional Acceptance Period and the admission to trading of the MFE Offer Shares, however no later than eight Banking Days following publication of the results of the Offer pursuant to section 23 para. 1 sentence 1 no. 3 WpÜG if the Offer Condition has been fulfilled by the point in time that the Additional Acceptance Period expires or if the Bidder has validly waived it previously until one working day prior to expiration of the Acceptance Period.

If the Offer Condition set out in section 12.1 of this Offer Document has not been fulfilled by the point in time that the Additional Acceptance Period expires and the Bidder has not validly waived it at least one working day before the expiration of the Acceptance Period either, the Offer will be settled and the Offer Consideration will be granted without undue delay, however no later than eight Banking Days, after the Bidder announces pursuant to section 12.3 of this Offer Document that the Offer Condition has been fulfilled (unless it has already been validly waived previously).

Provided that the acceptance of the Takeover Offer results in partial share rights in MFE Offer Shares with ISIN NL0015001OI1, they will be disposed of in the context of a fractional adjustment (Teilrechteverwertung) (as further specified in section 13.5 of this Offer Document) and the entitled P7 Shareholder will be paid in cash. The resulting proceeds from those disposals are expected to be credited to the accounts of the relevant P7 Shareholders within ten Banking Days after the transfer of MFE Offer Shares to the securities accounts of the former P7 Shareholder has occurred.

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If the Offer Condition set out in section 12.1 of this Offer Document is fulfilled at the latest possible point in time, i.e., on the Long Stop Date (as defined in section 12.1 of this Offer Document), the settlement of the Takeover Offer and the granting of the Offer Consideration for the Tendered P7 Shares as well as any proceeds from the fractional adjustments may be postponed to no later than 19 February 2026 for the Offer Consideration and no later than 5 March 2026 for the proceeds from the fractional adjustments.

Upon the Cash Component and the Share Component as well as any proceeds from the fractional adjustments being credited to the relevant Custodian Bank's account kept with Clearstream Banking AG, the Bidder will be deemed to have fulfilled its obligation to grant the Offer Consideration. It is the responsibility of each Custodian Bank to transfer the Offer Consideration as well as any proceeds from the fractional adjustments to the relevant P7 Shareholders without undue delay.

4.	Offer

Subject to the terms and conditions set forth in this Offer Document, the Bidder hereby offers to acquire all P7 Shares (ISIN DE000PSM7770) not directly held by the Bidder in return for payment of a mixed cash and share consideration per P7 Share of

EUR 4.48 in cash

and

0.4 MFE Offer Shares

The Offer Consideration per P7 Share applies to all P7 Shares, each representing a pro rata amount of EUR 1,00 of the share capital, including all ancillary rights, in particular the entitlement to profits, existing at the time of settlement of the Offer.

If the P7 Shareholders receive fractional share rights (Aktienteilrechte) in MFE Offer Shares following acceptance of the Takeover Offer, these fractional share rights will be sold shortly after completion of the Takeover Offer by way of a fractional adjustment (Teilrechteverwertung) (please refer to section 13.5 of this Offer Document) and the entitled P7 Shareholder will be paid the remuneration in cash.

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In this regard, the Central Settlement Agent (as defined in section 13.1 of this Offer Document) will sell the fractional rights allocated to the MFE Offer Shares, by necessarily combining these to whole shares, after the end of a yet-to-be determined date on the stock exchange. The proceeds will then be paid out to the eligible former P7 Shareholder who have tendered their P7 Shares according to the relevant fractional right.

American Depositary Receipts ("ADRs") may not be tendered into the Offer. Holders of ADRs may only accept the Offer after having exchanged their ADRs for P7 Shares (for details see section 13.9 of this Offer Document).

5.	Acceptance Period

5.1	Duration of the Acceptance Period

The period for accepting the Offer begins upon publication of this Offer Document on 8 May 2025 and ends on

6 June 2025, 24:00 hrs (Frankfurt am Main local time) /

18:00 hrs (New York local time).

5.2	Extension of the Acceptance Period

The period for accepting the Offer will be extended by law in any of the following instances:

(a)	The Bidder may amend the Offer up to one working day before expiration of the Acceptance Period in accordance with section 21 WpÜG. In the event of an amendment of the Offer pursuant to section 21 WpÜG, the Acceptance Period pursuant to section 5.1 of this Offer Document will be extended by two weeks, i.e., to 20 June 2025, 24:00 hrs (Frankfurt am Main local time) / 18:00 hrs (New York local time), provided that the amendment has been published within the last two weeks before expiration of the Acceptance Period (section 21 para. 5 WpÜG). This applies even if the amended Offer violates laws and regulations.

(b)	If a third party makes a competing offer ("Competing Offer") during the Acceptance Period of this Offer and if the Acceptance Period for the Offer expires prior to expiration of the acceptance period for the Competing Offer, the Acceptance Period for the Offer will be extended to correspond to the expiration date of the acceptance period for the Competing Offer (section 22 para. 2 WpÜG). This applies even if the Competing Offer is amended or prohibited or violates laws and regulations.

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(c)	If a general meeting of P7 is convened relating to the Offer following publication of the Offer Document, the Acceptance Period will be extended to last ten weeks, beginning upon publication of the Offer Document (section 16 para. 3 WpÜG). In this case, the Acceptance Period would end on 17 July 2025, 24:00 hrs (Frankfurt am Main local time) / 18:00 hrs (New York local time).

The period for accepting the Offer, including all extensions of such period resulting from provisions of the WpÜG (but excluding the Additional Acceptance Period described in section 5.3 of this Offer Document), is uniformly referred to as the "Acceptance Period" in this Offer Document. The Bidder will publish information about any extension of the period for accepting the Offer as set out in section 20 of this Offer Document. With regard to the right of withdrawal in the event of an amendment of the Offer or the launching of a Competing Offer, please refer to the statements contained in section 17.1 of this Offer Document.

5.3	Additional Acceptance Period pursuant to section 16 para. 2 WpÜG

Pursuant to section 16 para. 2 WpÜG, P7 Shareholders that have not accepted the Offer during the Acceptance Period may still accept the Offer within two weeks after publication of the results of the Offer by the Bidder according to section 23 para. 1 sentence 1 no. 2 WpÜG (the "Additional Acceptance Period"), unless by the point in time that the Acceptance Period expires the Offer Condition stated in section 12.1 of this Offer Document has definitively not been fulfilled and the Bidder has not validly waived it previously. After the expiry of the Additional Acceptance Period, the Offer can no longer be accepted anymore. The Bidder does not expect that sell-out rights pursuant to section 39c WpÜG (see section 16(g) of this Offer Document) will exist.

Subject to an extension of the Acceptance Period pursuant to section 5.2 of this Offer Document, the Additional Acceptance Period will presumably begin – after the publication of the results of the Offer by the Bidder pursuant to section 23 para. 1 sentence 1 no. 2 WpÜG, which is expected for 12 June 2025 – on 13 June 2025 and end on 26 June 2025, 24:00 hrs (Frankfurt am Main local time) / 18:00 hrs (New York local time).

The Bidder points out that the Additional Acceptance Period is a period stipulated by statutory law. It will only commence if the Offer Condition has definitively not lapsed as at the end of the Acceptance Period except if the condition has been effectively waived by the Bidder in advance. Otherwise, there will be no Additional Acceptance Period and this Offer will lapse.

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6.	Description of the Bidder and the Bidder-Controlling Shareholders

6.1	Legal basis and capital structure of the Bidder

The Bidder is MFE-MEDIAFOREUROPE N.V. (formerly Mediaset N.V.), a public limited company (naamloze vennootschap) existing under the laws of the Netherlands, with its corporate seat in Amsterdam (the Netherlands) and its principal place of business at Viale Europa 46, 20093 Cologno Monzese (Italy), registered with the Dutch Commercial Register (Kamer van Koophandel) under number 83956859.

The Bidder was incorporated in Italy on 26 November 1987 as Futura Finanziaria S.r.l. (renamed to Mediaset S.r.l. on 16 December 1994 and converted to Mediaset S.p.A. on 24 March 1995) and converted to a public limited company (naamloze vennootschap) under the laws of and domiciled in the Netherlands under the name Mediaset N.V. on 18 September 2021. On 25 November 2021, the Bidder's name was changed to MFE-MEDIAFOREUROPE N.V..

On 25 November 2021, the extraordinary shareholders’ meeting of the Bidder resolved to introduce a dual class share structure. As part of the implementation on 3 December 2021, the existing shares in the Bidder were converted into MFE Shares B (as defined below) and the Bidder issued MFE Shares A (as defined below) which were delivered to each MFE shareholder in the ratio of one MFE Share A for each MFE Share B.

On 23 October 2023, a 1-for-5 reverse stock split of MFE Shares A and MFE Shares B was effected. Pursuant to the reverse stock split: (i) every no. 5 MFE Shares A have been consolidated into no. 1 new MFE Share A, maintaining the same nominal value equal to EUR 0.06 per new MFE Share A; and (ii) every no. 5 MFE Shares B have been consolidated into no. 1 new MFE Share B, maintaining the same nominal value equal to EUR 0.60 per new MFE Share B.

The issued share capital of MFE currently amounts to EUR 161,676,622.14 and is divided into a total number of 568,400,761 shares, of which 332,155,249 are MFE Shares A (with a nominal value of EUR 0.06 each and granting one voting right per share –"MFE Shares A") and 236,245,512 are MFE Shares B (with a nominal value of EUR 0.60 and granting 10 voting rights per share – "MFE Shares B"), of which 7,271,459 MFE Shares B are held by the Bidder. The MFE Shares A (ISIN: NL0015001OI1) and MFE Shares B (ISIN: NL0015001OJ9) are both listed on Euronext Milan Stock Exchange (Regulated Market), managed by Borsa Italiana S.p.A., the company that organises and manages regulated Italian markets. As of 14 June 2023, MFE Shares A are also listed on the Spanish stock exchanges in Barcelona, Bilbao, Madrid and Valencia, organised and managed by the respective market management companies (Sociedades Rectoras de las Bolsas de Valores).

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As of publication of this Offer Document, the authorized capital of the Bidder amounts to EUR 166,845,974.46 and is divided into 418,311,121 MFE Shares A and 236,245,512 MFE Shares B ("MFE Authorized Capital"). On 7 May 2025, MFE's general meeting authorized the board of directors of MFE ("MFE Board of Directors") until 7 May 2030 (i) to issue such number of MFE Offer Shares as necessary in order to consummate the Offer and (ii) in connection therewith, to limit or exclude any pre-emption rights in relation to an issuance of MFE Offer Shares pursuant to the authorization as referred to in limb (i). The MFE Board of Directors can make use of this authorization in one or more tranches and further in case the Share Component is adjusted, provided that this authorization is limited to the number of MFE Shares A in the capital of the Bidder issuable pursuant to the authorized share capital included in MFE's articles of association from time to time.

The Bidder's fiscal year commences on 1 January and ends on 31 December of each calendar year.

The corporate purpose stated in the Bidder's articles of association is, inter alia, to direct engagement in radio and television program broadcasting. The Bidder may (except for retail share dealing) acquire participations in other enterprises domestically and abroad.

Since its incorporation, the Bidder has been serving as holding entity for MFE Group ("MFE Group"), a multinational media group mainly operating in the television industry in Italy and Spain (see section 6.3 of this Offer Document).

At the time of the publication of the Offer Document, the MFE Board of Directors consists of the following 15 members:

•	Fedele Confalonieri (Chairman)

•	Pier Silvio Berlusconi (Chief Executive Officer)

•	Marco Giordani (Chief Financial Officer)

•	Gina Nieri

•	Niccolo' Querci

•	Stefano Sala

•	Marina Berlusconi

•	Danilo Pellegrino

•	Patrizia Arienti

•	Stefania Bariatti

•	Marina Brogi

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•	Consuelo Crespo Bofill

•	Javier Diez de Polanco

•	Giulio Gallazzi

•	Alessandra Piccinino

As of 31 December 2024, the Bidder had 5,194 employees (full time equivalents).

6.2	The Bidder's shareholder structure

The following companies and persons (collectively the "Bidder-Controlling Shareholders") control the Bidder directly or indirectly. Annex 1 contains a diagram showing the Bidder's shareholder structure.

The controlling shareholder of the Bidder is Finanziaria d’investimento Fininvest S.p.A., an Italian stock corporation (Società per azioni) incorporated under the laws of Italy, with its registered office in Rome, Italy, registered with the Italian business register (Registro delle imprese) under number 03202170589 ("Fininvest S.p.A."). Fininvest S.p.A. holds a direct stake in the Bidder representing 48.65% of its nominal share capital and 50.00% of its voting rights (excluding treasury shares).

Fininvest S.p.A. is ultimately jointly controlled by Marina Berlusconi, with business address Paleocapa n. 3, 20123 Milan, Italy, and Pier Silvio Berlusconi, with business address Viale Europa n. 48, 20093 Cologno Monzese, Italy, through six holding companies.

Following the death of Mr. Silvio Berlusconi, the shares in four holding companies (Holding Italiana Prima S.p.A., Segrate, Italy, Holding Italiana Seconda S.p.A., Segrate, Italy, Holding Italiana Terza S.p.A., Segrate, Italy, Holding Italiana Ottava S.p.A., Segrate, Italy) which directly hold shares in Fininvest S.p.A. have been attributed to the community of testamentary heirs after Mr. Silvio Berlusconi. Approximately 58.2% of the community of heirs are attributed to Marina Berlusconi and Pier Silvio Berlusconi who have agreed by way of a vote pool agreement to coordinate and exercise their votes in the community of heirs as well as their voting rights in other holding companies directly holding voting rights in Fininvest S.p.A. (Holding Italiana Quarta S.p.A., Segrate, Italy, Holding Italiana Quinta S.p.A., Segrate, Italy).

Holding Italiana Quarta S.p.A. and Holding Italiana Quinta S.p.A. control Finanziaria d'investimento Fininvest S.p.A. only jointly with Holding Italiana Prima S.p.A., Holding Italiana Seconda S.p.A., Holding Italiana Terza S.p.A. and Holding Italiana Ottava S.p.A. by way of a multi-parent domination.

The Bidder-Controlling Shareholders are listed in Annex 2 of this Offer Document.

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6.3	Background information on MFE Group

MFE Group is a leading pan-European media group, with a diverse portfolio and a robust presence throughout the entire value chain of the media industry, from content production and distribution in the free and pay TV area to licensing and advertising time marketing. This portfolio encompasses television, radio, digital, and on-demand services, including offerings such as over-the-top media services ("OTT services") (Mediaset Infinity and Mitele), exclusive sports content, film production (e.g., Mediterraneo, and Medusa), as well as advertising sales (Publitalia, Publiespaña and Publieurope) and rights trading agencies. OTT services refer to the digital distribution of video and audio via the public Internet.

Both in Italy and Spain, MFE Group is a major provider of commercial television. In Italy, the MFE Group's free TV offerings consist of 17 channels, including notable ones like Canale 5, Italia 1, and Rete 4. Meanwhile, in Spain, Mediaset España offers a total of 7 free TV channels, including Tele5 and Cuatro.

Notably, MFE Group places strong emphasis on producing its own and local content. In both Italy and Spain, its production groups Medusa Film, and Mediterraneo have consistently acted as program suppliers for several decades, not only for MFE Group's own stations but also for the broader competitive landscape and the cinema industry. In both Italy and Spain, local media, film, and entertainment production companies are playing a pivotal role in providing their locally produced content to global internet giants such as Netflix, Amazon Prime, and Discovery.

MFE Group’s long-term strategy is to create a future-proof, pan-European media and entertainment group with a leading position in its local markets, greater scale to be able to compete internationally, and potential to further expand its geographical footprint across Europe. The strategy is based on plans to develop a fully integrated pan-European media powerhouse, which will be able to compete on an equal footing in the European entertainment and media industry, leveraging local content, investment in technology, and stronger financial resources.

As of 31 December 2024, MFE Group had 5,194 employees in the two main geographical areas Italy and Spain.

6.4	Persons acting jointly with the Bidder

At the time of publication of this Offer Document, the Bidder is a direct or indirect subsidiary of the Bidder-Controlling Shareholders listed in Annex 2 of this Offer Document; therefore, each of these persons is deemed to be a person acting jointly with the Bidder within the meaning of section 2 para. 5 sentence 3 WpÜG.

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Furthermore, at the time of publication of this Offer Document, the Bidder's subsidiaries and the Bidder-Controlling Shareholders' further subsidiaries listed in Annex 3 of this Offer Document are deemed to be persons acting jointly with the Bidder and each other pursuant to section 2 para. 5 sentence 3 WpÜG.

Beyond this, there are no other persons acting jointly with the Bidder within the meaning of section 2 para. 5 WpÜG.

6.5	P7 Shares held at present by the Bidder or persons acting jointly with the Bidder and by their subsidiaries; attribution of voting rights

6.5.1	Shares

At the time of publication of this Offer Document, the Bidder directly holds 70,216,573 P7 Shares (equivalent to approx. 30.14% of the share capital of and, based on publicly available information, approx. 30.95% of the exercisable voting rights in P7). The voting rights attached to these P7 Shares are attributed to the Bidder-Controlling Shareholders pursuant to section 30 para. 1 sentence 1 no. 1, sentence 3 WpÜG.

In addition, at the time of publication of this Offer Document, neither the Bidder nor any person acting jointly with the Bidder within the meaning of section 2 para. 5 WpÜG nor their respective subsidiaries hold P7 Shares. Furthermore, no voting rights attached to P7 Shares are attributed pursuant to section 30 WpÜG to the Bidder, persons acting jointly with the Bidder within the meaning of section 2 para. 5 WpÜG or their respective subsidiaries.

6.5.2	Instruments

On 26 March 2025, the Bidder entered into an irrevocable undertaking with a shareholder of P7 pursuant to which such shareholder has irrevocably undertaken to accept the Offer prior to the first weekly acceptance level notification pursuant to section 23 para. 1 sentence 1 no. 1 WpÜG for a total of 500 P7 Shares (equivalent to < 0.01% of the share capital of and, based on publicly available information, < 0.01% of the exercisable voting rights in P7) currently held ("Irrevocable Undertaking").

Beyond that, at the time of publication of this Offer Document, neither the Bidder nor persons acting jointly with the Bidder within the meaning of section 2 para. 5 WpÜG nor their subsidiaries directly or indirectly hold instruments relating to voting rights in P7 that would be subject to the notification requirement pursuant to sections 38 or 39 of the German Securities Trading Act (Wertpapierhandelsgesetz – "WpHG").

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6.6	Information on securities transactions

In the six-month period prior to 26 March 2025 (date of the publication of the decision to launch this Offer pursuant to section 10 para. 1 sentence 1, para. 3 WpÜG), the Bidder has acquired a total of 9,700 P7 Shares (equivalent to < 0.01% of the share capital of and, based on publicly available information, < 0.01% of the exercisable voting rights in P7) via the stock exchange or multi-lateral trading facilities against consideration in cash. Details of such acquisitions, which are not relevant to the minimum price, are set out in Annex 4, Section a) of this Offer Document.

In the six-month period prior to 8 May 2025 (date of the publication of this Offer Document) relevant to the minimum price, the Bidder acquired a total of 316,874 P7 Shares (equivalent to approx. 0.14% of the share capital of and, based on publicly available information, approx. 0.14% of the exercisable voting rights in P7) via the stock exchange or multi-lateral trading facilities at prices of up to EUR 5.73.A list of all acquisitions made during this period relevant to the minimum price stating the number of P7 Shares acquired in each case and the maximum price paid per P7 Share in each case is attached hereto as Annex 4 Section b) of this Offer Document.

Beyond that, neither the Bidder nor persons acting jointly with the Bidder within the meaning of section 2 para. 5 WpÜG nor their subsidiaries have acquired P7 Shares or concluded agreements on the acquisition of P7 Shares in the six months before 26 March 2025 (date of the publication of the decision to launch this Offer pursuant to section 10 para. 1 sentence 1, para. 3 WpÜG) and before 8 May 2025 (date of publication of this Offer Document).

6.7	Acquisition of control over P7 by the Bidder and the Bidder-Controlling Shareholders; Release from the obligation to make a mandatory offer pursuant to section 35 para. 3 WpÜG

On 10 April 2025 (after the date of the publication of the decision to launch this Offer pursuant to section 10 para. 1 sentence 1, para. 3 WpÜG), the Bidder acquired a total of 220,905 P7 Shares (equivalent to approx. 0.09% of the share capital of and, based on publicly available information, approx. 0.10% of the exercisable voting rights in P7) via the stock exchange and multi-lateral trading facilities and, as a result, directly held a total of 70,120,604 P7 Shares (equivalent to approx. 30.09% of the share capital of and, based on publicly available information, approx. 30.91% of the exercisable voting rights in P7), and thereby attained control over P7 pursuant to section 29 para. 2 WpÜG.

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As a result of the attribution of voting rights to the Bidder-Controlling Shareholders pursuant to section 30 para. 1 sentence 1 no. 1, sentence 3 WpÜG, the Bidder-Controlling Shareholders have thereby also each attained control over P7 pursuant to sections 29 para. 2 and 30 para. 1 sentence 1 no. 1, sentence 3 WpÜG on 10 April 2025.

Subject to the consummation of this Offer, the Bidder and each of the Bidder-Controlling Shareholders will, pursuant to section 35 para. 3 WpÜG in conjunction with sections 29 para. 2 (and 30 para. 1 sentence 1 no. 1, sentence 3 WpÜG, respectively), be released from the obligation to submit a mandatory offer and a separate mandatory offer will not be required.

6.8	Possible future acquisitions of P7 Shares

The Bidder reserves the right, to the extent permissible under applicable law, to acquire, directly or indirectly, additional P7 Shares outside of the Offer on or off the stock exchange, with such acquisitions or arrangements to acquire P7 Shares being made in compliance with applicable law.

To the extent such acquisitions or acquisition arrangements are made, this will be announced, in stating the number and the (agreed) price of the acquired P7 Shares, pursuant to the applicable statutory provisions, in particular section 23 para. 2 WpÜG in conjunction with section 14 para. 3 sentence 1 WpÜG, in the Federal Gazette and on the internet at https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/. A non-binding English translation of such information will also be published at https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/.

7.	Description of P7

7.1	Legal basis of P7

P7 is a European Company (Societas Europaea – SE) incorporated under the laws of Germany, with its registered office in Unterföhring, District of Munich, Germany, registered with the commercial register (Handelsregister) of the Local Court (Amtsgericht) of Munich under HRB 219439, with its business address at Medienallee 7, 85774 Unterföhring, Germany. P7 emerged through a transformation by way of a change of legal form of ProSiebenSat.1 Media AG, with its registered office in Unterföhring (Local Court of Munich, HRB 124169) on the basis of the transformation resolution dated 9 March 2015.

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P7's corporate purpose is the organization of broadcasting programs; the manufacturing, procurement and sale as well as marketing and distribution of audiovisual and text-based contents and products of any kind and of other intellectual property rights; the performance, arrangement and marketing of services and products in the area of communication and electronic media; the further activity in the area of e-commerce, electronic media, digital services and digital technologies; the merchandising, live entertainment and event business as well as the personality marketing; and the development and implementation of new business concepts in the aforementioned and related areas as well as the (direct and indirect) investment in and establishment of companies with activities in the aforementioned and related areas, including the rendering of services and consulting in the aforementioned and related areas. P7 is entitled to carry out all transactions and actions, which are related to the aforementioned lines of business or otherwise appropriate to serve directly or indirectly the objects of P7. P7 may establish branch offices and permanent establishments in Germany and abroad, may establish or purchase other companies in Germany and abroad or hold participating interests in and manage such other companies. The business purpose of subsidiaries and companies in which P7 holds a participating interest may also include lines of business other than those referenced before. P7 may limit its business activity to one or several of the lines of business referenced before. P7 further is entitled to carry out its business activity in whole or in part, indirectly through subsidiaries, through companies in which P7 holds a participating interest and through joint ventures. In particular, it may transfer and/or spin off its operations in whole or in part to dependent companies of P7. P7 may also limit its business to acting as a managing holding company and/or restrict itself to administering its own assets.

P7's fiscal year is the calendar year.

7.2	Capital structure

7.2.1	Overview

At the time of publication of this Offer Document, P7's share capital amounts to EUR 233,000,000.00, divided into 233,000,000 registered no-par value shares. There are no different share classes. Each share entitles the holder to one vote. This does not apply to treasury stock (eigene Aktien), which establishes no rights relating to P7. According to the information available to the Bidder at the time of publication of this Offer Document, P7's treasury stock at the time of publication of this Offer Document comprises 6,115,915 shares (equivalent to approx. 2.62% of P7's present share capital).

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7.2.2	Stock exchange listing

The P7 Shares are admitted to trading on the Frankfurt Stock Exchange and, simultaneously, on the sub-segment of the Regulated Market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange. In addition, P7 is listed on the Luxembourg Stock Exchange (Bourse de Luxembourg) (Regulated Market). Further, P7 Shares are included, inter alia, in the open market (Freiverkehr) of the stock exchanges in Berlin, Düsseldorf, Hamburg, Munich, Hannover and Stuttgart and are also tradable via the XETRA and Tradegate electronic trading systems.

7.2.3	Contingent Capital 2021

On 1 June 2021, P7's annual general meeting authorized the Management Board, subject to the consent of the Supervisory Board, to issue bearer and/or registered convertible and/or warrant-linked bonds in the total nominal amount of up to EUR 800,000,000 with a limited or unlimited term, on one or more occasions on or before 31 May 2026 (inclusive), and to grant conversion or option rights to the holders or creditors of such bonds in order to acquire up to 23,300,000 new registered no-par value shares in P7 in the pro rata amount of up to EUR 23,300,000 of P7’s share capital as specified in more detail in the terms and conditions of the bonds and/or to stipulate the corresponding conversion rights of P7.

On 1 June 2021, P7's annual general meeting also approved a conditional capital increase of P7's share capital by up to EUR 23,300,000 due to the issuance of up to 23,300,000 new registered no-par value shares ("Contingent Capital 2021").

The contingent capital increase serves to grant shares to holders or creditors of convertible bonds in addition to holders of option rights attached to warrant-linked bonds to be issued before 31 May 2026 (inclusive), as a result of the authorization granted by resolution of P7's annual general meeting of 1 June 2021, by P7 or by a domestic/foreign entity in which P7 either directly or indirectly holds the majority of votes and capital.

At the time of publication of this Offer Document, there are no options granting an entitlement to subscribe for P7 Shares from Contingent Capital 2021.

7.3	Overview of the P7 Group's business activities

P7 Group is one of the leading entertainment players in the German-speaking region (Germany, Austria, Switzerland) as its core market. P7 Group is divided into the three segments Entertainment, Dating & Video and Commerce & Ventures.

•	Entertainment: P7 Group operates 15 free and pay TV stations in Germany, Austria and Switzerland. These include the free TV stations ProSieben, SAT.1, Kabel Eins, sixx, ProSieben MAXX, SAT.1 Gold and Kabel Eins Doku in Germany and the free TV stations PULS4, PULS24, ATV I, ATV II, and Puls 8, in Austria and Switzerland. In Germany, P7 Group is one of the leaders in the TV audience and advertising market and generates most of its revenues by selling advertising time via multiple platforms. The range of P7 Group's portfolio covers the complete value creation process in the entertainment sector, from production to distribution and sales.

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•	Dating & Video: P7 Group also covers a broad geographically diversified spectrum in the online dating as well as social entertainment market with the portfolio brands of ParshipMeet Group (online dating platforms such as eharmony, Parship, ElitePartner and LOVOO as well as video-based social entertainment apps such as MeetMe, Skout, Tagged, GROWLr and Yapp). The business model includes long- and short-term subscriptions as well as one-off purchases such as in-app purchases of virtual products, marketing services and services for third-party platforms.

•	Commerce & Ventures: In the Commerce & Ventures segment, P7 Group bundles its investments in digital commerce companies with consumer-focused business models. In this segment, P7 Group uses a mix of cash and media volume to invest in digital companies by making targeted use of advertising time as an investment currency in the form of media-for-revenue or media-for-equity deals.

As of 31 December 2024, P7 Group had 7,041 employees (full-time equivalents) (Entertainment segment: 4,191, Dating & Video segment: 525, Commerce & Ventures segment: 2,001, Other: 324), of which 5,904 employees (corresponding to approx. 83.85%) worked in Germany.

In fiscal year 2024, according to its annual report 2024, P7 generated revenues of approximately EUR 3,918 million (2023: approximately EUR 3,852 million; 2022: approximately 4,163 million; 2021: approximately EUR 4,495 million) and EBITDA of approximately EUR 512 million (2023: approximately 140 million; 2022: approximately EUR 666 million; 2021: approximately EUR 803 million).

7.4	P7's Management Board and Supervisory Board

P7's Management Board (the "Management Board") consists of one or more members; pursuant to article 7 para. 2 of P7's articles of association, the members of the Management Board are determined by P7's Supervisory Board (the "Supervisory Board").

At the present time, the Management Board consists of three members, namely:

•	Hubertus (Bert) Habets (Chairman of the Management Board (Group CEO))

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•	Martin Mildner (Member of the Management Board & Chief Financial Officer (Group CFO))

•	Markus Breitenecker (Member of the Management Board & Chief Operating Officer (COO))

Pursuant to article 10 para. 1 of P7's articles of association, the Supervisory Board consists of nine members. At the present time, the Supervisory Board consists of the following nine members:

•	Dr. Andreas Wiele* (Chairman)

•	Prof. Dr. Cai-Nicolas Ziegler (Vice Chairman)

•	Katharina Behrends

•	Dr. Katrin Burkhardt

•	Thomas Ingelfinger

•	Leopoldo Attolico

•	Simone Scettri

•	Christoph Mainusch

•	Klára Brachtlová

* As announced by P7 on 24 January 2025, Dr. Andreas Wiele informed the Supervisory Board and Management Board that he intends to step down from the Supervisory Board at the end of the annual general meeting of P7 on 28 May 2025.

7.5	Persons acting jointly with P7

At the time of publication of this Offer Document, according to information published by P7, the companies listed in Annex 5 of this Offer Document are subsidiaries of P7, each of which is therefore deemed to be a person acting jointly with P7 pursuant to section 2 para. 5 sentence 3 WpÜG.

Beyond that, based on the information available to the Bidder at the time of publication of this Offer Document, there are no other persons deemed persons acting jointly with P7 within the meaning of section 2 para. 5 WpÜG.

7.6	Information on the statements of P7's Management Board and Supervisory Board

Pursuant to section 27 para. 1 WpÜG, both the Management Board and the Supervisory Board of P7 are obliged to issue a reasoned statement on this Offer and on any amendments of this Offer. P7's Management Board and Supervisory Board must publish every such statement without undue delay after the transmission of this Offer Document and any amendments made to this Offer Document by the Bidder.

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8.	General and strategic background of the Offer

Over the last few years, the Bidder has progressively increased its stake in P7 and has decided to further increase its ownership level in P7 by way of voluntary public takeover offer according to German takeover law.

In order to meet the requirements under German takeover law, the Offer applies to all P7 Shares not already directly held by the Bidder and the Bidder will therefore acquire all P7 Shares that will be tendered into the Offer, even though the Bidder's current objective is not to acquire all or the majority of the P7 Shares. In light of this, the Bidder does not intend the Offer to have a material effect on P7’s free float or stock exchange listing.

The Bidder regards its stake in P7 as long-term investment and commitment to P7 with a view to contribute more actively to accelerate the execution of the present strategy of P7 of "focalization on core business" and to the development of P7’s strategic direction in the future. P7 Group is as a major entertainment player in the German-speaking region active in three business segments, comprising (i) Entertainment (core business), (ii) Dating & Video as well as (iii) Commerce & Ventures (both (ii) and (iii) being considered by the Company non-core activities). Each of the segments is unrelated to the others and faces very specific challenges and requires accordingly different bespoke strategies. Currently, the highly competitive market environment for the Entertainment business is posing particularly serious challenges for this specific segment that are calling for swift decisions and strategic actions.

Through this Offer, the Bidder intends to support and accelerate the implementation of P7's current strategy which foresees the focus on the core business (Entertainment) as main priority and the deleverage through the disposal of the non-core activities (Dating & Video, Commerce & Ventures).

At the same time, the aim of the Bidder is to evaluate possible forms of cooperation with P7 and to offer its core expertise in the Entertainment sector to assist the Supervisory Board and the Management Board in addressing the industrial challenges it faces as well as exploiting the opportunities arising from the ongoing changes in the industry. Potential forms of collaboration may include, for example, the joint development and/or adoption of the streaming platform and cooperative efforts in building and sharing the AdTech stack. As a strong industrial and reliable partner, the Bidder is committed to provide, if requested, industrial expertise and financial support to P7. That would result in long term value creation for all P7 Shareholders. Moreover, the Bidder intends to support P7 in the ongoing intended disposal of the non-core assets, including potential monetization and value creation opportunities.

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The Management Board and Supervisory Board of P7 have not negotiated this Offer with the Bidder and the Bidder has not been granted access by P7 to documents regarding P7 Group's legal, financial and operational situation in connection with the evaluation of this Offer. Against this background, since the Bidder's objective is not to acquire all or a qualified majority of the P7 Shares and, based on publicly accessible sources of information (e.g., published financial reports and press releases of P7), the Bidder does not expect any integration of P7 into its group as a result of this Offer. Therefore, the Bidder does not expect any synergies arising as a consequence of this Offer.

With this long-term value creation objectives and depending on the results of the Offer, the Bidder reserves to make use of the increased flexibility and to acquire more P7 shares following completion of the Offer.

With regard to the further background and further economic interests in connection with the Offer, the Bidder in addition refers to its intentions as set out in section 9, in particular with regard to the intentions set out in section 9.1 concerning the future business activities, assets and future obligations of P7.

9.	Intentions of the Bidder and the Bidder-Controlling Shareholders

The intentions of the Bidder described below are the shared intentions of the Bidder and the Bidder-Controlling Shareholders in respect of P7 at the time of publication of this Offer Document. Neither the Bidder nor the Bidder-Controlling Shareholders have any intentions deviating from the intentions laid out in sections 9.1 to 9.7 of this Offer Document.

9.1	Future business activities, assets, and future obligations of P7

In the Bidder's view, a reason for the continued negative trajectory of P7’s stock price lies in the combination within the group of unrelated business lines with no synergies among them. This limits P7’s ability to invest to restore growth and create value in its core Entertainment activities, while also limiting the potential of the non-core activities (Dating & Video, Commerce & Ventures).

The Bidder therefore intends to support the Supervisory Board and the Management Board to progress and accelerate its ongoing review of P7’s business portfolio, with the objective to simplify and refocus P7's business for the benefit of P7, its shareholders, employees, customers and other stakeholders.

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More specifically, the Bidder intends to intensify the constructive dialogue with P7's Supervisory Board to unlock the maximum possible value from all the activities in the current P7's business portfolio. Depending on the stake held by the Bidder in P7 after the settlement of the Offer, or at any future date, and depending on the economic situation and the legal framework at that point in time, this includes assisting the Supervisory Board and the Management Board in disposing or reallocating of P7's non-core businesses, including separation of the relevant business segments and realization of their intrinsic value, as well as the potential integration of such segments into strong third-party partners' portfolios.

The Bidder intends to provide P7, if needed, with certain financial back-up lines for refinancing any debt, including credit agreements and promissory note loans which may become due or terminated, in case of change of control should the Bidder acquire more than 50% of the voting rights pertaining to P7 Shares as a result of the Offer, in which lenders are entitled to terminate their participation in the facilities and to demand repayment of outstanding amounts within a certain period after the change of control takes place. For this reason, the Bidder has obtained unsecured credit lines with primary international banks in an amount of EUR 2.1 billion for the benefit of P7 as borrower which can be utilized to refinance the existing facilities of P7 in case required to a change of control as set out above.

The Bidder does not intend to propose any change of the current dividend policy, which complies with the investment needs of P7 and the refinancing of the existing debt facilities at maturity.

Beyond the above intentions, the Bidder does not intend to take any other actions regarding the future business operations, the appropriation of assets, or future obligations of P7.

9.2	Registered office of P7; location of material parts of the business

Depending on the stake held by the Bidder in P7 after the settlement of the Offer, or at any future date, and depending on the economic situation and the legal framework at that point in time, the Bidder intends, subject to market conditions and only insofar as it is economically reasonable, to assist P7's Management Board with the disposal of non-core assets (see section 8 of this Offer Document). With reference to the Entertainment business (core business), the Bidder does not intend to move or close either the registered office (Satzungssitz) or the headquarters (Verwaltungssitz) of P7 from Unterföhring, District of Munich, to another location. Nor does the Bidder intend to change the brand(s) or corporate name(s) of P7's core business or any companies within the business perimeter.

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As far as the non-core business operations, the Bidder does not intend to cause other subsidiaries or any P7 affiliates to relocate or close their respective registered offices or headquarters or to make any changes in respect of the location of material parts unless the operational review described in sections 8 and 9.1 of this Offer Document would recommend differently. Similarly, subject to the operational review described in sections 8 and 9.1 of this Offer Document, the Bidder has no intention to change the brand(s) or corporate name(s) of P7, or any non-core companies affiliated with P7.

9.3	Employees, employee representation, and terms and conditions of employment

The Bidder acknowledges that the dedicated workforce of P7 in Bavaria is at the heart of its current and future success and that the core business prospects of P7 depend on the creativity of its employees and employee base in terms of innovation, business acumen and experience in the entertainment sector. Depending on the stake held by the Bidder in P7 after the settlement of the Offer, or at any future date, and depending on the economic situation and the legal framework at that point in time, the Bidder does not intend, subject to the operational review described in sections 8 and 9.1 of this Offer Document, to make or to lobby or suggest any material changes with regard to P7's terms of employment. Until the sale of the non-core businesses, the Bidder has also no intention to lobby or suggest a reduction of the number of employees within these business operations beyond the plans of the Management Board and the operational review described in sections 8 and 9.1 of this Offer Document.

The Bidder also intends to support the Supervisory Board and the Management Board in developing an attractive and competitive framework to retain an excellent employee base and talents in the Entertainment business. In particular, the Bidder intends to respect the rights of the employees and works councils that exist within or vis-à-vis P7 Group in accordance with applicable laws, regulations, rules and agreements.

Without prejudice to the above, the Bidder may support the Supervisory Board and the Management Board in reviewing from time to time the organizational structure of the core business, its group companies accordingly with any changes that may arise from the future development of the media industry in Europe.

9.4	Members of P7's Management Board

The Bidder acknowledges that the Supervisory Board has the statutory mandate to supervise the Management Board in the interest of all P7 Shareholders and entrusts the Supervisory Board that considers the Management Board in office to be in a position to support P7's strategic goals (as described in sections 8 and 9.1 of this Offer Document) and to effectively pursue the corporate objectives of creating value for all shareholders through the business strategy described above. Against that background, the Bidder intends to cooperate with the Supervisor Board and has no intention to interfere with the election or removal of the Management Board by the Supervisory Board and the independent management of P7's business by the Management Board.

Beyond the above intentions, the Bidder has no further intentions regarding the members of P7's Management Board.

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9.5	Members of P7's Supervisory Board

Currently, one member of P7's Supervisory Board is connected with the Bidder, namely Katharina Behrends, general manager (DACH) at MFE-MEDIAFOREUROPE N.V.. Simone Scettri and Leopoldo Attolico have been elected as independent Supervisory Board members in the P7 annual general meetings among independent candidates proposed by the Bidder.

Depending on the results of the Offer, the Bidder intends to be represented on the Supervisory Board, in terms of non-independent members, in a manner which appropriately reflects its shareholding after consummation of the Offer.

The Bidder has no intention to change the number of the Supervisory Board members currently in place.

Beyond the above intentions, the Bidder has no further intentions regarding the members of P7's Supervisory Board.

9.6	Intended corporate action (Strukturmaßnahmen)

The Bidder intends to support P7 in evaluating the best structure to focus the business lines of P7 as described in sections 8 and 9.1 of this Offer Document. Apart from the following intentions, the Bidder has no intention of carrying out any other structural measures with respect to P7 Group.

Depending on the size of the Bidder's shareholding in P7 after the successful completion of the Offer as well as the prevailing market conditions, the economic situation and regulatory framework at the time, the Bidder intends to assess one or more of the following measures (subject to the operational review described in sections 8 and 9.1 of this Offer Document).

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9.6.1	A delisting

The Bidder does not expect that the free float (Streubesitz) of P7 Shares will be significantly reduced as a result of the consummation of the Offer or that it will hold a qualified majority of the voting rights in P7 after consummation of the Offer.

The Bidder intends that P7 shall remain listed on the stock exchange. However, following the settlement of the Takeover Offer, or at any future date, the Bidder intends, subject to market conditions and only insofar as economically reasonable at the relevant time, to assess the effectuation to support a revocation of the admission of the P7 Shares to trading on the regulated market pursuant to section 39 para. 2 of the German Stock Exchange Act (Börsengesetz) ("Delisting").

9.6.2	A squeeze-out

The Bidder does not expect that the free float (Streubesitz) of P7 Shares will be significantly reduced as a result of the consummation of the Offer or that it will hold a qualified majority of the voting rights in P7 after consummation of the Offer.

Depending on the stake held by the Bidder in P7 after the settlement of the Takeover Offer, or at any future date, and depending on the economic situation and the legal framework at that point in time, the Bidder intends, subject to market conditions and only insofar as it is economically reasonable, to assess the effectuation of a squeeze-out of the outside P7 Shareholders.

If, upon settlement of the Takeover Offer or at any point thereafter, the Bidder holds at least 95% of P7's share capital, a request may be made for the transfer of the P7 Shares held by the minority shareholders in return for appropriate cash compensation pursuant to sections 327a et seqq. AktG (squeeze-out under German stock corporation law).

If, upon settlement of the Takeover Offer or at any point thereafter, the Bidder holds at least 90% of P7's share capital, P7's outside shareholders may be squeezed out by merging P7 into its main shareholder in return for appropriate cash compensation pursuant to section 62 para. 5 of the German Transformation Act (Umwandlungsgesetz, "UmwG") in conjunction with sections 327a et seq. AktG (squeeze-out under German transformation law).

9.6.3	A domination and/or profit and loss transfer agreement

The Bidder does not expect that the free float (Streubesitz) of P7 Shares will be significantly reduced as a result of the consummation of the Offer or that it will hold a qualified majority of the voting rights in P7 after consummation of the Offer. Further, a domination and/or profit and loss transfer agreement is not required for the Bidder to finance the Offer. Depending on the stake held by the Bidder in P7 after settlement of the Offer, the Bidder intends to assess the possibility to conclude a domination and/or profit and loss transfer agreement between the Bidder as the controlling company and P7 as the controlled company, subject in any case to market conditions and only insofar as economically reasonable at the relevant time.

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9.6.4	A merger

The Bidder does not expect that the free float (Streubesitz) of P7 Shares will be significantly reduced as a result of the consummation of the Offer or that it will hold a qualified majority of the voting rights in P7 after consummation of the Offer. Depending on the stake held by the Bidder in P7 after the settlement of the Offer, or at any future date, and depending on the economic situation and the legal framework at that point in time, the Bidder intends, subject to market conditions and only insofar as it is economically reasonable, to assess a potential merger of P7 in MFE.

9.7	Intentions with regard to the business activities of the Bidder and the Bidder-Controlling Shareholders

The corporate purpose of the Bidder (as described in section 6.1 of this Offer Document) is, inter alia, to direct engagement in Entertainment and to acquire participations in other enterprises (except for retail share dealing). Therefore, the Bidder supports the intended disposal of non-core assets of P7 (as described in sections 8 and 9.1 of this Offer Document). As part of the settlement of the Offer, the MFE Offer Shares required for the completion of the Takeover Offer will be created by way of a capital increase without pre-emptive rights from the MFE Authorized Capital (please refer to section 6.1 and 14.2.2 of this Offer Document). With the exception of the effects on the Bidder's assets, indebtedness, financial position and results of operations described in section 15 of this Offer Document and subject to the operational review in connection with the Offer described in sections 8 and 9.1 of this Offer Document, the Bidder and the Bidder-Controlling Shareholders have no intentions, in connection with the Offer, that could result, with respect to the Bidder and the Bidder-Controlling Shareholders, in a change of, or otherwise affect, the registered offices or the locations of material parts of the business, its or their future business activities, the use of its or their assets, or future liabilities of the Bidder and the Bidder-Controlling Shareholders, the members of the governing bodies of the Bidder and the Bidder-Controlling Shareholders, or, if any, the employees, their representative bodies, and the terms and conditions of employment at the Bidder and the Bidder-Controlling Shareholders, in each case in connection with the Offer.

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10.	Explanation of the adequacy of the Offer Consideration

10.1	Admission of the MFE Offer Shares to trading and granting of voting rights

The Bidder will ensure the stock exchange listing and admission to trading of the MFE Offer Shares on the Euronext Milan Stock Exchange and on the Spanish stock exchanges in Barcelona, Bilbao, Madrid and Valencia, organized markets within the meaning of section 31 para. 2 WpÜG, prior to transfer of the MFE Offer Shares to the P7 Shareholders who have accepted this Offer.

As part of the settlement of this Offer, P7 Shareholders who have accepted this Offer will become owners of the MFE Offer Shares and will be entitled to all rights associated with such MFE Offer Shares (including dividend rights, subscription rights and voting rights); this includes access to information from MFE to its shareholders and the right to participate and vote at the general meeting of MFE. The requirement under section 31 para. 2 sentence 2 WpÜG that holders of voting shares must be offered shares as consideration that also confer voting rights is fulfilled.

As set out in further detail in section 10.2 below, the MFE Offer Shares will be subject to a functioning stock trading with a substantial free float and appropriate trading activities and volumes and will therefore be liquid shares admitted to trading on an organized market within the meaning of section 31 para. 2 WpÜG.

10.2	Liquidity of the MFE Offer Shares

Section 31 para. 2 WpÜG requires that shares offered as consideration in an exchange offer must be "liquid". In its decision of 11 January 2021 (case no. WpÜG 1/20) ("OLG Frankfurt-Ruling"), the Higher Regional Court Frankfurt am Main (Oberlandesgericht Frankfurt/Main) defined criteria to determine liquidity within the meaning of section 31 para. 2 WpÜG. If these criteria are met the MFE Offer Shares are presumed to be liquid in any case. The OLG Frankfurt-Ruling derived these criteria from the definition of "liquid shares" in Art. 22 para. 1 of Regulation (EC) No. 1287/2006 ("DVO"). Pursuant to this regulation, a share is deemed to have a liquid market if

(a)	the share is daily traded,

(b)	the share is with a free float not less than EUR 500 million, and

(c)	one of the following conditions is satisfied:

(i)	the average daily number of trades in the share is not less than 500;

(ii)	the average daily turnover for the share is not less than EUR 2 million.

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10.2.1	Relevant period for the liquidity test

The liquidity requirement is intended to ensure that the P7 Shareholders may theoretically immediately be able to realize the value of the MFE Offer Shares received by reselling them. Consequently, the liquidity test should be met for the time after the settlement of the Offer. Therefore, the liquidity of the MFE Offer Shares may only be determined by means of a forecast.

10.2.2	Relevant market for the liquidity test

After the settlement of this Offer, the MFE Offer Shares will be traded on Euronext Milan Stock Exchange and on Spanish stock exchanges in Barcelona, Bilbao, Madrid and Valencia. For purposes of this liquidity test, only the expected average daily number of trades and value traded of the MFE Offer Shares on the Euronext Milan Stock Exchange as an organized market within the meaning of section 2 para. 7 WpÜG and trading venue with the highest trading volume in MFE Shares A is considered.

10.2.3	Assumptions and data basis for the liquidity test

The determination of the liquidity of the MFE Offer Shares at the time of the settlement of this Offer requires a forecast based on historic trading pattern.

This forecast has to consider, though, that the number of MFE Shares A outstanding and the number of shareholders which may trade the MFE Shares A will increase and the total number of MFE Shares A outstanding will depend on the acceptance rate of this Offer.

The analysis underlies the following assumptions and data basis. In particular, the assumptions and the application of the test criteria have been carried out in a prudent manner.

•	Reference trading data: As basis for the required forecast for the number of average daily trades and daily value traded in relation to the Bidder, the trading data of MFE Shares A were used for the period from 26 December 2024 to 6 May 2025 (source: FactSet) ("Trading Reference Period"). The relevant trading data are shown in Annex 8.

•	Reference trading venue: The Euronext Milan Stock Exchange on which the MFE Shares A are listed is an organized market within the meaning of section 2 para. 7 WpÜG.

•	Acceptance Rate: It is assumed that the Offer will be accepted for at least 500 P7 Shares (equivalent to approx. 0.0002% of the share capital of and, based on publicly available information, the exercisable voting rights in P7). Taking into account the 70,216,573 P7 Shares directly held by the Bidder at the time of publication of this Offer Document (which is equivalent to approx. 30.14% of the share capital of and, according to publicly available information, approx. 30.95% of the exercisable voting rights in P7), this would translate to a shareholding of the Bidder of 70,217,073 P7 Shares (approx. 30.14% of the share capital of and, according to publicly available information, approx. 30.95% of the exercisable voting rights in P7) upon consummation of this Offer.

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•	Trading on Euronext Milan Stock Exchange: All MFE Offer Shares will be admitted to trading on the Euronext Milan Stock Exchange and on Spanish stock exchanges in Barcelona, Bilbao, Madrid and Valencia prior to settlement of this Offer and may be traded there. It is assumed that P7 Shareholders receiving MFE Offer Shares will trade those exclusively on the Euronext Milan Stock Exchange. This means all MFE Offer Shares are assumed to be traded on Euronext Milan Stock Exchange.

•	Number of shares: The number of MFE Offer Shares issued to P7 Shareholders in course of the settlement of this Offer, is determined by multiplying (i) 500 (i.e., the assumed number of P7 Shares tendered into the Offer for purposes of the liquidity test) and (ii) 0.4 (i.e. the exchange ratio) ("Number of MFE Offer Shares"). The Number of MFE Offer Shares is 200. For purposes of calculation, the total number of calculated MFE Shares A after settlement of this Offer is the sum of the total Number of MFE Offer Shares and the total number of MFE Shares A outstanding as of publication of this Offer Document: 332,155,449 ("Number of Future MFE Shares A"). The ratio of the Number of Future MFE Shares A to the number of MFE Shares A outstanding as of publication of this Offer Document amounts to 100.0001% (rounded) ("Future MFE Shares A/MFE Shares A Ratio").

10.2.4	Daily trading

The MFE Shares A were traded daily (with the exception of Saturdays, Sundays and other holidays on the respective stock exchange) within the Trading Reference Period. Accordingly, the forecast to be made assumes that daily trading will also take place with the MFE Offer Shares.

10.2.5	Determination of free float for calculation of market capitalization

The liquidity test requires that the market capitalization of the free float must be higher than EUR 500 million. According to Art. 22 para. 4 DVO, all shareholdings exceeding 5% of the total voting rights of the issuer have to be excluded from the calculation of the market capitalization, unless such a holding is held by a collective investment undertaking (Organismen für gemeinsame Anlagen) or a pension fund.

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The following shareholders of MFE (collectively the "MFE Anchor Shareholders") will hold more than 5% on basis of the Number of Future MFE Shares A: FININVEST S.P.A. (116,401,448 MFE Shares A) and SIMON FIDUCIARIA S.P.A. (45,315,990 MFE Shares A).

In total, 161,717,438 MFE Shares A from MFE Anchor Shareholders will be excluded from the calculation of the market capitalization, resulting in a total free float of 170,438,011 MFE Shares A after settlement of the Offer (corresponding to approx. 51.31%, "Free Float Ratio").

10.2.6	Calculation of market capitalization of the free float after settlement

The market capitalization of the free float is calculated by multiplying the Number of Future MFE Shares A with (i) the Free Float Ratio and (ii) EUR 3.182 (i.e., the three-month average closing price on 25 March 2025, the last trading day before the publication of the decision to launch this Offer pursuant to section 10 para. 1 sentence 1 WpÜG; see section 10.3 of this Offer Document). The value free float of the Number of Future MFE Shares A will therefore amount to EUR 542,333,751.00.

10.2.7	Determination of the number of average daily trades

For the forecast of the average daily trades of the MFE Offer Shares, the average number of trades for the MFE Shares A over the Trading Reference Period was determined. This is 1,201 ("Average Daily Trades"). This number of daily trades was adjusted to the Number of Future MFE Shares A by multiplying the Future MFE Shares A/MFE Shares A Ratio with the Average Daily Trades. The number of daily trades for the MFE Shares A on this basis amounts to 1,201 per day.

10.2.8	Determination of the daily value traded

For the forecast of the average traded value daily of the MFE Shares A, the average traded value daily for the MFE Shares A over the Trading Reference Period was determined. This is EUR 2,192,758.54 ("Average Daily Value Traded"). This amount was adjusted to the Number of Future MFE Shares A by multiplying the Future MFE Shares A/MFE Shares A Ratio with the Average Daily Value Traded. The average traded value daily for the Number of Future MFE Shares A on this basis amounts to EUR 2,192,759.86.

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10.2.9	Results of the liquidity test

Liquidity Test Calculations & Results
Exchange Ratio	0.4
Outstanding MFE Shares A	332,155,249
Outstanding P7 Shares (excl. P7 Shares directly held by the Bidder)	162,783,427
Shares issued to P7 Shareholders in case of 100% acceptance[1]	65,113,370
Acceptance Rate assumed for liquidity test (in % of share capital of P7)	0.0002%
Number of Future MFE Shares A2	332,155,449

Number of Future MFE Shares A	332,155,449
MFE Shares A from MFE Anchor Shareholders (5%+) after Settlement	161,717,438
Free Float after Settlement	170,438,011
Free Float (% of all outstanding MFE Shares A)	51.31%

MFE Share A Price (3 months average closing price) (EUR)[3]	3.182
Hypothetical Free Float Market Cap (EUR)[4]	542,333,751.00
Threshold (EUR)[5]	500,000,000
Exceeds Threshold (EUR)	42,333,751.00
Exceeds Threshold (%)	8.47%

1 number of P7 Shares outstanding and not held by MFE multiplied by Exchange ratio

2 number of MFE Shares A outstanding + number of MFE Offer Shares

3 see section 10.3 and Annex 7 of this Offer Document

4 number of free float shares after Settlement multiplied by 3 months average closing price

5 minimum free float market capitalization according to OLG Frankfurt Ruling

Hypothetical Number of Trades
Average Standalone Daily Trades[6]	1,201
% Increase in MFE Shares A based on share issuance in Offer	0.0001%
Daily Trades after Settlement[7]	1,201

Threshold[8]	500
Exceeds Threshold	701
Exceeds Threshold (%)	140.20%

6 based on MFE Shares A trading data attached as Annex 8 for period of 26 December 2024 until 6 May 2025.

7 based on Future MFE Shares A/MFE Shares A Ratio. Liquidity test assumes that all former P7 Shareholders continue to trade on Euronext Milan Stock Exchange.

8 threshold pursuant to OLG Frankfurt Ruling

Hypothetical Value Traded (EUR)
Average Standalone Daily Value Traded (EUR)[9]	2,192,758.54
% Increase in MFE Shares A based on net share issuance in Offer	0.0001%
Daily Value Traded after Settlement (EUR)	2,192,759.86

Threshold (EUR)[11]	2,000,000.00
Exceeds Threshold (EUR)	192,759.86
Exceeds Threshold (%)	9.64%

9 based on MFE Shares A trading data attached as Annex 8 for period of 26 December 2024 until 6 May 2025.

10 based on Future MFE Shares A/MFE Shares A Ratio. Liquidity test assumes that all former P7 Shareholders continue to trade on Euronext Milan Stock Exchange.

11 threshold pursuant to OLG Frankfurt Ruling

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10.3	Minimum offer consideration and financial adequacy of the Offer Consideration

The Offer Consideration of EUR 4.48 and 0.4 MFE Offer Shares per P7 Share fulfils the requirements of the statutory minimum consideration for the P7 Shares prescribed by section 31 paras. 1 and 7 WpÜG in conjunction with sections 4 and 5 of the WpÜG Offer Regulation, which is the higher of the two following values:

(a)	Pursuant to section 5 of the WpÜG Offer Regulation, the consideration must, in the case of a voluntary public takeover offer pursuant to sections 29 et seqq. WpÜG, at least be equivalent to the weighted average domestic stock exchange price of the P7 Shares during the last three months prior to the publication of the decision to launch the Offer pursuant to section 10 para. 1 sentence 1 WpÜG on 26 March 2025. The volume-weighted three-month average price for the P7 Shares up to (and including) the reference date (25 March 2025) was communicated by BaFin as having been EUR 5.74 per P7 Share.

(b)	Pursuant to section 4 of the WpÜG Offer Regulation, the consideration must, in the case of a voluntary public takeover offer pursuant to sections 29 et seqq. WpÜG, at least be equivalent to the highest consideration granted or agreed for the acquisition of P7 Shares by the Bidder, persons acting jointly with it, or their subsidiaries within the last six months prior to the publication of the Offer Document pursuant to section 14 para. 2 sentence 1 WpÜG.

(c)	During the relevant period of six months before 8 May 2025 (the date of publication of the Offer Document), the Bidder has executed market purchases in the relevant period as listed in Annex 4 Section b) of this Offer Document for a maximum consideration of EUR 5.73 per P7 Share. Apart from the foregoing, the Bidder, persons acting jointly with the Bidder within the meaning of section 2 para. 5 WpÜG, and their subsidiaries have not acquired or agreed to acquire any P7 Shares during the relevant period pursuant to section 4 of the WpÜG Offer Regulation.

(d)	Pursuant to section 31 para. 3 WpÜG, the offer consideration must consist of a full cash consideration if a bidder has acquired at least 5% of the share capital of or voting rights in a target company during the six-month period prior to the date of publication of the decision to launch an offer pursuant to section 10 para. 1 sentence 1, para. 3 WpÜG until the expiration of the Acceptance Period. During the relevant period as of the date of publication of this Offer Document, the Bidder has acquired a total of 326,574 P7 Shares (equivalent to approx. 0.14% of the share capital of and, based on publicly available information, the exercisable voting rights in P7) via the stock exchange or multi-lateral trading facilities against consideration in cash (see Annex 4 Section a) and Section b)) and is therefore not required to launch a full cash offer.

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If the consideration consists partially of shares – as is the case here – section 31 paras. 1, 2 and 7 WpÜG in conjunction with sections 7 and 6 paras. 1 and 3 WpÜG Offer Regulation require that the value of the offered shares for the determination of the minimum consideration is determined on the basis of the average closing price during the last three months prior to the publication of the decision to launch the Offer pursuant to section 10 para. 1 sentence 1 WpÜG on 26 March 2025. The calculatory amount of the three-month average closing price for the MFE Shares A on the Euronext Milan Stock Exchange up to (and including) the reference date (25 March 2025) amounts to EUR 3.182 (source: FactSet) (see Annex 7 of this Offer Document). The value of the Share Component is therefore equal to EUR 1.27 (EUR 3.182 multiplied with 0.4 MFE Offer Shares), and the total value of the Offer Consideration consisting of the Cash Component in the amount of EUR 4.48 and the calculatory amount of the Share Component therefore complies with the minimum pricing rules. The three-month average closing price on 25 March 2025, the last trading day before the publication of the decision to launch the Offer pursuant to section 10 para. 1 sentence 1 WpÜG, is significant in regards to determining the value of the Share Component (as previously described), because the Bidder has significant free float shares and trading is considered liquid during the relevant three-month period. The Cash Component corresponds to 78.05% and the value of the Share Component corresponds to 22.13% of the volume-weighted three-month average price for the P7 Shares up to (and including) the reference date (25 March 2025) as communicated by BaFin in the amount of EUR 5.74.

The Offer Consideration of EUR 4.48 and 0.4 MFE Offer Shares per P7 Share thus fulfils the requirements of section 31 paras. 1 and 7 WpÜG in conjunction with sections 4 and 5 of the WpÜG Offer Regulation.

10.4	Financial adequacy of the Offer Consideration

The Bidder has decided to offer the P7 Shareholders the statutory minimum Offer Consideration as consideration for acquiring their P7 Shares. According to the WpÜG and the WpÜG Offer Regulation, a consideration is adequate if it corresponds to the statutory minimum offer consideration (as described in section 10.3 of this Offer Document).

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Due to the sufficient liquidity of the P7 Share, the Bidder was not required to determine the amount of the consideration by way of a company valuation of P7 pursuant to section 5 para. 4 WpÜG Offer Regulation. A consideration which is equal to the three-month average price and is equal to the higher value from prior acquisitions is therefore considered adequate within the meaning of the statutory provisions. The Offer Consideration of EUR 4.48 and 0.4 MFE Offer Shares per P7 Share thus fulfills the statutory minimum price provisions pursuant to section 31 paras. 1 and 7 WpÜG in conjunction with section 3 et seqq. WpÜG Offer Regulation. Apart from that, the Bidder has not applied any valuation methods to determine the economic adequacy of the consideration.

From the Bidder's point of view, the Offer Consideration of EUR 4.48 and 0.4 MFE Offer Shares per P7 Share is therefore adequate.

10.5	No applicability of section 33b WpÜG

P7's articles of association do not provide for the application of section 33b para. 2 WpÜG. Therefore, the Bidder is not obliged to pay compensation pursuant to section 33b para. 5 WpÜG.

11.	Official approvals and proceedings

The official approvals and proceedings that are required for the consummation of this Offer (the "Transaction") are described below.

11.1	Merger control approval by the European Commission

On 26 September 2023, the European Commission granted merger control approval pursuant to Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings (the "EU Merger Regulation") for the acquisition of control of the whole of P7 by the Bidder. Any further share acquisition does not result in a new filing requirement under the EU Merger Regulation.

11.2	Merger control clearance procedure in the United States

The Transaction is subject to the expiry or termination of all waiting periods under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") and the regulations promulgated thereunder in the event that the Bidder acquires control over P7 (according to the HSR Act 50% or more of the voting rights).

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Upon the filing of the required applications with the U.S. Federal Trade Commission ("FTC") and the U.S. Department of Justice ("DoJ") and the payment of the application fee, a waiting period of 15 calendar days begins to run in the case of a takeover offer (cash offer). Closing prior to the expiry of this waiting period is not permitted unless the FTC and the DoJ order the so-called early termination of the waiting period. The reviewing authority may still request further information and documents ("Second Request for Information"). A Second Request for Information would extend the waiting period for a takeover offer against cash consideration by an additional ten calendar days from the date on which the Second Request for Information was substantially complied with, unless the waiting period is terminated earlier. If, at the conclusion of the review, the reviewing authority still has significant concerns with respect to the proposed merger, such authority must either institute proceedings in a United States federal district court for a preliminary injunction to prevent closing or resolve its concerns through a consent agreement with the parties. Against this background, the settlement of the Offer may be delayed. The Bidder expects that the merger control proceedings in the United States will not take longer than a maximum of nine months.

The Bidder will initiate merger control proceedings in the United States depending on the acceptance rate achieved, if applicable after the end of the Acceptance Period or the Additional Acceptance Period.

11.3	German media concentration control proceedings; status of procedure

The Transaction is subject to media concentration control proceedings by the Bavarian State Media Authority (Bayerische Landeszentrale für neue Medien; "BLM") and the Commission for Assessing Concentration in the Media Sector (Kommission zur Ermittlung der Konzentration im Medienbereich, "KEK"), a joint body established under the State Media Treaty (Medienstaatsvertrag, "MStV").

Under the MStV and additional state media laws, principally any planned change of ownership in a broadcaster must be notified with the competent state media authorities by the broadcaster and all direct and indirect shareholders. The notification must be filed prior to the closing of the transaction; there is, however, no gun-jumping prohibition. The state media authorities forward the notification to KEK. KEK reviews, based on certain audience market share thresholds, whether the planned transaction results in one of the involved parties obtaining dominant influence on the public opinion (vorherrschende Meinungsmacht). If KEK finds the latter not being the case it issues a certificate of non-objection (Unbedenklichkeitsbestätigung). If a planned transaction is consummated despite KEK finding dominant power of opinion the media authorities will revoke the involved broadcaster's license. The MStV does not prescribe a fixed deadline for KEK taking its decision in these proceedings.

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The Bidder has informed BLM of the Transaction on 26 March 2025 and will make its formal notification with BLM and KEK following the expiration of the Acceptance Period and the Additional Acceptance Period, respectively.

11.4	Permission to publish this Offer Document

BaFin approved the publication of the Offer Document on 8 May 2025.

12.	Offer Condition

The Offer and the agreements that came into existence with the P7 Shareholders as a result of its acceptance will be consummated only if the condition set forth in section 12.1 below (the "Offer Condition") (i) has been satisfied within the relevant time period specified below or (ii) has been validly waived by the Bidder by one working day prior to the expiration of the Acceptance Period (condition subsequent):

12.1	Merger control clearance in the United States

Between the publication of this Offer Document and 9 February 2026 (such date the "Long Stop Date") the waiting periods under the HSR Act (and any extensions thereof) have expired, been terminated, or are otherwise deemed inapplicable without the FTC or the DoJ having filed a motion in the appropriate U.S. federal district court to prohibit closing of the Transaction or to issue an appropriate preliminary injunction, or, in the case of a motion to prohibit closing of the Transaction or to issue an appropriate preliminary injunction, the appropriate U.S. federal district court has denied such motion.

The Offer Condition set forth above in this section 12.1 shall also be deemed to have occurred and been fulfilled if the Transaction is deemed to have been cleared under the respective applicable law, or if the respective competent authority has declared that it does not have jurisdiction or has decided or declared that a notification of the Transaction to it is not required or that the Transaction may be executed without its prior clearance.

The Offer Condition set forth above in this section 12.1 shall in any event also be deemed to be fulfilled if the Tendered P7 Shares and the P7 Shares held by the Bidder and voting rights from P7 Shares attributed to it, as published in the Bidder's announcement pursuant to section 23 para. 1 sentence no. 3 WpÜG, in aggregate comprise less than 50% of the voting rights from P7 Shares issued at that time.

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12.2	Non-fulfillment of the Offer Condition; waiver of the Offer Condition

The Bidder may waive the Offer Condition up until one working day before the expiration of the Acceptance Period pursuant to section 21 para. 1 sentence1 no. 4 WpÜG, provided that the Offer Condition has definitively not been fulfilled prior to that date. The waiver is equivalent to the fulfillment of the Offer Condition.

If and to the extent that fulfillment of the Offer Condition specified in section 12.1 of this Offer Document has definitively not occurred and the Bidder has not validly waived it previously, the Offer will lapse and the agreements that have been entered into as a result of accepting the Offer will terminate and will not be performed (condition subsequent); Tendered P7 Shares will be rebooked. Accordingly, the Central Settlement Agent (as defined in section 13.1 of this Offer Document) will cause the rebooking of the Tendered P7 Shares (ISIN DE000PSM77V4) to ISIN DE000PSM7770 by the Custodian Banks (as defined in section 13.2 of this Offer Document) via Clearstream Banking AG without undue delay, and no later than four Banking Days after the announcement that the Offer has lapsed. For P7 Shareholders that hold their P7 Shares in a securities deposit account in Germany, the rebooking is, as a rule, free of costs and expenses of the Custodian Banks. Any foreign taxes or costs and fees charged by foreign Custodian Banks that do not have any securities deposit account connections with Clearstream Banking AG must, however, be paid by the relevant P7 Shareholders.

12.3	Publication of the fulfillment or non-fulfillment of the Offer Condition

The Bidder will promptly announce on the internet at https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/ (in German and in an English translation) and in the Federal Gazette if (i) the Offer Condition has been validly waived previously, (ii) the Offer Condition has been fulfilled, or (iii) the Offer will not be consummated because fulfillment of the Offer Condition has definitively not occurred. Likewise, the Bidder will promptly announce after the expiration of the Acceptance Period, as part of the publication according to section 23 para. 1 sentence 1 no. 2 WpÜG, if the Offer Condition specified in section 12.1 of this Offer Document has been fulfilled by such time.

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13.	Acceptance and settlement of the Offer with regard to P7 Shares

13.1	Central Settlement Agent

The Bidder has appointed BNP Paribas S.A., Niederlassung Deutschland, Senckenberganlage 19, 60325 Frankfurt am Main, Germany, (the "Central Settlement Agent") as the central settlement agent for the Offer.

13.2	Declaration of Acceptance and rebooking

P7 Shareholders that wish to accept the Offer should contact their Custodian Bank or other custodian investment services enterprise that has its registered office or a branch in Germany regarding any questions they may have about accepting the Offer and the technical aspects of the settlement thereof. These banks and service providers have been separately informed about the modalities for the acceptance and settlement of the Offer and are expected to inform customers holding P7 Shares in their securities deposit accounts about the Offer and the steps required to accept it.

P7 Shareholders can accept the Offer during the Acceptance Period (please see section 13.6 of this Offer Document regarding acceptance of the Offer during the Additional Acceptance Period) only by taking the following steps during the Acceptance Period:

(a)	declaring acceptance of the Offer in text form or electronically ("Declaration of Acceptance") vis-à-vis their custodian investment service provider ("Custodian Bank"), and

(b)	instructing their Custodian Bank to effect without undue delay the rebooking of the P7 Shares held in their securities deposit account for which they wish to accept the Offer to ISIN DE000PSM77V4 at Clearstream Banking AG.

A Declaration of Acceptance will become effective only if the Tendered P7 Shares have been rebooked to ISIN DE000PSM77V4 at Clearstream Banking AG by 18:00 hrs (Frankfurt am Main local time) on the second Banking Day after expiration of the Acceptance Period (additional booking period). These rebookings are to be caused by the relevant Custodian Bank without undue delay after receipt of the Declaration of Acceptance.

Declarations of Acceptance that are not received by the relevant Custodian Bank within the Acceptance Period, or that have been incorrectly or incompletely filled out, do not count as acceptance of the Offer and do not entitle the relevant P7 Shareholder to receive the Offer Consideration. Neither the Bidder nor the Central Settlement Agent are obliged to notify the relevant P7 Shareholder of any deficiencies or errors in the Declaration of Acceptance and they assume no liability if such notification is not made.

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13.3	Further declarations of the P7 Shareholders upon acceptance of the Offer

By accepting the Offer pursuant to section 13.2 of this Offer Document,

(a)	the accepting P7 Shareholders instruct and authorize their respective Custodian Banks and any intermediate custodians of the relevant P7 Shares for which the Offer has been accepted

(i)	to leave the P7 Shares for which the Offer has been accepted in the securities deposit accounts of the accepting P7 Shareholders for the time being, but to cause their rebooking to ISIN DE000PSM77V4 at Clearstream Banking AG;

(ii)	to instruct and authorize Clearstream Banking AG to make the Tendered P7 Shares available to the Central Settlement Agent in its securities deposit account at Clearstream Banking AG for transfer of title to the Bidder after expiration of the Additional Acceptance Period (but not before the Offer Condition set out in section 12.1 of this Offer Document has been fulfilled or fulfillment has been validly waived by the Bidder previously);

(iii)	to instruct and authorize Clearstream Banking AG to transfer the Tendered P7 Shares, including all ancillary rights, in particular the entitlement to profit, existing at the time of settlement of the Offer, to the Bidder concurrently with (Zug-um-Zug gegen) granting of the Offer Consideration for the Tendered P7 Shares to the account of the relevant Custodian Bank at Clearstream Banking AG in accordance with the provisions of the Offer;

(iv)	to monetize the fractional share rights associated with MFE Offer Shares (and other fractional share rights in the form of whole MFE Offer Shares) and to transfer any remaining fractional share rights to the Central Settlement Agent's account at Clearstream for the purpose of monetizing such fractional share rights, or to instruct and authorize Clearstream Banking AG to do so on their behalf;

(v)	to instruct and authorize the Central Settlement Agent to monetize the fractional share rights associated with MFE Offer Shares (and other fractional share rights in the form of whole MFE Offer Shares) that are transferred to the Central Settlement Agent's account with Clearstream Banking AG by the Custodian Bank;

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(vi)	to credit the proceeds from a sale of such fractional share rights of MFE Offer Shares to the account they have set forth in the Declaration of Acceptance;

(vii)	to instruct and authorize any intermediate custodians of the relevant Tendered P7 Shares and Clearstream Banking AG to make available to the Bidder or to the Central Settlement Agent all information necessary for declarations or publications of the Bidder pursuant to the WpÜG, in particular the number of P7 Shares rebooked to ISIN DE000PSM77V4 on each stock exchange trading day during the Acceptance Period, the Additional Acceptance Period, and the relevant additional booking period; and

(viii)	to forward the Declaration of Acceptance or, as applicable, a declaration of withdrawal, to the Central Settlement Agent upon request;

(b)	the accepting P7 Shareholders commission and empower their respective Custodian Banks and the Central Settlement Agent, and in each case authorize them, releasing them from the prohibition of self-contracting pursuant to section 181 of the German Civil Code (Bürgerliches Gesetzbuch), to take all steps and to make and to receive all declarations that are necessary or expedient for the settlement of this Offer in accordance with this Offer Document, and in particular to effect the transfer of title to the Tendered P7 Shares to the Bidder in accordance with paragraph (a) above;

(c)	the accepting P7 Shareholders agree and accept that the proceeds credited for any fractional share rights of MFE Offer Shares will be determined on the basis of the average proceeds per share realized by the Central Settlement Agent by monetizing whole MFE Ofer Shares representing fractional share rights of MFE Offer Shares on behalf of the respective P7 Shareholders;

(d)	the accepting P7 Shareholders declare that

(i)	they accept the Offer for all P7 Shares in their securities deposit account with the Custodian Bank at the time they declare acceptance of the Offer, unless expressly specified otherwise in text form or electronically in the Declaration of Acceptance;

(ii)	the P7 Shares for which they accept the Offer are their exclusive property and are free of rights and claims of third parties at the time of transfer of title to the Bidder; and

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(iii)	they will transfer their Tendered P7 Shares concurrently with granting of the Offer Consideration to the account of the relevant Custodian Bank at Clearstream Banking AG subject to the following conditions precedent:

•	fulfillment of the Offer Condition under section 12.1 of this Offer Document; the Offer Condition is also deemed fulfilled if the Bidder has validly waived it previously; and

•	expiration of the Additional Acceptance Period.

In the interest of a smooth and prompt settlement of the Offer, the instructions, declarations, orders, powers of attorney, and authorizations listed in this section 13.3 (a) to (d) are issued irrevocably by the accepting P7 Shareholders. They will lapse only in the event of a valid withdrawal from the agreements that have been entered into as a result of accepting the Offer in accordance with section 17 of this Offer Document or in the event of definitive non-fulfillment of the Offer Condition set out in section 12.1 of this Offer Document.

13.4	Legal consequences of acceptance

Upon acceptance of the Offer, an agreement for the sale of the Tendered P7 Shares to the Bidder is entered into between the accepting P7 Shareholder and the Bidder pursuant to the terms of this Offer. That agreement is governed by the laws of Germany. The consummation of that agreement will take place only upon the Offer Condition set out in section 12.1 of this Offer Document having been fulfilled or validly waived by the Bidder previously. The agreement will be cancelled if the Offer Condition set out in section 12.1 of this Offer Document has not been fulfilled by the Long Stop Date and the Bidder has not validly waived the Offer Condition previously (see section 12.2 of this Offer Document). Furthermore, by accepting the Offer, the accepting P7 Shareholders issue and grant the instructions, authorizations, orders and powers of attorney specified in section 13.3(a) and 13.3(b) of this Offer Document and make the declarations listed in section 13.3(c) and 13.3(d) of this Offer Document.

13.5	Settlement of the Offer and payment of the Offer Consideration

Settlement of the Offer will be effected by payment of the Cash Component and delivery of the Share Component to the relevant Custodian Bank concurrently with the transfer of the Tendered P7 Shares tendered during the Acceptance Period to the account of the Central Settlement Agent at Clearstream Banking AG. The Central Settlement Agent will have the Offer Consideration for the Tendered P7 Shares transferred via Clearstream Banking AG to the relevant Custodian Bank without undue delay after the expiration of the Additional Acceptance Period, but no later than on the eighth Banking Day following publication of the results of the Offer pursuant to section 23 para. 1 sentence 1 no 3 WpÜG, provided that the Offer Condition pursuant to section 12.1 of this Offer Document that the Bidder has not validly waived previously has been fulfilled by the point in time that the Additional Acceptance Period expires.

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If the Offer Condition pursuant to section 12.1 of this Offer Document has not been fulfilled by the point in time that the Additional Acceptance Period expires, provided that the Bidder has not previously validly waived the Offer Condition, the Central Settlement Agent will transfer the Offer Consideration via Clearstream Banking AG to the relevant Custodian Bank without undue delay, but no later than on the eighth Banking Day, after the day on which the Bidder announces pursuant to section 12.3 of this Offer Document that the Offer Condition set out in this Offer Document (to the extent that the Bidder has not validly waived it previously) has been fulfilled.

All MFE Offer Shares will be created through the Offer Capital Increase (as defined in section 14.2.2 of this Offer Document) and issued to and deposited with Clearstream Banking AG, which will hold the MFE Offer Shares in trust, comparable to a nominee. The MFE Offer Shares will be booked at Clearstream Banking AG and credited to the accounts of the relevant Custodian Banks of the P7 Shareholders who have accepted this Offer in exchange for the Tendered P7 Shares. The Custodian Banks will credit the MFE Offer Shares to the securities custody accounts of the respective P7 Shareholders who have accepted this Offer. In return, Clearstream Banking AG will transfer the Tendered P7 Shares to the account of the Central Settlement Agent at Clearstream, which it will then credit to the Bidder's securities custody account with the Central Settlement Agent.

If fractional rights of MFE Offer Shares with the ISIN NL0015001OI1 are created due to the exchange ratio of the Offer Consideration, there will be no shareholder right to require a rounding to full shares (so-called fractional adjustment). Fractional amounts will only be paid in cash. In this regard, the Custodian Banks will sell the fractional rights allocated to MFE Offer Shares, by necessarily combining these into whole shares, after the end of a yet-to-be-determined date on the stock exchange. The proceeds will then be paid out to the eligible former P7 Shareholders who have tendered P7 Shares according to the relevant fractional right. If remaining fractional share rights cannot be combined into whole shares at the level of the respective Custodian Bank, the respective Custodian Bank will transfer such fractional rights to the Central Settlement Agent.

The Central Settlement Agent will sell such fractional rights of the Custodian Bank's Clearstream Banking account, by necessarily combining these into whole shares, after the end of a yet-to-be-determined date on the stock exchange. The Central Settlement Agent will dispose of these fractional amounts of MFE Offer Shares for the benefit of the P7 Shareholders who have accepted this Takeover Offer. The proceeds resulting from these disposals likely will be credited to the securities accounts provided in the Declaration of Acceptance of such P7 Shareholders who have accepted this Takeover Offer within ten Banking Days after the deposit of MFE Offer Shares in the accounts of the accepting P7 Shareholders. Any remaining fractional share rights that cannot be combined into whole shares will be settled in cash within ten Banking Days after the MFE Offer Shares have been credited to the securities accounts of P7 Shareholders who have accepted this Takeover Offer.

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The settlement of the Offer and the granting of the Offer Consideration as well as any payments in connection with the settlement of fractional adjustments to the accepting P7 Shareholders may be delayed until 19 February 2026 for the Offer Consideration and 5 March 2026 for proceeds in connection with the settlement of fractional adjustments at the latest or may not occur at all due to the regulatory clearance procedure (see section 11.2 of this Offer Document).

Upon transfer of the Offer Consideration as well as any payments in connection with the settlement of fractional adjustments to the relevant Custodian Bank, the Bidder's obligation to grant the Offer Consideration will be deemed to have been fulfilled. It will be the responsibility of the Custodian Banks to credit the MFE Offer Shares and the Cash Component of the Offer Consideration per each Tendered P7 Share as well as any payments in connection with the settlement of fractional adjustments to the relevant (previous) P7 Shareholders without undue delay.

13.6	Acceptance of the Offer within the Additional Acceptance Period

Subject to the following, the terms of sections 13.1 to 13.5 of this Offer Document apply mutatis mutandis to the acceptance of the Offer during the Additional Acceptance Period. A Declaration of Acceptance will become effective only if the Tendered P7 Shares tendered during the Additional Acceptance Period have been rebooked to ISIN DE000PSM77V4 at Clearstream Banking AG by 18:00 hrs (Frankfurt am Main local time) on the second Banking Day after expiration of the Additional Acceptance Period (additional booking period); Declarations of Acceptance not received by the relevant Custodian Bank within the Additional Acceptance Period do not count as acceptance of the Offer and do not entitle the relevant P7 Shareholder to receive the Offer Consideration.

P7 Shareholders wishing to accept the Offer during the Additional Acceptance Period should contact their Custodian Bank with any questions.

13.7	Costs and expenses

Any costs and expenses incurring in connection with the acceptance of the Offer and charged by the Custodian Banks will not be borne by the Bidder and must be borne by the relevant P7 Shareholders accepting the Offer. P7 Shareholders who wish to accept the Offer are advised to consult their Custodian Banks prior to acceptance regarding any costs and expenses that may arise.

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Furthermore, depending on the price model of the Custodian Bank, the custody and treatment of foreign securities may be more expensive than the custody of German securities.

Any additional costs and expenses charged by Custodian Banks or foreign investment services enterprises, as well as any expenses incurred outside of Germany, however, must be borne by the relevant P7 Shareholders. Any taxes and levies related to the conclusion of the purchase agreement and the transfer of Tendered P7 Shares in return for granting of the Offer Consideration must be borne by the relevant P7 Shareholders.

13.8	Stock exchange trading in Tendered P7 Shares

The Tendered P7 Shares can be traded on the Regulated Market of the Frankfurt Stock Exchange (Prime Standard) under ISIN DE000PSM77V4. Trading will presumably start on the third Banking Day after the commencement of the Acceptance Period. Trading is expected to be discontinued (i) at the end of the last day of the Additional Acceptance Period if on that date the Offer Condition has been fulfilled or validly waived by the Bidder previously, or (ii) at the end of the third stock exchange trading day directly preceding the settlement or reversal of the Offer.

The acquirers of Tendered P7 Shares traded under ISIN DE000PSM77V4 will assume all rights and obligations arising from the agreements entered into as a result of accepting the Offer with respect to these P7 Shares. The Bidder points out that trading volumes and liquidity of the Tendered P7 Shares depend on the specific acceptance rate and may therefore not exist at all or may be low and may be subject to heavy fluctuations. Therefore, it cannot be ruled out that, in the absence of demand, it will be impossible to sell the Tendered P7 Shares on the stock exchange or only possible to sell the Tendered P7 Shares at a lower price than P7 Shares not tendered into the Offer.

13.9	Holders of American Depositary Receipts

The Offer is not addressed to, and not capable of acceptance by, holders of American depositary receipts issued in relation to P7 Shares – which are not sponsored by P7 (the "P7 ADRs"). The rights of holders of P7 ADRs are governed by the respective deposit agreement between the relevant U.S. depositary and the respective holders of P7 ADRs.

In order to accept the Offer, holders of P7 ADRs must arrange for cancellation of the P7 ADRs and withdrawal of the P7 Shares underlying the P7 ADRs from the deposit facility in accordance with the terms and conditions of such facility (including the payment of any applicable fees, expenses or taxes). Once the former holders of P7 ADRs have obtained P7 Shares after the exchange, these P7 Shares (only full P7 Shares, not fractional P7 Shares) may then be tendered into the Offer, subject to the terms and conditions of this Offer Document. The process may take several days, and, typically, some costs are imposed on the holders of P7 ADRs. Holders of P7 ADRs should take these additional time and cost considerations into account when making their decision as to whether to participate in the offer. Holders of P7 ADRs should contact their respective U.S. depositary in case they have any questions regarding the timing, costs or process relating to the exchange of P7 ADRs for P7 Shares.

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Costs and fees incurred in the course of the exchange of P7 ADRs will not be reimbursed. The same applies to fees and costs incurred for a re-deposit of P7 Shares in the ADR facility in the event the Offer should fail.

13.10	Information on participation in the 2025 Annual General Meeting of P7

P7 Shareholders who wish to participate in the annual general meeting of P7 convened for 28 May 2025, should note the following information (corresponding to the invitation for the annual general meeting on 28 May 2025 ("AGM Invitation") published by P7 on 15 April 2025):

If P7 Shareholders accept the Offer for P7 Shares they hold in accordance with sections 13.2 and 13.3 of this Offer Document before the end of the registration period for the annual general meeting, participation in the annual general meeting and the exercise of voting and other shareholder rights for these shares is, according to the AGM Invitation, only possible if the participation requirements are also met separately for these shares and the P7 Shareholders in question are therefore, in due time before the end of the registration period, also entered in P7's share register for such shares booked under a separate securities identification number.

If the relevant shareholding has already been duly registered for the annual general meeting prior to its rebooking into the separate securities identification number and, as the case may be, also shareholder rights have already been exercised (in particular by exercising voting rights by means of electronic absentee voting or by granting power of attorney and issuing instructions to the proxies appointed by P7), then, according to the AGM Invitation, such previous registration and, as the case may be, such previous exercise of shareholder rights are taken into account by P7 with respect to the relevant shareholding also without another registration or another exercise being required, if such shareholding booked under the separate securities identification number is registered in the share register under the previous shareholder number in due time prior to the end of the registration period for the annual general meeting.

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P7 Shareholders who have already registered for the annual general meeting and who accept the Offer for all or part of their shareholding before the end of the registration period for this annual general meeting and who wish to continue to participate in the annual general meeting with respect to the shareholding tendered into the Offer and exercise shareholder rights arising therefrom should, according to the AGM Invitation, therefore expressly instruct their custodian banks to have the shareholding tendered into the Offer re-registered in the share register under the previous shareholder number without delay (prior to the end of the registration period).

Furthermore, the Bidder points out that the P7 Shares will only be booked into the securities account of the Bidder as part of the settlement of the Offer at a time after the record date for receiving a dividend from P7 for the past financial year 2024 and P7 Shareholders who have accepted this Offer will therefore participate in the dividend distribution from P7 proposed in the AGM Invitation of EUR 0.05 per P7 Share for the financial year 2024 in case the general meeting of P7 on 28 May 2025 passes a corresponding resolution.

14.	Financing of the Offer

14.1	Financing requirement

As of the date of publication of the Offer Document, 233,000,000 P7 Shares have been issued. Of that number, 70,216,573 P7 Shares are held by the Bidder. Were the Offer to be accepted for all other 162,783,427 P7 Shares currently being issued, the Bidder, based on the Cash Component of EUR 4.48 and Share Component of 0.4 MFE Offer Shares per P7 Share, would need financing in the total amount of EUR 729,269,755.50 (162,783,427 P7 Shares multiplied by EUR 4.48, plus the value of the maximum number of remaining fractional rights in the amount of EUR 2.54 (the value of the Share Component equal to EUR 1.27 multiplied by the fractional rights relating to 2 P7 Shares)) ("Cash Obligation") and would need to issue 65,113,370 MFE Offer Shares (rounded down to the next full MFE Offer Share) ("Supply Obligation"). In addition, estimated transaction costs of no more than EUR 40,000,000 (the "Transaction Costs") will be incurred by the Bidder in connection with the Offer and its settlement.

The total costs that the Bidder would incur in cash in the context of this Offer for the acquisition of all P7 Shares not already held by it directly, on the basis of the Cash Obligation of EUR 729,269,755.50, together with the Transaction Costs, would thus amount to a maximum of EUR 769,269,755.50 ("Offer Costs").

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14.2	Financing measures

The Bidder has taken the necessary measures prior to publication of this Offer Document to ensure that it will have at its disposal the funds necessary to completely satisfy the Offer at the time the claim for payment of the Offer Costs and fulfilment of the Supply Obligation arising under the Offer becomes due and payable.

14.2.1	Financing of the Offer Costs

In connection with the financing of the acquisition of the P7 Shares by the Bidder, on 26 March 2025, the Bidder (as borrower) entered into an facilities agreement (the "Facilities Agreement") with UniCredit S.p.A., Banco BPM S.p.A., BPER Banca S.p.A., Banca Nazionale del Lavoro S.p.A., BNP Paribas Italian Branch, Mediobanca – Banca di Credito Finanziario S.p.A., Intesa Sanpaolo S.p.A., CaixaBank, S.A. Zweigniederlassung Deutschland, CaixaBank, S.A., Succursale in Italia and Banco Bilbao Vizcaya Argentaria S.A., Milan Branch, as, inter alia, original lenders (the "Lenders") and UniCredit S.p.A. as agent, pursuant to which the Lenders undertook to make available to the Bidder, inter alia, a term loan facility (the "Term Facility") for a maximum aggregate amount of up to EUR 1,100,000,000 (the "Debt Financing").

The Bidder entered into the Facilities Agreement due to financial efficiency rather than for actual funding needs. In particular, the Bidder is not required under the Facilities Agreement to make use of the Debt Financing and may, at its sole discretion, utilize alternative funding sources (including, but not limited to, available cash or additional indebtedness) to pay, in full or in part, the Offer Costs.

The Term Facility has an availability period of 90 days from the signing date of the Facilities Agreement, or if by such term the Offer Document has been published, 12 months after the commencement of the Acceptance Period and has a duration of five (5) years amortizing, starting from the earlier of (i) six (6) months after the signing date of the Facilities Agreement and (ii) the first settlement date of the Offer. The loan under the Term Facility will be available in Euro only and may primarily be used for settling the Offer Costs and related payments as well as for further acquisitions of P7 Shares outside the Offer, in particular by way of block purchases and market purchases. The initial interest expense under the Debt Financing in the first year amounts to approx. 35,000,000 plus 6,000,000 of amortizing cost of the one-off financial expenses.

The total amount of the Debt Financing amounts to EUR 1,100,000,000 and, therefore, exceeds the Offer Costs. The Bidder has thus taken the necessary measures to ensure that it will have funds available at the relevant time in the amount of the Offer Costs.

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The Debt Financing is not conditional upon implementation of a domination and/or profit and loss transfer agreement.

14.2.2	Supply of Share Component

The MFE Offer Shares required for the completion of the Takeover Offer will be created by way of a capital increase without pre-emptive rights from the MFE Authorized Capital (please refer to section 6.1 of this Offer Document) ("Offer Capital Increase"). Fractional amounts, i.e. P7 Shares that do not allow the respective P7 Shareholders who have accepted this Offer to subscribe one full MFE Offer Share based on the exchange ratio, will be processed by the Custodian Banks and the Central Settlement Agent, respectively, as set out in detail in section 13.5 of this Offer Document. The proceeds from the processing of fractional amounts will be credited to the respective P7 Shareholders on a pro-rata basis, and the remaining fractional share rights of 0.8 MFE Offer Shares that cannot be combined into whole shares will be settled in cash.

Immediately prior to settlement of this Offer, the MFE Board of Directors will, on the basis of the authorization described in section 6.1 of this Offer Document, adopt a resolution to issue a number of MFE Shares A to P7 Shareholders who accepts this Offer and sign a corresponding deed of issuance to the extent required to satisfy the Supply Obligation. Under the MFE Authorized Capital, the MFE Board of Directors can create up to 65,113,370 new MFE Shares A. This amount is equal to the maximum number of 65,113,370 MFE Offer Shares (rounded down to the next full MFE Offer Share) required to fulfil the Supply Obligation. The MFE Offer Shares will be created on the second Banking Day after the signing of the deed of issuance by the MFE Board of Directors and will be registered, delivered and held as book-entry interest through Monte Titoli S.p.A. ("Monte Titoli"), the Bidder's issuer central securities depository and recorded in the accounts of Monte Titoli's participants.

14.3	Financing confirmation

UniCredit S.p.A., with its registered office in Milan, Italy, an investment services enterprise that is independent of the Bidder, has confirmed in writing that the Bidder has taken the necessary measures to ensure that it will have at its disposal, at the time the claim for payment of the cash amount becomes due, the funds necessary to fully satisfy the Offer. This financing confirmation in accordance with section 13 para. 1 sentence 2 WpÜG is attached as Annex 6 of this Offer Document.

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15.	Expected effects of a successful Offer on the assets, financial position, and performance of the Bidder

To estimate the possible effects of the settlement of the Offer on the assets, financial position, and results of the Bidder, the Bidder has carried out a preliminary and unaudited estimation of the Bidder's company-only statement of financial position that would result for the Bidder in the event of a successful settlement of the Offer; section 15.3 of this Offer Document provides a corresponding description of the expected effects of the settlement of the Offer within the meaning of section 11 para. 2 sentence 3 no. 1 WpÜG on the basis of the Bidder's company-only statement of financial position as of 31 December 2024 ("Unaudited Explanatory Financial Information").

Section 5.6 "Unaudited Pro Forma Financial Information" of Annex 9 contains complete unaudited pro forma financial information, which present the possible effects of the settlement of the Offer on the basis of consolidated financial information of the Bidder and P7 as of and for the year ended 31 December 2024. The Bidder prepared the unaudited pro forma financial information, consisting of an unaudited pro forma consolidated statement of financial position as of 31 December 2024, an unaudited pro forma consolidated statement of income for the financial year ended 31 December 2024 and the related pro forma notes thereto (together, the "Unaudited Pro Forma Financial Information"). Please refer to section 5.6 of Annex 9 for further information and the methodological approach and assumptions to preparing the Unaudited Pro Forma Financial Information.

15.1	Status quo and assumptions

The information, views, and forward-looking statements on Unaudited Explanatory Financial Information contained in this section 15 and the related explanations of the expected effects of a successful Offer on the assets, financial position, and results of the Bidder presume the following status quo and are based in particular on the following assumptions:

15.1.1	Status quo

(a)	The Unaudited Explanatory Information are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and with Part 9 of Book 2 of the Dutch Civil Code.

(b)	The Bidder was incorporated in Italy on 26 November 1987 as Futura Finanziaria S.r.l. and converted to a public company (naamloze vennootschap) under the laws of and domiciled in the Netherlands under the name "Mediaset N.V." on 18 September 2021. Since its incorporation until the publication of this Offer Document, the Bidder has been serving as holding entity for MFE Group, a multinational media group mainly operating in the television industry in Italy and Spain. The latest audited statement of financial position is the company-only statement of financial position of the Bidder as of 31 December 2024. To show the effects of the Offer on the Unaudited Explanatory Financial Information of the Bidder, the audited company-only statement of financial position of the Bidder as of 31 December 2024 is used as a basis.

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(c)	After the balance sheet date 31 December 2024 until publication of this Offer Document, the Bidder acquired 316,874 further P7 Shares.

(d)	The Bidder currently directly holds 70,216,573 P7 Shares.

15.1.2	Assumptions

(a)	It is assumed in the following that, through the Offer, the Bidder will acquire all issued P7 Shares not directly held by it, i.e., a total of 162,783,427 P7 Shares, at the Offer Consideration consisting of EUR 4.48 in cash and 0.4 MFE Offer Shares per P7 Share, in return for payment of a total purchase price in cash in the amount of EUR 729,269,755.50 (162,783,427 P7 Shares multiplied by EUR 4.48, plus the value of the maximum number of remaining fractional rights in the amount of EUR 2.54 (the value of the Share Component equal to EUR 1.27 multiplied by the fractional rights relating to 2 P7 Shares)) and transfer of a total amount of 65,113,370 MFE Offer Shares (162,783,427 P7 Shares multiplied by 0.4 MFE Offer Shares (rounded down to the next full share)).

(b)	The 65,113,370 MFE Offer Shares are created by way of the Offer Capital Increase with a value per MFE Offer Share equal to the three months average closing price for the MFE Shares A on the Euronext Milan Stock Exchange up to (and including) 25 March 2025 (i.e., EUR 3.182), so the total value of the Offer Capital Increase is considered to be EUR 207,190,743.34. The value of the Share Component is therefore equal to EUR 1.27 (EUR 3.182 multiplied with 0.4 MFE Offer Shares).

(c)	The share capital of P7 will not be increased until the Additional Acceptance Period has expired.

(d)	The Transaction Costs will amount, based on estimates performed by management of the Bidder, to a maximum of EUR 40,000,000. These Transaction Costs of EUR 40,000,000 are considered to be the Transaction Costs attributable to the Bidder. The exact amount of the Transaction Costs and the related accounting treatment (including which part of them are acquisition costs, which could be capitalized (aktivierungspflichtige Anschaffungsnebenkosten) and which part constitutes immediately deductible expenses) are currently not yet known since they depend on costs specific type and nature. In the Unaudited Explanatory Financial Information EUR 10,000,000 of the Transactions Costs are assumed to be capitalized on the investment based upon the accounting policy applied for the Bidder company-only financial statements as at 31 December 2024 and not considered deductible for tax purposes. The remaining EUR 30,000,000 of the Transaction Costs are assumed to be additional financing expenses (transactional costs) connected to the new loan commitments in association with the financing structure of the Offer. Detailed information with regard to the financing of the Offer is set forth in section 14 of this Offer Document. The EUR 30,000,000 additional financial expenses are accounted for as capitalized transaction costs in association with the amortized cost method for the non-current financial liabilities and payables. These costs are amortized over a period of 5 years in line with the terms of the new loan commitments.

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(e)	The Offer will be accounted for, based upon the accounting policy applied for the Bidder company-only financial statements as at 31 December 2024, in accordance with IAS 27 measuring the investment at cost. The consideration for the acquisition of the residual shares, will be therefore accounted as an increase in the value of the Bidder investment in P7.

(f)	The funds necessary to pay the Offer Costs (on the basis of the Cash Obligation in the amount of EUR 729,269,755.50 (162,783,427 P7 Shares multiplied by EUR 4.48, plus the value of the maximum number of remaining fractional rights in the amount of EUR 2.54 (the value of the Share Component equal to EUR 1.27 multiplied by the fractional rights relating to 2 P7 Shares)), together with the Transaction Costs of EUR 40,000,000, amounting to a total of EUR 769,269,755.50), will be provided to the Bidder through the new loan commitments in association with the financing structure of the Offer. Detailed information with regard to the financing of the Offer is set forth in section 14 of this Offer Document.

(g)	As of the date of publication of the Offer Document, there are no material intra-group transactions or other existing relationships between the Bidder and P7, which were therefore not taken into account in the description of the effects on the assets, financial position, and results of the Bidder.

(h)	Apart from the proposed acquisition of the P7 Shares and the financing measures described in section 14.2 of this Offer Document and in section 5.6 of Annex 9, no other effects on the assets, financial position and results of the Bidder that may arise in the future are accounted for in the Unaudited Explanatory Financial Information.

(i)	Apart from the proposed acquisition of the P7 Shares and the financing measures described in section 14.2 of this Offer Document and in section 5.6 of Annex 9, no other adjustments with respect to Unaudited Explanatory Financial Information are expected to have a continuing impact on the Bidder.

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The Bidder points out that the effects of the acquisition of the P7 Shares on the future financial position and profit or loss of the Bidder cannot yet be precisely forecast as of today. The reasons for this include the following:

(a)	The final amount of the Offer Costs will only be certain after the Offer has been consummated and the final number of P7 Shares for which the Offer has been accepted is certain.

(b)	The exact amount of the Transaction Costs and which part of them is incidental acquisition costs to be capitalized in the Bidder’s company-only financial statements and which part constitutes immediately deductible expenses will not be known, either, until after the closing of the Transaction.

15.2	Methodical approach and reservations

In order to assess the expected effects of the Offer on the assets, financial position, and results of the Bidder, the Bidder has made a preliminary and unaudited assessment of the assets, financial position, and results of the Bidder with respect to the Unaudited Explanatory Financial Information that would result (in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and with Part 9 of Book 2 of the Dutch Civil Code) in the event of the settlement of the Offer.

Below, based on the status quo and assumptions set out in section 15.1 of this Offer Document, a corresponding presentation of the expected effects of the completion of the Offer on the basis of the stand-alone condensed statement of financial position of the Bidder as of 31 December 2024 is provided. The expected effects on the Bidder's results are described on the basis of the results expected for the future.

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15.3	Effects on the Bidder's company-only financial statements

15.3.1	Assets and financial position

Subject to the assumptions and reservations made in sections 15.1 and 15.2 of this Offer Document and based on its present valuation, the Bidder expects that the consummation of the Offer would have the following effects on its Unaudited Explanatory Financial Information as of 31 December 2024 (simplified and unaudited):

in TEUR (rounded)	Bidder as of 31 December 2024	Changes due to subsequent share purchases after 31 December 2024	Bidder as of 31 December 2024 (adjusted for subsequent share purchases)	Changes due to debt financing	After debt financing	Calculated change resulting from the settlement of the Offer	After the settlement of the Offer
ASSETS
Investments	2,768,356	1,802	2,770,158	0	2,770,158	946,460	3,716,618
Cash and cash equivalents	99,973	-1,802	98,171	769,270	867,441	-769,270	98,171
Other assets	341,905	0	341,905	0	341,905	0	341,905
Total assets	3,210,234	0	3,210,234	769,270	3,979,504	177,191	4,156,694

EQUITY AND LIABILITIES
Share capital	161,677	0	161,677	0	161,677	3,907	165,584
Equity reserve	1,646,332	0	1,646,332	0	1,646,332	203,284	1,849,616
Equity	1,808,009	0	1,808,009	0	1,808,009	207,191	2,015,200
Liabilities	1,402,225	0	1,402,225	769,270	2,171,495	-30,000	2,141,495
Total equity and liabilities	3,210,234	0	3,210,234	769,270	3,979,504	177,191	4,156,694

(a)	Investments will increase from TEUR 2,768,356 as of 31 December 2024 by TEUR 948,262 to TEUR 3,716,618; in this context, it must be taken into account that Transaction Costs in the amount of TEUR 10,000 are assumed to be capitalized on the investment (measured at cost in the Bidder's company-only financial statements) and result in an increase of Investments by that amount.

(b)	Cash and cash equivalents will decrease by TEUR 1,802 due to the consideration paid by the Bidder for the subsequent share purchases after 31 December 2024; excluding this component, cash and cash equivalents will not change as the Offer Costs will be financed in full from new loan commitments, i.e., cash and cash equivalents will initially increase from TEUR 98,171 (as of 31 December 2024 and adjusted for subsequent share purchases) by TEUR 769,270 to TEUR 867,441. As a result of the settlement of the Offer and the payment of the Offer Costs, cash and cash equivalents will decrease from TEUR 867,441 by TEUR 769,270 to TEUR 98,171.

(c)	As part of the Offer Capital Increase, the Bidder will issue 65,113,370 new MFE Shares A with a nominal value of EUR 0.06 per MFE Share A. The nominal value of the share capital will therefore increase from TEUR 161,677 by TEUR 3,907 (65,113,370 new MFE Shares A multiplied by EUR 0.06) to TEUR 165,584.

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(d)	The amount by which the value of the Share Component for the acquired P7 Shares (TEUR 207,191) exceeds the total nominal value of the MFE Offer Shares (TEUR 3,907) is TEUR 203,284 and will be allocated to the capital reserve of the Bidder. The Equity Reserves thus increases from TEUR 1,646,332 by TEUR 203,284 to TEUR 1,849,616.

(e)	As a result of the debt financing, liabilities are expected to increase from TEUR 1,402,225 by TEUR 739,270 to TEUR 2,141,495.

15.3.2	Results

Future earnings of the Bidder will presumably be influenced by the following factors:

After the settlement of the Offer, the future earnings of the Bidder will consist of its income from its investments in P7 and income from other liquid capital assets. The amount of such future earnings is uncertain.

On 27 April 2023, P7 adjusted its dividend policy and will take into particular focus an appropriate level of financial leverage when determining distributions to shareholders. For the fiscal years 2023 and 2022, P7 paid a dividend in the amount of EUR 0.05 per P7 Share entitled to a dividend (2021: EUR 0.80, 2020: EUR 0.49) and the Management Board and Supervisory Board of P7 propose a dividend payment of EUR 0.05 per P7 Share entitled to a dividend also for the fiscal year 2024. Based on the expectation that this amount will also be the amount of the dividend in future fiscal years, the Bidder expects that future income from its investment in P7, presuming that the assumed complete takeover of the P7 Shares actually takes place, would – under otherwise unchanged conditions – amount to approximately EUR 11,650,000 per year. However, it is not possible to predict with certainty whether or not there will continue to be any dividend paid in future fiscal years and, if so, in what amount. As described under section 9.1 of this Offer Document, the Bidder does not intend to propose any change of the current dividend policy, which complies with the investment needs of P7 and the refinancing of the existing debt facilities at maturity.

The Bidder's future expenses will presumably increase due to interest payments on the new loan commitments in association with the financing structure of the Offer. Additional interest expenses on the Debt Financing in the approximate amount of EUR 35,000,000 plus 6,000,000 of amortizing cost of the one-off financial expenses are expected in the first 12 months.

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16.	Information for P7 Shareholders that do not accept the Offer

P7 Shareholders that do not intend to accept the Offer should consider the following:

(a)	The present stock market price of the P7 Share reflects the fact that, on 26 March 2025, the Bidder published its decision to launch this Offer. It is uncertain whether the stock market price of the P7 Share after settlement of the Offer will continue to stay at the current level or will be higher or lower, or whether it will return to a similar level as observed prior to 26 March 2025.

(b)	The settlement of the Offer, depending on the acceptance level, may result in a reduction of the free float of the issued P7 Shares. In this case, it is also to be reasonably expected that the supply of and the demand for P7 Shares may proportionally decrease after the settlement of the Offer than today and that, as a result, the liquidity of the P7 Share will decrease accordingly. It is therefore possible that in this case buy and sell orders with respect to P7 Shares cannot be executed or cannot be executed in a timely manner. Moreover, the possible limitation of the liquidity of the P7 Share could result in substantially greater price fluctuations of the P7 Share in the future.

(c)	The P7 Shares are currently included, inter alia, in the SDAX, such index being calculated by Deutsche Börse. The consummation of the Takeover Offer and, in particular, the reduction in the free float of P7 Shares may, depending on the acceptance level, lead to P7 no longer fulfilling the criteria set by certain index providers for the P7 Shares to remain in the relevant index, including the SDAX. This may result in the P7 Shares being removed from one or more indices and may have the foreseeable result that funds and institutional investors tracking that index in their portfolio will dispose of P7 Shares and will not acquire any further P7 Shares in the future. A resulting increase in the supply of P7 Shares coupled with a lower demand for P7 Shares may have an adverse effect on the stock exchange price of the P7 Shares.

(d)	After the settlement of the Takeover Offer, depending on the acceptance rate, the Bidder (or the Bidder and the Bidder-Controlling Shareholders) may have the voting majority at the general meeting of P7, and, if this is the case, could, depending on the acceptance rate, also have the necessary voting majority to enforce all important structural measures under corporate law at the general meeting of P7 (with respect of the intention of the Bidder please refer to section 9.6 of this Offer Document above). These measures include, for example, amendments of the articles of association, capital increases and, if the majority requirements under the law and under the articles of association are fulfilled, also the exclusion of the subscription right of the shareholders in case of capital measures as well as transformations, mergers and the dissolution of the company. Only in the case of some of the aforementioned measures would there be an obligation under German law to submit to the minority shareholders on the basis of a company valuation of P7 an offer to acquire their P7 Shares in exchange for reasonable compensation or to grant other compensation. Because such company valuation would have to be based on circumstances existing at the time of the resolution adopted by the P7 general meeting for the respective measure, such offer for compensation could be equivalent in value to the Offer Consideration but it could also be higher or lower.

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(e)	After the settlement of the Takeover Offer, depending on the acceptance rate, the Bidder could seek to cause the revocation of the admission of the P7 Shares to trading on the regulated market in accordance with the provisions of the WpÜG and the German Stock Exchange Act (with respect of the intention of the Bidder please refer to section 9.6.1 of this Offer Document above). In the event of a delisting, before it takes effect, a delisting offer (pursuant to the WpÜG in conjunction with the German Stock Exchange Act) would have to be made to all P7 Shareholders to acquire the P7 Shares held by them in return for appropriate consideration. The amount of the appropriate consideration might be equal to the Offer Consideration, but it could also be higher or – under certain temporal conditions – lower. Moreover, the P7 Shares could be removed from one or more indices (including the SDAX), which could have the consequences set out in section 16(c) of this Offer Document. Additionally, certain statutory provisions, in particular those of the WpÜG, and transparency and reporting obligations, including obligations in connection with quarterly financial reporting and shareholder transparency, will no longer apply to P7. The obligations to prepare, publish, and transmit annual and biannual financial reports pursuant to sections 114 et seqq. WpHG, and the provisions governing the auditing of annual financial statements pursuant to sections 106 et seqq. WpHG, inter alia, will no longer apply following a successful delisting.

(f)	A transfer of the P7 Shares of the minority shareholders to the main shareholder could be demanded in return for appropriate cash compensation (squeeze-out) if the main shareholder directly or indirectly holds the number of P7 Shares required to do so (please refer to section 9.6.2 of this Offer Document above also with respect of the intention of the Bidder). The amount of the cash compensation would be determined on the basis of the circumstances on the date that P7's general meeting passes the respective resolution. The amount of the cash compensation might be equal to the Offer Consideration, but it could also be higher or lower.

(g)	P7 Shareholders are entitled to a tendering right under section 39c WpÜG relating to the P7 Shares held by them if the aggregate number of P7 Shares held by the Bidder after the completion of the Offer equals at least 95% of the P7 Shares in issue; such tender must be accepted within three months from publication of the fact that the required participation threshold under section 23 para. 1 sentence 1 no. 4 WpÜG has been reached. This tendering right applies to all P7 Shares then in issue. The Bidder will publish an announcement in accordance with section 23 para. 1 sentence 1 no. 4 WpÜG without undue delay in the Federal Gazette and on the internet at https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/ if the threshold of 95% of P7 Shares required for an application under section 39a WpÜG has been reached.

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17.	Rights of withdrawal

17.1	Right of withdrawal in the event of an amendment of the Offer and in the event of a launch of a Competing Offer

According to the WpÜG, only the following withdrawal rights exist for P7 Shareholders that have accepted the Offer:

(a)	In the event of an amendment of the Offer pursuant to section 21 para. 1 WpÜG, P7 Shareholders may, until the expiration of the Acceptance Period, withdraw from the agreements entered into as a result of accepting the Offer pursuant to section 21 para. 4 WpÜG, if and to the extent that they have accepted the Offer prior to publication of the amendment of the Offer. This also applies if the amended Offer violates laws and regulations.

(b)	In the event of a Competing Offer pursuant to section 22 para. 1 WpÜG, P7 Shareholders may, until the expiry of the Acceptance Period, withdraw from the agreements entered into as a result of accepting the Offer pursuant to section 22 para. 3 WpÜG, if and to the extent that they have accepted the Offer prior to publication of the offer document for the Competing Offer. This also applies if the Competing Offer is amended or prohibited or violates laws and regulations.

17.2	Exercise of the right of withdrawal in respect of the P7 Shares

P7 Shareholders can exercise their right of withdrawal in respect of the P7 Shares pursuant to section 17.1 above only by taking the measures set out below prior to the expiration of the Acceptance Period:

(a)	by declaring their withdrawal in text form or electronically to their Custodian Bank for a specified number of Tendered P7 Shares, provided that, in the event that no number is specified, the withdrawal will be deemed to have been declared for all of the Tendered P7 Shares of the relevant P7 Shareholder; and

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(b)	by instructing their Custodian Bank to have the number of Tendered P7 Shares held in their securities deposit account as is equivalent to the number of Tendered P7 Shares for which they have declared their withdrawal to be rebooked without undue delay to ISIN DE000PSM7770 at Clearstream Banking AG.

The withdrawal is effected by the withdrawing P7 Shareholder declaring in text form or electronically to his/her/its Custodian Bank during the Acceptance Period and the Custodian Bank rebooking the Tendered P7 Shares for which the withdrawal is being declared to ISIN DE000PSM7770 at Clearstream Banking AG. The Custodian Bank is required, without undue delay after receiving the declaration of withdrawal, to cause the Tendered P7 Shares for which withdrawal is being declared to be rebooked to the original ISIN DE000PSM7770 at Clearstream Banking AG. The P7 Shares may again be traded under ISIN DE000PSM7770 immediately after rebooking.

The P7 Shares are considered to have been rebooked on time if the rebooking has been effected at the latest by 18:00 hrs (Frankfurt am Main local time) on the second Banking Day after the end of the Acceptance Period.

Withdrawing acceptance of the Offer is an irrevocable act. Tendered P7 Shares for which the right of withdrawal has been exercised will not be deemed to have been tendered under the Offer following the withdrawal. However, P7 Shareholders tendering their shares under the Offer who have exercised their right of withdrawal may re-accept the Offer prior to the end of the Additional Acceptance Period as described in this Offer Document.

18.	Payment of money or other cash-equivalent benefits granted or promised to the members of the Management Board or Supervisory Board of P7 and possible conflicts of interest

No cash payments or any other cash-equivalent benefits have been granted or promised to the members of P7's Management Board and the members of P7's Supervisory Board by the Bidder or any person acting jointly with the Bidder within the meaning of section 2 para. 5 WpÜG in connection with the Offer. This excludes the granting of the Offer Consideration to the members of P7's Management Board and to the members of P7's Supervisory Board for any P7 Shares held by them that they tender into the Offer.

19.	Taxes

The Bidder recommends that, prior to accepting this Offer, P7 Shareholders obtain tax advice on the tax consequences of accepting this Offer, including the potentially different tax treatment of proceeds from payments made pursuant to the Offer and from the payment of dividends, that takes their personal circumstances into account.

64

20.	Publications

Pursuant to section 14 para. 3 WpÜG, this Offer Document was published on 8 May 2025 by way of (i) announcement on the internet at https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/ and (ii) making copies of this Offer Document available free of charge at BNP Paribas S.A., Niederlassung Deutschland, Senckenberganlage 19, 60325 Frankfurt am Main, Germany (inquiries via email to frankfurt.gct.operations@bnpparibas.com indicating a complete mailing address or email address). The announcement about making copies of this Offer Document available free of charge in Germany and of the internet address at which the Offer Document is published was made on 8 May 2025 in the Federal Gazette.

In addition, the Bidder has provided a non-binding English translation of the Offer Document, which has not been reviewed by BaFin, at the aforementioned internet address.

All publications and announcements required under the WpÜG in connection with this Offer will be published on the internet at https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/ (in German and in an English translation) and, to the extent required pursuant to the WpÜG, in the Federal Gazette.

The Bidder will publish any notifications required under section 23 para. 1 WpÜG as follows:

(a)	on a weekly basis after publication of this Offer Document (section 23 para. 1 sentence 1 no. 1 WpÜG);

(b)	on a daily basis during the final week prior to the expiration of the Acceptance Period (section 23 para. 1 sentence 1 no. 1 WpÜG);

(c)	without undue delay after the expiration of the Acceptance Period (section 23 para. 1 sentence 1 no. 2 WpÜG);

(d)	without undue delay after the expiration of the Additional Acceptance Period (section 23 para. 1 sentence 1 no. 3 WpÜG); and

65

(e)	without undue delay after the shareholding needed to exclude the remaining shareholders under section 39a paras. 1 and 2 WpÜG has been reached (section 23 para. 1 sentence 1 no. 4 WpÜG).

Publications of the Bidder pursuant to section 23 paras. 1 and 2 WpÜG and any additional publications and announcements in connection with the Offer required under the WpÜG will be published in German and in an English translation on the internet at https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/. Furthermore, notices and announcements will be published in German in the Federal Gazette.

21.	Applicable law and jurisdiction

This Offer and the agreements entered into as a result of accepting this Offer are subject to the laws of Germany. The exclusive place of jurisdiction for all legal disputes arising under or in connection with this Offer (and any agreement entered into as a result of accepting this Offer) is, to the extent legally permissible, Frankfurt am Main, Germany.

22.	Declaration of assumption of responsibility

MFE-MEDIAFOREUROPE N.V., with its registered office in Amsterdam, the Netherlands, assumes responsibility for the content of this Offer Document pursuant to section 11 para. 3 WpÜG and declares that, to its knowledge, the information provided in this Offer Document is correct and no material facts have been omitted.

Cologno Monzese, Italy, 8 May 2025

MFE-MEDIAFOREUROPE N.V.

Marco Giordani

Director

66

Annex 1

Shareholder Structure of the Bidder

MARINA BERLUSCONI
PIER SILVIO BERLUSCONI
29.10%
29.10%
Community of heirs
95.92%
94.00%
51.00%
95.73%
Holding Italiana Prima S.p.A.
(4.08% treasury shares)
Holding Italiana Seconda S.p.A.
(6.00% treasury shares)
Holding Italiana Terza S.p.A.
Holding Italiana Ottava S.p.A.
(4.27% treasury shares)
33.50%
15.50%
17.15%
15.75%
7.83%
20.48%
61.21%
Holding Italiana Quarta S.p.A.
(2.11% treasury shares)
7.65%
97,89%
MARINA BERLUSCONI
7.65%
Holding Italiana Quinta S.p.A.
(2.75% treasury shares)
97,25%
PIER SILVIO BERLUSCONI
FININVEST S.p.A.
(2.06% treasury shares)
48.65% (corresponds to 50.00% of the voting rights (excluding treasury shares of MFE-MEDIAFOREUROPE N.V.))
MFE-MEDIAFOREUROPE N.V.
(2.70% treasury shares)

67

Annex 2

Bidder-Controlling Shareholders

Name / Name of the company	Country	Business address / Registered office
Marina Berlusconi	Italy	Paleocapa n. 3, 20123 Milan, Italy
Pier Silvio Berlusconi	Italy	Viale Europa n. 48, 20093 Cologno Monzese, Italy
Holding Italiana Prima S.p.A.	Italy	Segrate
Holding Italiana Seconda S.p.A.	Italy	Segrate
Holding Italiana Terza S.p.A.	Italy	Segrate
Holding Italiana Ottava S.p.A.	Italy	Segrate
Holding Italiana Quarta S.p.A. *	Italy	Segrate
Holding Italiana Quinta S.p.A. *	Italy	Segrate
Finanziaria d’investimento Fininvest S.p.A.	Italy	Rome

* Holding Italiana Quarta S.p.A. and Holding Italiana Quinta S.p.A. control Finanziaria d'investimento Fininvest S.p.A. only jointly with Holding Italiana Prima S.p.A., Holding Italiana Seconda S.p.A., Holding Italiana Terza S.p.A. and Holding Italiana Ottava S.p.A. by way of a multi-parent domination.

68

Annex 3

Other persons acting jointly with the Bidder within the meaning of section 2 para. 5 sentence 3 WpÜG

Name of the company	Country	Registered office
A.C. MONZA S.P.A.	Italy	Monza
A.L.I. Agenzia Libraria International S.r.l.	Italy	Cornaredo
AdKaora S.r.l.	Italy	Milan
Adtech Ventures S.p.A.	Italy	Milan
Advertisement 4 Adventure, SLU	Spain	Madrid
ALBA SERVIZI AEROTRASPORTI S.P.A.	Italy	Milan
Aninpro Creative SL	Spain	Madrid
ARNOLDO MONDADORI EDITORE S.P.A.	Italy	Milan
Attica Publications S.A.	Greece	Athens
Avataria Producciones SL	Spain	Madrid
Be a Iguana S.L.U.	Spain	Madrid
Be a Tiger S.L.U	Spain	Madrid
Beintoo S.p.A.	Italy	Milan
Boing SpA	Italy	Milan
Bookrepublic Webnovels S.r.l.	Italy	Milan
BRIANZADUE S.R.L.	Italy	Milan
Chelsea Green Publishing Company US	United States	Chelsea
Conecta 5 Telecinco S.A.U.	Spain	Madrid
Consorzio Edicola Italiana	Italy	Milan
Consuledit S.c.a.r.l. (in liquidation)	Italy	Milan
COSTA TURCHESE S.P.A.	Italy	Milan
D Scuola S.p.A.	Italy	Milan
De Agostini Libri S.r.l.	Italy	Novara
Digitalia '08 S.r.l.	Italy	Milan
Direct Channel S.p.A.	Italy	Milan
DOLCEDRAGO S.P.A.	Italy	Milan
Dr Podcast Audio Factory Limited	United Kingdom	London
Edizioni EL S.r.l.	Italy	Trieste
Edizioni Star Comics S.r.l.	Italy	Perugia
El Desmarque Portal Deportvo SL	Spain	Sevilla
Electa S.p.A.	Italy	Milan
Elettronica Industriale S.p.A.	Italy	Rome

69

Name of the company	Country	Registered office
Engage 2021 SLU	Spain	Madrid
ESSEBI REAL ESTATE S.R.L.	Italy	Milan
Fascino Produzione Gestione Teatro S.r.l.	Italy	Rome
FININVEST RES S.P.A.	Italy	Milan
FORZA 5 SOCIETA’ SEMPLICE	Italy	Milan
Giulio Einaudi Editore S.p.A.	Italy	Turin
Grafiche Bovini S.r.l.	Italy	Perugia
Grupo Audiovisual Mediaset España Comunicaciòn SAU	Italy	Milan
Grupo Editorial Tele 5 S.A.U.	Spain	Madrid
Hej! S.r.l.	Italy	Milan
Il Castello S.r.l.	Italy	Cornaredo
IL TEATRO MANZONI S.P.A.	Italy	Milan
IMMOBILIARE DUEVILLE S.R.L.	Italy	Milan
Immobiliare Editori Giornali S.r.l.	Italy	Rome
IMMOBILIARE IDRA S.P.A.	Italy	Milan
IMMOBILIARE LEONARDO S.R.L.	Italy	Milan
IMMOBILIARE MILANODUE S.R.L.	Italy	Milan
IMMOBILIARE SAN SEBASTIANO S.P.A.	Italy	Milan
ISIM S.P.A.	Italy	Milan
Libromania S.r.l.	Italy	Milan
Mediacinco Cartera S.L.	Spain	Madrid
Mediamond S.p.A.	Italy	Milan
Mediaset S.p.A.	Italy	Milan
Medset Film S.a.s.	Italy	Rome
Medusa Film S.p.A.	Italy	Lissone (MB)
Megamedia Television S.L.	Spain	Madrid
MFE Advertising S.p.A.	Italy	Milan
Mondadori Education S.p.A.	Italy	Milan
Mondadori Seec Advertising Co. Ltd	China	Beijing
Mondadori Libri S.p.A.	Italy	Milan
Mondadori Media S.p.A.	Italy	Milan
Mondadori Retail S.p.A.	Italy	Milan
Mondadori Scienza S.p.A.	Italy	Milan
Mondadori Scuola S.p.A.	Italy	Milan
Mondadori Seec (Beijing) Advertising Co. Ltd	China	Beijing
Monradio S.r.l.	Italy	Milan
Netsonic S.L	Spain	Barcelona

70

Name of the company	Country	Registered office
Press-Di Distribuzione Stampa e Multimedia S.r.l.	Italy	Milan
Produccion y Distribucio de Contenidos Audiovisuales Mediterraneo SLU	Spain	Madrid
Publiespaña S.A.U	Spain	Madrid
Publieurope Ltd.	United Kingdom	London
Publieurope SAS	France	Paris
Publimedia Gestion S.A.U.	Spain	Madrid
Publitalia '80 S.p.A.	Italy	Milan
R.T.I. S.p.A.	France	Paris
Radical Change Contents S.L.	Spain	Madrid
Radio Aut S.r.l.	Italy	Milan
Radio Mediaset S.p.A.	France	Paris
Radio Studio 105 S.p.A.	Italy	Assisi (PG)
Radio Subasio S.r.l.	Italy	Milan
Rizzoli Bookstore Inc.	United States	New York
Rizzoli Education S.p.A.	Italy	Milan
Rizzoli International Publications Inc.	United States	New York
RMC Italia S.p.A.	Italy	Assisi (PG)
SE Studio Editoriale S.r.l.	Italy	Milan
Star Shop Distribuzione S.r.l.	Italy	Perugia
Social 15D 2021 SLU	Spain	Madrid
Social Halo 2021 SLU	Spain	Madrid
Supersport Television S.L.	Spain	Madrid
Telecinco Cinema S.A.U.	Spain	Madrid
TREFINANCE SA (in liquidation)	Grand Duchy of Luxembourg	Luxembourg
Videowall S.r.l.	Italy	Milan
Virgin Radio Italy S.p.A.	Italy	Milan

71

Annex 4

Market acquisitions of the Bidder

a)	Acquisitions in the six-month period prior to 26 March 2025 (date of the publication of the decision to launch this Offer pursuant to section 10 para. 1 sentence 1, para. 3 WpÜG)

Date	Number of shares (total)	Maximum Price per P7 Share in EUR
30 September 2024	5,000	5.84
21 October 2024	4,700	6.12

b)	Acquisitions in the six-month period prior to 8 May 2025 (date of the publication of this Offer Document)

Date	Number of shares (total)	Maximum Price per P7 Share in EUR
10 April 2025	220,905	5.715
11 April 2025	95,099	5.73
14 April 2025	870	5.73

72

Annex 5

Persons acting jointly with ProSiebenSat.1 Media SE within the meaning of section 2 para. 5 WpÜG

Name of the company	Country	Registered office
7.1 Tech Hub, Unipessoal Lda.	Portugal	Porto
8383 Productions, LLC	United States	Beverly Hills
Addressable TV Initiative GmbH	Germany	Frankfurt am Main
AdTech S8 GmbH	Germany	Unterföhring
Alpina Grundstücksverwaltungsgesellschaft mbH & Co. Objekt Unterföhring KG	Germany	Mainz
Arktis Grundstücksverwaltungsgesellschaft mbH	Germany	Mainz
ATV Privat TV GmbH	Austria	Vienna
ATV Privat TV GmbH & Co KG	Austria	Vienna
be Around GmbH	Germany	Berlin
be Around Holding GmbH	Germany	Berlin
CamperDays GmbH	Germany	Cologne
CamperDays Technology, S.L.	Spain	Alicante
Cheerio Entertainment GmbH	Germany	Cologne
Collected Labs LLC	United States	Wilmington
CPL Good Vibrations Limited	United Kingdom	London
CPL Productions Limited	United Kingdom	London
CPL RB Limited	United Kingdom	London
CPL Tiny Beast Limited	United Kingdom	London
d-force GmbH	Germany	Freiburg im Breisgau
Digital Air LLC	United States	Beverly Hills
Digital Atoms, LLC	United States	Beverly Hills
Digital Bytes, LLC	United States	Beverly Hills
Digital Cacophony, LLC	United States	Beverly Hills
Digital Diffusion, LLC	United States	Beverly Hills
Digital Echo, LLC	United States	Beverly Hills
Digital Fire LLC	United States	Beverly Hills
eHarmony Australia Pty Limited	Australia	Sydney
eHarmony UK Limited	United Kingdom	Altrincham
eHarmony, Inc.	United States	Wilmington

73

Name of the company	Country	Registered office
Endor (Vienna 3) Limited	United Kingdom	London
Endor (Vienna 4) Limited	United Kingdom	London
Endor Productions Limited	United Kingdom	London
esome advertising technologies d.o.o. Beograd	Serbia	Belgrade
esome advertising technologies GmbH	Germany	Hamburg
Fabrik Entertainment, LLC	United States	Wilmington
Fem Media GmbH	Germany	Unterföhring
Flaconi Gesellschaftertreuhand GmbH	Germany	Berlin
Flaconi GmbH	Germany	Berlin
Flaconi Logistik GmbH & Co. KG	Germany	Berlin
FLOYT Mobility GmbH	Germany	Cologne
FLOYT Technology S.L.	Spain	Alicante
Fourteenth Hour Productions, LLC	United States	Beverly Hills
Glomex GmbH	Germany	Unterföhring
Glomex TOV	Ukraine	Kiev
Grizzly GmbH	Germany	Munich
GROWLR, LLC	United States	Olympia
HI5 Inc.	United States	Wilmington
Ifwe Inc.	United States	Wilmington
Jochen Schweizer GmbH	Germany	Munich
Jochen Schweizer mydays Holding GmbH	Germany	Munich
Joyn GmbH	Germany	Munich
JSMD Event GmbH	Germany	Munich
July August Communications and Productions Ltd.	Israel	Tel Aviv
Just Friends Productions GmbH	Germany	Cologne
Kairion GmbH	Germany	Frankfurt am Main
LHB Limited	United Kingdom	London
Marketplace GmbH	Germany	Berlin
marktguru Deutschland GmbH	Germany	Munich
Marktguru LLC	Armenia	Yerevan
MMP Event GmbH	Germany	Cologne
mydays GmbH	Germany	Munich
NCG - NUCOM GROUP SE	Germany	Unterföhring
NCG Commerce GmbH	Germany	Unterföhring
Nit Television Limited	United Kingdom	London
Node Productions, LLC	United States	Beverly Hills
P7S1 Broadcasting (UK) Limited	United Kingdom	London

74

Name of the company	Country	Registered office
P7S1 Broadcasting Holding I B.V.	Netherlands	Amsterdam
P7S1 SBS Holding GmbH	Germany	Unterföhring
PARSHIP ELITE Service GmbH	Germany	Hamburg
Parship Group GmbH	Germany	Hamburg
ParshipMeet Holding GmbH	Germany	Hamburg
ParshipMeet US Holding Inc.	United States	Wilmington
Pave Network, LLC	United States	Beverly Hills
PE Digital GmbH	Germany	Hamburg
PEG Management GmbH & Co. KG	Germany	Unterföhring
Prank Film, LLC	United States	Beverly Hills
ProSieben Austria GmbH	Austria	Vienna
ProSiebenSat.1 Achte Verwaltungsgesellschaft mbH	Germany	Unterföhring
ProSiebenSat.1 Digital Content GmbH	Germany	Unterföhring
ProSiebenSat.1 Digital Content GP Limited	United Kingdom	Leeds
ProSiebenSat.1 Digital Content LP	United Kingdom	Leeds
ProSiebenSat.1 Digital Data GmbH	Germany	Unterföhring
ProSiebenSat.1 Entertainment Investment GmbH	Germany	Unterföhring
ProSiebenSat.1 Erste Verwaltungsgesellschaft mbH	Germany	Unterföhring
ProSiebenSat.1 Fünfzehnte Verwaltungsgesellschaft mbH	Germany	Unterföhring
ProSiebenSat.1 GP II GmbH	Germany	Unterföhring
ProSiebenSat.1 Services GmbH	Germany	Unterföhring
ProSiebenSat.1 Tech & Services GmbH	Germany	Unterföhring
ProSiebenSat.1 Tech & Services International Holding GmbH	Germany	Unterföhring
ProSiebenSat.1Puls 4 GmbH	Austria	Vienna
Puls 4 TV GmbH	Austria	Vienna
PULS 4 TV GmbH & Co KG	Austria	Vienna
Pyjama Pictures GmbH	Germany	Berlin
Quepasa.com de Mexico, S.A. de C.V.	Mexico	Hermosillo
Red Arrow Studios, Inc.	United States	Wilmington
RedSeven Entertainment GmbH	Germany	Unterföhring
SAM Sports - Starwatch Artist Management GmbH	Germany	Hamburg
Sat.1 Norddeutschland GmbH	Germany	Hannover
SAT.1 Privatrundfunk und Programmgesellschaft m.b.H.	Austria	Vienna
Seven.One AdFactory GmbH	Germany	Unterföhring
Seven.One Entertainment Group GmbH	Germany	Unterföhring

75

Name of the company	Country	Registered office
Seven.One Entertainment Group Schweiz AG	Switzerland	Zurich
Seven.One Media GmbH	Germany	Unterföhring
Seven.One NewsTime Inc.	United States	Wilmington
Seven.One Production GmbH	Germany	Unterföhring
Seven.One Studios GmbH	Germany	Unterföhring
Seven.One Studios International GmbH	Germany	Unterföhring
Seven.One Studios Limited	United Kingdom	London
SevenOne Capital (Holding) GmbH	Germany	Unterföhring
SevenPictures Film GmbH	Germany	Unterföhring
SevenVentures (Schweiz) AG in Liquidation	Switzerland	Zurich
SevenVentures Austria GmbH	Austria	Vienna
SevenVentures GmbH	Germany	Unterföhring
Skout, LLC	United States	Wilmington
SMARTSTREAM.TV GmbH	Germany	Munich
SNDC8 B.V.	Netherlands	Amsterdam
Snowman Productions AB	Sweden	Stockholm
Snowman Productions ApS	Denmark	Copenhagen
Spider Pictures Limited	United Kingdom	London
Studio 71 (Canada), Inc.	United States	Beverly Hills
Studio 71 GmbH	Germany	Berlin
Studio 71 GP, LLC	United States	Wilmington
Studio 71 UK Limited	United Kingdom	Stockton-on-Tees
Studio 71, LP	United States	Wilmington
The Band's Visit LP	Israel	Tel Aviv
The Fred Channel, LLC	United States	Beverly Hills
The Meet Group, Inc.	United States	Wilmington
TMG Holding Germany GmbH	Germany	Dresden
tv weiss-blau Rundfunkprogrammanbieter GmbH	Germany	Unterföhring
Virtual Minds GmbH	Germany	Freiburg im Breisgau
Visivo Consulting GmbH	Austria	Vienna
VX Sales Solutions GmbH	Germany	Heidelberg
wetter.com GmbH	Germany	Konstanz

76

Annex 6

Financing confirmation of UniCredit S.p.A., Milan, Italy

[Letterhead UniCredit S.p.A.]

MFE-MEDIAFOREUROPE N.V.

Viale Europa 46

20093 Cologno Monzese

Italy

Milan, 6 May 2025

Financing confirmation pursuant to Sec. 13 para. 1 sentence 2 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) (WpÜG) regarding the voluntary public takeover offer by MFE-MEDIAFOREUROPE N.V., the Netherlands, to the shareholders of ProSiebenSat.1 Media SE regarding the acquisition of all outstanding shares of ProSiebenSat.1 Media SE (with the exception of the shares already immediately held by MFE-MEDIAFOREUROPE N.V., the Netherlands, as Bidder), against payment of a mixed cash and share consideration per share of EUR 4.48 and 0.4 MFE shares A of MFE-MEDIAFOREUROPE N.V.

Dear Ladies and Gentlemen,

UniCredit S.p.A., registered with the commercial register (Registro delle Imprese) Milan under registration number 00348170101, with registered seat in Milan, Italy, is a security services company independent of MFE-MEDIAFOREUROPE N.V., the Netherlands, within the meaning of Sec. 13 para. 1 sentence 2 WpÜG.

We hereby confirm pursuant to Sec. 13 para. 1 sentence 2 WpÜG, that MFE-MEDIAFOREUROPE N.V., the Netherlands, has taken the measures necessary to ensure that the resources necessary to fully perform the above-mentioned offer will be available to it at the time at which the claim for the cash payment falls due.

We agree to this letter being published in the offer document for the above-mentioned offer pursuant to Sec. 11 para. 2 sentence 3 no. 4 WpÜG.

Yours faithfully,

UniCredit S.p.A.

(This translation is non-binding and will not be signed)

Name:	Name:
Position:	Position:

77

Annex 7

Trading data of MFE Shares A for purposes of the valuation of MFE Offer Shares

Name of the company: MFE-MEDIAFOREUROPE N.V.

Share: MFE Share A (ISIN NL0015001OI1)

Reference period: 26 December 2024 until 25 March 2025

Source: FactSet

Trading day (dd/mm/yyyy)	Daily closing price (EUR)
27.12.2024	2.94
30.12.2024	2.95
02.01.2025	2.98
03.01.2025	2.96
06.01.2025	2.99
07.01.2025	3.03
08.01.2025	3.04
09.01.2025	3.01
10.01.2025	2.99
13.01.2025	2.95
14.01.2025	2.95
15.01.2025	2.97
16.01.2025	2.96
17.01.2025	3.03
20.01.2025	3.02
21.01.2025	3.03
22.01.2025	3.04
23.01.2025	3.10
24.01.2025	3.06
27.01.2025	3.05
28.01.2025	3.06
29.01.2025	3.05
30.01.2025	3.07

78

Trading day (dd/mm/yyyy)	Daily closing price (EUR)
31.01.2025	3.14
03.02.2025	3.18
04.02.2025	3.18
05.02.2025	3.14
06.02.2025	3.14
07.02.2025	3.14
10.02.2025	3.23
11.02.2025	3.21
12.02.2025	3.22
13.02.2025	3.31
14.02.2025	3.31
17.02.2025	3.21
18.02.2025	3.23
19.02.2025	3.23
20.02.2025	3.25
21.02.2025	3.34
24.02.2025	3.36
25.02.2025	3.38
26.02.2025	3.33
27.02.2025	3.21
28.02.2025	3.25
03.03.2025	3.27
04.03.2025	3.14
05.03.2025	3.21
06.03.2025	3.27
07.03.2025	3.29
10.03.2025	3.24
11.03.2025	3.22
12.03.2025	3.27
13.03.2025	3.32
14.03.2025	3.37
17.03.2025	3.41
18.03.2025	3.48
19.03.2025	3.49
20.03.2025	3.46
21.03.2025	3.47

79

Trading day (dd/mm/yyyy)	Daily closing price (EUR)
24.03.2025	3.49
25.03.2025	3.51

Average	3.182

80

Annex 8

Trading data of MFE Shares A for purposes of the Liquidity Test

Name of the company: MFE-MEDIAFOREUROPE N.V.

Share: MFE Share A (ISIN NL0015001OI1)

Reference period: 26 December 2024 until 6 May 2025

Source: FactSet

Trading day (dd/mm/yyyy)	Daily trading volume (EUR)	Number of trades
27.12.2024	762,590.53	758
30.12.2024	785,437.25	633
02.01.2025	521,352.99	487
03.01.2025	679,093.68	611
06.01.2025	597,226.76	397
07.01.2025	1,698,355.42	911
08.01.2025	1,687,191.29	1,090
09.01.2025	1,027,723.00	633
10.01.2025	1,206,231.24	1,317
13.01.2025	1,342,601.74	685
14.01.2025	888,129.23	659
15.01.2025	1,161,434.20	749
16.01.2025	1,128,032.20	768
17.01.2025	1,742,113.65	947
20.01.2025	1,105,840.92	646
21.01.2025	840,803.14	860
22.01.2025	1,437,918.95	890
23.01.2025	2,946,920.74	1,441
24.01.2025	1,833,451.54	1,126
27.01.2025	910,026.73	654
28.01.2025	727,418.78	543
29.01.2025	718,781.91	500
30.01.2025	715,589.89	559

81

Trading day (dd/mm/yyyy)	Daily trading volume (EUR)	Number of trades
31.01.2025	5,162,000.80	1,832
03.02.2025	2,617,471.57	1,335
04.02.2025	2,678,737.75	1,873
05.02.2025	3,310,108.72	1,360
06.02.2025	1,467,826.06	965
07.02.2025	1,356,986.57	886
10.02.2025	3,075,943.89	1,392
11.02.2025	1,306,529.30	749
12.02.2025	2,351,819.16	1,396
13.02.2025	3,585,472.15	1,393
14.02.2025	1,829,310.76	1,104
17.02.2025	3,050,340.83	1,197
18.02.2025	1,858,329.44	1,300
19.02.2025	2,014,277.13	1,014
20.02.2025	1,622,691.18	737
21.02.2025	4,316,416.97	1,674
24.02.2025	1,504,851.99	886
25.02.2025	2,778,871.89	1,464
26.02.2025	2,460,885.33	1,145
27.02.2025	4,698,611.41	2,379
28.02.2025	3,040,714.93	1,485
03.03.2025	1,606,651.33	1,061
04.03.2025	2,437,602.13	1,574
05.03.2025	2,253,941.45	1,336
06.03.2025	5,818,683.49	1,765
07.03.2025	1,953,213.50	1,239
10.03.2025	4,215,784.19	1,198
11.03.2025	4,300,394.49	1,418
12.03.2025	3,410,699.84	793
13.03.2025	5,763,281.21	1,607
14.03.2025	2,373,100.79	1,163
17.03.2025	2,791,287.57	1,349
18.03.2025	3,536,675.13	1,717
19.03.2025	1,938,930.17	957
20.03.2025	2,006,412.22	1,052
21.03.2025	2,000,578.11	912

82

Trading day (dd/mm/yyyy)	Daily trading volume (EUR)	Number of trades
24.03.2025	2,225,996.91	1,069
25.03.2025	1,131,907.31	661
26.03.2025	3,524,251.14	1,770
27.03.2025	4,357,416.20	2,059
28.03.2025	2,394,687.46	1,585
31.03.2025	1,887,032.41	1,636
01.04.2025	1,177,695.82	732
02.04.2025	1,061,779.23	919
03.04.2025	2,213,640.00	1,071
04.04.2025	4,539,281.04	2,856
07.04.2025	4,286,929.79	2,615
08.04.2025	2,356,038.91	1,374
09.04.2025	1,987,583.04	1,476
10.04.2025	1,997,443.35	1,141
11.04.2025	1,509,787.90	967
14.04.2025	1,165,138.98	906
15.04.2025	1,703,870.13	1,084
16.04.2025	1,135,546.42	836
17.04.2025	4,293,033.72	2,806
22.04.2025	3,549,774.71	2,746
23.04.2025	2,146,396.91	1,707
24.04.2025	1,469,151.20	1,061
25.04.2025	1,321,538.07	768
28.04.2025	1,215,408.30	800
29.04.2025	1,166,966.90	867
30.04.2025	1,562,481.47	1,130
02.05.2025	2,252,369.50	1,373
05.05.2025	1,651,596.46	1,183
06.05.2025	2,718,308.95	1,914

Average	2,192,758.54	1,201

83

Annex 9

Information pursuant to section 2 no. 2 of the WpÜG Offer Regulation in conjunction with article 1 para. 4 lit. f), para. 5 lit. e) EU Prospectus Regulation and in conjunction with the respective specifications in the Delegated Regulation

84

Information pursuant to section 2 no. 2 of the German Regulation on the Content of the Offer Document, the Consideration for Takeover Offers and Mandatory Offers and the Release from the Obligation to Publish and Launch an Offer (Verordnung über den Inhalt der Angebotsunterlage, die Gegenleistung bei Übernahmeangeboten und Pflichtangeboten und die Befreiung von der Verpflichtung zur Veröffentlichung und zur Abgabe eines Angebots) in conjunction with Article 1 para. 4 lit. f) and pursuant to Article 1 para. 5 lit. e of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing directive 2003/71/EC and in conjunction with the respective specifications in the Commission Delegated Regulation (EU) 2021/528 of 16 December 2020 supplementing Regulation (EU) 2017/1129 of the European Parliament and of the Council as regards the minimum information content of the document to be published for a prospectus exemption in connection with a takeover by means of an exchange offer, a merger or a division.

This document contains the minimum information content of the exemption document pursuant to Article 2 para. 1 in conjunction with Annex 1 of the Delegated Regulation (EU) 2021/528 (the “Exemption Document”).

On 26 March 2025, MFE-MEDIAFOREUROPE N.V., a public company (naamloze vennootschap) existing under the laws of the Netherlands, with its corporate seat in Amsterdam (the Netherlands), with office and tax residence at Viale Europa 46, 20093 Cologno Monzese Milan, Italy, registered with the Dutch Commercial Register (Kamer van Koophandel) under number 83956859 (“MFE” and the “Bidder” and, together with its Subsidiaries, the “MFE Group”) announced its intention to launch a voluntary public takeover offer for all shares in P7 not directly held by the Bidder (the “P7 Shares” and each a “P7 Share”) (the “Offer”). As consideration for the acquisition of the P7 Shares, the Bidder offers a consideration in cash (the “Cash Component”) of EUR 4.48 and 0.4 MFE ordinary A-shares in the Bidder with a pro rata amount in the share capital of the Bidder of EUR 0.06 each (the “MFE Offer Shares” and each a “MFE Offer Share”) in exchange for each P7 Share in consideration for up to all P7 Shares (the “Share Component”).

This Exemption Document contains the minimum information pursuant to Article 2 para. 1 in conjunction with Annex I of the Delegated Regulation (EU) 2021/528 with regard to the Share Component offered by the Bidder (the issuer for purposes of the Delegated Regulation (EU) 2021/528).

The defined terms used but not defined herein shall have the meaning ascribed to such terms in the offer document of the Bidder relating to the Offer, dated 8 May 2025 (the “Offer Document”), unless the context requires otherwise. The Offer Document is available on the Bidder’s corporate website (https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/).

P7 Shareholders resident in the United States (“U.S. Shareholders”) should note that this Offer is made for securities of a company which is a “foreign private issuer” within the meaning of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), and the shares of which are not registered under Section 12 of the Exchange Act. The Offer is being made in the United States in reliance on the Tier I exemption from certain requirements of the Exchange Act and on the basis of an exception to the US registration rules pursuant to Rule 802 of the US Securities Act of 1933, as amended (“Securities Act”) and is principally governed by applicable laws, regulations, disclosure requirements and procedures of the Federal Republic of Germany, which are different from those of the United States. The financial information relating to the Bidder and P7 included in the Offer Document were prepared in accordance with provisions applicable in the Federal Republic of Germany and were not prepared in accordance with generally accepted accounting principles in the United States; therefore, it may not be comparable to financial information relating to United States companies or companies from other jurisdictions outside the Federal Republic of Germany.

The Bidder reserves the right, to the extent permitted by law, to directly or indirectly acquire additional P7 Shares outside the Offer on or off the stock exchange, provided that such acquisitions or arrangements to acquire will comply with the applicable German statutory provisions, in particular the WpÜG, and Rule 14e-5 of the Exchange Act, and the Offer Consideration is increased in accordance with the WpÜG, to match any consideration paid outside of the Offer if higher than the Offer Price. P7 Shareholders should be aware that the Bidder may purchase securities, for example, in open market or privately negotiated purchases. Information about such acquisitions or acquisition arrangements will be published in German pursuant to section 23 para. 2 WpÜG. The information will also be published in a non-binding English translation on the Bidder's website at https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/.

It may be difficult for shareholders from the United States (or from elsewhere outside of Germany) to enforce certain rights and claims arising under United States federal securities laws (or other laws they are acquainted with) since the Bidder and P7 are located outside the United States (or the jurisdiction where the shareholder resides), and some or all of their respective officers and directors reside outside the United States (or the jurisdiction where the shareholder resides). P7 Shareholders may not be able to sue a non-United States company or its officers or directors in a non-United States court for violations of United States securities laws. It also may be difficult to compel a non-United States company and its affiliates to subject themselves to a United States court’s judgment.

1.	PERSONS RESPONSIBLE FOR DRAWING UP THE EXEMPTION DOCUMENT, THIRD PARTY INFORMATION AND EXPERTS REPORT	4

1.1.	Identification of Persons Responsible for Drawing up the Exemption Document	4

1.2.	Responsibility Statement	4

1.3.	Expert’s Statement or Report	5

1.4.	Information Sourced by a Third Party	5

1.5.	Regulatory Statements	5

2.	INFORMATION ON THE Bidder AND ON THE Target	5

2.1.	General Information	5

2.2.	Business Overview	7

2.3.	Investments	10

2.4.	Corporate Governance	11

2.5.	Financial Information	19

2.6.	Legal and Arbitration Proceedings	21

2.7.	Summary of Information Disclosed under Regulation (EU) No 596/2014 of the European Parliament and of the Council	22

3.	DESCRIPTION OF THE TRANSACTION	36

3.1.	Purpose and Objectives of the Transaction	36

3.2.	Conditions of the Transaction	39

3.3.	Risk Factor relating to the Transaction	40

3.4.	Conflict of Interest	41

3.5.	Consideration for the Offer	41

4.	EQUITY SECURITIES OFFERED TO THE PUBLIC OR ADMITTED TO TRADING ON A REGULATED MARKET FOR THE PURPOSE OF THE TRANSACTION	42

4.1.	Risk Factors relating to MFE Shares A	42

4.2.	Working Capital Statement	61

4.3.	Information Concerning the Equity Securities to be Offered and/or Admitted to Trading	61

4.4.	Admission to Trading and Dealing Arrangements	63

4.5.	Dilution	63

5.	IMPACT OF THE TRANSACTION ON THE Bidder	66

5.1.	Strategy and Objectives	66

5.2.	Material Contracts	66

5.3.	Disinvestment	66

5.4.	Corporate Governance	67

5.5.	Shareholding	69

5.6.	Unaudited Pro Forma Financial Information	69

6.	DOCUMENTS AVAILABLE	84

1.	PERSONS RESPONSIBLE FOR DRAWING UP THE EXEMPTION DOCUMENT, THIRD PARTY INFORMATION AND EXPERTS REPORT

1.1.	Identification of Persons Responsible for Drawing up the Exemption Document

The Bidder is responsible for the information in this Exemption Document.

1.2.	Responsibility Statement

The Bidder declares, that, to the best of its knowledge, the information contained in this Exemption Document is in accordance with the facts and that this Exemption Document makes no omission likely to affect its import.

5

1.3.	Expert’s Statement or Report

No expert’s statement or report has been produced in connection with the Offer at the Bidder's request.

1.4.	Information Sourced by a Third Party

The Bidder confirms that the information, which has been sourced from the Target, has been accurately reproduced and, as far as the Bidder is aware and able to ascertain from the information published by the Target, no facts have been omitted which would render the reproduced information inaccurate or misleading.

The source of information is the P7 Annual Report 2024.

1.5.	Regulatory Statements

The Bidder declares that:

(i)	the Exemption Document does not constitute a prospectus within the meaning of the EU Prospectus Regulation;

(ii)	the Exemption Document has not been subject to scrutiny and approval by BaFin in accordance with Article 20 EU Prospectus Regulation;

(iii)	pursuant to Article 1 (6a), point (b) EU Prospectus Regulation, BaFin, which has the competence to review the offer document under Directive 2004/25/EC, has issued a prior approval of the Exemption Document in the form of the approval to publish the Offer Document.

2.	INFORMATION ON THE Bidder AND ON THE Target

2.1.	General Information

2.1.1.	Legal and Commercial Name

(a)	Bidder

MFE-MEDIAFOREUROPE N.V. (formerly Mediaset N.V).

(b)	Target

ProSiebenSat.1 Media SE.

6

2.1.2.	Further Legal Information on the Bidder and the Target

(a)	Bidder

The Bidder is a public limited company (naamloze vennootschap) existing under the laws of the Netherlands, with its registered office in Amsterdam, the Netherlands and with telephone number +39 02 2514 9588. The Bidder is resident for tax purposes in Italy and its legal entity identification (LEI) code number is 213800DIFN7NR7B97A50. The Bidder’s address is Viale Europa 46, 20093 Cologno Monzese, Milan, Italy.

The Bidder’s corporate website can be found at the following link (www.mfemediaforeurope.com). The information available on the Bidder’s corporate website does not form part of this Exemption Document unless that information is incorporated by reference in, and forms part of, this Exemption Document.

(b)	Target

The Target is a European company (Societas Europaea or SE), existing under the laws of Germany, with its registered office in Unterföhring (Germany) and with telephone number +49 89 95 07 10. Its legal entity identification (LEI) code number is 529900NY0WWQUKOMWQ37. The Target’s address is Medienallee 7, 85774 Unterföhring, Germany.

The Target’s corporate website can be found at the following link (www.prosiebensat1.com). The information available on the Target’s corporate website does not form part of this Exemption Document unless that information is incorporated by reference in, and forms part of, this Exemption Document.

2.1.3.	Auditors

(a)	Bidder

The Bidder’s audit firm is Deloitte Accountants B.V., Rotterdam, the Netherlands. The auditor signing the auditor’s report on behalf of Deloitte Accountants B.V. is a member of the Royal Netherlands Institute of Chartered Accountants (Koninklijke Nederlandse Beroepsorganisatie van Accountants), Mercuriusplein 3, 2132 HA Hoofddorp, the Netherlands. Deloitte Accountants B.V has been the Bidder’s audit firm since the financial year ended 31 December 2021, since the Bidder was incorporated in Italy on 26 November 1987 as Futura Finanziaria S.r.l. and converted to a public company (naamloze vennootschap) under the laws of and domiciled in the Netherlands under the name “Mediaset N.V.” on 18 September 2021.

7

(b)	Target

The independent auditors for the financial year ended 31 December 2024 of the Target are PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, Germany (“PwC”). PwC is a member of the German Chamber of Public Accountants (Wirtschaftsprüferkammer), Rauchstraße 26, 10787 Berlin, Germany.

2.2.	Business Overview

2.2.1.	Principal Activities

(a)	Bidder

MFE Group is a leading pan-European media group, with a diverse portfolio and a robust presence throughout the entire value chain of the media industry, from content production and distribution in the free and pay TV area to licensing and advertising time marketing. This portfolio encompasses television, radio, digital, and on-demand services, including offerings such as over-the-top media services ("OTT services") (Mediaset Infinity and Mitele), exclusive sports content, film production (e.g., Mediterraneo, and Medusa), as well as advertising sales (Publitalia, Publiespaña and Publieurope) and rights trading agencies. OTT services refer to the digital distribution of video and audio via the public Internet.

Both in Italy and Spain, MFE Group is a major provider of commercial television. In Italy, the MFE Group’s free TV offerings consist of 17 channels, including notable ones like Canale 5, Italia 1, and Rete 4. Meanwhile, in Spain, Mediaset España offers a total of 7 free TV channels, including Tele5 and Cuatro.

Notably, MFE Group places strong emphasis on producing its own and local content. In both Italy and Spain, its production groups Medusa Film, and Mediterraneo have consistently acted as program suppliers for several decades, not only for MFE Group’s own stations but also for the broader competitive landscape and the cinema industry. In both Italy and Spain, local media, film, and entertainment production companies are playing a pivotal role in providing their locally produced content to global internet giants such as Netflix, Amazon Prime, and Discovery.

MFE Group’s long-term strategy is to create a future-proof, pan-European media and entertainment group with a leading position in its local markets, greater scale to be able to compete internationally, and potential to further expand its geographical footprint across Europe. The strategy is based on plans to develop a fully integrated pan-European media powerhouse, which will be able to compete on an equal footing in the European entertainment and media industry, leveraging local content, investment in technology, and stronger financial resources.

8

(b)	Target

P7 Group is one of the leading entertainment players in the German-speaking region (Germany, Austria, Switzerland) as its core market. P7 Group is organized into the three segments Entertainment, Dating & Video and Commerce & Ventures.

Entertainment

P7 Group operates 15 free and pay TV stations in Germany, Austria and Switzerland. These include the free TV stations ProSieben, SAT.1, Kabel Eins, sixx, ProSieben MAXX, SAT.1 Gold and Kabel Eins Doku in Germany and the free TV stations PULS4, PULS24, ATV I, ATV II, and Puls 8, in Austria and Switzerland. In Germany, P7 Group is one of the leaders in the TV audience and advertising market and generates most of its revenues by selling advertising time via multiple platforms. The range of P7 Group’s portfolio covers the complete value creation process in the entertainment sector, from production to distribution and sales.

Dating & Video

P7 Group also covers a broad geographically diversified spectrum in the online dating as well as social entertainment market with the portfolio brands of ParshipMeet Group (online dating platforms such as eharmony, Parship, ElitePartner and LOVOO as well as video-based social entertainment apps such as MeetMe, Skout, Tagged, GROWLr and Yapp). The business model includes long- and short-term subscriptions as well as one-off purchases such as in-app purchases of virtual products, marketing services and services for third-party platforms.

Commerce & Ventures

In the Commerce & Ventures segment, P7 Group bundles its investments in digital commerce companies with consumer-focused business models. In this segment, P7 Group uses a mix of cash and media volume to invest in digital companies by making targeted use of advertising time as an investment currency in the form of media-for-revenue or media-for-equity deals.

2.2.2.	Significant Changes Having an Impact on the Operation and Principal Activities

(a)	Bidder

There has been no significant change having an impact on the operations and principal activities of the MFE Group since 31 December 2024 apart from the events described in the explanatory note 17 (“Subsequent Events after 31 December 2024”) to the MFE’s Financial Statements included in the MFE’s Annual Report 2024 (English version) (page 384 of the MFE’s Annual Report 2024 (English version) and pages F-482 to F-483 of the MFE’s Annual Report 2024 (German Translation). The MFE's Annual Report 2024 was published on 17 April 2025 in English language and is available on the Bidder’s corporate website (https://www.mfemediaforeurope.com/binary/documentRepository/60/MFE%20Group%20Annual%20Report%202024_2281.pdf). The MFE’s Annual Report 2024 (German Translation) is attached as appendix to this Exemption Document.

9

(b)	Target

As far as the Bidder is aware, since the end of the period covered by the latest published audited financial statements of the Target, i.e., 31 December 2024, no significant changes have occurred that have affected the operations and principal activities of the Target apart from the events described in the explanatory note 39 (“Events after the reporting date” (“Ereignisse nach dem Bilanzstichtag”)) to the P7 Consolidated Financial Statements included in the P7 Annual Report 2024 (page 355), which is incorporated by reference in, and forms part of, this Exemption Document and is available on the Bidder’s corporate website (https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/).

2.2.3.	Principal Markets

(a)	Bidder

Principal markets

The Bidder operates in Italy and Spain (through its subsidiary Grupo Audiovisual Mediaset España (“GAM”)). The main characteristics of such markets are described below.

Italian market

In Italy, the MFE Group operates in the integrated media space, consisting of content production, FTA commercial television, radio, OTT services and digital publishing activities. MFE produces and distributes through different platforms a broad range of content mainly centered on general entertainment, news, cinema, TV series, documentaries, sport events and children’s television.

Spanish market

GAM is the leading Spanish commercial television broadcaster in terms of audience and TV advertising shares (as shown by Kantar Media Data5 and the Infoadex Report6, respectively) with two main general interest channels (Tele5 and Cuatro) and a range of free-to-air thematic channels, operating also in the content production, OTT services and digital publishing activities.

10

Breakdown of revenues by category and location

A breakdown of revenues by category and location is set forth in the section named “Revenues from Sales of Goods and Services” of the MFE’s Annual Report 2024 (English version) (pages 301 to 303 of the MFE’s Annual Report 2024 (English version) and pages F-378 to F-381 of the MFE’s Annual Report 2024 (German Translation)). The MFE’s Annual Report 2024 (German Translation) is attached as appendix to this Exemption Document.

(b)	Target

Principal markets

The Target mainly operates in the German-speaking region (Germany, Austria, Switzerland) as its core market. This is in particular the case for its segments Entertainment and Commerce & Ventures.

In its Dating & Video segment, the Target is active worldwide. The Target’s subsidiary ParshipMeet Group operates matchmaking platforms in North America, Europe, and Australia, such as eharmony, Parship, and ElitePartner as well as the online dating app LOVOO in Europe and video-based social dating and entertainment apps with global reach, such as MeetMe, Skout, Tagged, GROWLr and Yapp. The ParshipMeet Group generates around two-thirds of its revenues outside of the German-speaking region (Germany, Austria and Switzerland).

Breakdown of revenues by category and location

A breakdown of revenues by category and location is set forth in the section named “Group Earnings: Revenues” (“Ertragslage des Konzerns: Umsatz”) of the P7 Annual Report 2024 (pages 116 to 118), which is incorporated by reference in, and forms part of, this Exemption Document and is available on the Bidder’s corporate website (https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/).

2.3.	Investments

(a)	Bidder

No material investments have been made since the publication of the MFE’s Annual Report 2024 (English version) nor are material investments in progress for which firm commitments have already been made by MFE, apart from those described in MFE’s Annual Report 2024 (German Translation), which is attached as appendix to this Exemption Document.

11

(b)	Target

As far as the Bidder is aware, no material investments have been made since the publication of the P7 Annual Report 2024 nor are material investments in progress for which firm commitments have already been made by P7.

2.4.	Corporate Governance

2.4.1.	Members of the Administrative, Management or Supervisory Bodies

(a)	Bidder

As of the date of this Exemption Document, the board of directors of the Bidder, appointed by the general shareholders’ meeting of MFE held on 19 June 2024, consists of 15 members and comprises the following members (the “MFE Board of Directors”):

Name	Position	Category	Business address
Fedele Confalonieri	Chairman	Non-Executive	Viale Europa 46, 20093 Cologno Monzese, Milan, Italy
Pier Silvio Berlusconi	Chief Executive Officer	Member of the Executive Committee	Viale Europa 46, 20093 Cologno Monzese, Milan, Italy
Marco Giordani	Chief Financial Officer/Director	Member of the Executive Committee	Viale Europa 46, 20093 Cologno Monzese, Milan, Italy
Gina Nieri	Director	Member of the Executive Committee	Viale Europa 46, 20093 Cologno Monzese, Milan, Italy
Niccolo’ Querci	Director	Member of the Executive Committee	Viale Europa 46, 20093 Cologno Monzese, Milan, Italy

12

Name	Position	Category	Business address
Stefano Sala	Director	Member of the Executive Committee	Viale Europa 46, 20093 Cologno Monzese, Milan, Italy
Marina Berlusconi	Member	Non-Executive	Viale Europa 46, 20093 Cologno Monzese, Milan, Italy
Danilo Pellegrino	Member	Non-Executive	Viale Europa 46, 20093 Cologno Monzese, Milan, Italy
Patrizia Arienti	Member	Non-Executive and Independent	Viale Europa 46, 20093 Cologno Monzese, Milan, Italy
Stefania Bariatti	Member	Non-Executive and Independent	Viale Europa 46, 20093 Cologno Monzese, Milan, Italy
Marina Brogi	Member	Non-Executive and Independent	Viale Europa 46, 20093 Cologno Monzese, Milan, Italy
Consuelo Crespo Bofill	Member	Non-Executive and Independent	Viale Europa 46, 20093 Cologno Monzese, Milan, Italy
Javier Diez de Polanco	Member	Non-Executive and Independent	Viale Europa 46, 20093 Cologno Monzese, Milan, Italy
Giulio Gallazzi	Member	Non-Executive and Independent	Viale Europa 46, 20093 Cologno Monzese, Milan, Italy
Alessandra Piccinino	Member	Non-Executive and Independent	Viale Europa 46, 20093 Cologno Monzese, Milan, Italy

13

The information regarding the educational background, training and experience of the members of the MFE Board of Directors may be consulted on its corporate website (https://www.mfemediaforeurope.com/en/governance/corporate-bodies/).

(b)	Target

The management board of the Target (the “Management Board”) consists of one or more members; pursuant to article 7 para. 2 of the articles of association of the Target, the members of the Management Board are appointed by the supervisory board of the Target (the “Supervisory Board”).

As of the date of this Exemption Document, the Management Board consists of three members, namely:

Name	Position	Category	Business address
Hubertus (Bert) Habets	Chairman of the Management Board (Group CEO)	n/a	Medienallee 7, 85774 Unterföhring, Germany
Martin Mildner	Member of the Management Board & Chief Financial Officer (Group CFO)	n/a	Medienallee 7, 85774 Unterföhring, Germany
Markus Breitenecker	Member of the Management Board & Chief Operating Officer (COO)	n/a	Medienallee 7, 85774 Unterföhring, Germany

Pursuant to article 10 para. 1 of the articles of association of the Target, the Supervisory Board consists of nine members. As of the date of this Exemption Document, the Supervisory Board consists of the following nine members:

14

Name	Position	Category	Business address
Dr. Andreas Wiele*	Chairman	n/a	Medienallee 7, 85774 Unterföhring, Germany
Prof. Dr. Cai-Nicolas Ziegler	Vice Chairman	n/a	Medienallee 7, 85774 Unterföhring, Germany
Katharina Behrends	Member	n/a	Medienallee 7, 85774 Unterföhring, Germany
Dr. Katrin Burkhardt	Member	n/a	Medienallee 7, 85774 Unterföhring, Germany
Thomas Ingelfinger	Member	n/a	Medienallee 7, 85774 Unterföhring, Germany
Leopoldo Attolico	Member	n/a	Medienallee 7, 85774 Unterföhring, Germany
Simone Scettri	Member	n/a	Medienallee 7, 85774 Unterföhring, Germany
Christoph Mainusch	Member	n/a	Medienallee 7, 85774 Unterföhring, Germany
Klára Brachtlová	Member	n/a	Medienallee 7, 85774 Unterföhring, Germany

* As announced by the Target on 24 January 2025, Dr. Andreas Wiele informed the Supervisory Board and Management Board that he intends to step down from the Supervisory Board at the end of the annual general meeting of the Target on 28 May 2025.

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2.4.2.	Major Shareholders

(a)	Bidder

The issued share capital of MFE currently amounts to EUR 161,676,622.14 and is divided into a total number of 568,400,761 shares, of which 332,155,249 are MFE Shares A (with a nominal value of EUR 0.06 each and granting one voting right per share – “MFE Shares A” and each a “MFE Share A”) and 236,245,512 are MFE Shares B (with a nominal value of EUR 0.60 and granting 10 voting rights per share – “MFE Shares B”), of which 7,271,459 MFE Shares B are shares held by the Bidder.

As of publication of this Exemption Document, the authorized capital of the Bidder amounts to EUR 166,845,974.46 and is divided into 418,311,121 MFE Shares A and 236,245,512 MFE Shares B (“MFE Authorized Capital”). On 7 May 2025, MFE’s extraordinary general meeting (“EGM MFE”) authorized the MFE Board of Directors until 7 May 2030 (i) to issue such number of MFE Offer Shares as necessary in order to consummate the Offer and (ii) in connection therewith, to limit or exclude any pre-emption rights in relation to an issuance of MFE Offer Shares pursuant to the authorization as referred to in limb (i). The MFE Board of Directors can make use of this authorization in one or more tranches and further in case the Share Component is adjusted, provided that this authorization is limited to the number of MFE Shares A in the capital of the Bidder issuable pursuant to the authorized share capital included in MFE’s articles of association from time to time.

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As of the date of this Exemption Document, based on the public information available on the AFM’s website (www.afm.nl) and MFE’s website (www.mfemediaforeurope.com), the significant shareholdings in the share capital of the Bidder are as follows:

Shareholder	No. of MFE Shares A	No. of MFE Shares B	Ownership				Voting Rights (Excluding Treasury Stock)
			No. of Shares (MFE A + MFE B)3	Share Capital by Nominal Value
				MFE B + MFE A4	MFE B	MFE A
Finanziaria d’investimento Fininvest S.p.A.	116,401,448	119,463,073	41.50%	48.65%	50.57%	35.04%	50.00%
Simon Fiduciaria S.p.A.	45,315,990	45,314,400	15.95%	18.50%	19.18%	13.64%	19.01%
Treasury Shares	0	7,271,459	1.28%	2.70%	3.08%	0%	n/a
Free Float[1,2]	170,437,811	64,196,580	41.28%	30.15%	27.17%	51.31%	30.99%
Total	332,155,249	236,245,512	100.00%	100.00%	100.00%	100.00%	100.00%

Notes:

[1]	Vivendi S.E. (“Vivendi”) directly holds, as part of the free float, 10,894,384 MFE Shares A and 10,894,384 MFE Shares B. Simon Fiduciaria S.p.A. (“SimonFid”) directly holds, as part of the free float, 45,315,990 MFE Shares A and 45,314,400 MFE Shares B. In compliance with the Italian Media Authority Decision No. 178/17/CONS, Vivendi signed a consulting agreement with SimonFid and its sole shareholder Ersel SIM S.p.A. (“Ersel”), relating to the exercise of voting rights over the MFE shares owned by SimonFid, according to the instructions given by Ersel, through its chairman. Vivendi has kept its right to provide SimonFid with voting instruction at the shareholders’ meeting resolving on matters entitling the shareholders (not taking part in said decision) to withdraw from MFE under the applicable law.

[2]	Fininvest, on the one hand, and Vivendi (together with SimonFid and its sole shareholder Ersel), on the other hand, entered into an agreement, on 3 May 2021 (amended on 18 November 2021 to take into account the introduction by MFE of the dual-class share structure), regarding certain commitments in relation to MFE. Pursuant to this agreement, Vivendi undertook to sell on the market all of the MFE Shares held directly by SimonFid (representing 19.19% of the share capital of MFE) for a period of five years from 22 July 2021. In particular, Vivendi thereby committed to sell one-fifth of the MFE Shares A and MFE Shares B held indirectly through SimonFid each year at specifically agreed minimum prices for each year (unless Vivendi authorizes the sale of these shares at a lower price). In any event, Vivendi will have the right to sell the MFE Shares A and/or the MFE Shares B held indirectly through SimonFid at any time if their price reaches EUR 1.60 (price before the reverse stock split). Fininvest is, however, entitled to purchase any such MFE Shares A and/or MFE Shares B that are not sold in each 12-month period at a price annually determined.

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[3]	The percentage figures are calculated by applying the following formula: (number of MFE B + MFE A Shares owned by each shareholder) / (total number of MFE B + MFE A Shares issued).

[4]	According to AFM criteria, the percentage figures are calculated by applying the following formula: (number of MFE B + MFE A shares owned by each shareholder) * (nominal value of each Share / total nominal).

(b)	Target

As of the date of this Exemption Document, P7’s share capital amounts to EUR 233,000,000.00, divided into 233,000,000 registered no-par value shares. There are no different share classes. Each share entitles the holder to one vote. This does not apply to treasury stock (eigene Aktien), which establishes no rights relating to P7. According to the information available to the Bidder at the time of publication of this Exemption Document, P7’s treasury stock at the time of publication of this Exemption Document comprises 6,115,915 shares (equivalent to approx. 2.62% of P7’s present share capital).

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As of the date of this Exemption Document, based on the public information available on P7’s website (www.prosiebensat1.com), the significant shareholdings in the share capital of the Bidder are as follows:

Shareholder	No. of shares	Share capital (%)
MFE-MEDIAFOREUROPE N.V.	70,216,573	30.14
PPF IM LTD	30,161,896	12.95
Treasury Shares	6,115,915	2.62
Free Float	126,505,616	54.29
Total	233,000,000	100.00

2.4.3.	Number of Employees

(a)	Bidder

As of 31 December 2024, the Bidder had 5,194 employees (full time equivalents).

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(b)	Target

As of 31 December 2024, P7 Group had 7,041 employees (full time equivalents) (Entertainment segment: 4,191, Dating & Video segment: 525, Commerce & Ventures segment: 2,001, Other: 324), of which 5,904 employees (corresponding to approx. 83.85%) worked in Germany.

2.5.	Financial Information

2.5.1.	Financial Statements

(a)	Bidder

MFE’s audited consolidated and company financial statements for the financial year ended 31 December 2024 and the independent auditor’s report thereon (the “MFE’s Financial Statements”) are included in the MFE Annual Report 2024 (English version). The MFE’s Annual Report 2024 (German Translation) is attached as appendix to this Exemption Document.

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(b)	Target

The audited consolidated financial statements of the Target as of, and for the financial year ended, 31 December 2024 and the independent auditor’s report thereon (as included in the P7 Annual Report 2024) (the “P7 Consolidated Financial Statements”), as available on the Bidder’s corporate website (https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/), are incorporated by reference in, and form part of, this Exemption Document (see the section “Documents Available” in this Exemption Document).

2.5.2.	Accounting Standards

(a)	Bidder

The MFE’s Financial Statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and Part 9 of Book 2 of the Dutch Civil Code (Burgerlijk Wetboek).

(b)	Target

The P7 Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and Section 315e (1) German Commercial Code (Handelsgesetzbuch – HGB).

2.5.3.	Significant Change in the Financial Position

(a)	Bidder

No significant change in the financial position of MFE other than the ordinary course of business has occurred after the publication of MFE’s Annual Report 2024 (English version). The MFE’s Annual Report 2024 (German Translation) is attached as appendix to this Exemption Document.

(b)	Target

As far as the Bidder is aware, no significant change in the financial position of P7 other than the ordinary course of business has occurred after the publication of the P7 Annual Report 2024, which is incorporated by reference in, and forms part of, this Exemption Document and is available on the Bidder’s corporate website (https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/).

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2.5.4.	Management Report

The management report with respect to MFE referred to in Articles 19 and 29 of Directive 2013/34/EU is included in the MFE’s Annual Report 2024 (English version) (pages 5 to 274 of the MFE’s Annual Report 2024 (English version) and pages F-2 to F-341 of the MFE’s Annual Report 2024 (German Translation)). The MFE’s Annual Report 2024 (German Translation) is attached as appendix to this Exemption Document.

The management report with respect to P7 referred to in Articles 19 and 29 of Directive 2013/34/EU is included in the P7 Annual Report 2024 (pages 78 to 267), which is incorporated by reference in, and forms part of, this Exemption Document and is available on the Bidder’s corporate website (https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/).

2.6.	Legal and Arbitration Proceedings

(a)	Bidder

Legal and arbitration proceedings related to the Bidder are set forth in note 10.3 (“Provisions and contingent liabilities”) to the MFE’s Financial Statements as included in the MFE’s Annual Report 2024 (English version) (pages 352 to 353 of the MFE’s Annual Report 2024 (English version) and pages F-442 to F-444 of the MFE’s Annual Report 2024 (German Translation)). The MFE’s Annual Report 2024 (German Translation) is attached as appendix to this Exemption Document.

(b)	Target

As far as the Bidder is aware, there have been no material legal and arbitration proceedings during the last 12 months other than those listed under note 31 (“Contingent liabilities”) (“Eventualverbindlichkeiten”) to the P7 Consolidated Financial Statements as included in the P7 Annual Report 2024 (pages 327 to 328) which is incorporated by reference in, and forms part of, this Exemption Document and is available on the Bidder’s corporate website (https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/).

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2.7.	Summary of Information Disclosed under Regulation (EU) No 596/2014 of the European Parliament and of the Council

(a)	Bidder

The tables below include a summary of the information disclosed by the Bidder under the Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC ("MAR") over the last 12 months, where that information is relevant at the date of this Exemption Document and which is available on the AFM website (www.afm.nl) and on the Italian electronic system for the disclosure of regulated information (Sistema di Diffusione delle Informazioni Regolamentate – SDIR) and the centralized storage service for the regulated information (Sistema di Stoccaggio) authorized by CONSOB under the Italian Consolidated Law on Finance “eMarket SDIR” and “eMarket STORAGE” (www.emarketstorage.com) and on the website of the National Securities Market Commission (Comisión Nacional del Mercado de Valores – the “CNMV”):

Inside information
Date	Title	Description
16 April 2025	The MFE-Board of Directors approved the results to 31 December 2024	The MFE-Board of Directors approved the results to 31 December 2024
2 April 2025	Minimum price in MFE’s public takeover offer to the shareholders of ProSieben	With reference to the announcement of its intention to issue a voluntary public takeover offer to increase its stake in P7 on 26 March 2025, MFE stated it expected to offer to tender P7 Shareholders an offer consideration equal to the 3 months VWAP of the P7 Share.
26 March 2025	Extraordinary Shareholders’ Meeting	MFE announces that the MFE Board of Directors has resolved to call an extraordinary general shareholder’s meeting to be held on 7 May 2025.

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Inside information
Date	Title	Description
26 March 2025	Notice of Extraordinary General Meeting	Notice for the extraordinary general meeting of shareholders of MFE which will be held on 7 May 2025.
26 March 2025	MFE launches voluntary public takeover offer to increase its ownership in ProSieben.	MFE announced its intention to issue a voluntary public takeover offer to increase its stake in P7.
27 February 2025	The MFE Board of Directors examines unaudited preliminary results for 2024.	The MFE Board of Directors examines unaudited preliminary results for 2024.
21 November 2024	The MFE Board of Directors approves results for first nine months of 2024.	The MFE Board of Directors approves results for the first nine months of 2024.
8 October 2024	Change in the share capital of MFE-MEDIAFOREUROPE N.V.	New MFE Shares A have been issued and admitted to trading to serve the 2021/2023 Medium-Long Term Incentive and Loyalty Plan (for the year 2021).
4 October 2024	MFE-MEDIAFOREUROPE N.V.: medium/long term loyalty and incentive plan - capital increase	The MFE Board of Directors resolves to issue new MFE Shares A, which will be allotted to the beneficiaries of the 2021/2023 Medium-Long Term Incentive and Loyalty Plan (for the year 2021).

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Inside information
Date	Title	Description
19 September 2024	The MFE Board of Directors approves the results for the first half of 2024.	The MFE Board of Directors approves the results for the first half of 2024.
31 July 2024	Medium-Long Term Loyalty and Incentive Plan	The MFE Board of Directors identifies the participants in MFE’s Medium-Long Term Loyalty and Incentive Plan 2024-2026 and has granted to the same participants the rights due for the year 2024.
17 July 2024	Pier Silvio Berlusconi: “Advertising Revenues for First Half of 2024: +6.7%, EBIT up 11%”	The CEO of MFE MEDIAFOREUROPE announced the growth of the advertising revenues.
19 June 2024	MFE Board of Directors Top Management confirmed	The MFE Board of Directors confirms Pier Silvio Berlusconi as CEO and Fedele Confalonieri as Chairman of the Board of Directors, respectively.
5 June 2024	Pier Silvio Berlusconi “Advertising Revenues Forecast for Half of 2024: +6% Growth”	Advertising Revenues Forecast for Half of 2024: +6% Growth
23 May 2024	The MFE Board of Directors approves Group Results for First Quarter of 2024	The MFE Board of Directors approves results for the first three months of 2024.

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Managers’ transactions disclosed on the AFM Website

Date	Name	Position	Shares	Transaction
17 April 2025	Marco Giordani	Executive Director	29,556	Sale of MFE Shares B
			42,000	Acquisition of MFE Shares A

Date	Name	Position	Person closely associated	Shares	Transaction
13 December 2024	Berlusconi, Pier Silvio	Chief Executive Officer Executive Director	Fininvest	250,000	Acquisition of MFE Shares B
	Berlusconi, Marina	Non-Executive Director

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Date	Name	Position	Shares	Transaction
15 October 2024	Pier Silvio Berlusconi	Chief Executive Officer Executive Director	1,353	Sale of MFE Shares B
	Marco Giordani	Executive Director	1,555	Sale of MFE Shares B
	Gina Nieri	Executive Director	1,395	Sale of MFE Shares B
	Stefano Sala	Executive Director	6,110	Sale of MFE Shares B
	Niccolo’ Querci	Executive Director	339	Sale of MFE Shares B
14 October 2024	Pier Silvio Berlusconi	Chief Executive Officer Executive Director	4,310	Sale of MFE Shares A
			3,810	Sale of MFE Shares B
	Marco Giordani	Executive Director	2,821	Sale of MFE Shares A
			2,955	Sale of MFE Shares B
	Gina Nieri	Executive Director	2,657	Sale of MFE Shares A
			2,093	Sale of MFE Shares B
	Stefano Sala	Executive Director	14,437	Sale of MFE Shares A
			12,202	Sale of MFE Shares B
	Niccolo’ Querci	Executive Director	2,276	Sale of MFE Shares A
			2,744	Sale of MFE Shares B

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Date	Name	Position	Shares	Transaction
11 October 2024	Pier Silvio Berlusconi	Chief Executive Officer Executive Director	7,796	Sale of MFE Shares A
			2,506	Sale of MFE Shares B
	Marco Giordani	Executive Director	5,154	Sale of MFE Shares A
			2,339	Sale of MFE Shares B
	Gina Nieri	Executive Director	3,776	Sale of MFE Shares A
			1,745	Sale of MFE Shares B
	Stefano Sala	Executive Director	22,084	Sale of MFE Shares A
			9,903	Sale of MFE Shares B
	Niccolo’ Querci	Executive Director	3,869	Sale of MFE Shares A
			1,763	Sale of MFE Shares B

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Date	Name	Position	Shares	Transaction
10 October 2024	Pier Silvio Berlusconi	Chief Executive Officer Executive Director	6,266	Sale of MFE Shares A
			9,911	Sale of MFE Shares B
	Marco Giordani	Executive Director	4,551	Sale of MFE Shares A
			7,306	Sale of MFE Shares B
	Gina Nieri	Executive Director	3,215	Sale of MFE Shares A
			5,483	Sale of MFE Shares B
	Stefano Sala	Executive Director	17,721	Sale of MFE Shares A
			33,735	Sale of MFE Shares B
	Niccolo’ Querci	Executive Director	3,547	Sale of MFE Shares A
			6,139	Sale of MFE Shares B
9 October 2024	Pier Silvio Berlusconi	Chief Executive Officer Executive Director	4,576	Sale of MFE Shares A
			2,046	Sale of MFE Shares B
	Marco Giordani	Executive Director	3,524	Sale of MFE Shares A
			1,546	Sale of MFE Shares B
	Gina Nieri	Executive Director	2,391	Sale of MFE Shares A
			1,061	Sale of MFE Shares B
	Stefano Sala	Executive Director	13,798	Sale of MFE Shares A
			6,090	Sale of MFE Shares B
	Niccolo’ Querci	Executive Director	2,593	Sale of MFE Shares A
			1,300	Sale of MFE Shares B

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Date	Name	Position	Rights MFE A	Rights MFE B	MFE Shares A	MFE Shares B
8 October 2024	Berlusconi Pier Silvio	Chief Executive Officer Executive Director	906,108	291,076	132,534	376,126
	Marco Giordani	Executive Director	289,567	116,431	175,065	60,961
	Gina Nieri	Executive Director	217,176	87,323	69,979	69,602
	Stefano Sala	Executive Director	560,435	261,969	85,050	85,050
	Niccolo’ Querci	Executive Director	117,636	47,299	21,347	21,347

Note:	The table above relates to the total amount of MFE Shares A and MFE Shares B owned by each member of the MFE Board of Directors including the shares granted to the beneficiaries of the LTI plan 2021-2023 for the year 2021 as at 8 October 2024. The columns “Rights MFE A” and “Rights MFE B” are referred to the updated total amount of rights for each member of the MFE Board of Directors.

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Date	Name	Position	Type of financial instrument	Number allocated	Market price on date of allocation	Vesting period
31 July 2024	Pier Silvio Berlusconi	Chief Executive Officer Executive Director	Rights to receive MFE shares A	485,834	3.2933	From 31 July 2024 to 31 July2027
	Marco Giordani	Executive Director	Rights to receive MFE shares A	121,458	3.2933	From 31 July 2024 to 31 July 2027
	Gina Nieri	Executive Director	Rights to receive MFE shares A	91,094	3.2933	From 31 July 2024 to 31 July 2027
	Stefano Sala	Executive Director	Rights to receive MFE shares A	182,188	3.2933	From 31 July 2024 to 31 July 2027
	Niccolo’ Querci	Executive Director	Rights to receive MFE shares A	49,342	3.2933	From 31 July 2024 to 31 July 2027

Note:	The table above relates to the rights granted to the beneficiaries of the LTI plan 2024-2026 due for the year 2024. Such rights to receive shares are still subject to the vesting period indicated in the column “Vesting period”.

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(b)	Target

The tables below include a summary of the information disclosed by P7 under the MAR over the last 12 months, where that information is relevant at the date of this Exemption Document and which is available on the Target’s website (www.prosiebensat1.com):

Inside information
Date	Title	Description
21 March 2025	P7 sells Verivox to Moltiply.	P7 signed a binding agreement with a subsidiary of Moltiply Group S.p.A. on the sale of Verivox, which is expected to be completed on 21 March 2025 (closing).
20 March 2025	P7 approves proposed agreement with General Atlantic on the acquisition of its minority stakes in NuCom Group and ParshipMeet Group together with an intended sale of Verivox.	The Management Board and the Supervisory Board of P7 approved a proposed agreement with General Atlantic on the acquisition of its minority stakes in NuCom Group (excluding flaconi) and ParshipMeet Group.
5 March 2025	Discussions with General Atlantic regarding potential acquisition of minority shareholdings in NuCom Group and ParshipMeet Group.	ProSiebenSat.1 Media SE is informing that the Group is in discussions regarding a potential acquisition of General Atlantic’s minority shareholdings in NuCom Group and ParshipMeet Group.
24 January 2025	Chairman of the Supervisory Board Dr. Andreas Wiele will not stand for re-election.	The Chairman of the Supervisory Board of P7, Dr. Andreas Wiele, informs the company’s Supervisory Board and Management Board that he will not seek a further term of office as a member and Chairman of the Supervisory Board after the regular expiry of his term of office.

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Managers’ transactions
Date	Title	Description
30 April 2025	Acquisition of P7 Shares	Person subject to notification: Simone Scettri Notification of acquisition of P7 shares in an aggregated volume of EUR 12,155.00
25 April 2025	Acquisition of P7 Shares (correction of notification)	Person subject to notification: Leopoldo Maria Attolico Notification of acquisition of P7 shares in an aggregated volume of EUR 20,080.50

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Managers’ transactions
Date	Title	Description
25 April 2025	Acquisition of P7 Shares	Person subject to notification: Leopoldo Maria Attolico Notification of acquisition of P7 shares in an aggregated volume of EUR 20,080.50
28 March 2025	Acquisition of P7 Shares	Person subject to notification: Martin Mildner Notification of acquisition of P7 shares in an aggregated volume of EUR 5,900.00
28 March 2025	Acquisition of P7 Shares	Person subject to notification: Martin Mildner Notification of acquisition of P7 shares in an aggregated volume of EUR 25,278.27
20 January 2025	Acquisition of P7 Shares	Person subject to notification: Katharina Behrends Notification of acquisition of P7 shares in an aggregated volume of EUR 23,118.56

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Managers’ transactions
Date	Title	Description
20 January 2025	Acquisition of P7 Shares	Person subject to notification: Prof. Dr. Cai-Nicolas Ziegler Notification of acquisition of P7 shares in an aggregated volume of EUR 33,110.25
6 December 2024	Acquisition of P7 Shares	Person subject to notification: Simone Scettri Notification of acquisition of P7 shares in an aggregated volume of EUR 9,172.00
22 November 2024	Acquisition of P7 Shares	Person subject to notification: Dr. Katrin Burkhardt Notification of acquisition of P7 shares in an aggregated volume of EUR 25,387.00
15 November 2024	Acquisition of P7 Shares	Person subject to notification: Markus Breitenecker Notification of acquisition of P7 shares in an aggregated volume of EUR 216,783.20

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Managers’ transactions
Date	Title	Description
8 October 2024	Acquisition of P7 Shares	Person subject to notification: Simone Scettri Notification of acquisition of P7 shares in an aggregated volume of EUR 11,660.00
17 June 2024	Acquisition of P7 Shares	Person subject to notification: Markus Breitenecker Notification of acquisition of P7 shares in an aggregated volume of EUR 299,811.00
17 June 2024	Acquisition of P7 Shares	Person subject to notification: Markus Breitenecker Notification of acquisition of P7 shares in an aggregated volume of EUR 12,970.00
29 May 2024	Acquisition of P7 Shares	Person subject to notification: Klára Brachtlová Notification of acquisition of P7 shares in an aggregated volume of EUR 21,600.00
23 May 2024	Acquisition of P7 Shares	Person subject to notification: Markus Breitenecker Notification of acquisition of P7 shares in an aggregated volume of EUR 239,802.57
21 May 2024	Acquisition of P7 Shares	Person subject to notification: Hubertus M. Habets Notification of acquisition of P7 shares in an aggregated volume of EUR 302,000.00

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3.	DESCRIPTION OF THE TRANSACTION

3.1.	Purpose and Objectives of the Transaction

3.1.1.	Purpose of the Transaction for the Bidder and its shareholders

Over the last few years, the Bidder has progressively increased its stake in P7 and has decided to further increase its ownership level in P7 by way of voluntary public takeover offer according to German takeover law.

In order to meet the requirements under German takeover law, the Offer applies to all P7 Shares not already held by the Bidder and the Bidder will therefore acquire all P7 Shares that will be tendered into the Offer, even though the Bidder's current objective is not to acquire all or the majority of the P7 Shares. In light of this, the Bidder does not intend the Offer to have a material effect on P7’s free float or stock exchange listing.

The Bidder regards its stake in P7 as long-term investment and commitment to P7 with a view to contribute more actively to accelerate the execution of the present strategy of P7 of “focalization on core business” and to the development of P7’s strategic direction in the future. P7 Group is as a major entertainment player in the German-speaking region active in three business segments, comprising (i) Entertainment (core business), (ii) Dating & Video as well as (iii) Commerce & Ventures (both (ii) and (iii) being considered by the Company non-core activities). Each of the segments is unrelated to the others and faces very specific challenges and requires accordingly different bespoke strategies. Currently, the highly competitive market environment for the Entertainment business is posing particularly serious challenges for this specific segment that are calling for swift decisions and strategic actions.

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Through the Offer, the Bidder intends to support and accelerate the implementation of P7’s current strategy which foresees the focus on the core business (Entertainment) as main priority and the deleverage through the disposal of the non-core activities (Dating & Video, Commerce & Ventures).

At the same time, the aim of the Bidder is to evaluate possible forms of cooperation with P7 and to offer its core expertise in the Entertainment sector to assist the Supervisory Board and the Management Board in addressing the industrial challenges it faces as well as exploiting the opportunities arising from the ongoing changes in the industry. Potential forms of collaboration may include, for example the joint development and/or adoption of the streaming platform and cooperative efforts in building and sharing the AdTech stack. As a strong industrial and reliable partner, the Bidder is committed to provide, if requested, industrial expertise and financial support to P7. That would result in long term value creation for all P7 Shareholders. Moreover, the Bidder intends to support P7 in the ongoing intended disposal of the non-core assets, including potential monetization and value creation opportunities.

The Management Board and Supervisory Board of P7 have not negotiated this Offer with the Bidder and the Bidder has not been granted access by P7 to documents regarding P7 Group's legal, financial and operational situation in connection with the evaluation of this Offer. Against this background, since the Bidder's objective is not to acquire all or a qualified majority of the P7 Shares and, based on publicly accessible sources of information (e.g., published financial reports and press releases of P7), the Bidder does not expect any integration of P7 into its group as a result of the Offer. Therefore, the Bidder does not expect any synergies arising from the Offer.

With this clear long-term value creation objectives and depending on the results of the Offer, the Bidder reserves to make use of the increased flexibility to acquire more P7 shares following completion of the Offer.

With regard to the further background and further economic interests in connection with the Offer, see also section 9 of the Offer Document, in particular with regard to the Bidder’s intentions set out in section 9.1 of the Offer Document concerning the future business activities, assets and future obligations of P7.

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3.1.2.	Purpose of the Transaction and Anticipated Benefits for the Target

In the Bidder’s view, a reason for the continued negative trajectory of P7’s stock price lies in the combination within the group of unrelated business lines with no synergies among them, limiting P7’s ability to invest to restore growth and create value in its core Entertainment activities, while also limiting the potential of the non-core activities (Dating & Video, Commerce & Ventures).

The Bidder therefore intends to support the Supervisory Board and the Management Board to progress and accelerate its ongoing review of P7’s business portfolio, with the objective to simplify and refocus P7’s business for the benefit of P7, its shareholders, employees, customers and other stakeholders.

More specifically, the Bidder intends to intensify the constructive dialogue with P7's Supervisory Board to unlock the maximum possible value from all the activities in the current P7’s business portfolio. Depending on the stake held by the Bidder in P7 after the settlement of the Offer, or at any future date, and depending on the economic situation and the legal framework at that point in time, this includes assisting the Supervisory Board and the Management Board in disposing or reallocating of P7’s non-core businesses, including separation of the relevant business segments and realization of their intrinsic value, as well as the potential integration of such segments into strong third-party partners' portfolios.

The Bidder intends to provide P7, if needed, with certain financial back-up lines for refinancing any debt, including credit agreements and promissory note loans becoming due or terminated, in case of change of control should the Bidder acquire more than 50% of the voting rights pertaining to P7 Shares as a result of the Offer, in which lenders are entitled to terminate their participation in the facilities and to demand repayment of outstanding amounts within a certain period after the change of control takes place. For this reason, the Bidder has obtained unsecured credit lines with primary international banks in an amount of EUR 2.1 billion for the benefit of P7 as borrower which can be utilized to refinance the existing facilities of P7 in case required to a change of control as set out above.

The Bidder does not intend to propose any change of the current dividend policy, which complies with the investment needs of P7 and the refinancing of the existing debt facilities at maturity.

Beyond the above intentions, the Bidder does not intend to take any other actions regarding the future business operations, the appropriation of assets, or future obligations of P7.

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3.2.	Conditions of the Transaction

3.2.1.	Procedures and Terms of the Transaction

The Offer, as to form and content, and all rights and obligations of the Bidder and the P7 Shareholders who accept the offer will be governed by German law. The relevant German courts, as further specified by German civil procedural law, have jurisdiction for any action or other legal proceedings arising out of or in connection with the Offer.

Additional information regarding the Offer and particularly, the information required by Article 6 (3) of Directive 2004/25/EC, is provided in the Offer Document.

3.2.2.	Conditions

The Offer is subject to the conditions which are set out in section 12.1 of the Offer Document.

3.2.3.	Penalties

There are no agreements determining the payment of any amount if the Offer is not completed.

3.2.4.	Authorizations

In addition to the approval of the Offer Document by BaFin, the Offer is subject to the authorizations that are described in section 11 of the Offer Document.

3.2.5.	Financing Structure of the Transaction

For information with respect to the financing of the Offer, see section 14 of the Offer Document.

3.2.6.	Timetable of the Transaction

For information purposes only, a tentative timetable for the Offer, which may be subject to changes, is set out below:

Dates	Milestone
26 March 2025	Announcement of the Offer and convocation of EGM MFE
23 April 2025	Filing of Offer Document with BaFin

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Dates	Milestone
7 May 2025	EGM MFE
8 May 2025	BaFin Approval and Publication of Offer Document
Commencement of Acceptance Period
22 May 2025	Publication of P7 (Joint) Reasoned Statement by Management Board / Supervisory Board (latest)
6 June 2025	Expiration of Acceptance Period
12 June 2025	First Results Publication (Acceptance Period)
13 June 2025	Commencement of Additional Acceptance Period
26 June 2025	Expiration of Additional Acceptance Period
1 July 2025	Final Results Publication
11 July 2025	Settlement of the Offer subject to the Offer Condition being fulfilled prior to the expiration of the Acceptance Period

3.3.	Risk Factors relating to the Transaction

This section contains a description of the material risks that are specific to the Transaction. The risk factors described below may have an adverse effect on the Offer and on the share price of the Bidder, and the shareholders and investors could lose all or part of their investment.

Substantial future sales of MFE Shares A after admission, or the perception that such sales could occur, could affect their market price.

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Those shareholders of P7, who have received MFE Shares A in the context of the Offer, which will not be subject to restrictions on transferability, may elect to make substantial sales of their MFE Shares A. This could cause the market price of the MFE Shares A to decline. Sales of a substantial number of MFE Shares A in the public market following admission of the new MFE Shares A, or the perception that such sales could occur, could adversely affect the market price of the Bidder’s shares and particularly, could adversely affect the market price of MFE Shares A.

A delay in the admission to listing and trading of the new MFE Shares A to be issued in the context of the Offer Capital Increase would affect their liquidity and difficult their sale until their admission to listing and trading

It is expected that the new MFE Shares A to be issued in the context of the Offer Capital Increase will be admitted to listing and trading on Euronext Milan simultaneously with the execution of the Offer Capital Increase. In this regard, it should be noted that the admission may in practice be delayed normally by up to two trading days. Any such delay in the admission to trading of the new MFE Shares A would affect their liquidity and make their sale on Euronext Milan difficult until they are admitted to listing and trading.

3.4.	Conflict of Interest

On the date of this Exemption Document, the Bidder is not aware of any conflict of interest that the Bidder, the Target and any of its shareholders may have in respect of the Offer. It shall however be noted that, on the date of this Exemption Document, Katharina Behrends is representing the Bidder in the Supervisory Board of P7.

Additional information regarding the Offer and particularly, the members of the MFE Board of Directors of the Bidder and the members of the Management Board and the Supervisory Board of the Target, is provided in the Offer Document.

3.5.	Consideration for the Offer

The purpose of the Offer Capital Increase is to issue new MFE Shares A for transfer to P7 Shareholders that will tender their P7 Shares to the Bidder under the Offer.

The Bidder offers as Cash Component EUR 4.48 in cash and as Share Component 0.4 MFE Offer Shares (i.e., newly issued MFE Shares A that will be transferred to the P7 Shareholders as part of the consideration) per P7 Share (see for a detailed description section 3 and section 4 of the Offer Document).

The Offer is not subject to any contingent consideration agreed on the context of the Offer.

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For information regarding valuation methods and the assumptions employed to determine the consideration offered for each equity security or class of equity securities, and in particular regarding the exchange ratio, see section 10 and in particular sections 10.3 and 10.4 of the Offer Document.

No valuation report has been used to determine the Offer Consideration.

4.	EQUITY SECURITIES OFFERED TO THE PUBLIC OR ADMITTED TO TRADING ON A REGULATED MARKET FOR THE PURPOSE OF THE TRANSACTION

4.1.	Risk Factors relating to offered MFE Shares A

This section contains a description of the material risks in relation to the MFE Shares A of the Bidder to be allocated to P7 Shareholders as the consideration for the Offer. The most material risk factors in the assessment of the Bidder, taking into account the negative impact on the Bidder and the probability of their occurrence, are mentioned first in the relevant category.

Prospective investors should consider carefully the risks and uncertainties described below. The price of the MFE Shares A could decline and an investor might lose part or all of its investment upon the occurrence of any such event.

All of these risk factors and events may or may not occur. The Bidder may face a number of the risks described below simultaneously and one or more of the risks described below may be interdependent.

4.1.1.	Risk factors in respect of the operations of the Bidder

External and sector risks

Risks connected to international geopolitical developments and the economy

The core business of the MFE Group depends to a large extent on the performance of advertising investments, which are structurally cyclical and very closely related - albeit with differences between the various product sectors - to the general performance of the economy and the growth of end markets, where customer companies operate. Although the correlation between macroeconomic trends (GDP and private consumption) and advertising investment is inherently predictable over the long term, in recent years there has been a lower correlation between these trends.

Trends in advertising investment have nonetheless been negatively affected in recent years by economic recession or other economic weaknesses in both of the MFE Group’s key geographic markets. Nevertheless, the traditional trend for advertising investment to be concentrated in times of crisis on general interest television, guaranteeing greater visibility on the mass market, has historically allowed the MFE Group to consolidate its respective market shares, both in Italy and in Spain, even against such a backdrop.

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Amid the continued heightened geopolitical instability triggered by the ongoing conflict in Ukraine and the military escalation in the Middle East, the global economy continued to perform poorly in 2024, despite the marked reversal in the monetary policy of the FED and the ECB which followed the tightening of monetary policy over the previous two years that was necessary to counter the surge in inflation that followed the destabilisation of raw materials markets. This destabilisation had been particularly pronounced in the energy and food markets, with energy costs becoming highly volatile following the tough sanctions imposed on Russia upon the outset of the conflict in Ukraine.

The MFE Group is not directly exposed in terms of the location of its operations, its financial and equity assets, and its revenues and costs with counterparties residing in the countries involved in the conflict. Given the nature of its business, it may be indirectly exposed to exogenous impacts related to the economy’s development, in particular to trends in private consumption. These factors in turn influence trends in the advertising spending of clients and in commodities sectors which, in turn, are directly exposed within the global raw materials market and in interconnected markets in terms of international supply chains.

Amid this challenging global landscape, the national economies in Italy and Spain continued to hold up exceptionally well in 2024, recording moderate growth at odds with other Eurozone countries and gradually managing to stem the upward trend in energy prices.

The protectionist measures announced by the new US administration upon taking office at the beginning of 2025 could, at the time of publication, constitute an additional factor of gradual destabilisation, in particular for the economies of some European countries and sectors that structurally rely on exports.

Nevertheless, by undergoing a broad, structural diversification of its customer portfolio, the MFE Group is capable of facing and limiting the impact of that risk. In general, given its proven market leadership in terms of advertising share and editorial results in its reference markets, combined with its strong focus (especially in Italy) on cost efficiencies and free cash flow, the MFE Group has consolidated its medium-term financial solidity in recent years, laying the foundations for an uptick in profitability through greater efficiency and dynamism should market conditions grow more stable.

Risks connected to the development of the media & communications market

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Technological changes, audience fragmentation and the increase in competition

The traditional broadcaster models are now constantly exposed to the process of enlargement of the traditional competitive scenario, mainly driven by the technological progress. The advent of innovative new distribution platforms gradually modified the way consumers approach media, guiding them towards more customised, less standardised models with services, content and advertising that responds to the demands of technologically involved viewers and increasingly demanding, sophisticated investors.

The main market trends that represent new competitive forces may be summarised as follows:

•	Technological progress has steadily changed methods of usage of content, towards more interactive/on demand media, which specifically favour the migration of younger members of the public towards more “customised” forms; This process is expected to take root in the coming years with the process established in Italy to transition to the new DVB-T2 transmission technology, which will involve the progressive replacement of the current fleet of televisions with internet-connectable smart TVs.

•	Demand for entertainment content continues to record rates of growth, both in traditional media and on new platforms.

•	For the general commercial television sector, the convergence of broadcasting platforms is, on the one hand, creating growth opportunities (multi-channel offers and Pay TV) but, on the other hand, is posing potential threats such as audience fragmentation and an increase in the total overall number of available platforms for accessing television content (satellite, internet, mobile, etc.), resulting in greater complexity in the competitive environment.

•	The multiplication of broadcasting platforms is increasing the value of broadcasting content and strengthening the competitive advantage of “traditional” operators who have the know-how for the conception, development and packaging of content and the building of programme schedules.

•	The absence of technological barriers and the increased penetration of connected Smart TVs are increasing the risk of traditional broadcasters being bypassed by groups that own original content and formats, or by Internet operators, some of whom are beginning to move towards purchasing content on the market in an attempt to replicate the competitive supply models of rival broadcasters, in some cases by adopting hybrid offerings featuring both a pay subscription or pay-per-view component and a freeview component funded by advertising.

•	In Spain, the competitive outlook is becoming increasingly fragmented, even though the television market continues to be consolidated around the two main private hubs, consisting of Grupo Audiovisual Mediaset España and Atresmedia.

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The situation described above could result in the risk of less interest in the free-to-air generalist television by the TV viewing public, part of which has been made more sophisticated and demanding by new communication media and, consequently, there may be the risk for the MFE Group of not adequately covering opportunities resulting from new emerging businesses. Mediaset’s strategic approach to the principal risk of these competitive dynamics is to consolidate its current model of aggregator and multiplatform distributor, which is the best way for the MFE Group to face the challenges of the market and the evolving consumer models by defining an integrated editorial system in which the various components (free generalist, free multichannel, free/pay non-linear and web, radio) have a position that is coherent with the market, and structuring business mechanisms that can guarantee effective coordination in operational terms, and also in terms of the production/purchasing strategies for content and sales and a distinctive editorial model in terms of OTT services, which is heavily based on the availability of local and loyalty-building content (news, entertainment and scripted content). This approach will maintain for both the general-interest and special interest channels which are most important for free-to-air, control over the more concentrated audience and also, using the model mainly based on OTT television, control over the more diversified audience. The MFE Group is drawing on highly-trained personnel with consolidated experience in various areas of the free TV business. In recent years it has also acquired new professional roles to strengthen its internal know-how in the areas of innovation and development.

In implementing this strategy, Mediaset has a competitive advantage, in terms of its long established culture in the general life interest TV business and its unique know-how as a general broadcaster which was the first to develop innovative models (prepaid pay-per-view model). Currently, the MFE Group has an innovative offering of on-demand content transmitted through the Mediaset-Infinity platform. During 2025, MFE is set to fully converge its Italian and Spanish OTT product as part of a new “Single OTT” project, which in 2025 will enable cost synergies and a unique digital user experience across the verious markets in which the MFE Group operates.

Coverage of the content market

A further element that characterises the evolution of the media & communications sector is the growing value of the content.

In Italy, the MFE Group, through its subsidiary RTI SpA owns the biggest Italian library of television broadcasting rights and one of the biggest in Europe, thanks to long-term agreements with the leading American major studios and distributors and independent American and European producers (TV movies, soap operas, miniseries and TV serials), which ensure coverage of the needs of the MFE Group’s Free TV and Pay TV businesses.

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It Italy, the MFE Group offers the best national movie and TV productions both through its subsidiary Medusa Film (a market leader in film production and distribution) and the library of original movies and TV series produced Taodue (a company merged into RTI SpA in 2023). In Spain, content (drama, cinema, sporting events and digital formats) is produced and marketed to third parties by Mediterraneo and its subsidiaries and by Tele5 Cinema, the company responsible for managing the investment and distribution of domestic and European film productions in a manner consistent with to applicable rules and regulations and which, in recent years, has forged a position of market leadership by selecting, financing and distributing highly successful titles. The MFE Group in Italy also holds exclusive free-to-air broadcasting rights on generalist networks to the Coppa Italia and the Italian Super Cup for this and the next two seasons.

Risks connected to the development of the advertising market

TV advertising receipts are still the MFE Group’s main source of revenue although in recent years it has diverted by into additional income streams consisting of non-linear pay streaming, establishing a presence in complementary businesses such as the sale of multiplatform content, teleshopping and film distribution.

In the current general and industry sector environment, advertising sales are subject to shorter economic cycles and to the evolution of the markets where its customers operate and are structurally impacted by the expansion of the competitive environment due to continuous technological progress. This, in turn, generates structural processes of fragmentation and diversification in the consumption of products and multi-platform audio-visual media.

In this scenario, the data on total television viewing in Italy - with the exception of the lockdown peak of 2020 - show an essentially stable trend in television consumption. However, this growth is spread across a greater variety and number of channels, which has accompanied the increase in recent years in the penetration of the digital terrestrial platform, resulting in the steady and natural erosion of the television viewing share held by the historical and generalist TV channels.

The general-interest free to air TV model will still be the main channel through which a high number of contacts can be made over the next few years. However, in the current scenario, the attraction of and hence competition among, semi-generalist channels with a greater ability to profile specific targets, has also increased.

For this reason, the MFE Group’s current commercial strategy is focusing on maintaining and consolidating the overall audience shares provided through its editorial offer as a whole, by leveraging the stability and broad coverage of all commercially relevant targets also in terms of its complete free-to-air generalist offering, as well as leveraging the integrated multiplatform cross-media offer which is unique in Italy.

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This strategy is pursued both in Italy and in Spain, where the MFE Group operates with its own exclusive internal advertising sales houses Publitalia ‘80 (adverting sales on television media), Digitalia (MFE Group and third-party radio advertising revenues as well as DAZN’s Serie A and Europa League advertising revenues), Mediamond (websites and DOOH) and Publiespaña. Over the years, these firms have consolidated their market leadership, by developing operational and management models able to rapidly respond to the changing needs of advertising investors and market developments, by attracting new investors, and by developing commercial policies designed to maximise the television broadcaster’s ability to segment the most commercially attractive targets and to optimise the positioning of advertising slots within programme schedules.

Leveraging this know-how, the MFE Group – through its internal advertising sales houses – aims to focus on cross-media sales, leveraging advertising sales on television, online and radio with unrivalled coverage across the national scene.

Furthermore, thanks to the skills acquired and gained in recent years, the MFE Group's concessionaires are now at the cutting edge in marketing new and innovative targeted advertising methods (Ad-Tech, addressable, programmatic). This segment is expected to grow rapidly over the next few years, characterised by a growing prevalence of connected TVs and the rollout of new metrics for measuring total audience.

Risks related to regulatory changes

The MFE Group operates in various business areas characterised by a complex system of rules and regulations. Any breach of these rules and regulations therefore constitutes a risk factor for its core business and a possible source of financial (application of administrative sanctions), image and reputational damage.

Serious and repeated breaches of these rules can lead to operational suspensions or, in more serious cases of non-compliance with the orders and warnings of the competent authorities, the revocation of licenses to provide audiovisual media services. In Italy, a license to operate as a network operator on terrestrial frequencies can also be limited or revoked by the Ministry or by the Authority.

In a competitive environment that has steadily broadened out to encompass global web operators (in particular, video sharing platforms), a central regulatory theme for television broadcasters is the need to limit the current regulatory asymmetry between the television sector and new services, in particular services available online, in particular to limit the current dominant positions of those operators.

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Indeed, in this modified environment, it is becoming increasingly difficult for a national generalist broadcaster to maintain a primary role in content creation and distribution. As such, it is imperative to safeguard the social and culture role played by audiovisual media services in protecting pluralism and the rights of users, including children.

Digital terrestrial television and free linear services – in particular generalist services – provided over DTT by far represent the preferred source of news and entertainment for the majority of the population.

Therefore, while regulation must look to promote rather hinder technological innovation (e.g. in terms of the significant cross-media developments made possible by the increased technical and editorial integration between media that in the past were kept separate, such as TV and radio), it is also imperative for new services to respect overarching principles and users’ rights, and to safeguard DTT’s specific role (and that of its related linear services) as a free and universal platform. To this end, it must be ensured that competition is conducted fairly and with equal conditions for all, for instance by not allowing any abuse of technological power that would hinder access to public-interest services and that could have harmful consequences on pluralism.

In this context, the most significant regulatory events during the year are listed below.

Amendment to the Consolidated Law on Audiovisual Media Services

Italian Legislative Decree 50/2024 of 25 March 2024 (published in the Official Gazette No. 90 of 17 April 2024) supplements and amends the Consolidated Law on Audiovisual Media Services, in particular regarding quotas for programming and investment in European works. With regard to linear services, the mandatory quota for investment in Italian film productions has decreased from 3.5% to 3% of net annual income.

Prominence

By resolution of 25 January 2023, Agcom ordered a public consultation to be launched concerning the rules and guidelines for ensuring the prominence of general-interest audiovisual and radio media broadcasting services and the accessibility of the automatic numbering system for digital terrestrial television channels in accordance with paragraphs (1), (2) and (7) of Article 29 of the Consolidated Law on Audiovisual Media Services.

Prominence refers to the prioritisation, placing in evidence and better accessibility of the services and content produced by entities the Authority defines as “general interest” (i.e. digital terrestrial audiovisual media services with a duty to be informative). This principle must be complied with in all areas pertaining to enjoyment, channel guides, searching, recommendations and display such to enable users to navigate, discover and access general interest services.

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After setting up a technical roundtable to define the icon for accessing DTT channels, Agcom defined this icon on 19 July 2024 (Resolution 259/24/CONS) and ruled that it must be:

•	displayed on the home screen of all devices capable of receiving content transmitted over the platform;

•	no smaller than other icons or frames displayed in the same part of the screen;

•	identical on all devices and user interfaces, making sure that it is clear and immediately visible.

The regulations will come into force 12 months after completion of the work of the Technical Roundtable set up under the DTT Regulation (work completed on 7 June 2024) and will apply to all user interfaces and devices capable of receiving DTT signals, including those already on the market which remain in production.

On 15 October 2024 (Resolution 390/24/CONS), Agcom adopted Guidelines on the Prominence of Audiovisual and Radio Media Services of General Interest.

The guidelines determine that the following are services of general interest that must be sufficiently displayed on the device home screen:

•	audiovisual and radio media services broadcast free-to-air by the public service concessionaire on digital terrestrial television (DVB-T and DAB+), on satellite and online;

•	nationwide commercial audiovisual and radio media services broadcast free-to-air on digital terrestrial television (DVB-T and DAB+), on satellite and online, where programming is of a generalist or semi-generalist nature or falls within the “news” (must have a registered newspaper), “children” or “culture” genre;

•	local commercial audiovisual and radio media services broadcast free-to-air on digital terrestrial television (DVB-T and DAB+), which must have a registered newspaper.

The measures will apply to the following entities:

•	manufacturers of devices capable of receiving audiovisual and radio signals such as smart televisions, terrestrial and satellite TV decoders, smartphones, tablets, personal computers, dongles, consoles and similar devices on which interfaces are installed which enable the user to enhoy services of general interest, including in-car devices such as car radios and infotainment systems;

•	entities that decide how services are presented on user interfaces;

•	audiovisual and radio media service providers.

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Samsung, Google and Anitec (industry association) have challenged the Guidelines in an application to the Regional Administrative Court of the Lazio region (N.r.g. 13729/2024, 13736/2024).

Since MFE Group could be seriously harmed by the total or partial cancellation of the Resolution, Mediaset has joined the proceedings as intervener for the defence (albeit no injunction has been granted). A hearing has been set for 11 June 2025.

Agcom announced on 29 October that it was setting up a Permanent Technical Roundtable with the aim of implementing its resolution. The MFE Group is taking part in the work of this Roundtable both with regards to radio and in terms of agreeing regulation for DVB-I, a new terrestrial technology which MFE Group considers important in terms of its content distribution.

On 13 December 2024, the MFE Group submitted a request for Agcom to include certain services from our offering on the list of services of general interest.

Frequencies – DVB-T2 Roadmap

The roadmap in Italy for transition to DVB-T2 must is yet to be defined, since the installed stock of T2 televisions is still limited. The last Roadmap Decree has yet to be amended. The Rai Services Agreement contains an obligation for Rai to broadcast on a DVB-T2 mux. The start date was originally set at 10 January 2024, but was later postponed to September 2024.

On 28 August 2024, Rai complied with the obligation by switching off a T MUX, causing a notable reduction in viewership on three channels: Rai Scuola, Rai Cultura and Rai Radio 2 Visual, broadcast over T2.

The transition of Rai’s Mux B to T2 also resulted in lower ratings on other thematic channels (mainly Rai channels), as well as giving rise to serious issues with automatic retuning in various parts of Italy.

European works

In keeping with its decades-long tradition, the MFE Group continues to offer Italian viewers free-to-air programming that features a broad and substantial range of European and Italian audiovisual productions across all genres.

Specifically, based on the latest data reported to the Authority, the MFE Group, as part of its linear services, broadcasts around 91,000 hours of European productions, of which 54,710 were Italian original works. More than 44,826 hours of child-suitable content were broadcast, including 26,496 hours of dedicated children’s programming.

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As regards investment quotas, the MFE Group has invested more than EUR 211 million in European independent productions, of which EUR 187 million in recent Italian independent productions.

Approximately EUR 41 million have been invested in Italian original film productions, of which EUR 38 million in productions during the past five years. this is in addition to the EUR 56 million invested in Italian drama series.

The amounts invested are significant, especially taking into account the changing trends in audiovisual content viewership and the ongoing crisis in movie theatres. In addition, the current system of tax credits only being granted to independent production companies gives those an unfair advantage over audiovisual media service providers and non-independent production companies.

Here too, Agcom – which is responsible for supervising compliance with obligations concerning European production works – in its recent reporting to the Government, noted the complexity and onerousness of the system and issued a detailed call for a rethink of the system of European quotas and sub-quotas so as to provide greater simplification, flexibility and transparency.

On 29 October 2024 (Resolution 412/24/CONS), Agcom launched a public consultation on regulatory changes in matters of mandatory programming and investment in European works and independent productions as referred to in Resolution 424/22/CONS, in light of the amendments to the Consolidated Law on Audiovisual Media Services (Decree 50/2024).

In particular, the public consultation was announced in light of the amendments made to articles 52 to 58 of the Consolidated Law, which aim to simplify the quota and sub-quota system for European works and independent productions, and in view that articles 54(1) and 55(2)(b) of the Consolidated Law require the Authority to set out (through its own regulations) the eligible cost items for the purpose of complying with the European works and independent productions investment requirements.

The MFE Group contribution to the public consultation process, MFE Group underlined the need for the changes to the quota and sub-quota system for European works and independent productions to be aimed as far as possible at simplifying the system and making it more flexible. The MFE Group also called for the expenditures incurred in promoting and distributing works to be reintroduced among quota-eligible cost items, at the very least in cases where the agreements relating to those expenditures provide for mechanisms to remunerate the production company (as previously envisaged by the prior regulation contained in Annex B to Regulation 24/19/CONS).

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A specific request was also made, that Italian editing costs and the costs of adapting works not originally in the Italian language – i.e. translation, localisation and dubbing costs – be reincluded among the eligible cost items for investment purposes.

Risks related to the implementation of strategies and the main operating processes

Risks related to business interruption

For an integrated television group as the MFE Group, the risk of business interruption mainly refers to the following:

•	Risk that the network infrastructure is not adequate to ensure service levels in terms of availability;

•	Risk of a partial local area coverage failure due to the international coordination in transition to the digital technology;

•	Risk of a partial local area coverage failure due to the assignment of part of the frequencies currently used for broadcasting, to other services.

The latter two risks have been considerably reduced by the resolutions adopted at the recent WRC-23, (World Radio Communications Conferences).

Elettronica Industriale SpA, an MFE Group company, owns the transmitters for transmission and broadcasting and the rights to use the frequencies. The transmitters are attached to approximately 1,350 technological towers available to El Towers SpA, in which MFE holds a 40% shareholding, under a framework agreement between the two companies that was renewed for seven years from 1 July 2018. All transmitters are adequate for DVB-T2 broadcasts, even though they are still broadcasting on DVB-T. The towers of EI Towers SpA cover 96% of the Italian population.

The Company has been granted a network operating license for 3 digital multiplexes on terrestrial frequencies, through its subsidiary Elettronica Industriale.

To reduce the first risk type, signal transmission and broadcasting systems have been put in place which meet the high availability criteria by using equipment that ensures a high level of reliability (high availability or fault tolerance systems). In addition, the main signal distribution systems are equipped with backup systems. To reduce the first risk type, signal transmission and broadcasting systems have been put in place which meet the high availability criteria by using equipment that ensures a high level of reliability (high availability or fault tolerance systems).

Results in quality and availability terms are constantly monitored by dedicated monitoring centres.

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The second of the risk types mentioned above concerns the need to coordinate the transmission facilities operating in Italy with those operating in neighbouring countries. This coordination could enforce coverage area restrictions, particularly for facilities located in border zones. To reduce this risk, antennae will have to be made capable of concentrating the signal as far as possible within the areas served, thus limiting its diffusion in protected areas. EI Towers is backed by more than 30 years’ experience conducting ever-more-advanced research into antennae which help reduce the risk of coverage loss. MFE, through its subsidiary Elettronica Industriale, also played a key role in the digital switchover that was completed in 2012, having made investments in digital broadcasting infrastructure (multiplexes) from 2003 onwards. This long-held experience in managing digital networks has enabled Elettronica Industriale to take full advantage of SFN technology while simultaneously mitigating its problem issues.

The analogue switch off was planned and carried out gradually in Italy between 2008 and 2012 in Italy with a region-by-region digital switchover.

Financial risks

Throughout 2024, work continued to optimise the MFE Group’s existing lines of credit with a view to putting in place a debt structure conducive to the MFE Group’s cash flow. Actions included the early repayment of EUR 140 million in term loans and the renewal of EUR 50 million in revolving credit facilities in order to maintain sufficient access to committed lines.

At 31 December 2024, committed lines at a consolidated level stood at EUR 993 million, of which EUR 300 million available.

In accordance with the MFE Group’s policy on liquidity, the average financial exposure in 2024 did not exceed 80% of the total average amount provided by lenders.

The presence of variable rate debt and the acquisition of television and movie broadcasting rights in currencies other than the euro (mainly the US dollar) clearly exposes the MFE Group to risks related to fluctuations in interest and exchange rates. In accordance with its financial risk management policies, the MFE Group, through derivative contracts entered into with third parties, has adopted a management approach for such risks aimed at eliminating the effect of the exchange rate fluctuations by establishing in advance the value at which such rights will be recognised once acquired, and setting or limiting the free cash flow differences due to market changes in interest rates on medium/long-term debt.

The MFE Group also continued to operate with the aim of further enhancing its financial soundness in terms of its the structure, composition and counterparty diversification of its debt, its committed loan-to-value ratio, the extension of average maturity dates and the optimisation of low-cost conditions, and its availability to credit facilities in respect of average utilisation. In accordance with the Liquidity Risk Policy adopted by MFE, average consolidated financial exposure must not exceed 80% of all agreed credit facilities, with at least 20% of credit facilities remaining available at all times. On average during the year 2024, 53.8% of the MFE total credit facilities were available and unutilised.

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As at the reporting date, the economic and financial ratios underlying the existing financial covenants in place for the main credit facilities entered into by the MFE Group, which are monitored on a half-year basis, were markedly below the maximum allowable limits. Based on the evidence and elements currently available, it is reasonable to expect that these parameters will also be satisfied during the next 12 months.

Risks concerning unprotected intellectual property rights to content

The oversight of risks connected with control of the content market also means a greater focus on content produced on markets that are constantly monitored to seek innovative content and through the continuous effort made by the MFE Group in conjunction with other international players and competent bodies to safeguard the industrial model of broadcasters, ensuring protection of copyright on the web. In recent years, MFE has brought a series of legal actions, in particular against OTT operators, following repeated violations whereby thousands of copyrighted videos have been uploaded onto the websites of these operators without authorisation and has achieved significant court rulings in which some portals were sentenced to compensate MFE for these violations, with significant penalties now in place for any future uploads of MFE material without authorisation.

Risks connected with the management of legal disputes

Due to the nature of its business, the MFE Group is subject to the risk of legal litigation in the performance of its activities. In view of current obligations relating to past events of a legal or contractual nature or deriving from statements or actions taken by the company that could give rise to well-founded expectations by third parties that the company is responsible for or has to accept responsibility regarding the fulfilment of an obligation, the MFE Group has made appropriate allocations to risk provisions, recognised under liabilities in the MFE Group’s financial statements.

ESG risks

ESG risks are also included, according to their significance as expressed in the MFE Group's Materiality Matrix, in the MFE Group's strategic risk assessment model, which is structurally focused on the external and internal risk factors directly related to its business model and the guidelines defined by the Board of Directors. ESG risk areas are also included, in line with their importance as expressed in the MFE Group's Double Materiality analysis. This assessment involves identification of material risk/opportunity factors for each of the ESG areas.

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Each risk profile is assessed by taking into account: the general background context (also for benchmarking against leading operators in the TMT sector); the monitoring of the MFE Group's main initiatives and projects in these areas; and the main feedback from key stakeholders.

An assessment was carried out during the annual update process, which highlighted that the controls put in place by the MFE Group were generally adequate. This conclusion was based on the prevalence of active and positive approaches to ESG issues, which are in line with its core values and instrumental to pursuing its business objectives. Particular focus and consolidation was dedicated to the development initiatives in the area of Human Resources (training, equal opportunities, welfare, health and safety) and the monitoring of the overall broadcasting offering. These initiatives were also in response to the greater sensitivity of end users and advertising investors to ESG issues and involved consolidating projects and initiatives aimed at optimising consumption and reducing direct emissions.

As part of the risk map periodically monitored and assessed by management, ESG - Environmental, Social and Governance factors are primarily identified and included in the Governance and Compliance risk category. The MFE Group’s substantive and precautionary stance towards this risk category is one of total risk aversion, having in place appropriate organisational tools and adequate internal and external skills to manage and mitigate those risks. Typical governance risks, such as the risk of legislative and regulatory non-compliance, the inadequate conferral of powers and proxies, and inappropriate remuneration policies, are mitigated by implementing a consolidated corporate governance system, which applies the provisions of the Italian “Codice di Autodisciplina” (the statutory corporate governance code applicable to listed companies) as well as national and international best practice and the relevant regulatory provisions.

In terms of the corporate environmental responsibility profiles underlying the management's conduct, ESG factors also refer to the benchmarking criteria adopted in managing the main administrative and operational processes, in particular in assessing investment projects and technical innovation initiatives, in the defining and planning the MFE Group's overall editorial output and social media campaigns (particularly in view of the heightened sensibility of end users and advertising investors to ESG issues), and in managing and making policies for human resources development and enhancement, which is a strategic core factor for the MFE Group.

At present, the impact of climate change on and by the MFE Group, both directly and indirectly, is not critical. Assessments of the climate change risks facing the MFE Group in the coming years are updated annually with a view to how these might compromise its business continuity. At present, these risks are not of a material nature in the medium term due to the physical disaster recovery solutions already in place.

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The MFE Group also carefully complies with and monitors developments in climate change regulations, with particular reference to the recommendations set forth by the European Commission (Communication 2019/C 209/01 “Guidelines on non-financial reporting: Supplement on reporting climate-related information") and the European Commission’s recent adoption of the Media and Audiovisual Action Plan (MAAP) – a plan for the media and audiovisual sector that aims to support the recovery and transformation of these sectors which have been particularly hard hit by the pandemic and which are essential for democracy, cultural diversity and the European digital autonomy. This action plan focuses on three main areas of activity (recovery, transformation, more tools and capacity) including the creation of a climate-neutral audiovisual industry. The Association of Commercial Television in Europe (ACT), of which Mediaset is a founding member, is preparing a position paper for the EU institutions on this plan.

Risks connected with reputation and stakeholder relations

One of the main strategic objectives of the MFE Group is to constantly maintain and increase its content innovation and the perceived value of its brand as its business model develops. In meeting this objective, there is a risk that the MFE Group could pursue editorial and communication strategies and initiatives, targeted at the financial market and public opinion, that have a negative impact on perceptions of the Mediaset brand. This risk is primarily managed by constantly making sure that certain processes are constantly being monitored, in particular:

•	programming, which is monitored through daily analysis of viewership behaviour, both in terms of ratings and the viewer satisfaction of the programmes on offer (thus reflecting public perceptions of the editorial line taken by the networks) and through ongoing action to protect and cater to children and other corporate responsibility issues;

•	communication processes aimed at financial markets and public opinion;

•	production processes and their capacity to produce quality and innovative products.

Risks connected with human resource management

The MFE Group acknowledges the central role played by human resources and the importance of maintaining clear relationships based on mutual loyalty and trust, supported by putting in practice the conduct dictated by the Code of Ethics. Management and cooperation in employment relationships is founded on respect for the rights of workers and a full appreciation of their contribution with a view to promoting their development and professional growth.

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In particular, in the current competitive environment in which technological innovation is triggering a profound shift towards digital transformation, which is significantly affecting the core areas of the MFE Group's business sectors (creation and distribution of video content, marketing of advertising space), the MFE Group is dedicating an increased focus on recruiting, training and enhancing the value of its human resources. Particular attention is also paid to identifying talent, to creating development paths that strengthen the MFE Group's key skills (especially those relating to technology and the conception and creation of editorial products), to providing specific training, to setting and developing career paths and to setting out bonus schemes. In this regard, the MFE Group has annual performance assessment systems in place, in which it clearly defines shared objectives, which are measurable both in numerical, economic and financial terms and in individual and qualitative terms. Moreover, to promote the desired corporate climate and culture, the MFE Group is continuously committed to improving internal communication streams, including by implementing more advanced collaboration tools in line with the market (new corporate intranet project, Office 365 and instant messaging tools for all company employees) and by introducing innovative and flexible ways of working (flexi-work).

4.1.2.	Risk factors in respect of the share structure, the share price and shareholder rights

The dual class share structure of the Bidder has the effect of concentrating voting control with certain shareholders, which limits shareholders’ ability to influence the outcome of matters submitted to shareholders for approval, including the election of directors, the adoption of amendments to the Bidder’s articles of association and a change of control

On 25 November 2021, the extraordinary shareholders’ meeting of the Bidder resolved to introduce a dual class share structure and to amend the articles of association of the Bidder accordingly. As a result, as of the date of this Exemption Document, the Bidder’s shares are divided into two classes of shares, namely MFE Shares A and MFE Shares B.

Holders of MFE Shares A are entitled to one vote per share, while holders of MFE Shares B are entitled to 10 votes per share. Therefore, MFE Shares B holders will have the ability to pass or block a resolution proposed to the shareholders, regardless of the support any such resolution may have or may not have from other shareholders. Accordingly, holders of MFE Shares B will be able to control key shareholder decisions including (without limitation): (i) the appointment and removal of directors; (ii) amendments to the Bidder’s articles of association; (iii) changes to the name of the Bidder; (iv) the reduction of the Bidder’s share capital; and (v) the approval of the amounts recommended by the directors to be paid as dividends. Depending on the level of shareholder representation at any general meeting, it is also possible that the voting rights of holders of MFE Shares B will be sufficient to pass any resolutions proposed at the relevant meeting (including any of those referred to above in this paragraph).

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Fininvest is the major shareholder of the Bidder and, as such, controls the Bidder and could exercise significant influence on the decisions of the general shareholders’ meeting of the Bidder subject to a simple majority.

In addition, this concentrated control could discourage or prevent others from pursuing any potential merger, takeover or other change of control transactions with the Bidder, which may reduce the probability for the shareholders to receive a premium for their shares. Such shareholder structure may have an impact on the price of the listed MFE Shares A.

The Bidder may issue shares (i.e., MFE Shares A and/or MFE Shares B) in the future in order to raise capital, which may dilute investors’ shareholdings in the Bidder

The Bidder may issue shares to investors at any time, resulting in potentially significant dilution to holders of MFE Shares A. The market price of the MFE Shares A could decline if a substantial number of shares are sold or issued, or if there is a perception that such sales or issuances could occur. In addition, any sale of shares could make it more difficult for the Bidder to raise capital through the issuance of equity securities in the future and may make it more difficult for investors to sell shares at a time and price that they deem appropriate.

The Bidder or any of its affiliates may, in the future, seek to raise capital through public or private debt or equity financings by issuing additional shares, debt or equity securities convertible into shares or rights to acquire these securities. The Bidder or any of its affiliates may also, in the future, seek to issue additional shares in the context of any new employment arrangement involving employees of the Bidder. Any additional offering or issuance of shares by the Bidder, or the perception that an offering or issuance may occur, could have a negative impact on the market price of the MFE Shares A and could increase the volatility in the market price of the MFE Shares A.

Impact of sales of MFE Shares A on their price

The sale of a substantial number of MFE Shares A in the market following the capital increase of the Bidder, whether by P7 Shareholders who have accepted the Offer or by existing Bidder’s shareholders, or the perception that such sales may occur, could adversely affect the market price of MFE Shares A or the ability of the Bidder to raise additional capital through further public offerings of shares in the future. In particular, P7 Shareholders who have accepted the Offer will not be subject to restrictions on transferability and will be able to sell such MFE Shares A the following day, with the possible adverse effect this may have on the market price of MFE Shares A.

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The market price of the Shares of the Bidder could fluctuate

The MFE Offer Shares will be listed on Euronext Milan. Therefore, the market price of the MFE Shares A could fluctuate either upwards or downwards. Factors that could adversely affect the MFE Shares A’s price or result in fluctuations in the MFE Shares A’s price or trading volume include, for example: (i) stock analysts’ recommendations, (ii) changes in the legal and regulatory framework applicable to the Bidder or (iii) changes in general economic conditions (including those changes derived from the Ukrainian war, such as significant increase in oil, gas and electricity prices, as well as the volatility in financial and commodity markets). In addition, general fluctuations in share prices could lead to pressure on the MFE Shares A’s price, even if there is not necessarily a reason linked to the Bidder’s business and earnings forecasts.

The rights of shareholders in a Dutch public limited company (naamloze vennootschap) may differ from the rights of shareholders in companies incorporated under the laws of other jurisdictions, such as Germany

The Bidder is a public limited company (naamloze vennootschap) governed by Dutch law, with its statutory seat in Amsterdam, the Netherlands. The rights of shareholders in such a company are based on the articles of association and applicable Dutch laws and regulations and may differ from the rights of shareholders in companies incorporated under the laws of other jurisdictions, such as Germany. This applies namely to the voidability of resolutions of the annual general meeting in relation to capital increases and their authorization.

Exchange rate risk

The MFE Shares A will be quoted in Euro and future dividend payments by the Bidder, if any, will be denominated in Euro. Accordingly, any investment in MFE Shares A by a shareholder whose principal currency is not the Euro exposes such shareholder to exchange rate risk, such that any depreciation of the Euro in relation to the shareholder’s currency will reduce the value of its investment in the MFE Shares A and any dividends such investor may have received.

4.1.3.	Risk factors in respect of the tax residency of the Bidder

The Bidder intends to be treated exclusively as a resident of Italy for tax purposes, but Dutch or other tax authorities may seek to treat the Bidder as a tax resident of another jurisdiction as a result of which increased and/or different taxes may be applicable

The Bidder is a company incorporated under Italian law and converted from an Italian S.p.A. to a Dutch N.V. governed by Dutch law, effective 18 September 2021 (the “Conversion”). Since its incorporation, the Bidder has had, on a continuous basis, its place of “effective management” in Italy and the Bidder therefore qualifies as an Italian tax resident pursuant to Italian domestic law. Based on its current management structure and governance, and the current tax laws of Italy and the Netherlands, as well as applicable income tax treaties, the Bidder believes it should qualify solely as a tax resident of Italy.

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On the basis of Dutch domestic tax law, a corporate entity is considered to be a tax resident of the Netherlands if it is incorporated under Dutch law (the “Incorporation Rule”), irrespective of its place of “effective management”, and is as such subject to Dutch taxation. Since the Bidder (i) is incorporated under Italian law and only became a Dutch N.V. by reason of conversion, and (ii) has its place of effective management in Italy, the Bidder should not be resident for tax purposes in the Netherlands.

However, in the absence of Dutch case law or published practice or guidance, there is a limited risk that the Dutch tax authorities may successfully take the position that the Bidder should be considered resident for tax purposes in the Netherlands pursuant to the Incorporation Rule.

In case the Bidder would be considered tax resident in the Netherlands as well as Italy, the Bidder’s overall effective income tax rate and tax expense could materially increase, which could have a material adverse effect on the Bidder’s business, results of operations, financial condition and prospects, or the amounts received which could cause the MFE Shares A price and trading volume to decline. In addition, dividends (and interest and royalties) distributed by the Bidder may become subject to withholding taxes in both the Netherlands and Italy. In such case, the Netherlands will normally only be allowed to impose Dutch dividend withholding tax on dividend distributions made by the Bidder to holders of MFE Shares A that are resident in the Netherlands for tax purposes (or have a permanent establishment in the Netherlands to which the MFE Shares A are attributable) under the 1990 Convention between the Kingdom of the Netherlands and the Republic of Italy for the avoidance of double taxation with respect to taxes on income and capital (the “Italian-Dutch Tax Treaty”). Therefore, the Bidder is then required to identify its shareholders before a dividend distribution is made, which may not always be possible in practice. If the identity of the Bidder’s shareholders cannot be timely determined, withholding of both Italian and Dutch dividend withholding tax would occur upon a dividend distribution to any investor.

The Bidder believes that the Dutch tax authorities should view the Bidder as being exclusively tax resident of Italy under both domestic Dutch tax law and the Italian-Dutch Tax Treaty, and considers the Dutch tax risk described above as a limited risk only.

The foregoing is based on currently applicable law and interpretation thereof and the current circumstances of the Bidder. Changes to applicable laws or interpretations thereof, changes to applicable facts and circumstances (for example, a change of directors or the place where board meetings take place), or changes to applicable income tax treaties, including a change to (the application of) the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting, may result in the Bidder (also) becoming a tax resident of the Netherlands or another jurisdiction.

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Any such changes may have adverse tax consequences which may adversely impact the Bidder’s results of operations and financial condition.

4.2.	Working Capital Statement

In the Bidder’s opinion, the working capital of MFE is sufficient to meet the present requirements of MFE over a period of at least twelve months from the date of this Exemption Document.

4.3.	Information Concerning the Equity Securities to be Offered and/or Admitted to Trading

The Offer Consideration per Share is equal to EUR 4.48 and 0.4 MFE Offer Shares for each P7 Share.

The MFE Offer Shares will provide their holders with the same rights granted by the outstanding MFE Shares A at the time of the issue as from the settlement date of the Offer. The MFE Offer Shares will be traded on Euronext Milan and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia.

The key features of the MFE Shares A are described below:

Denomination	Denominated and traded in euro
Nominal Value	EUR 0.06
Voting Rights	1 vote per share
Economic Entitlements on Equity and Distributions	The MFE Shares A and MFE Shares B have the same rights to any distributions made by the Bidder in respect of the shares, which shall be made on an equal basis, i.e., in proportion to the number of shares each shareholder holds. In the event of the liquidation of MFE, the remaining balance after payment of the debts of the liquidated company must be transferred to the holders of MFE Shares A and MFE Shares B in proportion to the number of shares held by each of them.
Pre-Emption Rights	The pre-emption rights are proportional to the nominal value per share, meaning that a holder of one MFE Share B will have tenfold pre-emption rights compared to a holder of one MFE Share A.
Listing	Listed on Euronext Milan and the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia
ISIN	NL0015001OI1

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On 7 May 2025, MFE’s extraordinary general meeting (“EGM MFE”) authorized the MFE Board of Directors until 7 May 2030 (i) to issue such number of MFE Offer Shares as necessary in order to consummate the Offer and (ii) in connection therewith, to limit or exclude any pre-emption rights in relation to an issuance of MFE Offer Shares pursuant to the authorization as referred to in limb (i). The MFE Board of Directors can make use of this authorization in one or more tranches and further in case the Share Component is adjusted, provided that this authorization is limited to the number of MFE Shares A in the capital of the Bidder issuable pursuant to the authorized share capital included in MFE’s articles of association from time to time.

Immediately prior to the settlement of the Offer, the MFE Board of Directors will, on the basis of the authorization described above, adopt a resolution to issue a number of MFE Shares A to P7 Shareholders who accepts the Offer and sign a corresponding deed of issuance to the extent required to satisfy the Supply Obligation. Under the MFE Authorized Capital, the MFE Board of Directors can create up to 65,113,370 new MFE Shares A. This amount is equal to the maximum number of 65,113,370 MFE Offer Shares (rounded down to the next full MFE Offer Share) required to fulfil the Supply Obligation. The newly issued MFE Offer Shares will be created on the second Banking Day after the signing of the deed of issuance by the MFE Board of Directors through registration of the MFE Offer Shares by the Italian central securities depository Monte Titoli S.p.A., Milan, Italy.

There will be no restrictions on the transferability of the MFE Offer Shares and therefore they will be freely transferable. The transfer of the MFE Shares A to persons located or resident in, or who are citizens of, or who have a registered address in, jurisdictions other than the Netherlands may be subject to specific regulations according to their securities laws.

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There have been no public takeover bids by third parties in respect of the MFE Shares A or the MFE Shares B during the last financial year and the current financial year.

4.4.	Admission to Trading and Dealing Arrangements

For the execution of the Offer and with regard to the distribution of the MFE Offer Shares in Euronext Milan, it will be necessary that the securities offered are admitted to trading. In this regard, the Bidder will take all necessary steps to obtain admission to trading of the MFE Offer Shares on Euronext Milan. The Bidder expects such admission to trading to be effective on the same trading day of its registration with the registers of Euronext Securities Milan, i.e., within the period of two trading days after the publication of the result of the Offer in the Listing Bulletins of the German Stock Exchanges. Once issued, such MFE Offer Shares will be fully fungible with the MFE Shares A which are already listed. The MFE Offer Shares will not have a different provisional ISIN, as they will be assigned the same ISIN as the MFE Shares A currently issued (i.e., NL0015001OI1).

As of the date of this Exemption Document, all Bidder’s equity securities and specifically, all existing MFE Shares A, are already admitted to listing and trading on Euronext Milan and on Spanish stock exchanges in Barcelona, Bilbao, Madrid and Valencia.

MFE has not engaged, as of the date of this Exemption Document, any financial intermediary in secondary trading to provide liquidity through bid and offer rates.

There have been no lock-up agreements with respect to the MFE Offer Shares offered as part of the Offer Consideration.

4.5.	Dilution

As of 31 December 2024, the net asset value per existing MFE share (including MFE Shares A and MFE Shares B) was EUR 5.11 while the issue price of each MFE Offer Share issued within the Offer is EUR 3.182 (EUR 0.06 nominal value plus EUR 3.122 share premium).

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Assuming that the Offer is accepted by all P7 Shareholders to which the Offer is addressed and that the current MFE shareholders do not modify their participation in MFE, the shareholding structure of MFE after the settlement of the Offer will change as follows:

			Ownership
			No. of Shares		Share Capital by Nominal Value						Voting Rights (Excluding
Shareholder	No. of MFE Shares A	No. of MFE Shares B	(MFE A + MFE B)[7]		MFE B + MFE A8		MFE B		MFE A		Treasury Stock)
Finanziaria d’investimento
(today1)	116,401,448	119,463,073	41.50%		48.65%		50.57%		35.04%		50.00%
(after completion2)	116,401,448	119,463,073	37.23%		47.51%		50.57%		29.30%		48.79%
(change3)	0	0	-4.27	pp.	-1.14	pp.	0.00	pp.	-5.74	pp.	-1.21	pp.
Simon Fiduciaria S.p.A.
(today1)	45,315,990	45,314,400	15.94%		18.50%		19.18%		13.64%		19.01%
(after completion2)	45,315,990	45,314,400	14.31%		18.06%		19.18		11.41%		18.55%
(change3)	0	0	-1.63	pp.	-0.44	pp.	0.00	pp.	-2.23	pp.	-0.46	pp.
Treasury Shares
(today1)	0	7,271,459	1.28%		2.70%		3.08%		0.00%		n/a
(after completion2)	0	7,271,459	1.15%		2.63%		3.08%		0.00%		n/a
(change3)	0	0	-0.13	pp.	-0.07	pp.	0.00	pp.	0.00	pp.	n/a
Free Float4, 5, 6
(today1)	170,437,811	64,196,580	41.28%		30.15%		27.17%		51.31%		30.99%
(after completion2)	235,551,181	64,196,580	47.32%		31.80%		27.17%		59.29%		32.66%
(change3)	65,113,370	0	+6.04	pp.	+1.65	pp.	0.00	pp.	+7.98	pp.	+1.67	pp.
Total
(today1)	332,155,249	236,245,512	100.00%		100.00%		100.00%		100.00%		100.00%
(after completion2)	397.268.619	236,245,512	100.00%		100.00%		100.00%		100.00%		100.00%
(change3)	65,113,370	0	0.00	pp.	0.00	pp.	0.00	pp.	0.00	pp.	0.00	pp.

Notes:

[1]	Status: 8 May 2025.

[2]	Status after the completion of the Offer. For purpose of this information, it has been assumed that the Offer will be accepted by all P7 Shareholders (including the shares held by P7 itself).

[3]	Change by the completion of the Offer vs. the status as of 8 May 2025.

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[4]	Vivendi S.E. (“Vivendi”) directly holds, as part of the free float, 10,894,384 MFE Shares A and 10,894,384 MFE Shares B. Simon Fiduciaria S.p.A. (“SimonFid”) directly holds, as part of the free float, 45,315,990 MFE Shares A and 45,314,400 MFE Shares B. In compliance with the Italian Media Authority Decision No. 178/17/CONS, Vivendi signed a consulting agreement with SimonFid and its sole shareholder Ersel SIM S.p.A. (“Ersel”), relating to the exercise of voting rights over the MFE shares owned by SimonFid, according to the instructions given by Ersel, through its chairman. Vivendi has kept its right to provide SimonFid with voting instruction at the shareholders’ meeting resolving on matters entitling the shareholders (not taking part in said decision) to withdraw from MFE under the applicable law.

[5]	Fininvest, on the one hand, and Vivendi (together with SimonFid and its sole shareholder Ersel), on the other hand, entered into an agreement, on 3 May 2021 (amended on 18 November 2021 to take into account the introduction by MFE of the dual-class share structure), regarding certain commitments in relation to MFE. Pursuant to this agreement, Vivendi undertook to sell on the market all of the MFE Shares held directly by SimonFid (representing 19.19% of the share capital of MFE) for a period of five years from 22 July 2021. In particular, Vivendi thereby committed to sell one-fifth of the MFE Shares A and MFE Shares B held indirectly through SimonFid each year at specifically agreed minimum prices for each year (unless Vivendi authorizes the sale of these shares at a lower price). In any event, Vivendi will have the right to sell the MFE Shares A and/or the MFE Shares B held indirectly through SimonFid at any time if their price reaches EUR 1.60 (price before the reverse stock split). Fininvest is, however, entitled to purchase any such MFE Shares A and/or MFE Shares B that are not sold in each 12-month period at a price annually determined.

[6]	The former P7 Shareholders are considered, under the assumption of the completion[2] of the offer, part of the Free Float. In relation to the former P7 Shareholders (after the completion of the Offer), the number of MFE Shares A amounts to 65,113,370, the number of MFE Shares B amounts to 0, the ownership (number of shares (MFE A + MFE B)7) amounts to 10.28%, the ownership (share capital by nominal value) amounts to, in relation to MFE B + MFE A8 2.36%, in relation to MFE B 0.00% and in relation to MFE A 16.39%, and the voting rights (excluding treasury stock) amount to 2.42%.

[7]	The percentage figures are calculated by applying the following formula: (number of MFE B + MFE A Shares owned by each shareholder) / (total number of MFE B + MFE A Shares issued).

[8]	According to AFM criteria, the percentage figures are calculated by applying the following formula: (number of MFE B + MFE A shares owned by each shareholder) * (nominal value of each Share / total nominal).

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5.	IMPACT OF THE TRANSACTION ON THE Bidder

5.1.	Strategy and Objectives

A description of the strategic and operational objectives considered by the Bidder has been included in section 3.1 above and section 9 of the Offer Document.

5.2.	Material Contracts

There are no material contracts entered into by the Bidder other than in the ordinary course of business, which are materially affected by the Offer.

As far as the Bidder is aware, there are no material contracts entered into by the Target other than in the ordinary course of business, which are materially affected by the Offer.

5.3.	Disinvestment

In the Bidder’s view, a reason for the continued negative trajectory of P7’s stock price lies in the combination within the group of unrelated business lines with no synergies among them, limiting P7’s ability to invest to restore growth and create value in its core Entertainment activities, while also limiting the potential of the non-core activities (Dating & Video, Commerce & Ventures).

The Bidder therefore intends to support the Supervisory Board and the Management Board to progress and accelerate its ongoing review of P7’s business portfolio, with the objective to simplify and refocus P7’s business for the benefit of P7, its shareholders, employees, customers and other stakeholders.

More specifically, the Bidder intends to intensify the constructive dialogue with P7’s Supervisory Board to unlock the maximum possible value from all the activities in the current P7’s business portfolio. Depending on the stake held by the Bidder in P7 after the settlement of the Offer, or at any future date, and depending on the economic situation and the legal framework at that point in time, this includes assisting the Supervisory Board and the Management Board in disposing or reallocating of P7’s non-core businesses, including separation of the relevant business segments and realization of their intrinsic value, as well as the potential integration of such segments into strong third-party partners’ portfolios.

As of the date of this Exemption Document, no material cancellation of future investments or disinvestments previously announced are expected to take place.

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5.4.	Corporate Governance

Following the settlement of the Offer, no changes to the MFE Board of Directors are expected. The following table sets out the name, position and the status of the persons that are expected to be, following the settlement of the Offer, members of the MFE Board of Directors:

Name	Position	Category
Fedele Confalonieri	Chairman	Non-Executive
Pier Silvio Berlusconi	Chief Executive Officer	Member of the Executive Committee
Marco Giordani	Chief Financial Officer/Director	Member of the Executive Committee
Gina Nieri	Director	Member of the Executive Committee
Niccolo’ Querci	Director	Member of the Executive Committee
Stefano Sala	Director	Member of the Executive Committee
Marina Berlusconi	Member	Non-Executive
Danilo Pellegrino	Member	Non-Executive
Patrizia Arienti	Member	Non-Executive and Independent
Stefania Bariatti	Member	Non-Executive and Independent
Marina Brogi	Member	Non-Executive and Independent
Consuelo Crespo Bofill	Member	Non-Executive and Independent
Javier Diez de Polanco	Member	Non-Executive and Independent
Giulio Gallazzi	Member	Non-Executive and Independent
Alessandra Piccinino	Member	Non-Executive and Independent

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Information regarding the educational background, training and experience of the members of the MFE Board of Directors may be consulted on its corporate website (www.mfemediaforeurope.com).

There is no conflict of interest between the private interests and the duties of each of the directors towards the Bidder.

Some of the members of the MFE Board of Directors are also members of the board of directors of Fininvest (i.e., the Bidder’s major shareholder), namely Pier Silvio Berlusconi, Marina Berlusconi and Danilo Pellegrino. However, they do not represent the majority of members of Fininvest’s board of directors or of the MFE Board of Directors. Pier Silvio Berlusconi and Marina Berlusconi are first-degree relatives, but the MFE Board of Directors does not consider this circumstance as a factor that may result in a conflict of interest. Apart from that, no member of the MFE Board of Directors has a family relationship with any other of such members. Finally, some members of the MFE Board of Directors own shares in the Bidder. As such, a conflict of interest may arise between the interests typically attributed to shareholders and the interests of directors. Apart from that, there are no other circumstances that may lead to a (potential) conflict of interest between the private interests and the duties of each of the Bidder’s directors.

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According to the information provided by the Bidder’s directors and to the best of the Bidder’s knowledge, none of the persons referred to above who are holders of MFE shares have agreed on restrictions on the disposal of MFE Shares A or (as the case may be) MFE Shares B held by them after the consummation of the Offer.

5.5.	Shareholding

After completion of the Offer, the shareholders of MFE will continue to consist of the MFE shareholders and additionally of the former P7 Shareholders who have accepted the Offer and thus hold shares in MFE. Following the completion of the Offer, MFE will continue to be the principal shareholder of the Target. P7 Shareholders who have not accepted the Offer remain shareholders of the Target (see the overviews in section 2.4.2 and 4.5 of this Exemption Document).

5.6.	Unaudited Pro Forma Financial Information

Introduction

The completion of the Offer would have a significant impact on the financial position and profit or loss of the Bidder and will substantially affect profit or loss in the future. Therefore, the Bidder prepared the following unaudited pro forma financial information, consisting of an unaudited pro forma consolidated statement of financial position as of 31 December 2024, an unaudited pro forma consolidated statement of income for the financial year ended 31 December 2024 and the related pro forma notes thereto (together, the “Unaudited Pro Forma Financial Information”).

The purpose of the Unaudited Pro Forma Financial Information is to illustrate the effect of the acquisition of the remaining shares in the Target on (i) the consolidated statement of financial position of the Bidder if the completion of the Offer had occurred on 31 December 2024; and (ii) the consolidated statement of income of the Bidder if the completion of the Offer had occurred on 1 January 2024. As such, the Unaudited Pro Forma Financial Information is based on various pro forma assumptions described in the accompanying pro forma notes, which are considered reasonable, and is prepared by the Bidder. The Unaudited Pro Forma Financial Information describes a hypothetical situation and, due to its nature, does not reflect the actual financial position and profit or loss of the Bidder if the completion of the Offer had actually occurred on 31 December 2024 (for the consolidated statement of financial position) and on 1 January 2024 (for the consolidated statement of income) nor does it indicate the future development of the financial position and profit or loss of the Bidder after the completion of the Offer.

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The Unaudited Pro Forma Financial Information is only meaningful when read in conjunction with the MFE’s Financial Statements and the P7 Consolidated Financial Statements.

The Unaudited Pro Forma Financial Information is presented in euros. Unless stated otherwise, all figures are stated in millions of euros (EUR m). Due to rounding differences, figures in tables and cross-references may differ slightly from the actual figures (EUR m, percentages (%), etc.).

Historical financial information used

The Unaudited Pro Forma Financial Information was prepared on the basis of the following historical financial information:

•	the MFE’s Financial Statements, and

•	the P7 Consolidated Financial Statements.

Underlying Principles of Preparation

The Unaudited Pro Forma Financial Information has been compiled by the Bidder on a basis consistent with the accounting policies adopted by the Bidder in preparing MFE’s Financial Statements, as described in the notes to the MFE’s Financial Statements; and prepared on the basis of the notes set out below and in accordance with Delegated Regulation (EU) 2021/528 Annex 1 items 5.7 up to and including 5.9.

Basis of Preparation

The Unaudited Pro Forma Financial Information presumes the status quo and is based in particular on the assumptions as set forth below:

Status Quo

(i)	The Bidder’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and with Part 9 of Book 2 of the Dutch Civil Code.

(ii)	The Bidder was incorporated in Italy on 26 November 1987 as Futura Finanziaria S.r.l. and converted to a public company (naamloze vennootschap) under the laws of and domiciled in the Netherlands under the name “Mediaset N.V.” on 18 September 2021. Since its incorporation until the publication of this Exemption Document, the Bidder has been serving as holding entity for MFE Group, a multinational media group mainly operating in the television industry in Italy and Spain. The latest audited consolidated statement of financial position of the Bidder as of 31 December 2024 and the consolidated statement of income of the Bidder for the year ended 31 December 2024 are available as of 31 December 2024 and are used as a basis to show the effects of the Offer on the Bidder’s consolidated statement of financial position and consolidated statement of income.

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(iii)	The Bidder holds per 31 December 2024 69,899,699 P7 Shares (equivalent to approx. 29.99% of the share capital in the Target).

Assumptions

(i)	It is assumed in the following that, through the Offer, the Bidder will acquire all issued P7 Shares not directly held by it, i.e., a total of 163,100,301 P7 Shares (as of 31 December 2024), at the Offer Consideration consisting of EUR 4.48 in cash and 0.4 MFE Offer Shares per P7 Share, in return for payment of a total purchase price in cash in the amount of EUR 730,689,349.75 (163,100,301 P7 Shares multiplied by EUR 4.48 plus the value of the maximum number of remaining fractional rights in the amount of EUR 1.27 based on the value of the Share Component equal to EUR 1.27 multiplied by the fractional rights relating to two P7 Shares)) and transfer of a total amount of 65,240,120 MFE Offer Shares (163,100,301 P7 Shares multiplied by 0.4 MFE Offer Shares (rounded down to the next full share)).

(ii)	The 65,240,120 MFE Offer Shares are created by way of the Offer Capital Increase with a value per MFE Offer Share equal to the three months average closing price for the MFE Shares A on the Euronext Milan Stock Exchange up to (and including) 25 March 2025 (i.e., EUR 3.182), so the total value of the Offer Capital Increase is considered to be EUR 207,594,061.84. The value of the Share Component is therefore equal to EUR 1.27 (EUR 3.182 multiplied with 0.4 MFE Offer Shares).

(iii)	The share capital of P7 will not be increased until the Additional Acceptance Period has expired.

(iv)	The Transaction Costs will amount, based on estimates performed by MFE management, to a maximum of EUR 40,000,000. These Transaction Costs of EUR 40,000,000 are considered to be the Transaction Costs attributable to the Bidder. The exact amount of the Transaction Costs and the related accounting treatment (including which part of them are acquisition costs, which could be capitalized (aktivierungspflichtige Anschaffungsnebenkosten) and which part constitutes immediately deductible expenses) are currently not yet known since they depend on costs specific type and nature. In the following Unaudited Pro Forma Financial Information EUR 10,000,000 of the Transactions Costs are accounted for as operating costs accounted in the pro-forma consolidated statement of income and not considered deductible for tax purposes (based upon the accounting policy applied for the Bidder company-only financial statements as at and for the year ended 31 December 2024 where these costs are assumed to be capitalized on the investment). MFE management did not estimate nor include any Transaction Costs attributable to the Target (so potential transactions costs that P7 will incur as part of this offer process are not taken into account). The remaining EUR 30,000,000 of the Transaction Costs are assumed to be additional financing expenses (transactional costs) connected to the new loan commitments in association with the financing structure of the Offer. Detailed information with regard to the financing of the Offer is set forth in section 14 of the Offer Document (which considers, however, that 316,874 shares have already been acquired since 1 January 2025). The EUR 30,000,000 additional financial expenses are accounted for as capitalized transaction costs in association with the amortized cost method for the non-current financial liabilities and payables. These costs are amortized over a period of 5 years in line with the terms of the new loan commitments.

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(v)	The Bidder estimates incremental Financial interest expenses of EUR 70,000,000 per year at market interest rates, due both to the increased Financial debt assumed for the Offer and for a potential refinancing up to EUR 2,100,000,000 existing debt of the Target. The related tax effects of the additional financial expenses and interest expenses are determined based on the notional corporate tax rate in force in the respective jurisdictions of competence, have been included in Income taxes.

(vi)	The Offer will be accounted for in accordance with IFRS 3 using the acquisition method of accounting under which the consideration is allocated to assets acquired and liabilities assumed based on their estimated fair values as of the date of completion of the Offer. Goodwill of EUR 1,630 million has been provisionally recorded in the unaudited pro forma statement of financial position. The actual calculation and allocation of the consideration outlined below (reference to pro forma note 3.b) will be based on the assets purchased and liabilities assumed at completion and other information available at that date. Accordingly, the actual amounts for each of these assets and liabilities will vary from the pro forma amounts disclosed below and the variations may be material.

(vii)	The funds necessary to pay the assumed offer costs (on the basis of the assumed total purchase price in cash in the amount of EUR 730,689,349.75 (163,100,301 P7 Shares as of 31 December 2024 multiplied by EUR 4.48 plus the value of the maximum number of remaining fractional rights in the amount of EUR 1.27 based on the value of the Share Component equal to EUR 1.27 multiplied by the fractional rights relating to two P7 Shares)), together with the Transaction Costs of EUR 40,000,000, amounting to a total of EUR 770,689,349.75), will be provided to the Bidder through the new loan commitments in association with the financing structure of the Offer. Detailed information with regard to the financing of the Offer is set forth in section 14 of the Offer Document.

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(viii)	As of the date of publication of the Offer Document, there are no material intra-group transactions or other existing relationships between the Bidder and P7, which were therefore not taken into account in the description of the effects on the financial position, and profit and loss of the Bidder and MFE Group.

(ix)	Apart from the proposed acquisition of the P7 Shares and the financing measures described in section 14.2 of the Offer Document and in section 5.6 of this Exemption Document, no other effects on the assets, financial position, and profit or loss of the Bidder that may arise in the future are accounted for in the Unaudited Pro Forma Financial Information.

(x)	Apart from the proposed acquisition of the P7 Shares and the financing measures described in section 14.2 of the Offer Document and in section 5.6 of this Exemption Document, no other pro forma adjustments are expected to have a continuing impact on the Bidder.

The Bidder points out that the effects of the acquisition of the P7 Shares on the future financial position and profit or loss of the Bidder and MFE Group cannot yet be precisely forecast as of today. The reasons for this include the following:

(i)	The final amount of the Offer Costs will only be certain after the Offer has been consummated and the final number of P7 Shares for which the Offer has been accepted is certain.

(ii)	The exact amount of the Transaction Costs and which part of them is incidental acquisition costs to be capitalized in the Bidder’s company-only financial statements and which part constitutes immediately deductible expenses will not be known, either, until after the closing of the Transaction.

Pro Forma Statement of Financial Position as of 31 December 2024

	Historical financial information		Aggregated financial information
	Consolidated Statement of Financial Position MFE- MEDIAFOREUROPE N.V.	Consolidated Statement of Financial Position ProSiebenSat.1 Media SE		Pro Forma Notes	Pro Forma Adjustments	Pro Forma Consolidated Statement of Financial Position
in EUR m	31 Dec 2024	31 Dec 2024	31 Dec 2024			31 Dec 2024
	Note 1	Note 2		Note 3
Assets
Non-Current Assets
Property, plant and equipment	285	587	872		0	872
TV and movie rights	717	552	1,269		0	1,269
Goodwill	810	1,643	2,453	b)	-13	2,440
Other intangible assets	448	929	1,377		0	1,377
Investments in associates and joint venture	863	12	875	a), b)	-450	425
Other financial assets	51	323	374		0	374
Deferred tax assets	281	48	329		0	329
Total Non-Current Assets	3,454	4,094	7,548		-463	7,085

Current Assets
Inventories	81	226	307		0	307
Trade receivables	784	459	1,243		0	1,243
Tax receivables	27	52	79		0	79
Other receivables and current assets	277	143	419		0	419
Current financial assets	21	27	48		0	48
Cash and cash equivalents	133	608	741	b)	27	768
Total Current Assets	1,323	1,514	2,837		27	2,864
Non-current assets held for sale	12		12		0	12
Total Assets	4,788	5,608	10,397		-436	9,961

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	Historical financial information		Aggregated financial information
	Consolidated Statement of Financial Position MFE- MEDIAFOREUROPE N.V.	Consolidated Statement of Financial Position ProSiebenSat.1 Media SE		Pro Forma Notes	Pro Forma Adjustments	Pro Forma Consolidated Statement of Financial Position
in EUR m	31 Dec 2024	31 Dec 2024	31 Dec 2024			31 Dec 2024
	Note 1	Note 2		Note 3
Shareholders’ Equity and Liabilities
Share Capital and Reserves
Share capital	162	233	395	b)	-229	166
Share premium reserve	1,150	1,045	2,195	b)	-841	1,353
Treasury shares	-337	-56	-393	b)	48	-345
Revaluation reserves	-1	57	56	b)	-57	-1
Retained earnings and other reserves	1,757	-12	1,745	b)	12	1,757
Net profit for the year	138	51	189	a), b), c)	-109	80
Group Shareholders’ Equity	2,869	1,318	4,187		-1,177	3,010
Non-controlling interest in net profit	2	-173	-171		0	-171
Non-controlling interest in share capital, reserves and retained earnings	2	324	326		0	326
Non-controlling interest	4	151	155		0	155
Total Shareholders’ Equity	2,873	1,469	4,342		-1,177	3,165

Non-Current Liabilities
Post-employment benefit plans	46	0	46		0	46
Deferred tax liabilities	89	226	315		0	315
Financial liabilities and payables	373	2,177	2,550	b), c)	741	3,291
Provisions (non current portion)	32	10	42		0	42
Total non-current liabilities	540	2,413	2,953		741	3,694

Current Liabilities
Due to banks	410	241	651		0	651
Trade and other payables	618	950	1,568		0	1,568
Provisions (current portion)	61	117	177		0	177
Current tax liabilities	21	70	91		0	91
Other financial liabilities	64	75	139		0	139
Other current liabilities	202	273	475		0	475
Total Current Liabilities	1,375	1,726	3,102		0	3,102
Total Liabilities	1,916	4,139	6,055		741	6,796

Total Shareholders’ Equity and Liabilities	4,788	5,608	10,397		-436	9,961

Note 1:	The Consolidated Statement of Financial Position of the Bidder has been extracted, without material adjustment, from the consolidated financial statements as of, and for the financial year ended, 31 December 2024 as included in MFE’s Financial Statements on pages 278 to 279 of the MFE’s Annual Report 2024 (English version) and pages F-345 to F-346 of the MFE’s Annual Report 2024 (German Translation). The MFE’s Annual Report 2024 (German Translation) is attached as appendix to this Exemption Document.

Note 2:	The Consolidated Statement of Financial Position of the Target has been extracted from the consolidated financial statements as of, and for the financial year ended, 31 December 2024 as included in the P7 Consolidated Financial Statements on pages 254 to 255, as adjusted to the Bidder’s accounting policies (if needed) and presentation. A reconciliation of the Consolidated Statement of Financial Position of the Target as of 31 December 2024 to the Bidder’s presentation is set out below:

Presentation reconciliation: some items present in the Consolidated Statement of Financial Position of the Target have been reclassified to bring them back, for uniformity, to the most representative and similar item present in the Consolidated Statement of Financial Position of the Bidder on the basis of publicly available information, as detailed in the following:

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Inventories comprise Inventory (for EUR 65 Million) and Current Programming asset (for EUR 161 million) of the Target;

Other intangible assets comprise advance payments for EUR 115 million reclassified from the item Non-Current Programming asset;

Current Trade Receivables comprise Trade Receivables for EUR 4 million reclassified from the item Other non-current financial assets based on Bidder accounting policy which requires that trade receivables with a maturity of more than 1 year are classified as current receivables as they are expected to be settled in the normal operating cycle;

Revaluation reserves comprise Accumulated other comprehensive income (for EUR 57 million) of the Target;

Retained earnings and other reserves comprise Consolidated equity generated (for EUR 262 million);

Net profit for the year (for EUR 51 million) has been reclassified from Retained earnings and other reserve;

Non-controlling interest in Net profit (for EUR -173 million) has been reclassified from Non-controlling interest in share capital, reserves and retained earnings;

Financial liabilities and payables comprise Other non-current financial liabilities (for EUR 99 million) and Other non-current liabilities (for EUR 4 million) of the Target; and

Trade and other payables (current) includes non-current Trade payables (for EUR 41 million) reclassified from non-current Trade and other payables on the basis of the Bidder accounting policy which requires that trade payables beyond 12 months are classified as current payables because they are expected to be settled in the normal operating cycle.

Accounting policies reconciliation: based on the public information available, different applications of accounting policies have been identified for the following items, which did not anyway lead to any adjustment in the Unaudited Pro Forma Financial Information for the reasons explained below:

(i) the amortisation criteria generally applied for the programming assets (included in TV and Movie Rights item) considering these criteria can be influenced in the different countries/markets by elements as contractual conditions, exploitation methods, or habits of viewership.

(ii) the alternative imputation criteria provided for by IFRS 9 in relation to the counter-entry of the valuation or realisation of equity financial investments which can be differently foreseen and used by the entity upon initial irrevocable election for each different instrument (generally recognized in other comprehensive income for the Bidder and in the statement of income for the Target) also considering the non complete visibility, for the Target investments, on the conditions set for by IFRS 9 for which an entity may irrevocably elect to present in other comprehensive income the change in fair value of an equity instrument. It should also be noted that this different accounting policy does not generate any impact on total comprehensive income.

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Note 3:	The pro forma adjustments arising out of the completion of the Offer are set out below:

As reported above, the Bidder pro forma consolidated Statement of Financial position is prepared assuming the completion of the Offer as if it had occurred on December 31, 2024. For this reason, the pro forma adjustments relating to the Statement of financial position do not reflect impacts on the net result except for those indicated in the following items a), b) and c) and do not take into account the economic impacts of financial charges and their related tax effects whose accrual starts from the beginning of the following financial year. Such impacts are instead presented in the pro forma consolidated income statement where it is assumed that the completion of the Offer had occurred on January 1, 2024.

a) Remeasurement of carrying amount of the associate investment in the Target measured under IAS 28 in the Bidder consolidated statement of financial position as at 31 December 2024 to align it (in accordance with IFRS 3) to its estimated fair value upon acquisition of control based on the Offer, recognizing the difference as gain/(loss) in the Pro-forma Consolidated Statement of Income. This pro-forma adjustment determines a decrease of the carrying amount equal to EUR 48 million of the item Net Profit of the year included in Group Shareholders' Equity. Based upon the accounting of the full consolidated of Target in the Bidder, as outlined in note 3b) below, the pro-forma adjustment to the investments in associates and joint venture in the pro forma consolidated statement of financial position amounts to a decrease of EUR 450 million.

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b) Accounting of the full consolidation of Target in the Bidder, as detailed in the table below:

Fair value of the existing associate equity investment: decrease of the item Investments in associates and joint venture	402
Cash consideration paid for the controlling interest (residual shares): increase of the item Non-Current Financial liabilities and payables	731
Fair value of MFE A shares in exchange for the controlling interest (residual shares); increase in Share Capital for EUR 0,4 million and Share Premium Reserve for EUR 207.1 million	208
Total Bidder Consideration (A)	1.340

Reported Target Net Equity as at 31 December 2024	1.318
Target Net Equity adjusted due to treasury shares sale to MFE (of which EUR 27 million cash consideration and EUR 8 million in MFE Shares A)	35
Existing Target goodwill elimination	-1.643
Estimated fair value Target net asset acquired (B)	-290

Provisional Goodwill resulting from consolidation (A)-(B)	1.630

The amount of goodwill identified consist of the excess of the consideration for the acquisition of control on the Target over the sum of individual fair values of its assets and liabilities at the reference date. For the purpose of the Unaudited Pro-Forma Financial Information as of December 31, 2024, provisional goodwill of EUR 1,630 million has been estimated. This amount is provisional and the final amount will be calculated during the one-year measurement period following the eventual acquisition date, once the final price is known and after the completion of a purchase price allocation. The final amount of goodwill recognized in the Bidder’s next consolidated financial statements could be significantly different.

c) Accounting of the Financing of the Offer, including Transaction Costs by the Bidder: Increase in the item Non-Current Financial liabilities and payables of EUR 741 million exist of (1) the new loan commitments in association with the financing structure of the Offer for the amount of EUR 771 million, consisting of the funds necessary to pay the assumed offer costs (on the basis of the assumed total purchase price in cash in the amount of EUR 730,689,349.75 (163,100,301 P7 Shares as of 31 December 2024 multiplied by EUR 4.48 plus the value of the maximum number of remaining fractional rights in the amount of EUR 1.27 based on the value of the Share Component equal to EUR 1.27 multiplied by the fractional rights relating to two P7 Shares), together with the Transaction Costs of EUR 40,000,000, amounting to a total of EUR 770,689,349.75) minus (2) the EUR 30,000,000 of the Transactions Costs which are assumed to be additional financing expenses connected to the new loan commitments in association with the financing of the Offer. The costs intends to be capitalized and amortized.

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Of the total Transactions Costs, EUR 10,000,000 accounted for as operating costs, are reflected in the pro forma consolidated statement of financial position against reduction of the Group Shareholders Equity (Net profit for the year). The remaining EUR 30,000,000 of the Transaction Costs are accounted for using the amortized cost method, and based upon the fact that the Unaudited Pro Forma Consolidated Statement of Financial Position reflects the completion of the Offer by 31 December 2024, no impact on the Group Shareholders Equity (Net profit for the year) is assumed.

Pro Forma Consolidated Statement of Income for the financial year 2024

	Historical financial information		Aggregated financial information
	Consolidated Statement of Income MFE- MEDIAFOREUROPE N.V.	Consolidated Statement of Income ProSiebenSat.1 Media SE		Pro Forma Notes	Pro Forma Adjustments	Pro Forma Consolidated Statement of Income
in EUR m	2024	2024	2024			2024
	Note 1	Note 2		Note 3
Revenues from sales of goods and services	2,914	3,918	6,832		0	6,832
Other income	36	41	77		0	77
Personnel expenses	-518	-685	-1,204		0	-1,204
Purchases, services, other costs	-1,639	-1,843	-3,482	a)	-10	-3,492
Amortisation, depreciation and impairments	-436	-1,471	-1,907		0	-1,907
Total costs	-2,594	-4,000	-6,593		-10	-6,603

Operating result	356	-41	315		-10	305
Financial expenses	-62	-105	-166	b)	-76	-243
Financial income	38	77	115		0	115
Result from investments accounted for using the equity method	-98	6	-92	c)	-48	-141

Profit before tax	233	-62	171		-135	37
Income taxes	-93	-60	-153	d)	21	-132

Net Profit for the Year	140	-122	18		-114	-96
Attributable to:
Equity shareholders of the parent company	138	51	189		-114	75
Non-controlling interests	2	-173	-171		0	-171

Note 1:	The Consolidated Statement of Income of the Bidder has been extracted, without material adjustment, from the consolidated financial statements as of, and for the financial year ended, 31 December 2024 as included in MFE’s Financial Statements on page 276 of the MFE’s Annual Report 2024 (English version) and page F-343 of the MFE’s Annual Report 2024 (German Translation). The MFE’s Annual Report 2024 (German Translation) is attached as appendix to this Exemption Document.

Note 2:	The Consolidated Statement of Income of the Target has been extracted from the consolidated financial statements as of, and for the financial year ended, 31 December 2024 as included in the P7 Consolidated Financial Statements on page 269 in conjunction with nature cost details included in some explanatory notes, as adjusted to the Bidder’s accounting policies (if needed) and presentation. A reconciliation of the Consolidated Statement of Income of the Target as of 31 December 2024 to the Bidder’s presentation is set out below:

Presentation reconciliation: the Target Income Statement is presented with a cost classification by function (Cost of sales, selling, administrative and other operating expenses) while the Bidder Statement of Income present a cost classification by nature (personnel expenses, purchases, services and other costs, amortization, depreciation and impairments). For this reason, every category of cost of the Target has been reconciliated to the nature of the expenses of the Bidder using the breakdown by nature reported in the Target Explanatory Notes of the 2024 Consolidated Financial Statements, as detailed below:

Target Personnel expenses equal to EUR 685 million as sum of the Personnel Expenses reported in Cost of Sales (EUR 345 million), Selling Expenses (EUR 146 million), Administrative Expenses (EUR 194 million);

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Target Purchases, Services and Other Costs equal to EUR 1,843 million as sum of the Operating Expenses, IT operations and Other costs reported in Cost of Sales (EUR 1,179 million), Marketing and marketing-related expenses, Distribution, Sales commissions, Operating expenses, IT operations and Other costs in Selling Expenses (EUR 516 million), Consultancy fees, IT operations, Infrastructure expenses, Marketing and marketing-related expenses not related to sales and Other costs in Administrative Expenses (EUR 148 million);

Target Amortisation, Depreciation and Impairments equal to EUR 1,471 million as sum of Depreciation of property, plant and equipment and rights-of-use to property, plant and equipment and amortization of other intangible assets (incl. impairments) reported in Cost of Sales (EUR 113 million), in Selling Expenses (EUR 5 million), in Administrative Expenses (EUR 55 million) and of the Programming asset consumption reported in Cost of Sales (EUR 912 million);

Financial expenses include also the following items for a total amount of EUR 24 million reported in Other Financial Result: Financing costs (EUR 8 million), Foreign currency translation losses (EUR 15 million) and Other (EUR 1 million); and

Financial income includes also the following items for a total amount of EUR 50 million reported in Other Financial Result: Measurement and disposal result from other financial instruments (EUR 19 million), Foreign currency translation gains (EUR 24 million) and Changes in put option liabilities (EUR 6 million).

Accounting policies reconcliliation: no changes have been made to reflect some different accounting policies adopted by the Target for similar items; in particular these differences are mainly referred to:

(i) the amortisation criteria generally applied for the programming assets (included in TV and Movie Rights item) considering these criteria can be influenced in the different countries/markets by elements as contractual conditions, exploitation methods or habits of viewership.

(ii) the alternative imputation criteria provided for by IFRS 9 in relation to the counterpart of the valuation or realisation of equity financial investments which can be differently foreseen and used by the entity for each different instrument (generally recognized directly to equity for the Bidder and directly to profit & losses for the Target) also considering the non-complete visibility, for the Target investments, on the conditions set for by IFRS 9 for which an entity may irrevocably elect to present in other comprehensive income the change in fair value of an equity instrument. It should also be noted that this different accounting policy does not generate any impact on total comprehensive income.

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Note 3:	The pro forma adjustments arising out of the completion of the Offer are set out below:

a)            Increase in Purchases, services, other costs equal to EUR 10 million due to the Transaction Cost accounted for as operational costs; this item is not to be considered recurring.

b)            Increase in Financial expenses equal to EUR 76 million, including (i) additional Financial interest expenses of EUR 70 million, due both to the increased Financial debt and to the estimated differential costs of a potential refinancing up to EUR 2,100,000,000 existing debt of the Target at market interest rates and (ii) the amortizing cost of the One-off financial expenses of EUR 6 million (considering EUR 30 million of one-off financial costs connected to the loan commitments of financing banks amortized over a period of 5 years). The related tax effects, determined based on the notional corporate tax rate in force in the respective jurisdictions of competence, have been included in Income taxes.

c)            Decrease in Result from investments accounted for using the equity method equal to minus EUR 48 million due to the Remeasurement of carrying amount of the associate investment in the Target measured under IAS 28 in the Bidder consolidated financial statements as at 31 December 2024 to align it (in accordance with IFRS 3) to the its estimated fair value upon acquisition of control based on the Offer Price as reported above in point a) referred to the main change in Pro-forma Adjustment related to Statement of Financial Position. This item is not to be considered recurring.

d)            Decrease in Income Taxes equal to EUR 21 million are accounted on the financial expenses recognized in item b) above. The items referred to in points a) and c) are not tax deductible due to their nature and the accounting policies applied in the Bidder's company only financial statements.

The unaudited pro forma consolidated statement of income does not reflect the effect of any fair value adjustments which may be recorded to acquired assets and liabilities as a result of the completion of the Offer. Upon completion of the purchase price allocation exercise, which will be finalised after completion of the Offer, additional depreciation of Property, plant and equipment and amortisation of Intangible assets, amongst other things, may be required in the consolidated financial statements of the Bidder.

As consequence of all these steps here below are reported the changes of the various main items from the Aggregated financial information to the Pro Forma Consolidated Statement of Income after the completion of the Offer:

•	Operating Result a non-recurring decrease of EUR 10 million due to the above a) item.

•	Pre-tax income a decrease of EUR 135 million of which the a) and c) above item, non-recurring

•	Net profit attributable to Equity shareholders of the parent company a decrease of EUR 114 million net of estimated EUR 21 million tax income.

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ASSURANCE REPORT OF THE INDEPENDENT AUDITOR

To the Board of Directors of MFE-MEDIAFOREUROPE N.V.

Our opinion

We have examined the compilation of the pro forma financial information of MFE-MEDIAFOREUROPE N.V. (the “Company”), a public limited company (naamloze vennootschap) existing under the laws of the Netherlands, with its corporate seat in Amsterdam (the Netherlands), with office and tax residence at Viale Europa 46, 20093 Cologno Monzese Milan, Italy, registered with the Dutch Commercial Register (Kamer van Koophandel) under number 83956859, included in section 5.6 ‘Unaudited Pro Forma Financial Information’ in the (English version of the) exemption document of the Company dated 8 May 2025, prepared in accordance with Delegation Regulation (EU) 2021/528 article 2 para. 1 in conjunction with Annex 1 (the “Exemption Document”) pertaining to the contemplated public takeover offer for all shares in ProSiebenSat.1 Media SE not directly held by the Company (the “Offer”).

In our opinion:

•	The pro forma financial information has been properly compiled based on the applicable criteria.

•	Such basis is consistent with the accounting policies of the Company as described in the notes to the consolidated financial statements of the Company as at and for the year ended 31 December 2024.

The pro forma financial information comprises the unaudited pro forma consolidated statement of financial position as at 31 December 2024, the unaudited pro forma consolidated statement of income for the year ended 31 December 2024 and related notes (together, the “Unaudited Pro Forma Financial Information”) as set out in section 5.6 of the Exemption Document.

Basis for our opinion

We conducted our examination in accordance with Dutch law, including the Dutch Standard 3420, ‘Assurance-opdrachten om te rapporteren over het opstellen van pro forma financiële informatie die in een prospectus is opgenomen‘ (Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a prospectus). This engagement is aimed to obtain reasonable assurance about whether management compiled the Unaudited Pro Forma Financial Information, in all material aspects, based on the applicable criteria. Our responsibilities under this standard are further described in the section ‘Our responsibilities for the examination of the compilation of the pro forma financial information’.

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We are independent of MFE-MEDIAFOREUROPE N.V. in accordance with the ‘Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten’ (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence requirements in The Netherlands. Furthermore, we have complied with the ‘Verordening gedrags- en beroepsregels accountants’ (VGBA, Dutch Code of Ethics).

We believe that the assurance evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Applicable criteria

For this engagement, the following criteria apply:

•	Commission Delegated Regulation (EU) 2021/528 Annex 1 items 5.7 up to and including 5.9 to the proper compilation of the pro forma financial information and the consistency of accounting policies; and.

•	The assumptions made and disclosed by management in the basis of preparation of the pro forma financial information, as set out in the notes to the pro forma financial information.

Relevant matters relating to the scope of our examination

The unadjusted historical financial information of the Company has been derived from the audited consolidated financial statements of the Company as at and for the year ended 31 December 2024. For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information of the Company used in compiling the pro forma financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the pro forma financial information.

The purpose of Unaudited Pro Forma Financial Information included in a prospectus (or similar document) is solely to illustrate the impact of the completion of the Offer on unadjusted financial information of the Company as if the completion of the Offer had occurred at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the completion of the Offer at 1 January 2024 for the consolidated statement of income for the year ended 31 December 2024 and at 31 December 2024 for the consolidated statement of financial position as at 31 December 2024, would have been as presented. Our opinion is not modified in respect of these matters.

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Restriction on use

The Unaudited Pro Forma Financial Information is prepared for the purpose of inclusion in the Exemption Document. As a result, the Unaudited Pro Forma Financial Information may not be suitable for another purpose. This report is required by the Commission Delegated Regulation (EU) 2021/528 and is given for the purpose of complying with that Delegated Regulation and inclusion in the Exemption Document and for no other purpose.

Responsibilities of the Board of Directors for the Unaudited Pro Forma Financial Information

The Board of the Directors is responsible for preparing the Unaudited Pro Forma Financial Information in accordance with the applicable criteria. Furthermore, the Board of Directors is responsible for such internal control as it determines is necessary to enable the compilation of the Unaudited Pro Forma Financial Information that is free from material misstatement, whether due to fraud or error.

Our responsibilities for the examination of the compilation of the Unaudited Pro Forma Financial Information

Our responsibility is to plan and perform our examination in a manner that allows us to obtain sufficient and appropriate assurance evidence for our opinion.

Our examination has been performed with a high, but not absolute, level of assurance, which means we may not detect all material misstatements, whether due to fraud or error, during our examination.

We apply the applicable quality management requirements pursuant to the ‘Nadere voorschriften kwaliteitsmanagement’ (NVKM, regulations for quality management) and the International Standard on Quality Management (ISQM) 1 and accordingly maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and other relevant legal and regulatory requirements.

Our examination included among others:

•	Identifying and assessing the risks of material misstatement in the compilation of the Unaudited Pro Forma Financial Information, whether due to errors or fraud, designing and performing assurance procedures responsive to those risks, and obtaining assurance-evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from errors, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

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•	Obtaining an understanding of internal control relevant to the examination in order to design assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Assessing whether the criteria applied by management in the compilation of the Unaudited Pro Forma Financial Information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient and appropriate assurance-evidence about whether:

o	the related pro forma adjustments give appropriate effect to those criteria;

o	the pro forma financial information reflects the proper application of those adjustments to the unadjusted historical financial information.

•	Evaluating the procedures undertaken by the Company in compiling the Unaudited Pro Forma Financial Information and evaluating the consistency of the Unaudited Pro Forma Financial Information with the accounting policies of the Company as described in the notes to the consolidated financial statements of the Company as at and for the year ended 31 December 2024.

•	Evaluating the overall presentation of the Unaudited Pro Forma Financial Information.

Amsterdam, 8 May 2025

Deloitte Accountants B.V.

Signed on the original

E.J. Scheffer

6.	DOCUMENTS AVAILABLE

The following documents are available for a period of 12 months following the publication of this Exemption Document on the website of the Bidder (www.mfemediaforeurope.com):

(a) the up-to-date articles of association of the Bidder; and

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(b) the other document incorporated by reference in, and forms part of, this Exemption Document and stated (together with the hyperlink for online consultation) below.

Additionally, this Exemption Document will be available on the Bidder’s website (www.mfemediaforeurope.com).

The following document (the “Document Incorporated by Reference”) which has been published previously or are published simultaneously with this Exemption Document shall be incorporated by reference in, and form part of, this Exemption Document to the extent set out in the “Table of Document Incorporated by Reference” below:

•	P7 consolidated financial statements, auditor’s report, and consolidated management report as of, and for the year ended, 31 December 2024 (“P7 Annual Report 2024”)

Any information referred to in the Document Incorporated by Reference not specifically set out in the “Table of Document Incorporated by Reference” below but included in the Document Incorporated by Reference is either not relevant for an investor or is covered elsewhere in this Exemption Document and shall therefore not be deemed to be included in this Exemption Document, and any statement contained herein or in the Document Incorporated by Reference shall be deemed to be modified or superseded for the purpose of this Exemption Document to the extent that a statement contained in any such subsequent document which is incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Exemption Document.

A copy of the document set out in the “Table of Document Incorporated by Reference” below will be viewable on, and obtainable free of charge from, the website of the Bidder as per the hyperlink set out below such document.

For the avoidance of doubt, any information contained in the aforementioned website (other than the information incorporated by reference in, and forms part of, this Exemption Document) does not form part of this Exemption Document.

Table of Document Incorporated by Reference

Page(s) of Document Incorporated by Reference:
The following sections and subsections of the P7 Annual Report 2024:
Combined Management Report (Zusammengefasster Lagebericht)	78 – 267
Consolidated Financial Statements (Konzernabschluss)
Consolidated Income Statement (Konzern-Gewinn-und Verlustrechnung)	269
Consolidated Statement of Comprehensive Income (Konzern-Gesamtergebnisrechnung)	270
Consolidated Statement of Financial Position (Konzern-Bilanz)	271 – 272
Consolidated Cash Flow Statement (Konzern-Kapitalflussrechnung)	273
Consolidated Statement of Changes in Equity (Konzern-Eigenkapital-Veränderungsrechnung)	274
Notes to Consolidated Financial Statements (Konzern-Anhang)	275 – 359
Independent Auditor’s Report (Bestätigungsvermerk des unabhängigen Abschlussprüfers)	364 – 373
https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/

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Appendix

Excerpt of the MFE’s Annual Report 2024

The Bidder’s annual report, comprising the MFE Consolidated Financial Statements and Explanatory Notes, MFE MEDIAFOREUROPE N.V. Company Financial Statements and Explanatory Notes, Independent Auditor’s Report and Directors’ Report on Operations as of, and for the year, ended 31 December 2024 (the “MFE’s Annual Report 2024 (English version)”) was published on 17 April 2025 in English language and is available on the Bidder’s corporate website (https://www.mfemediaforeurope.com/binary/documentRepository/60/MFE%20Group%20Annual%20Report%202024_2281.pdf).

A German language translation of an excerpt of the MFE’s Annual Report 2024 ("MFE’s Annual Report 2024 (German Translation)") is set forth below.

MEDIAFOREUROPE

ANNUAL REPORT 2024

This copy of the annual report of MFE-MediaForEurope N.V. for the year 2024 is not in the ESEF format as specified by the European Commission in Regulatory Technical Standard on ESEF (Regulation (EU) 2019/815). The ESEF reporting package is available at: www.mfemediaforeurope.com/en/annual-report-2024-esef/

MFE-MEDIAFOREUROPE N.V.

Registered Office: Amsterdam, Netherlands

Headquarters and Tax Residence: Viale Europa 46, 20093 Cologno Monzese, Milan, Italy

Share Capital: EUR 161,676,622.14

Registered with the Dutch Chamber of Commerce (CCI number): 83956859

Italian Tax Code and VAT Number: IT 09032310154.,I

Website: https://www.mfemediaforeurope.com/

MFE-MEDIAFOREUROPE GROUP - Annual Report 2024

Corporate boards	1

Financial Highlights	2

Introduction	3

Directors’ Report on Operations	5
Group Strategy and Business Model	8
Key corporate transactions, equity investments and other significant events for the year	10
Main Group Companies	13
Group Profile and Performance Review by Business Segment	14
Condensed financial statements and segment information	28
Definition and reconciliation of alternative performance measures (APMs or non-GAAP measures)	34
Business Outlook	37
Disclosure of the Main Risks and Uncertainties to which the Group is Exposed	38
Consolidated Sustainability Statement	51
Additional information	198
Corporate governance report	200
Remuneration Policy	247
Remuneration report	267

Consolidated Financial Statements and Explanatory Notes	274
Consolidated Statement of Income	275
Consolidated Statement of Comprehensive Income	276
Consolidated Statement of Financial Position	277
Consolidated Statement of Cash Flows	279
Consolidated Statement of Changes in Shareholders’ Equity	280

Explanatory Notes	281

MFE-MEDIAFOREUROPE N.V. Financial Statements and Explanatory Notes	387

Other Information	469

Independent Auditors’ Reports	496

MEDIAFOREUROPE

# ANNUAL REPORT 2024

## Directors' Report on Operations

DIRECTORS’ REPORT ON OPERATIONS

Dear Shareholders,

Against a continuing backdrop of great instability and despite the staging of major international sporting events which the Group did not have rights to either in Italy or Spain (Euro 2024 until mid July and the Paris Olympics from late July to early August), MFE recorded a strong growth in its consolidated profits, operating profit, net profits adjusted (obtained excluding the non-cash write-down accounted to the equity investment in Prosiebensat1 “P7S1”) and its free cash flow, which were markedly above the company’s growth projections at the start of the year.

These results are a further vindication of the Group’s cross-media broadcaster model and align with MFE’s strategic vision, with the Group continuing – throughout 2024 – to innovate responsibly, to hire young talent, to invest even more heavily in local productions in both Italy and Spain, and to reinforce its position as the largest shareholder in P7S1. In this respect, the broadcaster is acutely aware that it must continue to grow if it is to continue to hold off and challenge the leading global players going forward.

Advertising revenues were a central part of achieving these profits, recording year-on-year growth of +4.7% on a consolidated basis to far exceed expectations once again.

This result was driven by the continued strong performance of gross advertising revenues in Italy, where MFE achieved a year-on-year increase of +6.8% thanks to the positive contribution of all media streams across its cross-media portfolio playing a key role (TV, CTV, digital, radio and DOOH). This performance was markedly better than the market as a whole, which according to Nielsen recorded growth of 4.3% within the “classic” perimeter (all media excluding estimates for OTT investments, search, social and direct mail). With this result, the Group has managed to further consolidate its market share, recording a record high 40.9% (above the 38.3% share recorded in 2019, before the pandemic).

Against a backdrop of increased competition and a greater variation in consumer habits and trends, the advertising sales and audience figures recorded in 2024 are testament to the dominant position enjoyed by Mediaset’s cross-media model as a unitary system that links up core national TV broadcasting activities with radio, online and DOOH media, thus providing advisers with a top-tier total advertising system.

In terms of TV and radio audiences, Mediaset was the number one broadcaster on both traditional and on-demand services in 2024. In particular, according to Auditel’s figures for 2024, Mediaset was once again the leading TV broadcaster among active viewers (commercial target aged 15 to 64) with an audience share of 39.5%, placing the broadcaster eight percentage points ahead of its direct competitor. Moreover, for the second successive year, Mediaset was the leading broadcaster in the 24-hour segment (including events), with an average share of 36.9% of the total audience.

In Spain, where a positive start to 2024 was followed by a post-summer slowdown, the Group – in the midst of bolstering its editorial offering – nevertheless achieved advertising sales in line with the previous year.

Since 1 January 2024, Mediamond (which was 50% owned and thus consolidated using the equity method up to 31 December 2023) is consolidated on a line-by-line basis. Mediamond is the sales house specialised in selling advertising on the Group’s television sites and digital properties and on the websites of Mondadori Group agencies and third-party broadcasters. It also collects advertising revenue from digital out-of-home (DOOH) advertising spaces managed by subsidiary Videowall and third parties.

As a result, the revenues and operating costs since the start of the year were impacted by this change in the scope of consolidation (albeit the overall impact on EBIT is negligible). In particular:

-	Advertising revenues from Group-managed media in Italy incorporated the total digital sales on the Group’s websites and digital properties (in 2023, it included only the revenues attributable to the broadcaster for investee-managed sales) as well as revenues from the sale of advertising space at sites and stations for which subsidiary Videowall directly holds and manages “DOOH” commercial exploitation rights;

-	Total other revenues includes advertising sales from third-party websites and DOOH;

-	personnel costs, costs for acquisitions and services and other costs, as well as other depreciation, amortisation and write-downs include the direct costs related to sales on the Group’s own media and media managed by the two concessionaires.

The main consolidated financial results for the year are summarised below:

Consolidated net revenues increased to EUR 2,949.5 million, a difference of +4.9% compared to the EUR 2,810.4 million recorded in 2023 (+2.5% on a like-for-like basis), largely reflecting the increase in advertising sales.

Gross advertising revenues increased on a consolidated basis to EUR 2,897.8 million (EUR 2,546.7 milion net of agency discounts) up markedly (+4.7%) on the same period of last year. Meanwhile, other revenues grew to EUR 402.7 million from the 2023 figure of EUR 369.4 million; this change was mainly due to the additional revenues associated with the advertising sales from third-party websites and DOOH managed by Mediamond.

Advertising revenues were underpinned by excellent viewership figures throughout the year.

In Italy, Mediaset channels maintained their leadership with the 15-64 commercial target audience in 2024, with a 39.4% share over the 24-hour period, a 38.1% share of the early evening share and a 39.9% share of the daytime slot. Canale 5 was the most watched Italian channel among the commercial target audience across all time slots.

In Spain, GAM’s total free-to-air television offering, including not only the generalistic channels Telecinco and Cuatro but also the thematic channels Factoria De Ficcion, Boing, Divinity, Energy and Be Mad (HD channel), obtained an average share of total viewers, over the 24-hour period, of 24.9% and 27.3% among the commercial target audience.

Total costs (personnel expenses, purchases, services, other costs, amortisation of rights and depreciation of fixed assets) amounted to EUR 2,593.7 million (EUR 2,508.1 million in the same period of 2023); on a like-for-like-basis (with the scope of consolidation unchanged) and excluding the non-recurring items mainly concerned lay-offs and reorganizational expenses (amounted in 2024 to EUR 14.6 million and EUR 15,2 million in 2023) this change was +0.9%, which is below the rate of inflation.

Operating result (EBIT) was positive equal to EUR 355.8 million, compared to the EUR 302.3 million profit recorded the previous year (+17.7%); Consolidated operating profitability was 12.1%, compared to 10.8% in 2023.

Adjusted operating result (EBIT) (i.e. excluding non-recurring items) was EUR 370.3 million.

Filtering into this operating profit was a marked year-on-year improvement in the Group’s financing operations, with a significant reduction in financing costs due to a decline in market rates and a lower consolidated net debt. The Result from investments accounted for using the equity method was negative at EUR -98.5 million (EUR +3.9 million in 2023) due to the write-down of 128.2 million euros (non-cash item) accounted in respect to the shareholding (29.99% of the share capital as at 31 December 2024) held in P7S1. Within the impairment process relating to such shareholding, the carrying amount at 31 December 2024 measured under IAS 28, was aligned at the implicit fair value, deducible on the basis of publicly available information, recognised by the company itself within the recent agreement aimed at the purchase by P7S1 of the non-controlling interests of its non-core activities.

Due to this impairment Group net result was in profit at EUR 137.9 million, compared to the EUR 209.2 million profit recorded in 2023.

Group net result adjusted, excluding for the 2024 the write-down of P7S1 shareholding is equal to EUR 266.1 million (+27.2% compared to 2023).

Free cash flow was extremely high at EUR 343.3 million, markedly up (+22.8%) on the EUR 279.6 million recorded the previous year. This free cash flow also brought down consolidated Net Financial Position significantly from EUR 902.8 million at 31 December 2023 to EUR 691.5 million at 31 December 2024, despite the EUR 140 million in dividends distributed among all MFE shareholders. Excluding the liabilities recognised under IFRS 16 from 2019 onwards, the consolidated Net Financial Position as at 31 December 2024 becomes EUR 587.3 million.

At 31 December 2024, the Workforce of the Mediaset Group companies in the consolidation area numbered 5,194 employees (4,971 at 31 December 2023).

Parent Company MFE closed the year ending 31 December 2024 with a net profit of EUR 189.4 million, compared to a profit of EUR 5.3 million recorded in 2023, result benefitting from income of EUR 300.0 million in relation to the dividends collected from Grupo Audiovisual Mediaset España Comunicación S.A.U. (“GAM”) and recording an impairment loss of -129.1 million euros of the investment held in P7S1.

GROUP STRATEGY AND BUSINESS MODEL

MFE-MEDIAFOREUROPE is the holding group of one of the largest radio and TV broadcasting hubs in Europe. It has its registered office in Amsterdam (the Netherlands) and is tax domiciled in Italy and Spain, where it conducts its main business. MFE’s ordinary A-class and B-class shares are listed for trading on the Euronext Milan stock market regulated by Borsa Italiana S.p.A. The Company’s A-class shares are also listed for trading on the Spanish Stock Exchanges of Barcelona, Bilbao, Madrid and Valencia organised and managed by the relevant stock market management companies (Sociedades Rectoras de las Bolsas de Valores).

The Group is the leading commercial TV operator in the Italian and Spanish commercial TV sector both in terms of ratings and advertising market share, offering free-to-air television programming on major general interest channels (Canale 5, Italia 1 and Rete 4 in Italy, and Tele5 and Cuatro in Spain) and a wide portfolio of semi-generalist and thematic channels available in linear and on-demand OTT services.

In carrying on these activities, the Group oversees the entire media industry value chain, from content acquisition, production and distribution in both free-to-air and pay TV services (entertainment, news, drama, exclusive sports content, cinema) to direct management of advertising revenues from its own media and third-party broadcasters through its concessionaire companies specialised in local (Publitalia, Digitalia and Mediamond in Italy, and Publiespaña in Spain) and international markets (Publieurope). In particular, the MFE Group places a strong emphasis on producing its own local content. Both in Italy and in Spain, the Group’s local content production companies (Medusa Film and Mediterraneo) play a vital role producing and distributing movies and unique entertainment programming and content which, as well as being integrated into the Group’s linear and non-linear services, are also fed to major international OTT and TV broadcasting providers present in the Group’s local markets, such as Netflix, Amazon Prime and Discovery.

MFE is also the largest shareholder of ProSiebenSat.1 Media SE, holding as at 31 December 2024 a 29.99% interest in share capital (30.8% excluding treasury shares). The company, listed on the Frankfurt Stock Exchange and with a broad shareholder base, is one of the largest television media groups in Europe and a market leader in Germany, Austria and Switzerland.

In recent years, the media and entertainment industry has been undergoing rapid and significant change. New technological opportunities are spawning alternative means of distributing programming and content other than traditional products such as FTA TV and radio. This technological progress is leading to the internationalisation of traditional broadcaster models. The multimedia entertainment market is becoming more international as a result, with companies competing on a larger scale in the global marketplace. In addition, customers expect more personalised content with services, content and advertising that meet the demands of technologically engaged viewers and increasingly demanding and sophisticated investors. Overall demand for entertainment content continues to record rates of growth, both in traditional media and on new platforms. This global, more digital marketplace demands better connectivity and network infrastructure, and as such, multimedia entertainment companies are increasingly investing in this. Also in the digital environment, multimedia entertainment companies must invest greater resources to combat the piracy of feature films, TV programmes and other content.

In this increasingly dynamic and complex competitive environment, the Group’s strategy in recent years has targeted the following objectives:

○	Strengthen the Group’s share of the advertising market in both Italy and Spain by offering customers a cross-media portfolio of products and services, while also providing advertisers with linear and non-linear exposure covering the entire commercial target audience, including younger TV audiences;

○	Place an editorial focus on local and original entertainment content, films and series, and FTA football events as the primary catalyst for capturing viewer attention;

○	Constantly review and optimise the Group’s content mix (less American and more local content);

○	Roll out a platform expansion strategy to make the Group’s FTA content available “anywhere, anytime and on any device” – not only linearly to all television sets, but also to other devices (mobile, PC, tablet, game console, etc.) and at any time (on demand);

○	Strengthen the Group’s DTC (direct-to-consumer) offering with a wide variety of content (from local entertainment to live sports and blockbuster movies) and by integrating different business models (from free-to-air to pay-per-view) into a single platform;

○	Constantly optimise the Group’s organisational model, with a view to digital transformation, so as to enable cost savings and further efficiencies and to ensure that suitable reskilling and professional skills development processes are in place.

By pursuing these lines of action, the Group has been able to gradually and decisively improve its profits and cash generation. In the coming years, technological innovation, consumer behavioural trends, the development of new business models and other potential industry-specific developments are expected to pose significant challenges. However, they will also create major opportunities for players in the increasingly complex media and entertainment sector as – in addition to traditional local broadcasters, content providers, pay TV broadcasters, OTT players – media agencies are growing increasingly able to disintermediate the supply content of national broadcasters and to adopt hybrid supply models supported by both subscriptions and advertising sales.

In this context, the Group operates with two main focus lines.

○	Keep concentrating on the lines of action set out above with the aim of further improving the efficiency and effectiveness of its business units – this should be achieved by closely monitoring its role as a socially responsible broadcaster, continually pursuing the highest standards of excellence both in the welfare, training and development of in-house skills and in ongoing investment in having an innovative service offering;

○	Play a significant role in the ongoing process of consolidating the European media industry in the medium/long term by targeting and seizing external growth opportunities in Europe and creating a pan-European media group in the (linear and non-linear) media and content sector, starting from its strong consolidated position in its reference markets. The Group’s long-term strategic goal of achieving a greater scale and a European footprint on media industry is considered functional to the Company’s future development, as it will grant operational advantages both in terms of economies of scale and scope (e.g. streaming technology, AdTech) and new business opportunities that the current local scale do not allow (e.g. advertising, content production and distribution). In this context, the MFE Group aims to create a pan-European media group through a process of progressive cross-country consolidation: A new group of national television broadcasters with the goal of producing local content, which will work to build a large-scale, European technological and commercial platform. The merger project between MFE and Mediaset España completed during the previous year is a key step in building a European television hub that can compete internationally with greater cohesion and at a suitable size.

KEY CORPORATE TRANSACTIONS, EQUITY INVESTMENTS AND OTHER SIGNIFICANT EVENTS FOR THE YEAR

Change in the scope of consolidation

As a consequence of the acquisition by Publitalia’80 of the 50% stake in Mediamond S.p.A. held by Direct Channel S.p.A. (a subsidiary of Arnoldo Mondadori Editore S.p.A.), the company (jointly owned by Publitalia and Mondadori until 31 December 2023, up to which date it was accounted for in the consolidated financial statements using the equity method) and its wholly owned subsidiary Videowall S.r.l. are consolidated on a line-by-line basis commencing 1 January 2024.

Mediamond S.p.A. is the sales house specialised in selling advertising on the Group’s television sites and digital properties and on the websites of Mondadori Group agencies and third-party broadcasters. It also collects advertising revenue from digital out-of-home (DOOH) advertising spaces managed by subsidiary Videowall and third parties. The Group’s acquisition of this controlling interest in Mediamond strengthens its unique portfolio of the own and third-party assets it manages in Italy in segments of the market with a high growth potential.

In Spain, Grupo Audiovisual Mediaset España Comunicación, S.A.U. (“GAM”) acquired, at the beginning of March, a 70% controlling stake in La Fábrica de la Tele (subsequently renamed to Radical Change Contents S.L.), a company in which GAM previously held a 30% indirect minority interest through the investee Producción y Distribución de Contenidos Audiovisuales Mediterráneo, S.L.U., which is consolidated using the equity method. This company, which was fully consolidated from 1 March 2024, provides TV and web content production and advertising campaign creation services to third parties.

The line-by-line consolidation of these companies did not have any significant impact on the Group’s financial results during the period, albeit resulting in the consolidation of additional advertising revenues from own and third-party media and their related direct and operating costs, particularly with regard to Mediamond. The Consolidated Net Financial Position for the period saw a positive net impact of EUR 6.8 million in net cash balances as a result of these changes (resulting from the outlays incurred for the acquisition of the controlling interests, less the outstanding cash and cash equivalents of the companies on the acquisition date).

Equity investment in ProSiebenSat1 Media SE (“P7S1”)

During the first quarter of the year, the Austrian antitrust authorities authorised MFE to exceed the de facto control thresholds provided for in EU and Austrian antitrust law.

Starting from 31 March 2024 following the cash-settled unwinding of the outstanding hedging contracts still in place in respect of the 3.3% share of P7S1 capital, also this share has been classified as an investment in associates under IAS 28.

On 30 April 2024, the Annual General Meeting (“AGM”) approved a resolution to distribute a dividend of EUR 0.05 per share for the year 2023. As a result of this resolution, MFE received total dividends of EUR 3.4 million gross during the period for its share in the company.

During the second half of the year, MFE further adjusted its stake in P7S1 to 29.99% of share capital (30.8% of voting rights and economic interests net of treasury shares at 31 December 2024).

P7S1 reported a net profit attributable to the parent company’s shareholders of EUR 51 million for 2024. This result was influenced – in the amount of EUR -212 million – by P7S1’s share of the impairment of goodwill attributable to the Dating and Video sector (in which P7S1 holds a controlling stake of 55%).

As a consequence of this result, MFE’s consolidated income statement for 2024 includes in the caption Result from investments accounted for using the equity method was an income of EUR +15.5 million (26.3% in the first quarter, 29.8% in the second quarter, 30.8% in the third and fourth quarters).

The carrying amount of this investment at 31 December 2024 includes a notional goodwill of EUR 172.4 million calculated on the corresponding portions of the investee’s shareholders’ equity at 30 June 2023 and at the subsequent reference dates on which the various owned and newly acquired shares were classified under IAS 28. This value was confirmed as definitive as at 30 June 2024, when the purchase price allocation (PPA) process was completed in compliance with IFRS 3, as reported in Note 7.6 below.

At 31 December 2024, the carrying amount of MFE’s investment in P7S1, equal to measured in accordance with IAS 28 (EUR 578.4 million) before any impairment test was still higher than its stock market value (EUR 346.4 million).

The observation of the implicit value of P7S1 recognized by the Company itself in March 2025 in the transaction for the agreement aimed at the purchase by P7S1 , also through the use of own shares, of the non-controlling interest of the non-core assets, combined with two other elements defining the valuation framework: (i) the downward revision of the multi-year consensus forecasts of the analysts that occurred after the publication of the Company’s 2024 consolidated results and (ii) the prolonged and significant negative difference between the carrying value and the stock market value, made it necessary to make to recognize a partial impairment loss of the notional goodwill determined in an amount equal to 128.2 million euros to align the carrying amount of the investment to its recoverable amount determined on the basis of publicly available information to the higher of the Fair value and the Value in use, both determined on the basis of publicly available information.

Third-party advertising sub-concession agreements

On 11 March 2024, Digitalia 08 and Dazn renewed their agreement granting Digitalia ‘08 exclusive rights to advertising sales for Serie A Enilivefor the three-year period 2024-2027. This strategic agreement between the sports live streaming platform and the MFE Group’s advertising concessionaire was a major contributor to advertising sales during the first 2021-2024 rights cycle, generating greater revenue than any previous Serie A deal in history.

MFE distribution of dividends

On 19 June 2024, the General Shareholders’ Meeting of MFE approved the distribution of a unit dividend of EUR 0.25 per ordinary MFE A-class and MFE B-class share in circulation on the ex-dividend date of each coupon (thus excluding treasury shares at that date), resulting in a total payout of EUR 140 million during the year.

MFE medium/long-term incentive plan regulations

On 4 October 2024, the Board of Directors of MFE-MEDIAFOREUROPE N.V. (“MFE”) completed their assessment of the conditions set forth in the Medium/Long–Term Incentive and Loyalty Plan 2021-2023 (the “Plan”). Thereupon, in furtherance of the Plan and in exercise of the authorisation granted at the MFE Ordinary Shareholders’ Meeting of 19 June 2024, the Board resolved to increase the share capital, against no consideration, by allocating the available reserves to the Plan beneficiaries in accordance with the Plan’s regulations. Following this resolution, on 8 October 2024, 452,650 new ordinary MFE A-class shares were issued for trading, each with a par value of EUR 0.06 and each granting 1 voting right, regular dividend entitlements and a type-2 dividend coupon.

Multi-year renewal of full-service contract with EI Towers

On 19 December 2024, Elettronica Industriale S.p.A. (an indirect subsidiary of MFE) and EI Towers S.p.A. (in which MFE holds a 40% shareholding) agreed in writing to renew the Full Service Contract due to expire on 30 June 2025. The new agreement introduces certain amendments to reflect technological and organisational changes that have since occurred in the sector and will be in force from 1 July 2025 until 30 June 2032.

–	Under this agreement, EI Towers will provide the Group over the coming years with: hosting facilities services for the nationwide distribution and broadcasting of DVB-T and – in future – DVB-T2 signals pertaining to Elettronica Industriale’s three current multiplexes; an uplink service for broadcasting of the Tivùsat Mux and related technical, administrative, maintenance, monitoring and control services; and a technological design, planning, expertise and advisory service.

By virtue of this agreement, the parties concurrently entered into a sales agreement in which Elettronica Industriale S.p.A. will sell to EI Towers S.p.A., from 1 July 2025, operational assets (transmitters, radio links and related switches) which are currently owned by Elettronica Industriale S.p.A. and operated by EI Towers under the Full Service Contract, so that these may be used by EI Towers to render the services under the Turnkey Services Agreement. As consideration for the sale, EI Towers will pay Elettronica Industriale a total amount of EUR 20 million. The carrying amount of these assets at 31 December 2024 has been reclassified from non-current assets to the separate item “Non-current assets held for sale”, in accordance with IFRS 5.

MAIN GROUP COMPANIES

MFE - MEDIAFOREUROPE N.V.
32.27%
Nessma Broadcast SA
34.12%
Nessma SA
40%
EI Towers S.p.A.
100%
MEDIASET S.p.A.
100%
MFE Advertising S.p.A.
100%
Grupo Audiovisual Mediaset EspañaComunicacion SAU
29.99%
ProSiebenSat.1 Media SE
R.T.I. S.p.A.
100%
100%
PUBLITALIA '80 S.p.A
AUDITEL S.r.l.
26.67%
100%
Radiomediaset S.P.A.
Elettronica Industriale SpA
100%
Medusa Film S.p.A.
100%
MEDSETFILM S.a.s.
100%
BOING S.p.A.
51%
Fascino Produzione Gestione Teatro S.r.l.
50%
Tivù S.r.l.
48.16%
Titanus Elios S.p.A.
30%
SUPERGUIDATV S.r.l.
49%
Love my Pets S.r.l.
49%
RMC Italia S.p.A.
100%
Radio Studio 105 S.p.A
100%
Virgin Radio Italy S.p.A.
99.99%
MONRADIO S.r.l.
100%
Radio Subasio S.r.l.
100%
Radio Aut S.r.l.
100%
Digitalia '08 S.r.l.
100%
Beintoo S.p.A.
80%
MEDIAMOND S.p.A.
100%
Videowall S.r.l.
100%
Adtech Ventures S.p.A
50%
50%
25%
European BroadcasterExcange (EBX) Limited
Publieurope Ltd
100%
Dr Podcast Audio Factory Limited
70.06%
Publieurope SAS
100%
Publiespana SAU
100%
Publimedia Gestion SAU
100%
NETSONIC SLU
100%
ANINPRO CREATIVE SL
52.47%
BE A TIGER SLU
100%
BE A IGUANA SLU
100%
Engage 2021 SLU
100%
Social Halo 2021 SLU
100%
Social 15D 2021 SLU
100%
Grupo Editorial Tele 5 SAU
100%
Mediacinco Cartera SLU
100%
Advertisement 4 Adventures, SLU
100%
CONNECTA5 TELECINCO SAU
100%
30.83%
Ivoox Global Podcasting Service SL
Radical Change Contents SL
70%
30%
Producción Y Distribución Mediterráneo, SLU de Contenidos Audiovisuales
100%
Telecinco Cinema SAU
100%
34%
Furia de Titanes II, A.I.E.
MegaMedia Television SLU
100%
Supersport Television SL
62.5%
El Desmarque Portal Deportivo SLU
100%
Alma Productora Audiovisual SL
30%
Bulldog TV Spain SL
30%
Unicorn Content SL
30%
Producciones Mandarina SL
30%
Alea Media ESTUDIO SA
45%
Fenix Media Audiovisual SL
40%
Companies consolidated on a line-by-line basis
Companies consolidated by equity method

GROUP PROFILE AND PERFORMANCE REVIEW BY BUSINESS SEGMENT

MFE is a leading pan-European media group with a diversified portfolio comprising television, radio, digital and on-demand services, including OTT. MFE has a strong presence throughout the media value chain, from the acquisition, production and distribution of free and pay TV content through specialist companies, to the direct management of media advertising sales through its own concessionaires.

In Italy, Mediaset is the leading operator by audience share and advertising market share in the commercial television broadcasting sector, with three of Italy’s biggest general interest networks (Canale 5, Italia 1, Retequattro) and an extensive portfolio of thematic free-to-air and pay TV channels - both linear and non-linear/OTTV) - with a broad range of cinema, TV series and children’s channel content. In recent years, Mediaset has also set up its own radio segment through acquisitions, bringing together four of the largest national broadcasters.

In Spain, MFE operates through Grupo Audiovisual Mediaset España, the leading Spanish commercial television broadcasting group with two main general interest channels (Telecinco and Cuatro) and a range of free-to-air thematic channels. The Group is also active in content production, OTT services and digital publishing activities.

ITALY

Media and distribution platforms are becoming more and more integrated in response to developments in the advertising market. In the television sector, in particular, competition has led to a proliferation of multichannel and multi-platform offerings, which has influenced advertising as much as production and editorial strategies.

For advertising, different media need to be managed articulately to maximise their viewer reach and leverage information profiling of the various target audience segments. Production and editorial operations, on the other hand, require coordination and synergy for content planning and strategies acquisition.

In this environment, the MFE Group has developed an integrated television free-to-air/pay television, linear/non-linear content model, which generates synergies and leverages the know-how gained over the years from producing entertainment, news and analysis programmes, together with the distinctive expertise developed by the subsidiary Medusa in movie distribution, in addition to the acquisition of sports, film and television series content from third-parties.

Also in keeping with this model is the development of web activities, increasingly oriented towards free online television-based video – with the capacity to rebroadcast and amplify content and supply, as well as launching original products.

The integrated television offer model consists of the following core business areas and other activities core business:

○	original content production and third-party content acquisition, driving the broadcaster’s offering and programming of generalist and thematic television; these activities have associated costs of production and self-produced content creation (news, entertainment drama) – key investments include the acquisition of multi-year rights licences from third parties, particularly for films and TV series supported by the Group;

○	editorial content distribution for linear and non-linear, and free-to-air and pay-per-view television across various platforms and for radio content by Group broadcasters;

○	advertising sales, through the Group’s concessionaires Publitalia ‘80 (TV advertising), Digitalia ‘08 (radio advertising) and Mediamond (online and DOOH advertising) – these activities underpin the Group’s main source of revenue, namely the sale of advertising space on managed media with a view to cross-media coverage;

○	other activities: film production and distribution through Medusa Film, advertising concessions of third-party publishing houses in Italy through Digitalia (radio, Dazn, Monza Calcio) and Mediamond (online, DOOH and written press) and of foreign media through Publieurope, as well as publishing, licensing and merchandising activities. These activities generate other revenue components, in particular through film distribution and the sale and/or sublicensing of content and multiplatform rights, as well as the rental of transmission capacity to other sector operators and the sale of advertising space from third-party concessions.

CONTENT PRODUCTION AND ACQUISITION

Productions

The following table shows the hours of final programme time and the number of in house programming produced in 2024 by the subsidiary RTI SpA - which heads TV broadcasting activities in Italy by type of programme, broken up by general interest channels and thematic channels/semi-generalist channels.

Type	Final programme time (hours)		Productions made
	2024	% total	2024	% total
Drama	-	-	-	-
News	4,840	44.1%	38	17.8%
Sport	596	5.4%	14	6.5%
Entertainment	2,717	24.8%	91	42.5%
Culture	48	0.4%	2	0.9%
Telesales	17	0.2%	19	8.9%
Promo and Advertising	28	0.3%	7	3.3%
Total Generalist Networks	8,246	75.1%	171	79.9%
News	1,958	17.8%	6	2.8%
Sport	205	1.9%	12	5.6%
Entertainment	522	4.8%	10	4.7%
Culture	36	0.3%	6	2.8%
Promo and Advertising	10	0.1%	9	4.2%
Total Thematic and Semi-Generalist Networks	2,731	24.9%	43	20.1%

Total	10,977	100.0%	214	100.0%

Acquisition of Broadcasting Rights (Movies, TV Series)

RTI S.p.A. stocks the biggest broadcasting rights library in Italy and one of the biggest in Europe.

The Company’s objective is to manage the Mediaset Group’s asset base of TV broadcasting right by acquiring, developing and producing rights for domestic broadcasting on Free TV and Pay TV.

The table shows the breakdown, by type, of the library of TV broadcasting rights acquired by the Mediaset Group for Free TV and Pay TV as at 31 December 2024:

Breakdown of TV Broadcasting Rights Library at 31 December 2024	Free Tv		Pay TV-PPV
	No. of titles	Episodes	No. of titles	Episodes
Film	4,568	4,568	1,069	1,069
Telefilm	738	15,307	213	3,733
Telenovelas	42	4,161	-	-
Mini-series	301	1,313	57	300
Soap operas	10	1,300	2	60
TV movies	650	680	118	142
Documentaries	493	1,869	16	179
Others (Musicals, Variety, Short, etc.)	149	149	1	3
Total	6,951	29,347	1,476	5,486

LINEAR AND NON LINEAR, FREE-TO-AIR AND PAY PER VIEW CONTENT DISTRIBUTION

Linear, free-to-air offering

The Group’s linear free-to-air offering currently consists of 20 channels covering all major targets for advertisers, including three long-standing general interest channels (Canale 5, Italia 1 and Rete 4), and the thematic channels Boing, Boing Plus, Cartoonito, Iris, La 5, Mediaset Extra, Italia 2, Top Crime, Cine 34, TgCom 24, R101 TV, Virgin Radio TV, Radio 105 TV, RMC TV, Twentyseven, Canale 20 and Focus.

The Group’s general interest channels — Canale 5, Italia 1 and Retequattro — are controlled by RTI SpA, which is responsible for the creation and development of programme schedules, the production of original content and the acquisition of television rights. The Mediaset Networks’ overall offering is designed to attract audiences between the ages of 15 and 64, which is the target audience of greatest interest for advertisers and a segment in which Mediaset is a strong market leader.

Canale 5 is the Group’s main network and is targeted at the modern Italian family.

Italia 1 is the leading Italian channel for younger viewers.

Rete 4 is Mediaset’s leading network among younger viewers.

The free-to-air multichannel offering includes the following channels:

Boing was the first Italian free-to-air children’s channel. The channel was set up as a joint venture between R.T.I. S.p.A., which holds 51% of the share capital of Boing S.p.A., and Turner Broadcasting System Europe, a Warner Bros Discovery company which owns the rights to some of the world’s most popular cartoons.

Cartoonito is a channel aimed at pre-school-age children (up to 6 years old). Like Boing, it is a joint venture between Mediaset and Turner Broadcasting Systems Europe Limited. Cartoonito is targeted at a more specific audience than Boing.

Boing Plus re-broadcasts programming on the “Boing” and “Cartoonito” channels one hour later than the original channels.

Iris is a thematic channel focused on quality films. In addition to all the great movie classics, it also broadcasts programmes about cinema news, film stars and leading film festivals.

La 5 features programmes targeted at a modern female audience.

Mediaset Extra is a thematic channel that broadcasts a selection of the best in Mediaset entertainment programmes from the past and present. It enables viewers to re-watch the best programming from the Mediaset’s generalist networks a day later and during a different viewing slot.

Italia 2 is the network targeted at young adult males. It features TV series, sitcoms, cult cartoons and sports and music programmes, in addition to live sports coverage of events such as world championship motorcycle racing.

Top Crime is the network dedicated to the investigation and police drama genre

Cine 34 (“Italy to the Cinema”), officially launched on 20 January 2020 boasts programming exclusively focused on Italian cinema.

Tgcom24 is Mediaset’s all-news channel. Broadcast free-to-air, 24-hours a day, it also online at Tgcom24.it and viewable on smart phones and tablets through free apps.

R101 TV is the thematic channel affiliated with R101, which covers music; it broadcasts music videos on rotation and some repeats of concerts already broadcast on Italia 1.

Virgin Radio TV is the thematic satellite channel affiliated with Virgin Radio, which covers music; it broadcasts music videos on rotation.

Radio 105 TV is the simulcast channel relaying the music programming aired on Radio 105.

RMC TV is the thematic channel affiliated with Radio Montecarlo, which covers music; it broadcasts music videos on rotation via satellite as part of the Sky and TivùSat package.

Canale 20 is the channel airing TV series and sporting events.

Focus is the TV version of Italy’s most read cultural and scientific magazine, covering science, nature, environment, animals, technology, history and current events with simple, clear and compelling language.

Twentyseven, which launched at 17 January 2002, is a channel focused on delivering film and TV series content, which aims to build a chilled, cheerful, stress-free, anxiety-free and fear-free programming.

The Group’s linear free-to-air service is transmitted through the digital multiplexes of Elettronica Industriale, which manages traffic to and from the various production centres of parent company RTI SpA, making use of the infrastructure and services provided by investee EI Towers SpA.

The following table shows details of the programme schedules for 2024 for the different types of free-to-air offerings (generalist, semi-generalist and thematic), broken down by the main television genres attributable to in-house productions and rights purchased by third parties.

Mediaset Networks schedules - Broadcasting hours 2024

Type	Generalist Networks		Semi- Generalist Networks		Pay		Total Mediaset Networks
Film	3,769	14.3%	19,517	13.1%	264	3.0%	23,550	12.8%
Drama	9,205	34.9%	36,659	24.5%	1,434	16.3%	47,298	25.6%
Cartoons	373	1.4%	27,922	18.7%	-	0.0%	28,295	15.3%
Total rights	13,347	50.6%	84,098	56.3%	1,698	19.3%	99,143	53.7%

News	6,984	26.5%	10,301	6.9%	2,977	33.9%	20,262	11.0%
Sport	806	3.1%	499	0.3%	326	3.7%	1,631	0.9%
Entertainment	4,500	17.1%	45,633	30.6%	3,720	42.3%	53,853	29.2%
Culture	715	2.7%	8,797	5.9%	63	0.7%	9,575	5.2%
Telesales	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Total productions	13,005	49.4%	65,230	43.7%	7,086	80.7%	85,321	46.3%

Total	26,352	100%	149,328	100%	8,784	100%	184,464	100%

Mediaset’s total audience over the 24-hour period in 2024 averaged 8.153 million viewers.

Mediaset’s general interest networks continued to lead the ratings for the commercial target among viewers aged 15 to 64 in all time slots, while Canale 5 attracted the highest number of viewers in the Day Time slot and Italia 1 beat its competitor Rai2 both among the total audience in the Prime Time slot and among the commercial audience in all time slots.

	Individuals			Commercial Target
SHARE YEAR 2024	24 hours	Prime Time	Day Time	24 hours	Prime Time	Day Time
Canale 5	17.1%	15.0%	17.9%	17.5%	16.7%	18.1%
Italia 1	4.8%	6.1%	4.5%	6.6%	7.6%	6.5%
Rete 4	4.2%	4.4%	4.3%	3.1%	3.1%	3.2%
Generalist Networks	26.1%	25.5%	26.7%	27.2%	27.4%	27.8%
Semi-Generalist Networks, Premium Cinema Channels and TV Series	10.9%	10.2%	10.6%	12.2%	10.7%	12.1%
Total Mediaset Networks	37.0%	35.7%	37.3%	39.4%	38.1%	39.9%

Free-to-air and pay non-linear offering

Mediaset Infinity is the digital hub of Mediaset’s video services, making all Mediaset programming available to users live and for free through its linear services – with integrated Live Restart mode – and through its free or pay non-linear services (Infinity+), which are also available on the OTT platforms Amazon Prime and TIMVision and across desktop devices, mobile devices, smart TVs, STBs, game consoles and dongles. Mediaset Infinity promotes digital extension initiatives for free to air programmes (Radio and TV), as well as digitally enhancing free-to-air programmes themselves by launching TV series and exclusive events content in synergy and integration with the Spanish subsidiary (popular Spanish TV series spin-off “Un Paso Adelante Next” in 2024). It also hosts an abundant library of movies and TV series, and exclusive digital content (live and on-demand, vertical channels, self-produced content, and content from other broadcasters).

In terms of international synergies, Mediaset Infinity has expanded its offering thanks to the season-two releases of selected TV drama series acquired by Mediaset España and the new collaboration with Red Arrow (P7S1) which has resulted in three TV series being offered on the platform.

MFE’s internationalisation plan will see the full convergence of its Italian and Spanish OTT product as part of a new “Single OTT” project. Consequently, the current Mitele platform will be replaced by an enhanced Mediaset Infinity platform in 2025, with productions adapted as necessary to serve both markets. As well as achieving cost synergies, converging both country’s products into a single digital OTT product aims to provide a unique digital user experience across all European markets in which the Group operates.

Together, Mediaset’s websites and apps reached an average of 24 million unique media users per month in 2024, generating 268 million page views a month on average. (Source: Audiweb media Jan-Nov 2024).

Also in terms of video content streaming, Mediaset was once again the leading broadcaster in 2024 with a share of 49.5% of total time spent (TTS) according to figures from Auditel Digital, handing Mediaset a +11.4 point lead over the number-two broadcaster in the market. Mediaset’s lead is even more stark in terms of number of legitimate streams, with a 53.7% share in this metric (Source: Auditel Digital).

In terms of video streams, Mediaset properties (first and second-screen) garnered more than 919 million total viewing hours in 2024, a +43% increase compared to 2023.

The Mediaset Infinity platform remained the platform of choice for streaming the Group’s video content, adding to the growth in total viewing figures with TTS growing by +48% year on year (Source: Mapp Intelligence). This metric also rose among registered users, who accounted for 90% of total time spent (+6pp YoY).

RADIO OFFER

In the three-year period 2016-2018, the Group established its commercial radio sector through a series of acquisitions of 5 radio stations: R101, Radio 105 and Virgin Radio Italy, RMC and Radio Subasio, each having its own specific target audience. Each broadcaster develops an integrated system (radio, TV, digital and social media) to offer listeners and community users exclusive user experiences and content (Instagram, Facebook, TikTok, Twitter, You Tube, web radio, app). Each broadcaster is also strongly represented as an official radio station and partner of major music festivals, concerts, and cultural and sporting events organised throughout the country, at which they are a mouthpiece not only for music but also for environmental and sustainability issues. According to figures from TER, RadioMediaset (Radio 105, Virgin Radio, R101, Radio Monte Carlo, Radio Subasio) was again the leading group among Italian radio broadcasters with an average quarter-hour share of 1,321,000 listeners in 2024.

R101 is a music station that focuses on music and entertainment for a purely adults target audience.

Radio 105 is a station that focuses on musical and entertainment radio station for the young adults target by developing a strong brand identity (“Radio 105: Proud to be different”).

Virgin Radio Italy is a true international Lovemark: its strong Style Rock music positioning puts musical programming at its heart, featuring carefully selected songs and the right balance of current and classic songs.

Radio Monte Carlo is the Principality of Monaco’s Italian radio station. It is an internationally recognised and highly prestigious brand.

Radio Subasio is a local radio station with network-like ratings. It is primarily targeted at family audiences, with its pop-heavy format giving ample airtime both to Italian music and to international smash hits. Established more than 40 years ago, it is the leader in radio broadcasting in Central Italy.

ADVERTISING

The Group operates through three wholly owned advertising sales agencies in Italy: Publitalia ’80, exclusive concessionaire of free-to-air Mediaset networks; Digitalia ’08, concessionaire for Mediaset and third-party radio media and sub-concessioned to manage advertising sales for 2024-2027 Enilive Serie A (to which Dazn holds exclusive rights for the three-year periods 2021-2024 and 2024-2027) and Monza Calcio; and Mediamond (a joint venture with Mondadori until 31 December 2023), concessionaire dedicated to selling advertising on the Group’s websites and on the websites of Mondadori Group agencies and third-party broadcasters, as well as digital out-of-home (DOOH) advertising spaces managed by subsidiary Videowall and third parties.

The table below show the “classic area” of the advertising market in Italy (which excludes direct mail investments) based on data released by ACNielsen.

	2024		2023 (*)		Change
Media	EUR M	Stake %	EUR M	Stake %	%
Printed press	585	10.3%	633	11.6%	-7.5%
Television	3,865	67.7%	3,601	65.8%	7.3%
Radio	408	7.1%	399	7.3%	2.2%
Outdoors	162	2.8%	163	3.0%	-0.6%
Cinema	14	0.3%	12	0.2%	23.5%
Digital	531	9.3%	526	9.6%	1.0%
Transit	127	2.2%	124	2.3%	2.4%
Out of home TV	12	0.2%	13	0.2%	-9.7%
Total market (classic area*)	5,705	100%	5,471	100%	4.3%

(*) Not including direct mail.

OTHER OPERATIONS

Film distribution

Medusa Film SpA is one of Italy’s biggest and most historic film distribution companies. The company mainly coproduces and distributes Italian and foreign films in Italy and then leverages the entire the life cycle of the product, from cinema releases to the sale of television rights in all their various forms.

International advertising

Publieurope Ltd. is the Group company that manages the Group’s strategy on the European advertising market. Its mission is to use cross-media coverage to raise additional revenue through advertisement investments by international clients. It does so by maintaining constant contact with the headquarters of multinationals, by researching and engaging new foreign clients interested in making advertising investments in the Italian market and seeking out new concessionaires and new products in other countries.

SPAIN

Grupo Audiovisual Mediaset España is the leading private television group in Spanish commercial television in terms of viewers and advertising revenues and one of the most profitable groups in Europe in the sector.

The Group operates in Spain mirroring the MFE Group in Italy as an integrated television group in the following areas of activity:

○	Advertising revenues of Group-owned television media via the advertising sales company Publiespaña Group

○	Advertising revenue on non-television media, both Group-owned and third-party

○	Generalist television on nationwide channels Telecinco and Cuatro

○	Multichannel broadcasting, with free thematic channels: Energy, a thematic channel with sport content targeted at a young male audience; FDF (Factoría de Ficción), featuring Spanish and international drama series; Boing, a children’s entertainment channel; Divinity, targeted at a young female audience. Be Mad, targeted at a male audience (between 16 and 44 years)

○	OTTV activities via the Mitele and MitelePlus streaming platforms

○	Internet (via the company Conecta 5).

THE ADVERTISING MARKET

The table below show the advertising market in Spain based on data released by Infoadex.

	2024		2023		Change
Media	EUR M	Stake	EUR M	Stake	%
Printed press	339	5.5%	341	5.5%	-0.5%
Television	1,481	23.9%	1,482	24.0%	-0.1%
Local television	90	1,5%	94	1.5%	-4.6%
Magazine	127	2.0%	126	2.0%	0.6%
Radio	489	7.9%	461	7.5%	6.0%
Outdoors	432	7.0%	407	6.6%	6.2%
Cinema	23	0.4%	20	0.3%	13.3%
Thematic Channels	77	1.2%	76	1.2%	0.6%
Internet	3,129	50.6%	2,930	47.4%	6.8%
Total market	6,187	100%	5,939	100%	4.2%

BROADCASTING AND AUDIENCE SHARE

In 2024, the audience figures of Gruppo Mediaset España were as follows:

	Individuals			Commercial Target
SHARE YEAR 2024	24 hours	Prime Time	Day Time	24 hours	Prime Time	Day Time
Telecinco	9.8%	9.3%	10.1%	10.0%	9.6%	10.1%
Cuatro	5.5%	6.1%	5.2%	6.2%	6.8%	5.9%
Generalist Networks	15.3%	15.4%	15.3%	16.2%	16.4%	16.0%
Total Semi-Generalist and Thematic Networks	9.6%	8.8%	9.9%	11.1%	9.5%	11.8%
Total Mediaset España Networks	24.9%	24.2%	25.2%	27.3%	25.9%	27.8%

The table below shows the breakdown of Mediaset España’s scheduling programme in 2024

	Mediaset España schedule - Broadcasting hours 2024
Type	Generalist Networks		Thematic Networks		Total Mediaset Networks
Film	1,125	6.4%	9,920	22.6%	11,045	18.0%
Drama	670	3.8%	24,146	55.0%	24,816	40.4%
Cartoons	0	0.0%	7,185	16.4%	7,185	11.7%
Total rights	1,795	10.2%	41,251	94.0%	43,046	70.0%

News	3,203	18.2%	0	0.0%	3,203	5.2%
Sport	115	0.7%	16	0.0%	131	0.2%
Entertainment	3,133	17.8%	1,800	4.1%	4,933	8.0%
Culture	9,323	53.1%	854	1.9%	10,177	16.6%
Total productions	15,774	89.8%	2,670	6.0%	18,444	30.0%

Total	17,569	100%	43,921	100%	61,490	100%

CONTENT PRODUCTION AND DISTRIBUTION

Grupo Audiovisual Mediaset España manages its own content distribution business through the creation of Producción y Distribución de Contenidos Audiovisuales Mediterráneo S.L.U., a company incorporated with the intention of bringing together all of the Group’s production companies under a single organisational structure so as to maximise both the marketing of content internationally and the main video-on-demand subscription platforms. These companies produce audiovisual, film and digital content, across entertainment, drama, film, sport and digital formats, aimed at acquiring and developing international formats, including by entering into agreements with other independent producers.

TV RIGHTS INVESTMENTS

Last year, Grupo Audiovisual Mediaset España continued to invest in television broadcasting rights. Investment policy was focused not only on consolidating Spanish drama series, as well as on providing a stream of high-quality content both for the main channel and for new thematic channels, with a view to building up its television rights library and defending audience share in the future, and with it the Spanish group’s advertising revenues.

Spanish television broadcasters are required by law to invest at least 3% of their operating revenues in Spanish and European film productions. At Mediaset España, this legal obligation has been taken up as a business opportunity, and through the subsidiary Telecinco Cinema SAU the group has been producing quality feature films for some years.

DIGITAL FREE-TO-AIR AND PAY NON-LINEAR SERVICES

The Group’s websites include the web channels Mitele.es (live online streaming platform), Mtmad.es (exclusive online video platform), Eltiempohoy.es (weather page), Yasss.es (website with content aimed at millennials), Uppers, Mediaset.es (website presenting the Group’s corporate content), El Desmarque (football and sports news website) and Nius Diario (news website), in addition to apps broadcasting the Group’s main content (Mitele, Mediaset Sport, Gran Hermano) and the social media accounts of each channel, program or series (Facebook, Twitter and Instagram).

MAIN INVESTMENTS

MAIN ASSOCIATES AND JOINT-VENTURE INVESTMENTS

MFE is the largest shareholder of ProSiebenSat.1 Media SE with a total shareholding of 29.99% in share capital (30.8% excluding treasury shares as at the reporting date). ProSiebenSat.1 Media SE is one of the largest television media groups in Europe and enjoys a position of leadership in Germany, Austria and Switzerland. It has a broad shareholder base and is listed on the Frankfurt Stock Exchange.

EITowers is a subsidiary of the F2iSGR private equity fund, which is 40%-owned by MFE-MEDIAFOREUROPE N.V. The EI Towers Group is one of the largest operators in integrated service network infrastructure for electronic communications, serving radio and television broadcasters and mobile and wireless telecommunications providers under long-term agreements. In particular, EI Towers provides its clients with hosting facilities on its infrastructure (transmission “towers” or “stations”) for transmission plant and signal broadcasting antennae, as well as a range of high-tech services in design, planning, technical assistance, ordinary and extraordinary maintenance, and logistics. In addition, the group manages broadcast contribution links the television productions of other domestic broadcasters covering sporting events and news programmes. It does so using its own operating centres and satellite and fibre-optic network infrastructure. Under a multi-year full-service agreement running from 1 July 2018 to 30 June 2025 and renegotiated in December 2024 for a further seven years (1 July 2025 to 30 June 2032), EI Towers offers hosting, assisting and maintenance services, the design of transmission equipment and broadcast contribution management to Elettronica Industriale, a Mediaset Group network operator, and provides hosting and maintenance services for the radio broadcasting equipment of the Group’s broadcasters.

Boing SpA is a joint venture between RTI SpA (51%) and Turner Broadcasting System Europe (49%), producing and managing two free-to-air children’s channels, Boing and Cartoonito, which have been broadcast on the digital terrestrial platform since 2004 and 2011, respective.

Fascino Produzione Gestione Teatro Srl is an equal joint venture between RTI SpA and Maria De Filippi. The venture partner’s exclusive artistic and creative contribution enables the company to develop, plan and deliver television programmes that tend to go out on Canale 5’s prime-time and day-time slots, including C’è Posta per te, Amici and Uomini e Donne.

Tivù Srl is a company formed in 2008 whose shareholders are RTI SpA, Rai Radiotelevisione Italiana SpA (each holding 48.16%), Telecom Italia SpA (3.49%), and other shareholders, performing advertising and planned communication activities for users of the free-to-air digital terrestrial and satellite platform. In particular, it manages services linked to the satellite platform for the free-to-air digital TV offering called “TivùSat”, which supplements the digital terrestrial platform for users of some of the regions and autonomous provinces that this signal does not reach.

EBX is a joint venture set up by Mediaset, Grupo Audiovisual Mediaset España, ProSiebenSat.1, TF1 and Channel 4, which produces and distributes digital audio content and plans pan-European digital campaigns.

OTHER EQUITY INVESTMENTS

As part of venture capital project AD4Ventures, the Group also holds non-controlling interests in Italian and Spanish medium-sized start-ups with high growth and development potential (particularly digital start-ups operating in the consumer and retail sectors). These companies run ad campaigns in Italy and Spain by reinvesting the capital injections received from Mediaset. Since its launch, AD4Ventures has invested in 19 European start-ups, 12 of which having their registered office or operational headquarters in Italy.

CONDENSED FINANCIAL STATEMENTS AND SEGMENT INFORMATION

The tables in this section provide a condensed overview of the consolidated income statement, the consolidated statement of financial position and the consolidated cash flow statement, with items reclassified from the compulsory financial statements to highlight the inputs considered most significant for gaining an understanding of the Group’s results and to highlight how the operating activities have contributed to the Group’s EBIT results in the two geographical areas of the Group’s business, namely Italy and Spain. The alternative performance measures used in these statements are briefly described in the section entitled “Definition and reconciliation of alternative performance measures (APMs or non-GAAP measures)” below.

GROUP PERFORMANCE

The following table shows key Group income statement figures stated as a percentage of consolidated net revenues.

MFE GROUP
Reclassified Income Statement				Change
EUR million	2024	2023	Change	%
Consolidated net revenues	2,949.5	2,810.4	139.1	4.9%
Personnel expenses	(518.4)	(476.5)	(41.9)	8.8%
Purchases, services, other costs	(1,639.0)	(1,551.6)	(87.5)	5.6%
Operating costs	(2,157.4)	(2,028.0)	(129.4)	6.4%

Gross Operating Result (EBITDA)	792.1	782.3	9.7	1.2%
TV Rights amortisation	(348.0)	(395.9)	47.9	-12.1%
Other amortisation, depreciation and impairments	(88.2)	(84.1)	(4.1)	4.9%
Amortisation, depreciation and impairments	(436.3)	(480.1)	43.8	-9.1%

Operating Result (EBIT)	355.8	302.3	53.5	17.7%
Financial income/(losses)	(23.8)	(26.5)	2.7	-10.0%
Result from investments accounted for using the equity method	(98.5)	3.9	(102.4)	N.D.
Profit Before Tax (EBT)	233.5	279.7	(46.2)	-16.5%
Income taxes	(93.1)	(62.9)	(30.2)	47.9%
Non-controlling interest in net profit	(2.4)	(7.5)	5.1	-67.5%
Group Net Profit	137.9	209.2	(71.3)	-34.1%

Group Net Profit Adjusted	266.1	209.2	56.9	27.2%

MFE GROUP
	2024	2023
Consolidated net revenues	100.0%	100.0%

Operating costs	-73.1%	-72.2%

Gross Operating Result (EBITDA)	26.9%	27.8%

Amortisation, depreciation and impairments	-14.8%	-17.1%

Operating Result (EBIT)	12.1%	10.8%

Profit Before Tax (EBT)	7.9%	10.0%

Group Net Profit	4.7%	7.4%

MFE GROUP
Consolidated Net Revenues
EUR million	2024	2023	Change	Change %
Gross advertising revenues	2,897.8	2,767.7	130.1	4.7%
Agency discounts	(351.1)	(326.7)	(24.4)	-7.5%
Net advertising revenues	2,546.7	2,441.0	105.7	4.3%
Other revenues	402.7	369.4	33.3	9.0%
Consolidated Net Revenues	2,949.5	2,810.4	139.1	4.9%

The main economic indicators relating to the Group’s operating performance in Italy and Spain are set out below, the latter of which coincides with the perimeter of Grupo Audiovisual Mediaset España.

BREAKDOWN BY GEOGRAPHICAL AREA: ITALY

ITALY
Main indicators
EUR million	2024	2023	Change	Change %
Gross advertising revenues	2,120.3	1,986.1	134.1	6.8%
Agency discounts	(317.5)	(292.2)	(25.3)	-8.7%
Net advertising revenues	1,802.8	1,694.0	108.8	6.4%
Other revenues	322.1	284.3	37.7	13.3%
Consolidated Net Revenues	2,124.9	1,978.3	146.6	7.4%

Gross Operating Result (EBITDA)	535.5	481.9	53.6	11.1%

Operating Result (EBIT)	209.4	147.2	62.2	42.2%

BREAKDOWN BY GEOGRAPHICAL AREA: SPAIN

SPAIN
Main indicators
EUR million	2024	2023	Change	Change %
Gross advertising revenues	778.0	781.5	(3.5)	-0.4%
Agency discounts	(35.4)	(34.5)	(0.9)	-2.6%
Net advertising revenues	742.6	747.0	(4.4)	-0.6%
Other revenues	84.7	86.1	-1.4	-1.6%
Consolidated Net Revenues	827.3	833.0	(5.8)	-0.7%

Gross Operating Result (EBITDA)	256.9	300.7	(43.9)	-14.6%

Operating Result (EBIT)	146.3	154.8	(8.4)	-5.5%

BALANCE SHEET AND FINANCIAL POSITION

The Group’s Statement of financial position as at 31 December 2024 and 2023 is reported below in abridged form and reclassified to show the two main aggregates: Net invested capital and Net financial position, the latter consisting of Total financial debt less Cash and cash equivalents and Receivables and current financial assets. Details of the items making up the Net financial position are provided in Note 12.7.

The statements therefore differ in their layout from the Statement of Financial Position included in the Consolidated Financial Statements, which primarily distinguishes current from non-current assets and liabilities.

MFE Group
Reclassified Statement of Financial Position
EUR milion	31/12/2024	31/12/2023
TV and movie rights	716.8	752.6
Goodwill	809.6	804.7
Other tangible and intangible non current assets	733.2	775.7
Equity investments and other financial assets	904.5	994.9
Net working capital and other assets/(liabilities)	446.5	498.2
Post-employment benefit plans	(46.4)	(49.3)
Net invested capital	3,564.2	3,776.8
Group shareholders’ equity	2,868.7	2,869.1
Non controlling-interests	3.9	4.9
Total Shareholders’ equity	2,872.7	2,874.0

Net financial position Debt/(Liquidity)	691.5	902.8

STATEMENT OF CASH FLOWS AND INVESTMENTS IN FIXED ASSETS

The Statement of cash flows is reported below in abridged form and reclassified to show cash flows over the two periods. Unlike the standard IAS 7 layout used to prepare the statutory cash flow statement, these tables show changes in Net Financial Position, considered the most significant indicator of the Group’s ability to meet its financial obligations. The statement shows the cash flow generated from continuing operations (free cash flow) separately from the cash flow generated or used by M&A transactions (scope of consolidation changes), acquisition and/or sale of equity investments or minority interests in subsidiaries, other strategic/financial assets, change in financial liabilities following the capitalisation of assets held under lease and recognised under IFRS 16 (changes included in Equity investments/Investments in other financial assets and changes in shareholdings in subsidiaries) distribution and/or receipt of dividends, and share buybacks by the parent company or its subsidiaries, and from the net cash flows generated from operations classified as held for sale or discontinued under IFRS 5.

MFE Group
Reclassified Statement of Cash Flow	December	December
EUR million	2024	2023
Net Financial Position at the beginning of the year	(902.8)	(873.3)

Free Cash Flow	343.3	279.6
Cash Flow from operating activities (*)	760.5	745.6
Investments in fixed assets	(374.5)	(466.4)
Disposals of fixed assets	3.0	5.3

Changes in net working capital and other current assets/liabilities	(45.7)	(5.0)

Change in the consolidation area	6.8	0.2

Treasury shares (sale)/buyback of the parent company and subsidiaries	-	-
Equity investments/Investments in other financial assets and change of interest held in subsidiaries other financial assets	(23.1)	(196.8)
Dividend received	27.8	29.6
Dividends paid	(143.4)	(142.1)
Financial Surplus/(Deficit)	211.3	(29.5)

Net Financial Position at the end of the period	(691.5)	(902.8)

(*): Net profit +/- minority interests + amortisations +/- net provisions +/- valuation of investments accounting for by using the equity method - gains/losses on equity investments +/- deferred tax

The table below shows the investments in fixed assets reported in the cash flow statement.

Increased in fixed assets
EUR million	31/12/2024	31/12/2023
Investments in TV and movie broadcasting rights	(314.9)	(382.9)
Changes in advances on broadcasting rights	(8.5)	(0.1)
TV and movie boadcasting rights: investments and advances	(323.4)	(383.0)
Investments in other fixed assets	(51.1)	(83.3)
Total investments in fixed assets	(374.5)	(466.4)

For 2024, cash flows tied to the Change in the consolidation area concerned the disbursements, net of cash acquired made to acquire controlling interests in Mediamond and La Fábrica de la Tele, which up to 31 December 2023 were consolidated using the equity method.

In 2023, this item concerned the disbursements, net of cash acquired made to increase the Group’s investment in Dr. Podcast Audio Factory Limited from 30% to 70.1%. As a result of this increase, this company has been consolidated on a line-by-line basis commencing the second quarter of 2023.

For 2024, Equity investments/Other financial assets and changes in controlling interests mainly refers to the cash out for Eur 15.6 million related to further investments in P7S1.

In 2023, this item concerned the acquisition of interests in P7S1 for EUR 74.3 million, the acquisition of the remaining non-controlling interest in MES for EUR 71.7 million as a step towards completing the Merger of MES into MFE, and the capitalisation of assets (and corresponding increase in financial liabilities) worth EUR 38.4 million in response to the early renewal of multi-year leases of buildings destined for office use and accounted for under IFRS 16.

In 2024, dividends received from equity investments mainly referred to EUR 10.3 million from the associate EI Towers (EUR 19.6 million in 2023) and EUR 2.5 million from ProSiebenSat.1 Media SE (EUR 3.4 million in 2023). The item also includes the repayments of withholdings tax on dividends from previous years.

In both years, dividends paid mainly refers to the pay-out of dividends by the parent company MFE-MEDIAFOREUROPE N.V.

DEFINITION AND RECONCILIATION OF ALTERNATIVE PERFORMANCE MEASURES (APMS OR NON-GAAP MEASURES)

In this Directors’ Report on Operations, the income statement, statement of financial position and cash flow statement have been restated to highlight the intermediate aggregates considered most significant for understanding the performance of the Group and of the main sectors in which it operates. These figures are provided where so required by the guidance contained in Disclosure ESMA/2015/1415 issued by the European Securities and Markets Authority (ESMA). Alternative Performance Indicators supplement the information required by IFRS and help to better understand the Group’s economic, financial and balance sheet position. Alternative Performance Measures can serve to facilitate comparisons with groups operating in the same industry. In some cases, however, the calculation method applied may differ from those applied by other companies. Therefore, these data should be considered complementary to, and not a substitute for, the IFRS measures to which they relate.

The Alternative Performance Measures (APMs) included in this Directors’ Report on Operations are as follows:

Consolidated net revenues indicate the sum of Revenues from sales of goods and services and Other income in order to state the aggregate positive income components generated by core business and to provide a reference measure for calculating the main operating profitability and net profitability indicators.

EBITDA is determined by taking the Net result for the year (as provided for by the International Accounting Standards), adding Income taxes, then subtracting or adding Financial income/(losses) and Result from investments and adding Amortisation, depreciation and impairment.

EBIT - Operating Result is calculated by taking the Net result for the year (as provided for by the International Accounting Standards), adding Income taxes, then subtracting or adding Financial income/(losses) and Result from investments accounted for using the equity method. EBIT is also shown in the consolidated income statement.

Adjusted EBIT - Operating Result is the intermediate alternative indicator calculated by excluding certain items from the Operating Result (mainly the costs of approved restructuring plans and staff reduction plans, reorganisation costs and any adjustments to the value of non-financial assets following impairment testing) to allow for a better interpretation of the Group’s operating profitability.

EBITDA and EBIT are typical intermediate performance inputs for calculating the Net result for the year (IFRS performance measure). Although the Net profit for the year provides a comprehensive measure of the company’s profitability, it does not provide an adequate overview of its operating profitability. EBITDA and EBIT show the Group’s capacity to generate operating income without taking account financial management, the valuation of equity investments and any tax impact.

Adjusted Group net profit is calculated in 2024 excluding from Net Profit the effects of the impairment losses accounted on the investment in P7S1.

Net financial position is calculated by aggregating the IFRS items Non-current financial payables and liabilities, Payables to banks and Current financial liabilities and subtracting, Cash and cash equivalents and Current financial assets, with adjustments made to those items to exclude the following: i) the fair value of derivatives hedging foreign exchange risk, except for the part exceeding the change in the foreign-currency payables hedged. ii) the fair value of derivative instruments hedging equity instruments; and iii) financial liabilities on options on minority interests in subsidiaries.

Net financial position shows the extent to which financial debt exceeds cash and cash equivalents and financial assets and is the summary indicator used by management to measure the Group’s ability to meet its financial obligations.

Net invested capital is calculated by taking IFRS item Shareholders’ equity and adding the Net financial position. Net Invested Capital is a summary measure of the net assets invested and provides an immediate overview of the Group’s deployments, showing the activities in which the Group has used financing to invest in capital resources, such as Television and movie broadcasting rights. In relation to certain components of Net invested capital, please note that the items Equity investments and other financial assets include assets recognised in the Consolidated Statement of Financial Position as Investments in associates and joint ventures and Other financial assets (the latter limited to Equity investments and Non-current financial receivables, thus excluding hedging derivatives, which are included as Net working capital and Other assets/liabilities). On the other hand, Net working capital and Other assets/liabilities include current assets (apart from cash and cash equivalents and current financial assets included in the Net financial position), deferred tax assets and liabilities, non-current assets held for sale, provisions for risks and charges, trade payables and tax liabilities.

Free cash flow is calculated by taking IAS/IFRS measure Net cash flow from operating activities (excluding the item “Net cash flows from discontinued operations”), then adding:

–	Concerning the Net cash flow from/used in investing activities the items “Proceeds from the sale of fixed assets”, “Interest paid or received”, “Payments in TV and movie broadcasting rights, “Payments in other fixed assets”, excluding “Payments for investments in strategic assets” and “Increases in tangible assets (rights of use)”, recognised pursuant to IFRS 16;

–	“Interest received or paid”, as contained in the item “Net cash flow from/used in financing activities”.

Free cash flow is a summary measure that management uses to measure the net cash flow from operating activities. This is an indicator of the Group’s organic financial performance and its ability to pay dividends to shareholders and support external growth and development operations. The following statements show the reconciliations of the alternative performance measures as at 31 December 2024 and 2023, compared to key IFRS items.

	2024	2023
Net profit for the year	140.4	216.8
+ Income taxes	93.1	62.9
+/- Financial income/(losses)	23.8	26.5
+/- Result from investments accounted for using the equity method	98.5	(3.9)
+ Depreciation, amortisation and impairments	436.3	480.1
EBITDA	792.1	782.3

	2024	2023
Net profit for the year	140.4	216.8
+ Income taxes	93.1	62.9
+/- Financial income/(losses)	23.8	26.5
+/- Result from investments accounted for using the equity method	98.5	(3.9)
Operating Result (EBIT)	355.8	302.3

	2024	2023
Current financial assets	21.4	38.8
Cash and cash equivalents	132.5	175.3
Financial liabilities and payables	(372.6)	(801.1)
Due to banks	(409.5)	(231.5)
Other financial liabilities	(64.4)	(63.9)
Difference on derivatives [1]	(13.3)	(26.9)
Difference on receivables and loans [2]	14.4	6.5
Net financial position	(691.5)	(902.8)

1 Differences on derivatives consists of: (i) the fair value of exchange rate derivatives, except for the ineffective part of the cash flow hedge and (ii) the fair value of derivatives to hedge equity investments.

2 Differences on receivables and loans consists of loans to associates and financial liabilities for options on non-controlling interests in subsidiaries.

EUR million	2024	2023
Group and non-controlling interest shareholders’ equity	2,872.7	2,874.0
+/- Net financial position ((Debt)/Liquidity)	(691.5)	(902.8)
Net Invested Capital	3,564.2	3,776.8

	2024	2023
Net cash flow from operating activities	815.0	769.0
+/- Proceeds from the sale of fixed assets	3.0	0.4
+/- Investments in TV and movie broadcasting rights	(410.3)	(421.0)
+/- Purchases of other fixed assets	(45.0)	(47.1)
+/- Interest (paid)/received	(20.1)	(27.5)
+ government grants	5.4	6.6
+/- Other adjustments	(4.7)	(0.5)
Free Cash Flow	343.3	279.6

BUSINESS OUTLOOK

The visibility of the advertising market for the coming months remains rather low at the moment, mainly due to the high uncertainty and volatility of the international macroeconomic environment.

In this new context of uncertainty, we do not see any negative impact on the Group’s advertising sales in the short term.

In the first quarter of the financial year, the Group’s advertising in Italy grew by around 1% compared to the same period last year (which itself grew by +5.7% compared to 2023). In Spain, the advertising market had a slower start in the first quarter, also due to the difficult comparison with the same period last year, when it grew by 8%. However, the Group’s sales in Spain gradually recovered during the quarter, although they remained slightly negative overall.

Overall, the MFE Group’s advertising revenues in the first quarter of 2025 are similar to those in the first quarter of 2024. This performance is in line with the Group’s expectations, given the significant growth recorded in the first three months of last year compared to 2023.

Despite the unpredictability of the global economic scenario, the Group’s cash flows are expected to be more favourable in the coming quarters due to an easier comparison with the first quarter of the year. In addition, it is worth mentioning that the Group, both in Italy and Spain, has secured the availability of the free-to-air TV rights of the best Peak Time match of the first edition of the Club Football World Cup to be held in North America, in June and July. Last year, competitors broadcast major international sporting events (European football championships and Olympics) during the summer.

In general terms, as we have seen in recent years, in the face of events of exceptional market uncertainty (e.g. Covid, international conflicts), television consolidates its central role in the communication strategies of companies, and our Group has benefited in the past in terms of market share thanks to the effectiveness of its unique cross-media model, which maximises the reach of the advertising investor.

In the current financial year, the Group will continue to focus on the effectiveness of its local editorial offer, investment in innovation and digitisation of key processes, and maintaining a careful balance in controlling operating costs.

The objective will be to maintain a decidedly positive consolidated EBIT, net result and free cash flow on an annual basis, the extent of which will mainly depend on the general economic trend in the coming months of the year.

DISCLOSURE OF THE MAIN RISKS AND UNCERTAINTIES TO WHICH THE GROUP IS EXPOSED

THE ENTERPRISE RISK MANAGEMENT SYSTEM IN THE MFE GROUP

As an integral part of its Internal Controls and Risks Management System, MFE Group has adopted a Group Risk Management model in order to be able to monitor and respond better to the risks to which it is structurally exposed.

The Internal Controls and Risks Management System is “the set of rules, procedures and the organisational structures designed to enable a business to be performed in a healthy and proper manner in accordance with pre-set objectives, through an adequate process of identification, measurement, management and monitoring of the main risks. An effective system of internal controls contributes to ensuring the protection of company assets, the efficiency and effectiveness of the business operations, the reliability of the financial information, and compliance with applicable laws and regulations”.

The Group has adopted the ERM (Enterprise Risk Management) methodology, which uses COSO ERM 2017 as a reference, in the Guidelines on the Internal Control and Risk Management System issued by the Board and updated periodically by MFE.

The periodic risk identification and assessment process, conducted by the Group’s Risk & Financial Compliance function with the support of an independent adviser, found that the control of company risks is being managed adequately overall and in line with the risk appetite previously set by the Board. In recent years, the Group has demonstrated a willingness and ability to progressively adapt the methods of control of strategic and process risks, both in relation to developments in the competitive environment and to the growth opportunities offered by the market, in the knowledge that the current economic situation and the major changes in market and industry sector trends generate high levels of uncertainty and therefore require continuous monitoring and a high degree of attention.

The main risks and uncertainties and setting risk appetite

In carrying out its activities, the Group identifies the main categories of risk and uncertainties that could affect the pursuit of its objectives and have an impact on the Group’s economic and financial situation and its assets. For each of the risk factors identified, the Group sets its own risk appetite (i.e. the level of exposure to uncertainty and variability - both internal and external - that the management is willing to assume and accept in its decision-making and management process) with the aim of underpinning the pursuit of strategic goals and mission in line with the system of business values.

Given the nature of its core business and the highly regulated sector in which it operates, in carrying out its activities and pursuing its objectives defined in the Strategic Guidelines the Group may however be exposed to discontinuity and uncertainty factors pertaining to sudden and unexpected changes outside of the organisation over which the management does not have significant levers to direct their development and take significant mitigating action. These elements can include national and international geopolitical developments, natural disasters, pandemics, changes in socio-demographic trends, macroeconomic downturns and underperforming financial and capital markets, new laws and regulations, and new developments in technology and transmission infrastructures. The intensity and duration of these factors can directly or indirectly compromise the Group’s operational and financial continuity - with unpredictable degrees of severity - and the structural balance and conditions for competition in its reference markets.

In addition to these factors, the Group’s main identified risk factors identified that could affect the pursuit it of its policies and objectives, and for which the management sets its own risk appetite in advance, are of the types described below.

Strategic risks linked to both external and internal factors, which are capable of structurally threatening the business model and the sustainability of the competitive advantages acquired by significantly compromising the achievement of medium-long term objectives, financial solidity and the creation of economic value for shareholders:

○	external and sector risks, mainly attributable to the evolution of the economic cycle, the evolution of the intermediate and final reference markets (consisting of the demand for the consumption of audiovisual and entertainment content and the demand for advertising space), the evolution of the competitive context and the related dynamics of availability and contestability of the key production factors, consisting of strategic content and artistic resources and the evolution of the regulatory context of reference on an international and national basis;

○	internal risks associated with the implementation of strategy lines and guidelines aimed at tackling the structural maturity of conventional reference markets by leveraging the ability - by operating an editorial offer model grounded in original self-produced content with a strong local connotation - to generate stable and high coverage of commercially relevant targets, based on constant efforts to make efficient and optimise related processes with a view to generating operational flexibility and cost control, as well as by proceeding on an evolving pathway - including through partnerships and alliances - to develop new editorial and commercial models and generate adequate managerial, professional and technological skills in the interests, too, of moulding a corporate and organisational model that allows for the pursuit of supranational outward growth strategies.

Operational risks and process risks, mainly attributable to:

○	risks concerning business interruption, IT security and crisis management

○	financial risks concerning the management of financing needs and fluctuations in prices, interest rates and exchange rates

○	risks concerning unprotected intellectual property rights

○	risks concerning the handling of legal disputes

Governance and Compliance Risks, mainly pertaining to compliance with the laws and regulations in the sector of operations, compliance with financial and non-financial reporting obligations, management of environment/related ESG factors (management and control of energy consumption, waste and discharges, and emissions; and compliance with regulations on the installation of radio and television broadcasting equipment in terms of complying with the limits set for electromagnetic emissions) and the main corporate social responsibility obligations associated with Human Resources management policies (health and safety, non-discrimination and the protection of human rights, diversity and equal opportunities, training, and trade union and industrial relations) and core broadcasting activities.

With reference to the risk factors so identified, the Group sets its risk appetite in advance. This based on the principles and values set out in the Company’s codes of conduct, main organizational guidelines and operating procedures. It is set differently for each risk category in inverse relation to the management’s oversight capacity, the levers it is able to exercise over these factors and the importance of safeguarding parameters in the medium term and structurally defining the Company’s market position (advertising market shares and audience coverage) as well as its financial sustainability and self-sufficiency (compliance with the financial covenants laid down in the main loan agreements).

On this basis, the Group is substantially and totally risk-averse in how it manages all key areas of compliance (legal and regulatory compliance, reporting obligations) by equipping itself with appropriate organisational tools and adequate internal and external expertise. It also has a very low risk appetite in its key management and operational processes, aimed at ensuring operational and financial continuity and offer maximum protection to its tangible and intangible assets and intellectual property rights. To achieve this, the Group has the appropriate tools in place to monitor and analyse requirements and to plan the necessary investments and purchasing commitments. It also has appropriate insurance coverage and offers staff training, defines specific policies and behavioural standards, and prepares and implements specific protocols capable of dealing with and managing crisis situations and disaster recovery.

On the other hand, the Group’s risk appetite is progressively more open in its strategic decision-making and management processes, such as when negotiating unique valuable content, acquiring strategic assets and in its development and external growth projects. By their nature, these are more heavily influenced by exogenous and market factors and operators, with the management’s approach aimed at weighing up specific assessments in terms of return on investment and strategic cost/opportunity aspects in order to obtain overall competitive advantages.

Below we describe each of the major strategic and operational risk categories and factors structurally present for the Group’s activities summarised above, as well as a description of their nature and the main operational and mitigation measures put in place by management with a view to the main evidence available as at the date of these consolidated financial statements.

External and sector risks

Risks connected to international geopolitical developments and the economy

The core business of the Group depends to a large extent on the performance of advertising investments, which are structurally cyclical and very closely related - albeit with differences between the various product sectors - to the general performance of the economy and the growth of end markets, where customer companies operate. Although the correlation between macroeconomic trends (GDP and private consumption) and advertising investment is inherently predictable over the long term, in recent years there has been a lower correlation between these trends.

Trends in advertising investment have nonetheless been negatively affected in recent years by economic recession or other economic weaknesses in both of the Group’s key geographic markets. Nevertheless, the traditional trend for advertising investment to be concentrated in times of crisis on general interest television, guaranteeing greater visibility on the mass market, has historically allowed the Group to consolidate its respective market shares, both in Italy and in Spain, even against such a backdrop.

Amid the continued heightened geopolitical instability triggered by the ongoing conflict in Ukraine and the military escalation in the Middle East, the global economy continued to perform poorly in 2024, despite the marked reversal in the monetary policy of the FED and the ECB which followed the tightening of monetary policy over the previous two years that was necessary to counter the surge in inflation that followed the destabilisation of raw materials markets. This destabilisation had been particularly pronounced in the energy and food markets, with energy costs becoming highly volatile following the tough sanctions imposed on Russia upon the outset of the conflict in Ukraine.

The Group is not directly exposed in terms of the location of its operations, its financial and equity assets, and its revenues and costs with counterparties residing in the countries involved in the conflict. Given the nature of its business, it may be indirectly exposed to exogenous impacts related to the economy’s development, in particular to trends in private consumption. These factors in turn influence trends in the advertising spending of clients and in commodities sectors which, in turn, are directly exposed within the global raw materials market and in interconnected markets in terms of international supply chains.

Amid this challenging global landscape, the national economies in Italy and Spain continued to hold up exceptionally well in 2024, recording moderate growth at odds with other Eurozone countries and gradually managing to stem the upward trend in energy prices.

The protectionist measures announced by the new US administration upon taking office at the beginning of 2025 could, at the time of publication, constitute an additional factor of gradual destabilisation, in particular for the economies of some European countries and sectors that structurally rely on exports.

Nevertheless, by undergoing a broad, structural diversification of its customer portfolio, the Group is capable of facing and limiting the impact of that risk. In general, given its proven market leadership in terms of advertising share and editorial results in its reference markets, combined with its strong focus (especially in Italy) on cost efficiencies and free cash flow, the Group has consolidated its medium-term financial solidity in recent years, laying the foundations for an uptick in profitability through greater efficiency and dynamism should market conditions grow more stable.

Risks connected to the development of the media & communications market

Technological changes, audience fragmentation and the increase in competition

The traditional broadcaster models are now constantly exposed to the process of enlargement of the traditional competitive scenario, mainly driven by the technological progress. The advent of innovative new distribution platforms gradually modified the way consumers approach media, guiding them towards more customised, less standardised models with services, content and advertising that responds to the demands of technologically involved viewers and increasingly demanding, sophisticated investors.

The main market trends that represent new competitive forces may be summarised as follows:

○	Technological progress has steadily changed methods of usage of content, towards more interactive/on demand media, which specifically favour the migration of younger members of the public towards more “customised” forms; This process is expected to take root in the coming years with the process established in Italy to transition to the new DVB-T2 transmission technology, which will involve the progressive replacement of the current fleet of televisions with internet-connectable smart TVs.

○	Demand for entertainment content continues to record rates of growth, both in traditional media and on new platforms.

○	For the general commercial television sector, the convergence of broadcasting platforms is, on the one hand, creating growth opportunities (multi-channel offers and Pay TV) but, on the other hand, is posing potential threats such as audience fragmentation and an increase in the total overall number of available platforms for accessing television content (satellite, internet, mobile, etc.), resulting in greater complexity in the competitive environment.

○	The multiplication of broadcasting platforms is increasing the value of broadcasting content and strengthening the competitive advantage of “traditional” operators who have the know-how for the conception, development and packaging of content and the building of programme schedules.

○	The absence of technological barriers and the increased penetration of connected Smart TVs are increasing the risk of traditional broadcasters being bypassed by groups that own original content and formats, or by Internet operators, some of whom are beginning to move towards purchasing content on the market in an attempt to replicate the competitive supply models of rival broadcasters, in some cases by adopting hybrid offerings featuring both a pay subscription or pay-per-view component and a freeview component funded by advertising.

○	In Spain, the competitive outlook is becoming increasingly fragmented, even though the television market continues to be consolidated around the two main private hubs, consisting of Grupo Audiovisual Mediaset España and Atresmedia.

The situation described above could result in the risk of less interest in the free-to-air generalist television by the TV viewing public, part of which has been made more sophisticated and demanding by new communication media and, consequently, there may be the risk for the Group of not adequately covering opportunities resulting from new emerging businesses. Mediaset’s strategic approach to the principal risk of these competitive dynamics is to consolidate its current model of aggregator and multiplatform distributor, which is the best way for the Group to face the challenges of the market and the evolving consumer models by defining an integrated editorial system in which the various components (free generalist, free multichannel, free/pay non-linear and web, radio) have a position that is coherent with the market, and structuring business mechanisms that can guarantee effective coordination in operational terms, and also in terms of the production/purchasing strategies for content and sales and a distinctive editorial model in terms of OTT services, which is heavily based on the availability of local and loyalty-building content (news, entertainment and scripted content). This approach will maintain for both the general-interest and special interest channels which are most important for free-to-air, control over the more concentrated audience and also, using the model mainly based on OTT television, control over the more diversified audience. The Group is drawing on highly-trained personnel with consolidated experience in various areas of the free TV business. In recent years it has also acquired new professional roles to strengthen its internal know-how in the areas of innovation and development.

In implementing this strategy, Mediaset has a competitive advantage, in terms of its long established culture in the general life interest TV business and its unique know-how as a general broadcaster which was the first to develop innovative models (prepaid pay-per-view model). Currently, the Group has an innovative offering of on-demand content transmitted through the Mediaset-Infinity platform. During 2025, MFE is set to fully converge its Italian and Spanish OTT product as part of a new “Single OTT” project, which in 2025 will enable cost synergies and a unique digital user experience across the verious markets in which the Group operates.

Coverage of the content market

A further element that characterises the evolution of the media & communications sector is the growing value of the content.

In Italy, the Group, through its subsidiary RTI SpA owns the biggest Italian library of television broadcasting rights and one of the biggest in Europe, thanks to long-term agreements with the leading American major studios and distributors and independent American and European producers (TV movies, soap operas, miniseries and TV serials), which ensure coverage of the needs of the Group’s Free TV and Pay TV businesses.

It Italy, the MFE Group offers the best national movie and TV productions both through its subsidiary Medusa Film (a market leader in film production and distribution) and the library of original movies and TV series produced Taodue (a company merged into RTI SpA in 2023). In Spain, content (drama, cinema, sporting events and digital formats) is produced and marketed to third parties by Mediterraneo and its subsidiaries and by Telecinco Cinema, the company responsible for managing the investment and distribution of domestic and European film productions in a manner consistent with to applicable rules and regulations and which, in recent years, has forged a position of market leadership by selecting, financing and distributing highly successful titles. The Group in Italy also holds exclusive free-to-air broadcasting rights on generalist networks to the Coppa Italia and the Italian Super Cup for this and the next two seasons.

Risks connected to the development of the advertising market

TV advertising receipts are still the Group’s main source of revenue although in recent years it has diverted by into additional income streams consisting of non-linear pay streaming, establishing a presence in complementary businesses such as the sale of multiplatform content, teleshopping and film distribution.

In the current general and industry sector environment, advertising sales are subject to shorter economic cycles and to the evolution of the markets where its customers operate and are structurally impacted by the expansion of the competitive environment due to continuous technological progress. This, in turn, generates structural processes of fragmentation and diversification in the consumption of products and multi-platform audio-visual media.

In this scenario, the data on total television viewing in Italy - with the exception of the lockdown peak of 2020 - show an essentially stable trend in television consumption. However, this growth is spread across a greater variety and number of channels, which has accompanied the increase in recent years in the penetration of the digital terrestrial platform, resulting in the steady and natural erosion of the television viewing share held by the historical and generalist TV channels.

The general-interest free to air TV model will still be the main channel through which a high number of contacts can be made over the next few years but it is clear that particularly in the current scenario, the attraction of and hence competition among, semi-generalist channels with a greater ability to profile specific targets, has also increased.

For this reason, the Group’s current commercial strategy is focusing on maintaining and consolidating the overall audience shares provided through its editorial offer as a whole, by leveraging the stability and broad coverage of all commercially relevant targets also in terms of its complete free-to-air generalist offering, as well as leveraging the integrated multiplatform cross-media offer which is unique in Italy.

This strategy is pursued both in Italy and in Spain, where the Group operates with its own exclusive internal advertising sales houses Publitalia ’80 (adverting sales on television media), Digitalia (Group and third-party radio advertising revenues as well as DAZN’s Serie A and Europa League advertising revenues), Mediamond (websites and DOOH) and Publiespaña. Over the years, these firms have consolidated their market leadership, by developing operational and management models able to rapidly respond to the changing needs of advertising investors and market developments, by attracting new investors, and by developing commercial policies designed to maximise the television broadcaster’s ability to segment the most commercially attractive targets and to optimise the positioning of advertising slots within programme schedules.

Leveraging this know-how, the Group – through its internal advertising sales houses – aims to focus on cross-media sales, leveraging advertising sales on television, online and radio with unrivalled coverage across the national scene.

Furthermore, thanks to the skills acquired and gained in recent years, the Group’s concessionaires are now at the cutting edge in marketing new and innovative targeted advertising methods (Ad-Tech, addressable, programmatic). This segment is expected to grow rapidly over the next few years, characterised by a growing prevalence of connected TVs and the rollout of new metrics for measuring total audience.

The figures for market shares achieved by the Group’s agents, within their respective advertising markets, are shown in the specific sections of this Director’s Report that analyse the Group’s business activities. Those relating to customer concentration are presented in the section on the management financial risks in the Notes to the Consolidated Financial Statements.

Risks related to regulatory changes

The Group operates in various business areas characterised by a complex system of rules and regulations. Any breach of these rules and regulations therefore constitutes a risk factor for its core business and a possible source of financial (application of administrative sanctions), image and reputational damage.

Serious and repeated breaches of these rules can lead to operational suspensions or, in more serious cases of non-compliance with the orders and warnings of the competent authorities, the revocation of licenses to provide audiovisual media services. In Italy, a license to operate as a network operator on terrestrial frequencies can also be limited or revoked by the Ministry or by the Authority.

In a competitive environment that has steadily broadened out to encompass global web operators (in particular, video sharing platforms), a central regulatory theme for television broadcasters is the need to limit the current regulatory asymmetry between the television sector and new services, in particular services available online, in particular to limit the current dominant positions of those operators.

Indeed, in this modified environment, it is becoming increasingly difficult for a national generalist broadcaster to maintain a primary role in content creation and distribution. As such, it is imperative to safeguard the social and culture role played by audiovisual media services in protecting pluralism and the rights of users, including children.

Digital terrestrial television and free linear services – in particular generalist services – provided over DTT by far represent the preferred source of news and entertainment for the majority of the population.

Therefore, while regulation must look to promote rather hinder technological innovation (e.g. in terms of the significant cross-media developments made possible by the increased technical and editorial integration between media that in the past were kept separate, such as TV and radio), it is also imperative for new services to respect overarching principles and users’ rights, and to safeguard DTT’s specific role (and that of its related linear services) as a free and universal platform. To this end, it must be ensured that competition is conducted fairly and with equal conditions for all, for instance by not allowing any abuse of technological power that would hinder access to public-interest services and that could have harmful consequences on pluralism.

In this context, the most significant regulatory events during the year are listed below.

Amendment to the Consolidated Law on Audiovisual Media Services

Italian Legislative Decree 50/2024 of 25 March 2024 (published in the Official Gazette No. 90 of 17 April 2024) supplements and amends the Consolidated Law on Audiovisual Media Services, in particular regarding quotas for programming and investment in European works. With regard to linear services, the mandatory quota for investment in Italian film productions has decreased from 3.5% to 3% of net annual income.

Prominence

By resolution of 25 January 2023, Agcom ordered a public consultation to be launched concerning the rules and guidelines for ensuring the prominence of general-interest audiovisual and radio media broadcasting services and the accessibility of the automatic numbering system for digital terrestrial television channels in accordance with paragraphs (1), (2) and (7) of Article 29 of the Consolidated Law on Audiovisual Media Services.

Prominence refers to the prioritisation, placing in evidence and better accessibility of the services and content produced by entities the Authority defines as “general interest” (i.e. digital terrestrial audiovisual media services with a duty to be informative). This principle must be complied with in all areas pertaining to enjoyment, channel guides, searching, recommendations and display such to enable users to navigate, discover and access general interest services.

After setting up a technical roundtable to define the icon for accessing DTT channels, Agcom defined this icon on 19 July 2024 (Resolution 259/24/CONS) and ruled that it must be:

–	displayed on the home screen of all devices capable of receiving content transmitted over the platform;

–	no smaller than other icons or frames displayed in the same part of the screen;

–	identical on all devices and user interfaces, making sure that it is clear and immediately visible.

The regulations will come into force 12 months after completion of the work of the Technical Roundtable set up under the DTT Regulation (work completed on 7 June 2024) and will apply to all user interfaces and devices capable of receiving DTT signals, including those already on the market which remain in production.

On 15 October 2024 (Resolution 390/24/CONS), Agcom adopted Guidelines on the Prominence of Audiovisual and Radio Media Services of General Interest.

The guidelines determine that the following are services of general interest that must be sufficiently displayed on the device home screen:

-	audiovisual and radio media services broadcast free-to-air by the public service concessionaire on digital terrestrial television (DVB-T and DAB+), on satellite and online;
-	nationwide commercial audiovisual and radio media services broadcast free-to-air on digital terrestrial television (DVB-T and DAB+), on satellite and online, where programming is of a generalist or semi-generalist nature or falls within the “news” (must have a registered newspaper), “children” or “culture” genre;
-	local commercial audiovisual and radio media services broadcast free-to-air on digital terrestrial television (DVB-T and DAB+), which must have a registered newspaper.

The measures will apply to the following entities:

–	manufacturers of devices capable of receiving audiovisual and radio signals such as smart televisions, terrestrial and satellite TV decoders, smartphones, tablets, personal computers, dongles, consoles and similar devices on which interfaces are installed which enable the user to enhoy services of general interest, including in-car devices such as car radios and infotainment systems;

–	entities that decide how services are presented on user interfaces;

–	audiovisual and radio media service providers.

Samsung, Google and Anitec (industry association) have challenged the Guidelines in an application to the Regional Administrative Court of the Lazio region (N.r.g. 13729/2024, 13736/2024).

Since Group could be seriously harmed by the total or partial cancellation of the Resolution, Mediaset has joined the proceedings as intervener for the defence (albeit no injunction has been granted). A hearing has been set for 11 June 2025.

Agcom announced on 29 October that it was setting up a Permanent Technical Roundtable with the aim of implementing its resolution. We are taking part in the work of this Roundtable both with regards to radio and in terms of agreeing regulation for DVB-I, a new terrestrial technology which we consider important in terms of our content distribution.

On 13 December 2024, the Group submitted a request for Agcom to include certain services from our offering on the list of services of general interest.

Frequencies – DVB-T2 Roadmap

The roadmap in Italy for transition to DVB-T2 must is yet to be defined, since the installed stock of T2 televisions is still limited. The last Roadmap Decree has yet to be amended. The Rai Services Agreement contains an obligation for Rai to broadcast on a DVB-T2 mux. The start date was originally set at 10 January 2024, but was later postponed to September 2024.

On 28 August 2024, Rai complied with the obligation by switching off a T MUX, causing a notable reduction in viewership on three channels: Rai Scuola, Rai Cultura and Rai Radio 2 Visual, broadcast over T2.

The transition of Rai’s Mux B to T2 also resulted in lower ratings on other thematic channels (mainly Rai channels), as well as giving rise to serious issues with automatic retuning in various parts of Italy.

European works

In keeping with its decades-long tradition, the MFE Group continues to offer Italian viewers free-to-air programming that features a broad and substantial range of European and Italian audiovisual productions across all genres.

Specifically, based on the latest data reported to the Authority, the Group, as part of its linear services, broadcasts around 91,000 hours of European productions, of which 54,710 were Italian original works. More than 44,826 hours of child-suitable content were broadcast, including 26,496 hours of dedicated children’s programming.

As regards investment quotas, the MFE Group has invested more than EUR 211 million in European independent productions, of which EUR 187 million in recent Italian independent productions.

Approximately EUR 41 million have been invested in Italian original film productions, of which EUR 38 million in productions during the past five years. this is in addition to the EUR 56 million invested in Italian drama series.

The amounts invested are significant, especially taking into account the changing trends in audiovisual content viewership and the ongoing crisis in movie theatres. In addition, the current system of tax credits only being granted to independent production companies gives those an unfair advantage over audiovisual media service providers and non-independent production companies.

Here too, Agcom – which is responsible for supervising compliance with obligations concerning European production works – in its recent reporting to the Government, noted the complexity and onerousness of the system and issued a detailed call for a rethink of the system of European quotas and sub-quotas so as to provide greater simplification, flexibility and transparency.

On 29 October 2024 (Resolution 412/24/CONS), Agcom launched a public consultation on regulatory changes in matters of mandatory programming and investment in European works and independent productions as referred to in Resolution 424/22/CONS, in light of the amendments to the Consolidated Law on Audiovisual Media Services (Decree 50/2024).

In particular, the public consultation was announced in light of the amendments made to articles 52 to 58 of the Consolidated Law, which aim to simplify the quota and sub-quota system for European works and independent productions, and in view that articles 54(1) and 55(2)(b) of the Consolidated Law require the Authority to set out (through its own regulations) the eligible cost items for the purpose of complying with the European works and independent productions investment requirements.

The Group contribution to the public consultation process, we underlined the need for the changes to the quota and sub-quota system for European works and independent productions to be aimed as far as possible at simplifying the system and making it more flexible. We also called for the expenditures incurred in promoting and distributing works to be reintroduced among quota-eligible cost items, at the very least in cases where the agreements relating to those expenditures provide for mechanisms to remunerate the production company (as previously envisaged by the prior regulation contained in Annex B to Regulation 24/19/CONS).

A specific request was also made, that Italian editing costs and the costs of adapting works not originally in the Italian language – i.e. translation, localisation and dubbing costs – be reincluded among the eligible cost items for investment purposes.

Risks related to the implementation of strategies and the main operating processes

Risks related to business interruption

For an integrated television Group, the risk of business interruption mainly refers to the following:

○	Risk that the network infrastructure is not adequate to ensure service levels in terms of availability;

○	Risk of a partial local area coverage failure due to the international coordination in transition to the digital technology;

○	Risk of a partial local area coverage failure due to the assignment of part of the frequencies currently used for broadcasting, to other services.

The latter two risks have been considerably reduced by the resolutions adopted at the recent WRC-23, (World Radio Communications Conferences).

Elettronica Industriale SpA, an MFE Group company, owns the transmitters for transmission and broadcasting and the rights to use the frequencies. The transmitters are attached to approximately 1,350 technological towers available to El Towers SpA, in which MFE holds a 40% shareholding, under a framework agreement between the two companies that was renewed for seven years from 1 July 2018. All transmitters are adequate for DVB-T2 broadcasts, even though they are still broadcasting on DVB-T. The towers of EI Towers SpA cover 96% of the Italian population.

The Company has been granted a network operating license for 3 digital multiplexes on terrestrial frequencies, through its subsidiary Elettronica Industriale.

To reduce the first risk type, signal transmission and broadcasting systems have been put in place which meet the high availability criteria by using equipment that ensures a high level of reliability (high availability or fault tolerance systems). In addition, the main signal distribution systems are equipped with backup systems. To reduce the first risk type, signal transmission and broadcasting systems have been put in place which meet the high availability criteria by using equipment that ensures a high level of reliability (high availability or fault tolerance systems).

Results in quality and availability terms are constantly monitored by dedicated monitoring centres.

The second of the risk types mentioned above concerns the need to coordinate the transmission facilities operating in Italy with those operating in neighbouring countries. This coordination could enforce coverage area restrictions, particularly for facilities located in border zones. To reduce this risk, antennae will have to be made capable of concentrating the signal as far as possible within the areas served, thus limiting its diffusion in protected areas. EI Towers is backed by more than 30 years’ experience conducting ever-more-advanced research into antennae which help reduce the risk of coverage loss. MFE, through its subsidiary Elettronica Industriale, also played a key role in the digital switchover that was completed in 2012, having made investments in digital broadcasting infrastructure (multiplexes) from 2003 onwards. This long-held experience in managing digital networks has enabled Elettronica Industriale to take full advantage of SFN technology while simultaneously mitigating its problem issues.

The analogue switch off was planned and carried out gradually in Italy between 2008 and 2012 in Italy with a region-by-region digital switchover.

Financial risks

Throughout 2024, work continued to optimise the Group’s existing lines of credit with a view to putting in place a debt structure conducive to the Group’s cash flow. Actions included the early repayment of EUR 140 million in term loans and the renewal of EUR 50 million in revolving credit facilities in order to maintain sufficient access to committed lines.

At 31 December 2024, committed lines at a consolidated level stood at EUR 993 million, of which EUR 300 million available.

In accordance with the Group’s policy on liquidity, the average financial exposure in 2024 did not exceed 80% of the total average amount provided by lenders.

The presence of variable rate debt and the acquisition of television and movie broadcasting rights in currencies other than the euro (mainly the US dollar) clearly exposes the Group to risks related to fluctuations in interest and exchange rates. In accordance with its financial risk management policies, the Group, through derivative contracts entered into with third parties, has adopted a management approach for such risks aimed at eliminating the effect of the exchange rate fluctuations by establishing in advance the value at which such rights will be recognised once acquired, and setting or limiting the free cash flow differences due to market changes in interest rates on medium/long-term debt.

The Group also continued to operate with the aim of further enhancing its financial soundness in terms of its the structure, composition and counterparty diversification of its debt, its committed loan-to-value ratio, the extension of average maturity dates and the optimisation of low-cost conditions, and its availability to credit facilities in respect of average utilisation. In accordance with the Liquidity Risk Policy adopted by MFE, average consolidated financial exposure must not exceed 80% of all agreed credit facilities, with at least 20% of credit facilities remaining available at all times. On average during the year 2024, 53.8% of the MFE total credit facilities were available and unutilised.

As at the reporting date, the economic and financial ratios underlying the existing financial covenants in place for the main credit facilities entered into by the Group, which are monitored on a half-year basis, were markedly below the maximum allowable limits. Based on the evidence and elements currently available, it is reasonable to expect that these parameters will also be satisfied during the next 12 months.

More detailed information regarding financial risk management policies, including those relative to sensitivity analyses on exchange rates can be found in the specific section of the Notes to the Consolidated Financial Statements under “Disclosures about financial instruments and risk management policies”.

Risks concerning unprotected intellectual property rights to content

The oversight of risks connected with control of the content market also means a greater focus on content produced on markets that are constantly monitored to seek innovative content and through the continuous effort made by the Group in conjunction with other international players and competent bodies to safeguard the industrial model of broadcasters, ensuring protection of copyright on the web. In recent years, MFE has brought a series of legal actions, in particular against OTT operators, following repeated violations whereby thousands of copyrighted videos have been uploaded onto the websites of these operators without authorisation and has achieved significant court rulings in which some portals were sentenced to compensate MFE for these violations, with significant penalties now in place for any future uploads of MFE material without authorisation.

Risks connected with the management of legal disputes

Due to the nature of its business, the Group is subject to the risk of legal litigation in the performance of its activities. In view of current obligations relating to past events of a legal or contractual nature or deriving from statements or actions taken by the company that could give rise to well-founded expectations by third parties that the company is responsible for or has to accept responsibility regarding the fulfilment of an obligation, the Group has made appropriate allocations to risk provisions, recognised under liabilities in the Group’s financial statements.

For more information on the main legal disputes, see the relevant section of the “Notes to the consolidated financial statements”.

ESG risks

ESG risks are also included, according to their significance as expressed in the Group’s Materiality Matrix, in the Group’s strategic risk assessment model, which is structurally focused on the external and internal risk factors directly related to its business model and the guidelines defined by the Board of Directors. ESG risk areas are also included, in line with their importance as expressed in the Group’s Double Materiality analysis. This assessment involves identification of material risk/opportunity factors for each of the ESG areas.

Each risk profile is assessed by taking into account: the general background context (also for benchmarking against leading operators in the TMT sector); the monitoring of the Group’s main initiatives and projects in these areas; and the main feedback from key stakeholders.

An assessment was carried out during the annual update process, which highlighted that the controls put in place by the Group were generally adequate. This conclusion was based on the prevalence of active and positive approaches to ESG issues, which are in line with its core values and instrumental to pursuing its business objectives. Particular focus and consolidation was dedicated to the development initiatives in the area of Human Resources (training, equal opportunities, welfare, health and safety) and the monitoring of the overall broadcasting offering. These initiatives were also in response to the greater sensitivity of end users and advertising investors to ESG issues and involved consolidating projects and initiatives aimed at optimising consumption and reducing direct emissions.

As part of the risk map periodically monitored and assessed by management, ESG - Environmental, Social and Governance factors are primarily identified and included in the Governance and Compliance risk category. The Group’s substantive and precautionary stance towards this risk category is one of total risk aversion, having in place appropriate organisational tools and adequate internal and external skills to manage and mitigate those risks. Typical governance risks, such as the risk of legislative and regulatory non-compliance, the inadequate conferral of powers and proxies, and inappropriate remuneration policies, are mitigated by implementing a consolidated corporate governance system, which applies the provisions of the Italian “Codice di Autodisciplina” (the statutory corporate governance code applicable to listed companies) as well as national and international best practice and the relevant regulatory provisions.

In terms of the corporate environmental responsibility profiles underlying the management’s conduct, ESG factors also refer to the benchmarking criteria adopted in managing the main administrative and operational processes, in particular in assessing investment projects and technical innovation initiatives, in the defining and planning the Group’s overall editorial output and social media campaigns (particularly in view of the heightened sensibility of end users and advertising investors to ESG issues), and in managing and making policies for human resources development and enhancement, which is a strategic core factor for the Group.

At present, the impact of climate change on and by the Group, both directly and indirectly, is not critical. As reported on the subject of ERM actions in the section below on non-financial disclosures, assessments of the climate change risks facing the Group in the coming years have are updated annually with a view to how these might compromise its business continuity. At present, these risks are not of a material nature in the medium term due to the physical disaster recovery solutions already in place.

The Group also carefully complies with and monitors developments in climate change regulations, with particular reference to the recommendations set forth by the European Commission (Communication 2019/C 209/01 “Guidelines on non-financial reporting: Supplement on reporting climate-related information”) and the European Commission’s recent adoption of the Media and Audiovisual Action Plan (MAAP) – a plan for the media and audiovisual sector that aims to support the recovery and transformation of these sectors which have been particularly hard hit by the pandemic and which are essential for democracy, cultural diversity and the European digital autonomy. This action plan focuses on three main areas of activity (recovery, transformation, more tools and capacity) including the creation of a climate-neutral audiovisual industry. The Association of Commercial Television in Europe (ACT), of which Mediaset is a founding member, is preparing a position paper for the EU institutions on this plan.

Risks connected with reputation and stakeholder relations

One of the main strategic objectives of the MFE Group is to constantly maintain and increase its content innovation and the perceived value of its brand as its business model develops. In meeting this objective, there is a risk that the Group could pursue editorial and communication strategies and initiatives, targeted at the financial market and public opinion, that have a negative impact on perceptions of the Mediaset brand. This risk is primarily managed by constantly making sure that certain processes are constantly being monitored, in particular:

○	programming, which is monitored through daily analysis of viewership behaviour, both in terms of ratings and the viewer satisfaction of the programmes on offer (thus reflecting public perceptions of the editorial line taken by the networks) and through ongoing action to protect and cater to children and other corporate responsibility issues;

○	communication processes aimed at financial markets and public opinion;

○	production processes and their capacity to produce quality and innovative products.

Risks connected with human resource management

The Group acknowledges the central role played by human resources and the importance of maintaining clear relationships based on mutual loyalty and trust, supported by putting in practice the conduct dictated by the Code of Ethics. Management and cooperation in employment relationships is founded on respect for the rights of workers and a full appreciation of their contribution with a view to promoting their development and professional growth.

In particular, in the current competitive environment in which technological innovation is triggering a profound shift towards digital transformation, which is significantly affecting the core areas of the Group’s business sectors (creation and distribution of video content, marketing of advertising space), the Group is dedicating an increased focus on recruiting, training and enhancing the value of its human resources. Particular attention is also paid to identifying talent, to creating development paths that strengthen the Group’s key skills (especially those relating to technology and the conception and creation of editorial products), to providing specific training, to setting and developing career paths and to setting out bonus schemes. In this regard, the Group has annual performance assessment systems in place, in which it clearly defines shared objectives, which are measurable both in numerical, economic and financial terms and in individual and qualitative terms. Moreover, to promote the desired corporate climate and culture, the Group is continuously committed to improving internal communication streams, including by implementing more advanced collaboration tools in line with the market (new corporate intranet project, Office 365 and instant messaging tools for all company employees) and by introducing innovative and flexible ways of working (flexi-work).

CONSOLIDATED SUSTAINABILITY STATEMENT

ESRS-2 | GENERAL DISCLOSURES	55
Basis for preparation	55
BP-1 | General basis for preparation of sustainability statements	55
BP-2 | Disclosures in relation to specific circumstances	55
Governance	57
GOV-1 | The role of the administrative, management and supervisory bodies	57
GOV-2 | Information provided to, and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	60
GOV-3 | Integration of sustainability-related performance in incentive schemes	61
GOV-4 | Due diligence statement	64
GOV-5 | Risk management and internal controls on sustainability reporting	65
Strategy	66
SBM-1 | Strategy, business model and value chain	66
SBM-2 | Interests and views of stakeholders	68
SBM-3 | Material impacts, risks and opportunities and their interaction with strategy and business model	69
Impact, risk and opportunity management	76
IRO-1 | Description of the processes to identify and assess material impacts, risks and opportunities	76
IRO-2 | Disclosure requirements in ESRS covered by the undertaking’s sustainability statement	79
EU TAXONOMY	96
PERFORMANCE INDICATORS	99
ESRS-E1 | CLIMATE CHANGE	105
Strategy	105
E1-1 | Transition plan for climate change mitigation	105
E1_ESRS-2_SBM-3 | Material impacts, risks and opportunities and their interaction with strategy and business model	105
Impact, risk and opportunity management	107
E1-2 | Policies related to climate change mitigation and adaptation	107
E1-3 | Actions and resources in relation to climate change policies	107
Metrics and targets	109
E1-4 | Targets related to climate change mitigation and adaptation	109

E1-5 | Energy consumption and mix	109
E1-6 | Gross Scopes 1, 2, 3 and Total GHG emissions	110
E1-7 | GHG removals and GHG mission mitigation projects funded with carbon credits	118
ESRS-S1 | OWN WORKFORCE	119
Strategy	119
S1_ESRS-2_SBM-3 | Material impacts, risks and opportunities and their interaction with strategy and business model	119
Impact, risk and opportunity management	119
S1-1 | Policies related to own workforce	119
S1-2 | Processes for engaging with own workers and workers’ representatives about impacts	125
S1-3 | Processes to remediate negative impacts and channels for own workers to raise concerns	128
S1-4 | Taking action on material impacts on own workforce, and approaches to managing material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	132
Metrics and Targets	138
S1-5 | Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	138
S1-6 | Characteristics of the undertaking’s employees	142
S1-9 | Diversity metrics	145
S1-10 | Adequate wages	145
S1-13 | Training and skills development metrics	146
S1-14 | Health and safety metrics	147
S1-16 | Compensation metrics (pay gap and total compensation)	147
S1-17 | Incidents, complaints and severe human rights impacts	148
ESRS-S2 | WORKERS IN THE VALUE CHAIN	149
Strategy	149
S2_ESRS-2_SBM-3 | Material impacts, risks and opportunities and their interaction with strategy and business model	149
Impact, risk and opportunity management	149
S2-1 | Policies related to value chain workers	149
S2-2 | Processes for engaging with value chain workers about impacts	152
S2-3 | Processes to remediate negative impacts and channels for value chain workers to raise concerns	153
S2-4 | Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those actions	154

Metrics and Targets	156
S2-5 | Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	156
ESRS-S3 | AFFECTED COMMUNITIES	157
Strategy	157
S3_ESRS-2_SBM-3 | Material impacts, risks and opportunities and their interaction with strategy and business model	157
Impact, risk and opportunity management	157
S3-1 | Policies related to affected communities	157
S3-2 | Processes for engaging with affected communities about impacts	158
S3-3 | Processes to remediate negative impacts and channels for affected communities to raise concerns	159
S3-4 | Taking action on material impacts on affected communities, and approaches to managing material risks and pursuing material opportunities related to affected communities, and effectiveness of those actions	160
Metrics and Targets	161
S3-5 | Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	161
ESRS-S4 | CONSUMERS AND END-USERS	162
Strategy	162
S4_ESRS-2_SBM-3 | Material impacts, risks and opportunities and their interaction with strategy and business model	162
Impact, risk and opportunity management	163
S4-1 | Policies related to consumers and end-users	163
S4-2 | Processes for engaging with consumers and end-users about impacts	168
S4-3 | Processes to remediate negative impacts and channels for consumers and end-users to raise concerns	169
S4-4 | Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions	172
Metrics and Targets	175
S4-5 | Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	175
ESRS-G1 | BUSINESS CONDUCT	177
Impact, risk and opportunity management	177

G1 | GOV-1	177
G1-1 | Corporate culture and business conduct policies	177
G1-2 | Supplier relationship management	180
Metrics and Targets	186
G1-5 | Political influence and lobbying activities	186
G1-6 | Payment practices	187
ESRS-ES | ENTITY SPECIFIC	188
ES-1 | Electromagnetism	188
ES-1_MDR-P | Policies adopted to manage material sustainability issues	188
ES-1_MDR-A | Actions and resources related to material sustainability issues	189
ES-1_MDR-M | Metrics related to material sustainability issues	190
ES-1_MDR-T | Tracking effectiveness of policies and actions through targets	191
ES-2 | Content Creation and Dissemination	192
ES-2_MDR-P | Policies adopted to manage material sustainability issues	192
ES-2_MDR-A | Actions and resources related to material sustainability issues	196
ES-2_MDR-M | Metrics related to material sustainability issues	197
ES-2_MDR-T | Tracking effectiveness of policies and actions through targets	197

ESRS-2 | GENERAL DISCLOSURES

BASIS FOR PREPARATION

BP-1 | General basis for preparation of sustainability statements

We have prepared this sustainability statements, on a consolidated basis, in accordance with the European Sustainability Reporting Standards (ESRS). The consolidation perimeter is the same as that used to prepare the consolidated financial statements, including companies consolidated on a line-by-line basis.

At the date of preparation of these Consolidated Financial Statements, the CSRD legislation is not yet implemented into Dutch law. As a result, the Non-Financial Information included in the Consolidated Financial Statements is prepared in accordance with Book 2 of the Dutch Civil Code and the Non-Financial Information Decree (‘Besluit niet-financiële informatie’). As such, MFE has drawn up this Sustainability Statement in compliance with the provisions of the CSRD, using the “ESRS” on a voluntary basis. Deloitte Accountants B.V. performed a limited assurance engagement on the consolidated sustainability statements for 2024.

Furthermore, the Group is continuously monitoring the regulatory framework, especially considering the Omnibus Package, which aims to streamline and simplify sustainability reporting requirements for EU businesses and harmonize existing regulatory frameworks.

Given the nature of the activities carried out, most of the topics reported cover the characteristic activities of subsidiaries operating in Italy and Spain. The Group has not opted for exemption clauses for its subsidiaries.

For material IROs, with respect to upstream and downstream value chain, the Sustainability Statement covers policies and actions, and metrics only for GHG Scope 3 emissions.

In preparing this report, the option of omitting information relating to intellectual property, know-how, or innovation results was not utilized. However, these issues are reported in the Directors’ Report on Operations. There is also no information regarding upcoming developments or matters under negotiation.

BP-2 | Disclosures in relation to specific circumstances

Time horizons

In drafting this Sustainability Statement, MFE has adopted time horizons in line with the definition of the same used in its ERM (Enterprise Risk Management) Model and with the provisions of ESRS 1 6.4 “Definition of short-, medium- and long-term for reporting purposes”. The horizons are defined as follows:

•	short-term: 1 year (period adopted by the undertaking as the reporting period in its financial statements);

•	medium-term: from 1 to 5 years;

•	long-term: more than 5 years.

Value chain estimation

The main metrics contained in this report concerning activities related to relationships with suppliers and end-users refer to the measurement of indirect GHG (Greenhouse Gas) emissions falling within the Scope 3 category, deriving from the group’s activities generated by sources that are not owned or controlled by it (upstream and downstream). These measurements, as reported in more detail in section E1-6 to which reference is made, were prepared according to the standards set by the GHG Protocol with the support of a specialized independent expert. Given the nature of some of the categories identified in the scope (purchases/services received, investments in capital goods and contents, final consumption of editorial products) these measurements required, as foreseen by best practices, the use of specific conversion factors (derived from sector databases or from the different product categories) to define the best proxy for them.

The quantitative data in E1-5 and E1-6 are therefore subject to estimated values. The Group is committed to improving so that this information and its sources are as accurate as possible.

Sources of estimation and outcome uncertainty

In general, if estimates have been made in the quantification of the data, an appropriate indication of the methodology adopted is given at the bottom of the relative data included in the relevant section. In any case the estimates made for the purposes of this Statement are characterized by high level of measurement uncertainty for scope 3 GHG emissions data, except for streams 3, 5, 7 (medium level of uncertainty) and 6 (with a low level of uncertainty), as mentioned in the previous “Value chain estimation” paragraph.

Changes in preparation or presentation of sustainability information

Unless otherwise indicated, the quantitative data reported refer to FY 2024. In some cases, where required by the relevant standards for some data relating to measurements taken for the first time starting from the 2024 financial year, the corresponding comparative data is not reported.

Regarding the pay gap, the calculation methodology has been modified (to meet the ESRS request to include the long-term incentive system): to make the data reading consistent, the median of past years has been re-determined, adapting it to the current calculation method. More details on this are given in the chapter S1-16 Compensation metrics (pay gap).

Incorporation by reference

The Group has not reported incorporation by reference within this Sustainability Statement.

GOVERNANCE

GOV-1 | The role of the administrative, management and supervisory bodies

As a company based in the Netherlands, MFE is subject to the Dutch Corporate Governance Code (“DCGC”). It should be noted that the DCGC makes reference to companies that have opted for the two-tier corporate governance system in which the management and control of corporate activities are entrusted, as regards the former, to the “management board”, and as regards the latter, to the “supervisory board”.

The DCGC also applies to companies that only have a Board of Directors (one-tier governance structure). In this case, the management body is composed of executive directors and non-executive directors and the latter carry out controls on the management activity carried out by the executive directors.

MFE has chosen the so-called one-tier governance system in which there is only the Board of Directors. Control of the management activities, carried out by the Executive Directors, is entrusted to the Non-Executive Directors. There is no independent governance body in this system.

The Board of Directors has approved a Board Profile, defined by the Non-Executive Directors on the proposal of the Nomination and Remuneration Committee, which establishes the size, responsibilities, background, gender diversity targets and the skills and characteristics/qualities in terms of independence (without prejudice to the independence criteria already provided for by the Bylaws and the Code) desired for the composition of the Board, which will also take into account the Diversity and Inclusion Policy adopted by the Company. Both documents are available on the Company’s website.

The current Board of Directors is composed of 15 Directors, the majority of whom are non-executive, elected by the General Shareholders’ Meeting on 19 June 2024. The term of office for each Director is three years and will last until the date of the General Shareholders’ Meeting for the approval of the Company’s financial statements at 31 December 2026. For a detailed description of the composition of the Board of Directors of MFE, please refer to the Corporate Governance section below.

The Board of Directors is responsible for managing the Company. The Executive Directors are responsible for the day-to-day management of the affairs of the Company and, among others, for the creation of long-term sustainable value by involving the Non-Executive Directors in the formulation of a strategy. The Non-Executive Directors must monitor the Executive Directors in their duties, as well as the general progress of management and the business connected to it.

On 14 February 2024, the Board of Directors adopted a Diversity and Inclusion Policy, revising the previously existing Diversity Policy in accordance with DCGC best practices.

The guidelines and recommendations contained in this Policy are functional to achieving the objective of having a Board composition made up of individuals capable of ensuring that the role given to them is carried out effectively. The Company believes this is possible only by intervening when candidates are nominated and appointed, which involves various entities with different tasks (internal committees, the Board of Directors, the Shareholders’ Meeting), and also after their appointment, so when performing tasks in the continual management of activities. To this end, the professional expertise needed to achieve this result must be clearly defined beforehand, and, if necessary, reviewed over time, to take into account any new situations or changes to be addressed - and the process of selecting candidates for the position of Directors and their appointment must consider these guidelines and recommendations.

The Board of Directors values and promotes the principles of diversity and inclusion within the Board of Directors and also in the Company as a whole. Different skills and backgrounds reflect the diverse nature of the environment in which the Company and its shareholders operate, improving effectiveness through diversity of approach and thinking, driving innovation and accelerating growth.

The Board of Directors, with the support of the Nomination and Remuneration Committee, is responsible for monitoring the results of implementing the Diversity and Inclusion Policy on diversity, and for updating this Policy.

The Board of Directors supports and promotes the right gender diversity balance and other relevant aspects of diversity and inclusion for the composition of the Board of Directors and Sub-top profiles, i.e. the Company’s managers belonging to all management categories.

The Nomination and Remuneration Committee has started a process of analysis and alignment of the Diversity Policy that the Company had adopted on 18 September 2021, operating in accordance with the principles of inclusion provided in the latest update of the DCGC, the DCC and the Dutch Diversity Act (Wet inzake evenwichtige man vrouwverhouding in de top van het bedrijfsleven) for the Executive and Non-Executive composition of the Board, also applicable to Sub-tops, as defined above. This process was conducted and refined in 2024 by the Non-Executive Directors who thus defined the Diversity and Inclusion Policy adopted on 14 February 2024 and available on the Company’s website.

This Policy considers the elements of a diverse composition in terms of gender (identity), race, ethnicity, skin color, sexual orientation, physical abilities, religious beliefs, political opinions, national extraction or social origin, socio-economic background, experience, qualifications, knowledge and skills and other forms of discrimination covered by European Union legislation and national laws.

It is the Company’s objective that the diversity and inclusion factors recognized and described in the Policy are also reflected in the composition of Sub-tops and the Board Directors, in relation to which a board profile has also been defined, published on the Company’s website, in terms of its size and composition, also in support of the appointment of the new Board - currently in office - by the Shareholders’ Meeting of 19 June 2024.

The Nomination and Remuneration Committee, which is responsible, within the meaning of Article 2.2.5. of the DCGC, for defining the process for the appointment of the Board of Directors, has therefore examined applications for the positions of executive and non-executive directors received for the three-year period 2024-2026, assessing their compliance with the Policy and the Board Profile, as well as with applicable legislation.

The Board of Directors is currently composed of 15 members, 8 men (53%) and 7 women (47%). There are 5 Executive Directors (33%) - 4 men and 1 woman; there are 10 Non-Executive, thus independent Directors (67%) - 4 men and 6 women, reaching and exceeding the objective established by the Policy, explained below, which requires at least 50% of the Non-Executive Directors to be female. The Board of Directors does not include members representing employees or other workers. The relevant experience of Board members, in the sector to which the MFE Group belongs, is described in the Corporate Governance Report.

The following objectives have been established and introduced in the current Policy:

i.	if there are more than two Executive Directors, at least 33.33% must be men and 33.33% women by the date of renewal of the Board of Directors, in 2027;

ii.	at least 50% of Non-Executive Directors must be female;

iii.	at least 33% of Sub-tops must be men, and at least 33% women by 2027.

The Board of Directors, with the support of the Nomination and Remuneration Committee, will take into account all elements of diversity, including gender balance, referred to in the Policy, as required by the DCGC and the DCC, whenever they need to identify candidates for the position of member of the Board of Directors.

On 1 January 2022, a gender diversity law (Wet inzake evenwichtige man vrouwverhouding in de top van het bedrijfsleven) came into force in the Netherlands, under which the Company must set “adequate” and “ambitious” gender diversity targets for executive directors, non-executive directors and sub-top directors, and draw up a plan for achieving these targets. In this context, “adequate” means that the targets set depend on the starting number of executive directors, non-executive directors and sub-tops, as well as the gender diversity existing on the Board and among the sub-tops. “Ambitious” means that the Company’s objectives should aim for a more balanced gender diversity than the current composition. Moreover, under this law, the Company, as it falls within the definition of a “large company”, reports annually (within ten months of the end of the financial year in question) to the Sociaal-Economische Raad -SER, among other things, on the number of men and women who are executive directors, non-executive directors and sub-tops. The company’s Sub-tops are composed of zero men and two women. This composition is unchanged from the previous year. This reporting is recorded on a specific digital portal developed by SER (“SER Diversity Portal”). It should be noted that the target mentioned above in iii. concerns the MFE Group.

To best support the inter-functional sustainability strategy and related processes, starting from 28 September 2021, the Board of Directors of MFE had some internal committees, establishing on a voluntary basis an Environment, Social and Governance Committee composed of the Non-Executive and Independent Directors Marina Brogi, Chair, Stefania Bariatti and Giulio Gallazzi. The mandate of these Committees expired on 19 June 2024, with the approval by the General Shareholders’ Meeting of the Company’s financial statements at 31 December 2023.

The Board Directors’ meeting of 19 June 2024 assigned the functions and responsibilities of the ESG Committee to the new Audit and Sustainability Committee, adding one member. This Committee is composed of the Non-Executive and Independent Directors Alessandra Piccinino, Chair, Patrizia Arienti, Marina Brogi and Javier Díez de Polanco.

Pursuant to provision 1.5.1 of the Code, the Committee is responsible for the preparatory work relating to the supervision of the integrity and quality of the Company’s financial and sustainability reporting and the effectiveness of the Company’s internal risk management and control systems, as set out in provisions 1.2.1 to 1.2.3 of the Code. In matters of sustainability, the Committee assists the Board of Directors by providing initial advice, to support the Board in developing the Company’s environmental, social and governance policies in accordance with its strategy. To this end, the Committee may bring to the attention of the Board of Directors specific ESG objectives related to the material impacts, risks and opportunities defined by the Group. The decision to pursue these objectives or otherwise and the corresponding implementation programs are left to the Board of Directors and to the management of the Company respectively. The Committee periodically monitors and evaluates the achievement of the Company’s ESG objectives, as well as the implementation of the related programs. The related findings are included in the Committee’s report to the Board of Directors.

The Committee also handles preparatory work regarding the supervision of the integrity and quality of the Company’s sustainability reporting, as well as the supervision of material impacts, risks and opportunities identified by the Group.

For a complete description of the composition, sustainability skills and expertise, role and activities of the Group’s Board of Directors and Board of Statutory Auditors (also concerning material impacts, risks and opportunities) please refer to the Corporate Governance Report section of this Annual Report.

GOV-2 | Information provided to, and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies

During 2024, the following matters relating to sustainability issues were submitted to the administrative, management and control bodies, in view of the impacts, risks and opportunities assessed as material.

The ESG Committee, that expired on June 19, 2024, met twice in 2024: taking note and sharing the progress of the projects and proposals for initiatives for 2024:

Environmental: continuation of the reorganization of work spaces, a green car fleet with approval of the car policy with 75% of the fleet made up of electric vehicles, sustainable mobility, photovoltaics, extension of the Green Procurement project to a further one hundred suppliers; “Green Audiovisual” certification for the TV productions Le Iene, Striscia la Notizia and Dritto e Rovescio, accompanied by a new project to extend certification to other productions and other production centres;

Social: training through webinars in the field of Diversity and Inclusion for all employees, D&I course for all employees and “vertical” training initiatives for employees of the Human Resources, Welfare, Communication, Content Monitoring Department – in particular the project with Milan Polytechnic, currently underway, for the development of an Artificial Intelligence model to calculate the ESG impact of production;

Governance: performance measurement, progress in finalizing a Human Rights Policy and adoption of the Diversity and Inclusion Policy.

In line with consolidated corporate practice and taking into account the insights suggested by the outgoing Board of Directors as part of the onboarding process for new members of the Board, an induction session was organised for Non-Executive Directors, in which an in-depth analysis of the Corporate Sustainability Reporting Directive and its application were covered.

The Audit and Sustainability Committee took note of the Gap Analysis activities and roadmap of preparatory activities for 2024 sustainability reporting pursuant to the CSRD, and supervised the definition of the model, methodology, assessment criteria and process used to carry out the Double Materiality Assessment and subsequently in February 2025 the preparatory results, including the topics found to be material, for the preparation of this reporting.

The Audit and Sustainability Committee also took note of the above activities and of the correlation between these and the IROs (impacts, risks and opportunities) identified during the Double Materiality Assessment.

The impacts, risks and opportunities identified in the Double Materiality Assessment are classified by topic related to three macro-sectors of Sustainability: the environmental impacts in E1 (Environmental), the social impacts on the different categories of people involved in S1, S2, S3, S4 (Social) and the Governance impacts.

The Committee also shared the content of the new “Group Code of Ethics”.

The Committee duly reported to the Board of Directors on the activities carried out.

GOV-3 | Integration of sustainability-related performance in incentive schemes

MFE’s Management Remuneration Policy is inspired by objectives and guiding principles related to alignment with the business strategy, the attraction and retention of key resources, connection with performance and value creation, and principles of consistency and fairness, determining a close link between the remuneration of the Chief Executive Officer and Executive Directors, company performance and value creation in the medium/-long-term.

The Remuneration Policy is defined in keeping with and to support the achievement of main strategic objectives:

•	the leadership consolidation in the countries in which the Group operate through a distinctive editorial offering model, maximizing commercial value, streamlining production processes and monitoring developments in the regulatory and infrastructural context;

•	the evaluation of development opportunities for supranational media activities (mainly in the OTT, AD Tech, Content sectors).

•	the pursuit of growth targeting sustainability, focused on the protection of the Planet, on the empowerment of people through the recognition of diversity and the protection of their wellbeing, and on the dissemination of a culture and values that address ESG issues through the Group’s own communication channels.

The definition of a remuneration policy capable of steering the corporate strategy and ensuring full coherence between the overall remuneration of “management” and the results of the Company represents a fundamental element to meet investors’ expectations and consolidate the trust of all stakeholders.

Following the relocation of the Group’s registered office to the Netherlands, MFE’s remuneration policy has been drawn up in accordance with applicable laws in force and in particular Articles 2:135 a of the Dutch Civil Code (DCC) and the Dutch Corporate Governance Code (DCGC), as well as the Company’s bylaws.

The remuneration policy for the Chief Executive Officer, Executive and Non-Executive Directors and Key Management Personnel provides for an overall remuneration structure which is balanced between fixed elements (defined in relation to the responsibilities assigned, the experience and distinctive skills possessed and periodically monitored with respect to market benchmarks) and variable, monetary and non-monetary components.

The variable components, in particular, are aimed, in a mature market such as that of free television, at rewarding high levels of profitability, which is essential for the creation of value for shareholders, and cash generation, also in order to support the company’s growth strategy. Alongside these indicators, the specific performance objectives assigned within the short-term incentive system to Key Management Personnel based on their various organizational responsibilities ensure the pursuit of the Group’s key objectives, with particular reference to maintaining leadership in the advertising market and reducing costs, in addition to non-financial indicators, as from 2022, aimed at guiding and supporting the Group’s sustainability strategy.

In particular, the short-term variable component is linked to some of the Group’s financial performance objectives and to the achievement of specific individual economic-financial and non-financial objectives, the latter linked to sustainability strategies and relating to Environmental, Social and Governance areas. These indicators make up the “ESG” objective, which has an overall weight of 10% of the short-term variable component and is based on the following scorecard:

Area	Weight	Objective	Target	Performance Payout Scale
Social	3%	Gender Pay gap	97%	100% → 125%;
				99% → 120%;
				98% → 110%;
				97% → 100%;
				96% → 80%;
				95% → 60%;
				94% → 40%;
				≤93 → 0%;
Social	3%	Training hours on ESG topics	Average of 1 hour per capita	Standard – see the chart above
Governance	4%	Number of Executives with SIA ESG KPIs	50 Senior managers	≥ 90 → 125%; ≥ 85 → 120%; ≥ 80 → 115%; ≥ 75 → 110%; ≥ 70 → 105%; ≥ 65 → 100%; ≥ 60 → 90%; ≥ 55 → 70%; ≥ 50 → 50%; ≤ 45 → 0

The Chief Executive Officer, the other Executive Directors and the first and second line key managers, having a significant impact on the creation of value for the Group and for shareholders, are also assigned to a medium-/long-term Incentive and Loyalty Plan (LTI), which consists of granting rights to receive free ordinary A shares of MFE (so-called performance shares) at the end of a vesting period of the incentive plan, in relation to the achievement of predetermined performance conditions. In particular, the rights granted are determined based on each beneficiary’s choice to allocate a quarter or half of the target bonus of their short-term incentive system to the medium-/long-term incentive plan. This plan, designed to ensure constant alignment with international best practices and the recommendations introduced by the DCGC, further contributes to steering a performance that creates sustainable value over time and to ensuring a greater alignment of management interests with those of shareholders in the long term, also thanks to the adoption of a 36-month vesting period at the end of which a 20% lock-up of the shares is envisaged for a duration of 24 months, thus determining an overall vesting and maintenance period of the shares equal to 5 years.

The medium-/long-term incentive and loyalty plan, approved by the Shareholders’ Meeting of 19 June 2024, is divided into three, three-year cycles, with rights being granted in the years 2024, 2025 and 2026. For the first time, this plan introduces an ESG objective under performance objectives, in addition to economic and financial indicators determined with reference to the three-year target defined by the long-term plans approved by the Board of Directors. The purpose of this ESG objective is to further strengthen the sustainability strategy that the Group has been pursuing in recent years, focussed on protecting the environment and maintaining the levels of excellence achieved in the field of human capital enhancement and diversity, to which MFE attaches particular importance.

The three-year Incentive Plan has the following performance objectives for all recipients:

	Indicator	Weight
Performance Goals	Three-year Group Net Profit[1]	40%
	Three-year Group Free Cash Flow	40%
	Relative TSR compared to a comparison panel of 4 other companies average	10%
	ESG Indicator: Gender Balance of Managerial Staff and CO2 Emissions	10% (5% Gender Balance, 5 % CO2 Emissions)

For the second three-year plan (2025-2027), the Gender Balance Target is set at the female gender accounting for 32% of managerial positions. As for the Gender Balance objective, performances will be calculated as reported in the following table:

Performance	Performance
Gender Balance Target + 1%	125%
Gender Balance Target + 0.5%	115%
Gender Balance Target	100%
Gender Balance Target – 0.5%	85%
Gender Balance Target – 1%	60%
Gender Balance Target – 1.5%	0%

1 Adjusted three-year Group net profit means the Group’s net profit for the financial year, adjusted where necessary on the basis of the application of the “dividend method”, (instead of the “equity method”) when recognising the value of investee companies over which MFE exercises significant influence. This adjustment may be made by the Board of Directors exclusively for the purposes of this Plan, in order to keep its economic content and incentive power substantially unchanged.

The medium-long term incentive system rewards a range of overall performance (calculated as a weighted average of the performance of the 3 objectives) between 75% and 125%, which corresponds to the accrual of 50% and 125% of the assigned rights respectively. Intermediate results provide for a vesting of a portion of the rights.

For a complete description of the Remuneration Policy, please refer to the Remuneration Report.

GOV-3 | E-1 CLIMATE CHANGE

With reference to CO2 Emissions, the performance achieved will be determined in reference to the three-year target defined by the BoD, which for the second three years plan is set at a 25% reduction in emissions.

GOV-4 | Due diligence statement

Starting from 2022, the Group has launched a project for the gradual adoption of ESG criteria to integrate its supplier evaluation, certification and selection models, implementing, with the support of external advisors and a dedicated platform open to the counterparties involved, a structured process which analyses the ESG positioning of the main categories representing its supplier portfolio. As part of this activity, which is gradually expanding the scope and representativeness of the counterparties involved, the sectors and/or types of counterparties at greatest risk and the suppliers on which to concentrate and focus training and stakeholder engagement activities are identified, to strengthen the involvement and contribution of the supply chain in relation to the Group’s most material ESG factors. These activities are also preparatory to integrating the Group’s Due Diligence models, in line with best practices and international standards, relating to the obligations to adopt concrete measures to prevent, mitigate and reduce the negative impacts on human rights and the environment of corporate operations potentially arising from the value chain, as provided for in the Corporate Sustainability Due Diligence Directive (“CSDDD”) in force from 25 July 2024, which EU Member States will have to implement into their respective national laws by 26 July 2026.

The Group is defining the ESG Due Diligence process but has not yet formalized a specific action plan to identify, map and mitigate ESG impacts on the value chain.

Core elements of due diligence	Sections of the Sustainability Statement
a) Embedding due diligence in governance, strategy and business model	ESRS 2 GOV-1, GOV-2 – General disclosures
b) Engaging with affected stakeholders in all key steps of the due diligence	S1 – 2 Engagement with own workforce S2 – 2 Engagement with value chain workers S3 – 2 Engagement with affected communities S4 -2 Engagement with consumers and/or end-users
c) Identifying and assessing adverse impacts	ESRS 2 SBM-3, IRO-1 – General disclosures

Core elements of due diligence	Sections of the Sustainability Statement
d) Taking actions to address those adverse impacts	S1 – 4 Taking action on material impacts on own workforce
S2 – 4 Taking action on material impacts on value chain workers
S3 – 4 Taking action on material impacts on affected communities
S4 – 4 Taking action on material impacts on consumers and end-users
e) Tracking the effectiveness of these efforts and communicating	S1– 5, S2– 5, S3– 5, S4 – 5 Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities

GOV-5 | Risk management and internal controls on sustainability reporting

In relation to the disclosure obligations established with the introduction of the CSRD, the Group has started to update its Internal Control System relating to financial reporting with the aim of extending and structurally including in this model the internal controls relating to the processes of analyzing, gathering and processing qualitative and quantitative information on the material topics covered by the reporting, in accordance with the Internal Control over Sustainability Reporting (ICSR) guidelines issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and based on the COSO Internal Control-Integrated Framework (ICIF).

Similar to the internal control model for financial reporting, the main identifiable risks for sustainability reporting concern potential inaccuracies, incompleteness, inconsistencies and inaccuracies due to the processing, measurement and consolidation of data from all sources.

As of the date of this reporting, the processes and the related “control and risk matrices” relating to the Double Materiality Analysis and the general model for the collection and final validation of data and information have already been formalized. The Internal Control System relating to sustainability reporting will be gradually extended to include the main reporting and input processes relating to the topics identified as potentially material by the Double Materiality Assessment, assigning, in line with the criteria already adopted for the Internal Control System for financial reporting, priority to the processes which, in relation to the nature of the KPIs and the information reported, have more complex systems and methods for collecting, extracting and inputting data, data estimation and processing processes and therefore have greater potential reputational and reporting risks. Also for these processes, roles and responsibilities for the various phases of activities, appropriate “risk control matrices” and the related controls will be formalized and monitored.

STRATEGY

SBM-1 | Strategy, business model and value chain

MFE-MEDIAFOREUROPE is the holding company of one of the largest pan-European television and radio hubs, with registered office in Amsterdam (Netherlands) and offices in Italy and Spain for tax purposes, where its operational activities take place.

The Group is the leading commercial TV operator in the Italian and Spanish commercial TV sector both in terms of ratings and advertising market share, offering free-to-air television programming on major general interest channels (Canale 5, Italia 1 and Rete 4 in Italy, and Tele5 and Cuatro in Spain) and a wide portfolio of semi-generalist and thematic channels available in linear and on-demand OTT services.

In carrying on these activities, the Group oversees the entire media industry value chain, from content acquisition, production and distribution in both free-to-air and pay TV services (entertainment, news, drama, exclusive sports content, cinema) to direct management of advertising revenues from its own media and third-party broadcasters through its concessionaire companies specialised in local (Publitalia, Digitalia and Mediamond in Italy, and Publiespaña in Spain) and international markets (Publieurope).

In particular, the MFE Group places a strong emphasis on producing its own, local content. Both in Italy and in Spain, the Group’s local content production companies (Medusa Film and Mediterraneo) play a vital role producing and distributing movies and unique entertainment programming and content which, as well as being integrated into the Group’s linear and non-linear services, are also fed to major international OTT and TV broadcasting providers present in the Group’s local markets, such as Netflix, Amazon Prime and Discovery.

MFE is also the largest shareholder of ProSiebenSat.1 Media SE, having secured a 29.99% direct interest in share capital (30.8% excluding treasury shares). The company, listed on the Frankfurt Stock Exchange and with a broad shareholder base, is one of the largest television media groups in Europe and a market leader in Germany, Austria and Switzerland.

The MFE Group, in pursuing its strategy of maintaining its competitive position as a cross-media commercial publisher in both Italy and Spain and strengthening its role in the cross-country consolidation process at European level, maintains a constant focus on its role as a socially responsible publisher with an integrated approach aimed at improving its economic, environmental and social performance.

In pursuing its corporate strategies, the MFE Group recognizes the importance of integrating environmental protection and social commitment into its development plans, in the belief that current choices will have a significant impact in the future. From this perspective, the Group is committed to implementing the principles and values of sustainability in all sectors in which it operates, also promoting and respecting human rights throughout the supply chain. Creativity, innovation and implementation of the most cutting-edge technologies are central factors in the Group’s activity and represent essential requirements for maintaining responsible leadership in the audiovisual sector.

The Group recognizes the centrality of human resources and is committed to promoting a positive and inclusive work culture, supporting diversity, non-discrimination and inclusion (particularly generational and gender) and developing welfare policies and initiatives aimed at promoting the psychophysical well-being of workers and their engagement, in a framework of loyalty, trust and the rejection of any form of discrimination and exploitation.

In carrying out its typical activities in Italy and Spain (where 5,161 employees are concentrated out of a total of 5,194) the Group oversees the entire media industry value chain, from content acquisition, production and distribution in both free-to-air and pay TV services (entertainment, news, drama, exclusive sports content, cinema) to direct management of advertising revenues from its own media and third-party broadcasters through its concessionaire companies specialised in local (Publitalia, Digitalia and Mediamond in Italy, and Publiespaña in Spain) and international markets (Publieurope).

This report also includes the outputs and outcomes in terms of current and expected benefits for customers, investors and other stakeholders.

The Group also takes ESG factors into account as an element and reference criterion for its decision-making and investment assessment processes relating to the operational areas directed towards launching targeted initiatives and projects with a view to greater environmental efficiency (reduction in consumption, diversification of energy sources) and the definition of its own self-produced content and its communication campaigns in line with its broadcasting and social responsibility profile.

Given MFE’s sector, the human factor is of central strategic importance, resulting in a constant and growing commitment to looking after, training and developing its employees and seeking out new talents to encourage processes of innovation and growth in skills, as well as particular attention to protecting intellectual property and minors and developing initiatives directed towards the formation and promotion of culture and in general the social responsibility that comes with a role as leading national television broadcaster.

The Group is committed to constant and careful compliance with and monitoring of the evolution of the relevant legislation, with particular reference to the indications of the European Commission (Communication 2019/C 209/01 “Guidelines on the communication of non-financial information: Integration concerning the communication of climate-related information”) and the recent adoption of the Media and Audiovisual Action Plan (MAAP), an action plan for the media and the audiovisual sector that focuses on three main areas of activity (recovery, transformation, greater tools and capacity) including the creation of an audiovisual sector with zero impact on the climate.

The European commercial television association (ACT), of which the Group is a founding member, is preparing a position paper to the EU institutions in connection with this plan. To manage all of these factors in an increasingly proactive, planned and shared manner, MFE has voluntarily provided for an ESG Committee within its governance model, made up of independent directors with the aim of dialogue, stimulating management and monitoring the Group’s activities in these areas.

On 29 March 2022, the MFE Board of Directors, following a process of mapping and analysis of the Group’s activities and positioning in the various ESG spheres shared with the Sustainability Committee, identified the following guidelines and macro-objectives to be pursued for the various ESG spheres, launching appropriate initiatives and projects.

In the Environmental area, the Group has always been inspired by the principles of responsibility for protecting the planet and through sustainable natural resource management aims to progressively reduce CO2 emissions until Carbon Neutrality is achieved by 2030. To this end, the Group is evaluating the adoption of reduction targets that are transparent and scientifically valid in order to contribute to the targets set by the Paris Agreement on climate change (COP 21, limit global warming to 1.5°C).

In the Social area, the Group has always recognised the central importance of people and sought to promote their experience, professionalism and diversity, already achieving excellent standards of gender equality both in terms of number and pay gap (with potential areas for improvement at management level) and excellent levels in welfare policy management. On this basis, the goals indicated are therefore:

•	Maintain the current levels of distribution and pay equity for each category, through recruitment and professional development policies that encourage the growth of the less represented gender into managerial roles;

•	Maintain the standards of excellence achieved by the Group in the field of welfare and training, both in terms of the level of investment and the variety and innovation of the service offer;

•	Furthermore, with reference to its broadcast offering, MFE intends to continue playing a central role in the dissemination of the culture of sustainability in the country with the aim of increasing public awareness around ESG issues through content distributed on all available platforms in keeping with its value system and responsibility as a pluralist broadcaster;

•	In the Governance field, the decision was taken to adopt a system to guide and control ESG initiatives and mechanisms to guide managerial action with the aim of progressively adopting sustainability criteria and principles in managerial practices and choices throughout the organisation, through specific training initiatives and the introduction of ESG objectives among the parameters of incentive systems.

SBM-2 | Interests and views of stakeholders

This section also includes references to:

•	S1 - SBM-2 – Interests and views of own workforce

•	S2 - SBM-2 – Interests and views of value chain workers

•	S3 - SBM-2 – Interests and views of affected communities

•	S4 - SBM-2 – Interests and views of consumers and end-users

The company ensures engagement through direct channels for its own workforce to voice opinions and concerns, Personnel Department, Company Committees and workers’ representatives. For more details refer to S1-2.

As regards workers in the value chain, internal company positions are identified who are responsible for maintaining working and/or commercial relationships with suppliers. MFE has expanded its supply chain engagement activities to strengthen the involvement and contribution of the supply chain for the Group’s most material ESG factors. For more details refer to S2-2 chapter.

Affected communities are informed about social initiatives (social campaigns).

End-users have direct channels to express concerns and make reports (emails of the editorial teams of news programmes and related social media profiles).

The MFE group interacts with a variety of stakeholders in carrying out its activities with an increasing involvement in sustainability issues. Ongoing and constructive interaction with the main categories of stakeholders, both external and internal, and method of engagement for the DMA, mentioned in the next chapter IRO 1, represents a critical success factor for building loyalty, given the nature of the activities carried out by the Group, and measuring stakeholder satisfaction, and is therefore a fundamental dynamic for concretely steering the strategy and adapting the business model.

In its meeting of 18 September 2021, the Board of Directors adopted a “Policy for managing shareholder engagement”. To establish an ongoing relationship with the shareholders, based on an understanding of their respective roles, the Board of Directors appointed the Chief Financial Officer of the Group as the person in charge of managing relations with the shareholders. For that purpose, the Chief Financial Officer is assisted by the following two departments that report directly to him:

•	The Company Affairs Department, which oversees relations with retail investors and institutional entities (AFM, CONSOB, Borsa Italiana, CNMV);

•	The Investor Relations Department, which oversees relations with the financial community (financial analysts, institutional investors and ratings agencies).

On 22 December 2023, the Board of Directors adopted the “Stakeholder Engagement Policy” through which the Company undertakes to maintain a meaningful dialogue with Stakeholders, including investors, employees, creditors, business partners, community members and other interested parties in order to establish a framework for maintaining open, transparent and inclusive Stakeholder Engagement. This Policy is available on the Company’s website.

The governing bodies (Board of Directors and Audit & Sustainability Committee) of MFE are periodically informed about the opinions and interests expressed by stakeholders regarding the company’s sustainability impacts.

SBM-3 | Material impacts, risks and opportunities and their interaction with strategy and business model

Given the nature, location and positioning of the Group’s business, the most material impact, risk and opportunity categories in relation to the adoption of strategic guidelines and management of the business model mainly concern, as highlighted by the results of the double materiality assessment described below, the social areas relating to end-consumers and Business Conduct issues.

In carrying out its activity as a cross-media commercial publisher, the Group interacts both in Italy and in Spain with the end-users of its editorial content (information, events, entertainment, fiction and cinema) on various devices and with advertising investors who purchase commercial spaces on the various media (television, radio, web, DOOH) managed by the Group, who are stakeholders over whom the Group exercises a social role and for whom it has an economic responsibility to stimulate and drive the market.

Similarly, the aspects connected with the definition and implementation of a transparent and effective editorial and corporate governance are material both in terms of impact and the management of potentially significant and long-lasting financial risks and/or opportunities, and this governance is systematically steered to ensure compliance with laws and regulations and participation in institutional activities and in the innovation and development processes of the sector, whose competitive dynamics by their very nature can be influenced to a considerable extent by the introduction or modification of regulatory provisions both at national and supranational level.

At present, the issue of Climate Change, an area in which the Group is responsibly implementing specific policies aimed at optimising production processes with a view to saving energy and reducing emissions, is a material topic for the Group, mainly in terms of impact, given the social and information function carried out by the Group in its broadcasting activity with respect to sustainability issues, while the potentially associated risk factors (mainly linked to business continuity and energy supply) given the nature and geographical location of the main physical assets (production and distribution sites) and their technological operating models and the disaster recovery plans implemented by the Group are subject to continuous monitoring and do not currently generate significant residual risks. For a complete description of the model for the annual identification, monitoring and assessment or risks to which the Group is structurally exposed (ERM), please refer to the specific previous section in the Directors’ Report.

The Group also selected two entity-specific topics included in the Double Materiality Assessment: Electromagnetism and Content creation and dissemination.

As required by EFRAG’s Implementation Guidance IG1 Materiality Assessment, MFE will submit the Double Materiality Assessment to its designated bodies each year, prior to the start of reporting activities. The review will take place in relation to structural developments in the business and/or the consolidation perimeter, to the gradual identification of a best practice in the sector and in any case considering new evidence found during the periodic process to assess business risks (ERM).

The Double Materiality Assessment was carried out in accordance with the methods set out in ESRS 1, taking into account EFRAG’s guidelines. The following table lists the material IROs resulting from this process:

U | Upstream	The IRO originates in upstream value chain operations.
O | Operations	The IRO originates in the Group’s internal operations.
D | Downstream	The IRO originates in the downstream value chain operations.
S-M-L/T	The IRO produces effects in the short/medium/long term.

ESRS	Topic	Risks and/or opportunities (financial materiality)	Positive and negative impacts (impact materiality)	U	O	D	S/T	M/T	L/T
E1	T01 Climate change adaptation		Contribution to climate change through direct and indirect energy emissions linked to the activities carried out at the Group’s offices and sites (Scope 1, 2)	X	X		Yes	Yes	Yes
E1	T02 Climate change mitigation		Generation of indirect climate-altering emissions produced in the value chain because of the activities carried out (Scope 3)	X	X	X		Yes	Yes
E1	T03 Energy		Use of non-renewable and renewable energy sources	X	X	X		Yes	Yes
S1	T10 Secure employment		Improvement in working practices through a welfare system suited to the needs of employees and their families		X		Yes	Yes
S1	T11 Working hours		Adoption of well-being practices (e.g. flexible working hours) that meet employee expectations, with consequent impacts in terms of employee satisfaction		X		Yes	Yes

ESRS	Topic	Risks and/or opportunities (financial materiality)	Positive and negative impacts (impact materiality)	U	O	D	S/T	M/T	L/T
S1	T12 Adequate wages		Competitive remuneration policies that equitably redistribute the value generated by workers while also indirectly increasing the attractiveness to talent		X			Yes	Yes
S1	T15 Health and safety		Injuries and/or illnesses in the workplace		X		Yes	Yes
S1	T16 Gender equality and equal pay for work of equal value		Discrimination in remuneration between men and women		X			Yes	Yes
S1	T17 Training and skills development	High turnover of new hires and loss of key knowledge with indirect impacts on stakeholders Risk of failure to retrain employees’ skills with repercussions on business continuity	Improvement of workers’ skills through training activities		X			Yes	Yes
S1	T20 Diversity	Operational risk and loss of skills’ leverage, with a reduction in productivity and competitiveness Reputational risk due to a lack of a diversity engagement facing to Code of Ethics declarations.			X			Yes	Yes
S1	T22 Confidentiality	Violation of employee privacy by revealing personal information and data.			X		Yes	Yes	Yes
S2	T25 Health and safety	Accidents or ill health in the workplace, with the unavailability of resources Criminal consequences in the event of an appropriately managed issue		X	X		Yes	Yes

ESRS	Topic	Risks and/or opportunities (financial materiality)	Positive and negative impacts (impact materiality)	U	O	D	S/T	M/T	L/T
S2	T30 Confidentiality	Supplier’s privacy breach of sensitive company data.		X	X		Yes	Yes
S3	T32 Communities’ economic, social and cultural rights		Employment of workers from the local community Incentives and development of youth entrepreneurship		X			Yes
S4	T36 Confidentiality

Loss of revenue and business opportunities (which includes the risk of sanctions due to NON-compliance with current privacy regulations).

Security breaches regarding privacy, cyber security and data within the organization.

					X		Yes	Yes
S4	T37 Freedom of expression		Presence of channels for dialogue that can be used by customers to engage the audience in content creation and dissemination		X		Yes	Yes	Yes
S4	T38 Access to quality information	Reputational risk due to a misperception of the actual quality of the product. Risk of loss of market share Legal risk	Broadcasting of programmes that promote critical thinking and social empowerment through accurate and in-depth information that allows people to make more informed decisions in their daily lives.		X				Yes
S4	T39 Health and safety

Legal risk: failure to protect the health and safety of users may lead to legal disputes, fines and violations of safety regulations.

Reputational risk due to a lack of a Health and Safety engagement facing to Code of Ethics declarations.

			Creation and dissemination of content while protecting other vulnerable audience categories such as, for example, people with photosensitivity etc.		X			Yes	Yes

ESRS	Topic	Risks and/or opportunities (financial materiality)	Positive and negative impacts (impact materiality)	U	O	D	S/T	M/T	L/T
S4	T40 Protection of children	Impact resulting from the viewing of unsuitable programmes if not properly reported (e.g. adult content) with possible sanctions.	Creation and dissemination of content while protecting minors		X			Yes	Yes
S4	T41 Social inclusion of consumers and/or end-users	The following two aspects converge here (grouping by subtopic): • Non-discrimination • Access to products and services	Greater accessibility of the service offered in terms of social inclusion, through subtitled programmes, audio description, web browsing and the development of specific products and content for disadvantaged audiences		X			Yes	Yes
S4	T42 Responsible marketing practices		Selection of advertising and marketing in line with the values of the organisation and with a view to social responsibility		X		Yes	Yes	Yes
G1	T43 Corporate culture

Discrepancy between declared corporate values and actual behavior (e.g. editorial line) that can generate a loss of trust on the part of employees and stakeholders.

Reputational risks linked to a weak or unethical corporate culture (public controversies, difficulties in recruiting and retaining talent as well as regulatory sanctions) Negative impact on productivity linked to poor employee motivation

			Awareness and dissemination of the culture of ethics, equity and inclusion, respect for human rights by management, employees, business partners and other stakeholders	X	X	X			Yes

ESRS	Topic	Risks and/or opportunities (financial materiality)	Positive and negative impacts (impact materiality)	U	O	D	S/T	M/T	L/T
G1	T46 Political engagement and lobbying activities

Inadequate coverage of the main sector contexts, losing a competitive edge in the reference market (e.g. OTT providers, etc.).

Reputational risk due to involvement in lobbying activities that are not very transparent or do not comply with local or international regulations (e.g. financing political parties)

			Responsible management of relations with institutions and PA, with a view to collaboration and mutual support		X				Yes
G1	T47 Management of relationships with suppliers including payment practices

Tensions in the supply chain due to late payments.

Reputational risk due to unfair payment practices or systematic delays in payments.

Legal risk due to lawsuits as a result of late payments or contractual disputes.

Failure to monitor ESG issues along the VC

					X			Yes
G1	T49 Cyber security	Service (business continuity) interruption.		X	X	X	Yes	Yes

ESRS	Topic	Risks and/or opportunities (financial materiality)	Positive and negative impacts (impact materiality)	U	O	D	S/T	M/T	L/T
G1	T50 Copyright protection	Use of third-party property without authorization. Improper use of MFE Group content by third parties.	Promotion of intellectual property protection	X	X	X	Yes	Yes
E.S.	T31 Electromagnetism		Presence of non-ionizing electromagnetic emissions exceeding the required compliance and attention threshold		X	X	Yes	Yes	Yes
E.S.	T35 Content creation and dissemination

Non-compliance in the dissemination of independent, pluralistic, impartial and correct news

Loss of revenue due to a decrease in audience ratings Schedule not consistent with the tastes of the target audience

Absence from the distribution platforms used by the target audiences most sensitive to ESG issues

Ability to adapt to review the schedule, as a result of sudden changes in agenda-setting linked to external social and environmental phenomena/emergencies

			Creation and dissemination of audience-pleasing content that reaches all specific audience clusters to generate value to distribute to stakeholders		X	X		Yes	Yes

CURRENT AND EXPECTED FINANCIAL EFFECTS

In the 2024 Consolidated Financial Statements, no material economic and financial impacts are reported in connection with the topics identified, within the scope of the double materiality assessment, as potentially relevant from a short-term financial materiality perspective. Given the nature of these topics (Health and Safety and Confidentiality across S1-S2-S4, Cybersecurity, Copyright) and the IROs related to them, no write-downs of tangible or intangible assets were recorded in 2024, nor did any charges (sanctions) or risks arise that required us to make significant provisions. In these areas, the Group supports investments (software) and OpEx (mainly consulting) adequate to guarantee the minimization and protection of the interests and property rights of the Group with respect to the underlying risks. In most cases, these costs and/or investments are embedded in the context in which core activities and main operational processes are managed. The ESRS guidelines do not yet provide sufficient clarity on what should be considered as sustainability-related CapEx and OpEx. For the actions indicated in each chapter, we define as significant the OpEx and CapEx any amount that exceeds 14 million € threshold.

For the purposes of this Statement, the MFE Group has omitted the information required by Disclosure Requirement SBM-3 par. 48(e) - related to anticipated financial effect - subject to a transitional provision as set out in Appendix C of ESRS 1 (List of gradually introduced disclosure requirements). The Group will provide the required information starting from the next Consolidated Sustainability Statement.

IMPACT, RISK AND OPPORTUNITY MANAGEMENT

IRO-1 | Description of the processes to identify and assess material impacts, risks and opportunities

For the purpose of identifying reporting topics, the MFE Group carried out the double materiality assessment required by ESRS 1, taking into account the general guidelines issued by EFRAG: this assessment was carried out starting from a careful analysis of the topics, sub-topics and sub-subtopics identified by the ESRS.

To this end, potentially material IROs relating to sustainability issues were identified and submitted to internal and external stakeholders that are relevant to the group for assessment, to determine the impacts (so-called impact materiality), and only to internal stakeholders, to determine the material risks and opportunities (so-called financial materiality).

The potential topics of the assessment were identified starting from those defined and indicated by the reporting standards set out in the CSRD (ESRS 1 section AR 16), supplemented by some specific topics linked to the Group’s sector, which had already been found to be material, following the impact materiality analyses conducted during the previous financial years or attributable to key risk factors and/or opportunities already systematically identified within the internal ERM process, in relation to the general and sector context of reference, the strategies and evolution of the business model, the positioning and relations with the final markets, taking into account the evolution of the organizational structure, the geographical location of activities, and the value chains upstream and downstream of the Group’s perimeter.

The methodology and criteria for identifying and assessing the topics had been previously submitted to the Audit & Sustainability Committee of MFE, which then analyzed the results before formal approval by the Board of Directors of MFE.

It was possible to identify material topics by setting medium-level materiality thresholds (impact materiality) and medium-high level materiality thresholds (financial materiality).

During the process to assess and analyze the materiality of the topics proposed to stakeholders, cases of correlation between impacts, risks and opportunities relating to different topics were identified.

The following methodology was adopted. The sustainability statement may not include every impact, risk and opportunity or additional entity-specific disclosure that each individual stakeholder (group) may consider important in its own assessment.

IMPACT MATERIALITY

The impact materiality assessment was carried out in continuity with the materiality analyses of previous financial years, applying the principles defined by EFRAG. The assessment was conducted by interviewing representatives of the main categories of external stakeholders operating in the two principal geographical areas where the group’s activities are located, and internal stakeholders, who were called on to assess the current or potential impacts, positive or negative, generated by the Group on the economy, the environment, its employees and on the social context arising from the potentially material topics identified or groups of them, in relation to the type of stakeholder.

Specifically, the following stakeholder clusters were identified and involved, through a digital survey containing all (potential) positive and negative impacts:

•	Investors and shareholders;

•	Advertising clients;

•	Employees;

•	Suppliers, collaborating artists, business partners, content suppliers.

The outcomes of the assessment were reviewed by the management of the areas concerned.

The impacts were assessed (before mitigation actions and with horizons aligned to the ERM methodology), by the 4 stakeholder groups mentioned above, on a scale from 1 to 5, considering:

•	the scale, i.e. the severity of the impact;

•	the scope, i.e. the degree of dissemination of the impact;

and in addition:

•	for current negative impacts the irremediable nature, i.e. the measure of how difficult it may be to counteract the damage that may be generated

•	for potential positive or negative impacts, the likelihood of occurrence

FINANCIAL MATERIALITY

The financial materiality assessment aims to identify and assess the risks and opportunities related to ESG issues that could, given the nature of the business carried out and the context of the reference sector, structurally have a negative impact (given the risks) or a positive impact (given the opportunities) on the economic-financial situation and on the financial flows of the company, on access to financing and on the cost of capital in the short-, medium- or long-term.

The risks and opportunities related to ESG issues that could potentially determine lasting financial impacts were identified by considering the main factors already present and were monitored within the internal control system through the annual Group ERM process.

The assessment was conducted by interviewing the management of the company areas being analysed, with engagement sessions that included an explanation of the relative regulatory context and the specific issues concerning them, in relation to the following two dimensions with a scale from 1 to 5:

•	the potential scale (before mitigation actions) of the economic-financial effects associated with the identified risks or opportunities;

•	the potential likelihood of occurrence

The assessments of potential risks and opportunities related to each thematic area analysed were conducted using the same scale and assessment criteria and weighting methods generally adopted in the annual ERM process for both dimensions. In particular, the assessment of the potential financial impact, consistent with the nature of the different IROs considered from time to time, took into account both qualitative and quantitative elements, the magnitude of which was determined in relation to the key business parameters and the appropriate time horizon considered from time to time given the nature of the risk/opportunity. The financial materiality threshold was defined by assuming as a reference parameter amount corresponding to significant percentage variations in consolidated net advertising revenues.

IRO-1 | E1 - CLIMATE CHANGE

The Group has identified through the Double Materiality Assessment the risks, opportunities and positive and negative impacts regarding Climate Change issues, both relating to its own operations and those of the value chain. No material risks or opportunities emerged from a financial point of view. Further information on this topic can be found in chapter E1-1. The material impacts on the topic were as follows:

•	contribution to climate change through direct and indirect energy emissions linked to the activities carried out at the Group’s offices and sites (Scope 1, 2);

•	indirect GHG emissions generation produced in the value chain as a result of the activities carried out (Scope 3);

•	use of non-renewable and renewable energy sources.

The Scenario Analysis on Physical Risks for MFE on Climate Change considered the scenarios with RCP (Representative Concentration Pathways) 4.5 and 8.5 and is found in the ESRS E1-ESRS 2-SBM-3 chapter.

As for other environmental topics, the same were not determined material for the following reasons:

•	E2 | Pollution: the pollution issue, as defined by the ESRS, is not significant for the Group in terms of its activities. The substances produced and handled by the Group do not lead to notable emissions of pollutants into the atmosphere, significant discharges into water, or soil and subsoil contamination. Considering the topic’s lack of relevance to the Group’s activities, the MFE does not deem necessary to consult with affected communities on the topic of pollution;

•	E3 | Water and marine resources: the Group’s activities do not require intensive use of water resource and as such has not identified relevant impacts, risks and opportunities in its activities or its value chain, nor has it deemed necessary to consult any affected communities;

•	E4 | Biodiversity and ecosystems: no site of the Group is located in areas sensitive to biodiversity. In the process of mapping impacts, risks and opportunities, the Group found no dependencies of its activities on biodiversity and ecosystems. As mentioned in the introduction to this section, such dependencies may concern some entities in the Group’s value chain. Since biodiversity is not pertinent to the Group’s activities, consulting the affected communities on sustainability assessments of shared biological resources and ecosystems was considered unnecessary;

•	E5 | Circular economy the Group does not use significant amounts of resource inputs for its activities, nor does it generate significant amounts of waste. Consequently, it has not identified significant impacts, risks, or opportunities within its activities or value chain, nor has it found it necessary to consult any affected communities.

For more details see the Double Materiality list in chapter ESRS 2 SBM-3.

IRO-2 | Disclosure requirements in ESRS covered by the undertaking’s sustainability statement

The double materiality assessment allowed us to identify the environmental, social and governance topics which were found to be significant either from the perspective of impact materiality or from the perspective of financial materiality or both, by applying appropriate quantitative-qualitative thresholds to the final values of each of the two analyses, using the same assessment scale.

The following table lists the ESRS disclosure requirements that guided the preparation of the MFE Group 2024 Sustainability Statement:

ESRS Disclosure Requirement	Section of the Statement
ESRS 2 | General Disclosures
BP-1 – General basis for preparation of sustainability statements	ESRS 2 | General Disclosures – Basis for preparation
BP-2 Disclosures in relation to specific circumstances	ESRS 2 | General Disclosures – Basis for preparation
ESRS 2 GOV–1 The role of the administrative, management and supervisory bodies	ESRS 2 | General Disclosures – Governance
ESRS 2 GOV-2: Information provided to, and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	ESRS 2 | General Disclosures – Governance
ESRS 2 GOV–3 Integration of sustainability-related performance in incentive schemes	ESRS 2 | General Disclosures – Governance
ESRS 2 GOV-4 Due diligence statement	ESRS 2 | General Disclosures – Governance
ESRS 2 GOV-5 – Risk management and internal controls over sustainability reporting	ESRS 2 | General Disclosures – Governance
SBM-1 Strategy, business model and value chain	ESRS 2 | General Disclosures – Strategy
SBM-2 Interests and views of stakeholders	ESRS 2 | General Disclosures – Strategy
SBM–3 Material impacts, risks and opportunities and their interaction with strategy and business model	ESRS 2 | General Disclosures – Strategy
IRO-1 Description of the processes to identify and assess material impacts, risks and opportunities	ESRS 2 | General disclosures - Impact, risk and opportunity management

ESRS Disclosure Requirement	Section of the Statement
IRO-2 Disclosure requirements in ESRS covered by the undertaking’s sustainability statement	ESRS 2 | General disclosures - Impact, risk and opportunity management
European Taxonomy
Disclosure relating to Article 8 of the Regulation (EU) 2020/852 (Taxonomy Regulation)	EU Taxonomy
Environmental information
ESRS E1 | Climate change
E1-1 – Transition plan for climate change mitigation	ESRS E1 | Climate Change – Strategy
E1-SBM–3 Material impacts, risks and opportunities and their interaction with strategy and business model	ESRS E1 | Climate Change – Strategy
E1-2 – Policies related to climate change mitigation and adaptation	ESRS E1 | Climate Change – Impact, risk and opportunity management
E1-3 – Actions and resources in relation to climate change policies	ESRS E1 | Climate Change – Impact, risk and opportunity management
E1-4 – Targets related to climate change mitigation and adaptation	ESRS E1 | Climate Change – Metrics and targets
E1-5 – Energy consumption and mix	ESRS E1 | Climate Change – Metrics and targets
E1-6 – Gross Scopes 1, 2, 3 and total GHG emissions	ESRS E1 | Climate Change – Metrics and targets
E1-7 – GHG removals and GHG mitigation projects financed through carbon credits	ESRS E1 | Climate Change – Metrics and targets
E1-8 – Internal carbon pricing	ESRS E1 | Climate Change – Metrics and targets
Social information
ESRS S1 | Own workforce
S1-SBM-3 Material impacts, risks and opportunities and their interaction with strategy and business model	ESRS S1 | Own workforce – Strategy
S1-1 – Policies related to own workforce	ESRS S1 | Own workforce - Impact, risk and opportunity management

ESRS Disclosure Requirement	Section of the Statement
S1-2 – Processes for engaging with own workers and workers’ representatives about impacts	ESRS S1 | Own workforce - Impact, risk and opportunity management
S1-3 – Processes to remediate negative impacts and channels for own workers to raise concerns	ESRS S1 | Own workforce - Impact, risk and opportunity management
S1-4 – Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	ESRS S1 | Own workforce - Impact, risk and opportunity management
S1-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	ESRS S1 | Own Workforce – Metrics and targets
S1-6 – Characteristics of the undertaking’s employees	ESRS S1 | Own Workforce – Metrics and targets
S1-7 – Characteristics of non-employee workers in the undertaking’s own workforce	For FY 2024, the first year of applying the ESRS standards, MFE decided to use the planned phase-in.
S1- 8 – Collective bargaining coverage and social dialogue	This isn’t a material topic for MFE.
S1-9 – Diversity metrics	ESRS S1 | Own Workforce – Metrics and targets
S1-10 - Adequate wages	ESRS S1 | Own Workforce – Metrics and targets
S1-11 - Social protection	This isn’t a material topic for MFE.
S1-12 – Persons with disabilities	This isn’t a material topic for MFE.
S1-13 – Training and skills development metrics	ESRS S1 | Own Workforce – Metrics and targets
S1-14 – Health and safety metrics	ESRS S1 | Own Workforce – Metrics and targets
For FY 2024, the first year of applying the ESRS standards, MFE decided to use the planned phase-in only for non-employees.
S1-15 – Work-life balance metrics	This isn’t a material topic for MFE.

ESRS Disclosure Requirement	Section of the Statement
S1-16 – Compensation metrics (pay gap and total compensation)	ESRS S1 | Own Workforce – Metrics and targets
S1-17 – Incidents, complaints and severe human rights impacts	ESRS S1 | Own Workforce – Metrics and targets
ESRS S2 | Workers in the value chain
S2-SBM-3 Material impacts, risks and opportunities and their interaction with strategy and business model	ESRS S2 | Workers in the value chain - Strategy
S2 - 1 – Policies related to value chain workers	ESRS S2 | Value chain workers - Impact, risk and opportunity management
S2-2 – Processes for engaging with value chain workers about impacts	ESRS S2 | Value chain workers - Impact, risk and opportunity management
S2-3 – Processes to remediate negative impacts and channels for value chain workers to raise concerns	ESRS S2 | Value chain workers - Impact, risk and opportunity management
S2-4 – Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those actions	ESRS S2 | Value chain workers - Impact, risk and opportunity management
S2-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	ESRS S2 | Workers in the Value Chain – Metrics and targets
ESRS S3 | Affected communities
S3-SBM-3 Material impacts, risks and opportunities and their interaction with strategy and business model	ESRS S3 | Affected Communities – Strategy
S3-1 – Policies related to affected communities	ESRS S3 | Affected communities - Impact, risk and opportunity management
S3-2 – Processes for engaging with affected communities about impacts	ESRS S3 | Affected communities - Impact, risk and opportunity management
S3-3 – Processes to remediate negative impacts and channels for affected communities to raise concerns	ESRS S3 | Affected communities - Impact, risk and opportunity management
S3-4 – Taking action on material impacts on affected communities, and approaches to managing material risks and pursuing material opportunities related to affected communities, and effectiveness of those actions	ESRS S3 | Affected communities - Impact, risk and opportunity management

ESRS Disclosure Requirement	Section of the Statement
S3-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	ESRS S3 | Affected communities – Metrics and targets
ESRS S4 | Consumers and end-users
S4-SBM-3 Material impacts, risks and opportunities and their interaction with strategy and business model	ESRS S4 | Consumers and end-users – Strategy
S4-1 – Policies related to consumers and end-users	ESRS S4 | Consumers and end-users – Impact, risk and opportunity management
S4-2 – Processes for engaging with consumers and end-users about impacts	ESRS S4 | Consumers and end-users – Impact, risk and opportunity management
S4-3 – Processes to remediate negative impacts and channels for consumers and end-users to raise concerns	ESRS S4 | Consumers and end-users – Impact, risk and opportunity management
S4-4 – Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions	ESRS S4 | Consumers and end-users – Impact, risk and opportunity management
S4-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	ESRS S4 | Consumers and end-users – Metrics and targets
Governance Information
ESRS G1 – Business conduct
G1-1 – Corporate culture and business conduct policies	ESRS G1 | Business Conduct – Impact, risk and opportunity management
G1-2 – Supplier relationship management	ESRS G1 | Business Conduct – Impact, risk and opportunity management
G1-3 – Prevention and detection of corruption and bribery	This isn’t a material topic for MFE.
G1-4 – Incidents of corruption or bribery	This isn’t a material topic for MFE.
G1-5 – Political influence and lobbying activities	ESRS G1 | Business Conduct – Metrics and targets
G1-6 – Payment practices	ESRS G1 | Business Conduct – Metrics and targets

The following table lists the datapoints deriving from other European Union legislation that are covered in this Sustainability Statement, as indicated in Appendix B of ESRS 2 (List of datapoints in cross-cutting and topical standards that derive from other EU legislation).

Disclosure Requirement and related datapoint	SFDR (12) reference	Pillar 3 (13) reference	Benchmark regulation (14) reference	EU Climate Law (15) reference	Section of the Report
ESRS 2 GOV-1 Board’s gender diversity paragraph 21 (d)	Indicator number 13 Table #1 of Annex 1		Commission Delegated Regulation (EU) 2020/1816 (16), Annex II		ESRS 2 | General Disclosures – Governance
ESRS 2 GOV-1 Percentage of board members who are independent paragraph 21 (e)			Commission Delegated Regulation (EU) 2020/1816, Annex II		ESRS 2 | General Disclosures – Governance
ESR 2 GOV-4 Statement on due diligence, paragraph 30	Indicator number 10 Table #3 of Annex 1				ESRS 2 | General Disclosures – Governance
ESRS 2 SBM-1 Involvement in activities related to fossil fuel activities, paragraph 40 (d) i	Indicator number 4 Table #1 of Annex 1	Regulation (EU) No 575/2013, Article 449(a); Commission Implementing Regulation (EU) 2022/ 2453 (17), Table 1: Qualitative information on environmental risk and Table 2: Qualitative social information on risk	Commission Delegated Regulation (EU) 2020/1816, Annex II		ESRS 2 | General Disclosures – Strategy
ESRS 2 SBM-1 Involvement in activities related to chemical production, paragraph 40, (d) ii	Indicator number 9 Table #2 of Annex 1		Commission Delegated Regulation (EU) 2020/1816, Annex II		ESRS 2 | General Disclosures – Strategy

Disclosure Requirement and related datapoint	SFDR (12) reference	Pillar 3 (13) reference	Benchmark regulation (14) reference	EU Climate Law (15) reference	Section of the Report
ESRS 2 SBM-1 Involvement in activities related to controversial weapons, paragraph 40 (d) iii	Indicator number 14 Table #1 of Annex 1		Commission Delegated Regulation (EU) 2020/1818, Article 12(1), (18) and Commission Delegated Regulation (EU) 2020/1816, Annex II		ESRS 2 | General Disclosures – Strategy
ESRS 2 SBM-1 Involvement in activities related to cultivation and production of tobacco, paragraph 40 (d) iv			Commission Delegated Regulation (EU) 2020/1818, Article 12(1), and Commission Delegated Regulation (EU) 2020/1816, Annex II		ESRS 2 | General Disclosures – Strategy
ESRS E1-1 Transition plan to reach climate neutrality by 2050, paragraph 14				Regulation (EU) 2021/1119, Article 2(1)	ESRS E1 | Climate change
ESRS E1-1 Undertakings excluded from Paris-aligned Benchmarks, paragraph 16 (g)		Regulation (EU) No 575/2013, Article 449(a); Commission Implementing Regulation (EU) 2022/2453, template 1: Banking book – Indicators of potential climate change transition risk: Credit quality of exposures by sector, emissions and residual maturity	Commission Delegated Regulation (EU) 2020/1818, Article 12(1), points (d) to (g), and Article 12(2).		ESRS E1 | Climate change

Disclosure Requirement and related datapoint	SFDR (12) reference	Pillar 3 (13) reference	Benchmark regulation (14) reference	EU Climate Law (15) reference	Section of the Report
ESRS E1-4 GHG emission reduction targets, paragraph 34	Indicator number 4 Table #2 of Annex 1	Regulation (EU) No 575/2013, Article 449(a); Commission Implementing Regulation (EU) 2022/2453, template 3: Banking book – Indicators of potential climate change transition risk: alignment metrics	Delegated Regulation (EU) 2020/1818, Article 6		ESRS E1 | Climate change
ESRS E1-5 Energy consumption from fossil sources disaggregated by sources (only high climate impact sectors), paragraph 38	Indicator annex no. 5 Table #1 and Indicator number 5 Table #2 of Annex 1				ESRS E1 | Climate change
ESRS E1-5 Energy consumption and mix paragraph 37	Indicator number 5 Table #1 of Annex 1				ESRS E1 | Climate change
ESRS E1-5 Energy intensity associated with activities in high climate impact sectors, paragraphs 40 to 43	Indicator number 6 Table #1 of Annex 1				ESRS E1 | Climate change
ESRS E1-6 Gross Scope 1, 2, 3 and Total GHG emissions, paragraph 44	Indicators number 1 and 2 Table #1 of Annex 1	Regulation (EU) No 575/2013, Article 449(a); Commission Implementing Regulation (EU) 2022/2453, template 1: Banking book – Indicators of potential climate change transition risk: Credit quality of exposures by sector, emissions and residual maturity	Commission Delegated Regulation (EU) 2020/1818, Article 5(1), 6 and 8(1)		ESRS E1 | Climate change

Disclosure Requirement and related datapoint	SFDR (12) reference	Pillar 3 (13) reference	Benchmark regulation (14) reference	EU Climate Law (15) reference	Section of the Report
ESRS E1-6 Gross GHG emissions intensity, paragraphs 53 to 55	Indicator number 3 Table #1 of Annex 1	Regulation (EU) No 575/2013, Article 449(a); Commission Implementing Regulation (EU) 2022/2453, template 3: Banking book – Indicators of potential climate change transition risk: alignment metrics	Delegated Regulation (EU) 2020/1818, Article 8(1)		ESRS E1 | Climate change
ESRS E1-7 GHG removals and carbon credits, paragraph 56				Regulation (EU) 2021/1119, Article 2(1)	ESRS E1 | Climate change
ESRS E1-9 Exposure of the benchmark portfolio to climate-related physical risks, paragraph 66			Annex II of Commission Delegated Regulation (EU) 2020/1818 and Commission Delegated Regulation (EU) 2020/1816		Non-material in compliance with the DMA conducted by MFE.
ESRS E1-9 Disaggregation of monetary amounts by acute and chronic physical risk, paragraph 66 (a), paragraph 66(a) Location of significant assets at material physical risk paragraph 66 (c).		Regulation (EU) No 575/2013, Article 449(a); points 46 and 47 of Commission Implementing Regulation (EU) 2022/2453; template 5: Banking book - Indicators of potential climate change physical risk: exposures subject to physical risk

Disclosure Requirement and related datapoint	SFDR (12) reference	Pillar 3 (13) reference	Benchmark regulation (14) reference	EU Climate Law (15) reference	Section of the Report
ESRS E1-9 Breakdown of the carrying value of its real estate assets by energy-efficiency classes, paragraph 67 (c)		Regulation (EU) No 575/2013, Article 449(a); point 34 of Commission Implementing Regulation (EU) 2022/2453; Template 2: Banking book - Indicators of potential climate change transition risk: loans collateralised by immovable property - Energy efficiency of the collateral
ESRS E1-9 Degree of exposure of the portfolio to climate-related opportunities paragraph 69			Delegated Regulation (EU) 2020/1818, Annex II
ESRS E2-4 Amount of each pollutant listed in Annex II of the E-PRTR Regulation (European Pollutant Release and Transfer Register) emitted to air, water and soil, paragraph 28	Indicator number 8 Table #1 of Annex 1 Indicator number 2 Table #2 of Annex 1 Indicator number 1 Table #2 of Annex 1 Indicator number 3 Table #2 of Annex 1				Non-material in compliance with the DMA conducted by MFE.

Disclosure Requirement and related datapoint	SFDR (12) reference	Pillar 3 (13) reference	Benchmark regulation (14) reference	EU Climate Law (15) reference	Section of the Report
ESRS E3-1 Marine waters and marine resources, paragraph 9	Indicator number 7 Table #2 of Annex 1
ESRS E3-1 Dedicated Policy, paragraph 13	Indicator number 8 Table #2 of Annex 1				Non-material in compliance with the DMA conducted by MFE.
ESRS E3-1 Sustainable oceans and seas, paragraph 14	Indicator number 12 Table #2 of Annex 1
ESRS E3-4 Total water recycled and reused paragraph 28 (c)	Indicator number 6.2 Table #2 of Annex 1
ESRS E3-4 Total water consumption in m3 per net revenue on own operations, paragraph 29	Indicator number 6.1 Table #2 of Annex 1
ESRS 2 IRO-1 - E4, paragraph 16 (a) i	Indicator number 7 Table #1 of Annex 1				Non-material in compliance with the DMA conducted by MFE.
ESRS 2- IRO 1 - E4 paragraph 16 (b)	Indicator number 10 Table #2 of Annex 1

Disclosure Requirement and related datapoint	SFDR (12) reference	Pillar 3 (13) reference	Benchmark regulation (14) reference	EU Climate Law (15) reference	Section of the Report
ESRS 2- IRO-1 - E4 paragraph 16 (c)	Indicator number 14 Table #2 of Annex 1
ESRS E4-2 Sustainable land/agriculture practices or policies paragraph 24 (b)	Indicator number 11 Table #2 of Annex 1
ESRS E4-2 Sustainable oceans/seas practices or policies paragraph 24 (c)	Indicator number 12 Table #2 of Annex 1
ESRS E4-2 Policies to address deforestation paragraph 24 (d)	Indicator number 15 Table #2 of Annex 1
ESRS E5-5 Non-recycled waste, paragraph 37 (d)	Indicator number 13 Table #2 of Annex 1				Non-material in compliance with the DMA conducted by MFE.
ESRS E5-5 Hazardous waste and radioactive waste, paragraph 39	Indicator number 9 Table #1 of Annex 1
ESRS 2 - SBM3 - S1 Risk of incidents of forced labour, paragraph 14 (f)	Indicator number 13 Table #3 of Annex 1				ESRS S1 | Own workforce – Strategy
ESRS 2 - SBM3 - S1 Risk of incidents of child labour, paragraph 14 (g)	Indicator number 12 Table #3 of Annex 1
ESRS S1-1 Human rights policy commitments, paragraph 20	Indicator number 9 Table #3 and Indicator number 11 Table #1 of Annex 1				ESRS S1 | Own workforce - Impact, risk and opportunity management

Disclosure Requirement and related datapoint	SFDR (12) reference	Pillar 3 (13) reference	Benchmark regulation (14) reference	EU Climate Law (15) reference	Section of the Report
ESRS S1-1 Due diligence policies on issues addressed by the fundamental International Labour Organization Conventions 1 to 8, paragraph 21			Commission Delegated Regulation (EU) 2020/1816, Annex II		ESRS S1 | Own workforce - Impact, risk and opportunity management
ESRS S1-1 Processes and measures for preventing trafficking in human beings, paragraph 22	Indicator number 11 Table #3 of Annex 1				Non-material in compliance with the DMA conducted by MFE.
ESRS s1-1 Workplace accident prevention policy or management system, paragraph 23	Indicator number 1 Table #3 of Annex 1				ESRS S1 | Own workforce - Impact, risk and opportunity management
ESRS S1-3 Grievance/complaints handling mechanisms paragraph 32 (c)	Indicator number 5 Table #3 of Annex 1
ESRS S1-14 Number of fatalities and number and rate of work-related accidents, paragraph 88 (b) and (c)	Indicator number 2 Table #3 of Annex 1		Commission Delegated Regulation (EU) 2020/1816, Annex II		ESRS S1 | Own Workforce – Metrics and targets
ESRS S1-14 Number of days lost to injuries, accidents, fatalities or illness, paragraph 88 (e)	Indicator number 3 Table #3 of Annex 1
ESRS S1-16 Unadjusted gender pay gap, paragraph 97 (a)	Indicator number 12 Table #1 of Annex 1		Commission Delegated Regulation (EU) 2020/1816, Annex II

Disclosure Requirement and related datapoint	SFDR (12) reference	Pillar 3 (13) reference	Benchmark regulation (14) reference	EU Climate Law (15) reference	Section of the Report
ESRS S1-16 Excessive CEO pay ratio paragraph 97 (b)	Indicator number 8 Table #3 of Annex 1
ESRS S1-17 Incidents of discrimination, paragraph 103 (a)	Indicator number 7 Table #3 of Annex 1
ESRS S1-17 Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines paragraph 104 (a)	Indicator number 10 Table #1 and Indicator number 14 Table #3 of Annex 1		Commission Delegated Regulation (EU) 2020/1816, Annex II and Commission Delegated Regulation (EU) 2020/1818, Article 12(1)
ESRS 2 SBM-3 - S2 Significant risk of child labour or forced labour in the value chain, paragraph 11 (b)	Indicators number 12 and 13 Table #3 of Annex 1				Non-material in compliance with the DMA conducted by MFE.
ESRS S2-1 Human rights policy commitments, paragraph 17	Indicator number 9 Table #3 and Indicator number 11 Table #1 of Annex 1
ESRS S2-1 Policies related to value chain workers, paragraph 18	Indicators number 11 and 4 Table #3 of Annex 1				ESRS S2 | Managing risks and opportunities of impacts related to value chain workers
ESRS S2-1Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines paragraph 19	Indicator number 10 Table #1 of Annex 1		Commission Delegated Regulation (EU) 2020/1816, Annex II and Commission Delegated Regulation (EU) 2020/1818, Article 12(1)

Disclosure Requirement and related datapoint	SFDR (12) reference	Pillar 3 (13) reference	Benchmark regulation (14) reference	EU Climate Law (15) reference	Section of the Report
ESRS S2-1 Due diligence policies on issues addressed by the fundamental International Labour Organization Conventions 1 to 8, paragraph 19			Commission Delegated Regulation (EU) 2020/1816, Annex II		ESRS S2 | Value chain workers - Impact, risk and opportunity management
ESRS S2-4 Human rights issues and incidents connected to its upstream and downstream value chain, paragraph 36	Indicator number 14 Table #3 of Annex 1
ESRS S3-1 Human rights policy commitments paragraph 16	Indicator number 9 Table #3 and Indicator number 11 Table #1 of Annex 1
ESRS S3-1 Non-respect of UNGPs on Business and Human Rights, ILO principles or and OECD guidelines, paragraph 17	Indicator number 10 Table #1 of Annex 1		Commission Delegated Regulation (EU) 2020/1816, Annex II and Commission Delegated Regulation (EU) 2020/1818, Article 12(1)		Non-material in compliance with the DMA conducted by MFE.
ESRS S3-4 Human rights issues and incidents, paragraph 36	Indicator number 14 Table #3 of Annex 1

Disclosure Requirement and related datapoint	SFDR (12) reference	Pillar 3 (13) reference	Benchmark regulation (14) reference	EU Climate Law (15) reference	Section of the Report
ESRS S4-1 Policies related to consumers and end-users paragraph 16	Indicator number 9 Table #3 and Indicator number 11 Table #1 of Annex 1				ESRS S4 | Consumers and end-users – Impact, risk and opportunity management
ESRS S4-1 Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines, paragraph 17	Indicator number 10 Table #1 of Annex 1		Commission Delegated Regulation (EU) 2020/1816, Annex II and Commission Delegated Regulation (EU) 2020/1818, Article 12(1)		ESRS S4 | Consumers and end-users – Impact, risk and opportunity management
ESRS S4-4 Human rights issues and incidents paragraph 35	Indicator number 14 Table #3 of Annex 1				ESRS S4 | Consumers and end-users – Impact, risk and opportunity management
ESRS G1-1 United Nations Convention against Corruption, paragraph 10 (b)	Indicator number 15 Table #3 of Annex 1				ESRS G1 | Business Conduct – Impact, risk and opportunity management
ESRS G1-1 Protection of whistleblowers, paragraph 10 (d)	Indicator number 6 Table #3 of Annex 1
ESRS G1-4 Fines for violation of anti-corruption and anti-bribery laws, paragraph 24 (a)	Indicator number 17 Table #3 of Annex 1		Commission Delegated Regulation (EU) 2020/1816, Annex II		Non-material in compliance with the DMA conducted by MFE.

Disclosure Requirement and related datapoint	SFDR (12) reference	Pillar 3 (13) reference	Benchmark regulation (14) reference	EU Climate Law (15) reference	Section of the Report
ESRS G1-4 Standards of anti-corruption and anti-bribery paragraph 24 (b)	Indicator number 16 Table #3 of Annex 1

MFE establishes adequate quantitative and/or qualitative thresholds to determine the materiality of the sustainability issues to be reported. The threshold for ESG matters, was conservatively set at, 3/5 (impact materiality) and at 3,75/5 (financial materiality) as it corresponds to half of the scale used in the assessment.

EU TAXONOMY

REGULATORY CONTEXT

Regulation 2020/852 of the European Parliament and of the Council of 18 June 20202 introduced the classification and reporting system of the European Taxonomy to direct investments towards environmentally sustainable activities in a language common to the main actors in the market, facilitating the transition to an environmentally sustainable economy, more resilient to the effects of climate change and attentive to the use of resources.

For the purposes of this legislation, an activity that contributes substantially to achieving one or more of the 6 environmental objectives without causing significant harm to any of the others is considered “environmentally sustainable”. These objectives are:

1.	Climate change mitigation

2.	Climate change adaptation

3.	Sustainable use and protection of water and marine resources

4.	Transition to a circular economy

5.	Pollution prevention and reduction

6.	Protection and restoration of biodiversity and ecosystems

Specifically, for the purposes of this Regulation, to qualify as eco-sustainable and be considered Taxonomy-aligned, an economic activity must jointly satisfy a series of conditions:

•	contributing substantially to one or more of the six environmental objectives referred to in Article 9 of the Regulation;

•	complying with the technical screening criteria established by the Commission for each environmental objective;

•	not causing significant harm to the other environmental objectives (“Do no significant harm” principle);

•	being carried out in compliance with the minimum safeguards (in line with the OECD guidelines and the United Nations/ILO guiding principles on business and human rights).

Pursuant to the regulatory requirements set out in the Delegated Act relating to Article 8 of EU Regulation 2020/852, the MFE Group is required to include information on how and to what extent its activities can be defined as environmentally sustainable according to the EU Taxonomy in its Non-Financial Disclosure.

For this third year of application, the MFE Group has prepared a disclosure that includes the share of taxonomy-eligible economic activities and those that are not taxonomy-eligible, in relation to its turnover, capital expenditure and operating expenses.

The MFE Group subsequently analysed the criteria set out in the Regulation and the technical annexes for all eligible activities identified (or “taxonomy alignment”). The indicators indicated have been calculated on the basis of the indications contained in Annex 1 to Regulation (EU) 2021/2178, are based on the data currently available and the current interpretation of the legislation for the first two of the six environmental objectives and may therefore be subject to changes in the future.

2 European Parliament and Council, REGULATION (EU) 2020/852 OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL of 18 June 2020 on the establishment of a framework to facilitate sustainable investment, and amending Regulation (EU) 2019/2088.

The company is not excluded from EU benchmarks aligned with the Paris Agreement.

THE MFE GROUP APPROACH

In line with the legislative requirements, both the “statistical classification of economic activities in the European

Communities” (NACE) and the descriptions of the activities listed in the Disclosure Delegated Act 2021/2178(EU) and further supplements have been analyzed to determine the eligibility of economic activities, regardless of whether one or all the technical screening criteria are met.

The Group has prepared further analysis, following the Commission Delegated Regulation (EU) 2023/2486 of June 27 ,2023 (supplementing Regulation (EU) 2020/852)publication by the European Commission of further annexes which establish the technical screening criteria to identify and determine eco-sustainable activities for the objectives referring to:

•	Sustainable use and protection of water and marine resources

•	Transition to a circular economy

•	Pollution prevention and reduction

•	Protection and restoration of biodiversity and ecosystems

The type of the Group’s activities was compared with the list of new environmentally sustainable activities defined by the European Commission. From this internal analysis, no activities were found to be eligible for these objectives. Broadcasting (TV and Radio) and film production and distribution activities alone were instead eligible for the climate change adaptation objective. Adaptation activities can only be reported as “eligible” under Capex and Opex and must pass the criteria of substantial contribution to climate change adaptation to be eligible. An economic activity is eligible irrespective of whether it meets any or all of the technical screening criteria laid down in the Climate Delegated Act. Therefore, the fact that an economic activity is taxonomy-eligible does not give any indication of the environmental performance and sustainability of that activity.

The taxonomy-eligible economic activities identified are:

•	8.3 - Programming and broadcasting activities

•	13.3 – Motion picture, video and television programme production, sound recording and music publishing activities

The Group’s main revenue-generating activity, the sale of advertising space, is not among those identified as taxonomy-eligible.

The appropriate analyses were prepared on this basis also for 2024, to identify the financial information required by the Taxonomy and produce the economic KPIs of revenues, capital and operating expenses. Finally, during 2024, as required by the EU Regulation, MFE also assessed the alignment of the above activities, through specific analyses intended to verify: (i) technical criteria for a substantial contribution to climate change adaptation; ii) the absence of factors capable of causing significant harm to the rest of the environmental objectives (DNSH) and iii) compliance with the minimum safeguards envisaged by article 18 of Delegated Regulation 2020/852.

CRITERIA FOR SUBSTANTIAL CONTRIBUTION

As part of analyzing the technical criteria for a substantial contribution to climate change adaptation, the physical climate risks aligned with the specifications described in Appendix A of the Taxonomy were analyzed. The goal of these analyses was to verify the degree of resilience from the perspective of operational continuity of the operative structures for the Group’s eligible activities in both Italy and Spain – the main geographical areas in which the Group operates – in relation to certain categories of significant risks identified among those included in the appendix to the Regulation that may significantly compromise the operability of physical and technological structures in the coming years and compromise the business continuity of the Group’s activities. These analyses were performed through a Risk and Vulnerability Climate Change assessment, in order to identify the potential physical risks applicable to the organization and their relative exposure. Specific tools were used to generate climate change forecast scenarios between 10 and 30 years. The analysis identified, in the most pessimistic cases with further increases in average temperatures, a high risk of hydrogeological phenomena near the areas where the Group’s operational sites are located, and analyzed the appropriate physical solutions already available to the Group.

MINIMUM SAFEGUARDS

The analysis of compliance with the minimum safeguards was performed with the goal of verifying the absence of cases of violations/disputes as at the date of this report, as well as the existence and effective application of governance models and procedures in line with those required by best practices and international reference frameworks, regarding: i) protection and respect for human rights, ii) prevention of corruption, governance and tax compliance offences, iii) compliance with fair competition rules.

The analyses performed did not identify any cases of violation or significant disputes with respect to the areas analyzed. The activities also generally attested to an adequate level of supervision by the Group (governance and guidelines), which operates in regulatory and labor law contexts characterized by a high level of regulation.

In particular:

Human Rights: The MFE Group has always operated with a firm commitment to protecting Human Rights, with actions and organizational safeguards that guarantee full respect for and protection of the fundamental rights of individuals within its organization, for employees and collaborators, in accordance with the values and principles expressed in its Code of Ethics. In 2024, the Group continued the process to analyze the ESG positioning of some categories representing its supplier portfolio, with the aim of adopting a process for the gradual adoption of ESG criteria to complement its supplier evaluation and selection models, also assessing the adoption of suitable and functional human rights due diligence procedures, in order to identify, assess and manage the potential negative impacts of the normal development of its business along the entire value chain. Depending on the progress of these activities over the next year, and in anticipation of the expansion of the perimeter of stakeholders involved, the Group will evaluate the finalization of a structured Policy in line with best practices and international reference standards in which the Group’s commitment to respecting human rights will be formalized.

Corruption: the company has strict policies and procedures for the prevention of crimes of corruption, with particular reference in Italy to Compliance Programmes pursuant to Legislative Decree 231/01.

Taxation: MFE manages governance and tax compliance matters as key components in developing its business with an approach of continuous supervision.

Fair competition: the MFE Group operates in full compliance with the laws and regulations in force and commonly recognized ethical principles as described in articles 2, 20 and 23 of its Code of Ethics. In 2019, the Group also initiated a process to adopt a specific Antitrust Compliance Programme, understood as a system of rules predominantly directed towards preventing potentially significant conduct in terms of antitrust offences. After the Italian Antitrust Authority (AGCM) issued “Antitrust Compliance Guidelines”, this activity led to the preparation of a specific Antitrust Compliance Programme in 2022, adopted by MFE at the beginning of 2023.

In 2024, in line with the sustainable broadcasting content development guidelines, the Group proceeded with development of a shared model for correlating self-produced content and content in its multimedia offering with the 17 Sustainable Development Goals in the UN 2030 Agenda.

This analysis was also performed in response to the regulatory requirement of the European Taxonomy, in line with Article 18 of Regulation 2020/852, in order to identify the Group’s own products and broadcast content able to increase the level of resilience or to contribute to the efforts of the public to adapt. To date, the indicators, determined solely by broadcast content “predominantly” focused on environmental issues and connected to “climate change”, would not fully represent the complex activity of promoting and distributing such content that the Group offers in its role as a responsible, pluralist broadcaster. This is the case especially within other segments of the offering (mainly news and infotainment) which can be difficult to isolate and measure by their nature.

Despite this, since a human rights policy (at the definition stage) has not yet been finalized as at the reference date of this report, the Group cannot confirm (as already indicated in the 2023 report) compliance with the minimum safeguards within its scope.

The Group has initiated, for the Italian perimeter, an initial screening exercise of content that deals explicitly with ESG issues (see the table below). This activity will allow in future alignment to use this information as a driver to identify relevant KPIs.

TOPIC	BROADCASTED HOURS
Environment	1,823
Social	1,618
Governance	181
Total	3,621

PERFORMANCE INDICATORS

KPI CALCULATION METHODOLOGY

In line with the requirements of the Taxonomy Regulation, the MFE Group performed analysis of the turnover, investments and operating expenses relating to the 2024 financial year, to calculate the required KPIs and further applicable regulatory references3, as described below. Any cases of double counting in calculating the KPIs (Turnover, CapEx and OpEx) were avoided by using the data and information included in the Annual Report as of 31.12.2024.

TURNOVER4 KPIS

For the calculation of the turnover indicator, the consolidated net turnover was considered as the denominator in accordance with IAS 1.82(a). The amount is presented on the Consolidated Statement of Income in the accounting tables of the Consolidated Financial Statement (notes 6.1 and 6.2). With respect to the numerator, on the basis of the considerations cited above and on the basis of the interpretation of the Taxonomy Regulation, only the turnover of companies with broadcasting activities (TV and Radio) and film production and distribution were considered eligible, economic activities considered eligible.

3 The analysis and calculation methodology for the KPIs were performed with particular reference to the interpretation of the information defined by Annex I of the “Commission Delegated Regulation (EU) 2021/2178 of 6 July 2021” which supplements art. 8 of the Regulation (EU) 2020/852) and the document “Draft Commission notice on the interpretation of certain legal provisions of the Disclosures Delegated Act under Article 8 of the EU Taxonomy Regulation on the reporting of eligible economic activities and assets” published on 2 February 2022.

4 The financial data included in this KPI correspond to the Group’s net revenues included in the Annual Report as of 31 December 2024: Paragraphs 6.1 and 6.2

CAPEX5 KPIS

For the calculation of the Capital Expenditure (CapEx) KPI, in line with the provisions of the applicable legislation, investments in television and movie broadcasting rights, changes in advances on rights, increases on the rights themselves and tangible and intangible fixed assets as detailed in the management report were taken into consideration in the denominator. The amount is presented on the Consolidated Statement of Cash Flow in the Directors’ Report on Operations (item “Investments in fixed assets”).

The denominator includes the movements relating to all the fully consolidated legal entities included in the scope of consolidation of the MFE Group, in particular, any acquisitions of tangible assets (IAS 16), intangible assets (IAS 38), and assets for user rights (IFRS 16).

As regards the numerator, only the movements described above relating to eligible legal entities were considered eligible. Therefore, the remaining part of increases in tangible and intangible fixed assets and user rights considered in the denominator were not considered as ineligible.

OPEX6 KPIS

To calculate the Operating Expenditure (OpEx) KPI, the denominator, in line with the provisions of the applicable legislation, was considered to be the totality of the non-capitalized direct costs linked to building renovation measures, short-term leasing and variable lease payments, maintenance and repairs as well as any other direct expense connected to the daily maintenance of property, plant and equipment, by the company or by third parties to whom these tasks are outsourced, necessary to guarantee the continuous and effective functioning of these assets. All operating costs that do not belong to the categories mentioned above have not been included.

With respect to the numerator, the costs included in the denominator relating to the companies of the legal entities considered eligible were considered eligible. In the denominator, the remaining part of the operating costs of the legal entities were therefore not considered as ineligible.

The proportion of eligible and non-eligible activities for the year 2024 is indicated on the basis of the criteria defined above. With respect to the turnover indicator for eligibility, the analysis was 6%, in relation to CapEx of 97%, and OpEx of 60%7. In relation to alignment, given the circumstances described above, these three indicators have a value of 0% (see the following tables for further details).

5 The financial data included in this KPI correspond to the increases in fixed assets included in the 2024 Annual Report: Paragraph of the Cash Flow Statement

6 The financial data included in this KPI is included in the consolidated operating costs included in the 2024 Annual Report: Paragraph 6.4, this value cannot be directly derived within the breakdown used by the MFE Group as the individual natures do not all have the same degree of significance.

7 The economic values on which calculation of taxonomy KPIs is based have been taken from the MFE Group’s consolidated financial statements as at 31/12/2024 prepared in accordance with the IAS/IFRS. For further information on the accounting procedures adopted by the Group, please refer to Chapter 2 (“Basis of presentation and accounting principles for the preparation of the financial statements”) of the Supplementary Note to the aforementioned documents.

PERCENTAGE OF TURNOVER, CAPEX AND OPEX FROM PRODUCTS OR SERVICES ASSOCIATED WITH ECONOMIC ACTIVITIES ALIGNED WITH THE TAXONOMY

	TURNOVER		CAPEX		OPEX
	% aligned to Taxonomy	% eligible for Taxonomy	% aligned to Taxonomy	% eligible for Taxonomy	% aligned to Taxonomy	% eligible for Taxonomy
CCM	0%	0%	0%	0%	0%	0%
CCA	0%	7%	0%	97%	0%	61%
WTR	0%	0%	0%	0%	0%	0%
CE	0%	0%	0%	0%	0%	0%
PPC	0%	0%	0%	0%	0%	0%
BIO	0%	0%	0%	0%	0%	0%

CCM = Climate Change Mitigation	WTR = Water	PPC = Pollution Prevention

CCA= Climate Change Adaptation	CE = Circular Economy	BIO = Biodiversity

MODEL 1 - NUCLEAR AND FOSSIL GAS RELATED ACTIVITIES

ROW	NUCLEAR ENERGY-RELATED ACTIVITIES	YES/NO
1	The enterprise carries out, finances, or has exposures toward research, development, demonstration, and implementation of innovative power generation facilities that produce power from nuclear processes with a minimum amount of fuel cycle waste.	No
2	The enterprise carries out, finances or has exposures toward the construction and safe operation of new nuclear power plants for the generation of electricity or process heat, including for district heating purposes or for industrial processes such as hydrogen production, and improvements in their safety, using the best available technologies.	No
3	The enterprise carries out, finances or has exposures toward the safe operation of existing nuclear power plants that generate electricity or process heat, including for district heating or industrial processes such as hydrogen production from nuclear energy, and improvements in their safety.	No
ROW	FOSSIL GAS-RELATED ACTIVITIES	YES/NO
4	The company carries out, finances, or has exposures to the construction or operation of power generation facilities using fossil gaseous fuels.	No
5	The company carries out, finances, or has exposures toward the construction, redevelopment, and operation of combined heat/cool and power generation facilities using gaseous fossil fuels.	No
6	The company carries out, finances, or has exposures toward the construction, upgrading, and operation of heat generation facilities that produce heat/cool using gaseous fossil fuels.	No

ESRS-E1 | CLIMATE CHANGE

STRATEGY

E1-1 | Transition plan for climate change mitigation

The Group’s policies on climate change mitigation can be summarised as follows.

In Italy, a Carbon Neutrality target has been set, starting from 2022, to be achieved by 2030 through two approaches:

•	targeted projects, reported in chapter E1-3, for the elimination of CO2 sources, which include the replacement of systems in Mediaset offices or current polluting sources;

•	at the end of the projects to eliminate the CO2 sources, the residual offsetting (of the residual CO2 component, which cannot be eliminated with the projects) will be evaluated through the purchase of carbon credits.

Consequently, no qualitative assessments were carried out within the same perimeter on the potential locked-in GHG emissions that could compromise the achievement of the previously set decarbonisation targets. However, the area in which the Group operates does not place it within energy-intensive sectors.

In Spain, Grupo Audiovisual (prior to the merger with MFE) had already started a process of addressing climate strategy, aimed at defining a Net Zero transition plan by 2050 in line with the Paris Agreement - COP 21 to limit global warming to 1.5°C - defining science-based objectives validated by the Science Based Target Initiative (SBTi).

With respect to this context, MFE to date does not have a Group climate change mitigation transition plan compatible with limiting global warming to 1.5°C in line with the Paris Agreement and will consider the gradual harmonization of the two pathways for climate change mitigation. As a result of this there are currently no decarbonization levers and key action plans in place. Finally, since an action plan on climate change transition still has not been deployed, CapEx and OpEx concerning this latter issue are not present.

As stated in the chapter on the EU Taxonomy, to which we refer for further details, the MFE Group does not have objectives aligned with the Taxonomy legislation but reports the following as eligible activities and their related turnover, CapEx and OpEx:

•	8.3 - Programming and broadcasting activities

•	13.3 - Film, video and TV programme production, music and sound recording activities.

Furthermore, these activities contribute only to climate change adaptation and not climate change mitigation objectives.

E1_ESRS-2_SBM-3 | Material impacts, risks and opportunities and their interaction with strategy and business model

Although it found no physical climate or material transition risks because of the materiality analysis, in 2023 the Group (both in Italy and Spain) carried out a scenario analysis with reference to the physical risks linked to Climate Change, with a time horizon of 2030 for Italy and 2040, 2060 and 2100 for Spain. Representative Concentration Pathways (RCPs) are a method for capturing assumptions within a set of scenarios: RCP 4.5 and 8.5 were chosen to analyse the potential risks that could affect the Mediaset offices in Italy and Spain. The first is defined as a stabilization scenario, where emissions are projected to peak in 2040 and then decline.

The analysis revealed clear physical risks with a higher probability of being acute rather than chronic in nature, among the most relevant are the following:

•	Heavy precipitation (rain, hail, snow/ice): intense, short-lived rain events or “rain bombs” are very important climatic phenomena of an acute nature, capable of creating flooding conditions. Considering the urbanized context, it is possible to highlight that the negative effects generated by such events can potentially be very serious and cause: damage to structures on the ground/basement floors, to roofs and windows with potential consequences on technological devices (computers, cameras);

•	Storms (including blizzards, dust storms and sandstorms): in addition to the previous hydrogeological risks, a further potentially applicable risk could be a storm (wind and lightning). Given the physical nature of this risk, the greatest impacts would apply primarily to external buildings and infrastructure, as well as to the sensitive programming and transmission equipment used. Possible freezing of antenna systems is another way storms may affect activity.

•	Thermal stress and temperature variability: non-site-specific risk such as a heatwave, which is difficult to model considering the locations where recording may occur; these risks can affect:

•	own workforce and workers in the value chain: in fact high temperatures have harmful effects on human health, exposure to heat can cause nausea, headaches, fainting and so-called ‘heat stroke’. Heat also reduces worker productivity, impacting the organization’s operations. The personnel most exposed to such risks are the group in charge of recording;

•	effects on recording operations: heat highs and/or gradual increases in temperatures can potentially limit the season in which a TV programme can be recorded. Worsening climate change with an increase in extreme weather events (storms, heavy rains) may affect production in terms of quantity (e.g. shorter seasons in which to record), variability (e.g. snow sports events) and availability (e.g. organizational and logistical difficulties). Recording activities at facilities are not affected by temperature increases, whether chronic or acute, thanks to air conditioning systems. That said, a significant portion of recording takes place at external sites based on production needs (e.g. TV drams, films, TV series).

•	Floods (coastal, river, rain, groundwater – only for the italian perimeter): it should be noted that the Cologno Monzese area appears to be one of the most subject to events of this nature. The Lambro river is nearby and the Mediaset area falls within the type B flood zones (infrequent rainfall: return period between 100 and 200 years – medium probability). A similar consideration applies to offices in the centre of Rome, a few hundred metres (<1km) from the Tiber River. The Mediaset area of Rome “Tiburtina” is located near an agricultural area where there are irrigation watercourses, emissaries of the Aniene river;

•	Drought: (this climate risk has been identified and analyzed only for the spanish region) the projected level of drought risk has been calculated using the projected values of Consecutive Dry Days per year by IPCC models. The main impacts of drought on Mediaset España’s business may come from the effects on its processes, as well as increased energy and/or operational costs that may result from a physical lack of water, which could lead to a temporary stoppage of operations and, therefore, cause an economic impact.

MFE has not conducted any further Climate Change Resilience Analyses.

IMPACT, RISK AND OPPORTUNITY MANAGEMENT

E1-2 | Policies related to climate change mitigation and adaptation

The MFE Group has not adopted a single formalized policy on Climate Change to date.

The relevant policies are related to the material topics. These policies refer to the following impacts:

•	contribution to climate change through direct and indirect energy emissions linked to the activities carried out at the Group’s offices and sites (Scope 1, 2);

•	generation of indirect climate-altering emissions produced in the value chain as a result of the activities carried out (Scope 3);

•	use of non-renewable and renewable energy sources.

The policies adopted aim to mitigate the risks that climate change may pose to the production processes of creating, archiving and distributing television content.

However, business processes are managed through technical infrastructures (control rooms, data centres and similar) on which the increase in temperatures and sudden change in weather could lead to greater energy expenditure to ensure the cooling of operating systems, with an increased risk of downtime in the event of a failure of the climate control systems. For this reason, an assessment of these technical infrastructures has been started, to evaluate the investments to adapt the redundancies of electrical sources and climate control systems, aligning them with best market practices.

Grupo Audiovisual Grupo Audiovisual Mediaset España does not have policies for managing impacts, risks and opportunities related to climate change (mitigation, adaptation, energy efficiency or renewable energy).

E1-3 | Actions and resources in relation to climate change policies

The actions in the Italian and Spanish decarbonization plan for climate change mitigation are part of a long-term investment plan. MFE’s underlying actions did not include nature-based solutions.

Below are the main projects implemented by Mediaset in Italy:

•	construction of photovoltaic systems for electricity production at the MFE headquarters (Cologno Monzese);

•	a long-term contract for the purchase of green energy (Power Purchase Agreement), originating from a newly built photovoltaic system of a market energy producer, with a fixed quota of power dedicated to the operation of the three Italian television production centres (Cologno Monzese, Roma Elios and Palatino);

•	purchase of the remaining part of the energy requirement from suppliers with a guarantee of origin from renewable plants (hydroelectric, wind, photovoltaic power);

•	a long-term plan for the replacement of heating systems in buildings that use natural gas or diesel for the winter-season climate control of buildings. There are currently three projects underway, one of which is in the construction phase (Europa 44 Cologno) and two in the design phase (Cologno Production Centres and Roma Elios);

•	conversion of the company car fleet at the end of the rental contract (4 years) with new vehicles that have full electric or plug-in hybrid engines, which will reduce the nominal CO2 impact per kilometre travelled.

Grupo Audiovisual Grupo Audiovisual Mediaset España adopts continuous management actions to optimise energy use, such as:

•	measures for the balanced cooling of recording sets, limiting the hours of switching air conditioning on and off in the studios, automatically controlling the temperature and regulating the lighting during advertising breaks in live broadcasts, with a consequent reduction in energy consumption and GHG (Greenhouse Gas) emissions;

•	the replacement of lighting and air conditioning equipment with more efficient and lower consumption models;

•	electricity contracts with guarantees of origin, which ensures that all the electricity consumed during the year in the systems comes exclusively from 100% renewable sources;

•	encouraging employees to adopt a sustainable mobility approach: in Madrid, a bus service connects the company headquarters (Fuencarral and Villaviciosa) with the train and underground stations, encouraging a greater use of public transport and thus helping to limit the GHG emissions from commuting;

•	installation of charging points for electric vehicles (Madrid Fuencarral site).

Since 2019, GAM has been committed to voluntarily offsetting its direct emissions through projects that generate positive impacts on the environment. Such voluntary offsetting does not in any way replace efforts to reduce one’s direct emissions each year.

Furthermore, in 2024, GAM contributed to wind and solar projects in the Indian state of Karnataka. The objective of the project is to produce renewable energy to reduce the country’s dependence on fossil fuels and cut GHG emissions, guaranteeing local communities’ greater access to sustainable electricity sources and raising awareness of the consequences of climate change and possible mitigation actions.

At present, the Group is still evaluating a quantification of the CO2 equivalent emissions achieved and expected.

CapEx and OpEx regarding climate change actions are below the set threshold mentioned in the section SBM-3 - current and expected financial effects.

METRICS AND TARGETS

E1-4 | Targets related to climate change mitigation and adaptation

MFE currently has no Group targets related to climate change mitigation and adaptation.

However, as reported in chapter E1-1, Mediaset Italia has defined Carbon Neutrality by 2030 . The Group in Spain, on the other hand, is continuing with its transition plan for Net Zero by 2050.

E1-5 | Energy consumption and mix

ENERGY CONSUMPTION AND MIX	2024
1) Fuel consumption from coal and coal products (MWh)	-
2) Fuel consumption from crude oil and petroleum products (MWh)	8,583
3) Fuel consumption from natural gas (MWh)	10,022
4) Fuel consumption from other fossil sources (MWh)	-
5) Consumption of purchased or acquired electricity, heat, steam, and cooling from fossil sources (MWh)	681
6) Total fossil energy consumption (MWh) (calculated as the sum of lines 1 to 5)	19,286
Share of fossil sources in total energy consumption (%)	20%
7) Consumption from nuclear sources (MWh)	-
Share of consumption from nuclear sources in total energy consumption (%)	-
8) Fuel consumption for renewable sources, including biomass (also comprising industrial and municipal waste of biologic origin, biogas, renewable hydrogen, etc.) (MWh)	-
9) Consumption of purchased or acquired electricity, heat, steam, and cooling from renewable sources (MWh)	78,882
10) The consumption of self-generated non-fuel renewable energy (MWh)	-
11) Total renewable energy consumption (MWh) (calculated as the sum of lines 8 to 10)	78,882
Share of renewable sources in total energy consumption (%)	80%
Total energy consumption (MWh) (calculated as the sum of lines 6, and 11)	98,169

E1-6 | Gross Scopes 1, 2, 3 and Total GHG emissions

2024

Scope 1 GHG emissions

Gross Scope 1 GHG emissions (tCO2eq)	5,079
Percentage of Scope 1 GHG emissions from regulated emission trading schemes (%)	-

Scope 2 GHG emissions

Gross location-based Scope 2 GHG emissions (tCO2eq)	15,922
Gross market-based Scope 2 GHG emissions (tCO2eq)	342

Significant scope 3 GHG emissions

Total Gross indirect (Scope 3) GHG emissions (tCO2eq)	864,771
1. Purchased goods and services	113,243
2. Capital goods	13,838
3. Fuel and energy-related Activities (not included in Scope1 or Scope 2)	3,785
4. Upstream transportation and distribution	1,735
5. Waste generated in operations	1,752
6. Business traveling	3,378
7. Employee commuting	7,702
8. Upstream leased assets	1,510
9. Downstream transportation	-
10. Processing of sold products	-
11. Use of sold products	654,221
12. End-of-life treatment of sold products	-
13. Downstream leased assets	-
14. Franchises	-
15. Investments	63,607

TOTAL GHG EMISSIONS

Total GHG emissions (location-based) (tCO2eq)	885,772
Total GHG emissions (market-based) (tCO2eq)	870,192

The emissions reported under E1-6 have been calculated in alignment with ESRS 1, paragraphs 62-67.

To quantify indirect GHG emissions, MFE Group made the following assumptions for each Scope 3 category:

GHG Protocol category		Italy	Spain
3.1	Purchased goods & services

This category includes: purchased goods (meals, paper, water), purchased services, operating costs for TV production (Mediaset and Investee companies).

Emissions for services and Mediaset operating costs are calculated based on the reporting of 2024 expenditure from Procurement data. Operating costs from investee companies are provided separately.

2024 expenditure data shared by Procurement contain a level of detail and description by Product Category at Level II and III.

Information on the type of expenditure / service provided / operating cost is used to assign the most relevant Emission Factor available from CEDA 2024 database.

These Emission Factors refer to 2024 and account for inflation rates and Purchasing Power Parity between countries.

Indirect emissions from products and services purchased by Mediaset have been calculated using an economic input/output analysis using on the one hand economic data for the reporting period (calendar year 2024) and on the other hand relevant emission factors obtained from the CEDA 2024 database (Comprehensive Environmental Data Archive v 6.0), of recognized prestige.

Note: The CEDA 2024 emission factors only account for embodied carbon, not emissions from the use of the product or service which can be accounted for elsewhere in the carbon footprint. Indirect emissions from products and services purchased by Mediaset have been calculated using an economic input/output analysis using on the one hand economic data for the reporting period (calendar year 2024) and on the other hand relevant emission factors obtained from the CEDA 2024 database (Comprehensive Environmental Data Archive v 6.0), of recognized prestige.

Note: The CEDA 2024 emission factors only account for embodied carbon, not emissions from the use of the product or service which can be accounted for elsewhere in the carbon footprint.

3.2	Capital Goods	Same as Category 1 (data from Procurement)

Indirect emissions from capital goods purchased by Mediaset in 2024 have been estimated through an economic input/output analysis using emission factors from the CEDA 2024 (Comprehensive Environmental Data Archive) database.

Note: The CEDA 2024 emission factors only account for embodied carbon, not emissions from the use of the product or service which may be accounted for elsewhere in the carbon footprint.

GHG Protocol category		Italy	Spain
3.3	Upstream energy-related emissions (not included in scope 1 and scope 2)

For combustion fuels, WTT emission factors are applied from DEFRA (more details on specific EFs used in the calculation tab).

For electricity (non-renewable), a WTT emission factor is applied from an internal EcoAct database with a methodology aligned to IEA and DEFRA. The same methodology is applied for the T&D + T&D(WTT) upstream emissions for electricity.

For electricity (renewable), a WTT emission factor is customized as an average of ADEME factors for upstream electricity generation from different renewable sources. The same methodology as nonrenewables is applied for the T&D + T&D(WTT) upstream emissions, to account for losses that still occur in the grid and for the fact that the contractual instrument does not guarantee the electricity purchased by Mediaset is generated from renewable sources.

We have used energy activity data that are collected, maintained and reported by Mediaset. These are stationary combustion, mobile combustion and electricity consumption.

Following the calculation guidelines of the GHG Protocol standard, we have separated the emissions of this category into three activities:

1)   “Well to Tank” emissions from fossil fuels (diesel, natural gas and gasoline);

2)   “Well to Tank” emissions from purchased electricity;

3)   Emissions due to Generation and Transmission and Distribution of purchased electricity.

For the calculation of (1) we have used the relevant emission factors from the DEFRA 2024 database.

For the calculation of (2), the WTT generation EF has not been included as the energy supplied is 100% renewable with GoO.

For the calculation of (3), we have used the appropriate emission factor from IEA 2024, in addition to the source of emissions in renewable energy corresponds to the biomass component.

This year, there has been no energy generation in the solar panels installed in Mediaset.

3.4	Upstream transportation and distribution	Same as Category 1 (data from Procurement)

This category includes emissions due to the transportation and distribution of goods and services where Mediaset has financial control, as well as inter-facility transportation.

To calculate it, we have used the economic data categorized as transport services and postal services and applied the relevant CEDA 2024 emission factor.

3.5	Waste generated in operations

The perimeter includes the management of waste generated in production studios.

Data are provided for the amounts of waste generated in production studios, with details on the waste type (CER code) and end-of-life disposal mode. Emission Factors are assigned using DEFRA database.

This category includes emissions from disposal and treatment of waste by a third party. We have used verified primary data whenever possible and estimated unmanaged waste through benchmarks.

Emission factors have been used depending on the type of waste and its destination (recycling, incineration, landfill, etc.). The calculation is based on the total weight of each type of waste and the type of treatment. The waste weights have been multiplied by their corresponding DEFRA and Ecoinvent factors.

GHG Protocol category		Italy	Spain
3.6	Business Travel

For air travel, passenger.km are reported, and associated emission factors are applied, by haul type (national, international and intercontinental) and cabin class (business and economy). EF includes radiative forcing from contrails.

For rail travel, passenger.km are reported, and associated emission factors are applied, for national and international journeys.

For road travel, spend is reported for taxis and car rentals (NCC).

Well-to-Wheel (WtW) Emission Factors are applied, including radiative forcing from contrails for air travel (DEFRA, 2024).

Hotel stays (optional emissions) are assessed using the number of hotel nights for national, international and intercontinental travel. DEFRA (2024) emission factors are applied for room night in Italy, Spain and the United States, respectively.

This category includes emissions derived from employee business travel in vehicles owned or operated by third parties such as airplanes, trains, buses, etc. We also include in this category emissions from hotel nights.

Emissions from air transportation have been provided by the travel agencies with which the company has operated. From this data, the distance between destinations has been calculated, classifying flights between short and long-haul. Emissions have been calculated using the corresponding Defra (2024) emission factors. For rail transport we used primary data to which we applied the relevant emission factor from the Catalan Climate Change Office/DEFRA.

For hotel room nights we have also used primary data by country of destination, and estimated emissions using DEFRA emission factors by country and number of room nights.

This category also includes leasing vehicles owned by Mediaset executives, previously included in Scope 1 of the carbon footprint.

3.7	Employee commuting

Mediaset provided data per site on:

-     the number of employees, differentiated by workers 100% on site and remote workers with the share of remote working days;

-     the related one-way home-work distance in km;

-     the % of employees commuting by car.

EcoAct assumed 228 working days per year. Additional assumptions were made on the share of employees using Mediaset’s shuttle bus service and other modes used, informed by National statistics.

First, total passenger.km traveled are calculated by multiplying the number of workers * one-way distance in km * 2 (return travel) * 228 working days. The value is adjusted for remote workers accounting for the share of remote work. Total passenger.km are then split for each transport mode, and a WtW emission factor (DEFRA) is assigned to each mode.

Due to the exceptional nature of the year 2024 in terms of teleworking regimes, an internal EcoAct tool has been used based on the latest available statewide mobility survey, adjusting the number of face-to-face days for each worker.

GHG Protocol category		Italy	Spain
3.8	Upstream Leased Assets	Same as Category 1 (data from Procurement)

This category includes the operation of assets leased by Mediaset in 2024, not included in Scope 1 and 2.

This includes emissions from offices and real estate, as well as technical equipment.

For the calculation of office emissions, we have taken as a reference the carbon footprint of scopes 1 and 2 of the Madrid offices. We have calculated the emissions per employee and applied the intensity to the other offices and headquarters.

In the case of other buildings and technical equipment we have estimated emissions using economic data and applying CEDA emission factors.

3.11	Use of sold products

Emissions from the use of sold products for Mediaset are indirect use-phase emissions generated from the consumption of electricity of Mediaset viewers. These emissions are optional, as opposed to direct use-phase emissions. However, the GHG Protocol states that: “In category 11, companies are required to include direct use-phase emissions of sold products. Companies may also account for indirect use-phase emissions of sold products and should do so when indirect use-phase emissions are expected to be significant.”

For TV:

-     An average consumption per person per day is calculated using data per TV channel, and multiplied by the average annual number of audiences to get total hours of viewing

-     The “Co-viewing conversion factor” of 1.4 (provided by Auditel) is applied to divide “total viewer.hours” into “total TV.hours” to account for the fact that audience data are reported making assumptions on the average number of people in front of a TV.

Mediaset offers an intangible product: entertainment programs. Emissions, therefore, are generated through the viewing of its programs through the different means of dissemination: television and web.

To estimate the emissions, we need, on the one hand, the energy power of the different channels through which we can access the contents (TV, Mobile, Computer). We have calculated this by assuming an average power per channel type.

On the other hand, we need the number of viewers, the average number of minutes per visitor and other similar parameters to estimate the total time of the audience watching Mediaset content. These data have been provided by Mediaset.

With this, we will obtain the total annual energy consumption in viewers’ homes. We will multiply this result by the national emission factor and obtain the emissions generated by Mediaset users.

GHG Protocol category	Italy	Spain

-     The value is then multiplied by an average hourly energy consumption per hour of projection for TV: 0.135 kWh/hour (assumed to be the same as CTV) to obtain total kWh of electricity consumption by viewers and associate the National grid electricity emission factor.

For RADIO:

-     An average consumption per person per day is calculated using data per radio channel and multiplied by the average annual number of audiences to get total hours of listening.

-     It is assumed that 50% of audience is from cars and related emissions have not been assessed.

-     For the remaining 50%, the value is then multiplied by an average device consumption of a smartphone (0.006 kW) assuming it is the main device used.

For CINEMA:

-     Total hours of projections of movies distributed by Mediaset (both (co- )produced and produced by third parties) are multiplied by an average hourly energy consumption of 2.2 kWh to obtain total kWh of electricity consumption by cinema theaters and associate the National grid electricity emission factor.

For WEB:

-     Total hours viewed are multiplied by respective device power, and the network impact is assessed for the download of bytes using data from The Shift Project in accordance with The Ad Net Zero Global Media Sustainability Framework. These two components provide a comprehensive perimeter for the use phase, which excludes the Datacenter impact, which is accounted for in Mediaset’s upstream emissions.

GHG Protocol category		Italy	Spain
- The associated National grid electricity emission factor is then applied to electricity consumption during the use phase.

3.15	Investments

1. INVESTEE COMPANIES: A sectoral-average, spend-based Emission Factor is applied to the amount of equity invested in non-consolidated companies (both associate companies and joint ventures, with the exclusion of ProSiebenSat.1 MEDIA SE). The amounts reported for 31/12/2023 are used.

The approach is used for EI Towers, as no primary data were received for Scopes 1 & 2.

For some investee companies, for which Mediaset reports operating costs related to TV production in OpEx, the equity capital invested is not accounted for in Category 15, but rather in Category 1 of Scope 3.

2. TV RIGHTS: the amount invested for the acquisition of Property Rights for TV and Cinema production reported by Mediaset are used (for RTI and Medusa companies). A spend-based emission factor (CEDA 2024) is applied.

This category includes issues associated with Mediaset’s investments in 2024. These are divided into three categories: investments in companies, investments in cinema and investments in audiovisual rights.

We have estimated the emissions through an economic analysis and applied the relevant CEDA 2024 emission factors. In the case of companies, historically they have accounted for less than 1% of Mediaset’s footprint, so this year they have been disregarded from the carbon footprint calculation.

The following categories of Scope 3 emissions are found to be not applicable for the following reasons:

GHG Protocol category		Reasons

3.9	Downstream transportation and distribution	Not applicable, as MFE reports all expenses for transportation and logistics services in its procurement data. There are no or insignificant transportation of goods on behalf of MFE that are not paid for by MFE (e.g., customer-managed distribution of finished goods).

3.10	Processing of sold products	MFE does not produce or sell intermediate (or finished) physical goods that undergo further processing or transformation.

3.12	End-of-life of sold products	MFE neither produces nor sells intermediate (nor finished) physical goods.

3.13	Downstream leased assets	MFE does not lease any proprietary assets to third parties.

3.14	Franchises	MFE has no franchises.

MFE does not produce biogenic emssions.

GHG INTENSITY PER NET REVENUE	2024
Total GHG emissions (location-based) per net revenue (tCO2eq/€ mio)	300
Total GHG emissions (market-based) per net revenue (tCO2eq/€ mio)	295

NET REVENUE USED TO CALCULATE GHG INTENSITY	2024
Net revenue (other)	-
Total net revenue (in financial statements)	2,949

For more information about the total net revenues of the group indicated in the table, please refer to the income statement in this Annual Report.

E1-7 | GHG removals and GHG mission mitigation projects funded with carbon credits

At present, the Group doesn’t have purchased carbon credits. The Group is evaluating such purchasing also into the view of a decarbonization path as described in E1-1 section.

ESRS-S1 | OWN WORKFORCE

STRATEGY

S1_ESRS-2_SBM-3 | Material impacts, risks and opportunities and their interaction with strategy and business model

All the company’s employees (workers, office staff, collaborators, production technicians, senior managers) are included in the scope of ESRS 2 disclosure, where the potential positive and/or negative impacts, risks and opportunities that may affect the company’s workforce are reported. No types of employees with peculiar characteristics (such as age category, persons with disabilities, etc.) or in contexts of greater risk were identified.

To date, the Group has no negative material impacts on the workforce related to actions to reduce negative environmental impacts.

MFE, by virtue of the countries in which it operates, which require the application of strict regulations on the matter, does not present problems of forced and child labor in its workforce.

IMPACT, RISK AND OPPORTUNITY MANAGEMENT

S1-1 | Policies related to own workforce

Having seen and considered the impacts, risks and opportunities (IROs) that emerged as material during the Double Materiality Assessment, MFE has put in place and updated the Policies that address these IROs and act on them, and that could have effects on its employees.

The policies listed below are approved by the Group’s Board of Directors. Unless otherwise indicated, the reference perimeter refers to all geographical areas in which MFE operates.

As reported above, MFE does not face issues of forced and child labor in its workforce. However, as mentioned later in Secure employment, it has not adopted yet a Human Rights Policy aligned with ILO and UN principles, currently under definition.

CODE OF ETHICS

MFE considers people a central resource for achieving its objectives and for the company’s development. The Group develops policies and practices, implemented by the Human Resources, Operations, Technologies and Procurement Department, which guarantee the stability, safety and well-being of employees and the attractiveness of resources from the market. The main reference is the Code of Ethics, developed by the Legal Affairs Department and updated by the MFE Board in 2024, which affirms the centrality of protecting the personality and professionalism of employees, of nurturing and developing professional skills and abilities, and of protecting mental and physical well-being, within a framework of loyalty and trust.

The Code of Ethics repudiates child labour and gives primary importance to the protection of minors and the repression of any form of exploitation – including through electronic and IT tools – against them. The Group opposes all forms of unlawful recruitment and irregular employment of male and female workers; it ensures the application of working conditions that respect the moral integrity and personal dignity of the individual within the group and of personnel employed by Customers and Commercial Partners.

Finally, it prohibits any form of violence or harassment or attitudes attributable to mobbing, systematic humiliation, discrimination and isolation. Any type of sexual violence and harassment in the broadest sense of the term are prohibited, considering harassment as any behaviour that may create discomfort, of any nature, or instil fear in a person.

Through the policies indicated, the company generates a positive impact on employees, strengthening their motivation and confidence, ensuring the attractiveness of the company on the labour market. These policies are available to stakeholders through the Corporate website, if public, or through the company intranet.

DIVERSITY

The Code of Ethics states that MFE supports, values and promotes the culture of diversity and inclusion, ensuring a fair and inclusive environment, combating any discrimination based on gender (identity), age, race, ethnicity, language, nationality, sexual orientation, physical abilities, religious beliefs, political and trade union opinions, social origin, personal and social conditions and any other form of discrimination covered by national and supranational legislation.

The Group has set specific policy objectives relating to inclusion: initiatives, intentions and objectives regarding diversity, inclusion and non-discrimination apply in all stages of the worker’s time in the company, so that equal opportunities are always guaranteed. Designated corporate functions guarantee and promote compliance with these principles within all organizational areas, implementing policies aimed at ensuring a correct evaluation of people, monitoring growth paths and designing professional and managerial training paths, which enhance and recognize the wealth deriving from diversity and that encourage integration processes.

The MFE Board has defined MFE’s “Diversity and Inclusion Policy”, which sets out concrete, appropriate and ambitious objectives to achieve the right balance in gender diversity and other relevant aspects of diversity and inclusion in the composition of the Board of Directors and Management. The Policy recalls the principles established by the Group’s Code of Ethics regarding diversity and inclusion and affirms the commitment to developing a safe environment, free from harassment and discrimination, and to guaranteeing training and education for all employees and managers on the topic. The Policy states the methods for reporting harassment and/or discrimination and that the Company must ensure monitoring and analysis which check the actual application of the policies, to ensure equal treatment for all employees and managers.

TRAINING AND SKILLS DEVELOPMENT

With reference to Human Resources Development, the Group protects the personality and professionalism in all stages of the employee’s life cycle. The Code of Ethics approved by the Board sets out the commitment to guarantee the nurturing and development of talent, skills and professional abilities, supporting and disseminating a corporate culture based on disseminating knowledge, innovation and change. Training is an essential tool for building on people’s potential, encouraging ethical values and the strengthening of a shared corporate identity; if offers an opportunity for growth and continually updating skills, consisting of courses and lessons that cover the entire workforce, but also specific contents aimed at particular company areas.

SECURE EMPLOYMENT, WORKING HOURS AND WELFARE

The Group pays particular attention to caring and welfare policies, including social security and welfare benefits, with initiatives aimed at balancing the needs of private and professional life. MFE encourages forms of flexibility and promotes a combination of activities carried out at the company’s headquarters and remotely. These issues are the subject of agreements signed with workers’ representatives. In the context of the Sustainability Guidelines adopted by the Board, MFE is committed to recognizing and appreciating the value, experience and professionalism of human resources, enhancing the differences and characteristics of each person, creating a positive and future-focussed context.

MFE bases its activity on respect for universally recognized human rights, considered fundamental and indispensable values of its corporate culture and business strategies, promoting and supporting, in all relations with its stakeholders, the protection of fundamental human rights provided for by the laws and regulations of the individual countries where it operates and by applicable international standards. In strengthening human rights’ policies and procedures, MFE is guided by the standards established in the Universal Declaration of Human Rights; the Corporate Responsibility to Respect Human Rights under the UN Guiding Principles on Business and Human Rights and the OECD Guidelines for Multinational Enterprises. MFE also recognizes and respects the ILO Declaration on Fundamental Principles and Rights at Work, the ILO Conventions in force and the ILO Tripartite Declaration of Principles concerning multinational enterprises and social policy.

The workforce is required to sign and accept the Code of Ethics. To ensure compliance, specific ongoing training is provided, as reported in S1-13 Training and Skills Development.

In the Group’s companies, collective bargaining is widely guaranteed, recognizing the importance of dialogue and the role played by workers’ representatives. These Agreements regulate the rights and obligations of workers and help generate a positive working environment, both for the company and its workforce.

ADEQUATE WAGES

The issue is regulated by the implementation of Collective Agreements within the Group, which establish the equal treatment in the remuneration of all workers, establishing the salary scales applicable to each professional category and indicating the salary supplements and their conditions. The Performance Appraisal System supplements the methodology described.

The O.G. “Remuneration policy for employees”, which the Personnel Department is responsible for implementing, applies to MFE and its Italian subsidiaries. This policy regulates the management of employee remuneration measures and establishes guidelines and operating procedures that ensure that remuneration is based on criteria of fairness, correctness, transparency and good faith, so that remuneration is determined based on the area of responsibility, the role performed and the principles of internal and external fairness, determined based on benchmarks provided by specialized consulting firms, also aimed at ensuring attractiveness on the labour market and retention for key resources. To this end, tools are adopted to supplement the fixed salary: non-compete agreements, short- and long-term incentives and a welfare and benefits system.

GENDER EQUALITY AND EQUAL PAY

The Group Code of Ethics establishes the principles of equal treatment and opportunity, which are integrated and respected in all processes and policies implemented in the various Group companies, particularly in those related to access to employment, professional training, career advancement, remuneration and, in general, all working conditions affecting personnel. Remuneration by gender is monitored annually.

Attention to equal pay is also reiterated in the Sustainability Guidelines adopted by the MFE Board, which clearly state the company’s intention of maintaining current levels of equal pay and distribution for each category, considered positive, through recruitment and professional development policies that encourage growth in managerial roles of the less represented gender. This objective has been incorporated into management incentive systems, as explained in the dedicated section. With specific reference to the Chief Executive Officer and other Executive Directors, the Remuneration Policy defined by the Board of Directors and approved by the MFE Shareholders’ Meeting is based on objectives of coherence and fairness, connection to performance and value creation, aimed at ensuring the alignment of remuneration with the business strategy and at attracting and retaining valuable resources.

The O.G. “Management of the short-term incentive system” (applicable to MFE N.V. and its Italian subsidiaries), implemented annually by the Performance and Compensation Function and the Human Resources Management Department, regulates the process of assigning and managing the short-term incentive, defining guidelines and operating methods that ensure the process takes place in compliance with current legislation and the provisions of the Group Code of Ethics mentioned above.

HEALTH AND SAFETY

On June 19th 2024, the MFE Board of Directors adopted the a corporate policy named “Health & Safety General Principles” which describes the principles and the goals it intends to pursue to ensure a healthy and safe working environment:

Aim at continuous improvement

•	Develop and maintain an Occupational Health and Safety Management System that complies with international reference standards (UNI ISO 45001) and integrated with company operating models.

•	Eliminate dangers and reduce the risks for worker health and safety and, in particular:

-	guarantee that working environments are suitable, safe and ergonomic for working activities, guaranteeing the periodical monitoring of physical, chemical and biological parameters;

-	safeguard worker’s health through ongoing health monitoring and actions to promote health in general terms.

•	Activate effective prevention measures against accidents, incidents and professional diseases, guaranteeing continual attention for issues linked to occupational health and safety.

•	Guarantee a suitable organisation and availability of the human resources, tools and economic means needed to implement commitments taken.

Guarantee legal compliance

•	Scrupulously comply with, in substance and principles, the occupational health and safety laws and regulations applicable (e.g. Legislative Decree 81/2008 as amended), also with reference to what is set forth in Legislative Decree 231/2001 as amended.

Promote and spread a safety culture

•	Train, inform and raise awareness in all workers so that they have the best conditions for doing the jobs assigned to them safely.

•	Transparently communicate the health and safety services.

•	Commit to making sure workers and their representatives are consulted and involved.

The MFE Group has adopted, implemented and effectively implements an Occupational Health and Safety Management System conforming to UNI ISO 45001:2018.

This system concerns all 14 Group companies in Italy, including: Mediaset S.p.A., RTI S.p.A., Elettronica Industriale S.P.A., Medusa Film S.p.A., Publitalia’80 S.p.A., Digitalia’08 S.r.l., Mediamond S.p.A., RadioMediaset S.p.A., Radio Studio 105 S.p.A., Virgin Radio Italy S.p.A., Monradio S.r.l., RMC Italia S.p.A., Radio Subasio S.r.l. and Radio Aut S.r.l. The system also applies to all Group employees in Spain.

The System’s conformity to the reference standard is guaranteed by certification by an accredited independent body: DNV.

The System envisages the development and adoption of specific types of documents including: Policies, General Procedures, Operating Procedures, Operating Instructions and Practical Solutions.

The Policy illustrates the values and commitment of the Mediaset Group in terms of health, safety and, in general, well-being for all workers. In particular, the policy includes the following commitments:

•	developing and maintaining an Occupational Health and Safety Management System conforming to ISO 45001 and integrated with the company’s operating models;

•	eliminating hazards and reducing risks to the health and safety of workers and, in particular:

-	ensuring that work environments are suitable, safe and ergonomic for carrying out work activities, through the periodic monitoring of physical, chemical and biological parameters;

-	protecting the health of workers through continuous health monitoring and through initiatives aimed at promoting health in general terms.

•	activating effective measures for the prevention of accidents, injuries and occupational diseases, ensuring a constant focus on health and safety aspects in the management of the workplace;

•	ensuring an adequate organization and availability of human resources, tools and economic means necessary to implement the commitments undertaken;

•	complying strictly, in substance and in principles, with applicable occupational health and safety laws and regulations (e.g. Legislative Decree 81/2008 as amended), with reference also to the provisions of Legislative Decree 231/2001 as amended;

•	training, informing and raising awareness among all workers so that they are placed in the best conditions to carry out assigned tasks in complete safety;

•	communicating health and safety performance transparently;

•	engaging in worker and their representatives’ consultation and participation.

The framework outlined by the policy is implemented through planning and checking specific objectives, which are reviewed during the (annual) Management Review.

In relation to the workers of the Mediaset Italia Group, the policy refers to the following risks:

•	accidents or ill health in the workplace, with the unavailability of resources;

•	criminal consequences in the event of a topic not being properly monitored.

For the purposes of training on these issues, the General Procedure “Information, education and training of workers on occupational health and safety” was issued, with it requirements defined based on the assessment of risks which workers are exposed to, in relation to the activity carried out (safety task).

For the purposes of the “Systems and rules in recording and reporting statistics”, the Mediaset Group uses specific IT support tools, such as the Simpledo.Net platform, as envisaged in the General Procedure “Monitoring and measuring performance”.

Furthermore, the Mediaset Group has adopted:

•	the O.G. “Safety of employees abroad”, which the Security Department is responsible for implementing. The aim of this O.G. is to guarantee the safety of its personnel travelling to countries or areas considered “at risk”. The activation of the Security Department’s portal (available on the company intranet), and the sections “Travel abroad” and “Atlas – Travelling safely” are functional to managing the safety of employees working abroad.

•	a specific Operating Instruction to provide guidance to ensure, during the planning and production stages of TV productions with dangerous situations (dangerous games, tests of courage, presence of animals, etc.), the planning, coordination and integration of specific measures regarding the health and safety of personnel and all participants, through a systematic and documented risk analysis and consequent definition of the necessary prevention and protection measures.

In terms of opportunities relevant to the workforce itself, the following actions have been adopted:

•	joining the WHP Lombardia Programme (Cologno Monzese and Segrate);

•	joining the WHP Lazio Programme (Elios, Palatino and Aventino Studies);

•	activating the psychological help desk for workers.

The Prevention of Occupational Risks in Spain is overseen by the Management with a leadership and commitment within the framework of the Prevention and Welfare Policy.

The definition, approval and implementation of the policy are primarily the responsibility of Top Management. Through its leadership and commitment, management pursues the common goal of eliminating hazards and reducing risks to worker safety and health. Responsibilities regarding safety, health and well-being are inseparable from all activities and extend to all employees of the Group companies. This policy is reviewed and made available to all staff on the company Medianet.

PRIVACY

MFE MediaForEurope NV and the unlisted Group companies, headquartered in Italy and fully consolidated in the Group’s Financial Statements (hereinafter “the Companies”) have always paid considerable attention to the protection of personal data.

An O.G. has been prepared, which the Data Protection Officer is responsible for implementing. This O.G. regulates and describes the “Privacy Organizational Model”, as well as the principles relating to the management of personal data protection.

With the goal of pursuing the simultaneous promotion of the interests of all parties involved, the protection of personal data and the rights and freedoms of data subjects, the Companies have defined, in particular, a specific series of Company Policies, Operating Instructions, Organisational Guidelines and Processing Records as the cornerstone of the rules and activities connected with processing. Together with the Privacy Intranet Portal and the constant information and training activities of the company population, these are part of a complex privacy management system that guarantees the security of personal data and company information to fully protect the personal data of the workforce and in compliance with legal requirements.

Furthermore, the identified and implemented security measures, described in the Company Policies and Operating Instructions, and the supervision of the reference departments (Security and Compliance and Security Department) guarantee, in compliance with Article 32 of Regulation (EU) 2016/679, security measures adequate to the risks.

The Group in Spain adopts all security measures to guarantee the security and confidentiality of personal data, through a Security Policy, for all personnel (employees, interns and temporary workers) within the group, including third parties that provide services within Mediaset Spain. The Security Committee is responsible for this activity. The policy is published on the company intranet and sent by email.

The Privacy Model, conforming to the European GDPR, establishes that employees must be informed in their contracts about how Mediaset processes their personal data. This information is provided in the Annex on the Processing of Personal Data, where the employee is informed about who is responsible for the processing, the data processed, the purposes of the processing, the period of data retention, the legitimacy of the processing, communications, international transfers and their rights.

This Privacy Model applies not only to its own employees but also to external suppliers who provide services to the Spanish companies of the Group. As in Italy, the DPO officer is responsible for this activity.

S1-2 | Processes for engaging with own workers and workers’ representatives about impacts

The Board of Directors, through the Human Resources Department as the responsible function, ensures the proper involvement of staff throughout all stages of the employee’s work.

STAFF ENGAGEMENT

The MFE Group has established and built a consolidated and effective system of industrial and trade union relations at all levels of representation. The topics typically subject to discussion and disclosure consist of work organization in terms of jobs, levels, processes, working hours, the operating performance of the company, the evolution of the workforce, training issues, welfare issues, as well as the evolution of the business.

The companies in the MFE Group apply the relevant National Collective Agreements or Supplementary Company Agreements (AIA) to all of their employees, regulating all the typical situations of the employment relationship. In particular, the following apply for Italian companies: for managers, the National Collective Bargaining Agreement for Managers in the Commercial Sector and the National Collective Bargaining Agreement for Managers in the Industrial Sector; for Middle Managers and Office Staff, the National Collective Bargaining Agreement for the Tertiary Commercial Sector and the National Collective Bargaining Agreement for the Metalworking sector; and for journalists, the FNSI National Collective Agreement. In addition, a Supplementary Company Agreement applied to Middle Managers and White-Collar Workers and a Supplementary Company Agreement applied to Journalist staff that regulate and improve on the conditions provided for by the national agreements have been historically in force for the television area of the Group.

Specific provisions that further regulate and detail working conditions, working hours and ad hoc technical-production models for individual companies are managed via agreements with the trade union representatives of the workers concerned. Industrial relations are consolidated by profitable, ongoing social dialogue, strengthened by the work of the Commissions which meet periodically on different issues. Various Commissions are established to facilitate dialogue and collaboration between companies and representatives on relevant issues (Procurement Commission, Training Commission, Professionalism Commission, Welfare Commission).

In the agreements adopted, specific space is given to issues related to equal opportunities and the fight against all forms of harassment in the workplace, affirming the importance of cooperation between workers’ representatives and the company, for the creation of a working environment that guarantees the dignity of each worker and respect for the principles of equality, as well as the consideration, in particular, of the perspectives of people in the workforce who may be particularly vulnerable to impacts and/or marginalized (for example, women, migrants, people with disabilities).

In Spain, trade union freedom and freedom of association are fundamental rights that have always been recognized and respected by the company, exercised through the company councils and trade union sections. In 2024, no risk situations arose regarding the exercise of freedom of association and trade union rights. The Equal Opportunity Committees of the various companies of the Group in Spain aim to ensure compliance with equality standards in all Human Resources processes.

TRAINING AND SKILLS DEVELOPMENT

Training activities are designed to meet needs common to the entire population or specific needs of certain individuals or groups. The HR Department monitors training needs with the involvement of persons concerned by the development and organizational change processes, including area managers. The identification and provision of training proposals take place in coherence with the need to develop professional skills and managerial competences in line with the business context and new compliance programmes, as well as the need to align skills related to the technological evolution processes undertaken.

Monitoring regulatory developments and working with competent governance functions ensure effective oversight of the provision of training measures envisaged by the legal framework. In order to meet the needs of workers’ representatives, the Bilateral Commission for training was established (comprising company members and trade union representatives), with the aim of:

•	contributing to monitoring training requirements related to the need to maintain levels of professionalism appropriate to the production evolution of the company;

•	formulating indications on projects and means for the professional updating of human resources, in relation to technological developments and occupational health and safety;

•	promoting, analysing and signing annual and periodic training projects/plans to be submitted to the inter-professional funds within the scope of funded training;

•	carrying out periodic qualitative and quantitative analyses of the training activity carried out.

The involvement of workers’ representatives is also ensured in Spain, with whom periodic follow-up meetings.

HEALTH AND SAFETY

The Mediaset Group has adopted the General Procedure “Consultation and Participation” which identifies the general criteria applicable for the consultation and participation of workers and their representatives at all levels, relating to occupational health and safety.

The Procedure refers to the entire Mediaset Italia Group, as indicated in the Occupational Health and Safety Management System Manual and identifies the following stages:

Management of participation and consultation: workers’ consultation and participation takes place through the RLS (Workers’ Representatives for Safety), elected from the company’s trade union representatives. These activities can take place in different forms:

•	participation in the annual periodic meetings as required by Legislative Decree 81/08 as amended;

•	participation in specific working groups in the context of risk assessments (e.g. work-related stress risk assessment);

•	participation in committees, e.g. “Training Commission” (also through the RSU);

•	involvement in the definition of specific projects, e.g. Corporate Welfare;

•	participation, in the form of representation, in the Management Review;

•	other forms of consultation implemented through the publication of information or specific meetings on the company intranet. The forms indicated are managed by the Group Health & Safety Managers.

Periodic meeting (annual): the RLS participate in these meetings and are consulted on:

•	risk assessment pursuant to Legislative Decree 81/08;

•	risk and opportunity assessment;

•	the identification, planning, implementation and verification of prevention and protection measures;

•	the development of procedures and operating instructions relating to occupational health and safety;

•	the appointment of the Person in Charge of the Prevention and Protection Service Staff, the Health Surveillance Doctor, and the Workers in Charge of Emergency Management;

•	the organization of worker training programmes;

•	Management review.

Information to be sent to the RLS: to ensure effective consultation, the Health & Safety Manager, on behalf of the Employer, sends the Health & Safety Representative company documentation relating to:

•	the risk assessment and related prevention measures;

•	dangerous substances and preparations, machinery, systems, organisation and work environments, accidents and occupational diseases;

•	information from surveillance services (e.g. the local health authorities, the Fire Brigade, etc.);

•	upon request, a copy of the Risk Assessment Report is delivered to the RLS, who must consult this report exclusively at company offices/headquarters;

•	the risk and opportunity assessment;

•	Management’s review of the Occupational Health and Safety Management System;

•	all information sent to the Health & Safety Representative is tracked by the Group Health & Safety Manager in the Management System Framework.

The Health and Safety Committee (CSS) is the body that represents all Grupo Audiovisual Mediaset España employees; Publiespaña and Megamedia also have similar committees. However, all employees are guaranteed adequate health and safety protection through the SPM (Joint Prevention Service), with the exception of Be a Lion and Radical, which have an external prevention service.

This occupational health and safety management system is designed to cover all workers, temporary agency employees, self-employed workers, interns, guests, visitors or members of the public present on site.

The CSS and the Prevention Officers are responsible for the Policy.

PRIVACY

Personal data processing policies are communicated through the publication and dissemination of Management System documents (O.G., Operating Instructions) and on the company Intranet in the Privacy section.

On being hired, staff receive a Privacy Policy, which can be consulted on the Intranet. Other information is posted in some company locations for specific processing (Privacy Policy at the entrance to company offices). Staff are adequately trained and made aware of privacy issues, so that they promptly report any breaches involving personal data.

The workforce, in all cases where required by legislation, is involved on a preliminary basis by the relevant Management also through the trade unions. By way of example, reference should be made to the Trade Union Agreement for Video Surveillance.

In Spain, formal mechanisms for dialogue with employee representatives or spokespersons on privacy matters, and the exercise of freedom of association are reflected in the unitary and trade union representation for employees, exercised through Company Councils and, where applicable, Trade Union Sections.

In May 2021, the Spanish Data Protection Agency published the Guide on “Data Protection in Employment Relations”, which explains how trade union representatives process data. After reviewing the matter with the Mediaset Trade Union Relations Department, the following actions were taken:

•	Informing employees, via the attachment on the processing of personal data, that their information (name, surname, position and TC2 document) is provided to the trade union/Works Committee upon being hired; the Committee is the controller and must comply with the GDPR and the LOPDGDD;

•	Instructing the Industrial Relations Department to inform the union/committee that when they contact employees, they must include a level of information indicating who is responsible for the data and where employees can exercise their rights.

The company is currently maintaining the guidelines issued in 2021. Members of the company committee take part in annual privacy training sessions like other employees.

S1-3 | Processes to remediate negative impacts and channels for own workers to raise concerns

PROCESSES AND CHANNELS FOR PERSONNEL

The Human Resources Department, through dedicated HR business partners who act as a link between the HR department and company lines, guarantees constant engagement with each company area, activating continuous dialogue with management and with employees. The HR Business Partner is an accessible and safe point of reference to report concerns relating to working conditions, safety, well-being, equity, as well as to obtain clarification on the policies adopted relating to HR management and to address any conflict dynamics.

In compliance with EU legislation (EU Directive 2019/1937) and national legislation of the countries in which it operates and in line with international best practices, the MFE Group has structured and adopted a Whistleblowing Reporting Management System, which provides special channels through which to report wrongdoing, misconduct or irregularities (also relating to violations of human rights equality, dignity and respect for the person, harassment and discrimination that may run counter to the principles of fairness, correctness, responsibility and legality), ensuring absolute confidentiality and maximum protection for reporters from retaliation, prejudice or any form of discrimination or penalization. This System has been communicated with notices on MFE’s website and on the corporate intranet, and appropriate awareness has also been given through specific training aimed at all personnel.

For this purpose, specific company procedures have been adopted, namely:

•	the Whistleblowing Policy for the Group’s Dutch holding company, MFE-MEDIAFOREUROPE N.V.;

•	the LGO “Whistleblowing Reporting Management” for Mediaset S.p.A. and Italian law companies;

•	the “Procedure for the Use and Management of the Corporate Ethical Mailbox” for GAM and its Spanish subsidiaries.

The management of the Whistleblowing System or the activities related to the process of reception, analysis, management and processing of reports have been entrusted by the Boards of Directors to specific bodies:

•	for MFE-Mediaforeurope N.V., for Mediaset and its subsidiaries under Italian law, the Whistleblowing Committee was identified, consisting of 3 (three) members, of which two internal (Internal Auditing Director and the Compliance Director, Labour Law and Extraordinary Operations) and one external;

•	for GAM and its Spanish subsidiaries, the Compliance and Crime Prevention Unit was identified, which entrusted the management of the system to the Corporate General Manager.

The internal channels specifically implemented for the reception of reports are:

•	IT platform (also through voice messaging);

•	email addresses;

•	certified email addresses;

•	direct personal meeting with the bodies identified by the different companies, at the specific request of the reporting party, formulated using the above channels.

At present, GAM does not have any mechanism to assess whether staff are aware of and have confidence in the structures and processes to raise concerns and have them addressed.

A payroll register is maintained and submitted annually to the legal representatives of workers, in accordance with applicable legislation. This register contains the mean and median values of salaries, wage supplements and non-wage benefits by gender and distributed by professional groups and specialties.

Any claims brought forward through such systems are managed via an investigation of the related functions and if applicable, the involvement of HR/Legal for independent assessments. For more information refer to chapter G1-1 Corporate culture and business conduct policies, section related to Whistleblowing.

HEALTH AND SAFETY

The General Procedure “Identification of hazards and assessment of risks and opportunities” defines the responsibilities and methods for determining the opportunities and risks relevant to health and safety in the workplace (Occupational Health and Safety Management System).

In particular, the Procedure indicates:

•	how to determine risks and opportunities;

•	what the processes and actions needed to address risks and opportunities are.

This Procedure consists of the following stages:

•	composition of the working group;

•	identification of risks and opportunities for the organization;

•	definition of assessment criteria;

•	risk and opportunity assessment;

•	definition of control measures and mitigation actions;

•	review of the risk and opportunity assessment and the effectiveness of actions taken (Management Review).

The working group is attended, from time to time, by company functions concerned and, in addition, by prior consultation, by the Workers’ Safety Representatives.

The General Procedure “Communication”, instead, identifies the general criteria applicable:

•	to internal communications within the Mediaset Group;

•	to communication with external interested parties regarding occupational health and safety.

The procedure identifies the following stages:

Management of reports and requests: each worker is required, where deemed necessary, to forward observations on health and safety at work to one of the following persons:

•	their Supervisor or the Delegated Manager or Employer;

•	the Workers’ Representative for Safety (RLS);

•	the Health & Safety Service or Group Health & Safety Manager.

These observations may also come from interested external parties such as (for example, but not limited to) customers, suppliers, contractors, the public, regulatory bodies, etc.

Reports of particular relevance to the health and safety of workers can be sent to the Prevention and Protection Service by email: sportello.spp@mediaset.it (ticketing system). This system has the following advantages:

•	organization: using a single software speeds up ticket management, organized by category, priority, username, ticket owner.

•	centralization of all communication channels: the ticketing system, by centralizing the communications that reach the Prevention and Protection Service, leaves the operator with the data necessary to respond quickly and correctly.

•	efficiency and speed of response: the system promptly manages requests, increasing satisfaction by improving operational efficiency.

•	improve the management of reports: response automations speed up management and assistance. The service activities are measured to understand problems and operators’ performance.

If the matter falls within their area of expertise, it is up to the Supervisor or Health & Safety Representative to respond to the report, informing the Health & Safety Manager, for the evaluation of any further action.

In other cases, the Health & Safety Manager responds to communications, involving, if necessary, the competent Functions and, in particular cases, the Employer or the Delegated Manager. A copy of communications is filed by the Health & Safety Manager (in electronic format) on the Jira portal.

Any specific methods of communication with the internal Parties involved are indicated in the Procedures/Operating Instructions prepared on the subject

Dissemination of information on the Management System: in order to inform internal parties concerned about the Management System, the Company, through the Group Health & Safety Manager, publishes necessary documentation on the intranet site (Policy, Manual, General/Operational Procedures, Operating Instructions, Practical Solutions).

Internal communication may be notified by other means, such as:

•	organizational provisions (provided by the relevant office as an email or other forms);

•	publications on the company bulletin board;

•	publications on the company intranet.

The publications may relate to:

•	modifications or changes within the management system framework;

•	information on company projects (e.g. WHP project, etc.);

•	information on the performance of company indicators.

Consultation of information: software platforms enable the consultation of internal information about the management system. The adopted software solutions allow for the management of different access levels (read-only, consultation, modification, etc.) depending on the roles of the different company functions.

By way of example only, information consultation and communication takes place through the following:

•	personnel management;

•	risk assessment;

•	legislative requirements;

•	training and health surveillance;

•	personal protective equipment;

•	procurement management;

•	non-conformity management, corrective actions;

•	audit management;

•	management of reports and near misses.

All employees in Spain have access to health services available or paid for by the company in the event of work-related accidents or ill health. Regarding the formal means available to Grupo Audiovisual Mediaset España for its staff to report problems on the subject, the following direct communication channels are available:

•	Joint prevention service

•	Health and Safety Committee

•	Suggestions box (anonymous)

PRIVACY

The workforce has several communication channels made available by the company to make reports (emails, telephone numbers, specific people to contact).

Furthermore, in Companies that have appointed a Data Protection Officer (DPO), interested parties can always contact the Officer, via the contacts published in the Privacy Policy.

The workforce has the rights described in the Operating Instruction “Rights of data subjects”. Emails can therefore be sent to the contacts in the Privacy Policy to exercise rights.

Regarding the formal means available to Grupo Audiovisual Mediaset España for its staff to report problems, needs or incidents related to privacy, the following direct communication channels are available:

•	the Ethics Mailbox, guaranteeing protection against retaliation;

•	the employment portal;

•	specific company email addresses: privacidad@mediaset.es, privacidad@conecta5.es; privacy@publiesp.es

S1-4 | Taking action on material impacts on own workforce, and approaches to managing material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions

The activities described below, with a view to mitigating impacts or risks and enhancing opportunities, are formulated in accordance with the required achievement target in that specific area. Effectiveness is monitored at regular intervals through constant social dialogue, as mentioned in chapter S1-2. In relation to these measures taken, achievement targets have been set, which are explained in the following section S1-5.

Furthermore, the group is committed to ensuring its practices do not cause or contribute to significant negative impacts, also by monitoring reports through the channels activated and mentioned in S1-3.

DIVERSITY

In line with the “Diversity and Inclusion Policy”, the following initiatives have been organised, designed and implemented to promote an inclusive corporate culture and a fairer working environment for less represented categories of people:

•	workshops, training courses and awareness sessions;

•	regular checks on the accessibility of the workplace to identify and manage any critical issues;

•	identifying high-potential Employees and Managers from under-represented groups to whom mentorship, training and leadership development opportunities can be offered;

•	regular analyses of the gender pay gap, following which the Company can create action plans to reduce any gaps identified;

•	regular review of human resources policies to ensure equal treatment for all Employees and Managers.

Furthermore, in compliance to the dutch “Gender Balance Act” (Wet in verband met het evenwichtiger maken van de verhouding tussen het aantal mannen en vrouwen in het bestuur en de raad van commissarissen van grote naamloze en besloten vennootschappen) MFE report on the goals, plans and the male-female ratio at their board and senior management level annually to the SER (Sociaal-Economische Raad – the dutch Economic and Social Council) via the SER Diversity Portal.

TRAINING AND SKILLS DEVELOPMENT

The Group organizes multiple training initiatives of a professional and managerial nature, and on sustainability issues, as well as legal compliance. Training is provided through different methods: in-person courses, conferences, workshop activities, online courses and webinars, chosen based on the specific objectives of the initiative, the contents and the specific aspects of recipients.

The courses offered in 2024 in Italy, for each training type, are listed below:

SCOPE	TITLE/DESCRIPTION

Managerial	• Team building and Team working

• Effective Communication and Public Speaking

• Effective Negotiation

• InMediaset – training dedicated to new hires

SCOPE	TITLE/DESCRIPTION
• Training on the Graduate Programme “Grape”

Professional	• Training on new technologies in the editorial sector

• Training on new technologies typical of studio equipment in the TV production sector

• Training on new applications for managing TV programme broadcasting processes

• OneVision: in-depth analysis of advertising offerings on different media

• Generative AI Training

• Training on risks arising from business trips abroad

• Courses on upgrading knowledge of using graphics and editing systems

• Course on cyber security

• Course dedicated to creativity and cross-media communication design

• Course on the Office Suite

• Specialized courses

Language courses	• Courses taught by native-speaking teachers

Sustainability	• Mandatory course for the entire company “The opportunities of sustainable development”

• Webinar “Recognizing and Managing Microaggressions”

• Webinar “Demographic Trends and Multicultural Coexistence”

Obligations	• Health and Safety Course

• Anti-trust: rules and model of the Group”

• “Whistleblowing in the Mediaset Group”

• Training on the Compliance Programme established pursuant to Legislative Decree 231,

• Training on Privacy and Security

• Training on the Group Code of Ethics and the compliance programme

In 2024, the trend for digital training methods was confirmed, delivered through: courses held in remote classrooms, webinars and online training courses that each employee can choose to attend on demand via the Training Portal. Through this dedicated environment, each employee can also freely access two e-learning platforms which contain a variety of different courses and contents. This possibility is supported by communication and engagement actions on the Intranet.

Initiatives for Skills Development in 2024 were aimed at developing potential, nurturing talent and supporting productivity, while also strengthening employee engagement and increasing a positive corporate culture.

The main projects carried out concerned:

•	Onboarding, which involved all new hires and introduced the company “buddy”, to speed up the integration of new hires, immediately encouraging their involvement, productivity and understanding of company dynamics and values, also reducing the risk of turnover;

•	The GRAPE (Graduate Program Experience) project which led to the selection and hiring of 14 young talented people, who were given a training and job rotation programme to develop skills and experience geared towards growth in different corporate roles;

•	Performance management, aimed at developing the dissemination of a structured communication and feedback process, functional to the effective pursuit of company objectives and results; launched in 2023, this initiative 13 company areas in 2024, and approximately 1,200 assessed staff members;

•	Coaching, individual or group courses targeting specific clusters of recipients and aimed at supporting people in recognising and developing their potential, strengthening skills and growth

In Spain, a training initiative has been delivered to promote the company’s technological digitalization, update technical knowledge as well as specialization and regulation purposes. The campaign for furthering professional development on cyber security also continued, along with training on the principles and values and prevention of professional risks. This year, two crucial themes were also taken into consideration:

•	sustainability training, launched for the entire workforce and the implementation of an awareness and information programme on diversity and anti-harassment.

•	the scholarship programme for employees of the Master’s in “Audiovisual Content Creation and Management”, giving employees not only multidisciplinary knowledge of the Group’s activities from expert trainers, but also helping them acquire and develop key skills and abilities for their professional development in the audiovisual sector.

A Talent Programme is also underway, with the objective of finding the best future professionals to join the company. The programme is based on three pillars:

Attraction: developing appropriate strategies to attract people with the skills needed to successfully conduct business activities.

Training: continuous updating of the skills required for different positions, based on the markets evolution.

Loyalty: offering a value proposition that retains talent and guarantees their commitment to the values of Grupo Audiovisual Grupo Audiovisual Mediaset España.

Talent acquisition is channelled through an ambitious scholarship and internship programme. This program also includes foreign students: Mediaset in Spain partners the main educational centres and thus has access to the best young talents, actively participating in their training. The selection processes for filling vacant positions are carried out with the aim of identifying the best candidates, giving priority to talent developed through the internal scholarship and internship programme and promoting professional development within the company. Grupo Audiovisual Grupo Audiovisual Mediaset España’s image is also strengthened through its Employer Branding (EB) strategy, which helps to attract new resources and improve the sense of belonging and commitment of its current workforce. This is achieved through our job portal, which is an essential tool for attracting and retaining the best talent on the market. This tool, along with rigorously following our selection process, is essential. It allows us to identify the best candidates, in line with our culture and values, right from the early stages.

SECURE EMPLOYMENT

During 2024, a number of actions were implemented for all employees, some of which were structural and ongoing, while others related to the current year.

Social security and welfare benefits are provided. All employees have a supplementary health care plan, 24-hour accident insurance policy and supplementary pension fund. The company also guarantees integration of the statutory remuneration provided for maternity for all its employees. In addition to these benefits, managers also have life insurance and insurance for permanent disability due to illness.

WELFARE

In relation to welfare and wellbeing issues, the following initiatives stand out:

•	Mediacenter, a welfare store at the Cologno Monzese and Rome sites, with services for personal care and to facilitate the work-family balance (medical centre, fitness centre, minimarket, laundry, bank, post office, bookshop, parapharmacy, shopping area, restaurant);

•	standing agreements;

•	nursery;

•	remote psychological support, prevention campaigns, blood donations

•	welfare platform activated in 2024 for access to flexible benefits;

•	transport services connecting the Group’s offices to the underground stations;

•	a project to rethink the workplace, to review and make offices more functional;

•	an innovative Smart Working model.

In 2024, Mediaset received the award for best corporate welfare as part of the “Parità Vincente” initiative. Equality as an opportunity”, promoted by the Lombardy Region and aimed at rewarding companies that have distinguished themselves by having applied innovative systems and protections in terms of gender equality, interpreting it as a competitive lever and means for the sustainable development of Italy’s social and economic fabric.

The information on policies and actions implemented is mainly shared through the Company Intranet, which is also used to further the distribution of surveys, to gather the opinions or experience of employees on some specific topics.

These actions are implemented using dedicated budgets managed by relevant company functions.

WORKING HOURS

For years, the Group has been using tools that facilitate the reconciliation of time dedicated to private and professional life, encouraging a balanced supply and demand for flexibility in the workplace.

In 2024, the Group confirmed the application of the working hours defined with the trade unions, which, barring specific operational needs, lets employees start work at a flexible time every day of between 9.00 and 10.30; workers in the production sectors benefit from a 7-hour daily schedule, with additional contractual sums for shift work, holidays or night work.

Holidays and rest periods are planned in advance and shared between company functions and the Human Resources Department, to always meet production needs. Reductions in working hours are granted to staff who request them, where the technical and organizational conditions exist and where the job permits.

The Group considers smart working an enabling factor for improving productivity, developing digitalization, enhancing professionalism and working towards objectives, promoting social, economic and environmental sustainability, as well as a tool for balancing the company’s production and organizational needs and those of reconciling the work and personal life of staff. The approach to work organisation is characterized by flexibility, autonomy, responsibility and collaboration, signing an agreement with the trade unions aimed at governing the principles on which the organizational methods of carrying out work are based. The hybrid approach adopted has an “at least 1” logic: work activities can be carried out at least 1 day a week remotely and at least 1 day on site, through weekly planning defined within the individual units and departments. Thanks to this, 2,162 people can work in mixed mode: on average they work remotely 1.6 days a week.

FAIR WAGES, GENDER EQUALITY AND PAY EQUALITY

To implement the Sustainability Guidelines, quantitative objectives were defined in 2024 for the Gender Pay Gap and the presence of women in company management, which were also included in the incentive system for Managers. These indicators are monitored by the Human Resources Department to direct policies and the actions that impact them.

In 2024, salary definition processes were carried out in compliance with 1st and 2nd level collective bargaining and company policies, taking into account the areas of responsibility assigned, the role performed and the principles of internal equity, as well as the need to maintain a level of attractiveness for key resources. To support the assessment of equity, the Group used remuneration survey and benchmark tools provided by leading specialist consultancy companies. Variable remuneration is assigned according to predefined eligibility rules, based on the role held and the category of the staff member. With a view to total reward, all employees benefit from numerous welfare and wellbeing services, as well as healthcare and supplementary pension plans.

A process to update the job levelling system has been started, aimed at reviewing the organisation’s system of ranking roles, to ensure ever greater consistency in assessments of internal pay equity, and the competitiveness of salary packages.

Preliminary analyses for the application of the EU Pay Transparency Directive have begun, to identify the actions, policies and processes necessary to correctly comply with this legislation.

By implementing these actions, the company ensures the application of adequate remuneration, in line with benchmarks, and avoiding discrimination.

Equal opportunities, non-discrimination and the prevention of harassment in the workplace are enshrined in Group Code of Ethics, and their effective implementation is guaranteed by current collective bargaining agreements, as well as by the Equal Opportunity Plans of the various companies and Procedure for Managing Psychosocial Risk and Harassment in the Workplace. These plans and the procedure are disseminated through internal communication channels, mainly the company intranet and employee portal.

The Equal Opportunity Committees of the various companies of the Group aim to ensure compliance with equality standards in all Human Resources processes.

With the aim of promoting a plan to assist the early retirement of staff in the last years of their professional life, the Collective Agreement of Grupo Audiovisual Mediaset España has included three action plans for the years 2024, 2025 and 2026, based on principles of voluntary take-up, mutual agreement, universality and non-discrimination and social responsibility, establishing a monitoring committee to ensure implementation.

HEALTH AND SAFETY

Following the General Procedure “Identification of hazards and assessment of risks and opportunities”, thee Mediaset Group has prepared the Safety Risk Assessment (rev. 04 of 29/03/2024), identifying the actions to mitigate significant impacts and opportunities for improvement.

Action	Scope	Times

Raising the supervisors’ awareness of the need to record near misses in Simpledo.net	Awareness	Action achieved through specific training in 2024
Extend the WHP (work place health promotion) programme to the Palatino Production Centre and Aventino site	Workers’ well-being	Uptake completed in 2024
Renovation and reorganization of work spaces at the building in viale Europa 46 (4th, 5th floors) – Cologno Monzese	Working conditions	Work on the 4th floor completed. Work on the 5th floor to begin in February 2025
Implementation of a group ticketing system for managing safety reports and communications	Consultation and participation	Activity completed in 2024

Creation of Safety Video Clips on the following topics:	Awareness	Course being created

• Safety organization at Mediaset explained in simple words.

• Emergency management at Mediaset.

• Signage and near misses: safety also depends on you!

• Smart working in safety.

• Residual risks in offices.

• The correct use of Aerial Work Platforms (AWPs).

• The risks of heights: high altitude shooting, hanging, falling objects from above.

• Fire risk in filming studios (or television studios).

• Noise in television and radio productions.

• The role of the Safety Officer at Mediaset.

The above actions were financed with the Prevention and Protection Department’s 2024 budget and are consistent with the framework defined by the Occupational Health and Safety Management System policy.

Each year, the Joint Prevention Service (SPM) in Spain prepares Preventive Activity Planning based on the current four-year Prevention Plan 2023-2026. Both the Prevention Plan and Annual Preventive Planning are approved by the Human Resources Department and presented to the Prevention Officers of the Health and Safety Committee. The organization’s current occupational risk prevention management system ensures a safe and healthy working environment, as well as compliance with current legislation and the requirements of ISO 45001.

Planning translates into activities to take place throughout the year, with progress monitored quarterly by the CSS, a body that represents all Grupo Audiovisual Mediaset España staff. Publiespaña and Megamedia also have committees of this type. However, the entire workforce of Grupo Audiovisual Mediaset España companies is guaranteed adequate health and safety protection through the SPM.

This occupational health and safety management system is designed to cover all workers, temporary agency employees, self-employed workers, interns, guests, visitors or members of the public present on site.

The occupational risk map is constantly reviewed by the SPM. After recording all risk factors, appropriate preventive measures were planned. There are currently no activities classified as hazardous, nor are there any work activities among the various company activities with a high incidence or high risk of accidents or occupational diseases.

•	workers are trained on existing risks and related preventive measures for tasks that require this due to the risk to which they are exposed, or in application of current legal measures;

•	necessary measures are taken to avoid or reduce the frequency and consequences to a minimum;

•	if necessary, workers are protected with appropriate equipment;

•	personnel sent to conflict zones receive adequate training and are provided with a first aid kit appropriate to the area.

In 2024 , 872 hours of training were provided in various areas and contexts relating to the topic of health and safety in the workplace.

PRIVACY

The Companies have carried out a specific risk assessment which takes into account all processing carried out. The actions to mitigate risks are defined with the Departments and in some cases, when required by law, are the subject of specific Privacy Impact Assessments (Data Protection Impact Assessment) and in line with the provisions of the specific Operating Instruction.

The following is reported for Span:

•	The responsibilities of the Security and Privacy Management Committee include reviewing, approving and promoting the security policy, as well as monitoring incidents;

•	The Privacy Model involves continuously reviewing internal procedures to align them with the recommendations issued in the various Guides published by the Spanish Data Protection Agency (AEPD) and the European Data Protection Committee (EDPC);

•	The Data Protection Officer centralizes data privacy management for all companies, reporting directly to senior management and participating in all projects undertaken so that the protection of personal data is taken into account from the stat of the design stage.

For all the actions that have been illustrated on this section, CapEx and OpEx are below the set threshold mentioned in the section SBM-3 - current and expected financial effects.

METRICS AND TARGETS

S1-5 | Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities

The undertaking engages with the trade union representatives of interested parties, with periodic meetings; the methods for setting targets and the related monitoring processes are referred to in chapter S1-2.

It should be noted that the objectives listed below are partially complete with pre-established time objectives for achieving them.

DIVERSITY

The targets in this area are in line with the “Diversity and Inclusion Policy”:

•	at least 33.33% of Executive Directors must be men and 33.33% women by the date of renewal of the Board of Directors, in 2027 (in the case of more than two Executive Directors);

•	at least 50% of non-executive directors must be female;

•	at least 33% of sub-tops must be men and at least 33% women by 2027;

•	raise awareness among employees and managers about the importance of diversity and inclusion, creating a culture where everyone feels valued, respected and empowered to contribute their opinions; the company commits to ensuring that all employees and managers complete mandatory D&I training within the first year of employment;

•	ensure that the workplace is accessible and appropriate arrangements are made for persons with disabilities to enable their full participation.

TRAINING AND SKILLS DEVELOPMENT

Maintaining current levels of coverage of the company population in terms of training, with a view to continuous improvement, considering the needs expressed, with the approaches referred to in chapter S1-2.

Since 2022, the Group has set the target of 1 hour per capita for training on sustainability issues. This target, also included in the management incentive system and since 2024 as a KPI for determining the performance bonus for executives and employees, has always been achieved in full over the years, demonstrating the importance the Group attaches to these issues.

Quantitative analyses are carried out annually to monitor the number of hours provided for the different types of training and the number of participants, divided by category, gender and company area. The effectiveness of the training actions provided is also measured through questionnaires that are submitted at the end of the courses and which, over the years, have demonstrated employees’ appreciation of the activities carried out.

As regards Skills’ Development, the extension of company areas involved in performance management is expected in Italy for 2025, to cover over 50% of the company population which will be subjected to this project.

SECURE EMPLOYMENT, WELFARE AND WELLBEING

The company aims to continue to guarantee the actions it has identified and implemented as being highly effective, consolidated over the years and demonstrated by the high level of employee loyalty as well as supported by the various awards obtained.

The Group is committed to maintaining the high standards of excellence achieved over time in relation to welfare and wellbeing issues, as stated in the Sustainability Guidelines adopted by the Board of Directors of MFE, which specifically sets out the commitment to maintaining high levels of excellence, both with reference to investments made and to the variety and innovation of services offered, paying attention to employee satisfaction and their growth. In this sense, market opportunities are monitored and the Group works with specialized partners, consulting with workers’ representatives. In 2025, with the possibility of converting the performance bonus, the welfare platform will be consolidated, to become a structural element of employee welfare.

Mediaset in Spain has not currently formalized targets for this topic.

FAIR WAGES, GENDER EQUALITY AND PAY EQUALITY

•	Gender Pay Gap: maintaining a weighted average Group pay gap of 97%: this annual target has been included in the short-term incentive system for top management and a portion of the company’s managers;

•	composition of the managerial population: achieving a managerial population of 32% females in the three-year period 2024-2026, increasing this figure from the starting situation (31%)

•	the aim in 2025 is to complete the process to review the job levelling system and continue further insights in view of the implementation of EU rules on Pay Transparency

HEALTH AND SAFETY

The Mediaset Group has defined the following targets:

TARGET no. 1	Improving workers’ well-being conditions

Actions	Extend the WHP (work place health promotion) programme promoted by the Lazio Region, to the Palatino Production Centre and Aventino site

Responsibility	Health & Safety Service

KPI	1. Conformity of the Rome sites according to Lazio Region guidelines

2. Number of Best Practices concluded for the Rome sites

By	31/12/2024

Target achieved

TARGET no. 2	Improving working conditions

Actions	Renovation and reorganization of work spaces in the Viale Europa 46 building (4th and 5th floors)

Responsibility	General-Technological Services, HR Function

KPI	Delivering new work environments

By	31/12/2024

Partially achieved (fourth floor completed, work started in February 2025 for the fifth floor)

TARGET no. 3	Improving the process of worker consultation and participation

Actions	Implementation of a group ticketing system for managing safety reports and communications

Responsibility	Health & Safety Service and IT

KPI	Activation of the ticketing system and dashboard evaluation

By	31/12/2024

Target achieved

TARGET no. 4	Raising worker awareness

Actions	Creation of Safety Video Clips on the following topics:

• Safety organization at Mediaset explained in simple words.

• Emergency management at Mediaset.

• Signage and near misses: safety also depends on you!

• Smart working in safety.

• Residual risks in offices.

• The correct use of Aerial Work Platforms (AWPs).

• The risks of heights: high altitude shooting, hanging, falling objects from above.

• Fire risk in filming studios (or television studios).

• Noise in television and radio productions.

• The role of the Safety Officer at Mediaset.

Responsibility	Health & Safety Service and external supplier (Tharsos Srl)

KPI	Number of reports made by workers

By	31/12/2024

Still under construction

The time targets indicated above are aimed at:

•	reducing negative impacts on own workforce (no. 2);

•	advancing positive impacts on own workforce (no. 1);

•	managing material risks and opportunities related to own workforce (nos. 3-4).

Mediaset in Spain has not formalized targets on this issue.

PRIVACY

The MFE Group aims to ensure compliance with legal requirements. One of the most relevant aspects is the continuous commitment to adequately educating and training personnel who handle personal data with awareness-raising actions of various kinds that also involve the Security and Compliance function.

Mediaset in Spain has not currently formalized targets for this topic.

S1-6 | Characteristics of the undertaking’s employees

As reported in the tables: the Group is made up of Managers, Journalists, Middle Managers and office staff, mainly present in Italy, Spain and the United Kingdom, for a total of 5,194 employees. Women represent 50% of the workforce and 98% of employees have a permanent contract. Part-time employees represent 2% of the total.

All numbers presented in this section are expressed in the headcount of people as of the closing date of reporting 2024.

GENDER	NUMBER OF EMPLOYEES (head count)
Male	2,617
Female	2,577
Other	-
Not reported	-
Total Employees	5,194

COUNTRY	NUMBER OF EMPLOYEES (head count)
Italy	3,476
Spain	1,685
UK	22
France	4
Other Countries	7

2024
FEMALE	MALE	OTHER*	NOT DISCLOSED	TOTAL

Number of employees (head count)
2,577	2,617	-	-	5,194

Number of permanent employees (head count)

2,507	2,558	-	-	5,065

Number of temporary employees (head count)

70	59	-	-	129

Number of non-guaranteed hours employees (head count)

-	-	-	-	-

Number of full-time employees (head count)

2,398	2,580	-	-	4,978

Number of part-time employees (head count)

179	37	-	-	216

*Gender as specified by the employees themselves.

2024
				OTHER
ITALY	SPAIN	UK	FRANCE	COUNTRIES	TOTAL

Number of employees (head count)

3,476	1,685	22	4	7	5,194

Number of permanent employees (head count)

3,361	1,671	22	4	7	5,065

Number of temporary employees (head count)

115	14	-	-	-	129

Number of non-guaranteed hours employees (head count)

-	-	-	-	-	-

Number of full-time employees (head count)

3,369	1,576	22	4	7	4,978

Number of part-time employees (head count)

107	109	-	-	-	216

During the year 259 employees (accounting for 5% of employees) left the Group.

S1-9 | Diversity metrics

All numbers presented in this section are expressed in the headcount of people as of the closing date of FY 2024.

	MALE	FEMALE	OTHER*	TOTAL
Executives	242	113	-	355
Journalists	301	249	-	550
Middle Managers	411	573	-	984
Office Workers	1,653	1,639	-	3,292
Industry Workers	10	3	-	13
Total	2,617	2,577	-	5,194

	<30	30-50	>50	TOTAL
Executives	-	108	247	355
Journalists	104	308	247	659
Middle Managers	39	314	522	875
Office Workers	339	1,358	1,595	3,292
Industry Workers	-	7	6	13
Total	482	2,095	2,617	5,194

S1-10 | Adequate wages

Thanks to its participation in collective bargaining agreements, and to the policies and actions implemented by the company mentioned in the previous chapters, all MFE employees, both in Italy and Spain, receive an adequate salary in line with the applicable reference parameters.

S1-13 | Training and skills development metrics

The number of training hours in 2024 are reported below, broken down by gender and professional category:

MFE GROUP

	Male		Female		Total 2024
	No. Of hours	Hours per capita	No. Of hours	Hours per capita	Total hours	Hours per capita
Executives	3,363	14	1,836	16	5,200	15
Journalists	2,264	8	1,820	7	4,084	7
Middle Managers	5,570	14	5,102	9	10,672	11
Office and Industry workers	22,562	14	21,300	13	43,862	13
Total	33,759	13	30,058	12	63,817	12

The main types of courses that have been delivered in 2024 mainly refer to compliance, languages, management, professional and sustainability skills topics.

The Group communicates its training initiatives through annual financial reporting, which specifies, for each topic, the number of hours of training offered to employees in the current year.

In 2024, MFE also ran a Performance Management programme involving 1,114 employees (455 men, 659 women), including office workers and middle managers, i.e. 32% of the company population in Italy (accounting for 21% of the Group).

S1-14 | Health and safety metrics

As anticipated in S1-1 Health and Safety, no worker is excluded from the scope of the Occupational Health and Safety Management System.

2024
Own employees covered by the health and safety management system (%)	100%
Number of fatalities as a result of work-related injuries and work-related ill health*	-
Number of work-related injuries recorded	15
Number of cases of work-related ill health recorded	-
Number of days lost to work-related injuries and fatalities from work-related accidents, work-related ill health and fatalities from ill health	483
Hours worked	5,993,872
Rate of work-related injuries recorded	2.5
Rate of fatalities due to work-related injury	-
Rate of serious work-related injuries excluding fatalities	-

S1-16 | Compensation metrics (pay gap and total compensation)

The unadjusted pay gap calculated as the percentage difference between the average hourly wage of men and the average hourly wage of women for the entire group is 17%8.

The target set for the Pay Gap is explained in S1-5 Adequate wages, gender and pay equality.

The ratio of annual total compensation for the person 9receiving the highest compensation to the median total compensation for all Group employees (excluding the aforementioned person) for the 2024 financial year is approximately 73:1. This ratio was approximately 65:1 in 2023 and 63:1 in 2022.10.

8 Since the Group’s employees are paid on an annual basis, the hourly wage estimate was calculated by dividing the RAL (gross annual compensation) by 312 (number of days eligible for contributions) and by the daily working hours.

9 The total remuneration of the highest paid person was calculated using the RTA (total annual remuneration, net of the portion of the short-term incentive allocated to the long-term system) to which the value of the benefits and the fair value of the total rights granted during the year under the long-term incentive system were added.

10 The median of previous years was restated with respect to the figure published in the 2023 Sustainability Report, using the criterion adopted for the calculation of the 2024 median.

S1-17 | Incidents, complaints and severe human rights impacts

In accordance with the provisions of the O.G., the Companies monitor any security breaches that lead, accidentally or unlawfully: to the destruction, loss, alteration, unauthorized disclosure of or access to personal data transmitted, stored or otherwise processed.

A record is kept of any breaches identified. In 2024, no Data Breach had to be notified to the Data Protection Authority, and no sanctions were received in relation to the processing of personal data.

There have been no cases of harassment or discrimination to report in Italy or Spain. In addition, there have been no cases of human rights violations within the workforce.

ESRS-S2 | WORKERS IN THE VALUE CHAIN

STRATEGY

S2_ESRS-2_SBM-3 | Material impacts, risks and opportunities and their interaction with strategy and business model

The impacts, risks and opportunities identified in the Double Materiality Analysis, in relation to workers in the value chain are mainly of a negative nature as they relate to the following two issues:

•	Health and safety: possible and hypothetical accidents in the workplace, in the Group’s offices, whose consequences may vary from reputational risk to legal risk to face any lawsuits by the worker/television competitor/artistic resource involved;

•	Privacy: risk of violation of privacy by the supplier on sensitive company data.

IMPACT, RISK AND OPPORTUNITY MANAGEMENT

S2-1 | Policies related to value chain workers

The new “MFE Group Code of Ethics” is valid in all countries in which it operates. The Code is signed by and therefore also binding on all suppliers and partners with whom the Group has commercial relationships. More details on the Code of Ethics can be found in the chapter G1-1 Corporate Culture Policies.

MFE observes the UN Principles on Business and Human Rights. However, as mentioned in S1-1 Secure Employment, it has not adopted a Human Rights Policy to date, which is currently under definition.

HEALTH AND SAFETY

The Mediaset Group has adopted, implemented and effectively implements an Occupational Health and Safety Management System conforming to UNI ISO 45001:2018.

The scope and commitments of the policy are reported in the chapter S1-1 Health and Safety.

The policy is made available to interested parties outside the organization together with the Occupational Health and Safety Management System Manual.

The principles contained in the policy include compliance with all applicable laws and regulations relating to health and safety at work including, even if not explicitly addressed in the policy itself, compliance with international agreements relating to forced labour, child labour and respect for human rights.

In particular, in order to fully comply with all international regulations and agreements, in relation to workers in the value chain, the following procedures have been defined:

•	Operating Procedure “Operational Control”: this procedure defines the methods of controlling activities which involve risks to health and safety at work, in order to ensure activities take place in compliance with legislative requirements, the Policy and improvement objectives.

•	Operating Procedure “Tenders”: this procedure regulates the behaviour to adopt in areas under the legal responsibility of the Mediaset Italia Group, for contractors or self-employed workers (hereinafter “Contractors”), as provided for by Legislative Decree 81/2008 as amended.

•	Operating Procedure “Temporary and mobile construction sites”: this defines the responsibilities, tasks and behaviours in the event of starting up contracts for works that include temporary or mobile construction sites.

Furthermore, the Mediaset Italia Group has adopted:

•	the Operating Instruction “Creation and production of TV productions with dangerous situations”, to provide guidance to ensure, during the planning and production phases of TV productions with dangerous situations (dangerous games, tests of courage, presence of animals, etc.), the planning, coordination and integration of specific measures regarding the health and safety of personnel and all participants, through a systematic and documented risk analysis and consequent definition of the necessary prevention and protection measures;

•	the Operating Instruction “Management and responsibility for the maintenance, expansion, transformation and control of electrical systems”, which applies to the maintenance, expansion, transformation and control of electrical systems commissioned by Gruppo Mediaset Italia (new installation works are excluded).

Grupo Audiovisual Mediaset España has a procedure for identifying and controlling system risks and opportunities (conforming to ISO 45001standard). The company has the following management controls in the supply chain:

•	Purchasing and sales committee: approval of all purchases and contracts for services, production, purchase and sale of rights or any other type of sale exceeding €20,000;

•	Contract signing: mandatory for all requests for services and purchases of goods exceeding €150,000;

•	Supplier approval protocol prior to stipulating contracts for goods or services;

•	Personal data protection clause in all contracts;

•	Assessment of the need for third party liability and property damage insurance;

•	Compliance with professional risk prevention requirements for suppliers providing services within the Group’s facilities;

•	Clauses to ensure responsible business conduct.

Prevention and wellbeing policy: the definition, approval and implementation of the policy are the primary responsibility of senior management, which pursues the objective of eliminating hazards and reducing risks to the safety and health of suppliers’ employees. This policy is available to collaborating companies, through the coordination of prevention activities.

These policies require respect for the work and trade union rights of suppliers’ workers, abstention from the use of child labour, the rejection of any form of forced labour, the prohibition of any type of discrimination, compliance with the regulations on the prevention of professional risks, the protection of the safety of workers in the performance of their professional duties and the express prohibition of any behaviour that implies corruption, extortion or bribery.

PRIVACY

The policy on the protection of the personal data of workers in the value chain, Privacy Organizational Model O.G., overseen by the Data Protection Officer, is reported in the chapter S1-1 Privacy.

Grupo Audiovisual Mediaset España has a policy to manage the impacts on Privacy in the perimeter of the value chain. The procedure is established for Grupo Audiovisual Mediaset España Comunicación, SAU, or any of its companies over which it has effective control and in order to manage the data controllers under contract with GAM, in accordance with the European GDPR and Law 3/2018, of December 5, on the protection of personal data and guarantee of digital rights (hereinafter, “LOPDGDD”).

This procedure applies to data controllers engaged by GAM. If GAM acts as Data Controller in relation to the data processing, the DPO will record this in the Processing records that GAM keeps as Data Controller (pursuant to Article 30(2) of the GDPR).

Scope: the procedure must be observed by Grupo Audiovisual Mediaset España, employees whose duties include the stipulation of contracts with suppliers and, in any case, by employees who are responsible for the stipulation and final validation of the contracts. The guidelines outlined in this document must be taken into account in any project within Grupo Audiovisual Mediaset España, from its design, implementation and start of production, as well as for all individuals and organizations, both internal and external, that process personal data for which the Company is responsible. The appropriate measures to ensure that all subjects processing personal data are clearly aware of the following aspects:

•  the Department or person responsible for deciding how data protection affects a contract with a service provider, i.e. the Legal Department.

•  any employee who intends to enter into a contract with a service provider that manages personal data under the responsibility of GAM must inform the DPO, the legal advisor and the security manager.

The highest level of responsibility lies with the General Management of the Company, in addition to the following:

•	the Data Protection Officer (DPO): the person responsible for ensuring compliance with privacy and data protection regulations, who acts as a point of contact with the Supervisory Authority.

•	the Data controller: the legal entity that determines the purposes and means of the processing of personal data. In this procedure, reference is made to Grupo Audiovisual Mediaset España.

•	Contracts Manager: this will be the department that stipulates the contract with the service provider (Purchasing Department). In the case of purchasing TV rights, the area that makes the purchase may be the Contracting Manager, as well as any other area of GRUPO AUDIOVISUAL MEDIASET ESPAÑA that may contract service providers.

As a control measure, the company includes a personal data protection clause in all contracts; where the provider processes personal data of Grupo Audiovisual Mediaset España, the corresponding Data Processing Agreement (DPA) is signed. The company has management controls in the supply chain also applied for the topic of the health and safety of workers in the value chain.

S2-2 | Processes for engaging with value chain workers about impacts

Given the nature of MFE’s business, no categories of workers have been identified as being more exposed and/or vulnerable to potential negative impacts. For more details about the involvement process refer to ESRS Section 2, SBM-2. Although there are value chain worker involvement initiatives, as described above, the MFE Group does not currently have a formalized methodology to assess the effectiveness of such involvements.

The functions responsible for implementing these processes are mentioned in the next two paragraphs. Although the Laws of the Countries in which MFE operates are strict regarding respect for human dignity and guarantee high standards of safety for the worker, as well as reported in the Code of Ethics that is submitted to suppliers, the Group does not have specific agreements in force with international institutions regarding respect for the human rights of workers in the value chain.

HEALTH AND SAFETY

The Mediaset Group procedures provide for workers in the value chain to be involved about impacts through their legitimate representatives (the Group Health & Safety Manager, Health & Safety Officers, Managers, Supervisors, etc.) during the safety coordination and cooperation stages.

This involvement takes place through specific meetings (coordination and cooperation for safety at work) and/or the exchange of information on specific risks, linked to the activities contracted out or carried out directly by the Mediaset Group at the locations for which it has legal responsibility and that involve suppliers, subcontractors, artistic resources, etc.

The phases, type of involvement and frequency are defined by the procedures and operating instructions, described in chapter S2-1. The Security Department is responsible for the implementation of the policy.

GAM has formal mechanisms for dialogue with employee representatives or spokespeople along the entire value chain and regular collaboration frameworks are in place between the parties. Concerns regarding the health and safety of suppliers’ employees are duly considered and managed through procurement and contract signing procedures, which ensure compliance with occupational risk prevention requirements for suppliers providing services within the Group’s facilities and include clauses to ensure responsible business conduct. The Corporate Purchasing Department is responsible for overseeing these procedures. There is a procedure for identifying the needs and expectations of workers and parties concerned (annual survey of regular contractors conducted by the Health & Safety Service).

PRIVACY

The policies in this area are communicated in the same manner as those described in the chapter S1-2 Privacy. The Data Protection Officer is responsible for implementing the policy.

Any external parties that may process personal data are identified following preliminary verification. In this case, they receive specific indications which are communicated to them through appropriate contractual clauses and specific instructions.

All personnel who process personal data are trained and made aware of the topic of Privacy. Data processing is monitored through controls that also involve the value chain.

GAM takes into account the privacy interests of its suppliers’ employees and manages them through procurement and contract signing procedures that include a personal data protection clause. The Purchasing department is responsible for overseeing this management. If a DPA has been signed with the provider, this document provides instructions on how Grupo Audiovisual Mediaset España staff should handle the data.

Although there are value chain worker involvement initiatives, as described above, the MFE Group does not currently have a formalised methodology to assess the effectiveness of such involvements.

S2-3 | Processes to remediate negative impacts and channels for value chain workers to raise concerns

The ways in which workers access these processes are mentioned in the following paragraphs. To date, no methods or procedures have been implemented to understand the degree of reliability towards these processes by the category of stakeholders involved.

HEALTH AND SAFETY

The processes established by Gruppo Mediaset Italia to remedy or cooperate in remedying negative impacts on workers in the value chain are those indicated by the procedures and operating instructions described in point S2-1 Health and Safety.

There is no centralized communication channel for workers in the value chain to make reports. Reports and communications are addressed to the company Health & Safety Service, described in the chapter S2-2 Health and Safety.

If the matter falls within their area of expertise, it is up to the Supervisor or Health & Safety Representative to respond to the communication/report, informing the Health & Safety Manager, for the evaluation of any further action. In other cases, the Health & Safety Manager responds to communications, involving, if necessary, the competent Functions and, in particular cases, the Employer or the Delegated Manager.

Communications and/or reports that are significant for safety purposes, together with the feedback provided by the company Health & Safety Service, are filed (in electronic format) on the Jair platform.

The Group in Spain provides the following direct channels to employees in the value chain:

•	Purchasing and General Services Department

•	Private access website for suppliers

•	Email address for purchases: comprasyservicios@telecinco.es

•	the Ethics Channel, guaranteeing protection against retaliation

•	the Health & Safety Email address and Medical Service Email address

•	an Annual survey conducted by the Health & Safety Service

GAM has implemented the mechanisms mentioned to assess whether employees in the value chain are familiar with and trust the structures and processes for voicing doubts and addressing concerns.

PRIVACY

As described in the Operating Instruction “Rights of interested parties”, workers in the value chain have communication channels through which it is possible to exercise their rights and make reports (e.g. sending emails to the contacts in the privacy notice and the specific persons to contact).

The channels made available by the Group in Spain are the same as those applicable for relevant Health and Safety issues (see S2-3 Health and Safety).

S2-4 | Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those actions

No actions have been taken to exploit material opportunities, as the following topics have been identified as risks with potential negative impacts.

HEALTH AND SAFETY

The approach to adopting measures and actions to mitigate negative impacts on workers, have been mentioned in S2-1, through specifically finalized Procedures and Operating Instructions.

In the last Management Review, dated 11/06/2024, actions and interventions for the management of significant negative impacts and the management of risks for workers in the value chain were validated.

The material risks identified in relation to workers in the value chain (suppliers, subcontractors, artistic resources, self-employed workers) for the Mediaset Italia Group can be traced back to:

•	accidents or ill health in the workplace, with the unavailability of resources;

•	criminal consequences in the event of a topic not being properly monitored.

•	injuries to contestants/artistic resources and companies/contractors engaged during TV and entertainment productions and consequent damage to image and reputation

To address these risks, processes have been defined to ensure the monitoring of “due diligence” in the various aspects of the implementing legislation on occupational health and safety (binding and voluntary). Considering the results of the risk and opportunities assessment of the Occupational Health and Safety Management System, the operating methods and controls to be adopted have been regulate, to ensure compliance with:

•	the provisions of Article 26 of Legislative Decree 81/2008 (Operating Procedure “Procurement”);

•	the provisions of Title IV of Legislative Decree 81/08 (Operating Procedure “Temporary and mobile construction sites”);

•	the prevention and protection measures defined by the Operating Instructions “Management and responsibility for the maintenance, expansion, transformation and control of electrical systems”, described in chapter S2-1.

Control over the application of the procedures defined above is managed in the operational control process, overseen by the Group Health & Safety Department, according to the “Operational Control” procedure described in chapter S2-1, as well as in the internal audits conducted according to the plan approved by the Top Management of the Mediaset Italia Group.

Actions have recently been introduced and completed to maintain and improve the processes described above, such as:

•	implementation on the POSIC platform of a new methodology for compiling the Single Contribution Payments Record for contracts lasting less than 4 days (DUVRI FAST) – during the coordination meeting (2023);

•	alignment of the supplier qualification process with the provisions of Article 27 of the Consolidated Law on Safety, as amended by Article 29, paragraph 19 of Legislative Decree 19/2024 and Decree no. 132 of 18 September 2024 (temporary and mobile construction site points license - 2024);

•	reinforcement of the supervisory and control procedures with respect to the compliance of suppliers with the collective agreements signed by the most representative trade unions, also through the creation of a procurement commission.

The effectiveness of the actions and interventions defined is monitored at routine intervals, through the definition of specific KPIs and in any case during the (annual) Management Review of the Occupational Health and Safety Management System.

Regarding the prevention and mitigation of negative impacts on the health and safety of personnel in the value chain in Spain, these are managed through procurement and contract signing procedures and the through Coordination of prevention activities. These procedures ensure compliance with occupational risk prevention requirements for suppliers providing services within the Group’s facilities and include clauses to ensure responsible business conduct. Responsibility for management supervision lies with the Corporate Purchasing Department and the Health & Safety Service.

These procedures also require respect for the work and trade union rights of suppliers’ workers, abstention from the use of child labour, the rejection of any form of forced labour, the prohibition of any type of discrimination, compliance with the regulations on the prevention of professional risks, the protection of the safety of workers in the performance of their professional duties and the express prohibition of any behaviour that implies corruption, extortion or bribery. Furthermore, workers are required to declare that they will comply with environmental legislation and promote the efficient use of limited natural resources.

GAM signs, on the one hand, framework agreements that guarantee respect for the work rights of seconded employees and, on the other, corresponding contracts with self-employed workers, fulfilling all relevant obligations.

About risk management, the Group’s Integrated Risk Management System ensures the identification, control and management of any risk when it is deemed necessary to manage them. A procedure is in place to identify and control system risks and opportunities (ISO-compliant).

During 2024, Grupo Audiovisual Mediaset España did not receive any reports of serious human rights issues or cases related to the health and safety of employees in its value chain.

PRIVACY

The Companies have carried out a specific risk assessment on the topic of workers’ privacy in the value chain, which takes into account all processing carried out. The actions to mitigate risks are defined with the Departments and in some cases, when required by law, are the subject of specific Privacy Impact Assessments (Data Protection Impact Assessment) and in line with the provisions of the specific Operating Instruction.

No serious cases or incidents of human rights violations related to the value chain have been reported.

In Spain, impacts are managed through procurement procedures and contract signing, which include a clause on the protection of personal data. The Purchasing department is responsible for overseeing this management. Furthermore, all current privacy procedures apply when personnel from the entire value chain work at Grupo Audiovisual Mediaset España facilities and with its resources.

For the correct management of personal data, a Personal Data Protection Model has been implemented, with specific measures (technical, legal and organizational) to guarantee an optimal and responsible management of data privacy and to comply with applicable legislation at both national and European level. The Model is proactive, which implies the continuous review of internal procedures and technical, organizational and legal measures to align them with the recommendations issued in the various Guidelines published by the Spanish Data Protection Agency (AEPD) and the European Data Protection Board (EDPB).

The Data Protection Officer centralizes data privacy management for all companies, reporting directly to senior management and participating in all projects undertaken so that the protection of personal data is taken into account from the stat of the design stage.

For all the actions that have been illustrated on this section, CapEx and OpEx are below the set threshold mentioned in the section SBM-3 - current and expected financial effects.

METRICS AND TARGETS

S2-5 | Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities

The MFE Group has not defined or formalized specific objectives regarding Health and Safety and Privacy in the cluster of workers in the value chain.

ESRS-S3 | AFFECTED COMMUNITIES

STRATEGY

S3_ESRS-2_SBM-3 | Material impacts, risks and opportunities and their interaction with strategy and business model

Operating as a television, radio and digital broadcaster in Italy and Spain, the MFE Group is aware of the role of social intermediation it plays within the communities in which it operates.

In Italy and Spain, TV content users and people residing on national soil are the subject of the impacts generated by the group on this issue and explained below.

The impacts, risks and opportunities identified in relation to the Communities concerned are exclusively of a positive nature as they relate to:

•	communication social campaigns (Mediaset ha a cuore il futuro in Italy, 12 Meses 12 Causas in Spain);

•	charitable campaigns through the Mediafriends ONLUS;

•	AdForVentures support for youth entrepreneurship and the development of Italian and Spanish startups.

IMPACT, RISK AND OPPORTUNITY MANAGEMENT

S3-1 | Policies related to affected communities

Given the nature of MFE’s business and the countries in which it operates, there are no impacts on indigenous populations. MFE has no policy provisions to prevent such risks. The next sections refer to opportunities that generate positive impacts on affected communities, which is why there is no active provision or corporate process for monitoring negative effects and/or negative external factors on affected communities that could impact their human rights.

MEDIASET CARES ABOUT THE FUTURE

The communication projects linked to the initiative “Mediaset cares about the future” are undertaken following a consolidated practice that includes the following implementation steps:

•	raising community awareness of issues of particular social interest;

•	identifying social areas on which to act and focus the community’s attention;

•	using communicative power to serve the community;

•	creating a corporate structure that presides over the conception, implementation and reporting of campaigns;

•	raising employee awareness on the topics covered by the campaigns (e.g. food waste, breast cancer prevention, etc.).

MEDIAFRIENDS

The activity of Mediafriends, aimed at the non-profit sector, focuses on three different areas: communication and awareness-raising in support of Associations and their projects, fundraising in favour of Associations and projects carried out through the Mediaset Group’s communication platforms, the creation of projects developed in Italy by Associations or non-profit organizations identified by Mediafriends.

In short, Mediafriends focuses on knowledge, support, and participation in activities in the “non-profit” sector, in numerous areas from social and health care to training, valuing cultural heritage, environmental protection and international cooperation.

AD4VENTURES

AD4 Ventures adopts policies aimed at promoting economic growth and innovation, respecting the rights of affected communities through support for startups that value diversity, inclusion and sustainability .

Community impact analysis is integrated into due diligence processes, with a focus on risks (e.g. risks of unethical or unsustainable practices that may harm the local community) and opportunities (e.g. the promotion of economic and social inclusion through innovative and accessible business models).

Furthermore, the continuous monitoring of startups ensures the improvement of practices in line with the ESG principles of the MFE Group.

S3-2 | Processes for engaging with affected communities about impacts

MEDIASET CARES ABOUT THE FUTURE

The initiative “Mediaset cares about the future” involves the community through the following methods:

•	the communication campaigns “Mediaset cares about the future”, developed based on an integrated and multimedia logic, voiced on TV, radio and in social media;

•	the involvement of Productions and newspapers, which can support the campaigns with targeted insights in their own spaces;

•	the implementation of visual initiatives in the area (artistic installations, lighting of the Mediaset Tower, graphic panels in areas of heavy traffic);

•	the promotion of studies and market research related to the relevant thematic area;

•	collaboration with institutions and universities for the organization of ad hoc conferences;

•	collaboration with institutions in order to identify areas of interest and relaunch government awareness campaigns;

•	support for “days” institutionalized at national and international level (e.g. Earth Day, Holocaust Remembrance Day, Safer Internet Day, etc.);

Currently, affected communities are not involved in the decision-making processes that lead to the identification of the topics covered by the campaigns, but they are invited to participate in:

•	collecting material in anticipation of future initiatives (e.g. ‘Viva la memoria’, with the sending of indirect testimonies from relatives of Holocaust survivors, on the occasion of Holocaust Remembrance Day);

•	the promotion of competitions for the creation of new content in areas of interest (e.g. the call to take part in Infinity Lab on the topic of school dropout);

•	engaging on social media for the message, which can be shared or commented on by users.

MEDIAFRIENDS

Mediafriends’ activity with the non-profit sector, as promoters of initiatives to be developed in collaboration or requesting aid and funding. For both cases, Mediafriends has an operating procedure to select projects to be financed and the entities that will implement them. In particular, on the basis of social topics identified at regular intervals, the Association identifies projects worthy of promotion and funding and the entities that will implement them with the contribution of the funds received. The entities are selected on the basis of qualitative and quantitative criteria defined and declared from time to time. Mediafriends contracts for the promotion of social utility projects require the entities selected to implement the projects to produce estimates and reports of production costs; the right to conduct audits to verify the correctness and validity of project costs and actual execution is also provided for.

AD4VENTURES

AD4 Ventures interacts only with the startups in which it invests. Without direct contact with communities, the approach focuses on ensuring that startups adopt responsible and sustainable practices that effectively manage their actual and potential impacts on local communities. This approach is already evaluated during due diligence.

S3-3 | Processes to remediate negative impacts and channels for affected communities to raise concerns

The impacts mentioned in this chapter have only positive outcomes for the communities affected by these initiatives, consequently there are no active processes to remediate negative impacts, nor communication channels for the affected communities.

MEDIASET CARES ABOUT THE FUTURE

Italian users can express their opinions on the work of the campaigns through: direct communication channels, the telephone call centre or dedicated digital channels (website, email and social networks).

MEDIAFRIENDS

The contracts between Mediafriends and non-profit entities for the promotion of social utility projects include an audit right for Mediafriends, aimed at verifying the use of the funds disbursed for social utility projects to ensure they are consistent with the aims and objectives set out in the contracts. Mediafriends exercises this right by using the services of a third-party consultant which conducts on-site audits and appropriate controls on accounts, to verify the actual development of the project and correct allocation of the funds disbursed by Mediafriends. Each project supported by Mediafriends is therefore accompanied by a report on the implementation status of the projects and on the use of the funds as well as documented evidence of actual project implementation. In order to strengthen the internal control system for the social utility project management process, Mediafriends a registered auditor is appointed for services to audit the accounts.

The bodies involved are therefore aware of these procedures and are involved in them. They can also interact with Mediafriends during all stages of the project, through the internal structure dedicated to the Relations with the Non-Profit Sector, provides affected communities with an email channel, where they can post at any time, indications, suggestions, and questions relating to ongoing activities.

AD4VENTURES

AD4Venture does not set up direct channels with communities since the startups that cooperate with our activities have their own channels, capable of managing any effects that may cause damage to local communities.

S3-4 | Taking action on material impacts on affected communities, and approaches to managing material risks and pursuing material opportunities related to affected communities, and effectiveness of those actions

The impacts mentioned in this chapter have only positive external impacts for the communities affected by these initiatives, consequently there are no active processes and methods for mitigating any negative impacts.

Regarding human rights incidents in relation to the affected communities, refer to section S3-1 – Policies related to affected communities.

MEDIASET CARES ABOUT THE FUTURE

The initiatives undertaken offer several significant opportunities: contributing to improving brand reputation and strengthening community relations; promoting a responsible corporate image that is attentive to social needs; promoting the development of an inclusive media environment. Finally, opening up the community to direct participation in campaigns allows for a closer connection with the public.

MEDIAFRIENDS

Over 21 years of activity, Mediafriends has turned its actions into initiatives of various kinds, encompassing television, cinema, publishing, fundraising and social communication. Almost 80 million euros have been raised and distributed to support 312 projects in Italy and around the world. In addition to the tools and methodologies indicated above for the definition of activities and risk management, Mediafriends relies on compliance with the bylaws regulating the Association’s activity, while it publishes its own financial statements that can be consulted on the Mediafriends website, where the reporting of supported projects is disclosed.

In the field of social communication, further action was undertaken to foresee significant and negative impacts for non-profit entities and consequently for Mediafriends, submitting the contents of the social communication of entities that benefit from this service to our legal departments.

AD4AVENTURES

AD4Venture, due to the B2B nature of the initiative, does not provide specific approaches aimed at resolving significant risks to affected communities.

For all the actions that have been illustrated on this section (excluding for those explicitly cited), CapEx and OpEx are below the set threshold mentioned in the section SBM-3 - current and expected financial effects.

METRICS AND TARGETS

S3-5 | Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities

In line with the introduction in S3-1, there are no methods of directly engaging affected communities in the definition of targets, their monitoring and subsequent improvements, as these are opportunities with positive effects for the corporate and Italian community, Startups (AD4 Ventures) and social entities of the non-profit sector (Mediafriends).

MEDIASET CARES ABOUT THE FUTURE

The main objectives linked to the initiative “Mediaset cares about the future” include:

•	the expansion of areas of social interest covered by the campaigns;

•	a greater integration and penetration of messages with the support of the Group’s production structures and the use of innovative communication tools;

•	the strengthening of monitoring, material collection and reporting of campaigns.

MEDIAFRIENDS

Mediafriends sets time-bound, outcome-oriented targets in relation to the following aspects:

•	reducing negative impacts on affected communities; and/or

•	advancing positive impacts on affected communities; and/or

•	managing material risks and opportunities related to affected communities.

AD4VENTURES

AD4Venture discloses the time-bound and outcome-oriented targets it may have set related to:

•	reducing negative impacts on affected communities; and/or

•	advancing positive impacts on affected communities; and/or

•	managing material risks and opportunities related to affected communities.

In the scouting and investment process, AD4Ventures seeks to promote startups with a positive impact on communities, in terms of job creation, access to new services and improvement of social well-being.

The goal of AD4Ventures is to allocate an increasing share of its overall investment portfolio to companies that have these material sustainability aspects.

ESRS-S4 | CONSUMERS AND END-USERS

STRATEGY

S4_ESRS-2_SBM-3 | Material impacts, risks and opportunities and their interaction with strategy and business model

Through its broadcast offering in Italy and Spain, the MFE Group generates a positive impact in the communities in which it operates, raising awareness among the viewing audience around issues such as gender equality, diversity, environmental protection and contributing to political and social democratic intervention through a transparent, pluralist information offering accessible to all.

This impact also extends to the non-television platforms managed by the Group, which also allow radio and Internet users to access such content.

Finally, the Italian radio hub followed a series of events as Media Partner and Official Radio that generated radio links, live broadcasts of programs and live quotes from speakers.

All types of consumers and end users who encounter the goods and services offered by the Group have been considered in the process of defining the material impacts, risks and opportunities. No categories of people have been identified that could be negatively impacted by MFE’s business activities, nor any products that could be considered harmful to end consumers.

However, there are types of people who are more exposed and subject to the contents proposed by the networks: minors, children and people with high levels of sensitivity to images and sounds. These categories were appropriately considered in the Materiality Assessments stage, and the identified IROs are reported below:

Health and safety

•	Legal risk: failure to protect the health and safety of users may lead to legal disputes, fines and violations of safety regulations;

•	Reputational risk

•	Creation and dissemination of content while protecting other vulnerable audience categories such as, for example, people with photosensitivity etc.

Protection of children

•	Impact resulting from the viewing of unsuitable programmes if not properly reported (e.g. adult content) with possible sanctions.

•	Creation and dissemination of content while protecting minors

Responsible marketing practices

•	Selection of advertising and marketing in line with the values of the organisation and with a view to social responsibility

IMPACT, RISK AND OPPORTUNITY MANAGEMENT

S4-1 | Policies related to consumers and end-users

Having seen and considered the IROs that emerged as material during the DMA, MFE has adopted Policies that address and act on them and that could impact consumers and end users. The policies listed below are approved by the Group’s Board of Directors. The scope of reference of these policies is explained for each material topic mentioned below.

The policies impact consumers even if they are not directly involved. There are no explicit references to human rights. The Code of Ethics, which guarantees the dignity of the person, is a constant reference for the Guidelines and policies formalised and issued by MFE.

PRIVACY AND CYBERSECURITY

The Privacy Organizational Model implemented, as reported in S1-1 Privacy, whose manager is the DPO (Data Protection Officer), meets the mandatory requirements deriving from Regulation (EU) 2016/679.

An O.G. has been prepared which regulates and describes this model: its principles relating to the management of personal data protection; privacy roles and responsibilities; Guidelines and Operating Instructions describing all the actions adopted to limit impacts on the rights and freedoms of end users.

Some of the obligations established by the law (e.g. Regulation (EU 2016/679 on the processing of personal data) for which the Companies have adopted Instructions and procedures, concern the following: Privacy Impact Assessments, Data Breach Management, Processing Records, Privacy Notice, Rights of Data Subjects.

For MFE, cybersecurity is a fundamental element of its governance, integrated into risk management and operational resilience strategies. Protecting information and digital systems is essential to ensure the integrity, confidentiality and availability of corporate, customer and partner data.

In Italy, an Information Security Policy is implemented in compliance with the following principles:

•	compliance with national and international regulatory requirements: Legislative Decree 231/2001, Law 262/2005 for the protection of savings and the regulation of financial markets and Regulation (EU) 2016/679;

•	safeguards on adequate measures of protection of data against cyber threats; the identification of such measures is carried out considering the level of risk associated with the loss of confidentiality, integrity and availability of information and such protection is guaranteed even in the presence of relationships with third parties;

•	the protection of data from unauthorized access through controlled and traceable access to operational activities.

The main actors involved are:

•	the Information Security Officer, with responsibility for directing and coordinating initiatives in this area;

•	the Information Security Committee: responsible for defining strategic objectives, monitoring the initiatives undertaken and preparing periodic reports for the Supervisory Bodies on Group Cybersecurity;

•	the Emergency Committee, to manage critical situations detected.

The main objective of the Security Policy of Grupo Audiovisual Mediaset España is to describe the regulatory framework for technical and physical security applicable to information, the systems that support it and the audiovisual technical media, considered essential for business development.

The policy states that a rapid, effective and orderly response to incidents must be ensured and that their causes must be recorded and analysed to prevent their recurrence. There must be a known point of contact throughout Mediaset Spain to collect and channel incidents. Incidents and related resolutions must be recorded in the Technology Division’s official tool to facilitate periodic reviews and analyse underlying issues in a proactive manner. A special mention should be made of incidents related to the processing of personal data, which must be reported as required by the GDPR.

The security policy aims to avoid or mitigate the risks associated with technological assets and the negative effects in terms of economic and image losses. The controls set out in the policy also apply to the management and governance of risks to the rights and freedoms of all data subjects, whose data are collected in the various personal data processing operations identified within Grupo Audiovisual Mediaset España. Furthermore, adequate security measures must be established to comply with the current legislation applicable to Grupo Audiovisual Mediaset España.

The policy aims to ensure business continuity, maximize return on investment (ROI) and leverage new business opportunities. This includes implementing new security measures based on organizational changes and applicable improvements resulting from technological advances. The policy sets out the requirements for each type of asset and the security aspects that must be met throughout its life cycle. It also facilitates the day-to-day operations of users and technicians and assists administrators in implementing and maintaining security mechanisms.

The policy is also aligned with the following standards and legal references:

•	ISO 27002:2022: this establishes the security controls that must be implemented;

•	COBIT 5.0: this provides objectives for control over information and related technologies;

•	CCN-STIC-823 Guide: this provides control measures for cloud services;

•	NIST CSF: this is the framework for improving cybersecurity in critical infrastructures.

The Safety Management Committee is responsible for the policy’s implementation. The Policy is available on the company Medianet for employees and given to suppliers by the function managers.

FREEDOM OF EXPRESSION

In accordance with the provisions of the “Manual of Audiovisual and Radio Media Services” adopted by the Mediaset Group, providing information is a service of general interest, and must:

•	respect a fair language and the behaviour of participants;

•	avoid unwarranted vulgarity, bad language, the representation of physical and verbal violence, allusions to or representations of a sexual nature;

•	adopt greater precautions during live broadcasts, including when preparing the schedule and choosing guests.

Managers, directors and presenters must ensure that, even if foreseeable, situations susceptible to degeneration are avoided and must intervene promptly, interrupting any improper behaviour.

News and information programmes conform with particular rigor to principles of the protection of pluralism, impartiality, independence, objectivity, balanced gender representation and openness to various political parties, ensuring the electorate the widest possible information on the issues and methods of conducting electoral campaigns, avoiding causing advantages or disadvantages for certain political parties. Therefore, platforms, interviews, face-to-face meetings and debates are proposed, created to allow a fair comparison among competing political parties, which is mandatory during electoral campaigns.

With the aim of generating objective and effective debate, there is an attempt to develop a settlement that may be representative of freedom of expression (in any case guaranteed by the professionalism of the Editors of agencies, who have a trust relationship with the Broadcaster), of the plurality of voices and the completeness of the news. To pursue these objectives and improve the qualitative performance of the products, it proved fundamental to implement a convergence between television and the different online media.

The Agency Editors have a function of coordination, with absolute respect for the freedom and autonomy of the individual broadcasts, written, conducted and organised by independent and autonomous writing and editorial groups.

The rules and regulations that Mediaset in Spain follows to guarantee freedom of expression are the Code of Ethics, the European Regulation on Media Freedom and, in the case of news, the Code of Ethics on News.

The Code of Ethics applies to all Grupo Audiovisual Mediaset España news programmes and governs their ethical principles, including: public service, verification of facts and sources, impartiality, independence, respect for privacy and public interest, protection of minors’ rights, presumption of innocence, care of visual language (images) and policy of changes and corrections. The new Code of Ethics is approved by management.

ACCESS TO QUALITY INFORMATION

In accordance with the provisions of the “Manual of Audiovisual and Radio Media Services” adopted by the Mediaset Group, providing information is a service of general interest, and must guarantee:

•	the truthful presentation of facts and events, encouraging the free formation of opinions;

•	daily broadcasting of television and radio news;

•	access for all political subjects to news broadcasts under conditions of equal treatment and impartiality;

•	the transmission of official press releases and declarations from constitutional bodies.

Information programmes:

•	must ensure respect for human dignity and counter the use of expressions of hatred (so-called “hate speech”);

•	must promote initiatives that enhance the themes of inclusion and social cohesion;

•	must not contain verbal expressions, images or graphic elements likely to:

•	incite to commit crimes or make excuses for them;

•	offend human dignity;

•	spread, incite, propagate or justify, minimize, legitimize violence, hatred or discrimination, or offend human dignity against a group of people or a member of that group;

•	determine, directly or indirectly, the exoneration of responsibility of the perpetrator or the co-responsibility of the victim of violence, hatred, discrimination or violation of human dignity .

The dissemination of news and the treatment of issues concerning subjects at risk of discrimination must conform to criteria of truth, essentiality and moderation, avoiding reference to data relating to the private sphere of individuals. Programme directors and presenters must dissociate from: statements that are harmful to a person’s dignity, hate speech; forms of communication hat glorify violence or the commission of crimes.

All information programmes must respect the principles of equal treatment, completeness and correctness of information, objectivity, fairness, loyalty, impartiality, plurality of points of view.

For the Information Department, the people delegated to control broadcasts, who are responsible for compliance with provisions on the “Programming Content of Broadcasts and Advertising”, are the Editorial Teams that have a coordinating function, respecting the freedom and autonomy of broadcasts , written, conducted and organised by independent and autonomous authors and editorial groups.

The Group assures the quality of the information broadcast on its free-to-air general interest and thematic channels, broadcasts its information product live.

The genuineness and quality of the content is guaranteed by the immediacy and contemporary quality of the news, thanks to the live broadcast of the content for the All-News (programming exclusively for news) and the news channels, but also for the world of infotainment; products that come under three agencies: Tg5, Tgcom24 and Videonews.

The General Information Department ensures care in the research and development of news, verifying reliable and truthful sources, with constant attention paid to current events, in order to guarantee the public a useful and updated service. Its commitment and that of the Tgcom24 Team to “fact checking” involves constantly checking sources, facts, declarations and images. Connected to this is “debunking”, the aim of which is to disprove false news circulating on the web, thanks to a system of cross-checks and skills specific to professional journalists. Once the fake news is identified, the aim is to dismantle it, to curb its spread and sharing, especially on social media. This best practice is applied to TV, Radio, and all the Group’s channels: the monitoring provides users with the tools needed to learn to recognize correct information.

Correspondents sent to war zones are guaranteed supplementary insurance cover, mentioned in chapter S1-1 Health and Safety. These needs are monitored through dialogue with institutions in the various countries.

The provisions on Par Condicio (fairness) guarantee fair treatment and equal access to the media for all political subjects, with particular attention to linear audiovisual media services, recognized as instruments of significant influence in the formation of consensus: In particular, during election periods, stringent rules are applied to ensure the correct representation of all political parties.

MFE promotes direct dialogue with relevant corporate functions, to guarantee respect for pluralism, objectivity and completeness of information and constantly monitors programming, with particular attention paid to news programmes and information programmes under the responsibility of news agency.

As regards news content, the MFE Group in Spain guarantees the accuracy and quality of editorial content and information also thanks to its endorsement of the Code of Ethics.

HEALTH AND SAFETY | PROTECTION OF CHILDREN

The company is constantly committed to adapting the contents of its programming to current legislation, with particular reference to the Consolidated Law on Audiovisual Media Services (Legislative Decree 208/21) and the Media and Minors Self-Governance Code, as well as to the regulatory provisions adopted by the Communications Regulator (Agcom) regarding audiovisual and radio media services. This protection activity also extends to non-linear services (websites and the Radio of the Group and related social profiles).

The company supports the corporate structures responsible for creating content and ensures constant monitoring of programming. Aware of the importance of mindful media consumption, MFE promotes awareness initiatives, providing operational tools for a safe and responsible use of content.

In order to guarantee the safety and protection of minors in the use of content, specific measures are adopted to monitor and verify compliance with current regulations on the protection of minors:

•	the evaluation of contents, which makes it possible to establish and report their degree of suitability in relation to minors and to report any unsuitable contents;

•	the provision of technical measures and filters (parental control system and PIN) for viewing content.

The Media and Minors Committee has the task of verifying any infringements of the Media and Minors Self-Governance Code; If the Committee finds that the Code has been violated, it adopts a reasoned resolution, determines the methods by which it must be notified and transmits it to the Agcom Regulator. Furthermore, the same Committee, having ascertained the existence of a violation of the rules of the Code, can forward a complaint to Agcom.

In Spain, the company pays special attention to the protection of minors in relation to programming content, ensuring the transmission of content that complies with legal requirements and, to this end, has internal procedures for the correct classification of content based on age. The company is also part of the current co-self-governance mechanism for the protection of minors on television.

It is also responsible for managing and resolving any complaints regarding the protection of minors that may be submitted to the Spanish Audiovisual Regulator or to the company through its contact channels.

SOCIAL INCLUSION

The Mediaset Group abides by the provisions of the Tusma (Consolidated Law on Audiovisual Media Services), which provides that the Authority, also using co-regulatory procedures, adopts appropriate and proportionate measures aimed at ensuring that audiovisual media providers make media services progressively more accessible to people with disabilities. This provision specifically identifies the competence of Agcom, both in terms of co-regulation and supervision and sanctioning.

With reference to the Accessibility Act (Directive 882/2019/EU), transposed in Italy by Legislative Decree 82/2022, it is noted that the obligations provided for by the decree mainly concern network operators and manufacturers of reception equipment, who must ensure that the services that provide access to audiovisual content are accessible, as well as the mechanisms that allow users with disabilities to use assistive technologies.

This definition also includes services such as EPG - Electronic Program Guides, which must be perceptible, usable, understandable, robust and offer information on the availability of accessibility. The deadline for this fulfilment is 28 June 2025.

GAM respects the accessibility obligations established by the General Law on Audiovisual Communication (LGCA) and is committed to the accessibility of its services, as demonstrated in the “Reports on the degree of compliance with the accessibility obligation established by the general law on audiovisual communication” published by the CNMC. Changes have been made to align with the LGCA, in the catalogues of On Demand services.

RESPONSIBLE MARKETING PRACTICES

The MFE Group operates through two fully owned advertising sales agencies in Italy: Publitalia ’80, an exclusive advertising agency of Mediaset free-to-air networks; Digitalia ’08, specialized in advertising for streaming TV and Radio and Mediamond, dedicated to the Group’s Internet media, the websites of Mondadori Group publications and third-party publishers and, finally, also to Digital Out Of Home sales.

Advertising is based on the strategies and commercial policies from various periods of the year which define the sales methods to investors for all advertising spaces on television channels (general-interest and specific).

With particular reference to the sale of television advertising space, the Group’s core business, it should be noted that this activity is regulated by Organizational Guidelines issued by the Mediaset Group.

As regards broadcast advertising, and although the company is not editorially responsible for it, Grupo Audiovisual Mediaset España is part of the Autocontrol de la Publicidad (self-regulation of advertising in Spain), guaranteeing truthful and honest commercial communication. The “copy advice” mechanism (a legality report on an advertisement before it is broadcast) is used as a preventive measure, and company departments provide regulatory advice on the matter. Once the advertisement has been considered for broadcast, the company will cease to broadcast it if it receives a request to do so from the Audiovisual Regulator.

The Department of Institutional Relations and Regulatory Affairs constantly monitors the content and updates of the General Law on Audiovisual Communication and the General Law on Advertising. It regularly holds internal meetings to establish and publicize the new regulatory criteria to be applied.

In relation to the latest amendment to the General Law on Audiovisual Communication (Law 13/2022), the procedures initiated by the Ministry of Economy and Digital Transformation for the drafting of implementing regulations of the aforementioned law are being monitored, as regards the aspects crucial for its implementation and relevant for television activity, such as commercial communications, the obligation to finance European audiovisual works, accessibility obligations, as well as the concept of relevant users who use video sharing services via platforms.

The same Department:

•	notifies legal developments and protocols to the Antenna Department and the Content/Production Department, the latter receiving all necessary advice for the correct interpretation of the audiovisual legislation in force for the programming of contents

•	provides the OSV Department of Publiespaña (advertising agency in Spain) with advice on the correct interpretation of advertising legislation for advertising programming.

S4-2 | Processes for engaging with consumers and end-users about impacts

The stages in which engagement occurs, the type of engagement and its frequency depend on the areas of responsibility of such interactions with the stakeholders mentioned, which may vary if they are consumers of the service offered, in the case of access to quality information, freedom of expression and protection of minors, or companies involved in responsible business practices.

PRIVACY

The Companies shall provide data subjects with all information relating to the processing of personal data that the law requires. By way of example, please refer to the Privacy Policy, which is updated at regular intervals and is always available online, and the Cookies Policy available on the Data Controllers’ websites.

FREEDOM OF EXPRESSION

With reference to News, channels are in place to involve the public in creating and disseminating content (discussion via social media, live connections with the public, messages addressed to management).

ACCESS TO QUALITY INFORMATION

As regards News, each production is engaged with social media, managed by a dedicated company function, that constantly interfaces with the programme lines for sharing content to be published. Each Videonews programme has an inbox to which viewers can send reports.

Since 2022, TGcom24 has consolidated its presence on social platforms with profiles on Instagram, Facebook, LinkedIn, X, Whatsapp, Threads and YouTube. The Brand also has a live inbox (tgcom24@mediaset.it) available to viewers and users to make reports and requests for clarification. Interaction with readers/viewers takes place on 2 levels:

•	Website: over 19 million unique users and over 138 million page views per month in 2024. Readers can comment on the news published after logging in to the Mediaset Community. Comments are moderated and added at the bottom of the articles; the most interesting comments are shown on the site home page;

•	Social media: readers can comment on posts, videos and photo galleries related to Tgcom24 news; agency staff moderate the comments.

Providers of on-demand audiovisual and radio media services are obliged to broadcast free of charge short press releases requested by the Government, by the administrations and public bodies of the State, to satisfy public needs; these communications are always provided in a manner accessible to people with disabilities.

To achieve this purpose, the Group ensures that every single one of its viewers is placed in the optimal condition to be able to receive the news and stay informed of what is going on in the world. TG5, in the 8.00 pm edition, provides a subtitling service for deaf people. For further information on the Accessibility of services offered by MFE, please refer to chapter S4 Social inclusion.

The broadcasts deal with current affairs, always paying attention to important topics such as: social inclusion of the most vulnerable, environmental protection, the risks of climate change and the opportunities of the green economy. Special live events are held in the event of exceptional bad weather, fulfilling a public utility service role. Timely and up-to-date information is provided on traffic, social and health issues, strikes and road conditions.

The programmes Quarto Grado, Mattino 5 News, Mattino 4, Pomeriggio 5 and Verissimo provide ongoing support activities for social awareness campaigns (against violence against women, against scams targeting the more vulnerable categories of society). Quarto Grado conveys important and preparatory messages on judicial investigations.

HEALTH AND SAFETY | PROTECTION OF CHILDREN

There are no processes in place to engage the under-eighteen consumer stakeholder group.

SOCIAL INCLUSION

There are no processes in place to involve the categories affected by the policies mentioned in S4-1.

RESPONSIBLE MARKETING PRACTICES

The main stakeholders of the Advertising Agencies are investor companies and Media agencies, the presentation of Sales Policies and negotiations are carried out by the Group’s commercial networks. These functions, to better respond to the characteristics of the advertising market, comprise two lines: one line dedicated to customers and the other to media agencies. It is their task to maintain relationships with stakeholders, also organizing presentations to meet the communication needs of customers and creating cross-media projects.

With the aim of involving a clientele with smaller advertising budgets, that normally turn to international digital platforms, the creation of its own digital platform dedicated to small and medium-sized enterprises is being studied to independently plan an addressable TV campaign on the Group’s networks.

S4-3 | Processes to remediate negative impacts and channels for consumers and end-users to raise concerns

Although the Group has not identified material negative impacts, initiatives are in place for consumers and end-users to raise concerns on several sustainability issues, indicated below, differentiated according to the relevant topic. These initiatives are continuously evaluated and updated but there is no formal monitoring to assess that consumers are aware of the existence of remedy structures.

PRIVACY AND CYBERSECURITY

Interested parties have channels available to make reports (company email addresses). In companies with a DPO, the methods and management of reports are the same as those described in S1-3 Privacy.

To identify and mitigate cyber risks to assets, services and third parties, the following actions were implemented in 2024:

•	the Third party risk assessment process has been redesigned and the new Operating Instructions for the management of third parties and System Administrators have been published;

•	advanced Information Security requirements and contractual clauses for suppliers who use their own ICT devices in providing services to the Group were defined;

•	vulnerability detection capacity was strengthened, with the adoption of advanced tools for the analysis and simulated testing of exploits on internal networks.

Spain maintains the agreement signed with INCIBE, under which it receives services focused on the promotion and development of cybersecurity in general and, in particular, services for detection, prevention, protection, response, mitigation, recovery, awareness, training and capacity building, coaching, measurements regarding cybersecurity, capacity building and any other activity that supports or assists the company in the area of cybersecurity.

FREEDOM OF EXPRESSION | ACCESS TO QUALITY INFORMATION

Each Videonews programme has an inbox to which viewers can send reports. Since 2022, TGcom24 has had a live inbox (TGcom24@mediaset.it) available to viewers and users to make reports and requests for clarification.

Regarding Grupo Audiovisual Mediaset España, the means available to consumers to voice concerns, needs or incidents regarding access to quality information, and to information and advertising content are:

For audiovisual activity

•	the General Content Department

•	www.mediaset.it

•	Social networks

For advertising activity

•	Consultation via self-control

News

•	the News Department

•	E-mail: informativos@informativost5.com

•	Web: www.informativostelecinco.com e www.cuatro.com/noticias/

•	Social networks

For digital content

•	Customer Service: which provides support to Mitele PLUS subscribers via phone, email, chat, or social media;

•	Websites and apps: the public decides which programmes are most viewed and can generate content by participating in contests or initiatives that require their participation;

•	Social media for each programme and contact inboxes;

•	Surveys, quizzes or interactive games: the user interacts with the contents of the channels;

•	Mitele Club: a space dedicated to annual Mitele PLUS subscribers, where they can comment in the forums and participate in exclusive experiences linked to the Group’s programmes and personalities;

•	Satisfaction surveys for Mitele PLUS subscribers in the event of cancellation;

•	QR codes: used in TV programmes to allow viewers to participate in votes and polls;

•	Social media monitoring tool, Brandwatch, to listen to our users in the most effective way.

HEALTH AND SAFETY | PROTECTION OF CHILDREN

The Group adopts a structured monitoring and intervention system, which includes:

-	internal reporting and ongoing alignment, with constant comparison between operational and control structures;

-	the activation of internal audit and control functions;

-	strengthening monitoring facilities, including through advanced technical tools;

-	contextualization and rebalancing contents with relevant impact, when possible;

-	the publication of sanctions imposed by supervisory bodies (Media and Minors Committee, Agcom Regulator).

MFE has the following channels through which consumers can make evaluations and reports:

-	direct contact through the telephone call centre or other customer service channels via the web, email or social media;

-	reports from individual consumers to institutional supervisory and control bodies;

-	reports by delegated representatives of users within the competent institutional bodies;

-	moral suasion actions through the press, web and social media, which contribute to raising public awareness.

In addition to the direct communication channels set out in S4-3 Freedom of expression, the Complaints Channel established by the Spanish Audiovisual Regulation (CNMC) may be used for matters concerning Grupo Audiovisual Mediaset España .

The latter channel is used to report content that violates audiovisual regulations: an email box is made available, for individuals or legal entities to report or complain about national programmes or advertising. Complaints submitted through this channel are communicated by CNMC to Mediaset, where the Institutional Relations Department analyses and responds to them, after which they are forwarded to the Group’s content management managers so that they can present their defence arguments and take note of the complaints submitted and adopt relevant measures.

SOCIAL INCLUSION

In this context, the following interventions have been implemented, keeping the Group’s commitment to making its content accessible to people with disabilities constant:

•	during 2023, the transition process from SD to HD technology of all Mediaset channel broadcasts was completed, which allowed the use of the subtitling service on channels that did not have this service;

•	scripted content (films, TV movies, fiction, miniseries, soap operas, sitcoms, TV shows, telenovelas) disseminated in a manner accessible to users with sensory disabilities has been increased.

RESPONSIBLE MARKETING PRACTICES

The Group takes special care to select which advertising campaigns are broadcast. The main criterion is compliance with current legislation on advertising. The conformity of the message to the editorial line of the Networks also has an impact.

In compliance with the target audience, a selection is applied to advertising that concerns or belongs to product sectors which, although legitimate and which may be legitimately advertised, are considered as not conforming to the editorial line (the Group does not convey advertising for weapons, funeral homes, legal cannabis, dating websites aimed at sex), or the same contents of the message (e.g. vulgarity, violence, etc.).

This editorial judgement varies depending on the characteristics of the medium and therefore also of the target audience for which the advertising is intended.

The Advertising Agencies have not activated communication channels through which the public can express their opinions regarding the advertisements broadcast.

S4-4 | Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions

The following actions have been decided to prevent, mitigate or remediate material negative impacts on consumers and/or end-users, as well as to enhance positive impacts. No serious incidents or problems related to consumer human rights have been reported. The absence of such violations and the progress of simulated phishing campaigns among employees are some indicators of tracking the effectiveness of activities.

PRIVACY AND CYBERSECURITY

The methods for taking action, for material impacts on consumers and end users, are the subject of Privacy Impact Assessments, in line with the information provided in chapter S1-4 Privacy.

Over the course of the year, the antivirus technology was replaced with a more effective protection system against malware, ransomware and other cyber threats. The new solution has improved the centralized control of computers and mobile devices, increased the visibility of threats, and made incident response faster.

The Group has implemented an advanced solution against DDoS attacks, that extends protection to services exposed in local infrastructures (on-premises). This technology reduces the risk of operational disruptions, improves automated response capabilities, and ensures greater resilience against large-scale attacks.

A periodic credential auditing process has been activated to evaluate the strength of administrative user passwords (compliant with security policies), as a check on the protection levels of the most critical accounts

To reduce the risk of compromising company credentials, the Group has strengthened its commitment to fostering an IT security culture, through the following actions and interventions:

•	the new Cyber Security portal on the company Intranet: a reference point with up-to-date news, training tools, useful links and supporting documentation, a key resource to promote self-learning and immediate access to the Group’s cybersecurity policies;

•	the provision of periodic classroom training sessions , with simulations of real scenarios on protection from phishing and on the tools to recognize and counter attempted attacks;

•	simulated ethical phishing campaigns, aimed at all employees and specific groups, with the objective of assessing the level of awareness and strengthening threat recognition capabilities.

Since 2023, Grupo Audiovisual Mediaset España has been a member of the Sustainable Cybersecurity Pact, a 10-point plan for the sustainable management of cybersecurity that serves as a benchmark for best practices in the field.

To integrate artificial intelligence into management, the Group in Spain is taking the following actions:

•	rigor in the conditions of information processing;

•	advance knowledge of the risks arising from the use of third-party products and technologies that use or implement artificial intelligence;

•	a robust cybersecurity strategy for AI technologies;

•	training of staff on specific issues and risks associated with the use of AI technology;

•	AI audits on a regular basis, in order to identify and correct possible system vulnerabilities.

FREEDOM OF EXPRESSION | ACCESS TO QUALITY INFORMATION

Each business unit of Grupo Audiovisual Mediaset España has a brand and a control system to guarantee freedom of expression. The Group’s Integrated Risk Management System ensures the identification, control and management of all risks, including those relating to information provided to the public.

The regulatory framework is the Spanish Constitution, the General Law on Audiovisual Communication, and the recent European Regulation on Media Freedom; internally, the Code of Ethics and the Code of Conduct ensure freedom of expression. Grupo Audiovisual Mediaset España has a Production Committee that decides and establishes the general guidelines for the content of its productions, and a Content Committee that deals with issues relating to the content of the programmes of the different channels. The latter defines the editorial guidelines and transmits them to the Production Committees. These Committees in turn forward them to production companies for follow-up, and executive producers forward them to people in charge of monitoring their correct implementation.

In the news sector, there is also an Editorial Board of senior executives who meet weekly to review major news stories and ensure that public interest and relevance guide journalistic decisions, in the exercise of freedom of expression.

As regards the Group’s social media profiles, all automated tools available on platforms are used to moderate comments, without interfering with the freedom of expression inherent in these platforms. To ensure that end consumers have access to quality information: The Self-Governance Code for television and children’s content, the Code of Ethics, the Editorial Guidelines and content ratings are all tools to guarantee consumers access to quality information and content. The Production and Content Committees implement the same procedures referred to above.

HEALTH AND SAFETY | PROTECTION OF CHILDREN

To ensure effective control and constant adaptation, it is essential to maintain continuous dialogue between the operational and supervisory structures. For this purpose, specific internal functions are activated for checks and controls, also strengthening the monitoring safeguards (also technical). Where possible, action is taken to contextualize and rebalance content that could have a material impact.

The Grupo Audiovisual Mediaset España Group has adopted a Comprehensive Risk Management System, based on COSO II, which guarantees complete risk management and aims to identify, control and manage the risks that may influence the achievement of its objectives. Considering its activity of broadcasting content, the company is subject to content ratings and time limits to protect minors. For the production of content, there are strict protocols in place regarding the participation of minors in some of its programmes.

The Self-Governance code for television content and minors (currently under review), the Code of Ethics and content ratings are the tools adopted to ensure the protection of minors.

Internally, each content department must apply these rating criteria and take into account the programme rating to adapt the content to that rating. The staff assigned to these departments receive training on the application of the above-mentioned Code, as necessary. Likewise, the supervision of the ratings of all broadcasts is coordinated by the Antenna Division; together with the Institutional Relations Department; the various departments involved may consult them at any time, in case of doubts or in cases of more controversial content, regarding the suitability of a rating or the adequacy of the content to a rating.

Content rating is an effective system, as it allows for:

•	the Cataloguing of all TV content, except news and re-broadcasts (except those that require it);

•	the analysis of the presence of potentially harmful content (violence, sex, drugs and toxic substances, fear or anxiety, imitable behaviours, language or discrimination), both in own and third-party productions;

•	Depending on the rating, the time slot for broadcasting can be defined;

•	the analysis of and proposals for new ratings of audiovisual products (feature films, series) to avoid any rating discrepancies caused by the passage of time.

In addition to age ratings, the LGCA requires the use of visual descriptors for programmes to provide viewers with more information about content that may be harmful to minors. The implementation of these descriptors is pending the formalization of the new Self-Governance Code for the protection of minors on television, in agreement with the National Regulator.

SOCIAL INCLUSION

To date, there are no interventions aimed at managing the IROs related to the subject.

RESPONSIBLE MARKETING PRACTICES

MFE is committed to broadcasting messages that have more than just a commercial purpose: through Publitalia 80, a founding member of the Fondazione Pubblicità Progresso, along with the major players in communication in Italy. This foundation aims to contribute to solving the civil, educational and moral problems of the community by placing communication at the service of society.

Pubblicità Progresso promotes training initiatives on social communication at leading Italian universities; it sponsors events, exhibitions and initiatives dedicated to important social issues; it sponsors social communication campaigns carried out by non-profit organisations; and it holds the Festival of Social Communication for training and public educational purposes. In addition to paying a membership fee, the sponsoring members provide their work free of charge for the implementation of the Foundation’s activities. For further information, please refer to the Pubblicità Progresso website.

For all the actions that have been illustrated on this section, CapEx and OpEx are below the set threshold mentioned in the section SBM-3 - current and expected financial effects.

METRICS AND TARGETS

S4-5 | Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities

It should be noted that to date the MFE Group has established objectives only for the Italian perimeter and to date the timeline for the definition of objectives for the other Group companies is being evaluated.

PRIVACY

The privacy objectives are aligned with those described in S1-5 Privacy. Training personnel responsible for protecting privacy is a guarantee for the protection of the personal data shared by the end-user during the consumption of goods and services provided by the company.

FREEDOM OF EXPRESSION ACCESS TO QUALITY INFORMATION

TV ratings are analysed daily to understand the performance of news products. Quantitative analyses on satisfaction are developed, optimising the treatment of proposed contents and evaluating deviations from editorial objectives. These analyses are enriched by qualitative and scenario assessments on the competitive context, with the aim of offering the best product to end-users. The same reporting is also used at B2B level, as a valid tool for advertising investors, so that they can understand the potential of a product and its ability to speak to the public that represents the advertisers’ target;

Furthermore, the reports of surveys, house polls and electoral projections broadcast on the Mediaset networks are validated. In particular, published data and the actual broadcast on TV are cross-referenced.

HEALTH AND SAFETY | PROTECTION OF CHILDREN

Collaboration with institutional authorities with the aim of harmonizing content reporting mechanisms, improving their efficiency and accessibility for consumers; MFE participates in Public Consultations and regulatory groups promoted by Agcom to identify sustainable rules for broadcasters, through benchmarking with stakeholders.

SOCIAL INCLUSION

The social inclusion objectives will be formalised when there will be precise policies on the subject.

RESPONSIBLE MARKETING PRACTICES

Publitalia ’80 does not set specific objectives but is always careful to convey communications in the interest of the public and the non-profit sector: it contributes with Mediafriends to the social activities of MFE, making available advertising spaces that promote above all fundraisers aimed at supporting solidarity initiatives. The Advertising Agency also reserves spaces for initiatives in support of scientific research, training and cultural activities.

During 2024, this activity generated the broadcast of approximately 6,000 commercials.

The MFE Group also offers its experience and professionalism via the Master’s in Marketing, Digital Communication and Sales Management, which was established in 1988 by Publitalia’80. This 13-month postgraduate course with lectures and internships has a limited admission and is targeted at graduates who have decided to start their professional future in the field of marketing, trade marketing, sales and digital communications.

Now in its 34th edition, the course has trained over 1,000 graduates, many of whom now hold top management roles. The course is accredited by ASFOR, the Italian Association for Management Education, as a specialist Master’s course.

ESRS-G1 | BUSINESS CONDUCT

IMPACT, RISK AND OPPORTUNITY MANAGEMENT

G1 | GOV-1

The GOV-1 disclosure, concerning the Governance aspects of the Role of the administrative, management and control bodies, is reported in the section ESRS 2 | GOV-1.

G1-1 | Corporate culture and business conduct policies

The founding principles of the MFE Group’s corporate culture are set out in the Code of Ethics, which expresses the fundamental principles and most important values of the Group’s corporate identity, in the belief that ethics in conducting business is a fundamental and necessary element for business success.

Both the Group Companies incorporated under Italian law and incorporated under Spanish law have adopted their own Code of Ethics over time; In September 2021 MFE-Mediaforeurope N.V., the holding company under Dutch law, also adopted its own Code of Ethics.

Following the progressive changes at corporate, organizational and business level that have characterized the growth of the MFE Group in recent years, also at international level, on 20 November 2024 the Board of Directors of MFE, following a positive opinion from the Audit & Sustainability Committee, approved the “MFE Group Code of Ethics”, replacing all previous versions, also with the aim of enhancing the social and environmental commitment it pursues, which is considered a real investment that the business world cannot avoid.

Compliance with the principles and values set out in the Code of Ethics is of fundamental importance for the proper functioning, the reliability of management and the image of the MFE Group, also in consideration of the role it plays in the audiovisual and advertising market at European level. Furthermore, the Code of Ethics represents a fundamental component of the corporate compliance programmes, adopted in accordance with the regulations applicable in the legal systems of the countries companies belong to, based on the internal corporate regulation adopted from time to time, put in place to protect each individual corporate process, as well as the overall internal control and risk management system of the MFE Group.

The new “MFE Group Code of Ethics”, whose principles constitute a common value baseline for all companies of the MFE Group, is valid in all countries in which it operates, taking into due consideration their diversity, and is binding for the members of the corporate governance and control bodies, for employees, for collaborators, for suppliers and commercial partners, for customers and, in general, for all those who operate for/with the companies of the Group, regardless of the relationship, even temporary, that binds them.

The MFE Group ensures that the contents of the Code of Ethics are disseminated and made known through appropriate information, awareness and training activities so that the parties to whom it applies share, promote and respect the principles and values in the Code. The training plans, concerning not only the Code of Ethics but also locally-adopted corporate compliance programmes, are defined considering the characteristics of the recipients (such as, for example, roles, responsibilities, etc.) as well as the risk level of the area of activity in which they operate and are implemented through specific e-learning or in-person classroom courses.

For details about training on the Whistleblowing System, please refer to chapters S1-4 and S1-13 Training and Skills Development.

The new “MFE Group Code of Ethics” is published, and given prominence, in Italian, Spanish and English on the institutional website of the MFE Group (https://www.mfemediaforeurope.com/it/governance/codice-etico/ ) as well as on the corporate intranet of the Group companies, where present.

The Code of Ethics is also distributed to all parties who have business relations with the Group companies (e.g. collaborators, suppliers, etc.), providing for specific clauses in contracts that refer to the Code of Ethics (as well as the locally-adopted corporate compliance programmes), providing, in the event of failure to comply with the provisions contained in such documents, the right to terminate existing legal relationships and other sanctioning measures, such as compensation for damages possibly from the Group company(s) involved, up to the exclusion of further opportunities for collaboration and/or supply.

For employees, any violations of the Code of Ethics, compliance programmes and internal company regulations, constituting breaches of the obligations arising from the employment relationship, may lead to disciplinary proceedings being taken against the parties involved, with all legal and contractual consequences, also with regard to maintaining the employment relationship. Violations committed by senior management are assessed with extreme attention, as they represent the top level of the Group’s companies and convey their image to the outside world: in these cases, the competent corporate bodies shall take the most appropriate protective measures from time to time, within the scope of those provided for by locally applicable regulations, such as revoking the delegation and/or mandate granted, without prejudice to the right – for the company concerned – to adopt measures in its favour (e.g. liability and/or compensation actions).

The MFE Group, inspired by the ethical principles commonly recognized in the conduct of business (such as honesty, integrity, fairness, transparency, good faith and fair competition), promotes compliance with all applicable laws and regulations, including those issued by the Supervisory Authorities, in order to protect the company’s assets and image and achieve challenging objectives and new goals, in compliance with all stakeholders, including competing companies.

In pursuing its corporate strategies, the MFE Group recognizes the importance of integrating environmental protection and social commitment into its development plans, in the belief that current choices will have a significant impact in the future. From this perspective, the Group is committed to implementing the principles and values of sustainability in all sectors in which it operates, also promoting and respecting human rights throughout the supply chain. Creativity, innovation and implementation of the most cutting-edge technologies are central factors in the Group’s activity and represent essential requirements for maintaining responsible leadership in the audiovisual sector.

The Group recognizes the centrality of human resources and is committed to promoting a positive and inclusive work culture, supporting diversity, non-discrimination and inclusion (particularly generational and gender) and developing welfare policies and initiatives aimed at promoting the psychophysical well-being of workers and their engagement, in a framework of loyalty, trust and the rejection of any form of discrimination and exploitation.

The MFE Group believes that the promotion of a corporate culture based on ethical behaviour, respectful of the principles of loyalty, fairness, responsibility and legality, and the maintenance of these values cannot ignore the active and responsible participation of all the Group’s stakeholders who, with their contribution, can help prevent the commission of illicit acts and irregularities within the organization.

The MFE Group, therefore, promotes a corporate environment in which illicit acts, misconduct or irregularities can be reported, without any prejudicial consequences of any kind towards whistleblowers, guaranteeing absolute confidentiality regarding their identity and the identity of other subjects recognized as deserving of protection, ensuring them maximum protection in order to avoid retaliation, prejudice or any form of discrimination or penalization.

For this reason, in accordance with the “Whistleblowing General Principles” adopted by the Board of Directors of MFE in November 2023, the companies belonging to the Group, in compliance with Community legislation (EU Directive 2019/1937) and local legislation and in line with international best practices, have adopted specific procedures in this area and activated specific internal reporting channels, also ensuring that whistleblowers have the possibility of maintaining anonymity.

All information regarding the corporate procedures adopted in terms of whistleblowing, the internal reporting channels activated and the committees responsible for managing the reports can be found on the institutional website of the MFE Group (https://www.mfemediaforeurope.com/it/governance/compliance/ ) and in the dedicated sections of the corporate intranet of the companies, where present.

Internal reporting channels, depending on the company, are managed internally by autonomous and independent committees, specifically designated, which operate in the absence of conflicts of interest, without prejudice to the right of whistleblowers to address their reports to the competent regulatory or supervisory authorities designated according to the local legislation of countries where the Group operates and/or to any internal supervisory body entrusted with this task.

The MFE Group bases its growth on a strong image of transparency and rigor in carrying out its activities. The topic of active and passive corruption is first and foremost overseen within the scope of the Code of Ethics through specific provisions that define the general principles on the topic.

The new “MFE Group Code of Ethics” (as well as the previous versions adopted over time) contains specific provisions according to which any behaviour and/or activity carried out for corrupt purposes (such as, by way of example, illegitimate favouritism, collusive behaviour, solicitation - directly and/or through third parties - of personal advantages of any kind for oneself and/or others) for the achievement of economic objectives is deplored and condemned.

In relation to the various categories of stakeholders, the MFE Group works to combat corruption and bribery, acting with transparency towards suppliers, commercial partners, customers and institutions and encouraging the spread of a culture of legality within the organization, through the adoption of organizational and control tools aimed at preventing the violation of the provisions of the law, the principles and values expressed in the Code of Ethics, in compliance programmes and in the internal company regulations in force from time to time, through constant monitoring of their implementation and compliance, adopting adequate and effective corrective actions, including disciplinary actions, where deemed necessary. In particular, the Group’s operating companies in Italy and Spain have anti-corruption policies aligned with the UN Convention against Corruption.

The functions most exposed to the risk of corruption and bribery are:

•	Purchasing hubs

•	Commercial functions

•	HR functions

•	Functions that interface with public bodies, institutions, supervisory and control or judicial authorities

G1-2 | Supplier relationship management

GENERAL PROCUREMENT

In an ever-changing global context, companies are increasingly called upon to respond to challenges related to sustainability and social responsibility. The MFE Group Procurement Department is aware of the importance of identifying risk factors within its value chain and improving supply chain resilience. The following policies, approved by the BoD and implemented by the purchasing poles, apply (also to SMEs) to the entire Group, therefore applicable both in Italy and in Spain.

To this end, greater supplier involvement in ESG (environmental, social and governance) initiatives is encouraged, recognizing that the success of sustainable practices depends on the collaboration and commitment of all stakeholders. The procurement strategy includes sustainability as an enabling factor for the proposed targets.

In 2022, MFE launched a pilot project to involve its suppliers in an ESG performance analysis activity and then continued with a progressive expansion of the scope of suppliers involved, to involve the purchasing departments of Goods and Services (Italy and Spain) and Rights and Dubbing in 2024. The final goal is to map the sustainability performance of your chain and be able to design a path of overall improvement for the suppliers involved without forgetting the impacts on procurement processes and choices.

The Sustainable Procurement initiative, in fact, aims to promote a structured approach to procurement, going beyond the traditional time, cost and quality approach, to include sustainability as an additional evaluation factor.

The Group has signed the initiative (extended to the main Italian companies) of Assolombarda, participating in the Italian Responsible Payments Code, the first Code in Italy dedicated specifically to the issue of regularity of payments (including SME’s). More details in G1-6 Payment practices chapter.

BUSINESS RISKS IN THE SUPPLY CHAIN

As mentioned, the MFE Group Procurement Department decided to address the risks associated with supply chain management in an integrated manner, identifying several critical issues to consider, including:

•	Environmental risks: The impact of suppliers’ activities on the environment, including greenhouse gas emissions, waste management and the use of natural resources.

•	Social risks: Issues related to human rights, working conditions, ethical business practices and diversity and inclusion.

•	Economic risks: Reliance on suppliers who may not be able to ensure sustainable practices, impacting MFE’s reputation and economic performance.

•	Compliance risks: Increasingly stringent regulations require companies to ensure that their suppliers comply with legal and ethical standards by introducing dedicated sections for all contracts.

•	Reputational risks: Failure to adopt sustainable practices can damage a company’s reputation and reduce consumer trust.

By adopting proactive strategies to reduce these risks, MFE aims to improve supply chain transparency and accountability.

The cornerstone of this initiative is the assessment of suppliers focused on ESG criteria, with the aim of effectively identifying and addressing the associated risk areas.

METHODOLOGY:

MFE has adopted a methodology for the selection of relevant suppliers that focuses on two main criteria:

1.	Exposure to Environmental and Social Risk: assessment of environmental and social risks associated with the supplier’s sector.

2.	Critical business aspects: critical commercial aspects of each supplier, based on the strategic importance to the company, taking into account their ability to provide essential goods and services.

Subsequently, individual suppliers are evaluated in terms of economic and strategic relevance. The same methodology was applied to both Italian and Spanish suppliers, ensuring consistency and comparability.

Suppliers in the scope were requested to complete a self-assessment questionnaire specifically dedicated to small and medium-sized enterprises, that constitute the relevant part of the supplier base.

PLATFORM AND INVESTIGATION

As a support tool, MFE has chosen to use Open-es, a platform that offers a structured system for collecting and analysing data on sustainable practices, generating an ESG performance scorecard.

Overall, the survey involved 430 suppliers, between Italy and Spain, with the aim of obtaining detailed information on their ESG performance.

The survey results showed a polarization of MFE suppliers in ESG performance ratings based on their product category.

In particular, the data collected highlighted the following results:

•	Italy: 312 suppliers involved, with 86% completing the questionnaire.

•	Spain: 118 suppliers involved, with 75% completing the questionnaire.

Subsequently, the Category Managers were involved with the aim of collecting feedback, ambitions and useful elements to understand the results collected, as well as the Sustainability function, in order to ensure coherence between the improvement objectives to be proposed to suppliers, and the sustainability objectives and material topics of MFE. This was followed up by the design of improvement paths dedicated to clusters of suppliers that are uniform in terms of performance and focused on social and environmental impacts, with the aim of strengthening the awareness of the players involved in the supply chain and driving change towards the adoption of more sustainable practices.

IMPACTS ON SUSTAINABILITY ISSUES AND NEXT STEPS OF THE PROJECT

The implementation of the programme and the adoption of sustainability criteria and practices within the MFE Procurement Department will be at the centre of 2025 activities, with the aim of:

•	Increased engagement: The main objective of the MFE Procurement Department is to select responsible suppliers. Therefore, in 2025 it is planned to expand the Sustainable Procurement programme, involving a greater number of MFE suppliers.

•	Training and Development: Implementing supplier training programmes on sustainable practices and ESG performance. The targets of the improvement programmes aim to increase suppliers’ capabilities in measuring and monitoring energy consumption, creating the basis for monitoring and reducing emissions. It also aims to raise awareness of best practices in health and safety, developing a strong commitment to respecting human rights along the supply chain. These targets are essential to align with future EU regulations. Through webinars and training sessions, the Supplier Improvement Programmes also aim to raise awareness among all stakeholders on the three ESG pillars, managing risks and improving sustainability in a holistic way.

•	Monitoring and Assessment: Continuing the monitoring of supplier performance, adapting strategies based on the results obtained to ensure continuous improvement of the supply chain’s ESG performance and a reduction of the risks associated with it.

IMPACT OF THE SUPPLIER REGISTER AND ASSESSMENT PROCESSES

To consolidate the paradigm shift within the Procurement Department, new MFE supplier certification processes have been designed, as well as tender evaluation elements, with an ESG scorecard for all Italian and Spanish suppliers that meet the identified requirements.

In particular, suppliers belonging to priority product categories and meeting certain economic thresholds will have to submit a valid ESG scorecard, from Open-es or other publicly recognized ESG performance assessment services, to qualify for the Supplier Register.

As regards the tender process, the ESG scorecard will be required for participation in MFE Group tenders, and may also represent a rewarding factor in future evaluations.

IMPACT ON THE PROCUREMENT DEPARTMENT AND BUSINESS LINES

The Sustainable Procurement project not only impacts MFE suppliers, but also requires an evolution of existing organizational frameworks and the development of new skills and knowledge in the field of sustainability, particularly in sustainable procurement practices.

MFE has organized customized training programmes, aimed at key areas of the Procurement Department and the main Business Lines.

Training sessions focus on ESG fundamentals, sustainability certification, the sustainability regulatory landscape, and human rights.

MFE is aware that to build a sustainable supply chain it is essential to involve its internal stakeholders, creating a corporate culture focussed on sustainability.

CONCLUSION

Measuring supply chain sustainability performance increases MFE’s knowledge of its suppliers, reducing risk and helping to build a more resilient supply chain.

The Sustainable Procurement project represents a significant step towards adopting best practices in sustainability: through active supplier involvement and a structured approach, MFE aims to achieve tangible long-term results and demonstrates a strong commitment to sustainability.

THE MFE GROUP IN SPAIN

As previously described, the MFE Group has adopts specific procedures in Spain for the selection, approval and management of suppliers, with the aim of ensuring transparency, regulatory compliance and operational efficiency. The establishment of a commercial relationship with the group is subject to compliance with specific evaluation criteria, which include commercial, operational and reputational aspects. Responsibility for implementing these policies lies with the Purchasing and General Services Department. The due diligence process classifies suppliers based on risk parameters, such as the country of origin, product sector and reputational strength. In the event of high risk, additional control measures are adopted or the suspension of the business relationship is considered. The Vendor list is renewed every three years.

ACQUISITION OF RIGHTS

The MFE Group, through the Group Purchasing Department, on the basis of approved purchasing needs and the availability of products of interest on the market and, in compliance with the relevant allocated budget, manages the procurement of rights on cinematographic products, series, documentaries and sports programmes.

In particular, in order to perform its function with regard to supplier selection, in compliance with the company organizational guidelines, the specific vendor list is prepared and updated, submitted every six months to the Control, Risk and Sustainability Committee and annually to the Executive Committee and the Board of Directors of MFE.

The assessment of suppliers includes the verification of any ongoing proceedings, such as liquidation, bankruptcy and mergers, and also covers the transparency of the corporate chain. Furthermore, suppliers resident in countries with preferential taxation entered on the Black List are not considered for the purposes of this selection.

With the support of the company information system, the conditions of commercial negotiations are reported for each supplier in a standard summary document (Negotiation sheet).

This document is subjected to a specific authorization workflow defined for each country in which the Group operates.

In the event that the negotiation reached with the supplier exceeds the purchase threshold established for each country, or in the event of purchase from parties other than the holder of rights, the Group Rights Purchasing Department submits the negotiation to the Cost Control and Investment Committee of the relevant nation for evaluation and approval, on the basis of the guidelines defined by the Committee of each country (Italy-Spain).

The Group Rights Purchasing Department ensures the utmost collaboration and communication with all relevant corporate areas, each for the performance of their own functions.

The contract drafting stage is overseen by the Business Affairs Department for the Acquisition of Cinema and Series Rights, for Italy, and by the Dirección General Corporativa, for Spain.

These acquisitions are negotiated directly with the owners of the contents or their broadcasting rights based on the negotiations held. The purchasing methods may be the most diverse (including but not limited to volume agreements, duration agreements, agreements on specific products) but they must also guarantee compliance with the Group Code of Ethics as well as with the company Policy relating to Whistleblowing procedures and clauses that ensure the quiet enjoyment of the asset being purchased (also through specific merit analyses), as well as suitable guarantees in the event of non-compliance with one or more obligations undertaken by the supplier.

The Group Legal Affairs Department provides specialist assistance for the Group Purchasing Department in drafting contracts.

All contracts are subject to approval by entities with appropriate powers, on the basis of the powers of attorney in force in each country (Italy-Spain).

The selection of suppliers of broadcasting rights takes place through the widespread coverage of the national and international content distribution market - while also participating in major sector events - giving preference to companies with consolidated experience and expertise: North American majors and mini-majors, European studios and leading independent Italian, Spanish and other international distributors. Special attention is paid to Italian and Spanish works concerning both current and library works. The purchase from MFE Group companies (such as the MFE Group subsidiary Medusa SpA) of cinematographic works and TV series by independent producers should also be noted. The Group Purchasing Rights Department maintains commercial relations with all the major Italian and Spanish film distributors, through multi-annual volume agreements and prompt procurement.

DRAMA

The drama products featured in the MFE Group’s broadcast offering are created through the use of independent third-party productions; this activity generated around 32 hours of finished product over the whole of 2024, mainly for early evening slot programming on Canale 5.

The format for drama develops, with independent production companies historically of national origin, stories that highlight the positive values of today’s society and that consequently can also reflect the ethical principles of the Group, to guarantee a product accessible to all audiences and that can be consistent with the Group’s editorial line.

The choice of independent producers is based fundamentally on the selection of projects by the publisher based on the editorial potential of the identified product.

In order to work with the MFE Group, producers must be certified by the Group’s Central Procurement Department.

In order to include the social and environmental impact of manufacturing companies in the selection criteria in future, a survey was sent to some of these companies with the aim of collecting their summary assessments on environmental, social and governance/compliance issues.

Furthermore, remaining on the topic of changes in the supply chain, it should be noted that the contractual template predominantly used in the past, or the contracting template, has gradually been replaced by templates of co-production and pre-purchase.

COLLABORATING ARTISTS

Suppliers are selected on the basis of the television broadcasting guidelines and the purchasing requirements plan defined by Programme Schedule and Distribution General Management in collaboration with the Entertainment Department.

The Artistic Resources Department (for collaborating VIP artists) is responsible for researching and entering into contracts with the artistic resources employed in the various companies of the Group. The managed counterparties, in most cases, refer to natural persons.

In 2024, the Artistic Resources Department concluded 6,892 contracts for a total of 887 collaborators (including hosts, commentators, guests, reporters also in the News, Sport, Digital and Radio areas), continuing with action to contain costs and optimise performance.

Of these, about 30 are annual and/or long-term contracts relating to strategic artistic resources (the main faces linked to the most important broadcasting products in the programme schedule).

The forms of negotiation relating to payment practices are regulated by the specific O.G. 017 “Acquisition of artistic performances” which defines the guidelines to follow to engage strategic artistic resources or resources linked to specific productions under contract, in synergy with the requesting functions, the network managements; the above takes place on the basis of editorial projects and available budgets, in line with the principles of the Group’s Code of Ethics. It should be noted, however, that in light of specific editorial needs and the type of resource managed, these conditions may be subject to significant variations but are nevertheless agreed upon and formalised in contracts with the individual counterparties.

ENTERTAINMENT

The creation of entertainment programmes requires the acquisition of formats, the signing of executive contracts and the contracting of artistic resources and collaborators.

Suppliers are selected on the basis of the television broadcasting guidelines and the purchasing requirements plan defined by Programme Schedule and Distribution General Management in collaboration with the Entertainment Department.

The Entertainment Department selects broadcasting projects of interest and manages negotiations with the supplier.

The Provider Certification Department of the Procurement Division is responsible for carrying out the accreditation and preliminary qualification of suppliers.

The management of the process of contracting out television productions and acquiring formats and licences must be carried out in compliance with applicable national, European and/or international rules and regulations in force, with particular reference to offences remotely relevant for the purposes of Legislative Decree 231/01.

In contracting out television productions and purchasing formats and licences, the Entertainment Department operates according to the principles of lawfulness, fairness and propriety expressed in the Code of Ethics, paying particular attention to the provisions on conflicts of interest contained therein.

When commencing collaboration with a new supplier, the accreditation and certification process is managed by the Procurement Division through the dedicated department.

The Entertainment Department informs the relevant Purchasing Hub of the qualitative and quantitative targets for the television product to be purchased/produced.

At contractual level:

•	there is a specific clause on guarantees and adherence to the Code of Ethics and compliance programme;

•	there is a general ban on subcontracting, and where subcontracting takes place, certification of subcontractors is required.

The following obligations in terms of contractual clauses are also provided for:

•	compliance with the provisions of the law in force on contributions and health and safety in the workplace pursuant to Legislative Decree 81/2008, as well as an indemnity in favour of R.T.I. with regard to all the obligations necessary for this purpose;

•	compliance with the obligations laid down in current legislation on the employment of staff who are non-EU nationals;

•	compliance with current environmental regulations.

Starting from 2021, a clause directed towards verifying the supplier’s tax and social security obligations was also added.

Suppliers are always chosen with analysis of sourcing models that make best use of internal structures and skills.

More than half of the suppliers/collaborators dedicated to entertainment content production are studios and/or agencies from across Italy, particularly around Rome and Milan, which ensure the services of actors, documentalists, directors, costume designers, set designers, directors of photography, choreographers, commentators, hosts or guests.

The Entertainment and Music Business Affairs Department (for non-VIPs) and Artistic Resources Department (for VIPs) provide for the research and stipulation of contracts with the various artistic resources employed by the various Group companies.

In 2024, the Entertainment and Music Business Affairs Department managed approximately 765 contracts relating to procurement, licensing and supply of services. Regarding artistic collaborations it finalised 17,954 contracts, plus 843 in the music sector.

Finally, we note that: since 2020, the Entertainment and Music Business Affairs Department has been using a procurement system that integrates the internal authorization process relating to contracts and licenses, with supplier certification activity, contract requests and entering data in the rights management and administrative/accounting systems, up to confirmation of the services/deliveries and authorization of the related payments.

THE MFE GROUP IN SPAIN

The MFE Group in Spain also includes clauses in its contracts to ensure responsible corporate behaviour throughout its value chain, committing all collaborating companies to act in an ethical and responsible manner.

Among the various provisions, reference is made to respect for workers’ rights and their freedom of association, the prohibition on the use of child labour, the rejection of any form of forced labour, the prohibition of any type of discrimination, compliance with the legislation on the prevention of risks at work and the protection of workers’ safety in the exercise of their professional duties.

Furthermore, any behaviour that involves corruption, bribery or extortion is expressly prohibited.

Collaborating companies are also required to declare compliance with environmental regulations and promote the efficient use of limited natural resources.

METRICS AND TARGETS

G1-5 | Political influence and lobbying activities

MFE N.V. has never supported any political party (through political contributions or any other means) and/or movement and is registered in the EU Transparency Register under registration number 91471238809-21.

Representation activities are overseen by Gina Nieri (Director of the Institutional, Legal and Strategic Analysis Division). None of MFE’s board members have sat in comparable position in public administrations.

In 2024, MFE N.V. took part in activities relating to the process to adopt regulatory proposals and the implementation of legislation already adopted in the Group’s sectors of interest. MFE constantly liaises with the European antitrust authority, both as regards mergers and acquisitions that impact the audiovisual market, and in relation to proceedings against abuse of a dominant position by third-party operators.

With technological development and the use of generative Artificial Intelligence, it is essential to avoid the strengthening of players that are already dominant in the market - a source of new discriminatory practices.

Between 2019 and 2024, the EU adopted a regulatory framework to ensure safety and contestability in the digital single market, with ex ante rules to clarify the liability of technology platforms and ensure fair competition.

In 2024, MFE’s regulatory activity was related to the following regulatory topics:

•	Digital Markets Act: MFE is interested in Alphabet’s application of the DMA in particular with respect to its obligations regarding transparency of advertising prices (Article 5.10) and audience measurement (Article 6.8); Google, also thanks to the penetration of Smart TVs, reaches end users by designating itself as subject to DMA obligations. Failure to comply would lead to a “market-tipping” scenario in which the parent company Alphabet extends its dominant position also to the television market;

•	Digital Services Act: MFE participated in discussion sessions to ensure that the provisions of the DSA are applied in a transparent manner, in particular with regard to transparency on recommendation systems (Article 27) of large-scale platforms (VLOP), which may have implications on how content and services are presented to users and on aiding proprietary services;

•	European Media Freedom Act: aimed at ensuring the independence and sustainability of the media. Particular attention paid to protecting the contents of media services on large platforms in the event of arbitrary removal for alleged non-compliance with the terms of service of the platforms (Article 18), to the right to personalise the audiovisual offer to guarantee the prominence of services of general interest defined by the Member States (Article 20) and to the measurement of the audience with transparent, impartial, inclusive, proportional, non-discriminatory, comparable and verifiable systems;

•	Artificial Intelligence Act and interaction between copyright and AI: a regulation that requires general-purpose AI (GPAI) systems to comply with transparency requirements which include the drafting of technical documentation, the publication of detailed summaries of the content used for training. MFE supports agreements between industry representatives to identify sectoral solutions that allow for the use of a single technological standard for digital identifiers and watermarking, so that rights holders do not have to adapt to the technologies of individual AI providers to opt out (provided for by Article 4.3 of the Copyright Directive) from the use of their content.

G1-6 | Payment practices

Supply agreements and more generally agreements regarding third-party business relationships with MFE Group companies contain an explicit reference to the Code of Ethics and company policy on whistleblowing procedures and state that failure to comply with the rules set forth therein may constitute a breach of the contractual obligations assumed, with the consequent option of cancelling any contracts made with any company in the Group. In addition, the Group has signed the initiative (extended to the main Italian companies of the Group) of Assolombarda, started on 27 May 2014, participating in the Italian Responsible Payments Code, the first Code in Italy dedicated specifically to the issue of regularity of payments.

In Spain, payments to suppliers are preferably made through confirming lines managed by credit institutions, with the prior consent of the supplier, allowing for advance payment or the settlement of the debt upon maturity. If confirming lines are not used, payments are made promptly, according to the agreed payment terms, after checking the invoices and the supplier’s tax compliance.

The Group does not have a common payment practice policy, which varies depending on the different business areas from 30 to 90 days. However, the average payment practice for the Group’s main supplier categories (including SMEs) is generally 60 days from the end of the month in which the invoice is received. About 80 percent of payments are in line with this timeline, with an average payment time in 2024 of 68 days11 from the date of invoice.

During the same period, there are no reported legal proceedings for late payment related to current contracts.

[11]	The indicator was calculated by considering a representative sample of about 74 percent of the total costs for purchases of goods and services.

ESRS-ES | ENTITY SPECIFIC

ES-1 | ELECTROMAGNETISM

ES-1_MDR-P | Policies adopted to manage material sustainability issues

TELEVISION

The MFE Italia Group, through its subsidiary Elettronica Industriale S.p.A., places strong emphasis on the responsible management of the electromagnetic impact generated by radio and television transmission infrastructures. In line with current regulations and its profound commitment to protecting the health and safety of communities, MFE adopts a procedure in Italy focused on minimizing this impact. This translates into a constant effort to comply with the requirements set by the Framework Law no. 36/2001, by Prime Ministerial Decree of 8 July 2003 and by Law no. 214/2023.

The procedures cover all company activities potentially active in the control of electromagnetic emissions: from the design and installation of new systems, to the management and maintenance of existing ones, throughout the national territory. Aware of the concerns of users, residents, local authorities and associations, close collaboration and constant dialogue with Local Authorities is promoted to ensure responsible and transparent management. The implementation of this policy is entrusted to the Institutional Relations Office (RIS) of Elettronica Industriale S.p.A., supported by its Technical Management for the studies and technical documentation necessary to ensure compliance with current laws. EI SpA is a member of the working groups and participates in the drafting of the regulations of the Italian Electrotechnical Committee (CEI), in compliance with Law no. 186 of 1968, which defines the standards for the proper construction of electrical and electronic systems. In line with acknowledging “widespread concern related to the effects of electromagnetic fields”.

The activities of Grupo Audiovisual Mediaset España do not directly generate significant electromagnetic fields, since the diffusion of DTT throughout Spain is managed by the company Cellnex.

RADIO

RadioMediaset S.p.A. adopts measures to ensure compliance with the electromagnetic exposure limits established by legislation and to safeguard public health. Current legislation sets the following parameters:

Exposure limit	the maximum level of electromagnetic field to which the population can be exposed without risks to health	20 V/m
Attention value	the value is set to protect the health of the population, especially in areas where people spend a lot of time, such as homes, schools and workplaces.	15 V/m
Quality target	the reference parameter for land planning and management, aimed at improving overall environmental quality	15 V/m

The main internal activities include periodic checks and maintenance on the systems, the use of certified and latest-generation equipment, the preparation of the Risk Assessment Report (DVR), which includes the measurement of electromagnetic field levels and the identification of any corrective actions to resolve any critical issues found

ES-1_MDR-A | Actions and resources related to material sustainability issues

TELEVISION

In 2024, EI S.p.A. submitted 95 requests for system modifications, obtaining approval for 100% of the requests, confirming full compliance with regulations on exposure to electromagnetic fields. During the same period, the Regional Agencies for Environmental Protection (ARPA) conducted 6 inspections on the Group’s plants, finding in each case compliance with the regulations in force for the protection of the population.

The MFE Italia Group intends adopting the following actions:

•	monitoring the plants, taking into account their emissions and the evolving electromagnetic framework

•	attention will be paid to ensuring that new projects adopt the best technological solutions to optimise the emission of the electromagnetic field, compatible with the quality of the service offered to users

•	evaluating the implementation of innovative technologies to remain at the forefront of the industry

•	strengthening collaboration with local authorities to promote awareness of the electromagnetic impact.

The effectiveness of these actions will be assessed through maintaining regulatory compliance, reducing emissions and strengthening stakeholder dialogue. Elettronica Industriale S.p.A. confirms that it has not identified any stakeholders affected by material impacts.

RADIO

In the case of installing new systems or modifying existing ones, it is essential to obtain authorization from local authorities, attaching documentation certifying compliance with electromagnetic field limits to the application. The Electromagnetic Impact Assessments (EIA) for plants with a power above 20W include both the values of the pre-existing electromagnetic background and the estimate of the impact of the individual plant. For plants with a power of less than 20W, the assessments are limited to the technical characteristics necessary to verify compliance with the envisaged limits.

ES-1_MDR-M | Metrics related to material sustainability issues

TELEVISION

In Italy, exposure to electric, magnetic and electromagnetic fields is regulated by Framework Law no. 36 of 2001 and by the Prime Ministerial Decree of 8/7/2003. This decree sets the limits of exposure of the population to the above-mentioned fields with frequencies between 3 MHz and 3 GHz, also defining the attention values and quality objectives for frequencies between 100 KHz and 300 GHz. The values reported in the table below date back to their revision, which took place with Law no. 214 of 30 December 2023:

	Electric field strength	Magnetic field strength	Power density
Exposure limit	20 V/m	0.05 A/m	1 W/m2
Attention value	15 V/m	0.016 A/m	0.10 W/m2
Quality target	15 V/m	0.016 A/m	0.10 W/m2

The exposure limit represents the value of the electrical, magnetic or electromagnetic field, regarded as the emission value, set to protect health against severe effects, which must not be exceeded under any condition of exposure for the population and workers. The attention value is the emission threshold which must not be exceeded in residential areas, schools and places of extended stay.

The following metrics are used to evaluate own performance:

•	Number of ARPA audits with positive results: measurement of the level of compliance of the systems with the limits of exposure to EMF. The methodology used involves checking compliance with the limits of the law and current regulations, taking into account the limits related to the accuracy of the measuring equipment and the anticipatory assessments made using calculation software. The validation of this metric is overseen by the Regional Agencies for Environmental Protection (ARPA), which confirm the compliance of the plants with EMF limits;

•	% of new plant/plant modification projects approved: the effectiveness of system design is evaluated by verifying compliance with legal limits and urban planning regulations. Validation is overseen by the local authorities and ARPA, which approve the projects presented;

•	Number of cases of exceeding the limits (also in this case, validation is overseen by ARPA).

Although EI SpA has not yet defined measurable targets, it monitors the effectiveness of its policies and actions for sustainability-related material impacts, risks and opportunities. Monitoring takes place through:

•	the measurement of EMF levels and comparison with legal limits

•	the analysis of reports received from communities and the evaluation of the results of ARPA audits.

•	the number of ARPA audits with positive findings and the % of projects approved for new systems/system modifications. The baseline period for measuring progress is the year 2024.

RADIO

RadioMediaset follows the provisions of municipalities and the directives of localization plans at provincial, state and national level by assisting institutions and ARPA, even in the preventive stage, to ensure compliance with environmental regulations and facilitate the surveillance activities conducted by its departmental sections, that carry out periodic sample checks at the emission sites, with attention paid to the most sensitive areas.

The activities of RadioMediaset SpA are carried out in compliance with current legislation, which includes Law 36/2001 that defines the maximum levels of exposure to electromagnetic fields. The Prime Ministerial Decree of 08/07/2003, as well as Article 10 of Law 214/2023, which indicates the Exposure Limits, Attention Values and Quality Objectives are also complied with. Legislative Decree 259/2003 as amended establishes rules for authorizations, health protection, monitoring and the technical specifications necessary to minimize the electromagnetic impact of electronic communication systems.

In 2024, 34 SCIA communications were submitted for systems with a power of less than 20W or for those to be activated at existing structures or antennas, and 7 applications for authorisation were submitted for systems with a power greater than 20W. In total, 35 AIE assessments were conducted and 5 test reports were drawn up. ARPA carried out 3 monitoring exercises on as many sites, involving 6 plants, which were found to conform to the legal limits. No violations were detected; therefore, no financial penalties were imposed. Finally, in the context of the Risk Assessment Report, 531 audits with measurements were conducted and 493 documents were prepared, of which 387 represent updates.

In keeping with the television sector, RadioMediaset S.p.A. constantly monitors the limits of transmission equipment and the reduction in the impact with the use of new technological solutions and mitigation systems.

ES-1_MDR-T | Tracking effectiveness of policies and actions through targets

TELEVISION AND RADIO

The Group, focusing on compliance, has no specific targets beyond not exceeding legal limits.

ES-2 | CONTENT CREATION AND DISSEMINATION

ES-2_MDR-P | Policies adopted to manage material sustainability issues

CONTENT CREATION AND DISSEMINATION

The policies governing the creation and dissemination of content, in the two main geographical areas in which the Group operates, are linked to the type of editorial products conveyed within television and radio channels.

Television Activity Italy - Entertainment

The broadcasting strategies that have led to the success of the channels in Italy through the dissemination of products and content that the users like are the responsibility of the Programme Schedule and Distribution General Management in association with Content General Management.

These two departments together with the TV Committee approve the broadcasting projects.

Once the broadcasting lines on which to build the entertainment of channels in Italy have been decided, the relevant Product Area – in this case, the Entertainment Department – proceeds to the selection of projects of interest through an analysis of the market of reference and monitoring to make sure they are in keeping with the broadcasting lines in the codified regulations “Manual of Audiovisual and Radiophonic Services”.

This manual guides the dissemination of content following the rules for programming, protection of minors, business communication, equal treatment, privacy and radiophonic regulations.

At the same time, both qualitative (broadcasting characteristics such as type of programme, positioning on the programme schedule, listener target and cast of artists) and quantitative (for example: duration, hours of product, hourly/total cost, etc.) television product guidelines and objectives are defined.

The Entertainment Department guarantees that the product is always in line with the values the Group wishes to convey and the principles contained in its Code of Ethics.

Lastly, constant sharing of the project and shared selection of programming make sure that broadcast content meets the quality expectations of TV users.

Television Activity Italy – TV drama and Cinema

The MFE Group broadcasts TV series that appeal to all audiences. When it selects TV series the group adheres to the broadcasting guidelines set and shared with the company’s top management, in addition to identifying products that have the potential to reach the established target audience.

When selecting products, the TV series department evaluates the products together with the Content Department and company top management working closely with product marketing in an attempt to find stories that continue to interest the historic audience and at the same time try to broaden its user base.

Specifically, the TV series department chooses and develops stories that highlight the principles and positive values of the company today and consequently also reflect the ethical principles of the Group, never coming into conflict with them and thus guaranteeing a product that all audiences can enjoy.

The considerations on the choice of product also take into account the option to have content not suitable for an audience of minors; in this case, one opts for a shared choice with the channel that must broadcast the product.

The MFE Group’s TV series department in Italy constantly strives to improve the quality of content, broadening the selection of its suppliers and turning to an ever larger number of external production companies, not to mention various screenwriters.

The MFE Group also possesses the know-how and the organisation for selecting projects and developing the production of popular drama series. These products are commissioned from major national partners and, in some cases, are sold abroad or leveraged via the web channel, thus contributing to covering production costs.

Through its subsidiary Medusa, the Group ensures the production and distribution of films and TV series.

Medusa Film is in charge of the distribution of cinematographic works (mainly Italian). The company produces and purchases films exploiting the entire life cycle of the product: from the programming in cinema releases to the sale of television broadcasting rights in all their various forms.

Medusa’s line-up, constantly agreed upon with the MFE Group in order to meet programming requirements, focuses on the Italian product in the “comedy” genre, with directors and actors who over the years have helped the redefine the concept of “Italian-style comedy”. In recent years, however, a space has also been created for products in different genres, especially “quality” ones, in order to seize on the developing tastes of viewers, who are increasingly attentive and knowledgeable.

The thread that runs through all of them remains Medusa’s presence in Italian cinema, which means guaranteed selection, production and distribution of the best products, in an attempt to promote national and local artistic and professional excellence. In order to face up to the competition of foreign products, this commitment must always be ensured according to top industry standards.

It can therefore be said that from the perspective of content, this direction has enabled the creation and promotion of products that are consistent with that which identifies the MFE Group, apprehending and sometimes even anticipating the changes in progress in Italian society.

Italian Television Activity – News and Sports

The policies governing the content of this area are detailed in the specific sections on ESRS S4.

Radio Activity Italy

The MFE Group’s commercial radio division includes R101, Radio 105, Virgin Radio Italy, RadioMontecarlo and Radio Subasio.

Each of these stations is characterised by its own line expressed through radio programmes/formats (for example radio of young target programmes -Radio105-; “flow” (like format) radio -R101 and Radio Subasio-, “vertical” radio -Virgin Radio; “elite” radio with high-profile target-RMC; “family” radio with distinctive elements from Italian tradition-Radio Subasio).

In relation to this line, maximum independence and plurality of expression are guaranteed following the industry regulations (Radio Television Consolidated Act) and the current company guidelines that require daily monitoring of the activity carried out by the artistic resources (radio speakers and guests), the topics addressed in the relative sources as well as the advertising content aired.

The MFE Group undertakes to maximise enjoyment of the radio product with a widespread dissemination both in geographical and target audience terms, also through systematic maintenance and enhancement activity on the radio broadcast networks, particularly safeguarding minors by working on the language used on air and following the Radio Television Consolidated Act and the Group Code of Ethics.

Also to guarantee maximum enjoyment and access for today’s listeners and with the objective to acquire new ones, not to mention to maximise the benefits arising from using advertising, the radiophonic department undertakes to constantly and progressively develop the multimedia activities, creating services and content employable through the main digital platforms and media, like smartphones, tablets and smart TV, carrying out specific control activities for these purposes.

The content to be posted on websites, including that provided directly by the listeners, is supervised in order to make sure it is suitable to be issued; with respect to the content users make themselves, a disclaimer is filled out, which for minors must be signed by the individual with custody over them.

To guarantee users’ privacy, the messaging systems used hide the mobile telephone numbers of listeners, who can only be contacted by the people employed in the company for that purpose.

Digital Extension Italy

In the consolidated context of multimedia video offering, the MFE Group is working through a dedicated organisational structure to create services and content deployable across all the main connected digital platforms (desktop devices, mobile devices, smart TVs, STBs, game consoles, dongles, etc.) and to promote digital extension initiatives for free-to-air programmes (TV and Radio), as well as digitally enhancing the free-to-air programmes themselves, consequently improving advertising revenue.

MFE monitors and assesses adherence to ethical principles and principles of quality in creating digital content thanks to continuous dialogue with reference news agencies and entertainment brands and with the involvement of other departments (e.g. Legal Affairs) where necessary.

These principles are also used for internally created and/or co-produced digital products. In this area, MFE continues with its positive experience of Infinity Lab. Established in 2019, this is the first Italian hub for co-financing and co-producing documentaries, docuseries, reports and investigations distributed on Infinity+, which have always had a particular connection with environmental issues and social responsibility.

Audiovisual activity Spain

In Spain, audiovisual activity is regulated by:

•	General audiovisual law;

•	the Code of Ethics;

•	Programming strategies and editorial guidelines;

•	the adoption of the Self-Governance Code for television content and minors: launched in 2005 by free-to-air TV audiovisual communication service providers, with the aim of protecting minors from potentially harmful or inappropriate content (several Spanish television players are signatories to the code);

•	the rating of television content (more details in S4-4 Protection of children)

The control framework for audiovisual content is as follows:

•	the Production Committee: this Committee decides and establishes general guidelines for the weekly content of internally produced programmes and supervises the status of ongoing productions.

•	the Content Committee: this Committee deals with contents, programme themes and programming on the Group’s networks;

•	Content Management: which defines the editorial guidelines and transfers them to the production departments;

•	the Antenna Division: which provides guidelines for content optimization through ad break layouts, develops programming strategies and analyses results through marketing;

•	Daily analysis of programming and audiences to establish programming guidelines and adapt the television offering to user preferences;

•	Daily content meeting to configure joint strategies for content production, promotion and oversight;

•	Institutional Relations Department for any questions about the suitability of a rating or the appropriateness of content for a rating.

Digital Extention Spain

•	the Content Committee: this Committee deals with issues relating to the Group’s contents;

•	the Digital Committee: this Committee evaluates the evolution of the digital environment;

•	Content rating by age, using a symbol to indicate the recommended age;

•	Automatic word filters to prevent hate speech through comments posted on social media;

•	Supervision and editing of content before publication to ensure compliance with company values related to content creation;

•	Content rating.

COPYRIGHT

The MFE Group considers respect for and protection of intellectual property to be of strategic importance and, to protect its audiovisual rights, prosecutes those responsible for pirated transmission of its content, through every competent body. An O.G. is in place. “Copyright Management” with implementation overseen by the Collective Entities Management, Copyright Protection and Litigation Department. Particular attention was also paid to anti-piracy activity for Group-owned films in cinemas.

MFE oversees monitoring, through specialized companies, to identify violations and, if necessary, proceeds with the help of external law firms, to warn the perpetrators of the illicit act and take legal action in administrative (before AGCOM), civil and criminal proceedings to obtain a ruling against the illicit act and compensation for damages.

At its internal production facilities, the Collective Entities Management, Copyright Protection and Litigation Department monitors this issue and provides advice upon request. The Group is also present in all national and European institutions that deal with copyright legislation.

The MFE Group in Spain uses the Intellectual Property Management Protocol to prevent copyright infringement and ensure regulatory compliance. Intellectual property management is entrusted to the Legal Assistance Department, with the support of specific company divisions, and is based on an Integrated Risk Management System compliant with the COSO II model.

ES-2_MDR-A | Actions and resources related to material sustainability issues

CONTENT CREATION AND DISSEMINATION

The MFE group periodically carries out surveys in order to recognise the presence and diffusion of editorial products that can raise public awareness on social, environmental and governance issues.

In Italy, the functions in charge of television, radio and digital product marketing ensure the collection of relevant content related to ESG issues and guarantee its communication to the corporate functions responsible for managing the product database, which provides for the tagging of titles with a view to a subsequent summary of the results.

COPYRIGHT

The reporting activity already undertaken since 2014 in accordance with AGCOM ruling 680/13/cons “Regulation on protecting copyright within electronic communication networks”, for shutting down pirate websites who transmit cinema and TV series content to which we hold the usage rights, has continued.

The MFE Group followed the preparatory work for EU Directive 2019/790 on copyright and related rights in the digital single market and its transposition into the Italian legal system closely. Legislative Decree no. 177 of 8 November 2021 made some amendments to the Copyright Law, including the following:

Disputes with the main OTT platforms (YouTube, Dailymotion, Meta, TikTok and Vimeo) ended with the signing of advantageous agreements on content protection, under which each party of them has made available its own tool for removal (so-called “take down”) and also permanent protection through the “stay down” tool. With the successful collaboration of the Content Protection structure, MFE has implemented automatic controls on the platforms/social networks, intercepting the contents that escape the tools. so as to eliminate them and, in the event of a repeat offence, obtain the suspension of the originating account.

MFE has taken up the challenges posed by technological development and artificial intelligence, moving forward as follows:

-	copyright protection, with the right to opt-out of contents, as provided for by Article 4 of Directive (EU) 2019/790 and therefore specifically withholding consent to use the implementation of AI systems; this is done by adding functional wording to the credits of programmes and on websites, to protect the contents from the use of AI (the use of automated blocks is currently being implemented);

-	privacy, participating at Confindustria Radio TV in the investigations launched by the Authority for the protection of personal data regarding web scraping: observations were regarding the parallelism between the copyright opt-out and the opt-in typical of privacy legislation.

The initiatives promoted by the Group on the topic of Deepfakes have been significant; advanced AI-based techniques that use deep learning algorithms to create synthetic multimedia content by superimposing authentic content with new, ad hoc content that reproduces the original voices and images of the subjects involved. In light of the numerous reports and risks associated with the phenomenon, urgent civil appeals have been filed against the platforms deemed responsible in order to obtain the removal of the illegal content still online, as well as specific orders issued by the judicial authority to hold the platforms accountable. Furthermore, several criminal complaints have been filed which have given rise to related proceedings (currently pending, under investigation) as well as referrals to the competent administrative authorities.

In the MFE Group in Spain, the creation and dissemination of content is regulated by Editorial Committees that establish editorial guidelines, monitor programming and ensure compliance with audiovisual communication regulations.

For the information sector, rigorous controls are foreseen on the truthfulness of the sources and on the intellectual property of the contents.

Furthermore, Grupo Audiovisual Mediaset España protects the rights of authors, artists and collaborators through specific agreements.

ES-2_MDR-M | Metrics related to material sustainability issues

CONTENT CREATION AND DISSEMINATION

Metrics related to this topic are shown in the EU Taxonomy chapter within the Minimum Safeguards section, as they contribute to outlining for the near future the activities aligned with the MFE Group’s taxonomy.

COPYRIGHT

There were no incidents, sanctions or recalls related to intellectual property in 2024.

ES-2_MDR-T | Tracking effectiveness of policies and actions through targets

CONTENT CREATION AND DISSEMINATION

Currently, about the previously mentioned actions, no specific targets regarding investments in audiovisual products and the composition of the programme schedule that have specific environmental and social issues as their object have been defined.

COPYRIGHT

Currently, the company has not defined any target regarding copyright.

ADDITIONAL INFORMATION

TECHNOLOGICAL INNOVATION AND DEVELOPMENT

The Technology Transformation business unit, which reports to the Group’s Technology Department, aims to identify and promote opportunities to implement new technologies within the company and ensure cross-area governance of technological innovation projects. To achieve these goals, the Technology Transformation unit acts in cooperation with the Group’s other departments (Strategic Marketing, AdTech, Business Digital, Operations) and identifies working priorities according to business needs.

In 2024, the organisational unit focused its activities on:

–	Adopting artificial intelligence solutions to pursue business process efficiencies

–	Trialling DVB-I

Moreover, the following activities were continued from previous years:

–	Creating prototypes or proof of concept for the development and validation of emerging technologies useful for the development of core business or for the innovation of the Group’s organisational processes.

–	Participating in defining technical specifications and commercial requirements with international television standardisation bodies. DVB Project[12]; EBU[13]; SMPTE[14].

–	Having a presence within domestic and international associations for draft and publishing technical specifications for TV receivers: HDFI[15]; CRTV[16]; FAME[17].

–	Participating in regulatory and EU round tables for the development of digital television in Italy and Europe.

–	Providing technological support for training, information-gathering and dissemination concerning the company’s primary trends in technological innovation.

–	Researching the technological context of the media world with the aim of outlining development scenarios with national and international research observatories.

Projects and Experiments in 2024

AI trials

In 2024, ADVisor – an AI tool developed by the Group in-house – was trialled in the production area.

This tool detects all ad break opportunities within a production (scene changes, black screen, silences) and flags them to editors so that they can choose the best time to insert a break.

This tool has enabled a redrawing of the acquisition process for digital archive content.

ADVisor was also a winner at the NAB Product of the Year Awards in April 2024.

[12]	DVB Project: Digital Video Broadcasting Project

[13]	EBU: European Broadcasting Union, specifically 5G-Media Action Group (5G-MAG)

[14]	SMPTE: Society of Motion Picture & Television Engineers

[15]	HDFI: HD Forum Italia

[16]	CRTV: Confindustria Radio Televisione

[17]	FAME: Forum on Advanced Media in Europe

Completion of PoC-2 of the DVB-I standard18and initiation of a trial scheme with the Italian general public:

After the validation and testing of the DVB-I standard was completed with the development of a technological proof of concept (PoC) in July 2022, and in light of the positive results obtained for all tested used cases, it became necessary to trial the functional requirements and the trialled use cases with actual end users through actual DVB-I services deployable on TV receivers that would be brought to market

To this end, a market trial was launched during the 3rd quarter of 2023 to field test the entire end-to-end supply chain of this emerging IP network-based linear TV distribution platform.

While the National DVB-I Market Trial aims to field test the use cases developed by Mediaset since 2020 and fine-tuned in PoC 1, there is also an understanding that the research and trial phase must continue with a set of new use cases developed according to emerging business needs, especially in terms of integrated Targeting Advertisement services for DTT and DVB-I as well as other developments to enhance quality of service (QoS) and user experience (Ux), which are necessary for the proper development of the new platform. It is with this in mind that the field trial has been accompanied by a new lab-developed PoC 2 with the aim of optimising the evolutionary phase of the National Trial between 2024 and 2025.

During 2023, the results obtained by Mediaset in PoC 1 were presented and discussed at multiple international events together with other project partners. The DVB-I pilot used in Mediaset’s National Trial and containing all developments from PoC 1 appeared at various international trade fairs and sectoral events including: IBC in Amsterdam (Sept 2023), HbbTV Symposium in Naples (Oct 2023), HDFI Innovation Day in Milan (Nov 23).

Mediaset’s DVB-I Trial was also presented and demonstrated to the Italian Communications Authority (AgCom) and national industry associations such as: Confindustria Radiotelevisione (CRTV).

Also in 2024, activities continued to technologically support and consolidate the DVB standard, as well as the HbbTV 2.0.4 standard, which was published in 2023.

The PoC and Mediaset’s DVB-I Trial actively contributed to the publication, in December 2023, of: UHD Book vol 2.1, an update to the National Technical Specification Volume for TV Receivers, published by HD Forum Italia in collaboration with Confindustria Radiotelevisione (CRTV). The publication brings together the results of DVB-I trials, which have led to upgrades in the IP2 specification (R5).

In 2024, the Group ran a Phase-2 PoC in DVB-I to test the new standard’s compatibility with Accessibility and Target Advertising functions.

[18]	DVB-I: Digital Video Broadcasting over IP network. This is the new IPTV standard.

CORPORATE GOVERNANCE REPORT

Introduction

MFE - MEDIAFOREUROPE N.V. (the “Company” or “MFE”), formerly Mediaset S.p.A., is a joint stock company under Dutch law (Naamloze Vennootschap) with two branch offices, one in Cologno Monzese (Milan), Italy, Viale Europa 46 and one in Spain, in Madrid, Carretera de Fuencarral a Alcobendas, 4.

The Company has its tax residency in Italy. It has been listed on Mercato Telematico Azionario since 1996, now Euronext Milan, managed by Borsa Italiana S.p.A., the company that organises and manages regulated Italian markets (the “Italian Stock Exchange”). As of 14 June 2023, MFE A ordinary shares are also listed on the Spanish stock exchanges in Barcelona, Bilbao, Madrid and Valencia, organised and managed by the respective market management companies (Sociedades Rectoras de las Bolsas de Valores).

Following the transfer of the registered office to the Netherlands (the “Transfer”) completed on 18 September 2021, the company elected the Netherlands as its home member state, for the purposes of Article 2(1) of the Transparency Directive (Directive 2004/109/EC), informing the market pursuant to Article 5:25a(3) of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

As a company based in the Netherlands, MFE is subject to the Dutch Corporate Governance Code (“DCGC”). On 20 December 2022, the Corporate Governance Code Monitoring Committee published the update of the 8 December 2016 version of the DCGC. The new code (available in an unofficial English translation at https://www.mccg.nl/publicaties/codes/2022/12/20/dutch-corporate-governance-code-2022) entered into force on 1 January 2023.

The purpose of the DCGC is to facilitate an effective and transparent system of controls and balancing in listed companies and, to this end, govern relations between management and control boards and shareholders (including the Shareholders’ Meeting).

The DCGC is intended for companies that have opted for a two-tier corporate governance structure, in which management and control of company operations are assigned to a management board and supervisory board respectively.

The DCGC also applies to companies that only have a Management Board (one-tier governance structure). In this case, the management board comprises executive directors and non-executive directors and the latter carries out controls on the management activities of the executive directors.

MFE-MEDIAFORUROPE N.V. Corporate bodies

Board of Directors

Nomination and composition

MFE opted for the one-tier governance system, with only a Management Board. Operations, carried out by Executive Directors, are controlled by Non-Executive Directors. With this system, there is no independent control body.

Pursuant to the Articles of Association, the Board of Directors comprises one or more Executive Directors and one or more Non-Executive Directors. The exact number of Directors, as well as the number of Executive and Non- Executive Directors, is decided by the Board of Directors in the Board Profile, which is published on the Company’s website. The majority of members of the Board of Directors must be Non-Executive Directors.

In accordance with the Articles of Association of the Company, the Directors are appointed by the General Shareholders’ Meeting. The appointment of each Director may not last for more than four years. The term of office may not run beyond the end of the first annual General Shareholders’ Meeting held in the fourth year following the appointment, unless the director steps down or is removed from office beforehand.

The Board of Directors has approved a Board Profile, defined by the Non-Executive Directors at the proposal of the Nomination and Remuneration Committee, which establishes the size, expertise, background, gender diversity targets and independence skills/qualities (without prejudice to those independence criteria already provided for by the Articles of Association and the Code) desired for the Board’s composition, which will also take into account the provisions of the Diversity and Inclusion Policy adopted by the Company. Both documents are available on the Company’s website.

The current Board of Directors consists of 15 Directors, elected by the General Shareholders’ Meeting on 19 June 2024. The term of office for each Director is for three years and will last up to the date of the General Shareholders’ Meeting that will approve the financial statements of the Company for the year ended 31 December 2026.

The Board confirmed Fedele Confalonieri as Chairman and Pier Silvio Berlusconi as Chief Executive Officer.

The Board also confirmed Marco Giordani as Chief Financial Officer and Emanuela Bianchi as Secretary of the Board of Directors.

The Board of Directors comprises the following persons:

Members, date of birth, nationality, gender	Offices	Date first appointed*	Date of appointment or reappointment**	End of office***

Fedele Confalonieri (06/08/1937), Italian, M	Chairman (Non-Executive Director)	16/12/1994	19/06/2024	31/12/2026

Pier Silvio Berlusconi (28/04/1969), Italian, M	Chief Executive Officer (Executive Director)	28/07/1995	19/06/2024	31/12/2026

Patrizia Arienti (07/06/1960), Italian, F	Non-Executive Director Member of the Audit and Sustainability Committee	19/06/2024	19/06/2024	31/12/2026

Stefania Bariatti (28/10/1956), Italian, F	Non-Executive Director Chair of the Nomination and Remuneration Committee	23/06/2021	19/06/2024	31/12/2026

Marina Berlusconi (10/08/1966), Italian, F	Non-Executive Director	28/07/1995	19/06/2024	31/12/2026

Marina Brogi (15/07/1967), Italian, F	Non-Executive Director Member of the Audit and Sustainability Committee	27/06/2018	19/06/2024	31/12/2026

Consuelo Crespo Bofill (08/02/1953), Spanish, F	Non-Executive Director Member of the Nomination and Remuneration Committee	19/06/2024	19/06/2024	31/12/2026

Javier Díez De Polanco (21/08/1955), Spanish, M	Non-Executive Director Member of the Audit and Sustainability Committee	19/06/2024	19/06/2024	31/12/2026

Giulio Gallazzi (08/01/1964), Italian, M	Non-Executive Director Member of the Nomination and Remuneration Committee	27/06/2018	19/06/2024	31/12/2026

Marco Giordani (30/11/1961), Italian, M	Chief Financial Officer (Executive Director)	20/03/2001	19/06/2024	31/12/2026

Gina Nieri (02/12/1953), Italian, F	Executive Director	28/09/1998	19/06/2024	31/12/2026

Danilo Pellegrino (18/09/1957), Italian, M	Non-Executive Director	27/06/2018	19/06/2024	31/12/2026

Alessandra Piccinino (31/08/1962), Italian, F	Non-Executive Director Chair of the Audit and Sustainability Committee	29/04/2015****	19/06/2024	31/12/2026

Niccolò Querci (10/05/1961), Italian, M	Executive Director	22/04/2009	19/06/2024	31/12/2026

Stefano Sala (23/09/1962), Italian, M	Executive Director	29/04/2015	19/06/2024	31/12/2026

DIRECTORS ENDING THEIR TERM OF OFFICE DURING THE REPORTING YEAR

Raffaele Cappiello (17/09/1968), Italian, M	Non-Executive Director Member of the Audit Committee	27/06/2018	23/06/2021	31/12/2023

Costanza Esclapon de Villeneuve (28/09/1965), Italian, F	Non-Executive Director Chair of the Related Parties Transactions Committee	27/06/2018	23/06/2021	31/12/2023

Carlo Secchi (04/02/1944), Italian, M	Non-Executive Director Member of the Audit Committee Member of the Nomination and Remuneration Committee	20/04/2006	23/06/2021	31/12/2023

* The date of first appointment of each director means the date on which the director was first appointed (ever) to the Board of Directors of Mediaset S.p.A. On 18 September 2021, the Company transferred its registered office to the Netherlands and became a Dutch N.V. Then, on 25 November 2021, the Company changed its name to MFE-MEDIAFOREUROPE N.V.

** The current Board of Directors was appointed by the Shareholders’ Meeting of 19 June 2024.

*** Term on the Board will end on the date of the General Shareholders’ Meeting to approve the financial statements of the Company for the year ended 31 December 2026.

**** Director for the following terms: 2015-2017; 2021-2023; 2024-2026.

EXECUTIVE DIRECTORS

Curricula Vitae

•	Pier Silvio Berlusconi was born in Milan on 28 April 1969. He began his professional career in 1992 working for Publitalia in the marketing area, moving on to the Italia 1 television network. In November 1996, he became head of scheduling and programme coordination for Mediaset networks. In 1999, he was appointed Deputy General Manager of RTI content and since April 2000 he has been Chairman and CEO of RTI as well as Deputy Chairman of Mediaset. Since April 2015, he has also been CEO of Mediaset (now MFE-MEDIAFOREUROPE). Since February 2020, he has been Deputy Chairman and CEO of Mediaset Italia S.p.A. (now Mediaset S.p.A.). Since June 2020, he has been Chairman of Medusa Film S.p.A. Since June 2023, he has been Chairman of MFE Advertising S.p.A. In addition, he sits on the Boards of Directors of the following companies: Arnoldo Mondadori Editore S.p.A., Fininvest S.p.A. and Publitalia ’80 S.p.A.	•	Marco Giordani was born in Milan on 30 November 1961. He holds a degree in Business Management from Luigi Bocconi University, Milan. He has been Chief Financial Officer of the Mediaset Group (now MFE Group) since 2000. He is Chairman of RadioMediaset S.p.A. and Virgin Radio Italy S.p.A. He is also Chief Executive Officer of R.T.I., Director of MFE- MEDIAFOREUROPE N.V., Publitalia ’80 S.p.A., MFE Advertising S.p.A., Medusa Film S.p.A. and Mediaset S.p.A., as well as a member of the Executive Committee of MFE-MEDIAFOREUROPE N.V.. From 2014 to 2023, he was a member of the Board of Directors of Mediaset España Comunicación, SA and, following the completion of the merger of the latter into MFE- MEDIAFOREUROPE N.V., since May 2023 he has been a Board Member of Grupo Audiovisual Mediaset España Comunicación. From 1998 to 2000 he was a member of the Equity Interests Control division of IFIL S.p.A., and was then appointed to the Board; he is a member of the Executive Committee of LA RINASCENTE S.p.A., and Director of S.I.B. (Società Italiana Bricolage). In 1991 he became Finance Manager of the RINASCENTE Group and Chief Financial Officer in 1997.

Pier Silvio Berlusconi, CEO	Marco Giordani, CFO

•	Born in Lucca on 2 December 1953, she has two daughters. She holds a Degree in Political Sciences from Pisa University, and a specialisation in Journalism and Mass Communication from Luiss University, Rome. She has worked in commercial television since 1977, firstly as General Secretary of FIEL, the first association of “free” broadcasters. She then joined FRT – the Federation of Radio and Television Operators – as Director, remaining until 1990, when she joined the FININVEST GROUP as Manager for Relations with Trade Associations. She is currently Director of the Institutional, Legal and Strategic Analysis Division in the MEDIASET Group. Since April 2015, she has been a Director and member of the Executive Committee of MEDIASET S.p.A. (which on 18 September 2021, with the transfer of its headquarters to the Netherlands, became Mediaset N.V. and on 25 November 2021 took on the name of MFE-MEDIAFOREUROPE N.V.).In 2020, she was confirmed as Deputy Chairman of RTI. Since February 2020, she has been a member of the Board of Directors of MEDIASET S.p.A. (formerly MEDIASET ITALIA S.p.A.), the Italian holding company of the MFE- MEDIAFOREUROPE N.V. Group. In April 2020, she was confirmed as a member of the Board of Directors of PUBLITALIA’80 S.p.A. In June 2024, she was confirmed as a member of the Board of Directors and of the Executive Committee of MFE-MEDIAFOREUROPE N.V.. From 2018 to 2023, she was a member of the Board of Directors of Mediaset España Comunicación, SA and, following the completion of the merger of the latter into MFE- MEDIAFOREUROPE N.V., since May 2023 she has been a member of the Board of Directors of Grupo Audiovisual Mediaset España Comunicación, SAU. She has been a member of the BORSA ITALIANA Consultation Committee. She is on the General Council of CONFINDUSTRIA and ASSOLOMBARDA. She is on the Chairman’s Committee of the Master’s in Marketing, Digital Communication and Sales Management of PUBLITALIA. Since 2019, she has been Deputy Chairman of CERRE, (Centre on Regulation in Europe). She is a Board Member of Class CNBC S.p.A.. From 2000 to 2005, she was a member of the Board of Directors of ALBACOM S.p.A with a Mediaset share. She participates in work groups at the European Commission, on matters concerning protection of minors, also on the internet, pluralism of the media, management of the radio spectrum, copyright and regulation of the European digital services market. On 27 December 2012 she was awarded the title “Commendatore dell’Ordine al Merito della Repubblica Italiana” (Commander of the Order of Merit of the Italian Republic).	•	Born in Florence on 10 May 1961. He graduated in 1986 in Law from the University of Siena and in 1988 with a Master’s Degree in Business Communication. He is Executive Director of MFE-MEDIAFOREUROPE N.V. and a member of the related Executive Committee, as well as a Member of the Board of Directors of Mediaset S.p.A.. From 2018 to 2023, he was a member of the Board of Directors of Mediaset España Comunicaciòn, SA and, following the completion of the merger of the latter into MFE- MEDIAFOREUROPE N.V., since May 2023 he has been a member of the Board of Directors of Grupo Audiovisual Mediaset España Comunicaciòn. Since 2003, he has been Deputy Chairman and Managing Director of R.T.I. S.p.A. for Human Resources and since 2007, Deputy Chairman of Publitalia ’80 S.p.A.. From 2006 to 2010, he was Chairman of the company Media Shopping S.p.A.. Within the Group, he holds the position of Central Director of Human Resources, Operations, Technology and Procurement, after having progressively broadened the scope of his responsibilities from the position of Central Director of Personnel and Organisation. Previously, he was Director of Artistic Resources, Production, Entertainment and Sports and, until 2008, Head of Diversified and New Business for the Group. From 1992 to 1999, he was Assistant and Chief Secretary to Silvio Berlusconi with various organisational duties over the years. From 1989 to 1992 he was Key Account Manager and assistant Chairman and Chief Executive Officer of Publitalia ’80, after working as Account Executive at P.T.Needham.	•	Stefano Sala was born in Milan on 23 September 1962. He is married and has three children. He holds a degree in business management from “Luigi Bocconi” University in Milan. Executive Director of MFE-MEDIAFOREUROPE N.V. (since April 2015) and member of the Executive Committee, Chairman and Chief Executive Officer of Publitalia ’80 S.p.A. since April 2023 (formerly Chief Executive Officer since April 2014 and Commercial Managing Director from December 2012 to March 2013), Executive Chairman of Publiespana S.A.U.(since January 2023), Chairman of Publieurope Ltd (since 1 September 2021 and formerly Chief Executive Officer of Publieurope Ltd since April 2017), Chairman of Digitalia ’08 S.r.l. (since February 2023, formerly Chairman and Chief Executive Officer since February 2022 and formerly Chief Executive Officer since December 2012), Chairman of Mediamond S.p.A. (since June 2020 and formerly Deputy Chairman since February 2015), Chief Executive Officer of MFE Advertising S.p.A. (since June 2023); Executive Director of Mediaset S.p.A. (since February 2020) and member of the Executive Committee, Executive Director of RTI S.p.A. (since April 2017), Executive Director of RadioMediaset S.p.A. (since June 2016), Chairman of Adtech Ventures S.p.A. (since February 2023), Chairman of Dr Podcast Audio Factory Limited (since July 2023), Chairman of Videowall S.r.l. (since August 2019), Executive Director of Grupo Audiovisual Mediaset España Comunicación, S.A.U. (since June 2023) and Executive Director of Auditel (since May 2020). “Guido Carli” award in 2021, “Golden Lion Career” award in 2023 and “Gold Medal Ambrogino d’Oro” award in 2024. From January 2009 to November 2012 he held the position of Chairman and Chief Executive Officer of GroupM Italy. Between March 2006 and December 2008 he was Chairman and Chief Executive Officer of Mediaedge: Cia Italy and Executive Vice President of Groupm Italy. From January 2004 to February 2006, he was Chairman and Chief Executive Officer of Mindshare Italy; earlier, from May 2001 to December 2003, he was Managing Director of Media Insight/Mindshare Italy. From April 1999 to April 2001 he was Managing Director of CIA Italy. From April 1995 to March 1999 he was Commercial Director in Cairo Pubblicità. From March 1991 to March 1995, he worked in Telepiù Pubblicità as Sales Manager and previously Sales Executive.

Gina Nieri	Niccolo’ Querci	Stefano Sala

NON-EXECUTIVE DIRECTORS

•	Born in Milan on 6 August 1937. He graduated in Law at the State University of Milan. He is a member of the Advisory Board of Confindustria and Assolombarda. He is Chairman of MFE-MEDIAFOREUROPE N.V. and Mediaset S.p.A.. He is Chairman of the Veneranda Fabbrica del Duomo di Milano and member of the General Council of Confindustria Radio Televisioni. From 2014 to 2023, he was a member of the Board of Directors of Mediaset España Comunicación, SA and, following the completion of the merger of the latter into MFE- MEDIAFOREUROPE N.V., since May 2023 he has been a Board Member of Grupo Audiovisual Mediaset España Comunicación, SAU.	•	Marina Berlusconi was born in Milan on 10 August 1966. She joined the company at a very young age and has always been deeply interested and involved in the management and development of the Group’s economic and financial strategies. In July 1996, she took the position of Deputy Chair of Fininvest S.p.A., which she held until October 2005, when she was appointed Chair of the holding. Since February 2003 she has been the Chair of Arnoldo Mondadori Editore S.p.A..	•	Danilo Pellegrino was born in Milan on 18 September 1957, and studied Business Management at Cattolica University, Milan. In 1975, he joined Magneti Marelli S.p.A., a Fiat Group company where he held various positions in the Administration and Control Area. He joined the Fininvest Group in 1988. He is currently CEO of Fininvest S.p.A. and holds the following positions in the Group’s companies: He is Chairman of Alba Servizi Aerotrasporti S.p.A. and of ISIM S.p.A., Deputy Chairman of Teatro Manzoni S.p.A., Milan, and Director of A.C. Monza S.p.A.. He is a member of the Board of Directors of Arnoldo Mondadori Editore S.p.A

Fedele Confalonieri	Marina Berlusconi	Danilo Pellegrino

INDEPENDENT NON-EXECUTIVE DIRECTORS

•	Born on 7 June 1960 in Milan, she graduated with a degree in Business from «Università Cattolica del Sacro Cuore» in Milan. She has been an Audit Partner for multinational and listed groups, mainly in Media, Retail, Fashion as well as Manufacturing. She joined Deloitte & Touche network in 1985, where she developed her career in the area of auditing exercising control activities at some of the most important Italian and foreign Groups. She was appointed Partner in 1995, in 2003 she was appointed as Deloitte Network Talent Leader and became the Head of Lombardy Area for auditing services. From 2009 to 2015 she was a Member of the Executive Committee of Deloitte & Touche S.p.A. and in 2011 she was appointed as Director of Deloitte & Touche S.p.A. In 2015 became Chairman of Deloitte & Touche S.p.A. Board of Directors. In 2017 she became the DCM Consumer Industry Leader and she has been appointed as a member of the North South Europe Consumer Industry leadership team. In 2015 she was appointed as Statutory Auditor of Yoox, now Yoox Net-A- Porter Group S.p.A. (listed on Milan Stock Exchange until 2018) and in 2020 became Chairman of the Board of Statutory Auditors, position she still holds. Since 2017, she has been Statutory Auditor of Hermès Italie S.p.A. and Statutory Auditor of Louisiane S.p.A. and since 2021 she has been Statutory Auditor of Amplifon S.p.A. Since January 2022 she has been Chairman of the Board of Statutory Auditors of Unikeris Ltd (Chiesi Group). Since April 2022 she has been Independent Director of Sogefi S.p.A., Chairman of the Control, Risks and Sustainability Committee, as well as Chairman of the Related Party Transactions Committee. Since April 2024 became Statutory Auditor of Prada S.p.A. Since June 2024 she has been Independent Director of MFE-MEDIAFOREUROPE N.V. and member of the Audit and Sustainability Committee. During her career, she has been responsible for IPOs - Initial Public Offerings – both in Italy and abroad. She was in charge of implementation projects for legislation n. 231 and n. 262, and of the audit ex Sarbanes Oxley of listed companies in the US.	•	Stefania Bariatti was born in Milan on 28 October 1956. She is full professor of international law at the Faculty of Law, Milan University, a member of the Governing Council of UNIDROIT, International Organisation for the Unification of Private Law, and a member of the Board and Chair of the Antitrust Technical Committee of the Italian Banking Association, ABI. She has been a board member of universities and non-profit foundations and a board member of listed companies since 2013. She is currently a member of the Board of Directors and of board committees of Inwit S.p.A. and BNL S.p.A.. She has represented Italy at the European Union and the Hague Conference on Private International Law and has assisted the European Parliament and European Commission on drafting legislation in the sector of judicial cooperation in civil law matters. Since 2011, she has been part of the Group of experts of the European Commission on insolvency law. She is co-director and on the editorial staff and scientific committee of various Italian and international scientific journals, a member of numerous Italian and international associations and research centres and is the author of over 150 published works. She is a member of the Milan Bar Association.	•	After graduating in Political Economy at Bocconi University in 1988 with Professor Tancredi Bianchi, she completed her studies at the London Business School. She is a full professor of the Economics of Financial Intermediaries at the Faculty of Economics, La Sapienza University, Rome, where she was vice president between 2011 and 2017 and currently lectures in International Banking and Capital Markets and Bank Corporate Governance. She is Chair of the Technical and Scientific Committee of the Italian Association of Financial Industry Risk Managers (AIFIRM). She is a member of the CFA Institute Systemic Risk Council and of Consob’s Market Operators and Investors Committee. From 2014 to 2016 she was in the Securities and Markets Stakeholder Group of ESMA and since 2023 in the Advisory Working Group on Investor Trends and Research of the ESMA Risk Committee. She has been a member of the Scientific Committee of the Confindustria Research Centre. She was called upon as an expert by the Ministry of the Interior and in hearings at the 11th Senate Labour Commission and the 6th Finance Commission of the Chamber of Deputies. Since 2008, she has been a member of the management and supervisory Boards of listed and non-listed companies and financial intermediaries.

Patrizia Arienti	Stefania Bariatti	Marina Brogi

INDEPENDENT NON-EXECUTIVE DIRECTORS

•	Born in Barcelona on 8 February 1953, she studied Biological Sciences at the «Universidad De Barcelona» and holds a Master’s degree in “International Cooperation, Peace and Development in the framework of the United Nations” from the University of the Basque Country. She is married and has four children. From 1993 to 2005, she was President of UNICEF País Vasco and from 2005 to 2014 she was President of UNICEF España. From 2001 to 2017, she was a Member of the Advisory Board of the University of Deusto. From 2008 to 2014, she was a Member of the Board of Directors and Member of the Sustainability Committee of ACCIONA, from 2009 to 2019, she was a Member of the Board of Directors and Member of several Committees of TUBACEX, from 2017 to 2023, she was a Member of the Board of Directors and Member of several Committees of Mediaset España Comunicación and from 2023 to 2024, she was a Member of the Board of Directors of Grupo Audiovisual Mediaset España Comunicación. Currently, she is a Member of the Board of Directors of MFE- MEDIAFOREUROPE N.V. (since 2024), Member of the Advisory Board of SHIP2B Ventures (Impact Investing) since 2019 and Member of the Advisory Board of Deusto Business School (since 2014). Currently, she also holds several offices such as: Advisory Board Member of Codespa Foundation and Alejandro Echevarria Foundation (since 2020), Advisory Board Member of TUBACEX Foundation (since 2016), Founder and Vice President of Circulo Orellana Association (since 2015), Advisory Board Member of Boscana Foundation (since 2015). From 2014 to 2022, she was a Member of the Advisory board of Intermon Oxfam. Furthermore, from 2016 to 2024, she was a Member of the Advisory Board and juror of the Princesa De Girona Organisation, from 2007 to 2011, a Member of the Jury for the International Cooperation award Premios Principe De Asturias and from 2003 to 2016, she was a Member of several juries for Corporate Social Responsibility Awards. She was included in the “SPAIN´S TOP 100 directors on corporate reputation” of the MERCO report (2010-2014) and was also Gold master of the Spanish institution “Forum de Alta Direccion” and Professor for the master´s degree of International Cooperation from Universidad de Barcelona, Universidad del País Vasco and Universidad Complutense de Madrid.	•	Born in Madrid on 21 August 1955, he is a lawyer with a degree in Law from Complutense University Madrid. From 1984 to 1988, he was General Manager of Editorial Santillana in Argentina and Chile. From 1988 to 1999, he was General Manager Grupo of Prisa an Newspaper El Pais. He was Chief Executive Officer of Union Radio - Cadena SER (from 1990 to 1998) and of Sogecable (from 1999 to 2009), during the Launch to Stock Market of the pay-TV platform Canal+ and the launch of Canal 4, Commercial TV. He was a member of the Board of Directors of Prisa (from 1996 to 2010), Willis Towers Watson Iberia (from 2010 to 2018), Mediaset España Comunicación S.A. (from 2017 to 2023) and Grupo Audiovisual Mediaset España Comunicación (from 2023 to 2024). Currently, he is Member of the Board of Directors and Chairman of the Audit and Compliance Commission of Iberdrola Mexico (from 2011 to 2024), Member of the Board of Directors of MFE-MEDIAFOREUROPE N.V. (since 2024), of Trópical Hoteles, S.L (since 2017) and of Timón, S.L families Office (since 1988).

Consuelo Crespo Bofill	Javier Díez De Polanco

•	Born in Bologna on January 8, 1964, he graduated in Business Administration in 1987, obtained an M.B.A. from SDA Bocconi in Milan in 1990 and was subsequently a Visiting Scholar at Harvard Business School. He is the founder and current Chairman and C.E.O. of SRI Group, an international holding company that controls thirteen operating companies linked by strong strategic business interdependencies, with headquarters in London and operating offices in Milan and Rome, as well as many collaborations (Joint Ventures) established in 15 countries globally. The Group is now an important reference for European SMEs that place international development at the heart of their strategies. SRI Group operates on the topics of Business Development Advisory, Corporate Finance, International Business Management, Corporate and Governance Restructuring. Since 2012, the Group has also been carrying out proprietary activities of Private Equity investments in the Banking- Insurance, Fintech, Digital Life Sciences and Industrial High Technology, acquiring considerable skills in managing the transition from Traditional Economics to Digital Economy, both in International Finance and in Industry. The SRI Group is the main shareholder of Banca del Fucino where Giulio Gallazzi also sits on the Board of Directors. Giulio Gallazzi is member of the Board of Directors of MFE-MEDIAFOREUROPE N.V.. He has been in his experience a member of the Board of some companies listed in Italy and in the U.E., including: Ansaldo STS Hitachi, a world leader world leader in signaling technologies for rail and underground transportation; ASTM S.p.A., one of the main holding companies operating in the motorway management (second largest operator in the world) and large infrastructure engineering sectors; TIM, a leading group in Italy and Brazil in the ICT/TMT sectors; Danieli & C., a world leader in the steel sector. He was a member of the Board of Directors of the Banca Carige Group, 2016-2018 where, following a governance crisis, he was appointed, by indication of supervisory bodies, Chairman of the Board of Directors to lead the bank until a new Shareholders’ Meeting. He published numerous works and articles on the topics of business development and sustainable finance. In youth he had an important sporting career: he was European Champion of American Football with the Italian National Team in 1987, of which he also held the role of captain, and was Italian Champion in 1986 with the Warriors of Bologna. In 1988, he was voted MVP of the championship.	•	Born in Naples on 31 August 1962, she graduated with honours in Economics from the University of Naples and completed her studies with a Master in European Advanced Studies at the College of Europe, Bruges, Belgium. She worked for over twenty years for the American Group Dow Chemical, holding various positions in finance and administration with responsibility for several countries (1987-2010). She was CFO of Axitea, an Italian leader in security, held by an English private equity firm (2011-2013). She has been Financial Advisor for Fintech and Insurtech companies, angel investor and member of Italian Angel for Growth (IAG), a network of business angels. She was consultant for FIA (the International Automobile Federation) in 2018. She was Chief Financial and Operating Officer at Moleskine, a leading lifestyle brand with a global presence, and part of the D’Ieteren Group, Belgium (2019-2021). Chief Financial Officer of Lifestyle DESIGN, a federation of brands with a worldwide presence in the design and luxury furniture sector, including Poltrona Frau and Cassina, all controlled by the Haworth Group, USA (2021-22).Since 2012, she has served on the Boards of listed and unlisted companies: Ansaldo STS SpA (2015-16), Mediaset SpA (2015-18), American School of Milan (2012-2020) of which she was also President, Italgas Reti SpA (2017-23), independent non-executive director of Pierrel SpA (2018-2024), a supplier of services to the pharmaceutical industry; from 2016 to date she has been member of the Board of Italian Angel for Growth; she has been non-executive independent director (from June 2021 to date), Chairman of the Audit Committee and member of the Related Parties Transactions Committee (from June 2021 to June 2024) and Chairman of the Audit and Sustainability Committee (from June 2024) of MFE – MEDIAFOREUROPE N.V..

Giulio Gallazzi	Alessandra Piccinino

On 17 February 2025, the Non-Executive Directors verified that no changes had occurred with respect to the independence status already declared at the time of candidature and assessed by the Nomination and Remuneration Committee during the nomination process conducted on the basis of the declarations provided by the Non-Executive Directors Patrizia Arienti, Stefania Bariatti, Marina Brogi, Consuelo Crespo Bofill, Javier Díez De Polanco, Giulio Gallazzi and Alessandra Piccinino, thus confirming their continued existence pursuant to provisions 2.1.7 and 2.1.8 of the DCGC, as stated in the Non-Executive Directors’ Report.

The composition of the Board of Directors complies with legal provisions and the Diversity and Inclusion Policy, approved by the Board of Directors on 14 February 2024. In particular, as regards gender quotas, the Directors of the least represented gender number seven, out of a total of fifteen Directors, and number six out of a total of ten Non-Executive Directors. As regards the best practices established in the DCGC on the composition of the Board of Directors, reference is made to the section on compliance with the DCGC. For further information, please refer to the “Diversity and Inclusion Policy” section of this document.

Role of the Board of Directors

The Board of Directors is assigned the management of the Company. The Executive Directors are charged with the day-to-day management of the Company’s affairs and, inter alia, the creation of long-term sustainable value by involving the Non-Executive Directors in the formulation of strategy.

Non-Executive Directors shall monitor Executive Directors’ fulfilment of their duties, and the general performance of operations and related business.

The Board of Directors may delegate powers and duties to individual Directors or to Committees with at least two Directors as members.

During 2024, 12 Board meetings were held.

The Board of Directors resolved, among others, on the approval of the strategic, industrial and financial plans of the Company and its Group, periodically monitoring the adoption of these plans; the 2024 Guidelines of the Company and the Group and the level of risk appetite (Risk Appetite) related to them; the policy “External Audit Appointment and other professional services conferred on the auditing firm”; the Audit Plan for the year 2024, also assessing the suitability of the allocated resources; the Board Profile defined by the Non-Executive Directors; the Diversity and Inclusion Policy; the procedure and “key” assumptions to be incorporated in the plans for the purpose of impairment tests; the changes proposed by the Audit Committee (in office until 19 June 2024) regarding the mandate given to the Internal Auditing Department which became necessary following both certain updates related to the DCGC and the extension of the Internal Auditing Department’s area of responsibility to include Spanish subsidiaries, as well as the updating of international standards of professional internal auditing practice; the amendment of the criterion for determining the “Net earnings attributable to the Group” for the sole purpose of calculating the relative target under the 2021-2023 Medium-Long Term Incentive and Loyalty Plan; the Remuneration Report 2023; the proposal that the Shareholders’ Meeting renew the Board’s authorisation to repurchase treasury shares; the information document pursuant to Article 114-bis of the Consolidated Law on Finance and 2:135, § 5, of the Dutch Civil Code, and the proposed medium- and long-term incentive and loyalty plan 2024 - 2026 included therein; the Interim Financial Report as at 31 March 2024; its terms of reference and guidance on the maximum number of directorships or auditorships; the establishment of an Executive Committee, an Audit and Sustainability Committee, and a Nomination and Remuneration Committee, establishing their respective compositions and laying down their respective terms of reference; the allocation of specific funds to the Audit and Sustainability Committee and the Nomination and Remuneration Committee; the assignment of the title of Chief Executive Officer and the CEO mandate; the assignment of the office of Chairman and the office of Chief Financial Officer, as well as the confirmation of the powers delegated to them; the confirmation of the office of Secretary of the Board of Directors; the adoption of the Group’s General Principles on Health and Safety and appointing the person responsible for all health and safety matters, including overseeing the implementation of the Group’s health and safety system; the appointment of delegated Data Controllers for the processing of personal data with reference to specific macro-areas; the confirmation of the members of the Whistleblowing Committee; the start of the implementation of the Medium-Long-Term Incentive and Loyalty Plan 2024 -2026 for the financial year 2024, by approving its terms and conditions, implementing it for the financial year 2024 and identifying potential participants; the approval of the Half Year Financial Report as at 30 June 2024; the adoption of the new Group Code of Ethics; approved the Interim Financial Report as at 30 September 2024.

In particular, it should be noted that the Non-Executive Directors alone, having shared the results of the analyses and activities conducted by the Audit Committee, approved the terms and conditions of the assignment in relation to the statutory audit of the accounts for the financial years 2026-2035 (inclusive) to the Independent Auditors Ernst & Young Accountants LLP, subsequently appointed at the Shareholders’ Meeting of 19 June 2024.

As in previous years, the Board of Directors was not managed or coordinated by a majority shareholder.

Table indicating directors attending meetings

Director	Board of Directors*	Executive Committee	Audit and Sustainability Committee ***	Nomination and Remuneration Committee ****
Fedele Confalonieri	12/12
Pier Silvio Berlusconi	12/12
Arienti Patrizia**	4/4		4/4**
Stefania Bariatti	12/12			9/9
Marina Berlusconi	6/12
Marina Brogi	12/12		3/4**
Crespo Bofill Consuelo**	4/4			4/4**
Díez de Polanco Javier **	4/4		4/4**
Giulio Gallazzi	12/12			2/4**
Marco Giordani	12/12
Gina Nieri	12/12
Danilo Pellegrino	12/12
Alessandra Piccinino	12/12		12/12
Niccolo’ Querci	12/12
Stefano Sala	12/12

* 12 Board meetings were held in the financial year 2024. Prior to the appointment of the current Board of Directors by the Shareholders’ Meeting held on 19 June 2024, 8 Board meetings were held. Below is the attendance rate of directors from the previous Board composition: Cappiello Raffaele (8/8), Esclapon de Villeneuve Costanza (5/8), Secchi Carlo (7/8).

** Attendance calculated on meetings held after appointment as a Director.
*** Prior to the establishment of the Audit and Sustainability Committee by the newly appointed Board, the Audit Committee, in its previous composition, met eight times. Below is the attendance list of its members: Alessandra Piccinino, Chair (8/8), Raffaele Cappiello (8/8) and Carlo Secchi (8/8).

**** Prior to its renewal, the Nomination and Remuneration Committee, in its previous composition, met five times. Below is the attendance list of its members: Stefania Bariatti, Chair (5/5), Marina Brogi (5/5) and Carlo Secchi (5/5).

With the approval of the Annual Shareholders’ Meeting of 19 June 2024 of the Annual Report for the year 2023, the Environmental Social and Governance Committee and the Related Parties Transactions Committee came to an end. The responsibilities of both committees were taken over by the Audit and Sustainability Committee.

The Environmental Social and Governance Committee met twice and was composed of the following Directors, all of whom attended both meetings: Marina Brogi (Chair), Stefania Bariatti, Giulio Gallazzi.

The Related Parties Transactions Committee on one occasion passed two resolutions in writing and was composed of the following Directors: Costanza Esclapon de Villeneuve (Chair), Marina Brogi and Alessandra Piccinino.

In addition, the Board of Directors passed a number of resolutions in writing concerning, inter alia, the allocation of rights for the 2024 financial year under the 2024-2026 Medium-Long-Term Incentive and Loyalty Plan; certification of the fulfilment of the conditions set forth in the terms and conditions of the Medium-Long Term Incentive and Loyalty Plan in force for the years 2021/2023 for the rights granted in 2021 and with respect to the performance targets and the existence of the employment relationship; the issuance of MFE A shares in execution of the authorisation granted by the Ordinary Shareholders’ Meeting of 19 June 2024, to service MFE’s medium- to long-term incentive and loyalty plan for the period 2021-2023.

Furthermore, the Non-Executive Directors alone, with the favourable opinion of the Audit and Sustainability Committee, passed a resolution in writing to appoint Deloitte Accountants B.V. as Sustainability Auditor for the financial year 2024.

Chairman

The General Shareholders’ Meeting of 19 June 2024 appointed Fedele Confalonieri as Non-Executive Director. On the same date, pursuant to Article 15.1 of the Articles of Association in force, the Board of Directors appointed Fedele Confalonieri Chairman of the Board of Directors. In this position, Mr. Confalonieri is authorised to represent the Company, to chair meetings of the Board of Directors and General Shareholders’ Meeting; he has the casting voting in Board Decisions and ensures that activities of Committees are coordinated with those of the Board.

Chief Executive Officer

The General Shareholders’ Meeting of 19 June 2024 appointed Pier Silvio Berlusconi as Executive Director. On the same date, the Board of Directors appointed Pier Silvio Berlusconi as Chief Executive Officer with the powers, inter alia, of ordinary and extraordinary administration within the maximum value limit of Euro 15,000,000.00 per individual transaction, with the exception of those falling within the exclusive competence of the Board of Directors and the Executive Committee.

Executive Committee

On 19 June 2024, the Board of Directors resolved to set up an Executive Committee and appointed its members: the Chief Executive Officer, Pier Silvio Berlusconi (Chairman), and the Executive Directors, Marco Giordani, Gina Nieri, Niccolo’ Querci and Stefano Sala, delegating to this Committee the powers, inter alia, to examine in advance investments and/or transactions of the subsidiary companies having a significant impact and that are not envisaged in the budget and amounting to less than Euro 65 million, with the exclusion of the subsidiaries of listed companies controlled by the Company that are not subject to management and coordination activities by the same.

Non-Executive Directors

The Non-Executive Directors have to supervise the fulfilment of duties by the Executive Directors, as well as the general management of the Company and its related business, and adopt a Diversity and Inclusion Policy for the Executive Directors and the Non-Executive Directors themselves, and prior approve the Diversity and Inclusion Policy for the Sub-top (managers of the Company belonging to all management categories) adopted by the Executive Directors. Moreover, Non-Executive Directors have the duties assigned to them by the Board of Directors or pursuant to the Articles of Association.

The Non-Executive Directors met, in the absence of the Executive Directors, on 3 February 2025 and on 17 February 2025 and, inter alia, carried out the evaluations referred to in Sections 2.2.6 and 2.2.7 of the DCGC and shared their Report pursuant to Section 5.1.5. of the DCGC.

Regulations of the Board of Directors

Pursuant to the Articles of Association, the Board shall draw up regulations governing its decision-making procedure.

On 19 June 2024, the Board of Directors approved the aforementioned regulations19 which, inter alia, regulates the rules for the periodic evaluation of the composition and functioning of the Board, the results of which will also be taken into account at the time of its renewal, the duties and responsibilities of the Executive and Non-Executive Directors, Board meetings and the conflict of interest of Directors. These regulations are complementary to the provisions concerning the Board and each Director contained in the applicable laws and regulations, as well as in the Articles of Association, the Board Profile and the Diversity and Inclusion Policy.

Diversity and Inclusion Policy

The Company’s Board of Directors, on 14 February 2024, adopted a Diversity and Inclusion Policy, revising the Diversity Policy previously in force in accordance with DCGC best practices.

The guidance and recommendations in the aforementioned Policy are functional to achieving the objective of having on the Board members that can ensure the role given to them is performed effectively. The Company believes this is only possible by taking action, both during the application and appointment stage, which involves various entities with different duties (internal committees, the Board, the Shareholders’ Meeting), and after the appointment, and therefore while board members perform their duties as part of the ongoing management of activities. To this end, the professional skills necessary to achieve this result must be clearly defined ex ante - revised over time if necessary - to take account of any new situations or changes to be addressed - and the selection of candidates for the position of Directors and their appointment must take into account these guidelines and recommendations.

The Board of Directors appreciates and promotes the principles of diversity and inclusion in the Board of Directors and also in the Company as a whole. Different expertise and backgrounds reflect the diversified nature of the environment in which the Company works, and its shareholders operate, improving effectiveness through a diverse approach and way of thinking, guiding innovation and accelerating growth.

The Board of Directors, assisted by the Nomination and Remuneration Committee, is responsible for monitoring the results of adopting the Diversity and Inclusion Policy and updates to it.

The Board of Directors supports and promotes an appropriate balance in gender diversity and other relevant aspects of diversity and inclusion in the composition of the Board of Directors and Sub-tops, a definition that identifies the Company’s managers belonging to all managerial categories.

The Nomination and Remuneration Committee initiated a process of analysing and aligning the Diversity Policy that the Company had adopted on 18 September 2021, operating in accordance with the inclusion principles set forth in the latest update of the DCGC, the DCC and the Dutch Diversity Act (Wet inzake evenwichtige man vrouwverhouding in de top van het bedrijfsleven) for the Executive and Non-Executive composition of the Board, applicable, also, to the Sub-tops, as defined above. This process was conducted and refined in 2024 by the Non-Executive Directors who, thus, defined the Diversity and Inclusion Policy adopted on 14 February 2024 and available on the company website.

19 The Board Regulations are available on the Company’s website.

This Policy considers the elements of a diverse composition in terms of gender (identity), race, ethnicity, skin colour, sexual orientation, physical abilities, religious beliefs, political opinions, national extraction or social origin, socio-economic background, experiences, qualifications, knowledge and abilities, and other forms of discrimination covered by EU regulation and national laws.

It is the Company’s goal that the diversity and inclusion factors recognised and described in the Policy are also reflected in the composition, as well as the Sub-tops, of the Board of Directors, in respect of which a board profile, published on the Company’s website, has also been defined in terms of its size and composition, also in support of the appointment of the new Board - currently in office - by the Shareholders’ Meeting of 19 June 2024.

The Nomination and Remuneration Committee, which, pursuant to Art. 2.2.5. of the DCGC, is responsible for defining the Board of Directors’ nomination process, then examined the nominations for the positions of executive and non-executive directors received for the three-year period 2024-2026, assessing their compliance with the Policy and Board Profile, as well as with the applicable regulations.

The Board of Directors currently consists of 15 members, 8 men and 7 women. There are five Executive Directors, four men and one woman, and ten Non-Executive Directors, four men and six women, meeting and exceeding the target set by the Policy - as explained below - of at least 50% of the Non-Executive Directors being women.

Compared to the previous year, the Board of Directors now consists of one more woman and one fewer man.

In fact, the following objectives have been established and introduced in the current Policy:

(i) if there are more than two Executive Directors, to achieve representation among the Executive Directors of at least 33.33% men and 33.33% women by the Board of Directors’ renewal in 2027;

(ii) among the Non-Executive Directors have a female representation of at least 50%;

(iii) to achieve representation within the Sub-tops of at least 33% men and at least 33% of women by 2027.

The Board of Directors, with the support of the Nomination and Remuneration Committee, will take into account all elements of diversity, including gender balance, set out in the Policy, as required by the DCGC and the DCC, whenever they have to identify candidates for Board membership.

On 1 January 2022, a Gender Diversity Act (Wet inzake evenwichtige man vrouwverhouding in de top van het bedrijfsleven) came into force in the Netherlands, pursuant to which the Company has to set “appropriate” and “ambitious” gender diversity targets for executive directors, non-executive directors and sub-tops, as well as draw up a plan for achieving these targets. In this context, “adequate” means that the targets set depend on the starting number of executive directors, non-executive directors and Sub-tops, as well as the gender diversity existing on the Board and among the Sub-tops. “Ambitious” means that the Company’s objectives should strive for a more balanced gender diversity than the current composition. Again, in compliance with this, the Company, as it falls under the definition of a “large company”, reports annually (within ten months after the end of the relevant financial year) to the Sociaal-Economische Raad -SER, inter alia, on the number of men and women among the executive directors, non-executive directors and among the Sub-tops. The Company’s Sub-top consists of 0 men and 2 women. This is the same composition as last year. This reporting is also recorded on a specific digital portal developed by SER (“SER Diversity Portal”). It is pointed out that the abovementioned objective under (iii) is referred to the MFE Group.

Board evaluation

The Board of Directors, in its non-executive and executive composition, promotes and carries out Board evaluation, considering it an effective tool of good governance that allows not only to assess the performance of the Board itself, its Committees and the contribution of individual Board members, but also to identify possible areas of improvement that may contribute to the creation of long-term value, the promotion of diversity and inclusiveness and an effective fulfilment of the Board’s mandate in the interest of the Company, its shareholders and its stakeholders.

For the findings of the evaluation under the DCGC referring to 2024 financial year, please refer to the Report of the Non-Executive Directors.

Board induction

The Company, also in order to favour an effective onboarding process for the new members of the Board of Directors and provide them with a greater knowledge of, among other things, the corporate culture, the corporate structure of the MFE Group, the information technologies at the service of Board information and specific business, corporate governance and Corporate Sustainability Reporting issues, organised four Induction sessions for Non-Executive Directors, in line with an already consolidated practice in the corporate sphere and taking into account the in-depth studies suggested by the outgoing Board of Directors. These meetings, which also involved the management and external consultants, specifically concerned the integration of the Group’s organisational structure following the cross-border merger by incorporation of Mediaset España Comunicación SA into MFE, the use (for the newly appointed Directors) of the new multilingual and interactive digital platform created to support Board information, which allows Directors to have at their disposal the documentation related to Board and Committee meetings, in compliance with the new IT security parameters identified by the Group IT department, the regulatory framework of reference for the Company with particular focus on the Corporate Sustainability Reporting Directive and its application.

Board committees

On 19 June 2024, the Board of Directors set up two board committees: the Audit and Sustainability Committee and the Nomination and Remuneration Committee.

On 28 September 2021, the Board of Directors set up four board committees: the Audit Committee, the Nomination and Remuneration Committee and, on a voluntary basis, the Environmental Social and Governance Committee and the Related Parties Transactions Committee. The mandate given to these Committees expired on 19 June 2024, with the approval by the General Shareholders’ Meeting of the Company’s financial statements as at 31 December 2023.

The functions and responsibilities of the Environmental Social and Governance Committee and the Related Parties Transactions Committee were assigned to the Audit and Sustainability Committee. For this reason, a larger number of members (4) was established compared to the previous Audit Committee.

Audit and Sustainability Committee

The Audit and Sustainability Committee, established by the Board of Directors on 19 June 2024, is composed of the Non-Executive and Independent Directors Alessandra Piccinino, Chairman, Patrizia Arienti, Marina Brogi and Javier Díez de Polanco and will remain in office until the Board of Directors’ meeting following the approval by the Shareholders’ Meeting of the Financial Statements for the year 2025.

The Board of Directors also approved the terms of reference20 of the Committees that establish its operation and duties.

In accordance with the provision 1.5.1 of the Code, the Committee undertakes preparatory works regarding the supervision of the integrity and quality of the Company’s financial and sustainability reporting and the effectiveness of the Company’s internal risk management and control systems, as referred to in provisions 1.2.1 to 1.2.3 of the Code. Among other things, it focuses on the oversight of the Board with respect to, in summary, cooperation with the following corporate functions: internal auditor and accountant, financing, ICT and ICT risks, and tax policy.

In particular, the Committee assists the Board of Directors by advising on the following matters:

Audit

(a) informs the Board of the outcome of the statutory audit, explaining how the statutory audit contributed to the integrity of financial reporting and what role the Committee played in that process;

(b) monitors the financial reporting process and makes proposals to ensure its integrity;

(c) monitors the effectiveness of the internal control system, the internal audit system, if any, and the risk management system with respect to the legal entity’s financial reporting;

(d) monitors the statutory audit of the annual and consolidated financial statements, in particular the conduct of the audit;

(e) assesses and monitors the independence of the external auditor or the audit firm, paying particular attention to the provision of ancillary services to the legal entity;

(f) establishes the procedure for the selection of the external auditor or audit firm and the appointment for the granting of the mandate to perform the statutory audit.

(g) reports to the Board on deliberations and findings, including:

i. how the effectiveness of the design and operation of internal risk management and control systems has been assessed;

ii. how the effectiveness of the internal and external audit process has been assessed;

iii. material financial and sustainability reporting considerations; and

iv. how material risks and uncertainties were analysed and discussed and what the Committee’s key findings are.

(h) reports annually to the Board on the performance of and developments in the relationship with the independent auditors.

20 The Terms of reference of the Audit and Sustainability Committee are available on the Company’s website.

(i) advising the Board with regard to the appointment, reappointment or dismissal of the external auditor and to conduct the selection process of the external auditor pursuant to the “External audit appointment and other professional appointments conferred on the auditing firm” Policy;

(j) make a proposal to the Board for the assignment of the external auditor to audit the financial statements;

(k) hold annual discussions with the external auditor on:

i. the scope and materiality of the audit plan and the main risks of annual reporting that the external auditor has identified in the audit plan; and

ii. partly on the basis of the underlying documents, the findings and results of the audit of the financial statements and the management letter;

(l) assesses whether and, if so, how, the external auditor is involved in the content and publication of financial statements other than financial statements.

(m) acts as a point of contact for the external auditor if he identifies or suspects wrongdoing or irregularities in the performance of his engagement, and for the internal audit function if he identifies or suspects material wrongdoing or irregularity in the performance of his engagement.

Environmental Social and Governance

The Committee also deals with the preliminary assessment concerning the supervision of the integrity and quality of the Company’s sustainability reporting.

The Committee shall provide the Board of Directors with strategic advice aimed at supporting the Board of Directors in designing the Company’s environmental, social and governance policies in accordance with the Company’s strategy. To that end, the Committee may bring specific environmental, social and governance goals to the attention of the Board of Directors. The decision to pursue these goals, or otherwise, and the relevant implementing programmes are remitted, respectively, to the Board of Directors and the management of the Company. The Committee periodically assesses and evaluates the achievement of the Company’s environmental, social and governance goals, as well as the implementation of relevant programmes. The relevant results are included in the Committee’s report to the Board of Directors.

Related Parties Transactions

The Committee is also appointed with the competences provided for by the Company’s “Related Parties Transactions Policy” (adopted on 28 September 2021, subsequently amended on 21 December 2021 and, lastly, on 22 November 2023).

The Committee shall report to the Board of Directors on its decisions and results. This report shall include at least the information indicated in provision 1.5.3 of the DCGC.

The report includes information on how the Audit and Sustainability Committee has discharged its functions during the financial year and provides information about the composition of the Audit and Sustainability Committee, the number of Audit and Sustainability Committee meetings held, and the main topics discussed.

The report also includes the following information:

(a) the methods used to assess the effectiveness of the design and operation of the internal risk management and control systems, as indicated in best practice provisions 1.2.1 - 1.2.3 of the DCGC;

(b) the methods used to assess the effectiveness of internal and external audit processes;

(c) significant observations on financial reporting; and

(d) the way in which material risks and uncertainties are discussed, according to the best practice provision 1.4.3 of the DCGC, together with a description of the most important results of the Audit and Sustainability Committee.

The Committee met twelve times during 2024 and carried out the following activities: took note of the 2023 plan of the independent auditors Deloitte; took note of and endorsed the report “Periodic monitoring of strategic risks of ERM activities” issued by the Group Risk & Financial Compliance Department; took note, without observations, of the “Summary of the June/December 2023 Reports” issued by the Internal Auditing Department; took note of the “Audit Plan 2023 - Final Report as at 31 December”, respectively for the Italian and Spanish areas, issued by the Internal Auditing Department; took note that, in view of the new company perimeter, Mr Angelo Iacobbi has been confirmed as Group Internal Auditing Manager, therefore, the Spanish area is also included in the mandate; took note of the information received in connection with the application of the Antitrust Compliance Programme; positively evaluated the proposal to adopt the Policy relating to the assignment of other tasks to the Independent Auditors; expressed a positive opinion, with reference to the self-assessment, on its composition and functioning by approving the related Report for 2023; noted that the Chairman attended a meeting with the independent auditors Deloitte on 22 January 2024, during which Deloitte reported on the quality of the interaction between the Committee and the relevant functions within the Group and on the activities carried out, with particular reference to the management’s management of risks and controls during the 2023 financial year; took note of and endorsed the Audit Plan 2024 issued by the Internal Auditing Department; positively assessed the process of defining the material topics of the Sustainability Report 2023 issued by the Group Risk & Financial Compliance Department; acknowledged receipt of the periodic Whistleblowing Report; shared, with reference to the commencement of support activities and methodological sharing relating to the plans prepared for impairment purposes, the approach used with regard to the methodology adopted and the various assumptions of the plans to support the valuations, as per the document “Annual Report 2023 - Commencement of preliminary activities - Impairment test: methodology, indicators” issued by the Group Risk & Financial Compliance Department; the Committee, with reference to the mandate of the current independent auditors expiring upon approval of the financial statements as of 31 December 2025, based on the provisions of European Regulation No. 537/2014 and applicable Dutch legislation, has i) decided to initiate the process of selecting the independent auditors for the 2026-2035 statutory audit engagement; ii) shared and conducted the Selection Procedure with the support of the Administration, Finance, Investor Relations, Business Development Department; iii) approved its own report including the recommendation to appoint EY Netherlands (Ernst & Young Accountants LLP - Amsterdam office) as statutory auditor for the financial years 2026-2035, presented to the Non-Executive Directors and submitted to the Shareholders’ Meeting held on 19 June 2024; positively evaluated the analyses and contents of the “Sustainability Report 2023” with reference to the sustainability issues that were material for the Group, taking into account the relevant activities and characteristics, and, overall, on the data and information collection process, issued by the Group Risk & Financial Compliance Department; took note of and endorsed the adequacy principles contained in the “Report on the Internal Control and Risk Management System as at 31 December 2023” issued by the Internal Auditing Department; confirmed its positive assessment and endorsed the findings of the annual assessment process and the risk framework facing the Group, contained in the document “Enterprise Risk Management” issued by the Group Risk & Financial Compliance Department; considered the implementation reported in the document “Consolidated Financial Statements 2023 Impairment Test - Process Update and Main Findings” consistent with the methodology already assessed in the previous meeting, issued by the Group Risk & Financial Compliance Department; approved the changes to the mandate given to the Internal Auditing function; positively assessed the outcome of the preliminary investigation relating to the approval of the Annual Report 2023 issued by the Group Risk & Financial Compliance Department; took note of the independent auditors’ report and the assignments given in 2023 by the subsidiaries to the independent auditors other than auditing; took note of the information provided in the report “MFE-MEDIAFOREUROPE, Financial Situation 2023” issued by the Finance Department; took note of the report “Status of corrective action plans agreed with management - update as at 31 December 2023” issued by the Internal Auditing Department; took note of the update provided through the report “Audit Plan 2024 - Final Report as at 31 March” issued by the Internal Auditing Department; positively evaluated the outcome of the “Inquiries relating to the assessments for the approval of the Interim Financial Report as at 31 March 2024” issued by the Group Risk & Financial Compliance Department; took note of the update provided through the “Audit Plan 2024 - Final Report as at 30 June” issued by the Internal Auditing Department; took note of the “Summary Reports January - June 2024” issued by the Internal Auditing Department; took note of the “Half Financial Report 2024” issued by the Group Risk & Financial Compliance Department; took note of the “Sustainability Report 2024 - Update and roadmap of the ongoing activities” issued by the Group Risk & Financial Compliance Department; shared the contents of the new “Group Code of Ethics”, the amendments to which were illustrated by the Legal Department; took note of the “Audit Plan 2024 - Final Report as at 30 September” issued by the Internal Auditing Department; positively assessed the outcome of the “Preliminary investigation concerning the assessments for the approval of the Interim Financial Report as at 30 September 2024” issued by the Group Risk & Financial Compliance Department.

The Committee promptly reported to the Board of Directors on the activities carried out.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee established by the Board of Directors on 19 June 2024 - combining the duties of the selection and nomination committee and the duties of the remuneration committee - is composed of the Non-Executive and Independent Directors Stefania Bariatti, Chairman, Consuelo Crespo Bofill and Giulio Gallazzi and will remain in office until the Board of Directors’ meeting following the approval by the Shareholders’ Meeting of the Financial Statements for the year 2025.

The Board of Directors also approved the terms of reference21 of the Committees, that establish its operation and duties.

As regards appointments, the Committee carries out preparatory activities to support the resolutions of the Board, reporting on the findings of analyses and on preparatory activities pursuant to Article 2.2.5. of the Code, including activities concerning the Diversity and Inclusion Policy and maximum number of positions held by directors. In addition, the Committee fulfils also the task to support the Board of Directors on its evaluation activities and its committees.

21 The Terms of reference of the Nomination and Remuneration Committee are available on the Company’s website.

The Committee fulfils the following tasks regarding remuneration:

o	submit a clear and understandable proposal to the Board of Directors concerning the remuneration to be pursued with regard to the Directors, in accordance with provision 3.1.1 of the Code. The Board of Directors should present the policy (which should include the matters referred to section 2:135a of the Dutch Civil Code - DCC) to the General Meeting, for adoption;

o	prepare the remuneration report pursuant to Art. 2:135b of the DCC and provision 3.4.1. of the Code;

o	periodically assesses the adequacy, overall cohesion and actual application of the Policy concerning individual Board Directors adopted by the Company and submits its proposals to the Board of Directors in this respect;

o	give a prior non-binding opinion on proposals relative to the compensation and on establishing performance goals related to the variable part of the compensation package of the Chief Executive Officer;

o	make proposals to the Board of Directors concerning the criteria, beneficiary categories, amounts, terms, conditions and procedures for share-based remuneration plans.

In the course of 2024, the Committee met nine times and, in addition, on one occasion took a resolution in writing.

On the subject of appointments, it specifically supported, in its composition in office until 19 June 2024, the Board of Directors in the activities and procedures for carrying out the annual evaluation of the Board itself, its Committees and individual Directors, with reference to the 2023 financial year, as well as expressed a positive opinion on the “Board of Directors’ appointment and shareholder pre-consultation procedure”, the draft “Board Profile” subsequently approved by the Board and the Diversity and Inclusion Policy subsequently adopted, monitoring the results deriving from its implementation; in its current composition, in office as of 19 June 2024, identified the external and independent advisor to support the Board of Directors in the activities and procedures for the annual evaluation of the Board itself, its Committees and individual Directors, with reference to 2024.

On the subject of Remuneration, the Committee, in its composition in office until 19 June 2024, expressed a positive opinion on the proposed revision of the CEO’s remuneration package (taking note of the results of the market analysis carried out on the CEO’s remuneration with the help of the consultancy firm Korn Ferry) and on the ESG targets assigned in the medium- and long-term incentive schemes; examined, with the support of legal opinions, the proposed valuation of a different accounting criterion for a specific equity investment of the Company, for the sole purpose of calculating the “Net earnings attributable to the Group” target set forth in the Medium-Long-Term Incentive and Loyalty Plan for the years 2021, 2022 and 2023, acknowledging, without any remarks, the aforesaid valuation; took note of the achievement of the performance targets set out in the medium/long-term Incentive and Loyalty Plan 2021-2023; made proposals to the Board of Directors on the Remuneration Policy and prepared the remuneration report pursuant to Art. 2:135b of the DCC and provision 3.4.1. of the Code; approved the explanatory document and the medium/long-term Incentive and Loyalty Plan for the years 2024-2026, as well as the proposal regarding the terms and conditions of the aforementioned plan, the objectives and the categories of recipients; in its current composition, in office since 19 June 2024, analysed and took note of the outcome of the Shareholders’ Meeting of 19 June 2024; took note, without observations, of the allocation of rights for the year 2024 under the Medium/Long-Term Incentive and Loyalty Plan (LTI) 2024/2026; expressed a non-binding prior opinion on proposals concerning the remuneration and setting of performance targets related to the variable component of the Chief Executive Officer.

The Committee promptly reported to the Board of Directors on the activities carried out.

Environmental Social and Governance Committee

The Environmental Social and Governance Committee, voluntarily established by the Board of Directors on 28 September 2021 and terminated on 19 June 2024, was composed of the Non-Executive and Independent Directors Marina Brogi, Chairman, Stefania Bariatti and Giulio Gallazzi. On 19 June 2024, the Board of Directors assigned the functions and competences of the Environmental Social and Governance Committee to the Audit and Sustainability Committee.

On 28 September 2021, the Board of Directors approved the Terms of reference of the Committee, which established its functioning and competences. The Environmental Social and Governance Committee gave the Board of Directors initial advice to help the Company draw up its environmental, social and governance policies in compliance with its strategy. For this purpose, the Environmental Social and Governance Committee could bring specific environmental, social and governance objectives to the attention of the Board of Directors. The decision to pursue these objectives, or otherwise, and the related implementing programmes were brought to the attention of the Board of Directors and the management of the Company. The monitoring and evaluation of the achievement of the Company’s environmental, social and governance objectives and the implementation of related programmes have been periodically assessed by the Audit Committee and the results are included in its report to the Board of Directors.

The Committee met twice during 2024 and carried out the following activities: took note of and shared the status of projects and proposed initiatives for 2024, sharing the objectives contained in the Sustainability Project, which outlines initiatives in the following areas:

o	Environmental: continuation of the reorganisation of work spaces, green car fleet with approval of the car policy for only electrified vehicles for 75% of the fleet, sustainable mobility, photovoltaics, extension of the Green Procurement project to a further 100 suppliers, “Green Audiovisual” certification for the productions Le Iene, Striscia la Notizia and Dritto e Rovescio, which is accompanied by a new project to extend the certification to other productions and production centres;

o	Social: training through webinars in the field of Diversity & Inclusion for all employees, Diversity & Inclusion course for all employees and vertical training initiatives for employees in the Human Resources, Welfare, Communication, Content Monitoring Departments - in particular, the project with the Politecnico di Milano, currently underway, to develop an Artificial Intelligence model to calculate the ESG impact of productions;

o	Governance: performance measurement, progress in finalising a Human Rights Policy and adoption of the Diversity and Inclusion Policy;

approved the Committee’s Activity Report including the Committee’s evaluation.

Related Parties Transactions Committee

The Related Parties Transactions Committee, which was formed, on a voluntary basis since it was not required by the laws and regulations in force in the Netherlands, by the Board of Directors on 28 September 2021 and ceased to exist on 19 June 2024, was composed of the Non-Executive and Independent Directors Costanza Esclapon de Villeneuve, Chairman, Marina Brogi and Alessandra Piccinino. On 19 June 2024, the Board of Directors assigned the functions and competences of the Related Parties Transactions Committee, as stipulated in the Committee’s terms of reference, to the Audit and Sustainability Committee.

On 28 September 2021, the Board of Directors approved the Policy on Related Party Transactions (subsequently amended on 21 December 2021 and, most recently, on 22 November 2023) and the Committee Terms of reference (subsequently amended on 21 December 2021 and, most recently, on 25 January 2024), which established the functioning and the following responsibilities of the Committee:

1. The Related Parties Transactions Committee periodically evaluates the Company’s Related Parties Transactions Policy and submits its proposals to amend the Policy to the Board of Directors;

2. if a transaction qualifies as a Material Related Party Transaction which is not conducted within the Company’s ordinary business or under normal market conditions, without – however – being classed as a (presumed) Excluded Operation, the Related Parties Transactions Committee must give its non-binding opinion to the Board of Directors before the transaction is carried out

Where:

Material Related Party Transaction means a transaction that:

(a) concerns inside information within the meaning of Article 7(1) of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse; and

(b) is concluded between the Company and:

1)          a Related Party;

2)          one or more shareholders and/or certificate of deposit holders representing, individually or jointly, at least 10% of the shares and/or certificates of deposits in share capital issued by the Company; or

3)          a Board Director.

During 2024, the Committee on one occasion made two written resolutions: approved the Committee’s 2023 Activity Report, including the evaluation of the Committee itself, as well as the amendment of its Terms of reference, the updating of which had become necessary in light of the Board of Directors’ approval of the new Related Parties Transactions Policy.

The Committee promptly reported to the Board of Directors on its activities during the reporting period.

Group Internal Auditing Function

The Company has established the Internal Auditing Department of MFE Group which, under the supervision of the Non-Executive Directors, assesses the design and operation of Group’s internal risk management and control system. The activities carried out by the Internal Auditing Function concern MFE and all companies that MFE directly or indirectly controls.

In order to ensure an adequate degree of independence of the internal audit activities, the Chief Audit Executive (hereinafter also referred to as CAE) reports functionally to the Board of Directors and hierarchically to the CEO of MFE.

The Internal Auditing Function assesses, both continuously and in relation to specific needs, the design and operation of Group’s internal risk management and control system, through an Audit Plan, reviewed by the Audit and Sustainability Committee and approved by the Board of Directors of MFE, based on a structured process of analysis and prioritisation of the main corporate risks.

The Internal Auditing Function carries out:

o	assurance services, which consist of an objective examination of evidences, through analyses, evaluations, recommendations and qualified comments, in order to obtain an independent assessment of the internal control and risk management system;

o	advisory services, which consist of methodological support and assistance to the Management aimed at providing added value and improving governance, risk management and control processes.

Within the scope of its activities, the Internal Auditing Function has free and direct access to data, documentation, information and personnel useful for the proper performance of its duties. In addition, the Function reports directly and periodically to the Audit and Sustainability Committee and the external auditor.

In carrying out its activities, the Internal Auditing Function operates in compliance with the International Professional Practices Framework, issued by the Institute of Internal Auditors.

Adherence to the International Framework is evaluated and ensured through a “Quality Assurance and Improvement Program” which includes an evaluation of the Internal Auditing Function activities by qualified and independent external professionals, on a five-year basis.

During the reference period, the CAE prepared periodic reports containing information on the activities carried out reporting on them to the Board of Directors of MFE, also through the Audit and Sustainability Committee, and informing the external auditor accordingly.

Conflict of interests

A Director that has a conflict of interest or has an interest which appears to possibly give rise to a conflict of interests shall declare the nature and extent of the interest to other Directors and if, in relation to the matter concerned, the Director has a direct or indirect personal interest in conflict with the interests of the Company and its business, s/he may not take part in the resolution or decision-making process of the Board of Directors. If the conflict of interest involves all Directors, the Board of Directors may in any case take decisions.

During 2024, no transactions in conflict with Directors were reported.

Remuneration

Information on the remuneration of Directors and members of Board committees is provided in a specific report on remuneration, contained later in this document.

Disclosure pursuant to the Decree implementing Art. 10 of the EU Directive on Public Purchase Offers

Structure of share capital

Pursuant to the Dutch Decree Besluit artikel 10 overnamerichtlijn, the following information is provided:

a) the authorised share capital of MFE, the reduction of which - with the related amendment to the Articles of Association - is consequent to the execution of the grouping of the ordinary shares of category “A” and the ordinary shares of category “B” resolved upon by the Extraordinary Shareholders’ Meeting held on 7 June 2023 as well as its subsequent increase, charged to the available reserves, with the exclusion of the option right, is equal to Euro 166,845,974.46, divided into 418,311,121 ordinary MFE A shares (with a par value of Euro 0.06 each) and 236,245,512 ordinary MFE B shares (with a par value of Euro 0.60 each) and that all shares attribute the same equity rights, the same treatment and, except for the vote, equal administrative rights.

On 8 October 2024, 452,650 new MFE A ordinary shares were issued and admitted for trading to service the medium-long term incentive and loyalty plan 2021-2023 (with reference to the 2021 financial year) to be assigned to its beneficiaries.

Consequently, the share capital was increased from Euro 161,649,463.14 to Euro 161,676,622.14.

Therefore, the issued and subscribed share capital amounts to Euro 161,676,622.14 divided into a total of 568,400,761 shares, of which 332,155,249 ordinary MFE A shares (with a nominal value of Euro 0.06 each and which grant 1 voting right each) and 236,245,512 ordinary MFE B shares (with a nominal value of Euro 0.6 each and which grant 10 voting rights each) including - as at 31 December 2024 - 7,271,459 treasury MFE B shares (without voting rights).

The shares are listed on Euronext Milan. MFE A ordinary shares are also listed on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia.

		Percentage of share
	Number of shares	capital	Listing
MFE B Shares	236.245.512	41.56%	Euronext Milan
MFE A Shares	332.155.249	58.44%	Euronext Milan/Spanish Stock Exchange

As regards the rights and obligations connected with each category of share, in the case of the issue of shares, each shareholder shall have an option right in proportion to the overall nominal value of their shares. This right is not envisaged in the case of the issue of:

o	shares issued for non-cash contributions; or

o	shares issued for employees of the Company or a company of the group.

Each shareholder is authorised to attend, speak at, and to the extent permitted, exercise voting rights at the ordinary Shareholders’ Meeting, and be represented by written proxy. In this regard, reference is made to Article 34 of the Articles of Association.

For all information concerning the rights associated with each share category, reference is made to the Articles of Association and other information in the section in the “share capital structure”, both available on the Company’s website.

b)	All shares are registered. Share certificates are not issued. There are no restrictions on the transfer of shares.

c)	relevant shareholdings as at 31 December 2024 are set out below

	Number of -	Share capital per nominal amount
Shareholder	% MFE B + MFE A	% MFE B + MFE A	% MFE B	% MFE A
Fininvest S.p.A.	41.496%	48.654%	50.57%	35.04%
Simon Fiduciaria S.p.A.	15.945%	18.50%	19.18%	13.64%
Vivendi S.E.	3.833%	4.45%	4.61%	3.28%

d) Shares carrying special control rights have not been issued.

e) No share-based plan for employees has been set up, apart from medium-/long-term incentive and loyalty plans. Therefore, there is no specific procedure for employees to exercise voting rights.

f) All outstanding ordinary class MFE A and MFE B shares carry voting rights. Each ordinary class MFE A share carries the right to one vote and each ordinary class MFE B shares carries the right to ten votes.

The right to vote for treasury shares held by the Company is suspended pursuant to Dutch law and the Articles of Association.

g) On 22 July 2021, the global settlement agreement reached by the Company, Fininvest S.p.A. and Vivendi S.A. was concluded, ending their disputes, with the parties waiving all pending proceedings and lawsuits. In particular, Fininvest acquired 5.0% of the share capital of Mediaset (now MFE) held directly by Vivendi, at the price of Euro 2.70 per share (considering the coupon detachment and relative payment, on 19 July and 21 July 2021 respectively). As part of wider-ranging agreements, Vivendi committed to gradually selling on the market the entire share of 19.19% of the Company held by Simon Fiduciaria over a five-year period. Fininvest has the right to purchase any unsold shares in each 12-month period, at the annual price established.

On 18 November 2021, the Company, Fininvest and Vivendi agreed to amend some parts of agreements reached on 3 May 2021 and 22 July 2021, to take account of the two-tier share structure introduced (see the Press Release published on 18 November 2021 and available on the Company’s website). With reference to Vivendi’s commitment to sell the entire share currently held by Simon Fiduciaria in MFE on the market over a five-year period, current agreements establish that a fifth of ordinary class MFE A shares and ordinary class MFE B shares are sold each year (staring from 22 July 2021) at a minimum price of Euro 1.375 in year 1, Euro 1.40 in year 2, Euro 1.45 in year 3, Euro 1.5 in year 4 and Euro 1.55 in year 5 (unless Vivendi authorises the sale of these shares at a lower price); in any case, Vivendi will be entitled to sell its quota of ordinary class MFE A and/or ordinary class MFE B shares held through Simon Fiduciaria at any time, if their price reaches Euro 1.60. The above does not affect Fininvest’s right to purchase any unsold shares in each 12-month period, at the new annual price established.

h) The appointment, suspension and withdrawal from office of Board Members are governed by Article 14 of the Articles of Association. The amendment to the Articles of Association is governed by Article 37.

i) The powers of Board Directors are defined in the Articles of Association and in the Regulations of the Board. As regards, in particular, the possibility of shares being issued or repurchased, the Board may decide to issue shares if and to the extent that it has been authorised to do so by the ordinary shareholders’ meeting. This authorisation may be given on each occasion for a maximum of five years and may be extended on each occasion for the same maximum period of five years. The authorisation shall establish the number of shares which may be issued by resolution of the Board. The issue of shares is subject to the provisions in Articles 2:96 and 2:96a of the DCC.

The Shareholders’ Meeting held on 19 June 2024 authorised the Board of Directors to purchase a maximum number of the Company’s shares of up to 20% of the share capital (represented by category A and category B MFE shares) issued by MFE on the date of the relevant transactions, in order to, among other things, ensure the coverage of the remuneration plans set up by the Company, finance M&A transactions and allow the Board to carry out share buyback programmes (category A and/or category B) if deemed in the best interest of the Company and its shareholders.

The Shareholders’ Meeting also stipulated that the authorisation could be exercised for a period of 18 months from the date of the Shareholders’ Meeting and in any case until 19 December 2025 and replace the authorisation granted by the Shareholders’ Meeting of 7 June 2023.

The Shareholders’ Meeting held on 7 June 2023 resolved, inter alia, with a corresponding amendment to the Articles of Association, to carry out a stock split of both classes of shares - category A ordinary shares and category B ordinary shares - according to which:

(i)	each 5 ordinary MFE A shares were regrouped into 1 new ordinary MFE A share, with the nominal unit value of each new ordinary MFE A share being maintained at the pre-grouping amount, i.e. Euro 0.06; and

(ii)	each 5 ordinary MFE B shares were regrouped into 1 new ordinary MFE B share, with the unit nominal value of each new ordinary MFE B share being maintained at the pre-grouping amount, i.e. Euro 0.60, all, subject to the repurchase and cancellation of 4 ordinary MFE A shares and 4 ordinary MFE B shares and concurrently with the reduction of the share capital.

The aforementioned reverse stock split was executed on 23 October 2023.

j) The Company is not party to significant agreements that become effective, or end, in the event of a change in control of the company following a takeover bid.

k) The Company has not entered into any agreement with a Board Director or employee that envisages compensation in the event of resignation or dismissal without just cause, or in the event of resignation or dismissal or in any case the termination of employment as a result of a public purchase offer pursuant to Article 5:70 of the Dutch Financial Supervision Acts.

Shareholders’ meeting

The Ordinary Shareholders’ Meeting (the “Shareholders’ Meeting”) is held each year, at the latest in June. Further Shareholders’ Meetings shall be held whenever the Board deems it necessary, subject to the provisions of Articles 2:108a, 2:110, 2:111 and 2:112 of the DCC.

The purpose of the Shareholders’ Meeting is to discuss, among other things, the annual report, the adoption of the annual accounts, the allocation of profits (including the proposal for the distribution of dividends, governed by a specific Policy adopted by the Board on 17 May 2022), the discharge of Board members from liability for their management and supervision, and other proposals brought up for discussion by the Board of Directors.

Convening the Shareholders’ Meeting

The Shareholders’ Meeting is convened by the Board of Directors or the Chairman no later than forty-two days prior to the meeting. The agenda of the Shareholders’ Meeting is drawn up in compliance with applicable provisions of the DCC and the DCGC.

The shareholders and/or other entities entitled to take part in the Shareholders’ Meeting that, individually or jointly, meet the requirements in Article 2:114(a)(2) of the DCC, may request the Board to include points on the agenda of the Meeting as indicated in Article 30.5 of the Articles of Association.

All notices and announcements for Shareholders’ meetings and all other notices to shareholders and parties entitled to take part in Shareholders’ Meetings are provided in compliance with legal provisions and regulations applicable to the Company, also due to the listing of shares on relevant stock exchanges. The notice and documentation concerning items on the agenda are published, in accordance with law, on the Company’s website and according to other procedures established by applicable regulations.

Shareholders’ Meetings are held in Amsterdam (Netherlands) or at Haarlemmermeer (including Schiphol Airport – Netherlands), at the discretion of the parties convening the shareholders’ meeting. Shareholders’ Meetings may also, when and where possible under applicable law, be held electronically in the manner set forth in Art. 31 of the Articles of Association.

The notice convening the meeting includes the information required by law.

With specific reference to the Ordinary and Extraordinary Shareholders’ Meetings held during the year under review, the Company provided for participation in the Shareholders’ Meetings both physically and through the Agent, Computershare S.p.A.. At the Annual General Shareholders’ Meeting held on 19 June 2024, shareholders were also given the option of requesting an attendance card to follow - without the possibility of speaking - the meeting via audio/video cast.

Each shareholder entitled to participate in the Shareholders’ Meeting may be presented, through written proxy, in accordance with law. The notice convening the Shareholders’ Meeting must contain all the relevant information.

Shareholders’ Meetings are chaired by the Chairman of the Board of Directors or his replacement. However, the Board may also appoint another person to chair the Shareholders’ Meeting. If the chairmanship of the Shareholders’ Meeting is not established, the Shareholders’ Meeting shall elect a chairman, provided that, until such time as such election has taken place, the chairmanship shall be assumed by a member of the Board designated for this purpose by the directors present at the Shareholders’ Meeting.

Generally, all directors take part in Shareholders’ Meetings.

The independent auditors of the Company are authorised to take part in and speak at Shareholders Meetings.

During the Shareholders’ Meeting convened to approve the Financial Statements, the Board reports on activities carried out and on the reports comprising the annual financial report, made public beforehand in accordance with law and regulations, and also replies to requests for clarifications from shareholders.

All decisions of the Shareholders’ Meeting are passed by the absolute majority of votes cast at the Meeting, regardless of the share capital present or represented. In the case of equal votes, the proposed resolution will be rejected. Each ordinary class A share carries the right to one vote. Each ordinary class B shares carries the right to ten votes. The notice of the Shareholders’ Meeting indicates, among other things, how shareholders may exercise their rights even before the Shareholders’ Meeting. In determining how many votes are cast by shareholders, how many shareholders are present in person or represented, or to what extent the capital subscribed by the Company is represented, the shares for which votes cannot be cast in accordance with law, are not considered.

The Shareholders’ Meeting has all powers established by law and by the Articles of Association.

The Company Secretary will keep a list of parties attending each ordinary Shareholders’ Meeting. With reference to each participant or party represented entitled to vote, the list will consider the name, number of votes exercised and, if necessary, the name of their representative.

The minutes of the Shareholders’ Meeting are kept by or under the supervision of the Secretary of the Company and made available on the Company’s website no later than three months after the end of the Meeting. From the time when the minutes are published, shareholders have three months to suggest amendments or additions, after which the minutes will become final and will therefore be adopted.

Relations with Shareholders. Engagement Policy and Stakeholder Dialogue Policy

The financial communication programme in 2024, was implemented through events, including virtual ones, with investors from different countries. Audio-webcasting conference calls (available as podcasts on the Company’s website) on periodic economic and financial results were organised on a recurring basis, and the Company took part, through its representatives, in various sector conferences held through streaming. These activities integrated the daily interaction with the numerous investors who come into contact with the Company through the Investor Relations Team.

Economic and financial information (financial statements, interim reports and additional periodic financial information, presentations to the financial community and the trading performance of financial instruments issued by the Company) as well as information of interest to shareholders in general (press releases, the composition of company boards, minutes of shareholders’ meetings as well as documents and information on corporate governance, compliance, Health & Safety General Principles and whistleblowing) are available on the Company’s website. The Sustainability Report is also available on the same site.

In its meeting of 18 September 2021, the Board of Directors adopted the “Policy to manage engagement with shareholders in general”. To establish ongoing relations with shareholders based on an understanding of reciprocal roles, the Board appointed Marco Giordani, Chief Financial Officer of the Group, as Head of shareholder relations. For this purpose, the Chief Financial Officer is assisted by the following two departments that report directly to him:

o	Group Corporate Affairs Department, which monitors relations with Retail Investors and Institutional Bodies (AFM, Consob, Borsa Italiana, CNMV);

o	Investor Relations Department, which oversees relations with the Financial Community (Financial Analysts, Institutional Investors and Rating Agencies).

Contact information for the Group Corporate Affairs Department and the Investor Relations Department is available on the Company’s website.

On 22 December 2023, the Board of Directors adopted a “Stakeholder Dialogue Policy” through which the Company is committed to maintaining a meaningful dialogue with stakeholders, including investors, employees, creditors, business partners, community members and other interested parties in order to establish a framework for maintaining an open, transparent and inclusive Stakeholder Dialogue. This Policy is available on the Company’s website.

Culture and the MFE Group Code of Ethics

In September 2021, the Company, the holding company of the MFE Group, like its Italian- and Spanish-registered subsidiaries22, adopted its own “Code of Ethics”, in the belief that ethics in the conduct of business is a fundamental and necessary element for the success of the company.

22 The first draft of the Code of Ethics of Mediaset SpA and its Italian subsidiaries was approved in 2002; The first “Código Ético” of the Grupo Audiovisual Mediaset España Comunicación SAU was approved in 2011. These original versions were later supplemented/amended.

Following the progressive changes at corporate, organisational and business level that have characterised the growth of the MFE Group in recent years, also at international level, on 20 November 2024, the Company’s Board of Directors, having consulted the Audit and Sustainability Committee, approved the “Code of Ethics of the MFE Group”, replacing all previous ones, in order to reaffirm the principles and values on which the Group is based, as well as to enhance the social and environmental commitment it pursues, considered a real investment that the business world cannot avoid.

The observance of the principles and values expressed in the Code of Ethics is of fundamental importance for the smooth operation, the reliability of management and the image of the Company and the MFE Group, also in view of the role it plays in the audiovisual and advertising market at European level. In addition, the Code of Ethics is a founding component of the corporate compliance programmes, adopted in compliance with the applicable regulations in the legal systems of the countries to which they belong, based on the internal corporate regulations adopted from time to time23 , which are placed to oversee each individual corporate process, as well as the MFE Group’s overall internal control and risk management system.

The new “MFE Group Code of Ethics” is valid in all countries in which the Group operates24, taking due account of their diversity. The principles contained therein, in fact, constitute a common value basis for all the companies of the MFE Group and are binding for the members of the corporate governance and control bodies, employees, collaborators, suppliers and commercial partners, customers and, in general, for all those who work for/with the companies of the Group, regardless of the relationship, even temporary, that binds them to them.

The MFE Group shall disseminate and make known the contents of the Code of Ethics through appropriate information and awareness-raising activities so that the subjects to which it applies share, promote and respect the principles and values expressed therein. Specific training activities are also planned, not only on the Code of Ethics but also on locally adopted corporate compliance programmes25, defined taking into account the characteristics of the addressees concerned (such as, for example, roles, responsibilities, etc.) as well as the risk level of the area of activity in which they operate. The training plans take the form of classroom-based courses or the delivery of e-learning courses, depending on the cases and needs.

The new “Code of Ethics of the MFE Group” is published, with appropriate prominence, in Italian, Spanish and English, on the institutional website of the MFE Group (https://www.mfemediaforeurope.com/it/governance/codice-etico/) as well as on the corporate intranet of the companies of the Group, where present.

In order to protect the interests of the Company and, in general, of the MFE Group, the new “Code of Ethics of the MFE Group” provides for the application of sanctions against those who are responsible for violations of the provisions contained therein as well as of the internal company regulations adopted from time to time25.

Violations of the “Code of Ethics of the MFE Group” as well as any wrongdoing and/or irregularities (even suspicious ones) can be reported to the Whistleblowing Committee, appointed by the Board of Directors of MFE, through the appropriate internal channels set up by the Company in compliance with the current EU and national whistleblowing regulations, which ensure absolute confidentiality on the identity of the whistleblowers and guarantee them the utmost protection against retaliatory attitudes or any form of discrimination or penalisation26.

23 In the context of this section, internal company regulations are understood to mean the set of policies, procedures, operating instructions, manuals, etc. aimed at regulating company behaviour, activities and processes.

24 The Code of Ethics, approved by the Board of Directors of the Company as the holding company of the Group, in the exercise of its management and coordination activities, is effective for all companies belonging to the same from the date of its approval. The Group’s subsidiaries ensure the formal adoption, implementation and dissemination of the Code of Ethics, as a management tool and an effective element of corporate strategy and organisation.

25 Reference is made, for example, to compliance programmes referring, as far as companies under Italian law are concerned, to Legislative Decree of 8 June 2001, No 231, and, as regards companies under Spanish law, to Ley Orgánica 1/2015 of 30 March 2015 (which amended Ley Orgánica 5/2010 of 22 June 2020 and Ley Orgánica 10/1995 of 23 November 1995).

26 The whistleblowing system adopted by the Company is regulated in the following company procedures: i) MFE Group General Principles; (ii) MFE Whistleblowing Policy. In addition to these are the corporate procedures adopted by the subsidiaries at local level, in compliance with the regulations in force in the countries where they operate. Details and information on the use of the internal channels implemented by the Company and, in general, on company procedures for making reports can be found in the relevant section of the MFE Group’s corporate website, available at www.mfemediaforeurope.com/it/governance/compliance/.

The Whistleblowing Committee, in accordance with the corporate procedures adopted by MFE and its local subsidiaries, reports periodically to the Audit and Sustainability Committee and to the MFE Board of Directors on the whistleblowing reports received and their status.

Additional information concerning the MFE Group’s culture can be found in the MFE Sustainability Report 2024.

Inside information

The Procedure to Manage and Report Inside Information (the “Procedure”) was adopted pursuant to the Market Abuse Regulation (Regulation (EU) No 596/2014), in order to comply with laws and regulations, also at European level, applicable to insider trading. On 18 September 2021, the Board approved the update to the Procedure, in view of the Transfer of the Company, acknowledging, among others, that the competent authority for the purposes of delays in disclosing inside information is still the Supervisory Authority for the Italian market, CONSOB.

The Procedure governs the internal management of inside information concerning the Company and its subsidiaries, and its disclosure to the public, as well as the operation of the “Insider List”. The Inside Information Procedure is an essential element of the internal control and risk management system of MFE and is part of the rules and regulations adopted by it to prevent the commission of offences and crimes.

The Procedure applies, with binding effect, to directors, auditors, employees of MFE and its Subsidiaries as well as to external parties acting in the name and on behalf of the Company and its Subsidiaries and who, for any reason, have access to information concerning MFE and its subsidiaries.

The directors of the Company and in general all other recipients of the Procedure are required to keep documents and information acquired while carrying out their duties confidential, with particular reference to inside information. Notices to the authorities and public are issued according to the terms and procedures of applicable regulations, in compliance with the principle of fair disclosure and as required by the Procedure.

The Company has disseminated the Procedure to its own personnel and to those of its subsidiaries, also by means of publication on the company intranet and on the Company’s website (https://www.mfemediaforeurope.com/it/governance/corporate-regulations/), and has also continued to train the competent entities on the process of managing inside/relevant information.

Internal Dealing

The Internal Dealing Procedure was adopted pursuant to the Market Abuse Regulation (Regulation (EU) No 596/2014). On 18 September 2021, the Board approved the update to this procedure, amended on 1 March 2022, in view of the Transfer of the Company. Based on this Transfer, the competent authority which must receive disclosure on transactions in financial instruments with significant parties and persons closely related to them is the Supervisory Authority for the Dutch Market (AFM). The purpose of the Internal Dealing Procedure is to govern, on a mandatory basis, the performance, also through third parties, of transactions in financial instruments of the Company by significant persons and persons closely related to them, and related disclosure. The Internal Dealing Procedure is an essential element of the internal control and risk management system of MFE and is part of the rules and regulations adopted by the Company.

In particular, an “Internal Dealing Officer” was appointed from the Corporate Affairs Department of MFE, to prepare and update, among others, the insider list, send notices to significant parties of their identification, provide disclosure to the AFM on information received from significant parties and the resignations of any board member, systematically file documentation concerning the identification of significant parties and closely related persons sent to the AFM and monitor changes to internal dealing policies and regulations.

Lastly, in compliance with the Regulation on Market Abuse and the Internal Dealing Procedure, significant persons are prohibited from performing transactions within 30 calendar days from the announcement of the draft annual financial statements and interim financial report which the company publishes in accordance with law or on a voluntary basis (Black Out Periods).

Compliance with the Dutch Corporate Governance Code

Companies established in the Netherlands whose shares are listed on a regulated stock exchange or similar system are obliged under Dutch law to state in their annual reports whether or not they apply the provisions of the DCGC and, if they do not apply certain provisions, to explain why they have chosen to deviate from their application27.

The Company has a governance system comprising a single management board, the Board of Directors («one-tier Board»). Therefore, pursuant to and for the purposes of provisions in section 5 of the DCGC and relative Guidance, the principles that refer to members of the supervisory board are applicable to Non-Executive Directors, and the principles that refer to members of the management board are applicable to Executive Directors.

For the 2024 financial year, the Company declares it has essentially complied with the DCGC, providing the following explanations and considerations with reference to the following provisions:

Principles 2.1.7 (iii) and 2.1.8. of the DCGC: for each shareholder or group of connected shareholders, that directly or indirectly hold more than ten per cent of the company’s shares, there can be no more than one member of the supervisory board (Non-Executive Directors in the one-tier system) that is affiliated or represents them, as provided for in provision 2.1.8, sections vi. and vii. The Shareholders’ Meeting appointed two Non-Executive Directors, Marina Berlusconi and Danilo Pellegrino, directors of the controlling shareholder Fininvest S.p.A., as Chairman and CEO respectively.

The Company considers the Composition of the Board to be appropriate however, in that it is consistent with the historic composition of the Board and fully reflects the ownership structure, with a reference shareholder that holds the majority of the shares.

DCGC Principles 2.1.9 and 5.1.3 (independence of the Chairman): DCGC Principles 2.1.9 and 5.1.3 require the Chairman to be an independent director. The current Chairman, Fedele Confalonieri, is a Non-Executive Director, who does not qualify as independent. However, this appointment is considered appropriate because of its historic continuity and considering his exclusive experience and authority demonstrated in past years, also as regards all shareholders. In July 2018, as part of the agreement for the termination of the executive employment of Chairman Fedele Confalonieri, an exceptionally early “severance payment” was agreed to be paid in the event of termination or non-renewal of the Chairman in his current position. The Company does not consider this a deviation from the DCGC as DCGC Principle 3.2.3 applies only to Executive Directors.

Principle 2.2.2 of the DCGC (period of appointment and reappointment): some Non-Executive Directors have been Directors for more than eight years. The Company does not consider this to be a deviation from the DCGC, as these periods only apply from the time of the conversion of MFE into a Dutch N.V..

Principle 2.2.4 of the DCGC (succession plan): the Board of Directors does not consider it necessary at present to adopt a succession plan, given the stable shareholder structure capable of ensuring, if necessary, a rapid appointment process, and the consolidated expertise and managerial abilities of the directors and front line managers, capable of ensuring business continuity.

27 The text of the DCGC (English translation) can be found here: https://www.mccg.nl/documenten/2022/12/20/dutch-corporate-governance-code-2022

Principle 2.3.2 of the DCGC: if the supervisory board comprises more than four members, it shall appoint an audit committee, a remuneration committee and a selection and appointments committee from its members. The Company has combined the roles of the latter two committees, in a single committee called the Nomination and Remuneration Committee. Given its organisational structure, the Company believes that channelling expertise into a single committee facilitates the performance of the duties assigned to it.

Principle 2.3.6 (ii) of the DCGC (Deputy Chairman of the Board of Directors): pursuant to Article 15.2 of the Articles of Association of the Company, the Board of Directors may appoint one or more Non-Executive Directors as Vice-Chairman for a period to be determined by the Board. However, considering article 32 of the Articles of Association, the provisions of Regulations adopted by the Board of Directors – in particular with reference to art. 5 - and the duties assigned to the Secretary of the Board, the appointment of a Vice-Chairman has not been deemed necessary.

Principle 3.1.2 (vi) of the DCGC (Remuneration Policy): The medium-long-term incentive plans in force are plans divided into three three-year cycles that aim to ensure the growth of the company’s value by aligning the interests of management with those of shareholders and incentivising management to achieve sustainable results over time, retaining key resources and guaranteeing an adequate level of competitive remuneration. In order to achieve these goals, the plans require that the beneficiaries hold 20% of the shares for five years after grant, bringing the total vesting and holding period for this percentage of the shares to five years (i.e. a vesting period of 36 months and a lock-up period of 24 months), while for the remaining 80% of the shares the vesting period is 36 months.

Principle 3.4.1 (iv) of the DCGC (Remuneration Policy): The pay ratio is calculated by comparing the remuneration components of the Chief Executive Officer (fixed remuneration, variable remuneration, medium/long-term component paid during the year measured at fair value) with the average remuneration of employees (calculated by adding fixed remuneration, variable remuneration, medium/long-term component paid during the year measured at fair value). Whereas the DCGC requires all payroll costs to be included in calculating the average remuneration of employees, components of the pay roll costs that do not correspond to an equivalent component of the CEO’s remuneration have been left out. In this way, the remuneration figures are better comparable, in line with the objectives of the EU’s Shareholders Rights Directive.

Declaration of Conformity

The Board of Directors is responsible for preparing the annual report in accordance with Dutch law and the International Financial Reporting Standards issued by the International Accounting Standards Board and adopted by the European Union (EU-IFRS).

In accordance with Article 5:25, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge:

- the financial statements, as included in this report, give a true and fair view of the assets, liabilities, financial position and profit and loss account of the Company and its consolidated subsidiaries;

- the report of the Board of Directors gives a true and fair view of the situation at the balance sheet date and of the development in the financial year 2024 of the Company and its associates whose data have been included in the consolidated financial statements, together with a description of the material risks and uncertainties facing the Company.

16 April 2025

Board of Directors

Fedele Confalonieri Chairman	Pier Silvio Berlusconi Chief Executive Officer	Marco Giordani Executive Director and Chief Financial Officer

Patrizia Arienti Non-Executive Director	Stefania Bariatti Non-Executive Director	Marina Berlusconi Non-Executive Director	Marina Brogi Non-Executive Director

Consuelo Crespo Bofill Non-Executive Director	Javier Díez De Polanco Non-Executive Director	Giulio Gallazzi Non-Executive Director	Gina Nieri Executive Director

Danilo Pellegrino Non-Executive Director	Alessandra Piccinino Non-Executive Director	Niccolò Querci Executive Director	Stefano Sala Executive Director

Statement by the Board of Directors

The Internal Control and Risk Management System, an essential element of the Corporate Governance system of MFE and the Group to which it belongs (hereinafter also “MFE Group”), consists of the set of people, tools, organisational structures and corporate rules aimed at allowing the Group to be managed in a sound, correct and consistent manner with the corporate objectives, through an adequate process of measurement, management and monitoring of the main risks and the structuring of adequate information flows to ensure the circulation of information and coordination of the various players.

This system was developed and defined taking into consideration the guidelines of the Dutch Corporate Governance Code, the relevant “best practices” and the international frameworks “COSO - Internal Control” and “COSO - Enterprise Risk Management”, issued by the Committee of Sponsoring Organisations of the Treadway Commission and updated in 2013 and 2017 respectively.

The MFE Group’s Internal Control and Risk Management System consists of three “control levels”:

First level: entrusted to individual business units, which identify and assess risks and define specific mitigation actions to manage them, ensuring the proper execution of transactions/operations. These control activities are the primary responsibility of the operational management and are considered an integral part of every business process.

Second level: entrusted to specific corporate functions other than line/operational functions, which contribute to the definition of risk measurement methodologies, as well as to their identification, assessment and monitoring. In addition, they provide support to the first level of control in defining and implementing actions to mitigate key risks. These control functions monitor specific risks of compliance with applicable laws/regulations, transversal and sector-specific, and applicable both nationally and internationally, supporting management and top management in defining strategies to respond to these risk factors, in compliance with the decisions taken by the Governance bodies. Among the second level of control, the Group’s Risk & Financial Compliance function contributes to the periodic process of identifying, assessing and monitoring corporate risks, based on the application of the ERM (Enterprise Risk Management) methodology, which uses COSO ERM 2017 and manages the control system in relation to the financial reporting process of the company and the Group.

Third level: entrusted to the Internal Auditing Function, is aimed at assessing the adequacy of the design and effective functioning of the internal control system as a whole, including through the monitoring of line controls and second-level control activities.

MFE’s Internal Auditing function supports the Board of Directors in maintaining the effectiveness of controls by independently and objectively assessing the adequacy and effectiveness of the company’s internal control and risk management systems. The criteria set out in “Internal Control - Integrated Framework”, the Treadway Commission’s Committee of Sponsoring Organisations (COSO framework), are used by MFE’s internal audit function to analyse and make recommendations to the Board of Directors on the effectiveness of the Company’s internal control framework.

Based on the risk assessments performed, the Board of Directors, under the supervision of the Non-Executive Directors and the Audit Committee, is responsible for determining the overall internal audit activity and monitoring the integrity of MFE’s financial statements.

In addition, the Board of Directors is responsible for managing MFE’s business risk under the supervision of the Non-Executive Directors and the Audit Committee. By supervising and setting the framework, the Group Risk & Financial Compliance function ensures that the Group-wide risk profile is managed in line with MFE’s risk appetite and that stakeholder expectations are managed both under normal business conditions and under adverse conditions caused by unforeseen events. The Board of Directors is promptly informed of risks to the economic/statutory solvency, reputation and reliability of the Company’s financial reporting or operations.

In preparing the consolidated financial statements, the directors and management of MFE have adopted the going concern basis in the reasonable assumption that the Company is and will be able to continue its normal course of business for the foreseeable future.

Material facts, circumstances and risks relating to the consolidated financial position as at 31 December 2024 have been assessed in order to achieve the going concern assumption.

The main areas assessed were financial performance, capital adequacy, financial flexibility, liquidity and access to capital markets, along with factors and risks that may influence MFE’s future development, performance and financial position.

Commentary on these areas can be found in the Corporate Governance Report in the section “Disclosure of Key Risks and Uncertainties Facing the Group” of this Annual Financial Report.

Management concluded that the going concern basis is appropriate based on the Company’s financial performance, its continued ability to access capital markets, adequate solvency ratios, and the level of leverage and cash capital of the holding company.

MFE’s risk management and control systems provide reasonable assurance of the reliability of financial reporting and the proper preparation and presentation of MFE’s published financial statements. However, they cannot provide absolute certainty that a misstatement of MFE’s financial statements can be prevented or detected.

Based on the above, the Board of Directors of MFE affirms the following in relation to the risks for the financial reporting of the Company:

o	The report provides sufficient insight into any deficiencies in the effectiveness of internal risk management and control systems;

o	MFE’s risk management and control systems provide reasonable assurance that the Company’s financial reporting does not contain material misstatements;

o	Based on the current state of affairs, it is justified for financial reporting to be prepared on a going concern basis; and

o	The report indicates those material risks and uncertainties relevant to the Company’s going concern expectation for a period of twelve months after the report was prepared.

The statements in this section are not statements that comply with the requirements of Section 404 of the US Sarbanes-Oxley Act.

Based on the above and the assessment performed, the Board of Directors believes that, as at 31 December 2024, the Group’s and the Company’s internal control over financial reporting is effective and that:

- the paragraphs “Disclosure of Principal Risks and Uncertainties to which the Group is Exposed” included in the Board of Directors’ Report provide sufficient insight into any deficiencies in the effectiveness of internal risk management and control systems;

- internal risk management and control systems are designed to provide reasonable assurance that financial reporting does not contain material misstatements (see the section “Disclosure of Key Risks and Uncertainties Facing the Group” in the Board of Directors’ Report);

- on the basis of the current state of affairs, it is justified to prepare the financial reporting on the assumption that the Company is a going concern (see note “General Basis of Preparation and Accounting Principles for the Preparation of Financial Statements” in the Consolidated Financial Statements and the Company’s Financial Statements as at 31 December 2024); and

- the Board of Directors’ report outlines the material risks and uncertainties relevant to the Company’s expectation of continuity for a period of twelve months after the report was prepared (see the section “Disclosure of Key Risks and Uncertainties Facing the Group” of the Board of Directors’ report).

16 April 2025

Marco Giordani

Non-Executive Directors Report

This report has been prepared in accordance with paragraph 5.1.5. of the Dutch Corporate Governance Code (the “DCDC”).

MFE-MEDIAFOREUROPE N.V. (“MFE” or the “Company”) is subject to Dutch law and to the DCGC and has chosen to adopt the one-tier governance model, in which both Executive and Non-Executive Directors sit on the Board of Directors, with Non-Executive Directors accounting for the majority in accordance with the Articles of Association.

Non-Executive Directors

There are ten Non-Executive Directors on MFE’s Board of Directors.

Fedele Confalonieri (Chairman), Stefania Bariatti, Marina Berlusconi, Marina Brogi, Giulio Gallazzi, Danilo Pellegrino and Alessandra Piccinino were reappointed and Patrizia Arienti, Consuelo Crespo Bofill and Javier Díez de Polanco were appointed as Non-Executive Directors at the Shareholders’ Meeting of 19 June 2024.

In addition, there are five Executive Directors.

The Non-Executive Directors come from an international background and bring with them a diversity of experience, including in listed companies, with expertise in the geographical areas and industries in which the Company operates, as well as in fields such as management, finance, corporate governance and sustainability. The Non-Executive Directors also provide a diverse representation of genders and nationalities. The Company regularly delivers induction sessions to build on the Non-Executive Directors’ knowledge of the Company and its business, as well as organising refreshers on new legislation and regulations.

The remuneration paid to Non-Executive Directors is set in accordance with the Remuneration Policy approved by the Shareholders’ Meeting. More details are given in the Remuneration Policy, which can be found in the Annual Report 2023 (Executive Summary: Key elements of the Remuneration Policy for CEO, Executive Directors and Non- Executive Directors) approved at last year’s Shareholders’ Meeting.

The table below shows the main personal details of each of the Non-Executive Directors:

Name, age, gender, nationality	Main office	Date of first appointment*	Date of current appointment	End of office**
Fedele Confalonieri 87, M, Italian	Chairman	16/12/1994	19/06/2024	31/12/2026
Patrizia Arienti*** 64, F, Italian	Member of the Audit and Sustainability Committee	19/06/2024	19/06/2024	31/12/2026
Stefania Bariatti 68, F, Italian	Chair of the Nomination and Remuneration Committee	23/06/2021	19/06/2024	31/12/2026
Marina Berlusconi 58, F, Italian	Non-Executive Director	28/07/1995	19/06/2024	31/12/2026
Marina Brogi*** 57, F, Italian	Member of the Audit and Sustainability Committee	27/06/2018	19/06/2024	31/12/2026
Consuelo Crespo Bofill 72, F, Spanish	Member of the Nomination and Remuneration Committee	19/06/2024	19/06/2024	31/12/2026
Javier Díez de Polanco 69, M, Spanish	Member of the Audit and Sustainability Committee	19/06/2024	19/06/2024	31/12/2026
Giulio Gallazzi 61, M, Italian	Member of the Nomination and Remuneration Committee	27/06/2018	19/06/2024	31/12/2026
Danilo Pellegrino 67, M, Italian	Non-Executive Director	27/06/2018	19/06/2024	31/12/2026
Alessandra Piccinino*** 62, F, Italian	Chair of the Audit and Sustainability Committee	29/04/2015****	19/06/2024	31/12/2026

*The date of first appointment of each director means the date on which the director was first appointed (ever) to the Board of Directors of Mediaset S.p.A. On 18 September 2021, the Company transferred its registered office to the Netherlands and became a Dutch N.V. Then, on 25 November 2021, the Company changed its name to MFE-MEDIAFOREUROPE N.V.

***Term on the Board will end on the date of the General Shareholders’ Meeting to approve the financial statements of the Company for the year ended 31 December 2026.

*** With accounting and/or auditing expertise

**** Director for the following terms: 2015-2017; 2021-2023; 2024-2026.

More information on the professional background of each Non-Executive Director and their posts held can be found in the Corporate Governance Report in the section entitled “Role of the Board of Directors”.

In 2024, the attendance rate at meetings of the Non-Executive Directors was 85%. Absent directors nevertheless had full and early access to the information and documentation put forward for the meeting and were subsequently kept informed of the outcome of each meeting at the next meeting of the Board.

The attendance rate of Non-Executive Directors at Board meetings was 91.6% (meetings held in the term 2021- 2023) and 95% (meetings held after the Board’s reappointment at the Shareholders’ Meeting of 19 June 2024).

The attendance rate of Non-Executive Directors at Committee meetings was 94.44%.

The individual attendance is included in the Corporate Governance Report under “Table indicating directors attending meetings”.

Some Non-Executive Directors have been serving on the Board for more than eight years. However, the Company does not consider this a deviation from the DCGC, as the Company only became subject to the DCGC upon its transformation into a Dutch company. Since then, the Company has applied the calculations referred to in provision 2.2.2 of the DCGC.

Oversight

Pursuant to Article 16.4 of the Company’s Articles of Association, Non-Executive Directors must oversee the performance of duties by the Executive Directors and the management of the Company’s business and related affairs, and must discharge such other duties as may be assigned to them by the Articles of Association or the Board of Directors.

Each of the Non-Executive Directors attend the meetings of the Committees of which they are members, as established by the Board pursuant to the Articles of Association and in compliance with the applicable provisions of the DCGC. These Committees, which carry out consultative and support tasks as well as forwarding proposals to the Non-Executive Directors and the Board of Directors, are as follows: the Audit and Sustainability Committee and the Nomination and Remuneration Committee.

More information on the membership, duties, meetings, attendance and activities of the Board of Directors and of Committees can be found in the Corporate Governance Report in the sections entitled “Role of the Board of Directors” and “Board Committees”.

Non-Executive Directors, in their role as members of the Board of Directors, participate in Board resolutions designed to set the Company’s strategy, in which they assess the main risks associated with those strategies and monitor their implementation. Through their work on the Committees and their meetings with the Company’s management, Non-Executive Directors also oversee the definition, implementation and monitoring of the Company’s long-term value creation strategy and its associated risks, and the creation of a sustainable long-term value creation culture. They also oversee the Company’s policies and their implementation, focusing on the effectiveness of the risk management and internal control system and the integrity and quality of financial information, while also ensuring that they constantly receive a complete and adequate flow of information from the Executive Directors, the Audit and Sustainability Committee and the Company’s management to be able to perform their supervisory role.

The matters to be resolved by the Board of Directors are first examined in detail by the Non-Executive Directors at meetings attended by the relevant managers of the Company and, where necessary, by external consultants.

The supervisory activities of the Non-Executive Directors at these meetings, at the meetings of the Board of Directors and at the meetings of their Committees, include overseeing:

o	the periodic monitoring of strategic risks in accordance with the Enterprise Risk Management methodology;

o	the assessment of the materiality matrix for the Sustainability Report at 31 December 2023;

o	the preparatory steps enabling the Board to make evaluations and decisions relating to, among other things, the approval of the Annual Report and the preparation of the Sustainability Report at 31 December 2023;

o	the review of the Audit plan, the activities of the Internal Auditing function (including in terms of validating that the Company’s Internal Control and Risk Management System is functioning and adequate, pursuant also to the provisions of the DCGC), specific monitoring of cyber security risks and the update of the remit of the Group’s Internal Auditing Department (which, since the cross-border merger by incorporation of Mediaset España Comunicación, S.A. into MFE-MEDIAFOREUROPE N.V., starting from 2024 also includes the Spanish area);

o	the activities of the Whistleblowing Committee and the review of the periodical reporting about the whistleblowing system;

o	the review of the Compensation Policy and the Compensation Report, which is then proposed to the Board, to then be submitted to the Shareholders’ Meeting;

o	the Medium/Long–Term Incentive and Loyalty Plan (2024-2026) and the related explanatory document;

o	the adoption of a Diversity and Inclusion Policy and a policy regarding the external audit appointment and other professional appointments conferred on the auditing firm;

o	the transparency and conduct of the process for appointing Executive Directors and Non-Executive Directors (whose term was due to expire upon the approval of the Annual Report 2023 by the Shareholders’ Meeting) and of the shareholder pre-consultation process;

o	the review of the Board Profile prepared by the Company and of the Board Skills Matrix drafted to facilitate the assessment of the Board’s qualitative-quantitative membership;

o	the independence of Non-Executive Directors and the number of offices they hold;

o	the decision over the remit and establishment of an Executive Committee and other Board Committees following the new Board members taking office by resolution of the Shareholders’ Meeting of 19 June 2024, and the appointments to particular offices;

o	the application of the MFE Group’s Antitrust Compliance programme;

o	the Sustainability Plan and related Environmental Social and Governance initiatives launched by the Company for 2023, their integration into the business strategy and the performance review of the 2023 ESG goals to be discussed with a view to defining the elements to be included in the ESG scorecard for the Annual Incentive System;

o	the existence – never detected during the reference period – of any conflicts of interest or potential conflicts of interest that may exist with regard to a transaction that is of material importance for the Company and/or for the Director concerned;

o	the compliance of the Company’s reporting process with the Corporate Sustainability Reporting Directive (CSRD).

Furthermore, after the findings from the Audit Committee’s analyses and activities were shared, the Non-Executive Directors approved the terms and conditions of the external audit firm’s appointment in relation to the statutory audits for the years 2026-2035 (inclusive) and resolved – following the favourable opinion issued by the Audit and Sustainability Committee – that the appointment of Sustainability Auditor be conferred on Deloitte Accountants B.V. for the financial year 2024.

The Non-Executive Directors have constantly monitored the implementation and correct application of the Company’s policies, in line with the applicable best practices under the DCGC28.

More specifically, the Board of Directors adopted a Diversity and Inclusion Policy on 14 February 2024, for which refer to section below on the Diversity and Inclusion Policy; Targets.

The Non-Executive Directors met on 30 January (8 out of 10 directors were in attendance, with the excused absence of Non-Executive Directors Danilo Pellegrino and Marina Berlusconi) and 13 February 2024 (9 out of 10 directors were in attendance, with the excused absence of Non-Executive Director Marina Berlusconi).

Diversity and Inclusion Policy; Targets

The Board of Directors maintains and promotes a fair balance among the members of the Board of Directors and “Sub-Top” management (the Company’s managers belonging to all managerial categories) in terms of gender diversity and other key aspects of diversity and inclusion.

The Nomination and Remuneration Committee initiated a process to analyse and align the Diversity Policy adopted by the Company on 18 September 2021, operating in line with the inclusion principles set forth in the latest update of the DCGC, the DCC and the Dutch Diversity Act (Wet inzake evenwichtige man vrouwverhouding in de top van het bedrijfsleven), with respect to the membership of Executive and Non-Executive Directors on the Board and of Sub- Tops (as defined above). In 2024, this process was completed by the Non-Executive Directors by producing the Diversity and Inclusion Policy, which was adopted on 14 February 2024 and is available on the Company’s website.

This Policy considers which elements make for a diverse membership in terms of gender (identity), race, ethnicity, skin colour, sexual orientation, physical ability, religious beliefs, political opinions, national extraction or social origin, socio-economic background, experiences, qualifications, knowledge and abilities, and other forms of discrimination covered by EU regulation and national law.

The Company intends that the diversity and inclusion factors identified and described in the Policy should be also reflected, in addition to the Sub-Tops, in the membership of the Board of Directors. In this respect, a Board Profile was also produced and published on the Company’s website, describing the size and membership of the Board. This was also intended to guide the appointment of the new Board – now in office – at the Shareholders’ Meeting of 19 June 2024.

The Nomination and Remuneration Committee, which is responsible for defining the Board of Directors appointment process in accordance with Article 2.2.5 of the DCGC, therefore examined the applications received for the offices of executive directors and non-executive directors for the three-year term 2024-2026 and assessed whether the profiles complied with the Policy, the Board Profile and applicable law.

Currently, the Board of Directors is composed of 15 members, of whom eight men and seven women. There are five Executive Directors, of whom four men and one woman, and ten Non-Executive Directors, of whom four men and six women. This surpasses the Policy’s target (described below) of at least 50% Non-Executive Directors being women. Compared to the previous year, the Board of Directors now consists of one more woman and one fewer man.

28 Company policies such as the Diversity and Inclusion Policy, Dividend Policy, Engagement Policy, Stakeholder Dialogue Policy, Management and Disclosure of Inside Information Procedure, Internal Dealing Policy and Related Parties Transactions Policy are available on the Company’s website.

In this respect, the following objectives have been set and inserted in the Policy:

(i) if there are more than two Executive Directors, to achieve representation among the Executive Directors of at least 33.33% men and 33.33% women by the Board renewal in 2027;

(ii) to keep at least 50% of Non-Executive Directors women;

(iii) to achieve representation within Sub-top of at least 33% of men and at least 33% of women by 2027.

The Board of Directors, supported by the Nomination and Remuneration Committee, will take into account all diversity requirements set forth in the Policy, as required in the DCGC and DCC, including gender balance, when identifying new candidates to join the Board of Directors.

On 1 January 2022, a gender diversity legislation (Wet inzake evenwichtige man vrouwverhouding in de top van het bedrijfsleven) came into force in the Netherlands, which requires the Company to set “adequate” and “ambitious” gender diversity targets for Executive Directors, Non-Executive Directors and Sub-Top managers, and to draw up a plan to meet those targets. In this respect, “adequate” infers that the targets should be set based on the starting number of Executive Directors, Non-Executive Directors and Sub-Top managers, as well as the gender diversity currently existing on the Board and among Sub-Top management. “Ambitious” infers that the Company should target a better gender balance among its members than is currently the case. The Company qualifies as a “large company” under these rules. Therefore, in compliance with this legislation, it gives annual disclosure (no later than ten months after the close of the financial year) to the Sociaal-Economische Raad (SER) of, among other things, the number of men and women who are Executive Directors, Non-Executive Directors and Sub-Top managers. The Company’s Sub-top consists of 0 men and 2 women. This is the same composition as last year. This disclosure is also recorded on the SER’s bespoke web portal (“SER Diversity Portal”). It is pointed out that the abovementioned objective under (iii) is referred to the MFE Group.

Independence of Non-Executive Directors

A majority of Non-Executive Directors must meet the independence requirements set forth in the DCGC.

With seven of the Non-Executive Directors who were appointed at the last Shareholders’ Meeting having declared that they met the independence requirement during the candidature and assessment phase, assessed by the Nomination and Remuneration Committee during the appointment process conduct and based on the declarations made, at the meeting of 17 February 2025 the Non-Executive Directors confirmed there had been no change in that status and that they continued to meet the independence requirement. The Non-Executive Directors also note that two Non-Executive Directors, Marina Berlusconi and Danilo Pellegrino, are affiliated with a shareholder holding 10% or more of shares in the Company, rather than only one as provided for by the DCGC.

Therefore, the Company departed from the provisions of paragraph 2.1.7 of the DCGC in the case of those Non- Executive Directors. In accordance with the “comply or explain” principle established by the DCGC, the reasons for these choices have been explained in the section of the Corporate Governance Report entitled “Compliance with the Dutch Corporate Governance Code”.

That said, the majority of Non-Executive Directors are Independent Directors, as prescribed by paragraphs 2.1.7 and 2.1.8 of the DCGC, the provisions of which – it bears noting – only became applicable to the Company and computable from 18 September 2021 (on which date the Company moved its registered office to the Netherlands).

An overview of which Non-Executive Directors are considered independent and non-independent is provided in the Corporate Governance Report, under “Curricula Vitae”.

Evaluation by Non-Executive Directors

The Non-Executive Directors met in the absence of the Executive Directors on 3 February 2025 and then again on 17 February 2025. Ahead of those meetings, the Non-Executive Directors received a report from each of the Committees regarding their activities carried out in 2024.

The Non-Executive Directors conducted the process of evaluating the functioning, composition and size of the Board of Directors and the Committees, and of evaluating the Chairman of the Board of Directors and each of the Executive and Non-Executive Directors to evaluate, among other things, whether there is a good balance and mix of industry knowledge, education and training, financial expertise, work experience, management skills and diversity.

The Nomination and Remuneration Committee set forth the procedure for conducting this evaluation in compliance with the provisions of the DCGC, availing itself for this purpose of an independent external advisor (Eric Salmon & Partners, the “Advisor”), who structured the process as follows:

o	individual completion of questionnaires, drawn up with the support of the Corporate Affairs Department – this process was managed by the Advisor in a traceable, secure and efficient manner;

o	one-to-one meetings with the Advisor (by video link) following completion of the survey to enable a broader discussion of the proposed topics and to gather comments and suggestions from individual directors. All analyses and comments were processed entirely anonymously and confidentially to prevent the persons making them from being identified;

o	there was a focus on identifying and implementing any improvement actions that emerged during the evaluation and self-assessment.

The findings of the evaluation process were shared at the meeting of the Non-Executive Directors on 3 February 2025, at which the Advisor was present.

The main outcomes were as follows.

The findings were extremely positive. The Board’s activities had a very high level of consensus among Directors – much higher than in recent years – which should be taken as a sign of the utmost esteem in which it is held. According to the findings in the Advisor’s Board Review of similar experiences in Italy and abroad, this level of appreciation is above average.

The Board appears to be a close-knit, participative, cohesive and constructive unit which demonstrates passion and enthusiasm. Distinctive features of this close-knit unit are its transparency, discourse and strong cooperation, with the new members appointed at the Shareholders’ Meeting of 19 June 2024 having integrated well.

All Board members have worked effectively under the highly esteemed lead of the Chairman and Chief Executive Officer. In addition, the support of the Executive Directors – unanimously regarded as knowledgeable and highly experienced in their area of the business – and of the Board’s secretarial staff has proved to be extremely valuable.

The Board members believe that the Company has set its international growth and positioning strategy perfectly and that it is pursuing that strategy correctly.

The governance structure is regarded as capable of responding to the decisions lying in wait for MFE.

It is also regarded positively in terms of its size and its diverse balance of genders, ages, seniority and international profiles.

The expertise of the Non-Executive Directors seems to complement and facilitate the Company’s business. Particularly well-regarded was the addition of two highly skilled international figures with sectoral know-how and extensive knowledge of European market dynamics, particularly in terms of the Spanish business which is now heavily integrated into the global organisation.

Given this positive experience, and considering the potential plans for development in other European countries, several Board members believe that an additional international profile with specific expertise in the media sector and in the target market would be a consistent and natural progression of governance shown by the Company so far.

Looking ahead, it could also be beneficial to consider adding technological and digital innovation expertise in order to provide a better picture of how new emerging technologies could impact on MFE’s positioning and strategies.

Extremely positive developments in terms of bolstering knowledge of market trends and of the Group itself, and of facilitating discussion about strategies and the risk management and control process, have been the excellent induction programme and the practice of arranging preliminary meeting sessions at which key managers are in attendance. The latter have helped to create a positive, informal environment which, consequently, has facilitated discussion and decision-making.

The frequency and duration of meetings, their agendas and the documentation provided have been held in very high regard. Information flows are timely and effective, and take place within governance support process that are well-informed and responsive to requests and requirements.

The Committees have worked intensively, particularly so given that they are more consolidated than in previous years. The current three-Committee structure seems to strike a good balance between conducting examinations effectively and avoiding wasted time and energies.

There was unanimous praise and appreciation for the support provided by the Company’s secretarial staff.

In this extremely positive context, comments and recommendations were received from some Board members with a view to further improving a situation already unanimously perceived as excellent. These recommendations include: (i) spending even more time on Environmental, Social and Governance issues and the programmes for implementing and communicating them; (ii) further examining the issue of Cybersecurity and related risk management impacts; (iii) keeping the Board periodically informed about the application of the Policy for managing dialogue with the Shareholders - Engagement Policy. These recommendations will be considered when defining the 2025 induction plan.

At the meeting of Non-Executive Directors held on 17 February 2025, the Directors:

o	approved this Report;

o	confirmed that the independent status previously declared by seven of the Non-Executive Directors remained unchanged and, therefore, that the independence requirement continued to be met;

o	noted, based on the positive findings by the Company, that the Diversity and Inclusion Policy does not require updating, since it continues to reflect the Group’s commitment to diversity and inclusion.

Committee Reports

In compliance with paragraph 2.3.5 of the DCGC, each committee provided the Non-Executive Directors with a summary report on the activities carried out in 2024, in accordance with the responsibilities assigned to them29.

29 The responsibilities of the committees are set forth in their Terms of reference, which are published on the Company’s website.

On 19 June 2024, the Board of Directors established an:

o	Executive Committee, comprising the following Executive Directors: Pier Silvio Berlusconi (Chair), Marco Giordani, Gina Nieri, Niccolò Querci and Stefano Sala. The Executive Committee will remain in office for the full term of the Board of Directors or until the Shareholders’ Meeting has approved the financial statements for the ending 31 December 2026.

The Committee discharged its assigned functions and, on six occasions, passed a number of resolutions in writing, including appointing Pier Silvio Berlusconi (Chief Executive Officer) as Chair of the Executive Committee; approved the appointments of Directors and Statutory Auditors at subsidiaries; approved certain transactions concerning the Spanish business; authorised exchange rate hedging transactions and approved the Report on the Committee’s own evaluation activities.

The Committee promptly reported to the Board of Directors on the activities carried out.

On 19 June 2024, the Board of Directors established two Board Committees: the Audit and Sustainability Committee and the Nomination and Remuneration Committee.

o	Audit and Sustainability Committee

The Audit and Sustainability Committee comprises the following Independent Non-Executive Directors: Alessandra Piccinino (Committee Chair), Patrizia Arienti, Marina Brogi and Javier Díez de Polanco. The Committee will remain in office until the meeting of the Board of Directors held after the Shareholder’s Meeting has approved the 2025 financial statements.

The Board of Directors also approved the terms of reference of the Committee, which regulate its operation and duties.

In accordance with the provision 1.5.1 of the DCGC, the Committee undertakes preparatory works regarding the supervision of the integrity and quality of the Company’s financial and sustainability reporting and the effectiveness of its internal risk management and control systems, as referred to provisions 1.2.1 to 1.2.3 of the DCGC. Among other things, the Committee focuses on the oversight of the Board with respect to, in summary cooperation with the following business functions: internal auditor and accountant, financing, ICT and ICT risks, and tax policy.

In particular, the Committee assists the Board of Directors by advising on the following matters:

Audit

(a) informing the Board of the outcome of the statutory audit, explaining how the statutory audit contributed to the integrity of financial reporting and which was its role in that process;

(b) monitoring the financial reporting process and makes proposals to ensure its integrity;

(c) monitoring the effectiveness of the internal control, internal audit (where applicable) and risk management systems with respect to the legal entity’s financial reporting;

(d) monitoring the statutory audit of the annual and consolidated financial statements, in particular the conduct of the audit;

(e) assessing and monitoring the independence of the external auditors or audit firms, with particular regard to the provision of additional services to the legal entity;

(f) establishing the procedure for the selection of the external auditor or audit firms and the appointment for the granting of the mandate to perform the statutory audit;

(g) informing the Board of its resolutions and findings, including:

i how the effectiveness of the design and operation of internal risk management and control systems has been assessed;

ii. how the effectiveness of the internal and external audit process has been assessed;

iii. material financial and sustainability reporting considerations; and

iv. how material risks and uncertainties were analysed and discussed and what the Committee’s key findings are.

(h) reports annually to the Board on the performance of and developments in the relationship with the independent auditors;

(i) advising the Board in matters of appointing, reappointing or dismissal of the external auditor and conducting the process to select the external auditor in accordance with the Company’s Policy on “External audit appointment and other professional appointments conferred on the auditing firm”;

(j) make a proposal to the Board for the assignment of the external auditor to audit the financial statements;

(k) discussing the following with the external auditor at least once a year:

(i) the scope and materiality of the audit plan and the main annual reporting risks identified by the external auditor in the audit plan; and

(ii) partly on the basis of the underlying documents, the findings and results of the audit of the financial statements and the management letter;

(l) assessing if and how the external auditor should be involved in the content and publication of financial statements other than the annual report;

(m) ingerve as the point of contact for the external and internal auditors if he identifies or suspects wrongdoing or irregularities in the performance of his engagement, and for the internal audit function if he identifies or suspects material wrongdoing or irregularity in the performance of his engagement.

Environmental Social and Governance

The Committee also deals with the preliminary assessment concerning the supervision of the integrity and quality of the Company’s sustainability reporting.

The Committee shall provide the Board of Directors with strategic advice aimed at supporting the Board of Directors in designing the Company’s environmental, social and governance policies in accordance with the Company’s strategy. To that end, the Committee may bring specific environmental, social and governance goals to the attention of the Board of Directors. The decision to pursue these goals, or otherwise, and the relevant implementing programmes are remitted, respectively, to the Board of Directors and the management of the Company. The Committee periodically assesses and evaluates the achievement of the Company’s environmental, social and governance goals, as well as the implementation of relevant programmes. The relevant results are included in the Committee’s report to the Board of Directors.

Related Parties Transactions

The Committee is also vested with the competences set out in the Company’s “Related Parties Transactions Policy” (adopted on 28 September 2021 and subsequently amended on 21 December 2021 and then on 22 November 2023).

The Committee shall report its decisions and outcomes to the Board of Directors. This report shall include at least the information indicated in provision 1.5.3 of the DCGC.

The report includes information on how the Audit Committee (sitting until 19 June 2024) and then the Audit and Sustainability Committee (sitting from 19 July) discharged their functions during 2024 year and provides information about the members, number of meetings and the main topics discussed by both Committees during 2024.

The report also includes the following information:

(a) the methods used to assess the effectiveness of the design and operation of the internal risk management and control systems, as indicated in best practice provisions 1.2.1 - 1.2.3 of the DCGC;

(b) the methods used to assess the effectiveness of internal and external audit processes;

(c) significant observations on financial reporting; and and

(d) the way in which material risks and uncertainties are discussed, according to the best practice provision 1.4.3 of the DCGC, together with a description of the most important results of the Audit and Sustainability Committee.

During 2024, the Committee met twelve times and carried out the following activities:

o	sitting as the Audit Committee until 19 June 2024, took note of the Audit Plan 2023 of auditing firm Deloitte; took note of and approved the “Periodic monitoring of strategic risks concerning ERM activities” report issued by the Group Risk & Financial Compliance Department; took note, without observations, of the “June/December 2023 Reports Summary” issued by the Internal Auditing Department; took note of and assented to the “Audit Plan 2023 – Summary at 31 December” for the Italian and Spanish business, respectively, issued by the Internal Auditing Department; took note that, in view of the new perimeter of the Group, Angelo Iacobbi had been reappointed as the Group’s Internal Auditing Manager, with this office also covering the Spanish business; took note of the information received in relation to the application of the Antitrust Compliance programme; endorsed the proposed adoption of the Policy in relation to allocating other tasks to the Auditing Firm; in terms of its own self-appraisal, issued a favourable opinion about its membership and operation, with the approval of its Report for 2023; took note that, on 22 January 2024, the Chairman attended the meeting with the auditing firm Deloitte at which he mentioned the quality of the Committee’s interaction with the relevant Group functions and of the activities it carries out, in particular the risk management and checks performed by the management during 2023; took note of and assented to the Audit Plan 2024 issued by the Internal Auditing Department; endorsed the process to define the issues material for the Sustainability Report 2023, issued by the Group Risk & Financial Compliance Department; acknowledged having received the periodical Whistleblowing Report; assented to the methodological approach employed and the various assumptions adopted in assessment planning with a view to commencing the support and methodology sharing activities regarding impairment planning, as per the document “Annual Report 2023 – Start of preparatory activities – Impairment testing: methodology, indicators” issued by the Group Risk & Financial Compliance Department; the Committee – with regard to the term of the current auditing firm, which will expire upon approval of the financial statements for the year ending 31 December 2025, and in accordance with Regulation (EU) No 537/2014 and the applicable legislation of the Netherlands – proceeded as follows: (i) opted to initiate the procedure to select an auditing firm for its statutory auditing for the period 2026-2035; (ii) assented to and carried out the Selection Procedure with the support of Management, Finance, Investor Relations and Business Development Department; (iii) approved the Committee’s own report recommending the appointment of EY Netherlands (Ernst & Young Accountants LLP – Amsterdam office) for the statutory auditing of the Company’s accounts for the years 2026-2035 – the report was submitted to the Non-Executive Directors and put to the Shareholders’ Meeting of 19 June 2024; endorsed the analysis and contents of the “Sustainability Report 2023” (issued by the Group Risk & Financial Compliance Department) in terms of the sustainability issues found to be material for the Group, taking into account the relevant activities and characteristics and the data gathering process as a whole; took note and assented to the adequacy principles contained in the “Internal Control and Risk Management System Report at 31 December 2023”, issued by the Internal Auditing Department; re-endorsed and shared the findings of the Group’s annual risk mapping and assessment process contained in the “Enterprise Risk Management” document issued by the Group Risk & Financial Compliance Department; took into account the steps reported in the “Consolidated Financial Statements 2023 Impairment Test – Process update and key findings” (in line with the methodology endorsed at the previous meeting), issued by the Group Risk & Financial Compliance Department; approved the changes made to the appointment of the Internal Auditing function; endorsed the preliminary findings relating to the approval of the Annual Report 2023, issued by the Group Risk & Financial Compliance Department; took note of the auditing firm’s report and the non-audit assignments made by subsidiaries to the auditing firm in 2023; took note of the information provided in the report entitled “MFE-MEDIAFOREUROPE, Financial Position 2023”, issued by the Finance Department; took note of the report entitled “Progress status of corrective actions plans agreed with management – update at 31 December 2023”, issued by the Internal Auditing Department; took note of the update provided in the report entitled “Audit Plan 2024 – Summary at 31 March”, issued by the Internal Auditing Department; endorsed the preliminary findings relating to the approval of the Interim Financial Report at 31 March 2024, issued by the Group Risk & Financial Compliance Department;

o	the Committee members in office since 19 June 2024 took note of the update contained in the “Audit Plan 2024 – Summary at 30 June”, issued by the Internal Auditing Department; took note of the “January-June 2024 Reports Summary”, issued by the Internal Auditing Department; took note of the “Half Financial Report 2024”, issued by the Group Risk & Financial Compliance Department; took note of the “Sustainability Report 2024 – Update and roadmap of the ongoing activities”, issued by the Group Risk & Financial Compliance Department; assented to the contents of the “Group Code of Ethics”, the amendments to which were explained by the Legal Department; took note of the “Audit Plan 2024” – Summary at 30 September”, issued by the Internal Auditing Department; endorsed the preliminary findings relating to the approval of the Interim Financial Report at 30 September 2024, issued by the Group Risk & Financial Compliance Department.

Audit activities were periodically reviewed with the Group’s Head of Internal Audit, who attended all meetings at which the main outcomes and corrective actions were discussed with the Committee.

The Committee promptly reported to the Board of Directors on the activities carried out.

o	Nomination and Remuneration Committee

The Nomination and Remuneration Committee combines the functions of the Selection and Appointment Committee and the Remuneration Committee and comprises the following Independent Non-Executive Directors: Stefania Bariatti (Committee Chair), Consuelo Crespo Bofill and Giulio Gallazzi. The Committee will remain in office until the meeting of the Board of Directors held after the Shareholders’ Meeting has approved the financial statements for the year ending 31 December 2025.

The Board of Directors approved the Committee terms of reference, which regulate its operation and functions.

In the area of appointments, the Committee prepares the Board of Director’s decision-making and reports to the Board its findings from its analysis and preparation work referred to in Article 2.2.5 of the DCGC, including activities concerning the Diversity and Inclusion policy and the maximum number of positions held by Directors. The Committee also assists the Board of Directors in its evaluation activities and its committees.

The Committee fulfils the following tasks regarding remuneration:

o	submit a clear and understandable proposal to the Board of Directors concerning the remuneration to be pursued with regard to the Directors, in accordance with provision 3.1.1 of the Code. The Board of Directors should present the policy (which should include the matters referred to section 2:135a of the Dutch Civil Code - DCC) to the General Meeting, for adoption;

o	prepares the remuneration report in accordance with Art. 2:135b of the DCC and provision 3.4.1 of the DCGC;

o	periodically evaluates the adequacy, overall consistency and actual application of the Policy concerning individual Board Directors, adopted by the Company, submitting related proposals to the Board of Directors;

o	gives a prior non-binding opinion proposals relative to the compensation and on establishing performance goals related to the variable part of the compensation package of the Chief Executive Officer;

o	makes proposals to the Board of Directors concerning the criteria, beneficiary categories, amounts, terms, conditions and procedures for share-based remuneration plans.

During 2024, the Committee met nine times and passed one resolution in writing.

In the area of appointments,

o	the Committee members in office until 19 June 2024 supported the Board of Directors in the activities and procedures for the annual evaluation of the Board, its Committees and individual Directors with respect to 2023, and issued a favourable opinion on the “procedure for appointing the Board of Directors and the shareholder pre-consultation process”, the draft “Board Profile” subsequently approved by the Board, and the Diversity and Inclusion Policy subsequently adopted, and monitored the results of its implementation;

o	the Committee members in office since 19 June 2024 selected the external independent advisor to support the Board of Directors in the activities and procedures for the annual evaluation of the Board, its Committees and individual Directors for the year 2024.

In the area of remuneration,

o	the Committee members in office until 19 June 2024 issued a favourable opinion regarding the proposal to review the CEO’s salary package (taking note of the findings from the market review carried out with the support of consultancy firm Korn Ferry regarding CEO remuneration) and regarding the ESG targets set in the medium/long-term incentive schemes; examined – supported by legal opinions – the proposal to measure a specific investment using a different measurement criterion for the sole purposes of the calculating the “Group net profit” target in accordance with the Medium/Long-term Incentivisation and Loyalty Plan for the years 2021, 2022 and 2023, and took note of that measurement without observations; took note of the achievement of the performance targets set under the Medium/Long–Term Incentive and Loyalty Plan 2021- 2023; formulated a proposal to the Board of Directors regarding the Remuneration Policy and prepared the remuneration report in accordance with Art. 2:135b of the DCC and provision 3.4.1 of the DCGC; approved the explanatory document and the Medium/Long-Term Incentivisation and Loyalty Plan 2024-2026, and approved the proposed Plan Terms and conditions, the targets and the beneficiary categories;

o	the Committee members in office since 19 June 2024 analysed and took note of the outcomes of the Shareholders’ Meeting of the Shareholders’ Meeting of 19 June 2024; took note, without observations, of the rights allocated for 2024 under the Medium/Long–Term Incentive and Loyalty Plan 2024/2026; expressed its prior non-binding opinion on remuneration proposals and proposals concerning performance targets for the variable component of the Chief Executive Officer’s remuneration package.

The Committee promptly reported to the Board of Directors on the activities carried out.

REMUNERATION POLICY

Introduction

This remuneration policy approved by the Board of Directors on 16 April 2025, as drawn up by the Nomination and Remuneration Committee of the Board of Directors on 8 April 2025, sets out the principles and guidelines with respect to the remuneration of MFE-MEDIAFOREUROPE N.V. (hereafter MFE) for the year 2025.

The Remuneration Policy is based on the conviction that there is a close connection between the remuneration of the Chief Executive Officer, the Executive Directors, the company performance and the creation of value over the medium and long term.

In this regard, the pursuit of a Remuneration Policy capable of directing business strategy and ensuring full consistency between overall “management” compensation and company performance is a key element for meeting investor expectations and strengthening the confidence of all stakeholders.

Following the Redomiciliation to the Netherlands, the MFE Remuneration Policy has been designed taking into account all applicable laws and regulations, such as Art. 2:135a of the Dutch Civil Code (DCC), the Dutch Corporate Governance Code (DCGC), and the Articles of Association of the Company.

Executive Summary: Key elements of the Remuneration Policy for CEO, Executive Directors and non Executive Directors

Fixed Component	Purposes and Main Characteristics	o Compensates responsibilities assigned, experience and distinctive skills possessed. o Is in line with the best market practices and such as to guarantee an adequate level of retention.
	Amount	CEO	1,408,000 €
		Executive Directors	Pay linked to the significance of the position.

Variable short- term component	Purposes and Main Characteristics

o      Ensures a direct link between remuneration and performance results; its purpose is to reward the achievement of corporate and personal objectives.

o      The system of correlation with the Company’s results ensures financial balance and the incentive function of the plan.

o      The upfront allocation of a portion of the medium-long term component aims to encourage sustainable performance over time.

	Mechanism of correlation with Group results	Group Net Profit and Italy EBIT
	Amount	CEO	1,600,000 €

Maximum incidence of short term incentive on fixed remuneration: 107%
	Executive Directors	560,000 € Maximum incidence of short term incentive on fixed remuneration: 32% (average)
Performance Objectives	CEO	Net Financial Position (45%), Group EBIT (45%) and ESG Scorecard (10%)
	Executive Directors:	Defined according to the scope of assigned responsibility + ESG Scorecard
Reference	Budget (which corresponds to a 100% payout).
Payout scale	Performance range: 91% - 105% Payout range: 10% – 125% (0 if performance <91%)
Claw-back and Malus	The plan’s regulations allow the Company to utilise the claw-back and malus clauses, which enable the Company, under certain circumstances, to decrease the variable remuneration awarded or clawback variable remuneration already paid, in whole or in part.

Variable, medium/long-term component	Purposes and Main Characteristics

o      Ensures the growth of the Company’s value and the achievement of results sustainable over time, the loyalty of the Executive Directors, the alignment of the objectives of management with those of the shareholders and the support to the ESG Group Strategy.

o      Under the plan, recipients may choose to convert 25% or 50% of their short term target bonus to the long term incentive plan into rights to receive shares of the Company; at the same time, the Company attributes a corresponding number of rights to the beneficiary (by means of a matching right).

	Amount	Depending on the short-term portion that the recipients choose to convert, which is doubled by means of the matching right. Maximum incidence of long-term incentive on fixed remuneration: CEO 142%; AE 43% (average)
	Performance Objectives	Free Cash Flow of the Group over the three-year period (40%), Adjusted Group Net Profit over the three-year period (40%), relative Total Shareholders Return (10%), ESG (10%)
	Reference	Three-year forecast for economic and financial indicators (which corresponds to a 100% payout); Competitor panel for TSR, Group ESG Target.

Payout scale	Performance range: 75% - 125% Payout range: 50% – 125% (0 if performance <75%)
Vesting	The performance is assessed with a time horizon of three years for each assignment cycle.
Lock-Up	20% of the shares earned are subject to a lock-up period of two years.
Claw-back and Malus	The plan’s regulations allow the Company to utilise the claw-back and malus clauses, which enable the Company, under certain circumstances, to decrease the variable remuneration awarded or clawback variable remuneration already paid, in whole or in part.

Non -Executive Directors	Amount	40,000 € (raised to 60,000 € for the Chairman). Fee of 40,000 € (raised to 50,000 € for the Chairmen) is added for the members of each internal board committee

Theoretical pay mix

Governance model

Bodies and/or individuals involved

The MFE Remuneration Policy is defined clearly and transparently through a shared process involving the Board of Directors, the Nomination and Remuneration Committee, the Shareholders’ Meeting and the relevant company department (Central Human Resources, Operations, Technologies and Procurement Department).

The Board of Directors, following proposals by the Nomination and Remuneration Committee, establishes the general compensation policy for the Chief Executive Officer and the other Executive Directors. The Executive Directors do not participate in the discussion and approval of the Remuneration Policy by the Board of Directors.

The Shareholders’ Meeting approves the Remuneration Policy at least every four years and in case of any amendments. From 2020, the resolution of the Shareholders’ Meeting on the Remuneration Policy is binding, while the Remuneration Report is subject to a non-binding advisory vote by the Shareholders’ Meeting.

The Board of Directors is directly responsible for the implementation of the remuneration policy of the Chief Executive Officer and the other Executive Directors for the position they hold in MFE. The individual remuneration of Executive Directors, in accordance with the Remuneration Policy, is determined by the Board of Directors in the absence of the Executive Directors. The CEO and the Central Human Resources, Operations, Technologies and Procurement Department oversee the application of the Remuneration Policy of the Executive Directors.

The authority to establish remuneration for Non-Executive Directors is vested in the Shareholders’ Meeting on the basis of the proposal of the Remuneration Committee.

As provided for by Art. 2:135a (4) and (5) DCC, any temporary derogations from remuneration policies can only apply in exceptional circumstances, such as where derogation from the Remuneration Policy is necessary to pursue long-term interests and overall sustainability or market longevity and must nevertheless be in line with the principles which guide the Company Remuneration Policy. In such case, the Board of Directors will pass a resolution for a temporary derogation in remuneration matters, as referred to in chapter 3 of this Remuneration Policy, after receiving the opinion of relevant Committees. Also to this effect, the Board of Directors consults experts of professional renown and know-how, after having ascertained their independence and freedom from any conflicts of interests.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee includes three non-executive and independent directors, with proved experience and competences in financial and legal matters whose term in office lasts until the expiry of the mandate of the entire Board of Directors.

The Committee, concerning remuneration, fulfils the following tasks:

o	in accordance with provision 3.1.1 of the Dutch Corporate Governance Code (“Code”), submits a clear and understandable proposal to the Board of Directors concerning the remuneration policy to be pursued with regard to the Directors. The Board of Directors should present the policy (it should include the matters referred to Section 2:135a of the Dutch Civil Code – DCC) to the Shareholders’ Meeting for adoption;

o	prepares the remuneration report pursuant to Art. 2:135b of the DCC and provision 3.4.1. of the DCGC;

o	periodically evaluates the adequacy, overall consistency and actual adoption of the Policy concerning individual Board Directors, adopted by the Company, submitting related proposals to the Board of Directors;

o	gives a prior non-binding opinion on proposals related to the compensation and on establishing performance goals related to the variable part of the compensation package of the Chief Executive Officer;

o	makes proposals to the Board of Directors concerning the criteria, categories of beneficiary, amounts, terms, conditions and procedures for the share-based remuneration plans.

Intervention by Independent Experts

On a regular basis, both the relevant company department (Central Human Resources, Operations, Technologies and Procurement Department) and the Nomination and Remuneration Committee analyse the fairness and competitiveness of the remuneration packages of the Chief Executive Officer, in overall terms and for each component. They also consult independent external advisors free from conflicts of interest and/or companies specialised in executive remuneration that are recognised for their reliability and for the comprehensive nature of their databases used for national and international comparisons and their use of standard methodologies to assess the complexity of assigned roles and powers.

Voting record on the Remuneration Policy

In recent years, the Nomination and Remuneration Committee has paid increasing attention to the voting record of the Shareholders’ Meeting on the Remuneration Policy and has given increasing importance to the recommendations on remuneration expressed by proxy advisors. In doing so, it has developed engagement activities and gradually introduced improvements in its policies so as to guarantee maximum alignment with international best practices.

In 2020, the Shareholders’ Meeting was convened for the first time to express a consultative vote on the second section of the Report on Remuneration, related to the compensation paid in 2019.

Despite there being essentially zero votes against, conversations with the Proxy Advisors and consideration of their recommendations led the Group to increase the level of disclosure within this Report, with particular reference to the targets of the incentive systems, a feature that also distinguishes this year’s Report.

This improvement trajectory has led to a gradual increase in shareholder consent, around 99%, as shown in the following graph related to Remuneration Policy.

VOTING RECORDS IN SHAREHOLDERS’ MEETINGS 2018-2024

* The votes of the years 2017-2019 refer to the Remuneration Report in its entirety; starting from 2020, separate voting has been introduced for the two sections.

Main changes in the Remuneration Policy

The Remuneration Policy has been drafted in line with the previous Policy approved by the Shareholders’ Meeting on 19 June 2024, which was characterized by some changes to the CEO’s Remuneration, in particular by a revision to the variable part, with the aim of aligning it to the market paymix and to ensure greater consistency with respect to the pay-for-performance principle.

The same Remuneration Policy approved the new Medium/Long-term incentive plan for the period 2024-2026.

This Policy, therefore, mainly contains an update of the information and also an update of ESG targets in line with the annual objectives (see table at page 8). These KPIs are confirmed for short-term and medium/long-term incentives, in order to continue to incorporate the Group’s sustainability strategy into the remuneration systems and this is meant to furtherly strengthen the ESG strategy that the group is pursuing in the last years, oriented towards the protection of the environment and the maintenance of the excellence levels reached in the valorisation of human capital and diversity, that are of great importance to MFE.

Scope and Principles of the Remuneration Policy

The Remuneration Policy is inspired by the following objectives and guiding principles:

o	Alignment with the business strategy

o	Attraction and retention of valuable staff

o	Link with performance and value creation

o	Consistency and fairness

o	Alignment with the Company’s identity, mission and values

Alignment with the business strategy	Values, skills and conduct aligned with the business strategy are reinforced by having an overall compensation structure that includes a balanced package of fixed and variable, material and non-material components. This allows for an appraisal of the responsibilities and criticalities of the position held, the quality of the professional contribution and the results achieved in the short and medium/long term.
Attraction and retention of valuable staff	MFE believes the Remuneration Policy is a key vehicle for attracting, retaining and motivating key staff and for contributing to the creation of sustainable value over the medium and long term for all stakeholders. To this end, the Remuneration Policy is structured taking into account scenario analyses and to guarantee competitiveness with the outside market and to ensure internal equity, also consistently with the defined performance.
Link with performance and value creation	The use of a variable component of the remuneration, split into a short-term and a medium-long-term (share-based) component, makes the Remuneration Policy consistent with the creation of sustainable value for its shareholders and the growth of the market price of MFE’s shares.
Consistency and fairness	Compensation tools are coherently structured to ensure fairness in terms of the level of responsibility assigned and contribution to the Group’s performance and are monitored taking into account pay ratios within the Company.
Alignment with the Company’s identity, mission and values	Compensation tools are designed to ensure full alignment with our identity, mission and values by linking remuneration to both individual and collective performance, incentivizing behaviours that reflect our core principles

The Remuneration Policy is defined consistently and in order to support the achievement of the Company’s main strategic objectives:

o	consolidating the leadership in the nationwide core business by providing a distinctive broadcasting service model, maximising commercial value, streamlining production processes and overseeing regulatory and infrastructural development;

o	evaluating development opportunities for supranational media activities (mainly in OTT, AD Tech and Content).

o	the pursuit of sustainability-oriented growth, focusing on protecting the planet, valuing people through the recognition of diversity and the protection of their well-being, and on the dissemination of an ESG-oriented culture and values through its communication channels.

In order to do this, the Policy provides a steady balance between short and long-term, fixed and variable components, and benefits.

In a market as mature as free-to-air television, variable components aim to reward high profitability – which is essential for creating value for shareholders – and cash generation, and ultimately to support the company’s growth strategy. Alongside these indicators, the specific performance objectives assigned to Key Management Personnel under the short-term incentive system based on each of their organisational responsibilities enable the Group to perform its key objectives, with particular reference to the leadership in the advertising market and to the cost reduction. Starting from 2022, in addition to the traditional financial indicators, non-financial indicators have been added, aimed at guiding and supporting the Group’s sustainability strategy.

Using exclusively share-based medium/long–term incentive instruments helps to direct performance towards creating sustainable value over time. This aim is further supported by extending the vesting and lockup period to a total of 5 years, starting from 2021.

Consistency between Remuneration Policy and People Strategy

The Group’s Remuneration Policy has been drawn up to be consistent with human resource management and enhancement policies, which recognise the essential role played by the professional contribution of the Group’s people in ensuring business success and development. The Group therefore manages its human resources by respecting the personality and professionalism of each employee, enhancing and developing their professional skills and abilities, and protecting their mental and physical well-being (also in terms of occupational health and safety), all the while promoting loyalty, trust and rejecting all forms of discrimination and exploitation.

Each employee’s pay is determined by an assessment carried out by the Human Resources Department and by the Business Managers which, to ensure that internal pay is competitive with the market benchmarks, considers the area of responsibility, the task performed and principles of fairness within the Group, as well as targeting the attraction and retention of key staff.

In assessing the fairness and competitiveness of remuneration packages, the Group uses the research tools and pay benchmarks provided by leading consultancy firms.

For variable components in particular, the Policy sets profitability targets to serve as a homogenous, coherent and consistent criterion for all compensation instruments used. For instance, it determines the entry point and/or penalty in each of the top manager and executive incentive systems, and is the parameter used as the basis for calculating the company bonus paid to the rest of the workforce.

In particular, from a Pay for Performance perspective, the penalties for only partially achieving the target productivity are proportional according to each employee’s level of responsibility and thus the differing impacts they can have on the Group’s profits (CEO 100%, Executive Directors and first and second-grade Executives 50%, Other Directors 25%, Middle Manager and Work Officer 0%).

The Group Remuneration Policy inspires the development of principles and criteria underlying the policies applied to all the companies belonging to the Group so that there is consistency among all the remuneration systems of the Group. In order to assess internal equity and balance of the corporate remuneration structure, the pay ratio is taken into account in the process of defining the remuneration policy, calculated by comparing the total remuneration of the CEO with the median remuneration of employees. The pay ratio is calculated and monitored annually to verify any significant deviations or variations and to define any interventions

In a total reward perspective all employees, regardless of their category, also benefit from numerous welfare and wellbeing services, including health care and supplementary pension plans.

Social Acceptance

Throughout the year, the perspective and input of major internal and external stakeholders have been taken into account in defining and implementing the Remuneration Policy. In the last years the Group has given increasing importance to the dialogue and the discussion with proxy advisors and investors and to the recommendations on remuneration they express, pursuing a path of continuous improvement, which led to obtaining an excellent level of AGM’s approval on the 2024 Remuneration Policy, with 98.72% of favourable votes. The Group highly values dialogue with stakeholders and shareholders and considers their inputs of great importance in shaping future remuneration policies.

Composition of the Remuneration of the Chief Executive Officer and the other Executive Directors

Reference Peer Group

As part of the assessment of the competitiveness of the CEO’s remuneration, with the support of a leading consultancy firm specialized in Executive Compensation, in 2024 a reference Peer Group was defined consisting of 13 European companies belonging to the Tel.Co., Media & Entertainment sector listed on regulated markets, on which a remuneration benchmark was analysed.

The companies were identified on the basis of dimensional criteria (capitalization, turnover, number of employees).

Peer Group	WPP, Telecom Italia, Publicis Groupe, Vivendi, RTL Group, Lagardère, Koninklijke KPN, ITV, Prosiebensat 1 Media, Informa, Television Francaise 1, Metropole Television, RCS Mediagroup

Structure of Remuneration

The structure of the remuneration of the Chief Executive Officer and the other Executive Directors comprises the following components:

Fixed component

o       it is defined with reference to the responsibilities assigned and distinctive competencies possessed

o       it is monitored periodically against market benchmarks to guarantee an adequate level of retention

Variable short-term component	o it ensures a direct link between remuneration and performance results; its purpose is to reward the achievement of corporate and personal objectives.
Variable medium/long-term component	o it ensures the growth of the Company’s value and the achievement of results sustainable over time, the loyalty of the Board of Directors and the alignment of the objectives of management with those of the shareholders.
Benefits	o include non-monetary forms of remuneration, complementing the other remuneration elements; they provide for competitive advantage and address the various needs of the executive (welfare and improved quality of life).

Fixed component

The fixed remuneration of the Chief Executive Officer and the other Executive Directors is defined in relation to the responsibilities assigned, the complexity of the position, the experience and distinctive competence of each person. It is periodically monitored against market benchmarks, in particular through the use of remuneration databases prepared by a leading consulting firm specialised in remuneration, in order to ensure adequate retention. The weight of the fixed component, a distinctive characteristic of the Company, is instrumental in preventing actions based on short-term opportunities.

The fixed component is subdivided into:

o	Gross annual compensation (GAC), related to the significance of the position, which the Chief Executive Director and the other Executive Directors receive if they are employees of the company.

o	Compensation the CEO receives for the position of “Director charged with specific tasks” and the other Executive Directors as members of the Management Board. This compensation is set to 40,000 euros gross per year for the position of Director to which a compensation of 1,000,000 euros gross per year is added for the CEO for the specific position. The Board of Directors will determine the compensation for the Directors charged with specific tasks, in line with this Policy. For the specific positions assigned with reference to the subsidiaries, the competent Boards may determine, in each specific case, the relevant remuneration.

Variable short-term component

The Annual Incentive System adopted by MFE, called SIA, is applicable to the Chief Executive Officer, the other Executive Directors and all Group Executives. This system has the main objective of strengthening and guaranteeing the alignment between how individuals act and short-term company objectives.

The SIA plan is governed by a specific regulation, distributed to each participant, which sets out all the detailed principles of the underlying the system, including the accessory clauses provided by the best practices on incentive matters.

In particular, the plan provides that for each recipient, objectives will be set that relate to their own area of responsibility. The extent to which these individual objectives are achieved will determine the actual bonus paid out, taking into account the target value set for each manager. Deductions may be made to this target value if certain productivity thresholds are not met, as illustrated below.

Mechanism of correlation

For several years now, a single correlation mechanism has been applied to both the Chief Executive Officer and the other Executive Directors, between the Group’s economic results and the amount of payable incentives; this can determine a reduction in their target value, based on the performance of two parameters of the financial statements: Group Net Profit and EBIT Italy.30 In addition to being consistent with the principle of internal equity, this single mechanism makes it possible to align the managerial actions towards achieving challenging and shared performance targets among all system recipients.

In particular:

o	If Group Net Profit is negative, the short-term variable component will be reduced to zero for the Chief Executive Officer and will be reduced by 50% for other Executive Directors.

o	If Group Net Profit is positive, the target value may be reduced based on the extent to which EBIT Italy deviates from the corporate budget value, subject to the following scale:

This correlation mechanism with the Company’s financial results, as described above and illustrated in the following diagram, therefore allows the actual bonus opportunity to be reduced if the Company’s financial results are unsatisfactory; this can be reduced to zero for the Chief Executive Officer and by 50% for the other Executive Directors.

30 For this calculation, pro-forma EBIT was used net of the components of the variable incentive systems based on the profitability parameter

Set objectives

Depending on the responsibilities associated with the role, quantitative objectives of a mainly financial nature, set out in a specific sheet and each with a defined relative weight, are assigned to each recipient of the system, as explained in the following paragraphs.

For the purpose of paying the incentive, once any penalty has been applied through the target correlation mechanism to the Company’s results, the relative performance in percentage terms is measured independently for each objective. A correlation scale is applied to it, which determines the relative payout level. This scale rewards performance at least equal to 91%, which corresponds to the payment of 10% of the value of the bonus associated with each objective. On the other hand, the maximum payment is earned when a performance of more than or equal to 105% is achieved; this level corresponds to the payment of 125% of the bonus value associated with each objective.

The following graph illustrates the correlation between performance and payout: this scale applies to all objectives set for incentive system recipients:

The quantitative objectives are set for the Chief Executive Officer and for the other Executive Directors depending on the responsibilities related to the role.

Starting from 2022, alongside the traditional indicators of an economic / financial nature, non-financial indicators have been added, linked to the sustainability strategy pursued by the Company and related to the Environmental Social and Governance areas. These indicators make up the “ESG” objective which has a total weight of 10% on the objective sheet and is composed of the following scorecard:

Area	Weight	Objective	Target	Performance Payout Scale
Social	3%	Gender Pay Gap	97%	100% → 125%;
				99% → 120%;
				98% → 110%;
				97% → 100%;
				96% → 80%;
				95% → 60%;
				94% → 40%;
				≤93 → 0%;
Social	3%	Hours of training on ESG issues	1h average per person	Standard – see the graph above
Governance	4%	Number of Managers with SIA ESG KPIs	65 Managers	≥ 90 → 125%; ≥ 85 → 120%; ≥ 80 → 115%;
				≥ 75 → 110%;
				≥ 70 → 105%;
				≥ 65→ 100%;
				≥ 60 → 90%;
				≥ 55 → 70%;
				≥ 50 → 50%;
				≤ 45 → 0

The objectives proposed for the Chief Executive Officer and the other Executive Directors who are a beneficiary of the SIA plan are outlined below:

Correlation parameters on the Company’s performance for re-determining targets if necessary	GROUP NET PROFIT

	EBIT ITALY

Position	Target	Weight

CEO	Group EBIT	45%
	Group Net Financial Position	45%
	Objective ESG	10%

Executive Directors

Position	Target	Weight

Chief Financial Officer and CEO of RTI	Group Net Financial Position	30%
	EBIT of Radio Business Unit	30%
	EBIT of Digital Business Unit	30%
	Objective ESG	10%

Director of Institutional and Legal Affairs and Strategic Analysis	Costs of the Institutional and Legal Affairs and Strategic Analysis Department	90%
	Objective ESG	10%

Director of Human Resources, Operations, Technologies and Provisioning	Operating costs of the Operations Area	25%
	Cost of labour Italy	25%
	Costs & investments of the Technology Dept.	20%
	Procurement savings	20%
	Objective ESG	10%

CEO of Publitalia’80, Chairman of Digitalia’08, CEO and Chairman of MFE Advertising and Chairman of Publiespaña	Consolidated advertising revenues	75%
	Concessionaire costs	15%
	Objective ESG	10%

To each indicator, the performance-payout correlation scale is applied, which may cancel, reduce or increase by up to 125% the payout associated with the achievement of each objective.

The target performance objective of each economic - financial indicator is represented by the annual budget value, which is associated with a 100% payout. These values are not disclosed as they are price-sensitive information.

Plan clauses

The Plan regulation provides for a malus clause that gives the Company the right not to award the bonus, in whole or in part, in the event of deterioration of the Group’s financial position and/or if the performance objectives were determined based on data that have subsequently proved to be manifestly incorrect. In the latter case, a claw-back clause is also provided, which also applies if it is found that performance targets have been achieved on the basis of fraudulently falsified data. Further to that effect, Dutch company law allows the Company to reclaim, in full or in part, any bonus where such bonus was paid based upon incorrect information about the achievement of the bonus’s underlying goals.

Furthermore, if extraordinary circumstances occur that have a material impact on the importance and cohesion of the performance objectives, the Company’s Board of Directors will be able to evaluate whether to make relevant adjustments to the final assessment of the correlation parameters and/or the performance objectives set, with the aim of keeping the substantive and economic content of the Plan unchanged.

Variable, long-term component

On 19 June 2024, the Shareholders’ Meeting approved a medium-long-term incentive plan whose main objectives are as follows:

o	to ensure the growth of the value of the Company by aligning the interest of management with those of the shareholders;

o	to motivate management to achieve results that can be sustained over time;

o	to ensure the loyalty of key personnel so that they remain within the Group;

o	to ensure an adequate level of competitiveness of the compensation in the employment market

o	to support the Environmental, Social and Governance Group Strategy

With the aim of continuing the process of improving the remuneration policies and systems undertaken in recent years, the plan is designed to keep a constant alignment with the international best practices and with the recommendations introduced by the Dutch Corporate Governance Code.

The Plan is intended for the Chief Executive Officer and other Executive Directors and first and second line managers who hold strategically important positions, with a major impact on value creation for the Group and shareholders. The Recipients, of which there have been 30 on average in recent years, are selected by the Board of Directors on the proposal of the Nomination and Remuneration Committee. Starting from June 2024, consequently to the enlargement of the group, it was decided to include Mediaset España Directors with strategic impact on the long term value creation.

The plan consists in granting rights to receive free common A shares of MFE (so-called performance shares) at the end of a three-year vesting period, on condition of achieving pre-determined performance levels. More specifically, the plan provides for the attribution of base rights and of matching rights.

Base rights are determined depending on the choice of each recipient to assign one quarter or one half of the target bonus of his/her short-term incentive plan to the medium-long-term incentive system.

The beneficiary receives one additional matching right for each share received for the deferral of the short-term bonus.

The actual vesting of performance shares and shares granted as a matching right is subject to:

o	continuity of the employment relationship during the three-year vesting period

o	degree of achievement of the performance objectives of the plan.

The plan operates over three three-year granting cycles with assignment of the rights in the years 2024, 2025, and 2026 and provides, at the end of the 36-month vesting period, for a 24-month lock-up period for 20% of shares. This ensures that the interests of management are better aligned with the long-term interests of shareholders, as the total period for the vesting and holding of shares is five years.

The graph below shows the operating mechanism of the Plan.

In 2025, the rights relating to the second three-year cycle of the LTI 2024-2026 plan will be allocated. In addition, the shares related to the second cycle of the 2021-2023 plan will be attributed.

Objectives set for the Chief Executive Officer and for the other Executive Directors

For all recipients, the plan sets out the following performance objectives:

	Indicator	Weight

	Adjusted Three-year Group net profit[31]	40%
Performance objectives	Three-year Group Free Cash Flow	40%
	Relative TSR as compared to a reference panel of 4 other media companies	10%
	ESG objective: Managerial Gender Balance & CO2 Emissions	10% (5% Gender Balance, 5 % Co2 Emissions)

For economic and financial indicators, the performance achieved will be determined according to the three-year target defined by the multi-year plans approved by the Board of Directors.

31 “Adjusted Group Net Result” means the net profit of the Group, as potentially adjusted, on the basis of the application of the “dividend method” (instead of the “equity method”) in reporting the accounting value of investee companies over which MFE exercises significant influence. Such adjustment can be made by the Board of Directors for the purposes of this Plan only and to substantially maintain the economic content and the incentivisation objectives of the Plan unchanged.

As for the market-based indicator, the performance achieved will relate to the positioning of the Company’s TSR compared to that of companies included in the sample of 4 other European media competitors, consisting of TF1, Prosieben, Metropole Television and iTV. In particular, the performance under this indicator will be calculated based on the positioning of MFE’s TSR, as reported in the following table:

MFE’s Positioning	Performance
Best TSR	125%
2nd TSR	100%
3rd TSR	85%
4th TSR	60%
5th	0%

The TSR is calculated with the weighted averages of the TSR of MFE A and MFE B shares, according to their weight on the composition of the share capital.

Regarding the Gender Balance objective, performances will be calculated as shown in the following table

Performance	Performance
Gender Balance Target + 1%	125%
Gender Balance Target + 0.5%	115%
Gender Balance Target	100%
Gender Balance Target – 0.5%	85%
Gender Balance Target - 1%	60%
Gender Balance Target – 1.5%	0%

For the second three years cycle (2025-2027), the gender balance target is established as an incidence of the female gender on the management population equal to 32%.

With reference to CO2 Emissions, the performance achieved will be determined in reference to the three-year target defined by the Board of Directors, which for the second three years of the plan is confirmed as a 25% reduction in emissions.

The medium/long-term incentive system rewards a performance range (calculated as the average weighted performance of the three objectives) between 75% and 125%, corresponding respectively to the vesting of 50% and 125% of the assigned rights. In the event of intermediate results, a share of the rights will vest.

Plan clauses

The LTI regulation includes a malus clause that allows the Company not to award or pay out, in whole or in part, any shares that have not vested, if the financial or balance sheet situation of the Group deteriorates significantly. In addition, there are claw-back clauses in the event that the rights mature on the basis of data that turn out to be incorrect or forged. Further to that effect, Dutch company law allows the Company to reclaim, in full or in part, any bonus where such bonus was paid based upon incorrect information about the achievement of the bonus’s underlying goals.

Furthermore, if extraordinary circumstances occur that have a material impact on the importance and cohesion of the performance objectives, the Company’s Board of Directors will be able to evaluate whether to make relevant adjustments to the final assessment of the correlation parameters and/or the performance objectives set, with the aim of keeping the substantive and economic content of the Plan unchanged.

Benefits

To complement the compensation package, MFE offers non-monetary benefits mostly in the area of social security and assistance and to supplement the provisions of national employment agreements: supplementary health care plan, insurance for accidents, life and permanent disability caused by illness, company vehicle. In keeping with best practices, a third-party civil liability insurance policy (D&O) is also offered to Executive Directors covering their duties in their capacity both as managers and directors.

Pension Schemes

The Executive Directors receive the pension contribution in accordance with the provisions of the legislation in force in Italy, in proportion to their annual remuneration. Contributions are paid to the National Institute of Social Security (INPS), that will pay a pension when the pension requirements are met. The Company integrates the legal treatment through the payment of € 7,200 per year to a private supplementary pension fund.

Other payments

The Executive Directors, with the exception of the Chief Executive Officer, are the beneficiaries of a non-compete agreement which provides for a consideration paid annually and based on the duration and scope of the obligation derived from the agreement. By this agreement, beneficiaries undertake not to perform their activity in competition with those carried out within the sphere of their responsibilities in the Group, in Italy and in foreign countries where the Group has operations, under penalty of returning what the director received under the non-compete agreement.

These agreements, that are entered into during the working relationship, have been in force for several years. The Company has established that starting from 2017 any new non-compete agreements signed will provide for the payment to be made at the end of the employment relationship, at which time the non-competition constraint will become effective.

No payment is envisaged of discretional bonuses rewarding performance that refer to previously planned objectives, which will be managed through short and long-term incentive plans.

In the event an Executive Director has to be rewarded for the exceptional results obtained as part of extraordinary transactions (concerning for example revision of the Group’s scope), such decision will be the subject of a specific resolution by the Board of Directors, without the participation of the Executive Directors themselves, after having received the opinion of the Nomination and Remuneration Committee. However, payments cannot exceed the annual target value under the short-term incentive system.

Pay mix

The following graphs illustrate the overall pay mix, target and maximum, of the Chief Executive Officer and of the other Executive Directors, determined by the remuneration components described in the previous paragraphs.

The pay mix composition is shown in the different scenarios that may occur:

o	based on the individual choice of the short-term incentive share (SIA) to be allocated to the medium/long-term incentive system (LTI);

o	based on the values that the short and medium-long-term incentive can take, based on the performance obtained.

For the purposes of the representation, full satisfaction of the conditions for access to the incentive system are assumed, excluding therefore any ex-ante penalties on the target.

More specifically, the pay mix results of the following four cases are presented:

		Performance of Variable Incentive Systems
		Target	Maximum
Share of SIA allocated to LTI	25%	Scenario A	Scenario B
	50%	Scenario C	Scenario D

If the company-wide or individual objectives are not met or are insufficiently met, both the short- and medium/long-term variable components can be completely cancelled, which means that remuneration will comprise the fixed components only.

Pay-mix of the Chief Executive Officer

The following graphs show the overall pay-mix of the Chief Executive Officer in the four scenarios examined.

Pay-mix of other Executive Directors

As in the previous paragraph on delegated bodies, the following graphs show the overall pay-mix of the Executive Directors in the four scenarios examined.

Pay in the event of the termination of a position or work relationship

As managers of the Company, the Executive Directors have a permanent contract related to their employment relationship in MFE’s subsidiaries. The Company policy is to not set in advance the financial aspects of any early termination of the work relationship or mandate. However, consistently with market practice, it is provided that the compensation paid in case of termination/resolution of the work relationship does not exceed 12 months in relation to the fixed remuneration received as members of the Management Board, in addition, where applicable, to the amounts provided for by the legislation on termination of employment in case the respective member is an employee of the Company32. In this respect, the methods for determining the amount to be disbursed under the Medium/Long–Term Incentive Plan are described in the Plan Regulations. The Regulations determine that a terminated employee can be classed as a bad leaver or a good leaver depending on the reason that their employment was terminated, which then affects their payout levels33.

Remuneration of Chairman and Non-Executive directors

Currently, the Non-Executive Directors receive a fixed annual remuneration for the office of Non-Executive Directors and an additional remuneration for the participation in internal board committees.

There is no variable compensation component.

The fixed annual remuneration is equal to 40,000 euros, (raised to 60,000 for the Chairman) to which a fee of 40,000 euros (raised to 50,000 for the Chairmen) is added for the members of each internal board committee. The members of the Board of Directors are entitled, pursuant to the Articles of Association, to the reimbursement of expenses made for office reasons. With reference to the Chairman, as part of the overall revision agreement of the form of the employment relationship reached in July 201834, the current remuneration package was defined with the provision of an additional fixed component paid by Mediaset S.p.A. and some benefits35.

Pension contributions are recognized to Non-Executive Directors in accordance with the legislation in force in Italy. In the event of early termination of the mandate, no severance treatment is provided36.

A third-party civil liability insurance policy (D&O) is also offered to Non-Executive Directors covering their duties.

32 This amount includes the indemnity related to the notice period which is from 6 to 12 months on the basis of the years of seniority in the Company, in addition to a supplementary indemnity up to 24 months. The notice period, set by Italian law, from 6 to 12 months applies in case of early termination both for the Company and the Individual.

33 For more information on the classification of good and bad leavers, please refer to section 4.8 of the Explanatory Document on the Medium/Long-Term Incentive Plan, available here: https://www.mfemediaforeurope.com/binary/documentRepository/3/MFE%20-%202024-2026%20MLTIP%20Explanatory%20Document_2190.pdf

34 As announced to the market on 27 July 2018, as part of the agreement to terminate the executive employment contract of Fedele Confalonieri, an “end-of-office severance package” was agreed in advance and by exception, payable when the Chairman should cease to hold or not be renewed in his current position. This amount, equal to € 8.5 million gross, was also set in recognition of the extraordinary contribution that the Chairman has made to the Group since its foundation.

35 The amount relating to this additional component is equal to € 1.8 million. Further information is available in the press release dated 27 July 2018, available on the MFE Corporate website.

36 The mandate of Non-Executive Directors may be terminated early without any notice period.

REMUNERATION REPORT

Report on the Remuneration paid

The Remuneration Report provides a description of the implementation of the policy for 2024 for the Chairman, the Chief Executive Officer and the other Executive and Non-Executive Directors, considering transparency and compliance with the laws and regulations currently in force.

No deviations or derogation from the decision-making process for the implementation of the Remuneration Policy approved by the Shareholders’ Meeting on 19 June 2024 has taken place in 2024. Therefore, the total remuneration paid has been consistent with the approved Remuneration Policy, which has contributed to the long-term performance of the Company. In particular, the use of a variable component of the remuneration, split into a short-term (which embodies also environmental, social and governance sustainability goals) and a medium-long-term (share-based) component, makes the Remuneration Policy consistent with the creation of sustainable value for its shareholders and the growth of the market price of MFE’s shares. In evaluating the remuneration awarded to the Executive Directors, the Non-Executive Directors considered scenario analyses. Pursuant to these analyses, it considers the awarded remuneration appropriate. For the drafting of this Remuneration Report, in order to take into account the outcome of the 2024 meeting vote, characterized by a large consensus (99.81% of votes in favour), the methods of representation of the information were re-analysed and kept with the aim of always guaranteeing maximum transparency and communication. At present, the level of disclosure is the maximum possible which allows to balance a high level of information and transparency with the protection of price sensitive company information. The following paragraphs show the performance levels achieved with respect to the individual objectives of the short and medium-long-term variable components, identified in coherence with the group strategy. The paymix levels are presented in the following paragraph.

First and Last Name	Office	Fixed Compensation in MFE	Compensation form participation in Committees in MFE	Fixed Compensation from subsidiaries and associates		Compensation from participation in Committees froma subsidiaries and associates	Variable Compensation	Variable non equity Compensation (Bonus)	Pension (3)	Non- monetary benefits	Total	Fair Value of equity compensation
F. Confalonieri	CH.	60,000		1,920,000					19,144	20,470	2,019,614
P.S. Berlusconi	CEO	1,040,000		386,203	(1)			992,400	131,068	20,850	2,570,521	516,490
P. Arienti (5)	NON EX. DIR.	20,000	20,000								40,000
S. Bariatti	NON EX. DIR.	40,000	50,000						3,600		93,600
M. Berlusconi	NON EX. DIR.	40,000									40,000
M. Brogi	NON EX. DIR.	40,000	55,000						4,186		99,186
R. Cappiello (4)	NON EX. DIR.	20,000	10,000						2,400		32,400
C. Crespo Bofill (5)	NON EX. DIR.	20,000	20,000	30,000							70,000
J. Diez de Polanco (5)	NON EX. DIR.	20,000	20,000	30,000							70,000
C. Esclapon De Villeneuve (4)	NON EX. DIR.	20,000	15,000								35,000
G. Gallazzi	NON EX. DIR.	40,000	30,000						14,016		84,016
M. A. Giordani	EX. DIR.	40,000		1,174,081	(1)			248,100	451,002	9,919	1,923,102	129,122
G. Nieri	EX. DIR.	40,000		1,123,477	(1)			165,825	411,327	9,930	1,750,559	96,842
D. Pellegrino (2)	NON EX. DIR.	40,000									40,000
A. Piccinino	NON EX. DIR.	40,000	50,000						18,400		108,400
N. Querci	EX. DIR.	40,000		1,221,563	(1)			270,078	476,311	18,148	2,026,099	52,455
S. G. Sala	EX. DIR.	40,000		2,312,196	(1)			1,055,700	801,774	20,981	4,230,651	193,684
C. Secchi (4)	NON EX. DIR.	20,000	20,000						19,200		59,200

Ch.=Chairman; Non Ex. Dir.=Non Executive Director; Ex. Dir.=Executive Director

(1) It includes the Fixed Remuneration as an employee, the Non-Competition Agreement and the emoluments received in subsidiaries of MFE

(2) Payment order in favor of  Fininvest Spa

(3) For employment relationships, it includes the portion relating to “TFR”, equal to 6.90% of the overall remuneration, provided for by Italian law

(4) In office until 19/06/2024

(5) In office from 19/06/2024

Fixed component

In the financial year 2024, a fixed remuneration consistent with the approved Remuneration Policy was paid to the Chairman, the Executive Directors and the Non-Executive Directors.

Short-term variable component

The 2024 financial year was characterized by the achievement of positive results for the Group, which, also thanks to its increasing international dimension, succeeded in furthermore increasing its profitability and in generating cashflow from the Italian and Spanish activities of the previous year, getting better margins despite the continuing instability of the market and despite an unfavorable competitive context, with the major international sporting events rights not belonging to the Group. Advertising revenues were a central part of achieving these profits, recording year-on-year a strong growth on a consolidated basis to far exceed expectations.

The application of the short-term incentive system for the Chief Executive Officer and for the Executive Directors fully reflects the good performances achieved: as part of the annual incentive system, both parameters relating to the Group’s results were exceeded, resulting in the application of full targets. Likewise, good performances were achieved on all objectives assigned within the system. The ESG objectives introduced in the management incentive system have been fully achieved, testifying to the growing attention and sensitivity that the Group attributes to these issues.

The following table summarises the performance and payout achieved during the year for each individual target assigned to the CEO and to each Executive Director;

Position	Target		Weight	Performance	Payout

CEO	Group EBIT		45%	155%	125%
	Group Net Financial Position		45%	117%	125%
	Scorecard ESG:	Gender paygap	3%	100%	100%
		ESG Training Hours	3%	189%	125%
		Employees with ESG-related SIA targets	4%	104%	120%

Chief Financial Officer and CEO of RTI	Group Net Financial Position		30%	117%	125%
	EBIT of Radio Business Unit		30%	115%	125%
	EBIT of Digital Business Unit		30%	110%	125%
	Scorecard ESG:	Gender paygap	3%	100%	100%
		ESG Training Hours	3%	189%	125%
		Employees with ESG-related SIA targets	4%	104%	120%

Director of Institutional and Legal Affairs and Strategic Analysis	Costs of the Institutional and Legal Affairs and Strategic Analysis Department		90%	102%	110%
	Scorecard ESG:	Gender paygap	3%	100%	100%
		ESG Training Hours	3%	189%	125%
		Employees with ESG-related SIA targets	4%	104%	120%

Director of Human Resources, Operations, Technologies and Provisioning	Operating costs of the Operations Area		25%	101%	105%
	Cost of labour Italy		25%	100%	100%
	Costs & investments of the Technology Dept.		20%	103%	115%
	Procurement savings		20%	138%	125%
	Scorecard ESG:	Gender paygap	3%	100%	100%
		ESG Training Hours	3%	189%	125%
		Employees with ESG-related SIA targets	4%	104%	120%

CEO of Publitalia’80, Chairman of Digitalia’08, CEO and Chairman of MFE Advertising and Chairman of Publiespaña	Consolidated advertising revenues indexed to market		75%	105%	125%
	Concessionaire costs		15%	98%	80%
	Scorecard ESG:	Gender paygap	3%	100%	100%
		ESG Training Hours	3%	189%	125%
		Employees with ESG-related SIA targets	4%	104%	120%

We explain in the table below the level of achievement linked to the sustainability objectives:

	Objective	Actual
Gender Paygap	97%	97%
ESG Training Hours	1.00	1.89
Employees with ESG-related SIA targets	50	66

Medium long-term variable component

During 2024, on 31 July, in implementation of the third cycle of the 2024-2026 Medium / Long Term Plan, whose conditions are described in the 2024 Remuneration Policy, the Company’s Board of Directors assigned 929,916 A rights to the Chief Executive Officer and the Executive Directors, in addition to 543,690 A rights and 389,247 B rights assigned to them in 2023 and 617,316 A rights and 414,851 B rights assigned in 2022. The rights assigned will vest at the end of the vesting period, only after verifying the persistence of the working relationship and depending on the achievement of the performance targets set in the regulation (3-year Group Net Profit, 3-year Group Free Cash Flow, TSR).

In 2024, the Company’s Board of Directors assigned 213,806 A shares e 213.806 B shares to the Chief Executive Officer and the Executive Directors, related to the performance of the 2021-2023 plan, in addition to 238,844 A shares and 238,844 B shares attributed to the other managers of the Group who are beneficiaries of the Plan. In order to do so, 452.650 new MFE-A Shares were issued, while the MFE-B Shares were already available to the Group.

In particular, the performance of the three-year period 2021-2023 was equal to:

o	Cumulative Group Net Result for the three-year period 2021-2023 performance 162%

o	Cumulative Group Free Cash Flow for the three-year period 2021-2023: performance 139%

o	Total Relative Shareholder Return (TSR): performance 75%

Average Performance: 143%, which determined the vesting of 125% of the rights assigned

The following table shows the details of the rights and financial instruments assigned under the medium-long term incentive system:

		Financial instruments												Financial
		assigned during the									Financial instruments			instruments
		preceding financial years									vested during the financial			for the
		not vested during the						Financial instruments			year and that can be			financial
		financial year						assigned during the year			attributed			year
							Fair value at
							the			Market Price at	Number		Value at
		Number and			Number and		allottment			the allottment	and		maturity
First and last name	Plan	type		Vesting Period	type		date	Vesting Period	Allottment date	date	type *		date	Fair Value
	24-26 1st cycle				485,834	A	3.1893	31/07/2024-31/07/2027	31/07/2024	3.2933				516,490
	21-23 3rd cycle	196,811	A	01/08/2023 - 31/08/2026							-		-	156,694
	21-23 3rd cycle	140,904	B	01/08/2023 - 31/08/2026							-		-	162,627
P. S. Berlusconi	21-23 2nd cycle	223,463	A	14/07/2022 - 31/07/2025							-		-	154,711
	21-23 2nd cycle	150,172	B	14/07/2022 - 31/07/2025							-		-	152,024
	21-23 1st cycle										47,250	A	141,339
	21-23 1st cycle										47,250	B	197,689
	24-26 1st cycle				121,458	A	3.1893	31/07/2024-31/07/2027	31/07/2024	3.2933				129,122
	21-23 3rd cycle	78,724	A	01/08/2023 - 31/08/2026							-		-	62,677
	21-23 3rd cycle	56,362	B	01/08/2023 - 31/08/2026							-		-	65,051
M. Giordani	21-23 2nd cycle	89,385	A	14/07/2022 - 31/07/2025							-		-	61,884
	21-23 2nd cycle	60,069	B	14/07/2022 - 31/07/2025							-		-	60,810
	21-23 1st cycle										37,800	A	113,071
	21-23 1st cycle										37,800	B	158,151
	24-26 1st cycle				91,094	A	3.1893	31/07/2024-31/07/2027	31/07/2024	3.2933				96,842
	21-23 3rd cycle	59,043	A	01/08/2023 - 31/08/2026							-		-	47,008
	21-23 3rd cycle	42,271	B	01/08/2023 - 31/08/2026							-		-	48,788
G. Nieri	21-23 2nd cycle	67,039	A	14/07/2022 - 31/07/2025							-		-	46,413
	21-23 2nd cycle	45,052	B	14/07/2022 - 31/07/2025							-		-	45,608
	21-23 1st cycle										28,350	A	84,803
	21-23 1st cycle										28,350	B	118,614
	24-26 1st cycle				49,342	A	3.1893	31/07/2024-31/07/2027	31/07/2024	3.2933				52,455
	21-23 3rd cycle	31,982	A	01/08/2023 - 31/08/2026							-		-	25,463
	21-23 3rd cycle	22,896	B	01/08/2023 - 31/08/2026							-		-	26,426
N. Querci	21-23 2nd cycle	36,312	A	14/07/2022 - 31/07/2025							-		-	25,140
	21-23 2nd cycle	24,403	B	14/07/2022 - 31/07/2025							-		-	24,704
	21-23 1st cycle										15,356	A	45,935
	21-23 1st cycle										15,356	B	64,249
	24-26 1st cycle				182,188	A	3.1893	31/07/2024-31/07/2027	31/07/2024	3.2933				193,684
	21-23 3rd cycle	177,130	A	01/08/2023 - 31/08/2026							-		-	141,025
	21-23 3rd cycle	126,814	B	01/08/2023 - 31/08/2026							-		-	146,364
S. Sala	21-23 2nd cycle	201,117	A	14/07/2022 - 31/07/2025							-		-	139,240
	21-23 2nd cycle	135,155	B	14/07/2022 - 31/07/2025							-		-	136,822
	21-23 1st cycle										85,050	A	254,410
	21-23 1st cycle										85,050	B	355,841
	24-26 1st cycle				846,150	A	3.1893	31/07/2024-31/07/2027	31/07/2024	3.2933				899,542
	21-23 3rd cycle	470,375	A	01/08/2023 - 31/08/2026							-		-	374,497
	21-23 3rd cycle	336,763	B	01/08/2023 - 31/08/2026							-		-	388,681
Others	21-23 2nd cycle	507,813	A	14/07/2022 - 31/07/2025							-		-	351,576
	21-23 2nd cycle	341,255	B	14/07/2022 - 31/07/2025							-		-	345,464
	21-23 1st cycle										238,844	A	714,454
	21-23 1st cycle										238,844	B	999,299

* As for the rights already assigned under 2021 Incentive Plan, the Board decided that each right assigned is considered a category B right and a category A right is attributed for each of them.

Other payments

In the 2024 financial year, the amounts under the Non-Competition agreement were paid to the Executive Directors in accordance with the Remuneration Policy approved by the Shareholder’s Meeting on 19 June 2024.

No one-off bonuses were paid during the year.

The company and the subsidiaries have not granted any loans, advances or guarantees to any board member of MFE. In addition to this, no claims for the repayment, wholly or in part, of a bonus have taken place.

Pay mix

The final paymix levels are as follow:

Comparison between the compensation of Directors, the results of the Group and the average compensation of employees

This paragraph draws a comparison between the compensation of the Directors of the Company, the economic and financial performance of the Group, the average compensation of the Group’s employees and the pay ratio over the past 5 years.37

37 The pay ratio is calculated by comparing the remuneration components of the CEO (fixed remuneration, variable remuneration, medium-long term component paid during the year valued at fair value) compared to the average remuneration of the employees (calculated by adding the fixed remuneration, variable remuneration, medium/long term paid during the year valued at fair value).

The Remuneration of the Executive Directors is confirmed substantially in line with the previous year, with a slight increase which reflects the achievement of good corporate performances characterized in particular by a growth in operating profitability both at Group level and for the Italian perimeter, where their operational responsibilities are primarily concentrated. The CEO’s Remuneration is higher because of the increase decided and approved in the 2024 Remuneration Policy, with a consequential effect on the payratio. In addition, the table highlights the increase given to S. Sala, in compliance with the approved paymix, which awards the excellent performance of the advertising revenues, both compared to the previous year and to the market trends.

The short-term incentive system is therefore confirmed an effective tool for direct connection between remuneration and performance.

	var %	2024	2023		2022	2021	2020
Performance Gruppo Mediaset
Group Revenues	5%	2949.50	2810.40		2801.20	2914.30	2636.80
EBIT Itay	42%	209.40	147.20		88.50	192.10	38.50
Group EBIT	18%	355.80	302.30		280.10	418.00	269.70
Adjusted Group Net Profit	23%	266.10	217.00
Group Net Profit	-34%	137.80	209.20		216.90	374.10	139.30
Group Free Cash Flow	23%	343.30	279.60		366.20	507.00	311.80

Directors Remuneration
Pier Silvio Berlusconi	32%	3,968,073	3,002,917		2,738,497	2,202,411	1,668,777
Marco Angelo Giordani	1%	1,849,547	1,823,757		1,775,484	2,005,892	1,401,269
Gina Nieri	1%	1,619,828	1,609,026		1,576,478	1,785,527	1,364,455
Niccolo’ Querci	1%	1,689,007	1,667,795		1,645,145	1,836,832	1,478,053
Stefano Guido Sala	22%	3,988,948	3,264,683		3,161,234	3,433,222	2,506,447
Fedele Confalonieri	1%	1,980,000	1,961,250		1,935,000	1,905,000	1,875,000
Patrizia Arienti		20,000
Marina Berlusconi	0%	40,000	40,000		40,000	40,000	40,000
Marina Brogi	0%	40,000	40,000		40,000	40,000	40,000
Stefania Bariatti	0%	40,000	40,000		40,000	40,000
Raffaele Cappiello		20,000	40,000		40,000	40,000	40,000
Consuelo Crespo Bofill		50,000
Javier Diez de Polanco		50,000
Costanza Esclaplon De Villeneuve		20,000	40,000		40,000	40,000	40,000
Giulio Gallazzi	0%	40,000	40,000		40,000	40,000	40,000
Alessandra Piccinino	0%	40,000	40,000		40,000	20,000
Danilo Pellegrino	0%	40,000	40,000		40,000	40,000	40,000
Carlo Secchi		20,000	40,000		40,000	40,000	40,000

Average Employee Compensation	4%	66,118	63,316	*	64,271	63,815	62,321

Pay Ratio		60	47		43	35	27

* From 2023 the average remuneration of employees is included in the calculation perimeter of Grupo Audiovisual Mediaset España following the integration into MFE.

# ANNUAL REPORT 2024

## Consolidated Financial Statements and Explanatory Notes

MFE-MEDIAFOREUROPE GROUP

CONSOLIDATED STATEMENT OF INCOME

INCOME STATEMENT	Notes	2024	2023
Revenues from sales of goods and services	6.1	2,913.6	2,785.0
Other income	6.2	35.9	25.4
Personnel expenses	6.3	(518.4)	(476.5)
Purchases, services, other costs	6.4	(1,639.0)	(1,551.6)
Amortisation, depreciation and impairments	6.5	(436.3)	(480.1)

Total costs		(2,593.7)	(2,508.1)

Operating result		355.8	302.3
Financial expenses	6.6	(61.6)	(58.5)
Financial income	6.7	37.8	32.1
Result from investments accounted for using the equity method	6.8	(98.5)	3.9

Profit before tax		233.5	279.7

Income taxes	6.9	(93.1)	(62.9)

NET PROFIT FOR THE YEAR		140.4	216.8

Attributable to:
- Equity shareholders of the parent company		137.9	209.2
- Non-controlling interests		2.4	7.5

Earnings per share (€)	6.10
- Basic		0.25	0.37
- Diluted		0.24	0.37

MFE-MEDIAFOREUROPE GROUP

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Notes	2024	2023
NET PROFIT FOR THE YEAR (A):		140.4	216.8

Other Comprehensive income/(loss) that may be subsequently reclassified to profit and loss		3.5	(25.9)
Effective portion of gains and losses on hedging instruments (cash flow hedge)	9.5	(4.8)	(25.6)
Share of other comprehensive income/(loss) of associates and joint ventures	9.4	7.1	(6.5)
Tax effects	9.4	1.2	6.1
Other Comprehensive income/(loss) that will not be reclassified to profit and loss		(1.0)	3.0
Actuarial gains and losses on defined benefit plans	9.4	1.9	(1.7)
Gains and losses on options valuation	9.4	(4.3)	17.8
Other gains and losses on investments at FVOCI	9.4	0.9	(12.8)
Tax effects	9.4	0.5	(0.4)

TOTAL OTHER COMPREHENSIVE INCOME/(LOSS) NET OF TAX EFFECTS (B)		2.5	(22.9)

TOTAL COMPREHENSIVE INCOME (A)+(B)		142.8	193.8
attributable to:
- Equity shareholders of the parent company		140.4	182.1
- Non controlling interests		2.4	11.7

MFE-MEDIAFOREUROPE GROUP

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Notes	31/12/2024	31/12/2023
NON-CURRENT ASSETS
Property, plant and equipment	7.1	285.0	311.2
TV and movie rights	7.2	716.8	752.6
Goodwill	7.3	809.6	804.7
Other intangible assets	7.5	448.2	464.6
Investments in associates and joint venture	7.6	862.8	909.5
Other financial assets	7.7	50.5	93.9
Deferred tax assets	7.8	281.1	327.2
TOTAL NON-CURRENT ASSETS		3,454.1	3,663.7

CURRENT ASSETS
Inventories	8.1	80.8	61.9
Trade receivables	8.2	783.9	775.4
Tax receivables	8.3.1	27.3	28.2
Other receivables and current assets	8.3.2	276.7	265.6
Current financial assets	8.4	21.4	38.8
Cash and cash equivalents	8.5	132.5	175.3
TOTAL CURRENT ASSETS		1,322.6	1,345.2
Non-current assets held for sale	8.6	11.5	-
TOTAL ASSETS		4,788.2	5,008.9

MFE-MEDIAFOREUROPE GROUP

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

SHAREHOLDERS’ EQUITY AND LIABILITIES	Notes	31/12/2024	31/12/2023
SHARE CAPITAL AND RESERVES
Share capital	9.1	161.7	161.7
Share premium reserve	9.2	1,149.6	1,149.6
Treasury shares	9.3	(337.1)	(358.0)
Revaluation reserves	9.4	(0.5)	(38.2)
Retained earnings and other reserves	9.5	1,757.1	1,744.8
Net profit for the year		137.9	209.2
Group Shareholders’ Equity		2,868.7	2,869.1
Non-controlling interest in net profit		2.4	3.4
Non-controlling interest in share capital, reserves and retained earnings		1.5	1.5
Non-controlling interest		3.9	4.9
TOTAL SHAREHOLDERS’ EQUITY		2,872.7	2,874.0

NON-CURRENT LIABILITIES
Post-employment benefit plans	10.1	46.4	49.3
Deferred tax liabilities	7.8	88.9	84.8
Financial liabilities and payables	10.2	372.6	801.1
Provisions (non current portion)	10.3	32.2	29.3
TOTAL NON-CURRENT LIABILITIES		540.1	964.6

CURRENT LIABILITIES
Due to banks	11.1	409.5	231.5
Trade and other payables	11.2	617.9	602.6
Provisions (current portion)	10.3	60.8	69.1
Current tax liabilities	11.3	21.0	11.8
Other financial liabilities	11.4	64.4	63.9
Other current liabilities	11.5	201.7	191.4
TOTAL CURRENT LIABILITIES		1,375.4	1,170.3
TOTAL LIABILITIES		1,915.5	2,134.9
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		4,788.2	5,008.9

MFE-MEDIAFOREUROPE GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	2024	2023
CASH FLOW FROM OPERATING ACTIVITIES:
Operating result		355.8	302.3
+ Depreciation, amortisation and impairments		436.3	480.1
+ Other provisions and non-cash movements	12.1	9.7	11.7
+ Change in trade receivables		(20.9)	(26.6)
+ Change in trade payables		89.8	15.6
+ Change in other assets and liabilities	12.2	(20.0)	16.5
- Income tax paid		(35.7)	(30.6)
Net cash flow from/(used in) operating activities [A]		815.0	769.0

CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from the sale of property, plant and equipment and intangible		3.0	0.4
Payments for investments in TV and movie broadcasting rights		(410.3)	(421.0)
Payments in investments in property, plant and equipment and intangible		(45.0)	(47.1)
Proceeds from government grants	12.3	5.4	6.6
Payments for equity investments in associates and joint ventures	12.4	(22.4)	-
Proceeds/(Payments) for hedging derivatives on financial assets	12.5	9.7	(0.3)
Proceeds/(Payments) for other financial assets	12.6	(5.6)	(78.7)
Dividends received	12.7	27.8	29.6
Business combinations net of cash and cash equivalents acquired	12.8	6.0	-
Net cash flow from/(used in) investing activities [B]		(431.4)	(510.5)

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from financing	12.11	-	280.0
Financing repayments	12.11	(231.9)	(612.3)
Dividends paid		(143.4)	(142.1)
Changes in other financial liabilities	12.11	(30.8)	(23.6)
Interest paid	12.9	(20.1)	(27.5)
Changes in controlling interest	12.10	-	(80.2)
Net cash flow from/(used in) financing activities [C]		(426.2)	(605.7)
CHANGE IN CASH AND CASH EQUIVALENTS (D=A+B+C)		(42.6)	(347.2)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD [E]		175.3	522.5
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (F=D+E)		132.5	175.3

MFE-MEDIAFOREUROPE GROUP

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Share premium reserve	Treasury shares	Revaluation reserve	Retained earnings and other reserves	Net profit for the period	Total equity attributable to equity shareholders of the parent company	Total equity attributable to non-controlling interests	TOTAL SHAREHOLDERS’ EQUITY
Notes	9.1	9.2	9.3	9.4	9.5
Balance at 31/12/2022	800.3	424.0	(390.7)	(248.4)	1,865.7	216.9	2,667.9	225.7	2,893.6
Allocation of the parent company’s 2022 net profit	-	-	-	-	216.9	(216.9)	-	-	-
Dividends paid	-	-	-	-	(140.1)	-	(140.1)	(2.0)	(142.1)
Increase in share capital due to the merger	13.3	79.0	-	-	-	-	92.3	-	92.3
Decrease in share capital	(646.6)	646.6	-	-	-	-	-	-	-
Share based payment reserve evaluation	-	-	-	-	4.7	-	4.7	-	4.7
(Purchase)/sale of treasury shares	-	-	32.7	-	-	-	32.7	-	32.7
Gains/(losses) from transaction of treasury shares	(5.3)	-	-	-	(27.4)	-	(32.7)	-	(32.7)
Changes in controlling stake on subsidiaries	-	-	-	-	66.4	-	66.4	(230.5)	(164.1)
Other changes	-	-	-	230.8	(235.0)	-	(4.1)	-	(4.1)
Comprehensive income/(loss)	-	-	-	(20.6)	(6.5)	209.2	182.1	11.7	193.8
Closing balance at 31/12/2023	161.7	1,149.6	(358.0)	(38.2)	1,744.8	209.2	2,869.1	4.9	2,874.0

Closing balance at 31/12/2023	161.7	1,149.6	(358.0)	(38.2)	1,744.8	209.2	2,869.1	4.9	2,874.0
Allocation of the parent company’s 2023 net profit	-	-	-	-	209.2	(209.2)	-	-	-
Dividends paid	-	-	-	-	(140.1)	-	(140.1)	(3.4)	(143.5)
Increase in share capital	0.0	(0.0)	-	-	-	-	-	-	-
Share based payment reserve evaluation	-	-	-	-	0.5	-	0.5	-	0.5
(Purchase)/sale of treasury shares	-	-	21.0	-	-	-	21.0	-	21.0
Gains/(losses) from transaction of treasury shares	-	-	-	-	(15.2)	-	(15.2)	-	(15.2)
Business Combinations/ changes in consolidation area	-	-	-	-	(2.9)	-	(2.9)	-	(2.9)
Other changes	-	-	-	43.9	(47.8)	-	(3.9)	-	(3.9)
Comprehensive income/(loss)	-	-	-	(6.1)	8.6	137.9	140.4	2.4	142.8
Closing balance at 31/12/2024	161.7	1,149.6	(337.1)	(0.5)	1,757.1	137.9	2,868.7	3.9	2,872.7

EXPLANATORY NOTES

1. GENERAL INFORMATION

MFE-MEDIAFOREUROPE N.V. (“MFE” or the “Company”) is a listed joint-stock company (naamloze vennootschap) subject to Dutch legislation and registered in the Dutch Commercial Register (No. 83956859). It was incorporated on 26 November 1987. Its registered office (statutaire zetel) is at Prinsengracht 462 in Amsterdam (the Netherlands) and its headquarters and tax residence are at Viale Europa 46, 20093 Cologno Monzese, Milan, Italy. Its ultimate controlling party is Fininvest S.p.A. The MFE ordinary shares are listed on Euronext Milan, a regulated market organised and managed by Borsa Italiana SpA, with tickers MFEA and MFEB. Since 14 June 2023, it has also been listed for trading on the Spanish Stock Exchanges of Barcelona, Bilbao, Madrid and Valencia organised and managed by the relevant stock market management companies (Sociedades Rectoras de las Bolsas de Valores).

MFE is a multinational media group, mainly operating in the television industry in Italy and Spain.

In Italy, Mediaset is the leading operator by audience share and advertising market share in the commercial television broadcasting sector, with three of Italy’s biggest general interest networks and an extensive portfolio of thematic free-to-air and pay TV channels - both linear and non-linear/OTTV) - with a broad range of cinema, TV series and children’s channel content. In recent years, Mediaset has also set up its own radio segment through acquisitions, bringing together four of the largest national broadcasters.

In Spain, MFE operates through Grupo Audiovisual Mediaset España, the leading Spanish commercial television broadcaster with two main general interest channels (Telecinco and Cuatro) and a range of free-to-air thematic channels. The Group is also active in content production, OTT services and digital publishing activities.

The Group is also the largest shareholder, with an investment equal to 29.99% of share capital (30.8% of voting rights), of ProSiebenSat.1 Media SE, one of the largest television media groups in Europe and enjoys a position of leadership in Germany, Austria and Switzerland. It is listed on the Frankfurt Stock Exchange.

2. PRESENTATION BASIS AND ACCOUNTING STANDARDS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

These consolidated financial statements are:

–	prepared in accordance with the International Financial Reporting Standards (IAS/IFRS) as adopted by the European Union (EU) and satisfy the financial reporting obligations contained in Part 9 of Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the International Financing Reporting Interpretations Committee (IFRIC) effective year-end 2023 have been adopted by the EU. Consequently, the accounting policies applied by the Company also fully comply with IFRS as issued by the IASB.

–	prepared by the Board of Directors of the Company and authorised for issue on 16 April 2025 and will be submitted for adoption to the Annual General Meeting of Shareholders on 18 June 2025.

–	prepared on the historical costs basis unless certain financial instruments which have been measured at fair value in accordance with IFRS 9 and IFRS 13.

–	presented on a going-concern basis, having the Directors verified that there are no financial, operational or other indications pointing to any critical issues that could affect the Group’s ability to meet its obligations in the foreseeable future. The risks and uncertainties regarding the business are described in the Directors’ Report on Operations. The way in which the Group manages its financial risks, including liquidity and capital risk, is described in the section entitled “Disclosure on financial instruments and risk management policies” in these Explanatory Notes.

–	presented in Euro, which is the functional currency used for the majority of the Group’s operations.

The amounts shown in this note are expressed in millions of euro.

2.1 ACCOUNTING ESTIMATES AND JUDGEMENTS

In preparing the consolidated financial statements and the Explanatory notes to the consolidated financial statements, management is required to make estimates and judgements mainly necessary to measure certain assets and liabilities and evaluate contingent assets and liabilities. The application of accounting policies requires Judgments that impact the amount recognised. Additionally amounts recognised are based on factors that are by default associates with uncertaintly. Where applicable, the estimates and judgments are described per note within the consolidated financial statements.

Specifically, in preparing these Consolidated Financial Statements and after considering the events and circumstances during the reporting period in relation to the Group’s 29.99% share capital in ProsiebenSat1 Media SE (“P7S1”), the directors again recognised the significant influence exercised by the Group on that investee as at 31 December 2024, as previously recognised since 30 June 2023, as a result of which the investment is accounted for in accordance with IAS 28 (Investments in Associates and Joint Ventures). These assessments are reported in greater detail Note 4 below. Key Information relating to the Scope of Consolidation, which describes the most significant corporate transactions and changes in the scope of consolidation during the year.

On the other hand, the most significant areas of the financial statements that required estimates and the related notes to be made were as follows:

–	assumptions used in impairment testing (note 7.4 Assessment of recoverability of goodwill and other non-current assets, Note 7.6 Investments in associates and joint ventures)

–	estimating the useful life of tangible and intangible assets (note 7.1 Property, plant and equipment; 7.2 Television and Movie Rights; 7.5 Other intangibles assets)

–	assessment of the recoverability period of carried forward tax losses (note 7.8 Deferred tax assets and liabilities)

–	assessment of credit risk for trade and financial receivables (note 8.2 Trade receivables)

–	assumptions for discount rates, future salary increase and life expectancy to calculate the employees defined benefit plan (note 10.1 Post Employment Benefits Plans)

–	assessment of the likelihood and estimating timing and potential cash flow relating to claims and litigations (note 10.3 Provisions and contingent liabilities)

The estimates used in preparing these consolidated financial statements have mainly been used to appraise the recoverable amount of the cash generating units (CGUs) to which goodwill or other assets with definite or indefinite useful lives are allocated for the purposes of periodic testing as required by IAS 36. In accordance with IAS 36, these assets should be measured at their recoverable value, using the higher of (i) their value in use or (ii) their fair value net of disposal costs. Estimating the value in use involves, first, identifying the expected future cash flows that each asset or cash generating unit (CGU) will produce in its current condition, based on the five-year plans (2025-2029) drawn up on the basis of the guidelines approved by the Board of Directors on 26 February 2025, and, second, determining an appropriate discount rate.

The main uncertainties that could influence this estimate relate to determining the Weighted Average Cost of Capital (WACC) and the growth rate (g-rate) of the cash flows beyond the explicit forecast period, the development of the industry markets and, therefore, the assumptions made in appraising the expected cash flows for the years explicitly forecast and the cash flows used to determine the Terminal Value. Estimating fair value, on the other hand, involves applying the measurement criteria and techniques envisaged by IFRS 13 to determine - using one or more measurement techniques designed to maxi the observable inputs - the price that would be received, as at the measurement date, from the sale of an asset or a group of assets in an orderly transaction between market participants on the main market for those assets.

In drawing up these Consolidated Financial Statements, it was also necessary to verify the recoverable value of the investment held in the associate ProsiebenSat1. The carrying amount of this investment measured under IAS 28 as at 31 December 2024 before the impairment test (EUR 578.4 million) was higher than its stock market value at the same date (EUR 346.4 million). The management used public available information to calculate the recoverable amount. As the result of the impairment test the carrying value at balance sheet date was EUR 450.2 million. For more information, see Note 7.6.

As regards the main financial assets tested under IFRS 9, the general creditworthiness of the counterparties was not seen to have deteriorated significantly enough as to significantly impact the Expected Credit Losses, which have also been updated based on the market parameters observable at the date of this consolidated financial statements. Therefore, there were no significant impacts in terms of apply write-downs of recognised assets.

The impairment and recoverability testing of the deferred tax assets posted in the financial statements as at 31 December 2024, with particular reference to the prior years’ tax losses generated in the Italian consolidated tax return, took into consideration the taxable income on the basis of the five-year plans (2025-2029) used for impairment testing for the explicit forecast period and, through extrapolation from the latter of the expected taxable income for the subsequent periods. Impairment testing also took into consideration the effects of the temporary differences on which deferred tax liabilities are recorded. In light of the tests conducted on this basis, the recovery period has been set at five/six years.

The estimates and assumptions above are periodically revised and the impacts of each change are recognised in the income statement.

3. SUMMARY OF ACCOUNTING STANDARDS AND MEASUREMENT BASIS

ACCOUNTING STANDARDS, AMENDMENTS AND INTERPRETATIONS APPLIED AS FROM 1 JANUARY 2024

Since 1 January 2024, the following new accounting standards and/or amendments and interpretations of standards previously in force have become applicable.

From 1 January 2024, the MFE Group (as a Multinational Group that has exceeded the revenue threshold of EUR 750 million for two of the previous four years) falls within the Pillar-Two income tax bracket provided for in Directive 2022/2523 and adopted in Italy by Legislative Decree 209/2023, which aims to ensure a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the Union.

The Group has applied the mandatory temporary exception provided for by the Amendment to IAS 12 “International Tax Reform-Pillar Two Model Rules”, which provides that information on deferred tax assets and liabilities relating to Pillar-Two income taxes are not hereby recognised and disclosed.

Moreover, given the novelty and complexity involved in determining the level of effective taxation, Pillar-Two legislation provides the option (for the first periods in which they are in effect; i.e. the “transitional” rules valid for periods beginning before 31 December 2026 and ending no later than 30 June 2028) to apply simplified “safe harbour” rules (granting an exception from country-by-country reporting) based primarily on the accounting information available for each relevant jurisdiction which, if at least one of three tests is passed will decrease compliance costs and reduce Pillar-Two taxes to nil.

Based on known or reasonably estimable information for the Group, there are no issues in this area which could significantly affect these Consolidated Financial Statements.

On 23 January 2020, the IASB issued an amendment called “Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current”, and on 31 October 2022 it issued an amendment called “Amendments to IAS 1 Presentation of Financial Statements: Non-Current Liabilities with Covenants”. These amendments aim to clarify how current and non-current payables and other liabilities are classified. The amendments also enhance the information that an entity must disclose when its right to defer settlement of a liability for at least 12 months is subject to compliance with certain parameters (i.e., covenants).

On 22 September 2022, the IASB issued an amendment called “Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback”. The amendments require a seller-lessee to measure the lease liability arising from a sale and leaseback transaction in a way that does not result in recognition of any gain or loss that relates to the right of use it retains.

On 25 May 2023, the IASB published an amendment entitled “Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements”. These amendments require entities to disclose information about reverse factoring arrangements that enables users of financial statements to assess who the financial arrangements with providers might influence an entity’s liabilities and cash flows and to understand the effect of those arrangements on the entity’s liquidity risk exposure.

The adoption of these amendments has had no impact on these Consolidated Financial Statements.

Financial statements

The Consolidated Statement of Financial Position has been prepared according to the requirements of presenting current and non-current assets and liabilities separately. An asset is defined as current when it satisfies any of the following criteria:

–	it is expected to be realised, or intended to be sold or consumed, in its normal operating cycle;

–	it is held primarily for the purpose of trading;

–	it is due to be realised within twelve months after the end of the reporting period; or

–	it is cash or a cash equivalent, unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All assets other than those meeting one of the criteria set out above are classed as non-current. A liability is defined as current when it satisfies any of the following criteria:

–	it is expected to be settled in its normal operating cycle;

–	it is held primarily for the purpose of trading;

–	it is due to be settled within twelve months after the end of the reporting period; or

–	the entity does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets (liabilities) are classified as non-current assets (liabilities).

The Income Statement has been prepared by allocating costs based on their nature, using the same methodology as the Group’s internal reporting and in line with the prevailing international practices in the industry. Income is presented as Operating Result and Profit Before Tax. Operating Result is the difference between Revenues from sales of goods and services, Other income and operating costs (the latter of which include non-monetary costs relating to amortisation, depreciation and impairments of current and non-current assets, net of any reversal).

The Comprehensive Income Statement shows the cost and revenue items, after tax, which are posted directly to shareholders’ equity reserves as required or permitted by the various International Accounting Standards. These items are further divided into those that may be reclassified to the income statement in the future and those that cannot be reclassified. Each type of significant shareholders’ equity reserve shown in the statement is accompanied by a reference to the explanatory notes below, which contain related information and breakdowns, and changes on the previous fiscal year.

The Cash Flow Statement has been prepared using the indirect method, whereby Operating Result is adjusted to take into account non-cash revenue, deferrals or accruals of past or future operating cash receipts or payments, and income or expense items associated with investing or financing cash flows. Investments in television broadcasting rights are included within investment activities. Similarly, receipts and payments from the hedging of cash flows for foreign currency payments of television broadcasting rights are given the same classification as the hedged item, falling under cash flow from investments activities. Income and expenses relating to medium/long-term financing transactions and related hedging derivatives, as well as dividends paid, are included within financial activities.

The Statement of Changes in Shareholders’ Equity shows the changes that have taken place in shareholders’ equity items in relation to:

–	allocation of the profit of the Group Parent and subsidiaries for the period to shareholders;

–	breakdown of comprehensive income/loss;

–	amounts relating to transactions with shareholders;

–	purchases and sales of treasury shares;

–	impact from any changes to accounting standards.

PRINCIPLES AND SCOPE OF CONSOLIDATION

The Consolidated Financial Statements includes the financial information of MFE-MEDIAFOREUROPE N.V. and of the Italian and foreign companies over which MFE is entitled to exercise direct or indirect control, meaning that the investor is able to influence its returns (exposure or rights to variable returns) by exercising power, meaning that it is able to direct the relevant activities of the controlled entity - i.e. the activities that significantly affect the investee’s returns.

Generally, the majority of the voting rights entails control. In support of this presumption and when the Group holds less than a majority of the voting rights (or similar rights), the Group considers other relevant facts and circumstances to determine whether it controls the investee, including:

–	contractual agreements with other holders of voting rights;

–	rights arising from contractual agreements;

–	voting rights and potential voting rights held by the Group.

The assets and liabilities, and the expenses and income of the subsidiaries, are consolidated line-by-line, meaning that they are included in their entirety in the consolidated financial statements. The carrying amount of these investments is offset against the corresponding portion of equity of the investee companies, giving each individual asset and liability item its current value at the date of acquisition of control (Purchase Method), or when the Full Goodwill Method is applied (an option that can be exercised separately for each individual business combination) by also recognising the amount of goodwill not belonging to the Group with an offsetting entry of the minority interest in equity. The Group has not yet taken up this option. Any remaining difference, if positive, is recorded under the non-current asset item “Goodwill” and, if negative, is recognised as income in profit and loss.

In the case of acquisitions of controlling investments with the same ultimate parent company (business combination under common control), which are excluded from the scope of obligatory application of IFRS 3, and in the absence of specific IAS/IFRS standards or interpretations for these types of operations, the principle of carry-over method is generally considered to apply, taking into account the provisions of IAS 8. According to that principle, the assets and liabilities must be transferred to the acquirer’s financial statements for the amounts recorded in the consolidated financial statements as at the date of the transfer of the ultimate parent company of the parties that carry out the business combination, with any difference between the consideration paid for the investment and the carrying amount of the assets recognised in the relevant Group shareholders’ equity reserve.

In preparing the consolidated financial statements, all receivables, payables, costs and revenues between consolidated companies, as well as unrealised profits on intercompany operations, have been eliminated.

The amounts of shareholders’ equity and income for the period of the consolidated companies belonging to non-controlling shareholders are identified and shown separately in the Consolidated Statement of Financial Position and the Consolidated Statement of Income.

In the event of a loss of control, the difference between the fair value of consideration received and the carrying amount of consolidated net assets is recognised in profit and loss. If the set of activities discontinued constitutes a material business (a business sector or a business unit), this difference is posted to Net profit/(loss) from discontinued operations., together with the profit or loss generated by the discontinued activities up until the date of deconsolidation. Changes resulting from purchases or sales of non-controlling interests held in subsidiary companies are treated as transactions with shareholders, as long as they do not result in a loss of control. Consequently, the difference between the fair value of the consideration paid or received for these transactions and the adjustment made to minority interests is recognised under Reserve for transactions with non-controlling interests (including under “Other Reserves”) of the shareholders’ equity of the holding company. Likewise, in accordance with IAS 32, transaction costs must also be recognised in shareholders’ equity.

The assets and liabilities of foreign companies that fall within the scope of consolidation and that originate in currencies other than the Euro, including goodwill and fair value adjustments of the assets and liabilities identified at the time of allocation of the price paid in a business combination, are translated using the spot exchange rates at the financial statement reporting date; income and costs, on the other hand, are translated at the average exchange rate for the year. Any translation differences that arise from applying these methods are recognised under a special shareholders’ equity reserve until the investment is sold.

The associates and joint ventures are recognised in the consolidated financial statements using the equity method, as described in the Equity investments item below.

Pursuant to IAS 28, an associate is a company in which the Group is able to exercise significant influence, but not control or joint control, by participating in decisions regarding the financial and operational policies of the investee.

On the other hand, with reference to IFRS 11, a joint venture is an arrangement whereby the parties that have joint control have rights to the net assets of the arrangement (shareholders’ equity).

Joint control is defined as the contractually agreed sharing of control of an arrangement, which exists only when the significant decisions relating to the activity require the unanimous consensus of all parties sharing control.

Goodwill

The goodwill resulting from the acquisition of control of an investment or of a business unit is the excess of the acquisition cost, understood as being the consideration transferred in the business combination, plus the fair value of any investment that was previously owned in the acquired business, over the fair value of the identifiable assets, liabilities and contingent liabilities of the acquired business at the date of acquisition.

For the purposes of calculating goodwill, the consideration transferred in the business combination is calculated as the sum of the fair values of the assets transferred and the liabilities assumed by the Group at the date of acquisition and of the capital instruments issued in exchange for the control of the acquired entity, also including the fair value of any contingent considerations subject to conditions established in the acquisition agreement.

Any goodwill adjustments may be recognised in the measurement period (which cannot be more than one year from the date of acquisition) that are due to either subsequent changes in the fair value of the contingent considerations or to the calculation of the fair value of the assets and liabilities acquired, if recognised only provisionally at the date of acquisition and when these changes are calculated as adjustments based on additional information regarding facts and circumstances existing at the date of the business combination.

Any subsequent differences compared to the initial estimate of the fair value of liabilities for contingent considerations are recognised in the income statement, unless they derive from additional information existing at the acquisition date (in which case they can be adjusted within 12 months from the acquisition date). Likewise, any rights to receive back some parts of the consideration paid if certain conditions arise must be classified as assets by the acquirer.

The transaction costs for business combinations are recognised in the accounting period when they are incurred, with the exception of those incurred for issuances of debt securities or shares that must be recognised in accordance with IAS 32 and IFRS 9.

In the case of acquisition of controlling interests of less than 100%, the goodwill and the corresponding non controlling interest in the goodwill can be calculated at the acquisition date either with respect to the percentage control acquired (partial goodwill) or by measuring the fair value of the non controlling shareholdings (full goodwill method).

The measurement method can be chosen from time to time for each transaction.

For step acquisitions of controlling interests the acquirer must recalculate the fair value of the previously held interest, up till that time, recognised, depending on the case, in accordance with IFRS 9 – Financial Instruments, in accordance with IAS 28 – Investments in Associates and Joint Ventures or in accordance with IFRS 11 – Joint arrangements, as if it had been sold and reacquired at the date when control was acquired, recognising any gains or losses resulting from that measurement in the income statement. In addition, in these circumstances any amount previously recognised in shareholders’ equity as Other comprehensive income and losses must be reclassified to the income statement, except where the investment is designated as a financial asset measured at FVOCI without recycling to profit and loss.

In the case of disposal of controlling interests, the remaining amount of goodwill attributable to the interests is included in the calculation of the gain or loss from disposal.

The goodwill recognised as a result of business combinations taking place before 1 January 2010 has been treated in accordance with the criteria laid down in the previous version of IFRS 3, which required:

- for acquisition of controlling interests of less than 100%, calculation of goodwill based on the proportional amount of the fair value of the identifiable net assets acquired;

- for step acquisitions of controlling interests, the calculation of goodwill as the sum of the fair values generated separately with each transaction;

- the inclusion of transaction costs in the amount of the acquisition cost;

- the recognition of contingent considerations at the acquisition date only if their payment was considered probable and their amount could be reliably determined; if detected later, these were recognised as an increase in goodwill.

CHANGES IN ACCOUNTING ESTIMATES

In accordance with IAS 8, these items are recognised in the income statement on a prospective basis starting from the accounting period in which they are adopted.

NEW EU-ENDORSED IFRS ACCOUNTING STANDARDS, INTERPRETATIONS AND AMENDMENTS NOT YET MANDATORY AND NOT ADOPTED EARLY BY THE GROUP

The endorsed standards issued but not yet effective at the date of preparation of the Group’s financial statements are listed below. The Group does not intend to adopt these principles in advance. The directors do not expect the adoption of these amendments to have any significant effect on the Group’s consolidated financial statements.

On 15 August 2023, the IASB published an amendment entitled “Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability”. These amendments require entities to ensure that a methodology is consistently used to ascertain whether one currency can be exchanged into another and, when this is not possible, how the exchange rate should be determined and disclosed in the notes to the financial statements. The amendments apply from 1 January 2025, but early adoption is permitted. The directors do not anticipate that these amendments will have any significant impact on these Consolidated Financial Statements.

New IFRS accounting standards, interpretations and amendments not yet endorsed by the European Union

The standards issued but not yet endorsed by the relevant EU bodies at the date of preparation of the Group’s financial statements are listed below. The Group is still assessing the impact of these amendments on its financial position or operating results, in so far as they are applicable.

On 9 April 2024, the IASB issued new standard IFRS 18 Presentation and Disclosure in Financial Statements, which will replace standard IAS 1 Presentation of Financial Statements. The new standard aims to improve the presentation of the main financial statements, with particular reference to the income statement. More specifically, the new standard requires companies to:

–	Classify income and expenses into three new categories (operating, investing and financing), in addition to the income taxes and discontinued operations categories already present in the income statement.

–	Show two new subtotals: (i) operating profit or loss, and (ii) profit or loss before financing and income taxes (EBIT).

In addition, the new standard: requires more information about the performance indicators defined by management; introduces new criteria for the aggregation and disaggregation of information; and introduces changes to the presentation of the cash flow statement, including the requirement to use operating profit or loss as the starting point for presenting cash flow statements drawn up using the indirect method and the removal of some options for classifying certain currently existing items (e.g. interest paid, interest received, dividends paid and dividends received).

The new standard will enter into operation on 1 January 2027, but early adoption is permitted.

The directors are currently evaluating the possible effects of the introducing this amendment for the Group’s consolidated financial statements.

On 9 May 2024, the IASB published IFRS 19 Subsidiaries without Public Accountability: Disclosures. The new standard simplifies some of the disclosures required by IFRS accounting standards in the individual financial statements of any subsidiary that:

–	has not issued debt or equity instruments for trading in a public market and is not in the process of issuing such instruments for trading in a public market;

–	has a parent that produces consolidated financial statements in compliance with IFRS standards.

The new standard will enter into operation on 1 January 2027, but early adoption is permitted. The directors do not expect the adoption of this amendment to have any significant effect on the Group’s consolidated financial statements.

On 30 May 2024, the IASB published the document entitled “Amendments to the Classification and Measurement of Financial Instruments—Amendments to IFRS 9 and IFRS 7″. This document adress some matters identified during the post-implementation review of IFRS 9, including the accounting treatment of variable-yield financial assets linked to ESG objectives (green bonds). More specifically, these amendments aim to:

–	Clarifying the classification of variable-yield financial assets linked to environmental, social and corporate governance (ESG) objectives and the criteria applicable to SPPI tests.

–	Indicate that the settlement of liabilities through electronic payment systems occurs on the date on which the liability is extinguished. However, entities are permitted to adopt an accounting policy whereby it can derecognise a financial liability before it delivers cash on the settlement date if specified criteria are met.

With these amendments, the IASB has also introduced additional disclosure requirements, particularly regarding investments in equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026.

The directors are currently evaluating the possible effects of introducing these amendments for the Group’s consolidated financial statements.

On 18 July 2024, the IASB published a document entitled “Annual Improvements Volume 11”. The document contains clarifications, simplifications, corrections and amendments to improve the consistency of various IFRS accounting standards.

It amended the following standards:

–	IFRS 1 First-time Adoption of International Financial Reporting Standards;

–	IFRS 7 Financial Instruments: Disclosures and Guidance on implementing IFRS 7;

–	IFRS 9 Financial Instruments;

–	IFRS 10 Consolidated Financial Statements; and

–	IAS 7 Statement of Cash Flows.

The amendments will apply from 1 January 2026, but early adoption is permitted. The directors are currently evaluating the possible effects of introducing these amendments for the Group’s consolidated financial statements.

On 18 December 2024, the IASB published an amendment document entitled “Contracts Referencing Nature-dependent Electricity – Amendment to IFRS 9 and IFRS 7”. The amendments are aimed at supporting entities in their reporting of the financial effects of contracts for the purchase of renewable electricity (often structured as PPAs). Uncontrollable factors such as weather conditions may affect the quantity of electricity generated and purchased under these contracts. The IASB introduced amendments to IFRS 9 and IFRS 7, including:

–	clarification as to whether “own use” requirements apply to contracts of that kind;

–	conditions for such contracts to be subject to hedge accounting treatment; and

–	new disclosure requirements to enable the users of financial statements to understand how these contracts affect an entity’s financial performance and cash flow.

The amendments apply from 1 January 2026, but early adoption is permitted. The directors are currently evaluating the possible effects of the introducing this amendment for the Group’s consolidated financial statements.

4. KEY INFORMATION RELATING TO THE SCOPE OF CONSOLIDATION

IFRS 10 requires an investor, when assessing whether it controls an investee, to focus on the activities that significantly affect the investee’s returns and to take into account substantial rights only; i.e. rights that confer current ability to direct relevant activities of the subsidiary

As required by IFRS 10, paragraph B80 et seq., the control requirement was reassessed this year to verify the conditions that had led to classification of subsidiaries, associates and joint ventures.

No events or circumstances occurred during 2024 that would alter the conclusions reached in previous years’ financial statements in relation to the companies Boing SpA (51% shareholding), Fascino S.r.l. (50% shareholding), Tivù S.r.l. (48.16% shareholding) and European Broadcaster Exchange Ltd (EBX) (25% shareholding), all of which are accounted for using the equity method on account of being joint ventures in which the parties having joint control of the arrangement have equal rights over the net assets of the arrangement.

The most significant transactions regarding the scope of consolidation occurred during the year are listed below.

Incorporation, acquisition of new companies, capital increases and sale of subsidiaries or interests in subsidiaries

On 22 December 2023, with effect from 1 January 2024, Publitalia ’80 S.p.A. acquired the 50% stake of Direct Channel S.p.A. (Gruppo Mondadori) in the share capital of Mediamond S.p.A., a company jointly owned by Publitalia S.p.A. and Direct Channel S.p.A. up to 31 December 2023. Until that date, the investment had been accounted for in MFE’s Consolidated Financial Statements using the equity method. As a result of this transaction, the company is consolidated on a line-by-line basis from 1 January 2024

As a result of acquiring control of Mediamond S.p.A., the company Videowall S.r.l. (100% owned by Mediamond) is also consolidated on a line-by-line basis commencing 1 January 2024.

Mediamond S.p.A. is the sales house specialised in selling advertising on the Group’s television sites and digital properties and on the websites of Mondadori Group agencies and third-party broadcasters. It also collects advertising revenue from digital out-of-home (DOOH) advertising spaces managed by subsidiary Videowall and third parties.

In March, Grupo Audiovisual Mediaset España Comunicación, S.A.U. (“GAM”) acquired a 70% of the share capital in La Fábrica de la Tele (GAM previously held a 30% indirect investment in the company through its subsidiary Producción y Distribución de Contenidos Audiovisuales Mediterráneo, S.L.U. and it was consolidated using the equity method accordingly). As a result of this transaction, the company is consolidated on a line-by-line basis from 1 March 2024 From 3 June 2024, this company – which provides TV and web content production and advertising campaign creation services to third parties – changed its name to Radical Change Contents S.L.

In accounting terms, the acquisition of the controlling interest in Mediamond is categorised as a business combination under common control. As reported in the Notes to the Consolidated Financial Statements at 31 December 2023, in the absence of specific IAS/IFRS standards or interpretations for these types of operations, the carry-over method is generally considered to apply to acquisitions of this type, taking into account the provisions of IAS 8. With this method, the assets (including pre-existing goodwill, if any) and liabilities must be entered in the acquirer’s consolidated financial statements at the amounts recorded in the consolidated financial statement of the ultimate parent company of the parties that carry out the business combination as at the date of the transfer, with any difference between the consideration paid for the investment and the carrying amount of the assets recognised in the relevant Group shareholders’ equity reserve. In particular, applying this criterion on occasion of consolidating the assets and liabilities of Mediamond and its subsidiary Videowall as at 1 January 2024 resulted in the recognition, in the consolidated statement of financial position, of goodwill of EUR 4.6 million (generated upon acquiring the controlling interest in Videowall) and a reduction in equity of EUR 2.9 million relating to the subsequent acquisition of the remaining stake.

The consideration recognised for the acquisition of controlling interests in these companies was equal to their carrying amounts. The line-by-line consolidation of these companies did not have any significant impact on the Group’s financial results (Operating result and Net profit) during the period, albeit resulting in the consolidation of additional advertising revenues from own and third-party media and their related direct and operating costs, particularly with regard to Mediamond. The Consolidated Net Financial Position for the period saw a positive net impact of EUR 6.8 million euros in net cash balances as a result of these changes (resulting from the outlays incurred for the acquisition of the controlling interests, less the outstanding cash and cash equivalents of the companies on the acquisition date).

On 18 December 2024, the 60% equity investment held by Conecta 5 Telecinco SAU in Avataria Producciones SL was sold to third parties.

Incorporation, acquisition of new companies, capital increases and sale of associates

Equity investment in ProSiebenSat1 Media SE (“P7S1”)

During the first quarter of the year, the Austrian antitrust authorities authorised MFE to exceed the de facto control thresholds provided for in EU and Austrian antitrust law.

Following the cash-settled unwinding of the outstanding hedging agreements over the 3.3% stake in the share capital of P7S1 entered into at the end of the first quarter, MFE’s entire investment in P7S1 – standing at that date at 29.0% of share capital, which net of treasury shares was equivalent to 29.8% share of economic interests and voting rights (thus also including the 3.3% stake, which until the unwinding date had been classified and accounted for as a financial investment under IFRS 9) – has been classified as an investment in associates under IAS 28 from 31 March 2024 onwards.

During the second half of the year, MFE further increased its stake in P7S1 to 29.99% of share capital at 31 December 2024 (30.8% of voting rights and economic interests excluding treasury shares at 31 December 2024).

No events or circumstances were found to have transpired since MFE ascertained that, from 30 June 2023, it has held significant influence over the investee in accordance with IAS 28. Consequently, at 31 December 2024, the entire 30.8% share of economic and voting rights continued to be accounted for in MFE’s consolidated financial statements as an associate investment measured using the equity method.

On 29 January 2024, Producciones Mandarina SL established the company Furia TV SLU. The Group indirectly holds a 30% stake in its share capital.

On 22 March 2024, Alea Media Estudio S.A. (previously Alea Media) established the company Alea Media Salvador S.L. The Group indirectly holds a 45% stake in the company.

On 12 April 2024, the subsidiary Producción y distribución de contenidos audiovisuals Mediterráneo SLU increased its shareholding in Alea Media SA from 40% to 45%. On the same date, the company changed its name to Alea Media Estudio SA.

On 4 June 2024, Campanilla Films SLU, a subsidiary of Producciones Mandarina SL, was wound up and erased from the Spanish business register.

On 12 June 2024, the subsidiary Conecta 5 Telecinco SAU acquired 30.53% of the share capital in the company Ivoox Podcasting Service S.L. This company is consolidated using the equity method. Then, in the third quarter, the investment in the company increased to 30.83% of share capital.

On 12 September 2024, Fascino Produzione Gestione Teatro S.r.l., a 50%-owned subsidiary of R.T.I. S.p.A, increased its shareholding in 21 CO. SOCIETA’ A RESPONSABILITA’ LIMITATA from 52% to 64% of share capital. The Group indirectly holds a 32% stake in the company.

On 23 September 2024, the 49% stake held by R.T.I. S.p.A in Studio Woow S.r.l. was sold to third parties.

On 17 October 2024, RTI S.p.A. acquired a 49% shareholding in Love My Pets S.r.l. by subscribing to a share capital increase.

On 4 December 2024, Alea Media Estudio S.A. established the company Alea Media Asalto SLU.

Incorporation, acquisition of new companies, capital increases, sale of and changes in non-controlling interests

The AD4Venture business was affected by the following corporate transactions:

In the first quarter of 2024, Gilda S.r.l., in which RTI S.p.A. holds 10.31% of share capital (with a carrying amount of nil), was handed a winding-up order by the court.

In the first quarter of 2024, the 0.142% stake held by RTI S.p.A. in Peoople Unlimited S.L. was sold to third parties.

In the first quarter of 2024, the stake held by Advertisement 4 Adventures, SLU in Blooming Experience SL decreased from 4.45% to 3.44% of share capital.

In the first and fourth quarters of 2024, following share capital increases to which the Group did not subscribe, the stake held by Advertisement 4 Adventures, SLU in Pensium SL decreased from 6.28% to 4.46% of share capital.

In the second quarter of 2024, as part of the AD4Ventures business, the subsidiary Advertisement 4 Adventures SLU acquired a 4.13% equity investment in Tax Down SL, a company that operates in developing and selling professional tax management and process automation solutions. In the fourth quarter of 2024, following share capital increases to which the Group did not subscribe, the Group’s stake decreased from 4.13% to 3.89% of share capital.

In the third quarter of 2024, Pascol S.r.l., in which RTI S.p.A. holds a 6.89% stake of share capital started the liquidation proceeding.

During 2024, the stake held by the subsidiary R.T.I. S.p.A. in ByHours Travel SL decreased from 2.96% to 2.59% of share capital, while the stake held by Advertisement 4 Adventures decreased from 5.70% to 5.12% of share capital. These decreases were due to share capital increases to which the Group did not subscribe.

In the third quarter of 2024, the stake held by RTI S.p.A. in Satispay S.p.A. decreased from 0.31% to 0.28% of share capital. These decreases were due to share capital increases to which the Group did not subscribe.

In the third quarter of 2024, the stake held by RTI S.p.A. in Termo S.p.A. decreased from 8.84% to 8.49% of share capital, due to unsubscribed share capital increases.

During 2024, the stake held by RTI S.p.A. in Zandivio Ltd decreased from 0.69% to 0.57% of share capital. The stake held by the subsidiary Advertisement 4 Adventures in the same company also decreased from 6.61% to 0.42% of share capital during the period. These decreases were due to share capital increases to which the Group did not subscribe.

In the fourth quarter of 2024, the stake held by Advertisement 4 Adventures, SLU in Westwing Group Gmbh decreased from 0.39% to 0.13% of share capital.

Financial information of material associates and joint ventures

The table below shows the main figures from the 2024 income statement and statement of financial position pertaining to the Group’s main associates, based on the carrying amount of the investments held in those companies and to their contribution to the Group’s profits, as required by IFRS 12, paragraph 20 and paragraphs B12 and B13 of the Operating Guide.

	ProsiebenSat. 1Media SE	EI Towers Group
Current assets	1,510.0	76.4
Cash and cash equivalents	608.0	32.4
Non-current assets	4,098.0	1,774.7
Current liabilities	1,685.0	703.7
Current financial liabilities:	316.0	667.8
Non-current liabilities	2,455.0	237.9
Non-current financial liabilities	2,173.0	38.5
Revenues	3,918.0	275.9
Profit or (loss) for the year	(122.0)	14.0
Other Comprehensive Income	34.0	0.2
Total Comprehensive Income	(88.0)	14.2
Amortisation, depreciation and impairments	553.0	92.6
Interest income and expense	(54.0)	(44.1)
Income taxes	(60.0)	9.3
Dividends paid	(11.0)	(25.7)

	ProsiebenSat.1Media SE		EI Towers Group
	31/12/2024	31/12/2023	31/12/2024	31/12/2023
Net shareholders’ equity of material associates	1,318	1,260	907.3	919.0
Group’s shareholding (%)	30.8%	26.25%	40%	40%
Group’s shareholding in associate	406.0	330.7	362.9	367.6
Goodwill	44.2	165.2
Other components	0	0	0.3	0.3

Carrying amount of the Group’s shareholding in material associates	450.2	495.9	363.2	367.9

ProSiebenSat.1 Media SE is one of the largest television media groups in Europe and enjoys a position of leadership in Germany, Austria and Switzerland. It has a broad shareholder base and is listed on the Frankfurt Stock Exchange. As at 31 December 2024, MFE was the largest shareholder of ProSiebenSat.1 Media SE with a total shareholding of 29.99% in share capital (30.8% excluding treasury shares).

EITowers is a subsidiary, based in Lissone (province of Monza-Brianza), of the F2iSGR private equity fund, which is 40%-owned by MFE-MEDIAFOREUROPE N.V. The EI Towers Group is one of the largest operators in integrated service network infrastructure for electronic communications, serving radio and television broadcasters and mobile and wireless telecommunications providers under long-term agreements. On 19 December 2024 the contract has been renewed for a further seven years force from 1 July 2025 until 30 June 2032. Under this multi-year full-service agreement, EI Towers offers hosting, assisting and maintenance services, the design of transmission equipment and broadcast contribution management to Elettronica Industriale, a MFE Group network operator, and provides hosting and maintenance services for the radio broadcasting equipment of the Group’s broadcasters.

The following table shows the carrying amount, the Group’s share of profit and other comprehensive income of joint ventures and associates (on aggregate):

	31/12/2024	31/12/2023
Group’s share of profit/(loss)	9.1	5.5
Group’s share of other comprehensive income components	0.1	(0.2)
Group’s share of comprehensive income in associates and joint ventures over which it does not have significant influence	9.2	5.4

Carrying amount of Group investments in non individually material associates and joint ventures	49.4	45.7

5. SEGMENT REPORTING

As required under IFRS 8, the following information relates to the operating segments identified on the basis of the Group’s present organisational structure and internal reporting system.

The Group’s main operating segments, already included in the analysis of results contained in the Directors’ Report on Operations, are the same as the geographical areas (Italy and Spain) identified according to the location of operations.

The following paragraphs contain the information and reconciliations required under IFRS 8 in relation to profits, losses, assets and liabilities, based on this segmentation process. The information can be extrapolated from the two sub-consolidated financial statements prepared at that level.

Geographical sectors

The following tables report key financial information for the two geographical operational areas of Italy and Spain, as at 31 December 2024 and 2023 respectively.

The financial results in the two geographic areas reflect the new corporate structure that was defined during the last period following the completion of the merger of Mediaset Espana into MFE. In particular, Spanish activities reflect the consolidated results of the companies under Grupo Audiovisual Mediaset España, a wholly owned subsidiary of MFE which manages all core activities of the MFE group in Spain.

The tables have been prepared on the basis of specific sub-consolidated financial statements in which the carrying amounts of the equity investments held by companies belonging to a segment in companies belonging to another segment have been kept at their respective purchase cost and eliminated upon consolidation. In particular, the inter-segment assets figures relate to the elimination of the equity investment recognised under the assets of the Italy geographic sector in Grupo Audiovisual Mediaset España.

The net consolidated revenues of both sectors are given without any specific breakdown of their nature since this information, already reported at Group level (see note 6.1 and 6.2), is not considered to be relevant given the location of the group’s activities in the same macro-economic area (South Europe). The breakdown between advertising revenues and other revenues streams, more useful for understanding the business trend in the two business areas, is however already reported in the Directors’ Report on Operations.

Non-monetary expenses relate to the provisions for risks and charges and the costs of medium/long-term incentive plans.

			Eliminations/	MFE
2024	ITALY	SPAIN	Adjustments	GROUP
MAIN INCOME STATEMENT FIGURES
Revenues from external customers	2,121.1	828.4		2,949.5
Inter-segment revenues	3.8	(1.1)	(2.7)	-
Consolidated net revenues	2,124.9	827.3	(2.7)	2,949.5
%	72%	28%		100%

Operating Result (EBIT)	209.4	146.3	0.0	355.8
Financial income/(losses)				(23.8)
Income/(expenses) from equity investments valued with the equity method				30.1
Impairment of equity investments accounted for using the equity method				(128.2)
Gain/(loss) from sale of equity investments				(0.4)

PROFIT BEFORE TAX				233.5
Income taxes				(93.1)

NET PROFIT FOR THE PERIOD				140.4
Attributable to:
- Equity shareholders of the parent company				137.9
- Non-controlling Interests				2.4

OTHER INFORMATION
Property, plant and equipment	246.9	38.1	-	285.0
TV and movie rights	603.1	114.3	(0.6)	716.8
Goodwill	151.5	294.9	363.2	809.6
Other intangible assets	288.0	160.2	-	448.2
Investments in associates and joint venture	849.9	13.3	(0.4)	862.8
Non-Current Assets (*)	2,139.4	620.9	362.2	3,122.5

Assets	4,361.2	999.4	(572.5)	4,788.2
Liabilities	1,685.6	334.5	(104.6)	1,915.5
Investments in tangible and intangible non-current assets (*)	254.3	120.3	(0.1)	374.5
Amortisation and depreciation	326.1	110.6	(0.4)	436.3
Other non-monetary expenses	7.3	(5.4)	-	1.8

(*) Includes the change in “Advances for television rights acquisitions”, excludes other financial assets and deferred tax assets

			Eliminations/	MFE
2023	ITALY	SPAIN	Adjustments	GROUP
MAIN INCOME STATEMENT FIGURES
Revenues from external customers	1,976.1	834.3		2,810.4
Inter-segment revenues	2.2	(1.2)	(0.9)	-
Consolidated net revenues	1,978.3	833.0	(0.9)	2,810.4
%	70%	30%		100%

Operating Result (EBIT)	147.2	154.8	0.3	302.3
Financial income/(losses)				(26.5)
Income/(expenses) from equity investments valued with the equity method				4.9
Impairment of equity investments valued with the equity method				(1.0)

PROFIT BEFORE TAX				279.7
Income taxes				(62.9)

NET PROFIT FOR THE PERIOD				216.8
Attributable to:
- Equity shareholders of the parent company				209.2
- Non-controlling Interests				7.5

OTHER INFORMATION
Property, plant and equipment	272.3	38.9		311.2
TV and movie rights	647.6	105.8	(0.8)	752.6
Goodwill	146.9	294.6	363.2	804.7
Other intangible assets	303.6	160.9	-	464.6
Investments in associates and joint venture	899.8	10.1	(0.4)	909.5
Non-Current Assets (*)	2,270.3	610.3	362.0	3,242.6

Assets	4,548.1	1,198.2	(737.5)	5,008.9
Liabilities	2,068.3	336.5	(269.9)	2,134.9
Investments in tangible and intangible non-current assets (*)	322.3	144.5	(0.4)	466.4
Amortisation and depreciation	334.7	146.0	(0.6)	480.1
Other non-monetary expenses	7.3	-	-	7.3

(*) Includes the change in “Advances for television rights acquisitions”, excludes other financial assets and deferred tax assets

The following table shows the cash flow statement for each geographical area.

Cash Flow Statement

(geographical breakdown)

	ITALY		SPAIN
	2024	2023	2024	2023
Operating Result	209.4	147.2	146.3	154.8
+ Depreciation, amortisation and impairments	326.1	334.7	110.6	146.0
+ Other provisions and non-cash movements	4.7	4.5	5.0	7.2
+ Change in working capital	71.2	(11.8)	(22.5)	17.1
- Income tax paid	(8.5)	(4.7)	(27.3)	(25.9)
Net cash flow from/(used) operating activities [A]	603.0	469.8	212.2	299.2
CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from the sale of fixed assets	0.4	0.4	2.5	-
Payments for investments in television rights	(293.5)	(286.5)	(116.8)	(134.5)
Payments for investments in other fixed assets	(34.1)	(39.3)	(10.9)	(7.8)
Proceeds from government grants	5.4	6.6
Proceeds/(Payments) for hedging derivatives	9.7	(0.3)	-	-
Payments for equity investments in associates and joint venture	(16.2)	-	(6.2)	-
Proceeds/(payments) in other financial assets	(4.7)	(78.5)	162.3	(244.3)
Dividends received	318.6	28.4	9.2	1.2
Business combinations net of cash and cash equivalents acquired	1.5	-	4.5	-
Net cash flow from/(used) in investing activities [B]	(13.0)	(369.3)	44.7	(385.5)
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from financing	-	277.0	-	3.0
Financing repayments	(231.9)	(612.3)
Dividends paid	(140.0)	(140.1)	(303.4)	(2.0)
Changes in other financial liabilities	(193.7)	220.7	(0.3)
Interest (paid)/received	(23.8)	(32.2)	2.8	4.7
Change in controlling interest/consolidation area	-	268.0	-	(3.9)
Net cash flow from/(used) in financing activities [C]	(588.6)	(18.9)	(300.9)	1.8

CHANGE IN CASH AND CASH EQUIVALENTS (D=A+B+C)	1.3	81.6	(44.0)	(84.5)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR [E]	103.8	22.3	71.5	156.0

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR [F=D+E]	105.1	103.8	27.4	71.5

NOTES ON THE MAIN ITEMS OF THE STATEMENT OF INCOME

6. INCOME STATEMENT

6.1 REVENUES FROM SALES OF GOODS AND SERVICES

The revenues from sales and services are recognised, respectively, when control is actually transferred as a result of the transfer of ownership or provision of the service. In particular, the main streams of revenue generated by the Group’s activities are recognised and reported according to the following criteria:

Advertising revenues (TV and other advertising revenues) are recognised at the moment the advertisement or commercial spot appears; Revenues from the sale of advertising under barter operations and, correspondingly, the costs of the merchandise, are recognised at fair value to take into account the estimated realisable value of the merchandise.

The sale of assets are recognised at the moment they are shipped or delivered (depending on how the actual transfer of control is governed by specific contractual provisions and terms of trade);

Marketing of television broadcasting rights and productions, even for limited use periods, which result in the transfer of control of the asset to the sub-licensee, are fully recognised from the start of the period of the transferred use (or when the sub-licensee can start benefitting from the right to use them);

Pay streaming service: income from pay TV subscriptions is recognised as accrued on a time basis from the contract start date.

Revenues are shown net of returns, discounts, allowances and premiums, as well as any directly linked tax charges.

The main types of activities that fall within each major revenue stream are given below.

TV advertising revenues, shown net of agency discounts, refer to the activity of selling space (managed for Italy and Spain, respectively, by the Group’s concessionaires, Publitalia’80 and Publiespana S.A.) on the free-to-air generalist and semi-generalist broadcasters owned by Mediaset and Grupo Audiovisual Mediaset España and those (Kids channels) managed within joint ventures (Boing), as well as to the Italian advertising sales activities managed by concessionaire Digitalia ’08 for the Serie A TV broadcasting rights held by Dazn.

Other advertising revenues refers, firstly, to advertising sales from Group-owned and third party radio stations, which are managed in Italy by the concessionaire Digitalia ’08, and, secondly, sales from the Group’s websites and web properties and from Group-owned and third party DOOH spaces, carried out by the subsidiary Mediamond, which is consolidated on a line-by-line basis during this year. This item also includes revenues for teletext commercial services and advertising revenues from non-TV media, earned by Publieurope Ltd. and Publimedia S.A and revenues collected for third parties.

Revenues from the sale of TV rights and television productions mainly include revenues from the multi-platform sale of content and the sale of movie rights for home video and television.

Revenues from the Group’s Pay streaming service mainly refer to the non-linear content and services on Infinity streaming platforms in Italy and on Mitele PLUS in Spain.

Revenues from construction and maintenance of television equipment mainly relate to the income for the use of transmission capacity on digital terrestrial television networks. This item also includes revenues from the sale of equipment by Elettronica Industriale S.p.A. to external customers.

Film distribution revenues refer to the rental of movies to cinema operators throughout Italy by Medusa Film and Spain byTelecinco Cinema.

Other revenues mainly includes royalties relating to merchandising, income from telephone traffic originating from the interaction with various TV productions on the Mediaset and Mediaset España networks, and the sale of multimedia content and services to telephone service providers.

The breakdown of these revenues is provided below, highlighting the main types at a consolidated level; Providing a breakdown of their nature is not considered to be relevant for the two operating segments given the location of the group’s activities in the same macro-economic area (South Europe). The breakdown between advertising revenues and other revenues, which is more useful for understanding the business trend in the two areas of Italy and Spain, is however reported in the Directors’ Report on Operations.

	2024	2023
TV advertising revenues	2,376.8	2,299.4
Other advertising revenues	320.9	260.5
Sales of TV rights and productions	95.5	97.9
Pay streaming service	25.0	34.2
Construction, rental and maintenance of TV equipment	24.1	23.2
Movie distribution revenues	21.9	24.0
Other revenues	49.3	45.6
Total	2,913.6	2,785.0

The increase in TV advertising revenues mainly reflects the positive trend in advertising sales among the Group’s free-to-air generalist and semi-generalist broadcasters.

The increase in Other advertising revenues is mainly due to the effects of the line-by-line consolidation of Mediamond (which was owned in equal shares by Publitalia ’80 e Mondadori and thus consolidated using the equity method up to 31 December 2023), which manages advertising sales on the Group’s television websites and digital properties and on the websites of Mondadori Group agencies and third-party broadcasters. It also collects advertising revenue from digital out-of-home (DOOH) advertising spaces. In the previous year, on the other hand, revenues relating to the Group’s websites and online properties were recognised in MFE’s Consolidated Financial Statements according to the Group’s portion of Mediamond-managed advertising sales.

Revenue breakdown by geographical area

Below is a breakdown of revenues by geographical area, according to the customer’s country of residence:

	2024	2023
Italy	1,991.0	1,891.6
Spain	770.9	778.0
EU countries	67.7	34.3
North America	18.4	12.1
Other countries	65.6	69.0
Total	2,913.6	2,785.0

Concentration of revenues

None of the revenues generated from individual customers amounts to or exceeds 10% of the net consolidated revenues.

6.2 OTHER INCOME

Other income are recognised when control is actually transferred as a result of the transfer of ownership or provision of the service. This item mainly includes non-core revenues and income, revenues from leases, property rentals, contingent assets and government grants (grants related to income) obtained for investments in cinema installations and productions, which are recognised in the financial statements when there is reasonable certainty that the company will satisfy all the conditions required to obtain them and that they will actually be received. The grants are recognised in the income statement over the same period in which the related costs are recognised.

	2024	2023
Gain from disposal of fixed asset	0.1	0.1
Income from rentals	2.4	3.3
Government grants	4.2	3.4
Other income	29.1	18.7
Total	35.9	25.4

Government grants referred to the recognition of the tax credit for film distribution activities under Italian Law 244/2007 and following the entry into force of the Italian Ministerial Decree of 15 March 2018 implementing new cinema law No. 220/2016 of 14 November 2016.

The increase in Other income mainly refers to the damages paid by third parties to some Group companies during the period after it was found in legal proceedings that they had illegally used and enjoyed copyrighted video content.

6.3 PERSONNEL EXPENSES

Personnel expenses consist of the remuneration in cash or in kind paid to employees for the services provided (other than retirement or post employment benefits). In particular, this item comprises: Wages, salaries and productivity bonuses accrued during the year, holidays accrued and not taken by employees, one-off bonuses, social security and welfare contributions. Personnel expenses are defined by employment contracts. No actuarial assumptions are required to determine their amount. As “short-term” labour costs, these must be entirely recognised for the year to which they refer.

The average workforce data is determined according to the Full time equivalent (FTE) methodology obtained in terms of the number of full-time resources equivalent to the total hours worked.

Medium/long-term incentive plans include share-based payments recognised pursuant to IFRS 2, as indicated in Note 14 Share-based payments.

	2024	2023
Ordinary remuneration	291.9	265.4
Overtime	11.7	11.8
Special benefits	23.2	24.0
Additional salary period (13th and 14th salary period)	39.2	36.5
Accrued and unused holiday	1.0	0.6
Total wages and salary	366.9	338.3
Social security contributions	108.3	99.5
Post-employment benefit plans	0.5	0.3
MLT incentive plans	5.1	4.7
Other personnel expenses	37.6	33.7
Total personnel expenses	518.4	476.5

MLT incentive plans includes expenses accruing to the year 2024 for medium/long-term incentive plans awarded by the parent company in 2022, 2023 and 2024.

Other personnel expenses include leaving incentives and short-term benefits for employees (other than wages, salaries, contributions and paid leave), such as medical assistance, company cars, meal services and other free or subsidised goods and services. The item also includes compensation paid to salaried directors of Group companies, totalling EUR 4.0 million (EUR 5.1 million at 31 December 2023), of which EUR 3.5 million relating to Grupo Audiovisual Mediaset España (EUR 4.5 million at 31 December 2023).

The following table shows the details of the group’s average workforce, determined on a full time equivalent (FTA) basis based on the business sector to which they belong attributable to the two main geographical areas, Italy and Spain in which the Group’s activities are carried out. No employees work at companies with registered offices in the Netherlands, as the Group’s actual and operating headquarters are located in Italy and Spain.

AVERAGE FTE	2024	2023
Italy	3,441	3,283
Spain	1,670	1,573
Total	5,111	4,856

6.4 PURCHASES, SERVICES AND OTHER COSTS

Costs are recognised in the income statement when they refer to goods and services used during the year.

	2024	2023
Purchases	109.1	102.1
Change in inventories of raw materials, semi-finished and finished products and increase in internal work	(22.7)	(22.6)
Consultants, contractors and services	232.8	220.7
Making and purchases of productions	510.3	484.4
Broadcaster fees and guaranteed minimums	136.3	102.1
Advertising space and external relations	23.2	26.8
EDP Services	16.7	13.5
Research, training and travel expenses	12.9	11.4
Other services	405.4	405.6
Services	1,337.6	1,264.4
Rentals	160.6	149.3
Accruals/(Utilizations) of provisions	(3.2)	2.8
Other operating expenses	57.6	55.4
Total purchases, services, other costs	1,639.0	1,551.6

The item Purchases includes expenditures for the purchase of the raw materials and consumables used in staff and production activities (such as sets, costumes, awards) as well as those relating to the acquisition of TV rights licences with a duration of less than one year (such as rights to news and events) in the amount of EUR 54.2 million (EUR 52.1 million at 31 December 2023)

With reference to Cost for services:

o	Consultants, contractors and services refer to professional service and advisor, corporate bodies fees, collaborators and temporary work expenses, artistic and journalistic collaborations.

o	Making and purchases of production refer to direct costs related to the creation of in-house productions and for purchase of productions from third parties.

o	the increase in item Broadcaster fees and guaranteed minimums is mainly referred to the consolidation by line of company Mediamond S.p.A. starting from 2024, for EUR 32.0 million.

o	Other services mainly refers to EUR 94.5 million in collecting costs for the use of intellectual property rights (EUR 98.1 million in 2023), EUR 82.6 million in costs of maintaining networks, broadcasting equipment, property and IT systems (EUR 82.6 million in 2023) EUR 27.4 million in utilities (EUR 36.0 million in 2023), EUR 86.2 million in marketing service fees and costs (EUR 72.9 million in 2023), and EUR 114.7 million in other technical service, security and transportation fees (EUR 115.9 million in 2023).

Rentals include EUR 96.8 million in costs relating to television signal transmission and the rental of tower for the two geographical areas of business (EUR 94.8 million at 31 December 2023), EUR 13.2 million in royalties (EUR 11.9 million in 2023) and EUR 25.5 million relating to rents mainly for television studios and equipment and office space (EUR 23.4 million in 2023).

Accruals/(Utilizations) of provisions include accruals (net of the reversal of the excess funds accrued in previous years) for onerous contracts in relation to some television productions or to reflect future expenses.

Other operating costs include indirect tax charges, donations and associative contributions and concession fees of which the main part relating to the contribution of 3% of the gross advertising sales of GA Mediaset España in accordance with the industry sector law on funding public television.

6.5 AMORTISATION, DEPRECIATION AND IMPAIRMENTS

	2024	2023
Amortisation of TV and movie rights	347.5	396.4
Amortisation of other intangible assets	40.1	38.5
Amortisation of tangible assets	46.7	45.0
Impairments /(Reversal) of TV and movies rights	0.6	(0.4)
Impairments/(Reversal) of receivables	1.4	0.7
Total amortisation, depreciation and impairments	436.3	480.1

For commentary on changes in amortisation, deprecation and impairments, see the explanatory notes related to Property, plant and equipment, TV and movie rights and other intangible assets below.

6.6 FINANCIAL EXPENSES

Financial expenses are recognised on an accrual basis in the income statement during the year in which they occur, by accruing interests, discounts and other financial expenses even if not paid at the reporting date, and deferring those already paid in the period but pertaining to future years.

Financial expenses include:

-	interest expense on financial liabilities, measured at amortised cost;

-	financial expenses for leases recognised under IFRS 16 ‘Leases’;

-	exchange differences arising from hedges of assets and liabilities denominated in foreign currencies;

	2024	2023
Interest on financial liabilities	(23.6)	(36.3)
From derivative instruments	(0.3)	(0.7)
Other financial charges	(10.0)	(5.2)
Foreign exchange losses	(27.7)	(16.4)
Total	(61.6)	(58.5)

Interests on financial liabilities includes interest relating to financial liabilities accounted under IFRS 16 (Lease) for an amount of EUR 3.5 million (EUR 1.9 million at 31 December 2023). The change on the previous year is due to improvements in the Group’s financing operations, with a lower average financial debt during the period under review.

Other financial expenses in 2024 included EUR 1.8 million for the time discounting of post-employment benefit plans (EUR 1.5 million at 31 December 2023) and EUR 5.9 million for the remeasurements of put options in relation to the future acquisition of subsidiaries’ non-controlling interests, determined at the reporting date based on the clauses regarding the call and put option price contracted for those interests.

6.7 FINANCIAL INCOME

Financial income is recognised on an accruals basis in the income statement for the year in which it is made.

Dividends are recognised in the accounting period in which the resolution approving their distribution is passed.

	2024	2023
Interests on financial assets	3.6	7.4
Income from derivative instruments	-	1.1
Other financial income	3.2	0.0
Dividends from FVTOCI investments	-	3.3
Foreign exchange gains	31.0	20.2
Total	37.8	32.1

In 2023, Dividends from FVTOCI (Fair Value Through Other Comprehensive Income) investments referred to the dividends due to MFE by the investee ProSiebenSat1 Media SA, which up to 30 June 2023 have been classified and measured as a financial investment pursuant to IFRS 9.

Foreign exchange gains and losses include the effects of derivatives relating to the hedging of foreign currency exposure connected to commitments for the future acquisition of rights (for the component not included in the hedging relationship), and the effect of derivatives used to hedge against fluctuations in the exchange rates on financial statement items (receivables and payables denominated in foreign currencies).

6.7.1 Financial Income/Expenses recognised according to IFRS 9

The table below summarises the financial income and expenses recognised in the income statement, classified by IFRS 9 category

		From	From	Foreign
	From	changes in	equity	exchange	Net
IFRS 9 CATEGORIES AT 31 DECEMBER 2024	interest	fair value	reserve	gains/losses	income/(costs)
Derivatives	-	-	(0.3)	5.6	5.3
Liabilities at amortised cost	(21.7)	-	-	(2.3)	(24.0)
Financial activities and liabilities at amortized cost	3.5	(5.9)	-	-	(2.4)
Total IFRS 9 Category	(18.2)	(5.9)	(0.3)	3.3	(21.1)
Other financial income/(expenses)					(2.7)
Total financial income (expenses)					(23.8)

		From	From	Foreign
	From	changes in	equity	exchange	Net
IFRS 9 CATEGORIES AT 31 DECEMBER 2023	interest	fair value	reserve	gains/losses	income/(costs)
Derivatives	-	(0.7)	1.1	1.9	2.3
Liabilities at amortised cost	(36.1)	-	-	2.0	(34.2)
Financial activities at amortized cost	4.9	-	-	-	4.9
Total IFRS 9 Category	(31.2)	(0.7)	1.1	3.9	(26.9)
Other financial income/(expenses)					0.5
Total financial income (expenses)					(26.4)

Derivatives include net financial income and charges relating to derivatives used to hedge against the risk of fluctuating interest rates for medium/long term financial liabilities and against fluctuating exchange rates, as well as equity hedges for 2023.

Other financial income (expenses) primarily includes the effects of the time discounting of post-employment benefit plans, interest relating to the time discounting of provisions for risks expiring after 12 months, financial expenses on leases accounted for under IFRS 16, remeasurements of put options on non-controlling interests and, in 2023, also included dividend income paid out to the MFE Group by investee ProSiebenSat.1 Media SE.

6.8 RESULT FROM INVESTMENTS ACCOUNTED FOR USING THE

EQUITY METHOD

This item includes the portion of net result of companies accounted for by using the equity method, including any impairment or reversal, impairment of financial receivables for these investments recognised as other non-current financial assets, and gains/losses on equity investments not classified as FVTOCI instruments.

	2024	2023
Result of equity investments accounted for using the equity method	30.1	4.9
Impairment on equity investments accounted for using the equity method	(128.2)	(1.0)
Gain/(loss) from sale of equity investments	(0.4)	-
Total	(98.5)	3.9

The result of Equity investments accounted for using the equity method mainly included expenses and income related to the pro-rata recording of the results of equity investments in associates and joint ventures. In particular:

o	income of EUR 15.5 million for the equity investment in ProsiebenSat1 MEDIA SE (loss of EUR 11.3 million at 31 December 2023);

o	income of EUR 5.5 million for the equity investment in EI Towers (income of EUR 9.6 million at 31 December 2023);

o	income of EUR 6.5 million for the equity investment in Fascino PGT S.r.l. (income of EUR 2.9 million at 31 December 2023);

o	income of EUR 1.4 million for the equity investment in Unicorn Content S.L. (income of EUR 1.2 million at 31 December 2023);

o	income of EUR 1.1 million for the equity investment in Produciones Mandarina S.L. (income of EUR 0.9 million at 31 December 2023);

o	income of EUR 0.9 million for the equity investment in Tivù S.r.l. (income of EUR 1 million at 31 December 2023).

Impairment on equity investments accounted for using the equity method includes the effects of the write-down following the impairment test on equity investment in ProsiebenSat1. In 2023 referred to the effects of adjusting the value of the Group’s investments in Mediamond S.p.A. and Dr Podcast Audio Factory Limited to the fair value recognised when those controlling interests were acquired.

6.9 INCOME TAXES

Current income taxes are accrued, for each company, on the basis of the taxable income determined in accordance with current tax rates and laws currently in force, or essentially approved, at the end of the reporting period in the various countries, taking into account any applicable exemptions and tax credits due.

	2024	2023
Irap tax	10.2	6.8
Ires tax	10.7	4.0
Prior year tax	(0.9)	(0.4)
Tax expenses (foreign companies)	19.5	21.1
Total current tax	39.4	31.5
Accruals of deferred tax assets	(12.5)	(7.1)
Reversal from deferred tax asset	60.6	38.1
Total deferred tax asset	48.1	31.0
Deferred tax liabilities	12.1	9.6
Reversal from deferred tax liabilities	(6.5)	(9.2)
Total deferred tax liabilities	5.6	0.4
Total	93.1	62.9

Current taxes comprises the IRAP taxes levied against Italian companies and the IRES taxes levied during the year against Italian companies belonging to the Group’s tax consolidation scheme following the generation of taxable income during the period (for the portion exceeding the income deducible from prior year losses)

Prior year tax mainly includes expense generated as a result of the recalculation of taxes upon submission of the income tax return with respect to the amount recognised in the financial statements for previous years.

Deferred tax assets and liabilities mainly show the economic movements for the year for the allocations and/or uses generated as a result of changes in the temporary differences between the taxable base and the carrying amount of assets and liabilities. Deferred tax assets included utilisations of EUR 34.9 million as a result of the positive taxable income generated during the years by companies scoped into the Italian tax consolidation arrangement.

Tax expenses (foreign companies) mainly relate to the taxes for the year recorded by the companies belonging to Grupo Audiovisual Mediaset España.

The table below shows a reconciliation between the standard tax rate in force in Italy on companies taxable income for the tax years 2024 and 2023, and the effective tax rate of the Group.

	2024	2023
Current tax rate	27.90%	27.90%
IRAP tax non deductible expenses	2.89%	0.81%
Effects of companies with different tax rate	-3.75%	-6.41%
Non deductible expenses and consolidation adjustment with no tax effect	12.84%	0.20%
Effective tax rate	39.88%	22.49%

6.10 EARNINGS/(LOSS) PER SHARE

Earnings per share are calculated by dividing the Group net profit by the weighted average of the number of outstanding shares, net of the treasury shares.

The calculation of basic and diluted earnings per share is based on the following data:

	2024	2023
Net result for the period (millions of euro)	137.9	209.2
Number of ordinary shares (net of treasury shares)	561,129,302	560,224,002
Basic EPS	0.25	0.37
Number of ordinary shares (net of treasury shares) for diluted EPS purposes	563,010,537	560,953,542
Diluted EPS	0.24	0.37

Earnings per share are calculated by dividing the Group net profit by the number of outstanding shares, net of the treasury shares. The figure for diluted earnings per share is calculated using the number of shares in circulation and the potential diluting effect from the allocation of treasury shares to the beneficiaries of vested incentive plans, which will be allocated during the next year.

NOTES ON MAIN ASSET ITEMS

7. NON-CURRENT ASSETS

The tables below show the changes over the last two years in the historical cost, accumulated amortisation and depreciation, impairments and the carrying amount of all main non-current assets.

7.1 PROPERTY, PLANT AND EQUIPMENT

Plant, machinery, equipment, buildings and land are recognised at purchase, production or transfer cost, including any transaction costs, any dismantling costs and direct costs necessary to make the asset available for use. These fixed assets, with the exception of land, which is not subject to depreciation, are depreciated on a straight-line basis in each financial year using depreciation rates set according to the remaining useful life of the assets.

Depreciation is calculated on a straight-line basis on the cost of the assets, net of any residual values (where significant), according to their estimated useful lives, with the following rates applied:

Type of property plan and equipment	Financial statement category	Amortisation rate
Buildings	Land and building	2% -3%
Plant and equipment	Plant and equipment	10%- 20%
Constructions and equipment	Technical and commercial equipment	5% - 16%
Office furniture and machines	Other tangible assets	8% - 20%
Motor vehicles and other means of transport	Other tangible assets	10% - 25%

The recoverable value of the above is measured based on the criteria laid down in IAS 36, described in the note below “Assessment of recoverability of goodwill and other non-current assets (Impairment test)”

Ordinary maintenance costs are recognised in full in profit and loss. Incremental maintenance costs are allocated to each asset and depreciated over its remaining useful life.

Leasehold improvements are allocated to each class of assets and depreciated at the residual life of the lease contract or the residual useful life of the type of asset improved, whichever is lower.

Whenever individual components of a complex tangible fixed asset have different useful lives, they are recognised separately in order to be depreciated according to their individual useful lives (component approach).

In particular, according to this principle, the value of land and of the buildings on it are kept separate, and only the buildings are depreciated.

Gains and losses resulting from sales or disposals of assets are calculated as the difference between the sales price and the net book value of the asset, and are posted to the income statement under Other income and Other operating costs, respectively.

			Technical		Tangible	Owned	Property,
			and	Other	assets in	property,	plant and
	Land and	Plant and	commercial	tangible	progress and	plant and	equipment -
ORIGINAL COST	building	equipment	equipment	assets	advances	equipment	Right of use	Total
Balance at 1/1/2023	236.4	683.1	79.4	120.1	26.9	1,145.8	141.3	1,287.1
Additions	3.2	5.1	0.8	1.8	27.4	38.3	39.3	77.6
Other changes	(0.5)	(57.1)	3.2	0.2	(12.9)	(67.1)	(5.4)	(72.5)
Disposals	-	(5.4)	(0.0)	(2.4)	(0.1)	(8.0)	(1.3)	(9.2)
Balance at 31/12/2023	239.0	625.7	83.4	119.7	41.3	1,109.0	173.9	1,283.0
Business combination	-	3.4	0.3	0.0	-	3.6	0.4	4.0
Additions	1.4	10.6	0.5	2.1	21.0	35.6	6.4	42.0
Other changes	1.3	(62.3)	(1.8)	1.1	(28.0)	(89.7)	(5.3)	(95.0)
Disposals	-	(10.7)	(0.3)	(3.2)	-	(14.2)	(0.5)	(14.7)
Reclassification to assets held for sale		(53.5)				(53.5)		(53.5)
Balance at 31/12/2024	241.7	513.1	82.1	119.7	34.3	990.8	174.9	1,165.8

ACCUMULATED AMORTISATION AND IMPAIRMENT	Land and building	Plant and equipment	Technical and commercial equipment	Other tangible assets	Tangible assets in progress and advances	Owned property, plant and equipment	Property, plant and equipment - Right of use	Total
Balance at 1/1/2023	(156.1)	(608.5)	(72.6)	(106.1)	(0.0)	(943.2)	(58.0)	(1,001.3)
Other changes	0.7	61.6	(3.1)	1.0		60.1	5.5	65.6
Disposals	-	5.4	-	2.4		7.9	1.2	9.0
Amortisation	(5.0)	(17.2)	(1.5)	(4.3)	-	(28.0)	(17.1)	(45.2)
Balance at 31/12/2023	(160.4)	(558.7)	(77.2)	(107.0)	(0.0)	(903.3)	(68.4)	(971.8)
Business combination	-	(1.2)	(0.3)	(0.0)		(1.5)	(0.3)	(1.8)
Other changes	(0.0)	73.5	2.0	1.6	-	77.1	6.4	83.5
Disposals	-	10.7	0.3	3.1	-	14.1	0.4	14.5
Amortisation	(5.3)	(20.0)	(1.5)	(4.0)	-	(30.8)	(16.4)	(47.2)
Reclassification to assets held for sale		42.0				42.0		42.0
Balance at 31/12/2024	(165.7)	(453.8)	(76.7)	(106.3)	(0.0)	(802.5)	(78.3)	(880.8)

CARRYING AMOUNT	Land and building	Plant and equipment	Technical and commercial equipment	Other tangible assets	Tangible assets in progress and advances	Owned property, plant and equipment	Property, plant and equipment - Right of use	Total
Balance at 1/1/2023	80.2	74.5	6.9	14.0	26.8	202.5	83.2	285.7
Additions	3.2	5.1	0.8	1.8	27.4	38.3	39.3	77.6
Other changes	0.1	4.5	0.1	1.2	(12.9)	(7.0)	0.1	(6.8)
Disposals	-	-	-	-	(0.1)	(0.1)	(0.1)	(0.2)
Amortisation	(5.0)	(17.2)	(1.5)	(4.3)	-	(28.0)	(17.1)	(45.2)
Balance at 31/12/2023	78.5	66.8	6.4	12.7	41.2	205.7	105.4	311.2
Business combination	-	2.1	-	-	-	2.1	0.1	2.2
Additions	1.4	10.6	0.5	2.1	21.0	35.6	6.4	42.0
Other changes	1.3	11.2	0.2	2.7	(28.0)	(12.6)	1.1	(11.5)
Disposals	-	-	-	(0.1)	-	(0.1)	(0.1)	(0.2)
Amortisation	(5.3)	(20.0)	(1.5)	(4.0)	-	(30.8)	(16.4)	(47.2)
Reclassification to assets held for sale	-	(11.5)	-	-	-	(11.5)	-	(11.5)
Balance at 31/12/2024	76.0	59.3	5.5	13.5	34.3	188.5	96.5	285.0

Additions for the period to the classes of assets forming own property, plant and equipment, included EUR 35.6 million in purchases for the year and EUR 15.3 million for reclassifications of payments classified as assets in progress and advances at the end of the previous year. The main categories of additions can be summarised as follows:

–	EUR 2.7 million in Land and buildings mainly relating to developments at the work space on V.le Europa 46, Cologno Monzese;

–	EUR 21.8 million in Plant and equipment, mainly relating to EUR 3.2 million in technological interventions for TV studio upgrades, EUR 4.5 million relating to the Dalet News and Sport system, and EUR 3.5 million for digitalisation projects and the construction of the new production unit in the Rome production studios;

–	EUR 5.4 million referred to Technical and commercial equipment and Other assets, mainly relating to purchase and replacement of hardware;

–	EUR 21.0 million referred to increases in Tangible assets in progress and advances, which mainly referred to EUR 2.7 million for the new Dalet system in Cologno for the News and Sport desk, EUR 5.2 million for the outfitting of work space as part of the project at the headquarters in Cologno Monzese and EUR 2.6 million for technological infrastructure maintenance at the Cologno Monzese production studio.

Decreases for the year, mainly recognised in “other changes”, mainly referred to the EUR 7.0 million in capitalisations made and recognised in assets in progress and advances in previous years but reallocated during the reporting year to other intangible assets as well as a EUR 5.7 million restatement of the net value of assets due to the collection, on 13 June 2024, by some Group companies which in December 2023 submitted applications to receive public funding under the “Extraordinary Fund for Actions to Support Publishing”, established in Italy by Law No. 234 of 30 December 2021. The funding covers 70% of eligible costs of private broadcasters (national audiovisual media services providers that have an allocated LCN, digital radio providers and consortiums of audio digital broadcasters) that in 2022 had made capital expenditures in innovative digital transition technologies for upgrading infrastructure and production processes with a view to enhancing the quality of content and its enjoyment by users. The net carrying amount was remeasured in the manner set forth in IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance”.

In Reclassifications to assets held for sale, the EUR 11.5 decrease relates to the reclassification under “Non-current assets held for sale” (in accordance with IFRS 5) of the net carrying amount of assets (transmitters, radio bridges and related switches) currently owned by Elettronica Industriale S.p.A. by agreement signed on 19 December 2024, under which Elettronica Industriale S.p.A has undertaken to sell those assets to EI Towers on 1 July 2025. From that date, EI Towers will provide Elettronica Industriale with the services covered by the Turnkey Services Agreement (also signed on 19 December 2024), which will substitute the current Full Service Contract.

7.1.1 Right-of-use property, plant and equipment

Assets under the control of the Group through leasing contracts are classified as tangible assets in the caption Right-of-use property, plant and equipment at the value of the related financial liability, calculated based on the current value of future payments, discounted at the incremental borrowing rate for each contract. The payable is progressively reduced according to the repayment schedule for the amounts of principal included in the contractual instalments. The interest amount, on the other hand, is recognised in the income statement under financial expenses. The value of the asset recognised under tangible assets is depreciated on a straight-line basis according to the lease term, while also taking into account the likelihood of renewal of the agreement where an enforceable renewal option exists.

Fees for leasing contracts with a duration of 12 months or less and for contracts with a low-value underlying asset are accrued on a straight-line basis through profit or loss according to the duration of the contract.

Property, plant and equipment - Right of use include lease agreements recognised under IFRS 16 for leases of real estate and television studios and rentals of staff company cars. The increases mainly relate to the renewal and extension of property leases during the period. Right-of-use depreciation rates were calculated based on the established lease terms.

The item “Right-of-use property, plant and equipment” is broken down below.

	Right-of-use property of buildings	Right-of-use of cars	Total
Balance at 31/12/2022	76.5	6.6	83.2
Additions	34.0	5.3	39.3
Disposals	(0.1)	(0.0)	(0.1)
Amortisation and depreciation	(13.3)	(3.8)	(17.1)
Other changes	0.4	(0.2)	0.2
Balance at 31/12/2023	97.5	7.9	105.4
Business combinations		0.1	0.1
Additions	0.4	6.0	6.4
Disposals	(0.0)	(0.1)	(0.1)
Amortisation and depreciation	(12.6)	(3.9)	(16.4)
Other changes	1.1	0.0	1.1
Balance at 31/12/2024	86.5	10.0	96.5

7.2 TELEVISION AND MOVIE RIGHTS

Television broadcasting rights are amortised on a straight-line basis, starting from the time when the asset is available for use and throughout the period of its expected utilization. The recoverable amount of the above is calculated based on the criteria laid down in IAS 36, described in the paragraph below on asset impairment.

For television broadcasting rights, the amortisation method provides a reasonable and reliable reflection of the relationship between the various broadcasting opportunities available, the number of screenings permitted by contract and their actual broadcast. Based on the respective business models, straight-line amortisation based on the contractually stipulated license period is generally applied for the Italian television library, whereas descending amortisation is used for the Spanish television library. This different accounting reflects the different contractual conditions and the consequent methods of exploitation of the two main countries in which the Group operates.

When, irrespective of the amortisation already recognized, all runs made available under the related television broadcasting rights contracts have been broadcasted, the carrying amount is impaired in full.

The rights for sporting events, news and entertainment programmes are amortised entirely (100%) when the event is broadcast.

TV drama series are 70% amortised during the first twelve months after their availability date, with the remaining 30% amortised during the following twelve months.

Rights available for multiple means of use, to be utilised in distribution activities, are amortised according to international accounting best practice based on the ratio between the actual revenues achieved and the estimated total overall revenues from use of the right. This estimate is periodically revised to determine the amortisation to be recognised during the year.

	ORIGINAL COST	ACCUMULATED DEPRECIATION	ACCUMULATED IMPAIRMENTS	CARRYING AMOUNT
Opening balance at 1/1/2023	8,161.7	(7,238.0)	(148.5)	775.3
Additions	348.5	-	-	348.5
Reclassification from intangible assets in progress	33.5	-	-	33.5
Other changes	(407.8)	369.9	35.4	(2.5)
Disposals	(87.4)	82.3	-	(5.0)
Amortisation	-	(396.5)	-	(396.5)
(Impairments)/Reversals	-	-	(0.6)	(0.6)
Closing balance at 31/12/2023	8,048.5	(7,182.2)	(113.6)	752.6
Additions	290.6	-	-	290.6
Reclassification from intangible assets in progress	24.2	-	-	24.2
Other changes	(225.8)	201.0	24.7	(0.1)
Disposals	(76.4)	73.9	-	(2.5)
Amortisation	-	(347.5)	-	(347.5)
(Impairments)/Reversals	-	-	(0.5)	(0.5)
Balance at 31/12/2024	8,061.0	(7,254.8)	(89.4)	716.8

Additions for 2024 totalled EUR 314.8 million (EUR 382.0 million in 2023) and consisted of EUR 290.6 million in purchases for the year (EUR 348.5 million at 31 December 2023) and EUR 24.2 million (EUR 33.5 million at 31 December 2023) in reclassification of capitalisations of advances paid to suppliers (recognised as assets in progress and advances at 31 December 2023). Italian sector investments during the year accounted for EUR 198.0 million of all purchases. The remaining EUR 92.6 million referred to purchases made by the GAM Group.

Other changes included changes relating to the cancellation of contractually expired rights and residual payables and contract cancellations.

Purchases for the year include EUR 23.8 million for broadcasting rights that will be available for broadcasting by the Group after 31 December 2024. At 31 December 2024, broadcasting rights that had yet to commence totalled approximately EUR 41.2 million (EUR 59.8 million at 31 December 2023) and mainly consisted of free-to-air and pay television rights to broadcast drama, cinema and entertainment productions.

7.3 GOODWILL

Total
Balance at 1/1/2023	804.2
Additions from business combinations	0.4
Balance at 31/12/2023	804.7
Additions from business combinations	5.0
Disposals	(0.1)
Balance at 31/12/2024	809.6

In 2024, the EUR 5.0 million in increases of goodwill referred to the EUR 4.6 million posted upon the line-by-line consolidation, from 1 January 2024, of Mediamond (previously consolidated using the equity method) and its subsidiary Videowall, as a result of Mediamond’s prior acquisition of a controlling stake in Videowall. As mentioned previously, this transaction is categorised for accounting purposes as a business combination under common control. As a result, on the date of initial consolidation, the assets (including goodwill) and liabilities of the acquired entity were recognised in the consolidated financial statements of the acquiring entity. The values recognised were those recorded in the consolidated financial statements of the company exercising common control over the parties involved in the business combination as at the date of the transfer.

The remainder is due to the line-by-line consolidation that followed the acquisition of 70% controlling stake in Radical Change Contents S.L. (previously named la Fabrica de la Tele).

Disposals relate to the sale of the 60% stake in Avataria Producciones SL.

At 31 December 2024, goodwill was subject to the impairment testing procedure, required annually pursuant to IAS 36, as commented below.

7.4 ASSESSMENT OF RECOVERABILITY OF GOODWILL AND OTHER NON-CURRENT ASSETS (IMPAIRMENT TEST)

The carrying amounts of tangible and intangible fixed assets are periodically reviewed in accordance with IAS 36, which requires the assessment of the existence of any impairment loss, where indicators suggest that impairment may exist. In the case of goodwill, intangible assets with indefinite useful lives and intangible assets not available for use, impairment testing is carried out at least yearly, normally at the time of the preparation of the annual financial statements, but also at any time when there is an indication of potential impairment.

The recoverability of the carrying amounts is assessed by comparing them to the higher of their value in use in their current condition or the fair value of the assets (the price that would be received from their sale) less costs of disposal.

Value in use is measured by discounting the future cash flows expected from the use of the individual asset or the cash generating unit to which the asset belongs and from its disposal at the end of its useful life, based on the most recently approved business plans.

Fair value (less costs to sell) is measured in accordance with IFRS 13 (Fair value measurement) by quantifying the price that would be received to sell the asset or group of assets in an orderly transaction between market participants at the measurement date, taking into account any restrictions on the sale or use of the asset that such market participants would take into consideration.

In the case of impairment, the loss is charged to the income statement, first by reducing goodwill and then recognising any excess amounts, using criteria generally proportional to the value of the other assets of the CGU concerned. With the exception of goodwill, impairment can be reversed for other assets when the conditions that resulted in the impairment loss have changed. In such case, the carrying amount of the asset can be increased within the limits of the new estimated recoverable amount, but no more than the value that would have been calculated if there had been no previous impairment losses.

This testing is carried out on the cash-generating units (CGU) to which goodwill and the other assets are allocated. The cash generating units are identified, in line with the organisational and business structures of the Group, as homogeneous aggregations that generate autonomous cash inflows from the continuous use of the assets attributable to them.

In accordance with the Group’s organisational business structure at 31 December 2024, the CGUs are aligned with the operating segments set forth in IFRS 8 (Grupo Audiovisual Mediaset España) or with business lines that can be identified within the Italian segment (“Free-to-air Television”, “Pay/SVoD series and movie rights library”, “Radio” and “Other advertising sales”). “Other advertising sales” mainly referred to the radio advertising sales of the Group and of third parties, managed by Digitalia ’08; from 1 January 2024, following the line-by-line consolidation of Mediamond, and the advertising sales from Group and third-party websites and from DOOH advertising spaces.

The following table shows the amounts and the allocation of goodwill to each CGU. The variation in this item in the last two years is shown in Note 7.3.

Of the EUR 658.1 million in goodwill allocated to the Grupo Audiovisual Mediaset España CGU (“GAM”), EUR 363.2 million was generated following the acquisition of the company by the Group in 2003 and EUR 294.5 million was generated from the business combinations later carried out by the Spanish company. The carrying amount of the GAM CGU also includes assets with an indefinite useful life amounting to EUR 85.2 million, classified under “Other intangible assets” (pertaining to the value allocated to the “Cuatro” multiplex by the subsidiary Mediaset España in 2010 during the purchase price allocation process that followed the acquisition of the television operations of the Prisa Group).

CGU	31/12/2024	31/12/2023
Grupo Audiovisual Mediaset España	658.1	657.8
Free TV Italy	145.6	145.6
Other advertising sales	5.9	1.3
Total Goodwill	809.6	804.7

The recoverability of the goodwill and other assets of the Group in Italy relating to the Free-to-air Television CGU (mainly consisting of television and movie broadcasting rights, and right to use television frequencies) and the Radio CGU (mainly consisting of intangibles asset with a definite useful life pertaining to the radio frequencies right of use and trade marks) have tested on the basis of the methodology, the process and the guidelines for the five-year business plan 2025-2029 approved by the Board of Directors of MFE on 26 February 2025, which also examined the main indicators and the external (market cap, macroeconomic indicators, target market forecasts) and internal evidence related to these assessments as available at the reporting date of these consolidated financial statements.

Observation of impairment indicators particularly revealed that the market caps of MFE, which had increased significantly throughout the year (+26% compared to 31 December 2023), was lower at the reporting date than the consolidated net carrying amount. Meanwhile, the operational results of all tested CGUs in 2024 showed that advertising sales and results were decidedly better than the approved budget estimates.

The recoverability of the goodwill and other assets pertaining to the Free-to-air Television CGU and the assets pertaining to the Radio CGU, was tested by determining the value in use based on the discounted cash flows inferable from the business plans.

The main key assumptions of both the above mentioned CGUs business plans mainly relates to the advertising revenues trend based on market expectation and assuming a substantial stability of the market shares, the evolution of the programming costs and (for the Free-to-air Television CGU) the Tv rights investments, in the hypothesis of continuity of the current offer and editorial market positioning, taking into account the purchase commitments of tv rights, sport events and entertainment content, personnel turnover and cost of labour, inflation and energy costs projections.

These assumptions were based on management’s best estimate, considering information available from external sources and forecasts of developments in the Group’s markets as prepared by specialist observers mainly in terms of the expected performance of advertising revenues and the most recent economic outlooks available for the explicit forecast period. The nature of the Group’s business means that in both the external forecast scenarios and the main assumptions made by management in preparing the plans to test the recoverable value of the CGUs, there are no material impacts directly relating to Climate Change risks.

The recoverability of the consolidated carrying amount of the GAM CGU was confirmed by estimating the equity value of the Spanish group, based on the value in use of those operating assets realisable based on the future cash flow of the CGU’s operating activities and prepared for the purposes of testing the recoverability of goodwill and of assets with an indefinite useful life as carried out when preparing the consolidated financial statements of GAM approved on 25 February 2025 and of the current value attributable to equity investments, financial assets and liabilities and net cash and cash equivalents. The key assumptions of the business plan mainly relate to the expected future trends in advertising revenues over the projection period based on external information on macroeconomic trends and the advertising market, which assumes that market shares will largely remain stable.

The post tax discount rate (WACC) used for calculating the value in use of the Free-to-air Television CGU and Radio CGU at 31 December 2024 was determined at 7.5% (compared to 8.1% of the previous year). This discount rate was obtained by updating - at the reporting date - the financial and market parameters underlying the calculation of the weighted average cost of capital after tax (cost of debt, risk free rate and market risk premium) using (beta) indicators and a financial structure (debt ratio) inferable from a panel of comparables comprising Free to air broadcasters operating in the Euro zone. The growth rate used to extrapolate the financial flows beyond the explicit periods (“g-rate”) was 2%, in line with the most recent Prometeia medium/long-term inflation forecast for Italy. The same method was used to determine a post tax discount rate of 7.9% (8.2% the previous year) for testing the recoverable amount of goodwill and the other assets of GAM CGU at the consolidated level and a g-rate of 1.8% to extrapolate the financial flows beyond the explicit periods, in line with the most recent Prometeia medium/long-term inflation forecast for Spain.

On this basis, the testing carried out at 31 December 2024 confirmed the recoverability of the carrying amounts (including goodwill) for the GAM and the italian Free-to-air Television CGUs, with significant headroom shown over the carrying amounts, and the recoverability of Radio CGU assets, which upon the impairment testing carried out for the Annual Report 2022 was subject to impairment of EUR 21.5 million allocated to definite-life intangible assets consisting of the right to use radio frequencies.

As far as the goodwill (EUR 5.9 million) allocated to the Other advertising sales CGU and for the residual carrying amount of EUR 29 million of the Pay/SVoD series and movie rights library CGU are concerned, no impairment indicators or evidence of potential reversal were identified as at the reporting date of the consolidated financial statements.

Specific sensitivities analysis have been performed for the CGUs for which value in use confirmed the recoverability of assets. This was done by identifying all other key variables being equal (i) precise discount rates and (ii) year-on-year reductions in EBIT margin deriving from lower advertising revenues for each of the CGUs which – with all other cash flow items left unchanged (i.e. on the cautious assumption that costs and investments would remain unchanged) – eliminate the difference between the recoverable amount and the carrying value.

Based on these analyses, the following were determined:

- for the Free-to-air Television CGU, an equivalence between the recoverable value and the carrying amount, (i) as across all years of the plan, a lower EBIT margin deriving from advertising revenues around EUR 4.9 percentage points less than those contained in the base management scenario (using a discount rate of 7.5%); and ii) a WACC of 12.7%, based on a g-rate of 2% and cash flows equal to those considered in the base scenario.

- for the Free-to-air Radio CGU, an equivalence between the recoverable value and the carrying amount, (i) as across all years of the plan, a lower EBIT margin deriving from advertising revenues around EUR 2.5 percentage points less than those contained in the base management scenario (using a discount rate of 7.5%); and ii) a WACC of 8.6%, based on a g-rate of 2% and cash flows equal to those considered in the base scenario.

- for the GAM CGU, an equivalence between the recoverable value and the carrying amount, (i) as across all years of the plan, a lower EBIT margin deriving from advertising revenues around EUR 5.3 percentage points less than those contained in the base management scenario (using a discount rate of 7.9%); and ii) a WACC of 11.5%, based on a g-rate of 1.8% and cash flows equal to those considered in the base scenario.

7.5 OTHER INTANGIBLE ASSETS

Intangible fixed assets are assets without an identifiable physically form, which are controlled by the company and able to generate future economic benefits.

These assets are recorded at purchase or production cost, including transaction costs, according to the criteria described above for property, plant and equipment.

For purchased intangible assets whose availability for use and related payments are deferred beyond ordinary periods, the purchase value and the related payable are discounted by recognising the financial expenses implicit in the original price.

Internally generated intangible assets, where relating to research costs, are recognised in the income statement during the period in which they are incurred. Development costs, which mainly relate to software, are capitalised and amortised on a straight-line basis over their estimated useful lives (three years on average), provided they can be identified, that their cost can be reliably calculated, and that the asset is likely to generate future economic benefits.

Intangible assets with definite useful lives are amortised on a straight-line basis, starting from the time when the asset is available for utilization and throughout the period of its expected usefulness. The recoverable value of such assets is assessed according to the criteria established in IAS 36, as described in the Impairment of assets explanatory note above.

The item Intangible assets in progress and advance includes (additions) advance payments for the purchase of programming assets, the amount of which is subsequently reclassified (other changes) in the item Television and Movies Rights when the related right is contractually acquired.

Costs relating to rights for the utilization of television frequencies, to be used for setting up digital terrestrial networks acquired from third parties in accordance with applicable legislation, are amortised on a straight-line basis according to the expected duration of their use, beginning at the time the service is activated and ending 30 June 2032, based on the validity period of the definitive assignment order of right of utilization in Italy dated 28 June 2012.

The television broadcasting license of the “Cuatro multiplex” was identified in the purchase price allocation process of the Prisa’s Group television operations acquisition made by Mediaset Espana in 2010 as an intangible asset with an indefinite useful life in absence of objective elements relating to the legal duration of this license; accordingly, it is not systematically amortised, but is subject to impairment testing, at least every year.

As of 1 January 2016, rights for the utilization of radio frequencies are amortised on a straight-line basis over a period of 25 years. The useful life of these rights was estimated as part of the evaluation processes for business combinations concerning the Group’s radio broadcasting operations.

A remaining useful life of up to June 2035 is envisaged for the authorisation to provide audiovisual services nationwide and for the consequent automatic numbering of generalist channels, with a view to the procedures and requirements for the authorisation’s renewal.

ORIGINAL COST	Patents and intellectual property rights	Trademarks	Rights/licenses of use and authorisations	Intangible assets in progress and advances	Other intangible assets	Total
Balance at 1/1/2023	310.2	342.6	745.7	70.9	87.7	1,556.9
Additions	1.9	0.1	0.1	36.8	0.5	39.3
Other changes	4.6	0.0	0.1	(36.8)	3.1	(29.1)
Disposals	(2.8)	-	(0.1)	-	-	(2.9)
Balance at 31/12/2023	313.9	342.7	745.7	70.9	91.2	1,564.4
Additions	3.4	-	0.0	37.1	1.2	41.7
Other changes	9.2	0.0	-	(27.1)	(0.0)	(17.9)
Disposals	(1.8)	(0.1)	-	-	-	(1.9)
Balance at 31/12/2024	324.7	342.6	745.7	80.9	92.4	1,586.2

ACCUMULATED AMORTISATION AND IMPAIRMENTS	Patents and intellectual property rights	Trademarks	Rights/licenses of use and authorisations	Intangible assets in progress and advances	Other intangible assets	Total
Balance at 1/1/2023	(302.7)	(232.3)	(398.2)	(36.9)	(87.1)	(1,057.6)
Other changes	(0.9)	0.0	0.1	(6.7)	0.0	(7.5)
Disposals	2.8	-	-	-	-	2.8
Amortisation	(5.5)	(10.8)	(21.2)		(0.9)	(38.5)
(Impairments)/Reversals	-	-	-	1.0	-	1.0
Balance at 31/12/2023	(306.3)	(243.1)	(419.3)	(42.5)	(88.0)	(1,099.8)
Other changes	0.0	0.0	0.0	-	(0.0)	0.0
Disposals	1.8	-	-	-	-	1.8
Amortisation	(7.1)	(10.8)	(21.2)		(1.0)	(40.1)
(Impairments)/Reversals	-	-	-	(0.1)	-	(0.1)
Balance at 31/12/2024	(311.6)	(254.0)	(440.6)	(42.7)	(89.1)	(1,138.0)

CARRYING AMOUNT	Patents and intellectual property rights	Trademarks	Rights/licenses of use and authorisations	Intangible assets in progress and advances	Other intangible assets	Total
Balance at 1/1/2023	7.4	110.2	347.4	34.0	0.4	499.3
Additions	1.9	0.1	0.1	36.8	0.5	39.3
Other changes	3.7	0.0	0.1	(43.5)	3.1	(36.6)
Disposals	-	-	(0.1)	-	-	(0.1)
Amortisation	(5.5)	(10.8)	(21.2)	-	(0.9)	(38.5)
(Impairments)/Reversals	-	-	-	1.0	-	1.0
Balance at 31/12/2023	7.5	99.4	326.3	28.4	3.1	464.6
Additions	3.4	-	0.0	37.1	1.2	41.7
Other changes	9.2	0.0	0.0	(27.1)	(0.0)	(17.9)
Disposals	-	(0.1)	-	-	-	(0.1)
Amortisation	(7.1)	(10.8)	(21.2)	-	(1.0)	(40.1)
(Impairments)/Reversals	-	-	-	(0.1)	-	(0.1)
Balance at 31/12/2024	13.0	88.5	305.1	38.2	3.4	448.2

An amount of 24.2 million euros relating to the item Other changes refers to the reclassification in the item Television and movie rights of advances paid to suppliers recognised as assets in progress and advances at 31 December 2023.

Additions to the item Patents and intellectual property rights totalled EUR 12.6 million, of which EUR 7.0 million was recognised in the previous year under Assets in progress and advances, relating mainly to acquisitions for application development, Italy-Spain SAP HR and the project for managing PEGA artistic/production contracts.

The item Trademarks mainly comprises:

o	The trademark of Spanish television broadcaster Cuatro for EUR 48.0 million. This asset was recognised following the allocation of the purchase price paid for the acquisition of the television business from Gruppo Prisa by Mediaset España Comunicación S.A. in 2011. The amortisation period has been determinated in 20 years.

o	The trademark of the radio broadcaster Radio 105, valued for EUR 28.4 million. This asset was recognised following the final purchase price allocation of the acquisition of the radio broadcasting assets of the Finelco Group in 2016. The amortisation period has been determined in 25 years.

o	The trademark of the radio broadcaster Radio Subasio, for a residual value of EUR 3.5 million, which was recognised following the final allocation of the purchase price paid for the acquisition of the radio broadcasting assets of the companies Radio Subasio and Radio Aut in 2017. The amortisation period has been estimated at 25 years from the date of acquisition.

o	The Zelig trademark, acquired in 2022, for a carrying amount of EUR 5.4 million, which has an amortisation schedule estimated at 20 years.

Rights/Licences of use and authorisations includes EUR 92.0 million for the utilization of television frequencies held by the subsidiary Elettronica Industriale S.p.A., used in Italy for the operation of domestic channels using digital terrestrial technology, as well as the television broadcasting license of the Cuatro Multiplex, measured at EUR 85.0 million during the allocation of the purchase price paid by the subsidiary Mediaset España in 2010, in relation to the acquisition of Prisa Group’s television operations. The recoverability of the carrying amount of the rights for the utilization of frequencies held by Elettronica Industriale S.p.A. was confirmed in the impairment testing on the Free TV Italy CGU, as reported in Note 7.4 above. The recoverability of the carrying amount of the television broadcasting licence for the Cuatro Spanish Multiplex was confirmed in the impairment testing on the GAM CGU, as also reported in Note 7.4.

The item also includes EUR 90.3 million in rights for the utilization of radio broadcasting frequencies held by MFE Group radio broadcasters (Monradio S.r.l., Radio Studio 105, Virgin Radio, Radio Monte Carlo, Radio Subasio and Radio Aut). As at 31 December 2024, the residual carrying amount of these definite-life intangible assets was tested during the non-financial asset’s recoverability testing carried out under IAS 36 and reported in Note 7.4.

Intangible assets in progress and advances refer mainly to advance payments made to suppliers for the acquisition of broadcasting rights, for dubbing services and for options on programme production and to the launch of production. Additions for the period included advances paid to broadcasting rights owners and advances paid in relation to the production of TV drama series.

7.6 EQUITY INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Investments in associates and joint ventures are recognised using equity method in the consolidated financial statements. At the time of acquisition, the difference between the cost of the equity investment, including any transaction costs, and the acquirer’s interest in the net fair value of the assets, liabilities and identifiable contingent liabilities of the investee is accounted for according to IAS 28, with the recognition of goodwill if it is positive (included in the carrying amount of the equity investment) or of income in the consolidated income statement if it is negative.

The carrying amounts of these equity investments are adjusted after initial recognition, based on the pro-rata changes in the equity of the investee based on the financial information of those companies.

When there are losses attributable to the Group that are higher than the carrying amount of the equity investment, the carrying amount is impaired and appropriate provisions or liabilities are recognised for the amount of any additional losses, but only if the investor is committed to fulfilling legal or implicit obligations towards the investee or, in any case, to cover its losses. If no further losses are identified and the investee subsequently realises gains, the investor will only recognise the amount of the gains attributable to it after these have offset the losses not recognised.

After measurement using the equity method, the carrying amount of these equity investments, also including any implicit goodwill, if the conditions established by IAS 36 apply, must be tested for impairment.

In the case of impairment losses, the related cost is charged to the income statement. The original value can be reinstated in the following fiscal years if the conditions for the impairment no longer apply.

The following is a breakdown of equity investments, showing the economic interest held and the carrying amounts of the equity investments measured by using the equity method for the two years compared.

	31/12/24		31/12/23
	Stake %	carrying amount	Stake %	carrying amount
Associates
EI Towers S.p.A.	40.0%	363.2	40.0%	367.9
Alea Media Estudio, S.A.	45.0%	0.6	40.0%	(0.3)
Alea Yo Adicto S.L.U.	45.0%	-	40.0%	0.4
Alma Productora Audiovisual S.L.	30.0%	0.5	30.0%	0.5
Auditel S.p.A.	26.7%	1.2	26.7%	1.1
Bulldog Tv Spain S.L.	30.0%	1.4	30.0%	2.0
Fenix Media Audiovisual S.L.	40.0%	-	40.0%	0.1
Ivoox Global Podcasting Service S.L.	30.8%	4.1	0.0%	-
Joko TV, S.L.	30.0%	0.1	30.0%	(0.1)
Radical Change S.L. (previously named as La Fabrica de la Tele S.L.)		-	30.0%	1.8
Producciones Mandarina S.L.	30.0%	3.0	30.0%	2.8
ProSiebenSat.1 MEDIA SE (*)	30.8%	450.2	28.9%	495.9
Superguida Tv S.r.l.	49.0%	1.0	49.0%	1.0
Titanus Elios S.p.A.	30.0%	2.7	30.0%	2.7
Unicorn Content S.L.	30.0%	3.4	30.0%	2.6
Total		831.4		878.3

Joint ventures:
Boing S.p.A.	51.0%	5.6	51.0%	5.9
European Broadcaster Exchange (EBX) Ltd.	25.0%	0.9	25.0%	0.9
Fascino P.G.T. S.r.l.	50.0%	23.3	50.0%	20.9
Mediamond S.p.A.		-	50.0%	1.7
Tivù S.r.l.	48.2%	1.6	48.2%	1.8
Total		31.4		31.2
Final balance		862.8		909.5

(*) excluding treasury shares

The additions in this item mainly refer to the EUR 4.0 million acquisition of a 30.53% stake in Ivoox Global Podcasting Service S.L., the EUR 2.2 million acquisition of an additional stake in Alea Media Estudio and the EUR 15.6 million acquisition of a 1.16% stake in P7S1.

As already reported in note 4, in the first quarter of the year MFE’s 3.3% shareholding in ProsiebenSat1 (recognised the previous year under Other financial assets) was reclassified, as an investment in associates following the cash-settled unwinding of the outstanding hedging agreements over that shareholding.

From that date, the entire 29.99% equity investment held in P7S1 as at 31 December 2024 (which, net of treasury shares, is equivalent to a 30.8% share of economic interests and voting rights) is therefore classified and accounted for as an investment in associates under IAS 28.

The carrying amount of this investment measured under IAS 28 at 31 December 2024 before the impairment included a notional goodwill of EUR 172.4 million calculated on the corresponding portions of the investee’s shareholders’ equity at 30 June 2023 and at the subsequent reference dates on which the various owned and newly acquired shares were classified under IAS 28. This value was confirmed as definitive as at 30 June 2024, when the purchase price allocation (PPA) process was completed in compliance with IFRS 3.

The PPA process consisted of analyses to retroactively determine the pro-rata fair value of the assets and liabilities acquired as compared to the carrying amounts of the investee at 30 June 2023 (the date the investment was first classified in accordance with IAS 28) and, accordingly, to determine (on a residual and definitive basis) the notional goodwill contained therein. This process, which was based on publicly available information, did not give rise to any adjustments. No additional intangible assets with definite useful lives were been identified and no additional material provisions were accrued in respect to the outstanding contingent liabilities in P7S1 at that date.

At 31 December 2024, the carrying amount of MFE’s investment in P7S1, measured in accordance with IAS 28 before the impairment (EUR 578.4 million) was still higher than its stock market value (EUR 346.4 million).

The observation of the implicit value of P7S1 recognized by the Company itself in March 2025 in the transaction for the agreement aimed at the purchase by P7S1 , also through the use of own shares, of the non-controlling interest of the non-core assets, combined with two other elements defining the valuation framework: (i) the downward revision of the multi-year consensus forecasts of the analysts that occurred after the publication of the Company's 2024 consolidated results and (ii) the prolonged and significant negative difference between the carrying value and the stock market value, made it necessary to recognize a partial impairment loss of the notional goodwill determined in an amount equal to 128.2 million euros to align the carrying amount of the investment to its recoverable amount determined on the basis of publicly available information to the higher of the Fair value (as the price that an asset could be sold for in an orderly transaction between market participants) and the Value in use, both determined on the basis of publicly available information.

In particular, the recoverable value was determined by assuming the Fair value, determined on the basis of the implicit value recognized to the own shares of P7S1 within the agreement reached between P7S1 and General Atlantic as reported above; this value was substantially confirmed through the value in use model.

The estimate of the value in use in continuity with the valuation model adopted in 2023 year was carried out by determining the equity value of the participation as the algebraic sum of three components: (i) Enterprise value of the Group obtained by discounting the consolidated multi-year forecast operating income flows (which take as a key assumption the expected future trends in advertising revenues) derived from the most recent public consensus of analysts, updated after the publication of the 2024 P7S1 results and the communication by the Company's management of the guidelines and target ranges of revenues and results expected for 2025, using in the central valuation scenario a pre-tax discount rate equal to 12.1% and a g-rate of 1% derived from the correspondent data reported in the 2024 consolidated financial statements of P7S1, (ii) cash flows for the repurchase of the non-controlling interests of the non-core assets of P7S1 determined starting from the values recognized for these entities under the agreements between P7S1 and General Atlantic, (iii) Consolidated net financial debt and other financial liabilities of P7S1 as of December 31, 2024, derived from the Company's consolidated financial statements.

Sensitivity analyses were then performed with respect to the discount rate and g-rate on the central value determined by this model. The results deriving from this model were also confirmed by adjusting the prospective income flows and the initial net financial debt to take into account the economic and financial impacts communicated on 20 March 2025 by P7S1 in relation to the sale of Verivox (an asset of NuCom).

The carrying amounts of other investments in associates and joint ventures incorporated notional goodwill totalling EUR 2.6 million at 31 December 2024. For other investments in associates, no specific impairment indicators have been identified.

The recoverability of the goodwill and of the other assets recognized in the consolidated statement of financial position of the EI Towers Group at 31 December 2024 has been confirmed in preparing the consolidated financial statements of the associate through the calculation of the relative value in use determined in line with IAS 36 based on the company’s best estimate of the cash flows for the period 2025-2031. The recoverable amount calculated on this basis – in the light, among other things, of the sensitivity analyses carried out with respect to the financial parameters and assumptions of the key variables – shows significant positive headroom with respect to the carrying amount of the goodwill and of the other assets tested.

For details on the economic effects for the year, reference should be made to Note 6.8 Result from investments accounted for using the equity method. The measurements have been made based on data from the financial statements and reporting packages available as at the approval date of these Consolidated Financial Statements.

The following table provides key figures from the income statement and balance sheet for associates and joint ventures, as taken from the financial statements and reporting packages available as at the approval date of these Consolidated Financial Statements.

FY 2024	Assets	Shareholders' equity	Liabilities and minorities	Revenues	Net Result
EI Towers S.p.A. (*)	1,851.1	907.3	943.8	275.9	14.0
Alea Media Estudio S.A.	1.7	1.2	0.5	5.8	0.7
Alea Yo Adicto	-	-	-	0.6	-
Alea Lágrimas, S.L.	0.3	-	0.3	-	-
Alea Salvador, S.L.	2.7	-	2.7	12.2	-
Alma Productora Audiovisual S.L.	2.7	1.7	1.0	6.0	0.8
Auditel S.r.l.(***)	12.3	4.6	7.7	35.1	0.3
Boing S.p.A.	22.6	11.1	11.5	25.7	(0.4)
Bulldog Tv Spain S.L.	5.5	4.5	1.0	13.3	1.4
European Broadcaster Exchange (EBX) Ltd.(**)	5.5	3.3	2.2	6.3	0.3
Fascino P.G.T S.rl. (***)	56.7	44.2	12.5	75.8	10.8
Fénix Media Audiovisual S.L.	1.3	(0.1)	1.4	3.5	(0.4)
Furia TV,S.L.	0.6	-	0.6	6.2	-
Ivoox Global Podcasting Service, S.L.	9.1	5.9	3.2	5.0	0.2
Joko TV, S.L.	0.5	0.2	0.3	12.5	0.6
Love My Pets S.r.l.	0.1	0.1	-	0.1	-
Producciones Mandarina S.L.	14.0	10.0	4.0	26.7	3.7
ProSiebenSat.1 MEDIA SE (*)	5,608	1,318	4,290	3,918	51.0
Superguida Tv S.r.l.	2.2	1.9	0.3	0.9	(0.2)
Titanus Elios S.p.A.	14.6	9.0	5.6	4.8	2.4
Tivù S.r.l.	5.9	3.5	2.5	10.0	1.9
Unicorn Content S.L.	14.5	11.4	3.2	42.7	4.8

(*) Consolidated figures

(**) Values expressed in pounds sterling

(***) Values as at 31/12/2023

FY 2023	Assets	Shareholders' equity	Liabilities and minorities	Revenues	Net Result
EI Towers S.p.A. (*)	1,907.8	919.0	988.8	285.3	24.4
Alea Media S.A.	3.1	(0.8)	3.9	23.0	(0.6)
Alea Yo Adicto	1.2	0.9	0.3	4.3	0.9
Alea Lágrimas, S.L.	0.5	-	0.5	0.9	-
Alma Productora Audiovisual S.L.	2.6	1.6	1.0	5.4	0.7
Auditel S.r.l.	11.9	4.3	7.6	33.4	0.2
Boing SpA	21.3	11.5	9.8	25.7	(0.7)
Bulldog Tv Spain S.L.	7.7	6.6	1.1	21.9	2.9
European Broadcaster Exchange (EBX) Ltd.(**)	4.7	3.0	1.7	4.6	0.2
Fascino P.G.T S.rl.	53.1	41.4	11.6	66.1	8.1
Fénix Media Audiovisual,S.L.	1.3	0.3	1.0	3.8	0.4
Joko TV, S.L.	6.7	(0.5)	7.2	4.0	(0.5)
LaFabrica De La Tele SL	11.3	6.1	5.2	26.6	(4.7)
Mediamond S.p.A.	69.9	3.4	66.5	112.5	0.7
Producciones Mandarina S.L.	12.3	9.3	3.0	16.6	3.1
ProSiebenSat.1 MEDIA SE (*)	5,904.0	1,260.0	4,644.0	3,852.0	(124.0)
Studio Woow S.r.l.	1.9	-	1.9	3.9	(0.2)
Superguida Tv S.r.l.	2.4	2.1	0.3	1.2	0.1
Titanus Elios S.p.A.	14.8	8.9	5.9	4.7	2.4
Tivù S.r.l.	6.3	3.7	2.6	11.7	2.0
Unicorn Content S.L.	16.0	8.7	7.3	31.7	3.9

(*) Consolidated figures

(**) Values expressed in pounds sterling

7.7 OTHER FINANCIAL ASSETS

Equity investments other than investments in associates or joint ventures are posted to the “other financial assets” item in non-current assets, are measured pursuant to IFRS 9 and are designated to the category of financial assets measured at fair value with changes in fair value recognised through other comprehensive income without recycling to profit and loss

The risk resulting from any losses exceeding the shareholders’ equity value is recognised in a specific provision to the extent that the investor is committed to fulfilling legal or implicit obligations towards the investee or, in any case, to cover its losses.

Dividends relating to equity investments are recognised in profit and loss.

This category also includes non-controlling interests acquired by the Group within “Ad4Ventures", a venture capital with the aim of making medium-term non-speculative investments in new Italian and Spanish businesses with high growth potential, operating in the technology and digital field. The fair value of these investments can be determined based on special valuation models, by taking account of the prices of recent transactions on the capital of those companies or by referring to market valuation in the event of investments in listed companies.

Financial receivables included in this caption are recognised at their amortised cost, using the actual interest rate method.

	Balance at 31/12/2023	Additions	Disposals	Fair Value Adjustments/ Impairment	Other changes	Balance at 31/12/2024
Equity investments	71.9	1.3	(2.0)	2.5	(49.6)	24.2
Financial receivable (due over 12 months)	4.8	4.8	(1.7)	-	-	7.9
Other financial assets	8.6	-	-	0.9	-	9.5
Hedging derivatives	8.6	-	-	0.3	-	8.9
TOTAL	93.9	6.1	(3.7)	3.7	(49.6)	50.5

The additions in Equity investments for the year refer to the acquisition of investments falling within the AD4Venture business.

Fair value changes include a +EUR 6.9 million change due to the measurement of fair value (with a balancing entry in the Revaluation reserve) of the 3.3% equity shareholding held in P7S1, which up to 31 March 2024 was classified and accounted for under Investments in other companies in accordance with IFRS 9.

Other changes for EUR 49.8 million refer to the reclassification of the investment Prosiebensat.1 Media SE under Investments in associates.

7.8 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are calculated based on the temporary differences between the carrying amounts of assets and liabilities and the corresponding tax base, on the basis of the tax rates that will be in force at the time when the temporary differences will reverse. When the results are recognised directly within equity, the current taxes, the deferred taxes assets and the deferred taxes liabilities are also recognised within equity. The Group also recognises deferred tax assets on tax losses if future taxable income is expected which will allow the Group to use these amounts.

The recognition of deferred tax assets is based on the forecasts of expected taxable income for future years.

The impairment and recoverability testing of the deferred tax assets posted in the financial statements, with particular reference to the tax losses generated in the Italian consolidated tax return, took into consideration the taxable income on the basis of the five-year plans used for impairment testing for the explicit forecast period and, through extrapolation from the latter of the expected taxable income for the subsequent periods.

In the case of any changes in the carrying amount of deferred tax assets and liabilities arising from a change in tax rates or the related legislation, rules or regulations, the resulting deferred taxes are recognised in the income statement, unless they relate to items that have previously been directly recognised withi equity. Deferred tax assets and liabilities are offset when it is lawful to offset current tax assets and liabilities, and when they refer to taxes due to the same Tax Authority and the Group intends to settle the current tax assets and liabilities on a net basis.

The table below shows net position between deferred tax assets and liabilities items as reported in Statement of Financial Position.

	31/12/2024	31/12/2023
Deferred tax assets	281.1	327.2
Deferred tax liabilities	(88.9)	(84.8)
Net position	192.2	242.4

The deferred tax assets and liabilities reported above have been calculated based on temporary differences between the carrying amounts of assets and liabilities and their corresponding taxable base.

Deferred tax assets and liabilities are measured based on the current tax rates applicable at the time the differences will reverse.

Deferred tax assets and liabilities arising from actuarial valuations of defined benefit plans, changes in cash flow hedge reserves and from the effects of consolidation adjustments directly recognised within equity are coherently recognised directly within equity.

The following tables show the breakdown of changes in deferred tax assets and deferred tax liabilities for the last two years.

DEFERRED TAX ASSETS	Balance at 1/1	Amounts recognised to Profit and loss	Amounts recognised to OCI	Business combinations/	Other changes	Balance at 31/12
FY 2023	357.6	(31.0)	1.6	-	(1.0)	327.2
FY 2024	327.2	(48.1)	1.0	0.6	0.3	281.1

DEFERRED TAX LIABILITIES	Balance at 1/1	Amounts recognised to Profit and loss	Amounts recognised to OCI	Business combinations	Other changes	Balance at 31/12
FY 2023	(91.3)	(0.4)	6.9			(84.8)
FY 2024	(84.8)	(5.6)	1.2	(0.1)	0.4	(88.9)

The Credit/(charge) to income, relating to Deferred tax assets, reflects the utilisation of EUR 34.9 million as a consequence of the positive taxable income generated during the year by companies adhering to the Italian tax consolidation agreement, in addition to the accruals and releases carried out during the period for temporary differences.

Amounts recognised to OCI includes the changes in deferred tax assets and liabilities in relation to the valuation reserves for cash flow hedging derivatives, derivatives hedging the fair value of FVOCI financial assets and reserves for actuarial gains and losses.

The tables below show the breakdown of the temporary differences that gave rise to the deferred tax assets and liabilities for the last two years.

	Temporary differences	Tax effect 31/12/2024	Temporary differences	Tax effect 31/12/2023
Deferred tax assets related to:
Property, plant and equipment	39.9	9.7	9.2	2.3
Other intangible assets	231.7	53.7	267.0	65.9
TV and movie rights	69.7	19.3	64.3	18.1
Provision for expected credit loss	19.5	4.7	21.3	5.1
Provisions for risk and charges	27.9	6.9	43.7	11.3
Post-employment benefit plans	35.8	8.6	36.2	8.7
Inventories	6.7	1.9	5.1	1.4
Tax losses carried forward	617.3	148.2	761.1	182.7
Other temporary differences	13.8	3.3	28.6	6.9
Consolidation adjustments	89.4	24.9	89.1	24.9
Total	1,151.7	281.1	1,325.7	327.2

Deferred tax assets amount to EUR 281.1 million and include, in addition to the tax effects on the consolidation adjustments, EUR 12.4 million for temporary differences generated within the Grupo Audiovisual Mediaset España and EUR 268.6 million related to the companies adhering to the Italian tax consolidation perimeter. With regard to the latter component, EUR 147.7 million relates to the totality of IRES tax losses that can be carried forward indefinitely from the tax consolidation (EUR 615.2 million), which is down on the figure from 31 December 2023 (EUR 757.5 million), better than the recoverability assessment estimates made at the end of the previous year. Tax losses carried forward also include the deferred tax assets from the tax losses relating to Beintoo, a company acquired in 2020 and therefore not part of the tax consolidation. It should be noted that no deferred tax assets have been recognized for the IRES tax losses carried forward (totalling to EUR 45 million) accrued by some companies prior to their acquisition by the Group and their inclusion in the Italian tax consolidation agreement.

The recognition of deferred tax assets is based on the forecasts of expected taxable income for future years. With particular reference to deferred tax assets associated with the Italian tax consolidation arrangement containing IRES tax losses that can be carried forward indefinitely, the recognisability and recoverability for the period of the value of those deferred tax assets at 31 December 2024 was tested by estimating the future IRES-taxable income from the Italian tax consolidation arrangement based on the following assumptions:

o	pre-tax profit/loss of Italian operations included in the tax consolidation in the 2025-2029 plans used in the context of the impairment tests based on the assumptions set forth by MFE-Mediaforeurope’s Board of Directors on 26 February 2025;

o	estimates of mainly tax variations, primarily relating to dividend income from subsidiaries and other tax-neutral components of profit or loss;

o	extrapolation of the taxable income beyond the period covered by the business plans used for the impairment test considering hypotheses of growth and profit margins in line with the assumptions (long-term growth rate and cash flows used to determine the terminal value) adopted for impairment test purposes.

Based on this analysis, a recovery period of five/six years was determined.

	Temporary	Tax effect	Temporary	Tax effect
	differences	31/12/2024	differences	31/12/2023
Deferred tax liabilities related to:
Property, plant and equipment	14.0	3.9	29.8	4.2
Intangible fixed assets	279.5	72.3	257.9	66.7
Provision for expected credit loss	0.6	0.1	0.6	0.1
Post-employment benefit plans	33.0	7.9	32.5	7.8
Hedging derivatives	17.4	4.2	22.2	5.3
Other temporary differences	1.7	0.4	3.4	0.7
Consolidation adjustments	0.1	0.0	0.1	0.0
Total	349.6	88.9	346.5	84.8

Intangible assets also include the tax effects of the final allocation of the purchase price paid for the acquisition of the Finelco Group (now Radiomediaset) in 2016; of the final allocation of the purchase price paid in 2018 for the acquisition of the companies Radio Subasio S.r.l. and Radio Aut S.r.l.; and of the acquisition of RMC Italia S.p.A. in 2019.

8. CURRENT ASSETS

8.1 INVENTORIES

The inventories of raw materials, semi-finished and finished products are measured at the acquisition or production cost, including transaction charges (FIFO method), or their estimated net realisable value based on market conditions, whichever is lower. Inventories also include television broadcasting rights acquired for use periods of less than 12 months and the costs of already completed television productions, as these rights are intended to be expoited in full on their first broadcast. These inventories are stated at actual cost of purchase or production.

The item at the reporting date breaks down as follows:

	31/12/2024
	Gross amount	Write-downs	Carrying amount
Raw and ancillary materials, consumables	0.0	-	0.0
Work in progress and semi-finished products	3.6		3.6
Finished goods and products	84.1	(6.9)	77.2
Total	87.7	(6.9)	80.8

	31/12/2023
	Gross amount	Write-downs	Carrying amount
Raw and ancillary materials, consumables	0.1	-	0.1
Work in progress and semi-finished products	3.5		3.5
Finished goods and products	63.6	(5.3)	58.3
Total	67.2	(5.3)	61.9

o	Raw materials, ancillary materials and consumables mainly include replacement parts for radio and television equipment.

o	Work in progress and semi-finished goods mainly include production sets and television productions in progress.

o	Finished goods and products mainly include television productions, attributable to R.T.I. S.p.A. totalling EUR 32.9 million (EUR 28.5 million at 31 December 2023) and to Grupo Audiovisual Mediaset España Comunicación for EUR 13.2 million (EUR 4.6 million at 31 December 2023). The increase in the impairment provision includes the addition of EUR 4.0 million during the year related to episodes produced but not aired.

8.2 TRADE RECEIVABLES

Receivables are posted at their fair value, which — except where customers have been granted significantly extended payment terms — is the same as the value calculated using the amortised cost method. Pursuant to IFRS 9, trade receivables are classified within the categories provided for in the “held to collect” or “hold to collect and sell” business models. Their value at year-end is adjusted to their estimated realisable value and written down in the event of impairment, with expected credit loss measured using a time horizon of 12 months in the absence of any evidence of a significant increase in credit risk. For trade receivable, the simplified approach was applied. Receivables originating in non-EMU currencies are measured at the year-end spot rates issued by the European Central Bank.

The recognition of the sale of receivables is subject to the requirements laid down by IFRS 9 regarding the derecognition of financial assets. As a result, all receivables sold to factoring companies, with or without recourse, if the latter include clauses that entail maintaining a significant exposure to the performance of the cash flows from the receivables sold, remain in the financial statements, even if they have been legally sold, with a corresponding recognition of a financial liability for the same amount. Factoring fees are classified under the item “Purchases, services, miscellaneous costs”.

The item at the reporting date breaks down as follows:

	Balance at 31/12/2024 Due
		Within 1	After 1	Balance at
	Total	year	year	31/12/2023
Receivables from customers	777.6	766.4	11.2	744.5
Receivables from related parties	6.3	6.3		30.9
Total	783.9	772.7	11.2	775.4

This item includes EUR 8.9 million in receivables due from Sky Italia S.r.l., EUR 2.9 million from Telecom Italia S.p.A. for the licence to use free-to-air channels, EUR 3.1 million from Amazon Digital UK Limited for the SVOD rights license and royalties for Infinity Selection and EUR 1.0 million from Netflix Inc.

The receivables due after 1 year amount to EUR 11.2 million (EUR 10.4 million in 2023) are classified as current receivables because they are expected to be settled in normal operating cycle.

The breakdown of receivables from related parties is reported in Note 15 below (Related-Party Transactions).

Credit risk

The credit risk mainly originates from the advertising sales on the MFE Group’s Italian and Spanish television networks.

The Group, based on a specific policy, manages the credit risk relative to the advertising sales through a comprehensive customer credit rating procedure, with an analysis of their economic and financial situations both at the time of setting the initial credit limit and through the ongoing and continuous monitoring of observance of payment terms, updating, when necessary, the previously assigned credit limit.

Based on the above-mentioned credit rating procedure and its subsequent updates, it is possible to break down customer exposure into the following three classes of risk, which represent the summary of a wider and more complex subdivision:

Low risk

Customers with a standard risk index and a financial position that adequately supports their assigned credit limit.

Medium risk

Customers who have not regularly fulfilled their contractual commitments or have current economic/financial situations that are critical compared to those relative to their original credit limit. Based on these specifications of credit positions, an impairment loss is calculated based on the percentage impact of historically observed losses.

High risk

Customers with whom there are ongoing default situations, or there is objective insolvency regarding their receivables, for which specific write-downs are made and, in some cases, recovery plans agreed, or extended payment terms which, in any case, do not exceed 12 months.

Below is a table summarising the net balances and the provision for expected credit losses divided into the above classes.

		Past due					Provision for
RISK CLASSES AT 31 DECEMBER 2024	Gross receivables	0-30 days	30-60 days	60-90 days	More than 90 days	Total past due	expected credit loss	Net Receivables

ITALIAN ADVERTISING RECEIVABLES:
Low	452.6	32.3	7.1	2.9	6.4	48.7	0.4	452.2
Medium	28.2	5.5	1.0	0.5	1.2	8.2	2.4	25.7
High	26.8	2.0	0.6	0.6	14.6	17.8	11.4	15.4
FOREIGN ADVERTISING RECEIVABLES:
Low	222.3	33.8	2.6	0.6	0.2	37.1	1.7	220.6
Medium	1.4	0.1	0.0	0.0	0.3	0.4	0.2	1.2
High	1.7	-	-	-	1.7	1.7	1.7	-
OTHER RECEIVABLES:
TELCO operators	18.2	0.6	-	-	1.5	2.1	1.5	16.8
Movie distribution area	14.6	8.2	0.0	0.2	6.2	14.6	4.5	10.1
Other customers	37.3	1.3	1.1	1.0	9.8	13.1	1.7	35.5
RECEIVABLES FROM RELATED
Low	6.3	(0.0)	-	(0.0)	0.0	(0.0)	-	6.3
TOTAL TRADE RECEIVABLES	809.4	83.8	12.5	5.7	41.8	143.7	25.5	783.9

		Past due					Provision for
RISK CLASSES AT 31 DECEMBER 2023	Gross receivables	0-30 days	30-60 days	60-90 days	More than 90 days	Total past due	expected credit loss	Net Receivables

ITALIAN ADVERTISING RECEIVABLES:
Low	416.2	21.6	6.4	1.5	9.4	38.9	0.7	415.5
Medium	34.0	6.8	0.6	0.4	4.1	11.9	0.9	33.1
High	22.3	1.7	1.0	0.7	10.3	13.7	9.8	12.5
FOREIGN ADVERTISING RECEIVABLES:
Low	213.9	4.3	1.2	0.8	(0.0)	6.2	1.1	212.7
Medium	4.4	0.0	0.0	0.0	0.0	0.1	2.0	2.4
High	2.6	0.0	0.1	0.4	2.0	2.5	1.6	1.0
OTHER RECEIVABLES:
TELCO operators	19.6	1.0	0.9	0.0	1.5	3.4	1.3	18.2
Movie distribution area	22.2	16.2	0.6	0.2	4.3	21.3	5.8	16.4
Other customers	34.4	9.6	0.4	0.1	3.3	13.4	1.7	32.6
RECEIVABLES FROM RELATED PARTIES:
Low	30.9	(0.0)	-	-	-	(0.0)	-	30.9
TOTAL TRADE RECEIVABLES	800.4	61.3	11.1	4.1	34.9	111.4	25.1	775.3

TELCO operators mainly comprises receivables from the sale of content activities.

Regarding the main type of trade receivables generated by the advertising business in Italy, in terms of concentration, 19.1% of revenues were made with the top 10 customers.

The changes in the provision for expected credit losses are shown below.

	Balance at 1/1	Additional accruals in the year	Utilised during the year	Business Combination/ Change in the consolidation area	Balance at 31/12
FY 2024	25.1	3.2	(4.8)	2.0	25.5
FY 2023	30.6	2.0	(7.4)	-	25.1

In addition, below is a table showing a detailed analysis of other financial assets, whose maximum credit risk exposure corresponds to the carrying amount.

	31/12/24	31/12/23
Financial receivables	25.6	21.5
Hedging derivatives	22.2	24.9
Trade receivables	783.9	775.3
Factoring receivables	186.8	160.3
Bank and postal deposits	132.5	175.2
Total financial assets	1,150.9	1,157.1

8.3 TAX CREDITS, OTHER RECEIVABLES AND CURRENT ASSETS

8.3.1 Tax receivables

This item, amounting to EUR 27.3 million (EUR 28.2 million at 31 December 2023) includes EUR 18.7 million relating to the net position towards the tax authorities to the Group’s Italian companies adhering to the Italian tax consolidation agreement (EUR 18.2 million at 31 December 2023).

In addition, this item included EUR 8.0 million (EUR 9.4 million at 31 December 2023) representing the net IRAP tax position for Group companies with respect to advances paid, and EUR 0.4 million (EUR 0.4 million at 31 December 2023) for the tax credits of the subsidiary GAM.

8.3.2 Other receivables and current assets

	31/12/2024	31/12/2023
Other receivables	232.3	211.1
Prepayments and accrued income	44.4	54.5
Total	276.7	265.6

Other receivables mainly include:

o	advances totalling EUR 15.6 million to suppliers, contractors and agents, paid to advertising professionals and suppliers, and to suppliers, artists and professionals involved in television productions (EUR 17.5 million at 31 December 2023).

o	Receivables from tax authorities totalling EUR 27.4 million (EUR 29.9 million at 31 December 2023):

o	Receivables totalling EUR 186.8 million due from factoring companies for the transfer of trade receivables without recourse, for which settlement by the factor had been collected in 2025 based on contractual terms. During the year the amount of receivables transferred to factoring companies with a non-recourse clause total of EUR 1,124.0 million (EUR 1,085.0 million during 2023).

Prepayments and accrued income mainly refers to the already-incurred costs pertaining to the next financial year for the rights to broadcast matches from the Coppa Italia 2024/25 (EUR 16.4 million).

8.4 CURRENT FINANCIAL ASSETS

Financial assets are recognised in the financial statements based on their transaction date and they are initially measured at cost, including the expenses directly connected with their acquisition.

At subsequent reporting dates, the financial assets (except for derivative financial instruments) are recognised at amortised cost, according to the actual interest rate method, net of impairment losses.

Financial assets not classed with the categories provided for in the “hold to collect” or “hold to collect and sell” business models are measured at fair value in each accounting period with their impacts recognised in profit and loss under the item “Financial (Expenses)/Income” or to a specific shareholders’ equity reserve and until they are realised or have suffered an impairment (this reserve is classified under “Valuation reserve”).

The fair value of securities listed on an active market is based on market prices at the reporting date.

The fair value of securities that are not listed on an active market and of trading derivatives is calculated by using the measurement models and techniques most widely adopted in the market, or by using the price supplied by several independent counterparts.

	31/12/2024	31/12/2023
Financial receivables (due within 12 months)	8.2	8.1
Financial assets for other hedging derivatives	12.8	16.3
Financial assets for equity hedging derivatives	-	14.5
Financial assets for derivatives with no hedging purpose	0.5	-
Total	21.4	38.8

Current financial receivables maturing within 12 months mainly include EUR 2.6 million (EUR 2.3 million at 31 December 2023) for government grants for movie productions made by Medusa Film S.p.A., which had been approved but not paid at the reporting date; EUR 1.8 million (EUR 0.9 million at 31 December 2023) for cash pooling accounts managed by MFE-MEDIAFOREUROPE N.V. on behalf of associates and joint ventures; as well as EUR 1.3 million in receivables due from the company Alea Media and EUR 0.8 million due from Fenix Media Audiovisual S.L.

Financial assets for other hedging derivatives consisted exclusively of the current portion of the fair value of foreign exchange derivatives both for the hedging of future commitments to purchase broadcasting rights and for items recognised in the financial statements, in particular receivables and payables denominated in foreign currencies.

Financial assets for equity hedging derivatives in 2023 was related to the current portion of the fair value of the put options agreed for the hedging of fair value changes in the equity investment held in Prosiebensat.1 Media SE.

8.5 CASH AND CASH EQUIVALENTS

This item includes petty cash, bank current accounts and deposits that are repayable on demand and other short-term and highly liquid financial investments that are readily convertible into cash, with an insignificant risk of a change in value.

Below is a breakdown of the item:

	31/12/2024	31/12/2023
Bank and postal deposits	132.4	175.2
Cash and cash equivalents	0.1	0.1
Total	132.5	175.3

Of the total amount, EUR 27.4 million referred to Grupo Audiovisual Mediaset España.S.A.

A more detailed breakdown of changes in cash and cash equivalents is reported in the consolidated statement of cash flow.

8.6 NON-CURRENT ASSETS HELD FOR SALE

This item refers to the value of the transmission equipment (transmitters, radio bridges and related switches) that are to be sold by the subsidiary Elettronica Industriale to the EITowers Group following the renewal, coming into effect on 1 July 2025, of the multi-year Full Service Contract for the nationwide distribution and transmission of TV signals, as reported in the section entitled “Key corporate transactions, equity investments and other significant events for the year”.

NOTES ON MAIN SHAREHOLDERS’ EQUITY AND LIABILITIES ITEMS

9 . SHARE CAPITAL AND RESERVES

9.1 SHARE CAPITAL

At 31 December 2024, the fully subscribed share capital was EUR 161.7 million. The change compared to the previous year is due to the gratuitous increase in share capital from the available reserves, excluding option rights, which was passed by the resolution of the Board of Directors of MFE-MEDIAFOREUROPE NV on 4 October 2024 in exercise of the authorisation granted at the Company’s Shareholders' Meeting of 19 June 2024 to service the Medium/Long–Term Incentive and Loyalty Plan 2021-2023. In particular, 452,650 new ordinary MFE A-class shares were issued to beneficiaries of the Plan.

As a result of this increase, the Company's share capital increased from EUR 161.6 million to EUR 161.7 million.

As a result of these changes, share capital is formed by 332,155,249 MFE A-class shares each with a par value of EUR 0.06 and carrying 1 voting right per share, and 236,245,512 ordinary B-class shares each with a par value of EUR 0.60 and carrying 10 voting rights per share. Both share classes grant their holders the same property rights, the same economic treatment and - except for voting - equal administrative rights.

Both classes of share are listed on Euronext Milan (EXM), a stock market organised and managed by Borsa Italiana S.p.A. Furthermore, since 14 June 2023, MFE A-class shares are also traded on the Spanish Stock Exchanges of Barcelona, Bilbao, Madrid and Valencia organised and managed by the relevant stock market management companies (Sociedades Rectoras de las Bolsas de Valores).

9.2 SHARE PREMIUM RESERVE

At 31 December 2024, the Share premium reserve amounted to EUR 1,149.6 million.

9.3 TREASURY SHARES

Treasury shares are recognised at cost and recorded as a reduction of shareholders' equity.

This item includes the B-Class Shares of MFE-MEDIAFOREUROPE N.V. that were purchased pursuant to resolutions of ordinary shareholders' meetings of 16 April 2003, 27 April 2004, 29 April 2005, 20 April 2006 and 19 April 2007, and the A-Class Shares acquired during 2022 by resolution of the ordinary shareholders’ meeting of 29 June 2022.

At 31 December 2024, the carrying amount of treasury shares in the portfolio totalled EUR 337.1 million, equivalent to 7,271,459 MFE B-class shares.

The changes for the period by share class are shown below.

	FY 2024		FY 2023
	A-class shares	Carrying amount	A-class shares (*)	Carrying amount
Opening balance	-	-	88,707,693	32.6
Additions	-	-	-	-
Disposals	-	-	(88,707,693)	(32.6)
Final balance	-	-	-	-

*The cancellation of A-class treasury shares occurred on 2 May 2023, prior to the reverse stock split of 23 October 2023.

	FY 2024		FY 2023
	B-class shares	Carrying amount	Number of shares	Carrying amount
Opening balance	7,724,109	358.1	38,627,313	358.1
Additions before reverse stock split	-	-	-	-
Disposals before reverse stock split	-	-	(2,653)	(0.0)
Additions (Disposals) due to reverse stock split	-	-	(30,899,728)	-
Additions	83,664	-	-	-
Disposals	(536,314)	(21.0)	(823)	(0.0)
Final balance	7,271,459	337.1	7,724,109	358.1

Disposals of B-class shares during the year refers to the reduction in the number of shares due to employees being allocated treasury shares following the maturation of their rights under the Medium/Long-Term Incentive Plan announced in 2021.

9.4 REVALUATION RESERVES

The Revaluation reserve for investments measured at FVTOCI (fair value through other comprehensive income) consists of the fair value measurement of equity investments included in the caption Other financial assets in non-current assets and classified as “FVTOCI financial assets”, as provided for in IFRS 9. This valuation is entered with changes recognised in the other comprehensive income statement without recycling to profit and loss.

The Revaluation reserve for cash flow hedges is connected with valuations of derivative instruments designated as hedges against the foreign exchange risk associated with the acquisition of television and movie broadcasting rights in foreign currencies, or as hedges against the interest rate risk associated with medium and long-term financial liabilities. This valuation is entered with changes recognised in other comprehensive income, within the items that may be subsequently reclassified to profit and loss.

The Time value reserve and Options intrinsic value reserve were created for measuring instruments hedging the fair value of equity derivatives; they provide - in line with the rules for the hedged item - that changes in other comprehensive income statement should be recognised without reversal to the income statement.

	31/12/2024	31/12/2023
FVTOCI equity investments reserve	(13.7)	(60.2)
Cash flow hedge reserve	13.2	16.9
Options time value reserve	-	(7.9)
Options intrinsic value reserve	-	13.0
Total	(0.5)	(38.2)

The table below shows the changes in these reserves over the year for equity attributable to shareholders of the parent company.

	Revaluation reserve for investments measured at FVTOCI	Revaluation reserve for cash flow hedges	Options time value reserve	Options intrinsic value reserve	Total Valuation reserve
Balance at 31/12/2023	(60.2)	16.9	(7.9)	13.0	(38.2)
Increase/(decrease)	-	(0.1)	-	-	(0.1)
Reclassification to profit or loss	-	(0.3)	-	-	(0.3)
Basis adjustment	-	(3.9)	-	-	(3.9)
Fair value changes	0.9	(0.5)	(1.5)	(2.8)	(3.9)
Deferred tax effects	0.9	1.2	-	-	2.1
Other changes	44.6	-	9.5	(10.2)	43.9
Balance at 31/12/2024	(13.7)	13.2	-	-	(0.5)

Other changes – relating to the items FVTOCI equity investments, Options time value reserve and Options intrinsic value reserve – mainly refers to the reclassification under Retained Earnings of the cumulative fair value differences following the cash-settled unwinding of the outstanding hedging agreements over the 3.3% stake in P7S1 and, consequently, to the reclassification of the ProSieben investment under Equity investments in associates and joint ventures.

9.5 RETAINED EARNINGS AND OTHER RESERVES

The Reserve from equity investments accounted for using the equity method refers to the components directly recognised equity by associates and joint ventures accounted for by using the equity method

The Consolidation reserve refers to the effects of the business combinations under common control.

The Reserve for transaction with non-controlling interest refers to the differences between the considerations paid or received for the purchase or sale of minority shares held in subsidiaries with respect to the corresponding portion of their accounting net equity.

The Stock option and incentive plans reserve consisted of the contra-entries for costs accrued, measured in accordance with IFRS 2, relating to medium-long term incentive plans for the allocation of MFE A-class and B-class shares.

The Reserve for actuarial gains/(losses) consists of components arising from the actuarial valuation of defined benefit plans, recognised directly through shareholders' equity. This valuation is entered with changes recognised in the other comprehensive income statement without recycling to profit and loss.

	31/12/2024	31/12/2023
Reserve from equity investments accounted for using the equity method	(7.7)	(12.7)
Consolidation reserve	(81.9)	(79.0)
Reserves for transaction with non-controlling interest	249.7	249.7
Stock option and incentive plans reserve	9.8	9.8
Reserve from actuarial gains/(losses)	(28.9)	(29.9)
Retained earnings	1,616.1	1,607.1
Total	1,757.1	1,744.8

	31/12/2023	Increase/decrease	Tax effect	Reclassification	31/12/2024
Reserve from equity investments accounted for using the equity method	(12.7)	5.0	-	-	(7.7)
Consolidation reserve	(79.0)	(2.9)	-	-	(81.9)
Reserves for transaction with non-controlling interest	249.7	-	-	-	249.7
Stock option and incentive plans reserve	9.8	6.2	-	(6.2)	9.8
Reserve for actuarial gains/(losses)	(29.9)	1.5	(0.5)	-	(28.9)
Retained earnings	1,607.1	(140.1)	-	149.1	1,616.1
Retained earnings and other reserves	1,744.8	(130.3)	(0.5)	143.0	1,757.1

The change in Reserve from equity investments accounted for using the equity method refers, in the context of investments measures using the equity method, to the pro-quota part of the components directly recognised in the net shareholders’ equity of investees.

The change in Consolidation reserves during the year refers to the effects of the acquisition of Mediamond S.p.A. and its subsidiary Videowall S.r.l. – accounted for as a business combination under common control – which, as at the date of first consolidation, resulted in a reserve being recognised that had previously been recognised in the consolidated financial statements of the entity enjoying common control.

The year-on-year change in the Stock option and incentive plans reserve consisted of the contra-entries for costs accrued, measured in accordance with IFRS 2, relating to medium-long term incentive plans adopted by MFE-MEDIAFOREUROPE N.V. The year-on-year changes for the period relate to increases in the costs accruing under incentive plans issued by the Group in the 2022, 2023 and 2024 financial years and to the reclassification under Retained earnings following the allocation of the 2021 Plan.

The change in Retained earnings is primarily due, firstly, to the recognition of the EUR 209.2 million profit for the previous year and the distribution of EUR 140.1 million in dividends (paid out on 24 July in accordance with the Shareholders' Meeting resolution of 19 June 2024) and, secondly, the reclassification from the Revaluation reserves following the cash-settled unwinding of hedging agreements described in note 9.4 Revaluation reserves.

10 . NON-CURRENT LIABILITIES

10.1 POST-EMPLOYMENT BENEFITS PLANS

Employee benefits

Post-employment benefit plans

The Employee Leaving Indemnity (ELI), which is obligatory for Italian companies pursuant to article 2120 of the Italian Civil Code, is a type of deferred remuneration and is related to the length of the working lives of the employees and the remuneration received.

As a result of the Supplementary Pension Reform, amounts of ELI accrued up to 31 December 2006 will continue to remain within the company as a defined benefit plan (with the obligation of actuarial valuation of the accrued benefits). Amounts accruing from 1 January 2007 (except for employees in companies with less than 50 employees), according to the choice made by the employees, are either allocated to supplementary pension funds or transferred by the Company to the treasury fund managed by the Italian National Social Security Institute (INPS) and, from the time when the employees make their choice, shall constitute defined contribution plans no longer subject to actuarial valuation.

Employee benefits, which by Italian law are classified as leaving entitlements (TFR), are considered by IAS 19 to be post-employment benefits and must be recognised in the financial statements using actuarial valuations.

For the benefits subject to actuarial valuation, the ELI liability must be calculated by projecting forward the already accrued amount up to the future date of dissolution of the employment relationship and then discounting the amount to its present value, at the reporting date, using the actuarial “Projected Unit Credit Method”. The discount rate used to determine the liability is the “Composite” interest rate curve for securities issued by corporate issuers with an AA rating.

From an accounting perspective, the actuarial valuation results in recognition in profit and loss under the item “Financial Expenses/Income”, which represents the theoretical charge that the Company would incur if it requested a market loan for the amount of the ELI, and a current service cost under the item “Personnel expenses”, which establishes the amount of the benefits accrued by the employees during the financial year, but only for companies of the Group with less than 50 employees that, consequently, have not transferred the amounts accrued from 1 January 2007 to supplementary pension schemes. The actuarial gains and losses that reflect the impacts from changes in the actuarial assumptions used are recognised directly in shareholders’ equity without ever going through profit and loss and they are shown in the comprehensive income statement.

The valuation of the Group’s obligations to its employees was carried out with the support of an independent actuarial:

o	Projected estimate of the cost of employee leaving entitlements already accrued at the valuation date up to the moment at which employment contracts will terminate or the accrued amounts are paid in part as advances on entitlements.

o	Discounting, at the valuation date, of the expected cash flows the Group will have pay to its employees in the future.

o	Re-proportioning of the accrued benefits discounted based on length of service at the valuation date compared to the length of service expected at the hypothetical date of payment by the Group.

The valuation of employee leaving entitlements in accordance with IAS 19 was conducted specifically for the specific population of current employees, i.e. detailed calculations were made for each Group employee, without taking into account any future hires.

The actuarial valuation model is based on “technical bases” consisting of demographic, economic and financial assumptions relating to the valuation parameters.

The assumptions used are summarised below:

Demographic assumptions

Death probability	ISTAT life expectancy table broken down by age and sex, current as at 2023

Probability of leaving the Group	Retirement, resignation, termination and contract expiration percentages were taken from the observation of the company's historical data. The employee attrition probabilities used were broken down by age, sex and contractual job title (office workers, managers and executives/journalists). The actuarial valuations took account of start dates for pension benefits specified by Decree Law 201 of 6 December 2011 "Urgent Provisions for the Growth, Fairness and Consolidation of the State Budget," (converted with amendments by Law 214 of 22 December 2011) and the regulations governing adjustment of requirements to access the pension system for increases in life expectancy pursuant to Article 12 of Decree Law 78 of 31 May 2010 converted, with amendments, by Law 122 of 30 July 2010.

TFR advances	Frequencies of advances and average percentage of TFR requested in advance have been taken from the observation of historical data for each company of the Group

Supplementary pensions	Those who fully transfer their TFR to supplementary pensions release the company from TFR obligations, and thus, are not the subject of valuation. For other employees, valuations were made taking into account the decisions actually made by employees, current as at 31 December 2024.

Economic/financial assumptions

Inflation rate

With reference to inflation, reference was made to the macroeconomic overview contained in the most recent "Economy and Finance Document and Notes" as at the reporting date, using an inflation rate of 1.8% for 2024- 2027; 1.9% for 2028 and 2.0% for 2029 and onwards.

Discounting rates	The discount rate used was determined in relation to market returns on prime corporate bonds on the valuation date. In this regard, the "Composite" interest rate curve was used for securities issued by corporate issues with an AA rating in the "Investment Grade" category in the eurozone as of 31 December 2024 (source: Bloomberg).

The change in the post-employment benefits plans is as follows:

	2024	2023
Balance at 1/1	49.3	50.5
Service Cost	0.5	0.3
Actuarial (gains)/losses	(1.9)	1.7
Interest Cost	1.8	1.5
Indemnities paid	(5.2)	(4.7)
Business combinations	1.9
Balance at 31/12	46.4	49.3

The table below shows a sensitivity analysis on the amount of the liabilities following the change in the main demographic and economic and financial assumptions relating to the parameters involved in the calculation.

Sensitivity analysis

Economic and financial assumptions		DBO	Service cost
	+50 b.p.	45.2	0.4
Discount rate curve
	-50 b.p.	47.6	0.5
	+50 b.p.	47.2	0.5
Inflation rate
	-50 b.p.	45.6	0.4

Demographic/Actuarial assumptions		DBO	Service cost
	+50 b.p.	46.4	0.5
Wage increases
	-50 b.p.	46.3	0.5
	+50 b.p.	46.6	0.5
Probability of termination of the employment relationship
	-50 b.p.	45.9	0.5
	+50 b.p.	46.5	0.5
Change in TFR accrued
	-50 b.p.	46.2	0.4

10.2 FINANCIAL PAYABLES AND LIABILITIES

Financial payables and liabilities are recognised at amortised cost, using the actual interest rate method. Financial liabilities related to IFRS 16 debt are recognised pursuant to international accounting standard IFRS 16 - ‘Leases’.

	31/12/2024	31/12/2023
Due to banks	285.3	698.1
Payables to other lenders	0.1	8.1
IFRS 16 lease financial liabilities (non current portion)	87.3	94.6
Other financial liabilities	-	0.3
Total	372.6	801.1

Due to banks (non current portion) refers to the portion of committed credit facilities maturing beyond 12 months and attributable to MFE-MEDIAFOREUROPE N.V. These payables are recognised in the financial statements using the amortised cost method.

A breakdown of the change of EUR 412.8 million for the year is provided below:

–	reclassification, under Current financial payables, of EUR 350 million nominal for three credit facilities maturing in the next 12 months, and the reclassification of EUR 39.9 million as the current portion of two loans;

–	partial repayment of a loan totalling EUR 40.0 million nominal.

Some loans are subject to financial covenants on a consolidated basis as shown in the table below. Net financial debt, in respect of specific waivers obtained by counterparties, is calculated on the basis of the IAS/IFRS Accounting Standards in force on 31 December 2018 (excluding liabilities recognised under IFRS 16) and without including the payables under the loans contracted with Credit Suisse for the acquisition of the equity interest in ProsiebenSat1, which were repaid during the first quarter 2024.

The method used to calculate the covenants also applies to contracts signed during 2024.

financing counterpart	covenant	checking period	waiver acceptance date
Intesa - S.Paolo 2020	Net Financial Position/EBITDA less than 2	6 months
Net Financial Position/EBITDA less than 2
BNL 2021		6 months	30/03/2022
Net Financial Position/Equity less than 2
Net Financial Position/EBITDA less than 2
UniCredit 2022		6 months	30/03/2022
Net Financial Position/Equity less than 2
BNL 2022	Net Financial Position/EBITDA less than 2	6 months	03/05/2023
Club Deal 2022	Net Financial Position/EBITDA less than 2	6 months	30/03/2022
BNL 2023	Net Financial Position/EBITDA less than 2	6 months
Net Financial Position/EBITDA less than 2
BPER 2023		6 months
Net Financial Position/Equity less than 2
Net Financial Position/EBITDA less than 2
BPER 2023		6 months
Net Financial Position/Equity less than 2
BPM 2023	Net Financial Position/EBITDA less than 2	6 months

Please note that the figures shown in the table above are those defined by contract with each counterparty and, therefore, may not be fully aligned with the main alternative performance measures identified by the Group in the Directors’ Report on Operations.

If any financial covenants are breached, both for the loans and credit facilities, MFE-MEDIAFOREUROPE N.V. could be called upon to repay all amounts drawn. These parameters were met at the reporting date of these financial statements. Based on the current forecasts these parameters will also be complied with at the next testing dates.

At 31 December 2024, approximately 62.9% of all approved credit facilities were committed facilities (68.2% at 31 December 2023).

At 31 December 2024, MFE had committed lines totalling EUR 993 million, of which EUR 300 million unutilised and readily available. As at the approval date of these Consolidated Financial Statements, the committed credit lines available to MFE are equal to EUR 300 million, including EUR 50 million falling due within the next 12 months.

The following table shows the effective interest rates and financial charges expensed in profit or loss for loans recognised using the amortised cost method and the fair value calculated on the basis of year-end markets rates.

	IRR	Financial charges	Fair Value
Intesa - S.Paolo 30/03/2020	3.92%	6.7	150.4
Intesa - S.Paolo 29/03/2021	3.98%	4.5	100.6
UNICREDIT 19/01/2022	3.94%	4.3	100.0
CLUB DEAL 30/03/2022	3.88%	9.3	199.8
BNL 03/10/2022	4.01%	3.9	61.7
BPER 26/05/2023	4.099%	4.8	88.4

IFRS 16 leases liabilities refers to the non-current portion of payables for leasing recognised in accordance with IFRS 16.

10.3 PROVISIONS AND CONTINGENT LIABILITIES

Provisions for risks and charges are costs and charges whose existence is either certain or probable, whose amount or date of occurrence cannot be determined as at the reporting date. These provisions have been made only when there is a current obligation, resulting from past events, that can be of a legal or contractual nature, or arising from declarations or behaviour by the companies of the Group that create valid expectations in the persons concerned (implicit obligations). Provisions represent our best estimate of the amount that the enterprise would have to pay in order to settle the obligation; When they are significant, and the payment dates can be reliably estimated, the provisions are recognised at present values with the charges resulting from the passage of time posted to the income statement under the item “Financial (Expenses)/Income”.

The following is a breakdown of the provisions (both current and non-current) and their changes compared to prior year:

	31/12/2024	31/12/2023
Balance at 1/1	98.4	108.5
Accruals	46.8	37.9
Utilization	(57.7)	(48.4)
Financial charges	0.1	0.1
Change in the consolidation area	5.4	0.2
Balance at 31/12	93.0	98.4
Of which:
Within 12 months	60.8	69.1
After 12 months	32.2	29.3
Total	93.0	98.4

Risk provisions at 31 December 2024 mainly refer to legal proceedings totalling EUR 31.8 million (EUR 28.7 million at 31 December 2023), staff disputes and business restructuring plans totalling EUR 2.0 million (EUR 13.2 million at 31 December 2023) and contractual risks totalling EUR 49.1 million (EUR 47.9 million at 31 December 2023), of which risks relative to the under-utilisation of artistic resources compared to contractual agreements totalling EUR 7.8 million (EUR 8.5 million at 31 December 2023).

Below is an update at 31 December 2024 of the main lawsuits pending and contingent liabilities associated with them, which were also reported in the financial statements of previous years and the interim statements for the year. No new facts or circumstances were recorded with regard to these lawsuits such as to require a provision to be created in these consolidated financial statements.

As regards ongoing proceedings and the related contingent liabilities at 31 December 2024, the main developments are reported below.

With regard to proceedings No. 1181/10 brought by ITV against Mediaset España (now Grupo Audiovisual Mediaset España Comunicación – “GAM”) regarding the use of the Pasapalabra format, at 31 Decembre 2024 a decision on the compensation that GAM will have to pay ITV for its post-contractual use of the Pasapalabra format based was still pending. With reference to such compensation, the Supreme Court had previously established that the criterion to be followed for the purposes of calculating the compensation that Mediaset will have to pay to ITV for the post-contractual use of the Pasapalabra format was the profit obtained by Mediaset from the use of the aforementioned format and not the hypothetical royalty that ITV should have received for the granting of the license to use it.

On 24 February 2025, the Commercial Court No. 6 of Madrid issued Order No. 69/2025, which establishes that GAM must pay ITV compensation of 44.3 million euros. Mediaset will appeal this first instance ruling to the Provincial Court of Madrid, arguing that the criteria differ between the valuation carried out by the expert appointed by the same court and the final valuation established by the Court, in addition to other serious defects observed; on these basis, GAM believes that the Provincial Court will significantly reduce the amount of compensation established in the ruling, establishing another amount closer to the estimate for this legal risk that GAM had previously accounted for.

In the event that ITV intends to enforce the order, such enforcement could be suspended if Mediaset demonstrates that this would cause "damage that is difficult to repair" and offers to provide a first-demand guarantee; this is highly likely given that, by order of 22 December 2023, the Court had already expressed its intention to suspend the enforcement proceedings if GAM provided a first-demand guarantee for the entire amount requested in the enforcement act.

In relation to proceedings No. 000401/2014-CR brought by TV against Mediaset España (GAM), this time for the unlawful use of the Pasapalabra brand, the Supreme Court in its judgment of 6 February 2024 declared as final that, although ITV had been recognised as the owner of that brand, there were no grounds for awarding compensation for the damage suffered by ITV, since that damage – if validated – would already be included within the compensation to be awarded for using the format under proceedings No. 1181/10 described above.

As for the proceedings concerning the alleged breach of Mediaset España’s undertaking regarding the Telecinco-Cuatro merger, the Council of the Spanish Competition Commission (now the Spanish Commission for Markets and Competition – CNMC) found in its resolution No. SNC/0036/15 of September 2015 (the “Resolution”) that Mediaset España had breached one of the undertakings underlying the approval for the Telecinco/Cuatro merger, for which it handed down a penalty of EUR 3.0 million on Mediaset España. More specifically, this resolution finds that in 2013 Mediaset España breached the terms of its undertaking by allegedly having conjoined, formally or de facto, the sale of advertising space of Telecinco and Cuatro. However, it is not the case that Mediaset España failed to comply with this undertaken, as it has not been established with reasonable certitude that the conduct in question may constitute a breach. In addition, Mediaset’s sales figures for the period in question demonstrated that Mediaset did not in fact derive any advantage from the alleged breach. Equally, the engagement of external advisers also concluded that the conduct of Publiespaña (subsidiary of GAM) did not entail any breach of competition law or undertakings.

For the reasons mentioned, Mediaset España duly appeal the Resolution in the national courts of Spain, which by judgment of 10 December 2024 fully sustained Mediaset España’s appeal in the administrative dispute, thus cancelling and invalidating the challenged Resolution.

This ruling could yet be subject to a cassation appeal by CNMC. For that reason, a provision has been included in this Consolidated Statement of Financial Position.

11. CURRENT LIABILITIES

11.1 DUE TO BANKS

Financial payables (current and non-current) are recognised at amortised cost, using the actual interest rate method.

	31/12/2024	31/12/2023
Loans	409.5	204.5
Credit facilities	-	27.0
Total	409.5	231.5

Current portion of non current debt refers to the current portion of committed credit facilities. The change on the previous year was due to the reclassification of a total of EUR 350.0 million nominal in credit facilities falling due within 12 months, the reclassification of the EUR 39.9 million nominal current portion of medium-to-long term loans and the repayment of credit facilities totalling EUR 164.9 million.

All Credit lines are subject to floating interest rates and refer to short-term loans with a due date set formally at one year and are renewable. The fair value of credit lines is in line with their carrying amount. The credit lines outstanding at 31 December 2023 were repaid during the reporting year.

11.2 TRADE AND OTHER PAYABLES

Trade and other payables are measured at their nominal amount, which is usually close to their amortised cost; those originating in non-UEM currencies are translated at the year-end spot rates issued by the European Central Bank.

	Balance at 31/12/2024 Due
		Within 1	After 1	Balance at
	Total	year	year	31/12/2023
Trade and other payables	542.7	534.8	7.9	544.7
Due to related parties	75.2	75.2	-	57.9
Total	617.9	610.1	7.9	602.6

Trade and other payables mainly includes payables to vendors for the licensing of television and movie broadcasting rights for EUR 161.8 million (EUR 190.8 million at 31 December 2023) and payables for the purchase and production of TV programmes and amounts due to television artists and professionals for EUR 349.7 million (EUR 320.4 million at 31 December 2023).

Payables due after more than 12 months, amounting to EUR 7.9 million (EUR 7.1 million at 31 December 2023) are classified as current payables because they are expected to be settled in the normal operating cycle.

Amounts due to related parties include payables to associates, affiliates and the parent company. Details of these payables are provided in Note 15 below (Related-Party Transactions).

11.3 CURRENT TAX LIABILITIES

This item, amounting to EUR 21.0 million (EUR 11.8 million at 31 December 2023) includes payables to the tax authorities for companies not scoped into the tax consolidation arrangement, and taxes payable by foreign companies.

11.4 OTHER FINANCIAL LIABILITIES

	31/12/2024	31/12/2023
Payables to other lenders	47.3	44.1
IFRS 16 financial payables	16.9	17.4
Financial liabilities for other hedging derivatives	0.2	2.0
Financial liabilities for hedging derivatives on equity instruments	-	0.5
Total	64.4	63.9

Payables to other lenders mainly consist of cash pooling with associates and joint ventures totalling EUR 32.6 million (EUR 39.2 million at 31 December 2023), loans totalling EUR 0.3 million (EUR 0.4 million at 31 December 2023) received to finance movie development, distribution and production operations, and the payable for the options on the acquisition of subsidiaries’ non-controlling interests.

Financial liabilities for other hedging derivatives consisted exclusively of the current portion of the fair value of foreign exchange derivatives both for the hedging of future commitments to purchase broadcasting rights and for items recognised in the financial statements, in particular receivables and payables denominated in foreign currencies.

The change in Financial liabilities for hedging derivatives on equity instruments relate to the closing of the cash-settled unwinding of the financial agreements hedging the fair value changes in the 3.3% shareholding in Prosiebensat.1 Media SE.

11.5 OTHER CURRENT LIABILITIES

	31/12/2024	31/12/2023
Due to social security institutions	21.0	19.2
Withholding tax on employees' wages and salaries	13.8	11.5
VAT payables	9.3	28.5
Other tax payables	14.5	12.3
Advances	11.7	9.2
Other payables	117.8	93.9
Prepayments and accrued income	13.7	16.7
Total	201.7	191.4

Other payables mainly comprise EUR 29.9 million for the liability concerning the use of frequencies under concession, pending the Ministry of Enterprise and Made in Italy’s decree that will determine the amount due for the rights to use television frequencies using digital technology, and EUR 64.0 million payable to employees.

Accruals and deferred income includes EUR 1.4 million in deferred income for right-of-use TV rights licenses.

11.6 NET FINANCIAL POSITION

Below is a breakdown of the consolidated Net Financial Position in accordance with ESMA’s “Guidelines on disclosure requirements under the Prospectus Regulation” of 4 March 2021, showing the net current and non-current financial debt of the Group. For each of the items reported, reference is given to the relative explanatory note.

For a breakdown of changes in the net financial position over the year, see the section on the Group's balance sheet and financial structure in the Directors’ Report on Operations.

With reference to Note 11.2 above regarding the waivers obtained by MFE-MEDIAFOREUROPE N.V. from loan counterparties, the adjusted Net Financial Position is also reported for use in some indices, based on the covenants set forth in those agreements. The adjustments refer to the current and non-current portions of the financial liabilities recognised pursuant to IFRS 16 (lease) and outstanding payables relating to the loans contracted by MFE with Credit Suisse for the acquisition of the equity interest in ProsiebenSat1, which were repaid in the first quarter of the present year.

		31/12/2024	31/12/2023
Cash in hand	8.5	0.1	0.1
Bank and postal deposits	8.5	132.4	175.2
Liquidity		132.5	175.3
Current financial assets and receivables	8.4	7.9	7.2
Due to banks	11.1	(0.1)	(27.0)
Current portion of non current debt		(409.5)	(204.5)
Other current payables and financial liabilities	11.4	(49.8)	(60.9)
Current financial debt		(459.3)	(292.5)
Current Net Financial Position		(318.9)	(110.0)
Due to banks	10.2	(285.3)	(698.1)
Non-current financial payables and liabilities	10.2	(87.3)	(94.8)
Non current financial debt		(372.6)	(792.8)
Net Financial Indebtedness		(691.5)	(902.8)
Current portion of non current debt		-	52.6
IFRS 16 lease financial liabilities (current portion)		16.9	17.4
Non-current financial payables and liabilities (IFRS 16 liabilities)		87.3	94.6
Net financial position (excluding IFRS 16 liabilities and ProSieben acquisition debt)		(587.3)	(738.2)

Below is a breakdown of certain Financial Position items; please refer as required to individual financial statement items for comments on the main changes in figures.

Current financial assets and receivables includes EUR 7.9 million for the financial receivables indicated in note 8.4.

As indicated in note 11.4, Other current payables and financial liabilities includes cash pooling arrangements with associates and joint ventures and loans received to finance movie development, distribution and production operations, and the EUR 16.9 million current portion of the leases liabilities recognised in accordance with IFRS 16.

Current amounts of non-current financial debt includes the EUR 409.5 million current portion of medium/long-term bank loans.

As indicated in note 10.2, Non-current financial payables and liabilities includes the EUR 87.3 million non-current portion of the payables for leases recognised in accordance with IFRS 16.

Liquidity risk

Liquidity risk is related to the difficulty of finding funds to meet financial obligations.

This may be due to the unavailability of sufficient funds to satisfy financial commitments in accordance with the established terms and due dates upon the sudden revocation of uncommitted credit lines or in the event that the Company has to settle its financial liabilities before their natural maturity.

Through careful and prudent financial management, which is reflected in the policy adopted, and the constant monitoring of the relationship between granted credit lines and their use, as well as the balance between short-term debt and medium/long term debt, the MFE Group has put in place sufficient credit lines, both in terms of quantity and quality. MFE-MEDIAFOREUROPE N.V. and Grupo Audiovisual Mediaset España Comunicaciòn operate in their respective domestic markets as well as internationally, through the use of automatic cash pooling movements used by almost all Group companies.

The management of the liquidity risk involves:

o	maintaining an essential balance between the committed and uncommitted credit facilities to avoid a strain on liquidity if creditors request repayment;

o	keeping the average financial exposure during the year to no more than 80% of the total value granted by the lenders;

o	financial assets that can be readily available to meet any liquidity requirements.

In order to optimise the liquidity management, the Group concentrates the payment dates to almost all its suppliers at the same dates, close to the most significant cash inflows.

The table below shows the company’s financial obligations, based on the contractual expiry date and considering the worst case scenario at undiscounted values. Depending on the type of finance, it shows the nearest date when the Group may be asked to make payment and explanatory notes are provided for each class.

At 31 December 2024, current financial payables include the interest expense on term loans due within one year.

The Group expects to meet these obligations through the realisation of its financial assets and, specifically, through the collection of receivables connected to its various commercial activities.

The difference between the carrying amounts and the total cash flows is mainly due to the calculation of interest on the contractual duration of the financial payables. In addition, for loans measured at amortised cost, interest is calculated using the nominal rate instead of the actual yield rate.

With reference to the section relating to financial derivatives, in the scenario of settlement of gross flows, the contractual exchange rate means the forward exchange rate set at the date of signing of the contract, while the year end rate means the spot rate at the reporting date.

		Time band
BALANCE SHEET ITEM at	Carrying	from 0 to	from 4 to	from 7 to	from 1 to	more than	Total cash
31 DECEMBER 2024	amount	3 months	6 months	12 months	5 years	5 years	flows	Notes
FINANCIAL LIABILITIES:
Due to banks (non-current portion)	285.3	-	-	-	313.4		313.4	10.2
Due to banks (current portion)	409.5	369.7	9.6	33.2	-	-	412.5	11.1
Financial payables to related parties	32.6	32.6	-	-	-	-	32.6	11.4
Due to suppliers for rights	161.8	117.7	24.7	11.6	7.9	-	161.8	11.2
Due to other suppliers	423.0	420.4	2.6	-	-	-	423.0	11.2
Due to related parties	75.2	75.2	-	-	-	-	75.2	11.2
Due to factoring companies	-	-	-	-	-		-	11.4
Due to lessors	104.2	4.3	5.1	7.5	33.3	54.0	104.2	11.4
Other payables and financial liabilities	14.7	0.8	-	13.9	-	-	14.7	11.4

Total	1,464.2	978.7	42.0	66.1	354.5	54.0	1,495.3

DERIVATIVES:

Hedging derivatives (foreign currency purchases)
(measured at contract exchange rate)	(16.7)	112.7	-	-	80.4		193.0	7.7;8.4; 10.2;11.4
Hedging derivatives (available foreign currency)		(122.1)	-	-	(90.2)		(212.3)
(measured at year-end exchange rate)
Hedging derivatives (interest rate risk)	(5.2)	-	-	-	-		-	7.7;8.4; 10.2;11.4

Total	(21.9)	(9.4)	-	-	(9.8)	-	(19.2)

		Time band
BALANCE SHEET ITEM at	Carrying	from 0 to	from 4 to	from 7 to	from 1 to	more than	Total cash
31 DECEMBER 2023	amount	3 months	6 months	12 months	5 years	5 years	flows	Notes
FINANCIAL LIABILITIES:
Due to banks (non-current portion)	698.1	-	-	-	779.7		779.7	10.2
Due to banks (current portion)	231.5	37.8	134.6	60.4	-	-	232.9	11.1
Financial payables to related parties	39.2	39.2	-	-	-	-	39.2	11.4
Due to suppliers for rights	190.8	121.9	32.0	29.8	7.1	-	190.8	11.2
Due to other suppliers	354.1	351.5	2.6	-	-	-	354.1	11.2
Due to related parties	57.8	57.8	-	-	-	-	57.8	11.2
Due to factoring companies	4.0	4.0	-	-	-		4.0	11.4
Due to lessors	112.0	4.6	5.0	7.8	33.2	61.5	111.9	11.4
Other payables and financial liabilities	9.3	-	0.5	0.3	8.4	-	9.3	11.4

Total	1,696.9	616.9	174.6	98.3	828.4	61.5	1,779.8

DERIVATIVES:

Hedging derivatives (foreign currency purchases)
(measured at contract exchange rate)	(6.6)	121.4	-	-	49.5		170.9	7.7;8.4; 10.2;11.4
Hedging derivatives (available foreign currency)
(measured at year-end exchange rate)		(123.0)			(56.3)		(179.3)
Hedging derivatives (interest rate risk)	(16.9)	-	-	-	-		-	7.7;8.4; 10.2;11.4

Total	(23.6)	(1.6)	-	-	(6.8)	-	(8.4)

11.7 HEDGING DERIVATIVES

The Group is exposed to financial risks linked to:

-   Exchange rate fluctuations, primarily in relation to the acquisition of television broadcasting rights in currencies other than the Euro and secondarily in relation to merchandise acquisitions;

-   Interest rate fluctuations for long-term variable-rate loans;

-   Fair value fluctuations for equity instruments.

As mentioned on the section on Accounting standards, amendments and interpretations applied from 1 January 2019, the hedge accounting provisions in IFRS 9 became applicable at the start of the year.

Financial risks and related hedging instruments

MFE has defined specific policies for the management of the Group’s financial risks, aimed at reducing its exposure to exchange rate risks, interest rate risks and liquidity risks. To optimise the structure of operating costs and resources, this activity is centralised within the group parent MFE, which has been entrusted with the task of collecting the information regarding the positions exposed to risk and hedging them.

MFE directly operates in its own specific markets, controlling and managing financial risk for its subsidiaries. The selection of the financial counterparts focuses on those with a high credit standing while, at the same time, ensuring a limited concentration of exposures towards them.

Exchange rate hedging

The Group uses derivatives - mainly forwards - to hedge risks arising from foreign currency fluctuations both for highly probable future purchases and for payables relating to purchases already made.

For the MFE Group, the exchange risk is linked to the possibility of the currency rates changing from the time the acquisition of assets in a foreign currency has become highly probable (authorised purchase negotiations over broadcasting rights) to the moment when those assets are recorded in the financial statements; therefore, the hedging goal is to set the exchange rate of the price in euro at the approval date of the transaction (hedge accounting as set out in the IAS/IFRS). The hedging of merchandise purchase orders is treated the same way as, like with the case above, the hedging goal is to set the equivalent price of the merchandise in euro at the time the order was issued. Hedge accounting is therefore maintained, over all payables, until the payables are settled. In this case, the exchange rate hedging objective is to set the equivalent euro price of the non-euro denominated payable so as to eliminate the effects of exchange rate fluctuations and pre-determine the settlement value of the non-euro denominated payables.

Derivatives are classified under current financial assets and liabilities, and are recognised at fair value.

Fair value of the currency forwards is calculated as the present value of the difference between the notional amount measured at the forward contract rate and the notional amount measured at the fair forward rate (the end exchange rate calculated at the reporting date).

Fair value is adjusted to take account of the creditworthiness of the counterparty risk in the event of positive fair value and of the creditworthiness of MFE in the event of negative fair value. Lastly, please note that the adjustment for creditworthiness is only calculated for derivatives with maturity more than 4 months from the measurement date.

For the purposes of hedge accounting, MFE designates hedging instruments as those related to the hedging of currency exposures linked primarily to commitments for future purchases of television broadcasting rights to be made in foreign currency (forecast transactions), for which the relationship between the derivative and the hedged item, as well as the high level of probability/effectiveness connected to the actual occurrence of the hedged event is formally documented. This relationship is also documented for the hedging of non-euro payables.

The effective portion of the fair value adjustment of the derivative that has been designated and that can be qualified as a hedging instrument is recognised directly in shareholders’ equity, while the ineffective part is recognised in profit and loss.

The accounting treatment of these operations is the cash flow hedge. According to this rule, the effective portion of the change in value of the derivative is recognized in a shareholders’ equity reserve. In the case of hedging of commitments for rights purchases, this reserve is used to subsequently adjust the cost of the asset (basis adjustment). Cash flow hedges are also established to hedge payables denominated in foreign currencies. In this event, the hedged item (the payable in foreign currencies) is converted at the spot exchange rate on the reporting date, with the effect recognised in the income statement in accordance with the change in the spot value.

Interest rate hedging

Interest rate risk arises from adverse movements in the interest rates that are applicable to the interest flows associated with the Group’s medium-to-long term financial liabilities. The derivatives used to hedge this risk include Interest Rate Swaps and Options.

The fair value of interest rate swaps is calculated based on the current value of the expected future cash flows and the fair value of collar derivatives is calculated using the Black & Scholes formula.

For the purposes of hedge accounting, MFE designates hedging instruments as those instruments for which the relationship between the derivative and the hedged item is formally documented. As required by IFRS 9, hedge accounting can be applied where an economic relationship exists between the hedged item and the hedging instrument and where the effect of the credit risk is not greater than the fluctuations in the value of the economic relationship at the time the hedge is established and during the lifetime of the hedging relationship.

Equity instrument fair value hedging

To hedge the risk of fair value changes caused by fluctuations in equity instrument market price, MFE uses put and call options (hedging instruments) which are stipulated within a fair value hedge relationship

Pursuant to accounting principle IFRS 9, paragraph 6.5.15, and in order to determine the fair value, the intrinsic value (hedge relationship) and the time value of the option (cost of hedging) are separately identified. The hedge relationship is “time period-related”, whereby the time period is allocated throughout the duration of the contract.

Having chosen to recognise the fair value changes of the hedged item in the oher comprehensive income statement without recyclingl to profit or loss, the fair value changes attributable to the time value and, if appropriate, the ineffectiveness of the hedge relationship will – as for the hedged item - not classified within the income statement but through the other comprehensive income statement.

The following is a breakdown of the financial assets and liabilities relating to hedging derivatives, reported earlier in Notes 7.7 (Other Financial Assets), 8.4 (Current Financial Assets), 10.2 (Financial Liabilities and Payables) and 11.4 (Other Financial Liabilities), showing the Group’s net position.

	31/12/2024
	Assets	Liabilities
Foreign currency forward contracts	17.0	(0.2)
IRS contracts	5.2	-
Derivatives on equity instruments	-	-
Total	22.2	(0.2)

	31/12/2023
	Assets	Liabilities
Foreign currency forward contracts	7.9	(2.0)
IRS contracts	16.9	-
Derivatives on equity instruments	14.5	(0.5)
Total	39.3	(2.4)

The table below shows the notional amount of derivatives designated as hedges against foreign exchange risk associated with future commitments for the acquisition of broadcasting rights and existing contracts.

	31/12/2024	31/12/2023
United States Dollars (USD)	222.2	198.5
Total	222.2	198.5

With reference to the hedging of forecast acquisitions of broadcasting rights, the derivative contracts held at 31 December 2024 were subscribed with maturities reflecting the expected time period within which these intangible assets will be formalised by contract and recognised in the financial statements. The economic effect will be reflected in the amortisation of the assets as of the commencement date of the rights.

The following table shows the time-horizon for the reference currency (US dollars), when cash flows are expected to materialize.

	within 12		after 24
	months	12-24 months	months	Total
2024	128.5	93.7	0.0	222.2
2023	136.2	32.2	30.1	198.5

Exchange Rate Risk

The Group’s exposure to exchange rate risk mainly stems from the acquisition of television and movie broadcasting rights in currencies other than the Euro, mainly in US dollars, carried out in their respective areas of operation by R.T.I. S.p.A. and Grupo Audiovisual Mediaset España.

In compliance with the Group’s policies, the companies adopt an approach to exchange rate risk management aimed at eliminating the effect of exchange rate fluctuations while setting in advance the cost which the rights will be recognized upon acquisition.

Exchange rate risk emerges from the early stages of negotiations for entering into any contract and continues up to payment of the amount due for the acquisition of the broadcasting rights. From an accounting standpoint, from the date the derivatives contract is entered into until the date the asset is recognized, the MFE Group applies the hedge accounting methodology documenting by way of the hedging relationship, the risk hedged and the purposes of the hedging, periodically checking the hedge effectiveness.

During the period between the date on which the purchase commitments were defined and the date on which the hedged television rights were recognised, the “cash flow hedge” method is used in accordance with IFRS 9. Based on this method, the effective portion of the change in the fair value of the derivative is accounted for in a reserve in Shareholders' Equity, which is used to adjust the initial cost of the TV right in the Financial Statements (basis adjustment), generating an impact on profit and loss when the hedged item, i.e. the TV right, is amortised.

Once the Group’s broadcasting right is recognized, and after the date the payable is due but before it is settled, the Group takes out a cash flow hedge in which:

–	The hedged item (the payable in foreign currencies) is converted at the spot exchange rate at the reporting date, with the effect recognised in the income statement.

–	Changes in the intrinsinc element of the hedging instrument are recognized in other comprehensive income and this change is then reversed to the profit or loss.

The types of derivatives mainly used are forward and option contracts. The fair value of forward contracts on currencies is determined as the discounted difference between the notional amount calculated using the contractual forward rate and the notional amount calculated using the forward exchange rate at the reporting date adjusted for creditworthiness.

The effectiveness test is intended to show the high correlation between the technical and financial characteristics of the hedged risk (maturity, amount, etc.) and those of the hedging instrument through the application of specific retrospective and prospective tests, using the dollar off-set and volatility reduction measure methods, respectively.

The expectation of future cash flows subject to hedging is shown in a specific table illustrating the changes in the cash flow hedge reserve.

Sensitivity analysis

Financial instruments exposed to EURO/USD exchange rate risk, mainly comprising payables for the acquisition of broadcasting rights and exchange rate derivatives, were the subject of a sensitivity analysis at the reporting date. The carrying amount of the financial instruments was adjusted by applying a symmetrical percentage change to the period-end exchange rate, equal to the 1-year implicit volatility of the reference currency published by Bloomberg, equal to 7.89% (6.69% for 2023).

This sensitivity analysis of the derivatives under cash flow hedge accounting had an impact on the changes in spot values posted to the Shareholders' Equity Reserve, while the change resulting from the forward points impacts the Income Statement Result, in compliance with the method defined by the hedging relationship.

The table below summarises the changes in the Net profit for the year and in the Consolidated Shareholders' Equity, deriving from the sensitivity analysis carried out net of the relevant taxes calculated on the basis of the standard tax rate in force at the reporting date:

	EUR/USD		rectified
	exchange		EUR/USD	through		Total
	rate at 31		exchange	Profit and	through	Shareholders'
	December	change	rate	Loss	Equity	Equity
		+7.8925	1.1209	0.4	(9.8)	(9.3)
2024	1.0389
		-7.8925	0.9569	(0.8)	11.5	10.7

		+6.6975	1.179	0.2	(5.6)	(5.4)
2023	1.105
		-6.6975	1.031	(0.5)	6.4	5.9

Interest rate risk

The management of the financial resources of the Group involves the centralised cash-pooling with the group parent MFE-MEDIAFOREUROPE N.V. These companies are tasked with obtaining funding from the market by entering into medium/long term loans and opening committed and uncommitted credit lines.

Interest rate risk mainly originates from variable rate financial payables, which expose the Group to cash flow risk. The management objective is to limit the fluctuation of financial expenses that impact the financial result, limiting the risk of a potential rise in interest rates.

Within this context, the Group pursues its objectives using derivatives entered into with third parties aimed at setting in advance or reducing, the change in cash flows due to the market change in interest rates on medium/long-term debt. The timeframe considered significant for managing interest rate risk is defined as a minimum term of 18 months of residual duration of the operation.

From an accounting standpoint, from the date the derivatives contract is entered into until the date the asset is recognized, the Mediaset Group applies the hedge accounting methodology documenting by way of the hedging relationship, the risk hedged and the purposes of the hedging, periodically checking the hedge effectiveness.

Specifically, the cash flow hedge methodology set out by IFRS 9 is used. According to this method, either the absolute change in the clean fair value of derivatives - that is, the fair value less accrued interest - or the fair value of the underlying, whichever is smaller, is charged to an equity reserve. The difference between this value and the total fair value is recognized in the Income Statement at each valuation date. Both the fair value and the clean fair value are adjusted to take account of creditworthiness.

The effectiveness test is intended to show the high correlation between the technical and financial characteristics of the hedged liabilities (maturity, amount, etc.) and those of the hedging instrument through the application of specific retrospective and prospective tests, using the dollar off-set and volatility reduction measure methods, respectively.

The fair value of the interest rate swaps (IRS) is calculated based on the present value of expected future cash flows.

The expectation of future cash flows subject to hedging is shown in a specific table illustrating the changes in the cash flow hedge reserve.

The Group has collar derivatives in place to hedge variable rate medium/long term loans.

The main features about derivatives instruments regarding MFE-MEDIAFOREUROPE N.V.:

	Fixed	Variable
	rate	rate	Floor	Validity	Maturity
Interest Rate Swap - INTESA SANPAOLO - EUR 150 million notional	-0.18%	Euribor 3M/360	-1.00%	31/03/2020	28/03/2025

Interest Rate Swap - INTESA SANPAOLO - EUR 100 million notional	1.69%	Euribor 3M/360	-1.00%	30/06/2022	28/03/2025

Interest Rate Swap - UNICREDIT - EUR 100 million notional	1.35%	Euribor 3M/360	-0.80%	30/06/2022	20/01/2025

Interest Rate Swap - UNICREDIT - EUR 30.7 million notional	1.33%	Euribor 3M/360		08/07/2022	12/07/2027

Interest Rate Swap - UNICREDIT - EUR 30.7 million notional	1.26%	Euribor 3M/360		08/07/2022	12/07/2027

Interest Rate Swap - INTESA SANPAOLO - EUR 30.7 million notional	1.33%	Euribor 3M/360		08/07/2022	12/07/2027

Interest Rate Swap - INTESA SANPAOLO - EUR 30.7 million notional	1.26%	Euribor 3M/360		08/07/2022	12/07/2027

Interest Rate Swap - BNP PARIBAS SA - EUR 30.7 million notional	1.34%	Euribor 3M/360		08/07/2022	12/07/2027

Interest Rate Swap - BNP PARIBAS SA - EUR 30.7 million notional	1.26%	Euribor 3M/360		08/07/2022	12/07/2027

Sensitivity analysis

Financial instruments exposed to interest rate risk were subjected to a sensitivity analysis at the reporting date. The assumptions upon which the model is based are illustrated below:

Medium-to-long term payables were subject to a symmetrical shift of +100 bps upwards and -100 bps downwards at the date of re-fixing the internal rate of return posted during the year.

Short and medium/long revolving payables and other current financial items were also subject to a recalculation of the amount of financial charges by applying a shift of 100 bps upwards and downwards to the values posted to the financial statements.

For interest rate swaps (IRS), fair value was recalculated by applying an symmetrical shift (+100 bps, -100 bps) to the interest rate curve at the reporting date. The ineffective portion was calculated based on the fair value recalculated using the adjusted interest rate curve.

The table below summarises the changes in the Profit for the year and in the Consolidated Shareholders' Equity, deriving from the sensitivity analysis carried out net of the relevant taxes calculated on the basis of the standard tax rate in force at the reporting date:

					Total
			through Profit		Shareholders'
	change		and Loss	through Equity	Equity
	+100	b.p.	(1.8)	2.6	0.8
2024
	-100	b.p.	1.8	(2.7)	(0.9)

	+100	b.p.	(2.1)	8.0	5.9
2023
	-100	b.p.	2.2	(8.3)	(6.1)

NOTES ON MAIN CASH FLOW STATEMENT ITEMS

12 . NOTES ON MAIN CASH FLOW STATEMENT ITEMS

12.1 OTHER PROVISIONS AND NON-CASH MOVEMENTS

This item refers primarily to provisions (net of utilisations) for risks, employee leaving entitlements and incentive plan costs, and to gains/losses on the disposal of property, plant and equipment and other intangible assets and television and film broadcasting rights.

12.2 CHANGES IN OTHER ASSETS AND LIABILITIES

This item includes changes in Other receivables and current assets, Post-employment benefit plans, Other current liabilities and differences realised in the financial settlement of foreign exchange hedge for the ineffective portion of the hedging relationship as well as EUR 6.0 million as the exchange difference arising from the cash settlement of exchange rate hedges for the ineffective portion of the hedge.

12.3 PROCEEDS FROM GOVERNMENT GRANTS

The item refers to government grants received under the “Extraordinary Fund for Actions to Support Publishing”, established in Italy by Law No. 234 of 30 December 2021 related to capital expenditures in innovative digital transition technologies for upgrading infrastructure and production processes with a view to enhancing the quality of content and its enjoyment by users.

For 2023, this item referred to the grants received under the Ministry of Economic Development (MISE) – now the Ministry of Enterprise and Made in Italy (MIMIT) – Interministerial Decree of 17 November 2021, which set out compensatory measures for transmission facilities upgrade costs incurred by network operators nationwide as a consequence of the refarming of frequencies for the digital terrestrial television service.

12.4 PAYMENTS FOR EQUITY INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

This item refers to the acquisition of shares in associates and joint ventures, as described in Note 7.6.

12.5 PROCEEDS/(PAYMENTS) FOR HEDGING DERIVATIVES ON FINANCIAL ASSETS

For 2024, this item includes proceeds relating to the cash-settled unwinding of the outstanding hedging agreements over the 3.3% stake in the share capital of P7S1.

In the previous year, this item included the cashout associated with the early closing of collar contracts entered into to hedge the equity investment in ProSiebenSat.1 Media SE.

12.6 PROCEEDS/(PAYMENTS) IN OTHER FINANCIAL ASSETS

For the reporting year, this item mainly refers to the acquisition of shares and the taking-out of convertible loans as part of the AD4Venture business. In 2023, this item mainly referred to the following: EUR 74.3 million for the acquisition of a further 3.86% stake by MFE in Prosiebensat.1 Media SE; and EUR 3.6 million for the acquisition of equity interests as part of the “AD4ventures” business.

12.7 DIVIDENDS RECEIVED

This item mainly refers to EUR 2.5 million in dividends received from Prosiebensat.1 Media SE (EUR 3.3 million in 2023), EUR 10.3 million in dividends received from EITowers S.p,A. (EUR 19.6 million in 2023) and proceeds from prior year dividend withholdings.

12.8 BUSINESS COMBINATIONS NET OF CASH AND CASH EQUIVALENTS ACQUIRED

This item refers to the effects of acquiring a controlling interest in Mediamond S.p.A. (business combination under common control) and Radical Change Contents S.L. (previously La Fábrica De La Tele S.L).

12.9 DIVIDENDS PAID

This item mainly refers to the payment of EUR 140.0 million in dividends approved at the shareholders' meeting of 19 June 2024.

12.10 CHANGES IN CONTROLLING INTEREST

For 2023, this item referred to the disbursements made by the Group for the purchase of the non-controlling interests in Mediaset España and the related transaction costs.

12.11 CHANGES IN FINANCIAL LIABILITIES

As required by IAS 7, the table below shows the changes in financial liabilities.

CHANGE IN FINANCIAL LIABILITIES	31/12/2023	Cash flow (*)	Fair value changes	Other non- cash movements (**)	31/12/2024
Hedging derivatives (interest rate)	(16.9)	15.3	(3.5)	-	(5.2)
Loans	204.6	(182.0)		386.9	409.5
Credit facilities	27.0	(27.0)			-
Payables to other lenders	43.7	(9.3)	5.9	7.0	47.3
Lease payables IFRS 16	112.0	(21.5)		13.6	104.2
Non-current liabilities and payables to banks	698.1	(58.4)		(354.3)	285.4
Total financial liabilities	1,068.5	(282.8)	(2.3)	53.2	841.3

(*) includes cash flow from interest paid

(**) includes measurement at amortised cost

CHANGE IN FINANCIAL LIABILITIES	31/12/2022	Cash flow (*)	Fair value changes	Other non- cash movements (**)	31/12/2023
Hedging derivatives (interest rate)	(33.1)	-	16.2	-	(16.9)
Loans	259.1	(237.5)	-	183.0	204.6
Credit facilities	6.0	21.0	-	-	27.0
Payables to other lenders	48.9	(5.2)	-	-	43.7
Lease payables IFRS 16	88.8	(19.2)	-	42.4	112.0
Non-current liabilities and payables to banks	998.0	(118.8)	-	(181.2)	698.1
Total financial liabilities	1,367.7	(359.7)	16.2	44.2	1,068.5

OTHER INFORMATION

13. DISCLOSURES ON FINANCIAL INSTRUMENTS AND RISK MANAGEMENT POLICIES

The tables below provide, separately for the two years being compared, the disclosures required by IFRS 7, for the purpose of evaluating the significance of the financial instruments with reference to the statement of financlal position, cash flows statement and income statement result for the Group.

Categories of financial assets and liabilities

Below is a breakdown of the carrying amounts of the financial assets and liabilities, as required by accounting standard IFRS 7.

	IFRS 9 CATEGORIES
FINANCIAL ASSETS at 31 DECEMBER 2024	Derivative Instruments	Financial assets at amortised cost	Financial assets FVTOCI	CARRYING AMOUNT	Notes
OTHER FINANCIAL ASSETS:

Equity investments			24.2	24.2
Hedge derivatives on equity instruments (non-	8.9			8.9	7.7
Other financial assets		17.4		17.4
TRADE RECEIVABLES:

Due from customers		777.6		777.6	8.2
Due from related parties		6.2		6.2
OTHER RECEIVABLES/CURRENT ASSETS:

Due from factoring companies		186.8		186.8
CURRENT FINANCIAL ASSETS:

Financial receivables (due within 12 months)		8.2		8.2	8.4
Hedging derivatives on equity instruments	-			-
Other hedging derivatives	13.3			13.3
CASH AND CASH EQUIVALENTS:

Bank and postal deposits		132.4		132.4	8.5
TOTAL FINANCIAL ASSETS	22.2	1,128.6	24.2	1,174.9

	IFRS 9 CATEGORIES
FINANCIAL LIABILITIES at 31 DECEMBER 2024	Derivative Instruments	Liabilities at amortised cost	CARRYING AMOUNT	Notes
NON CURRENT FINANCIAL LIABILITIES AND PAYABLES:

Due to banks		285.3	285.3	10.2
Other financial liabilities		0.1	0.1
CURRENT LIABILITIES:

Due to banks		409.5	409.5	11.1
Due to suppliers		542.7	542.7	11.2
Due to related parties		75.2	75.2
OTHER FINANCIAL LIABILITIES:

Due to factoring companies		-	-
Other financial liabilities		14.7	14.7	11.4
Hedging derivatives on equity instruments	-		-
Other hedging derivatives	0.2		0.2
Financial payables to related parties		32.6	32.6
TOTAL FINANCIAL LIABILITIES	0.2	1,360.1	1,360.3

	IFRS 9 CATEGORIES
FINANCIAL ASSETS at 31 DECEMBER 2023	Derivative Instruments	Financial assets at amortised cost	Financial assets FVTOCI	CARRYING AMOUNT	Notes
OTHER FINANCIAL ASSETS:

Equity investments			71.9	71.9
Hedge derivatives on equity instruments (non-	8.6			8.6	7.7
Other financial assets				-
financial receivables (due over 12 months)		13.4		13.4
TRADE RECEIVABLES:

Due from customers		744.5		744.5	8.2
Due from related parties		30.8		30.8
OTHER RECEIVABLES/CURRENT ASSETS:

Due from factoring companies		160.3		160.3
CURRENT FINANCIAL ASSETS:

Financial receivables (due within 12 months)		8.1		8.1	8.4
Hedging derivatives on equity instruments	14.5			14.5
Other hedging derivatives	16.3			16.3
CASH AND CASH EQUIVALENTS:

Bank and postal deposits		175.2		175.2	8.5
TOTAL FINANCIAL ASSETS	39.3	1,132.2	71.9	1,243.5

	IFRS 9 CATEGORIES
FINANCIAL LIABILITIES at 31 DECEMBER 2023	Derivative Instruments	Liabilities at amortised cost	CARRYING AMOUNT	Notes
NON CURRENT FINANCIAL LIABILITIES AND PAYABLES:

Due to banks		698.1	698.1	10.2
Other financial liabilities		8.4	8.4
CURRENT LIABILITIES:

Due to banks		231.5	231.5	11.1
Due to suppliers		544.8	544.8	11.2
Due to related parties		57.8	57.8
OTHER FINANCIAL LIABILITIES:

Due to factoring companies		4.0	4.0
Other financial liabilities		0.8	0.8	11.4
Hedging derivatives on equity instruments	0.5		0.5
Other hedging derivatives	2.0		2.0
Financial payables to related parties		39.2	39.2
TOTAL FINANCIAL LIABILITIES	2.5	1,584.6	1,587.1

Fair value of financial assets and liabilities, and calculation models and input data used

Below is an analysis of the amounts corresponding to the fair value of assets and liabilities broken down based on the methodologies and the calculation models used to calculate them.

Note that the tables do not show those financial assets and liabilities whose book value is very close to the fair value and that the fair value of derivatives represents the net position between assets and liabilities amounts.

The input data used to measure fair value at the reporting date, obtained from Bloomberg provider, were as follows:

o	Euro curves for the estimation of forward rates and discount factors;

o	Spot exchange rates of the ECB;

o	Forward exchange rates calculated by Bloomberg;

o	The fixing of the Euribor rate;

o	The “mid” credit default swap (CDS) spread listed by various counterparties (if available);

o	Credit spread of MFE-MEDIAFOREUROPE N.V.

			Mark to Model
BALANCE SHEET ITEM at 31 DECEMBER 2024	CARRYING AMOUNT	Mark to Market	Black&Scholes	Binomial model	DCF Model	TOTAL FAIR VALUE	Notes
Equity investments	24.2	24.2				24.2	7.7
Trade receivables	14.5				14.5	14.5	8.2
Due to banks	(694.7)				(700.9)	(700.9)	11.2
M/L trade and other payables	(26.9)				(26.2)	(26.2)	11.2
Other hedging derivatives
- Forward	5.1				5.1	5.1	8.7;9.4;
- IRS contracts	16.9				16.9	16.9	11.2;11.4

			Mark to Model
BALANCE SHEET ITEM at 31 DECEMBER 2023	CARRYING AMOUNT	Mark to Market	Black&Scholes	Binomial model	DCF Model	TOTAL FAIR VALUE
Equity investments	71.9	71.9				71.9
Trade receivables	5.2				5.1	5.1
Due to banks	(929.6)				(935.8)	(935.8)
M/L trade and other payables	(47.4)				(46.1)	(46.1)
Hedging derivatives on equity instruments
- Put	14.5		14.5			14.5
- Call	(0.5)		(0.5)			(0.5)
Other hedging derivatives:
- Forward	6.0				6.0	6.0
- IRS contracts	16.9				16.9	16.9

The fair value of securities listed on an active market is based on market prices at the reporting date. The fair value of securities not listed in an active market and trading derivatives is determined by using the most commonly used valuation models and techniques on the market or using the price provided by several independent counterparties, with reference to comparable listed securities prices.

The fair value of non-current financial payables has been calculated considering the credit spread of MFE-MEDIAFOREUROPE N.V. and also including the short-term component of the medium/long term loans.

For the trade receivables and payables expiring within 12 months, the fair value was not calculated since is very close to their carrying amount. As a result, the carrying amount stated for the receivables and payables for which the fair value was calculated also includes the portion due within 12 months of the reporting date. The calculation of the fair value of trade receivables only takes into account the creditworthiness of the counterparty when there is market information that can be used to determine it. For trade payables, fair value has been adjusted by taking into account the creditworthiness of MFE-MEDIAFOREUROPE N.V.

The financial assets and liabilities measured at fair value are classified in the following table, based on the nature of financial parameters used in determining the fair value, on the basis of the fair value hierarchy envisaged by the standard:

o	Level I: listed prices on active markets for identical instruments;

o	Level II: variables other than listed prices in active markets that may be observed either directly (as in the case of prices) or indirectly (derived from the prices);

o	Level III: variables that are not based on observable market values.

BALANCE SHEET ITEM at 31 DECEMBER 2024	CARRYING AMOUNT	level I	level II	Level III	TOTAL FAIR VALUE	Notes
Equity investments	24.2		24.2		24.2	7.7
Other hedging derivatives
- Forward	5.1		5.1		5.1	7.7;8.4;
- IRS contracts	16.9		16.9		16.9	11.2;11.4

BALANCE SHEET ITEM at 31 DECEMBER 2023	CARRYING AMOUNT	level I	level II	Level III	TOTAL FAIR VALUE
Equity investments	71.9	42.9	29.0		71.9
Hedging derivatives on equity instruments
- Put	14.5		14.5		14.5
- Call	(0.5)		(0.5)		(0.5)
Other hedging derivatives
- Forward	6.0		6.0		6.0
- IRS contracts	16.9		16.9		16.9

14. SHARE-BASED PAYMENTS

In accordance with IFRS 2, the Group classifies stock option plans and medium/long-term incentive plans as “share-based payments”. Those that are “equity-settled”, i.e. involving the physical delivery of the shares, are measured at the fair value at the grant date of the option rights (which is calculated on the basis of the share price) assigned and recognised as a personnel expense to be spread evenly over the vesting period of the rights, with a corresponding reserve booked to shareholders' equity. This allocation is carried out based on the estimate of the rights that will actually allot to the person entitled, in consideration of their vesting conditions not based on the market value of the rights.

At the end of the period in which the rights can be exercised the related shareholders’ equity reserve is reclassified within retained earnings.

At 31 December 2024, medium/long-term incentive plans allocated for the years 2022, 2023 and 2024 were recognised in the financial statements for the purposes of IFRS 2.

The plans that had an impact on the income statement are those that can be exercised and which, at the reporting date, have not yet been concluded, or those that have vested during the year.

All the plans are equity-settled, i.e., they involve the allocation of treasury shares bought back from the market. Options and the free allocation rights granted to the employee beneficiaries are linked to the Group's achievement of financial performance targets and the employee remaining with the Group for a certain length of time.

The details of incentive plans with free granting of shares to the beneficiaries can be summarised as follows:

	Incentive plan 2022	Incentive plan 2023	Incentive plan 2024
Grant date	14/07/2022	01/08/2023	31/07/2024
Vesting Period	from 01/01/2022 to 31/12/2024	from 01/01/2023 to 31/12/2025	from 01/01/2024 to 31/12/2026
Exercise period	from 01/08/2025	from 01/09/2026	from 01/08/2027
Fair Value	A-class shares EUR 2.0770 B-class shares EUR 3.0370	A-class shares EUR 2.3885 B-class shares EUR 3.4625	A-class shares EUR 3.1893

On 31 July 2024, after having consulted the Nomination and Remuneration Committee, Mediaset’s Board of Directors also determined the beneficiaries under the Medium/Long–Term Incentive and Loyalty Plan (2024-2026) established by resolution of the Shareholders' Meeting of 19 June 2024. The Board allocated those same beneficiaries their entitlements for 2024, the quantity of which were determined based on the criteria established in the Plan regulations approved by the Board of Directors during the meeting held on 17 July 2024.

Below is a summary of the changes to the medium/long-term incentive plans:

	Incentive plan 2021		Incentive plan 2022		Incentive plan 2023		Incentive plan 2024
	A Shares	B Shares	A Shares	B Shares	A Shares	B Shares	A Shares	Total
Options outstanding at 1/1/2023	1,823,852	1,823,852	5,625,698	3,780,598	-	-	-	13,054,000
Options issued during the year	-	-	-	-	5,070,414	3,630,102	-	8,700,516
Reverse stock split (1 new share for every 5 old shares)	-1,459,082	-1,459,082	-4,500,569	-3,024,492	-4,056,349	-2,904,092	-	-17,403,666
Options exercised during the year	-	-	-	-	-	-	-	-
Options not-exercised during	-	-	-	-	-	-	-	-
Options expired/cancelled	-	-	-	-	-	-	-	-
Options outstanding at 31/12/2023	364,770	364,770	1,125,129	756,106	1,014,065	726,010	-	4,350,850

Options outstanding at 1/1/2024	364,770	364,770	1,125,129	756,106	1,014,065	726,010	-	4,350,850
Options issued during the year	87.880	87.880	-	-	-	-	1,776,066	1,951,826
Options exercised during the year	-452,650	-452.650	-	-	-	-	-	-905,300
Options not-exercised during	-	-	-	-	-	-	-	-
Options expired/cancelled	-	-	-	-	-	-	-	-
Options outstanding at 31/12/2024	-	-	1,125,129	756,106	1,014,065	726,010	1,776,066	5,397,376

The incentive plans are recognised in the financial statements at their fair value:

o	2022 Stock Option Plan: EUR 2.0770 per A-class share and EUR 3.0370 per B-class share

o	2023 Stock Option Plan: EUR 2.3885 per A-class share and EUR 3.4625 per B-class share

o	2024 Stock Option Plan: EUR 3.1893 per A-class share

The fair value of the incentive plans was calculated based on the stock market price of MFE A-class and MFE B-class shares on the grant date, and was adjusted for the 2022 and 2023 Plans following the reverse stock split of 23 October 2023.

15. RELATED-PARTY TRANSACTIONS

The following summary table shows, for the main income statement and balance sheet items, the details of the companies that are the counterparts of these transactions.

	Revenues	Costs	Financial income / (expense)	Trade receivables	Trade payables	Other receivables/ (payables)
CONTROLLING ENTITY
Fininvest S.p.A.	0.1	(4.9)	-	0.0	(0.1)	0.0
AFFILIATED ENTITIES
Associazione Calcio Monza S.p.A.	0.0	(11.3)	-	0.0	(2.6)	0.0
Arnoldo Mondadori Editore S.p.A.*	4.6	(22.3)	-	1.8	(11.5)	(0.0)
Fininvest Real Estate and Services S.p.A.	0.0	-	-	0.0	-	-
Mediolanum S.p.A.*	3.6	-	-	0.0	-	-
Other affiliated entities	0.1	(0.6)	-	0.0	(0.1)	-
Total Affiliated Entities	8.3	(34.2)	-	1.9	(14.2)	(0.0)
ASSOCIATES AND JOINT VENTURES
Boing SpA	8.4	(24.2)	0.0	3.4	(13.1)	1.8
EI Towers Group **	1.7	(159.7)	-	0.2	(1.9)	0.0
Fascino Produzione Gestione Teatro S.r.l.	0.0	(74.2)	(0.7)	0.0	(19.1)	(32.6)
Prosieben Group	1.3	-	-	0.1	-	-
Other joint ventures and associates	2.8	(100.7)	0.0	0.6	(26.9)	3.8
Total Joint ventures and associates	14.2	(358.8)	(0.6)	4.2	(61.0)	(27.0)
KEY MANAGEMENT PERSONNEL***	-	(16.3)	-	-	(0.0)	(8.9)
SUPPLEMENTARY PENSION SCHEME (Mediafond)	0.0	(0.0)	-	0.0	-	(1.2)
OTHER RELATED PARTIES****	0.0	(0.1)	-	0.0	-	-
TOTAL RELATED PARTIES	22.7	(414.2)	(0.6)	6.2	(75.2)	(37.1)

* The figure includes the company and its subsidiaries, associates or jointly controlled companies

** The figure includes the company and its subsidiaries.

*** The figure refers to the directors of MFE MediaforEurope NV.

**** The figure include the relations with the directors of the parent company Fininvest S.p.A., their and the MFE directors’ close family members and companies in which these persons exercise control, joint control or significant influence or in which they hold, either directly or indirectly, a significant stake of no less than 20%, of the voting rights and the relations with consortiums principally engaged in the management of television signal transmission.

Revenues and trade receivables due from associated entities mainly relate to the sales of television advertising space. All these transactions are carried out at market value conditions and on an arm’s lengths basis.

The costs and the related trade payables mainly refer to purchases of television productions and broadcasting rights and to the fees paid to related parties for the sale of advertising space managed through exclusive concessions by Group companies.

The costs paid to subsidiary EI Towers relate to those paid under the “full service” contract for the hosting, support and maintenance of broadcasting equipment, the signal contribution services performed for Elettronica Industriale and the hosting and maintenance services performed for the Group’s radio broadcasters.

The item other receivables/(payables) mainly refers to payables for loans and credit facilities due to affiliate companies, intercompany current accounts and loans given to associates.

During the year, dividends were also collected from affiliates and jointly controlled entities, for a total of EUR 21.4 million.

For more information as required by IAS 24 on the compensation of MFE Directors, please see the table below and Remuneration Report annexed to this Annual Report.

2024	Short-term benefits

Name	Position at MFE	Fixed compensation in MFE	Compensation for participation in MFE committees	Fixed compensation – Subsidiaries and associates (1)		Compensation for participation in subsidiaries’ and associates’ committees	Variable compensation	Other variable compensation (bonuses)	Non monetary benefits	Post- employment benefits (3)	Share based payments	Total
Pier Silvio Berlusconi	CHIEF EXECUTIVE OFFICER	1,040,000	-	386,203	(1)	-	992,400	-	20,850	131,068	516,490	3,087,011
Marco Angelo Giordani	EXECUTIVE DIRECTOR	40,000	-	1,174,081	(1)	-	248,100	-	9,919	451,002	129,122	2,052,224
Gina Nieri	EXECUTIVE DIRECTOR	40,000	-	1,123,477	(1)	-	165,825	-	9,930	411,327	96,842	1,847,401
Niccolo' Querci	EXECUTIVE DIRECTOR	40,000	-	1,221,563	(1)	-	270,078	-	18,148	476,311	52,455	2,078,555
Stefano Guido Sala	EXECUTIVE DIRECTOR	40,000	-	2,312,196	(1)	-	1,055,700	-	20,981	801,774	193,684	4,424,335
		1,200,000	-	6,217,520		-	2,732,103	-	79,827	2,271,482	988,594	13,489,526
Fedele Confalonieri	NON-EXECUTIVE DIRECTOR (Chair)	60,000	-	1,920,000		-	-	-	20,470	19,144	-	2,019,614
Patrizia Arienti (5)	NON-EXECUTIVE DIRECTOR	20,000	20,000	-		-	-	-	-	-	-	40,000
Stefania Bariatti	NON-EXECUTIVE DIRECTOR	40,000	50,000	-		-	-	-	-	3,600	-	93,600
Marina Berlusconi	NON-EXECUTIVE DIRECTOR	40,000	-	-		-	-	-	-	-	-	40,000
Marina Brogi	NON-EXECUTIVE DIRECTOR	40,000	55,000	-		-	-	-	-	4,186	-	99,186
Consuelo Crespo Bofill (5)	NON-EXECUTIVE DIRECTOR	20,000	20,000	30,000		-	-	-	-	-	-	70,000
Raffaele Cappiello(4)	NON-EXECUTIVE DIRECTOR	20,000	10,000	-		-	-	-	-	2,400	-	32,400
Javier Diez de Polanco (5)	NON-EXECUTIVE DIRECTOR	20,000	20,000	30,000	-	-	-	-	-	-	-	70,000
Costanza Esclapon De Villeneuve (4)	NON-EXECUTIVE DIRECTOR	20,000	15,000	-	-	-	-	-	-	-	-	35,000
Giulio Gallazzi	NON-EXECUTIVE DIRECTOR	40,000	30,000	-	-	-	-	-	-	14,016	-	84,016
Danilo Pellegrino(2)	NON-EXECUTIVE DIRECTOR	40,000	-	-	-	-	-	-	-	-	-	40,000
Alessandra Piccinino	NON-EXECUTIVE DIRECTOR	40,000	50,000	-	-	-	-	-	-	18,400	-	108,400
Carlo Secchi (4)	NON-EXECUTIVE DIRECTOR	20,000	20,000	-	-	-	-	-	-	19,200	-	59,200
		420,000	290,000	1,980,000		-	-	-	20,470	80,946	-	2,791,416
		1,620,000	290,000	8,197,520		-	2,732,103	-	100,297	2,352,428	988,594	16,280,942

(1) Includes the Fixed Remuneration as an employee, the Non-Competition Agreement and the emoluments received in subsidiaries of MFE

(2) Payment order in favour of Fininvest Spa

(3) For Group employees, this includes a TFR severance indemnity equal to 6.90% of the total remuneration as established by Italian law

(4) In office until 19 June 2024

(5) In office since 19 June 2024

2023	Short-term benefits

Name	Position at MFE	Fixed Compensation – MFE	Compensation for participation in MFE committees	Fixed compensation – Subsidiaries and associates		Compensation for participation in subsidiaries’ and associates’ committees	Variable compensation	Other variable compensation (bonuses)	Non- monetary benefits	Post- employment benefits (3)	Share based payments	Total
Pier Silvio Berlusconi	CHIEF EXECUTIVE OFFICER	1,040,000		384,954	1		620,000		19,950	113,704	319,321	2,497,929
Marco Angelo Giordani	EXECUTIVE DIRECTOR	40,000		1,152,571	1	24,000	248,000		9,465	448,247	127,729	2,050,012
Gina Nieri	EXECUTIVE DIRECTOR	40,000		1,102,387	1	16,000	179,251		9,005	412,891	95,796	1,855,330
Niccolo' Querci	EXECUTIVE DIRECTOR	40,000		1,195,468	1	20,000	276,660		13,231	478,738	51,889	2,075,987
Stefano Guido Sala	EXECUTIVE DIRECTOR	40,000		1,902,388	1		460,126		19,935	687,857	287,389	3,397,696
		1,200,000	-	5,737,768		60,000	1,784,037		71,587	2,141,437	882,124	11,876,953
Fedele Confalonieri	NON-EXECUTIVE DIRECTOR (Chair)	60,000		1,901,250	-	28,000			15,397	18,163		2,022,810
Stefania Bariatti	NON-EXECUTIVE DIRECTOR	40,000	50,000		-		-	-	-	3,600		93,600
Marina Berlusconi	NON-EXECUTIVE DIRECTOR	40,000		-	-	-	-	-	-	6,400		46,400
Marina Brogi	NON-EXECUTIVE DIRECTOR	40,000	70,000	-	-	-	-	-	-	4,464		114,464
Raffaele Cappiello	NON-EXECUTIVE DIRECTOR	40,000	20,000	-	-	-	-	-	-	2,552		62,552
Costanza Esclapon De Villeneuve	NON-EXECUTIVE DIRECTOR	40,000	30,000	-	-	-	-	-	-	-		70,000
Giulio Gallazzi	NON-EXECUTIVE DIRECTOR	40,000	20,000	-	-	-	-	-	-	14,016		74,016
Danilo Pellegrino (2)	NON-EXECUTIVE DIRECTOR	40,000								-		40,000
Alessandra Piccinino	NON-EXECUTIVE DIRECTOR	40,000	50,000	-	-	-	-	-		14,400		104,400
Carlo Secchi	NON-EXECUTIVE DIRECTOR	40,000	40,000	-	-	-	-	-	-	12,800		92,800
		420,000	280,000	1,901,250		28,000	-	-	15,397	76,396	-	2,721,043
		1,620,000	280,000	7,639,018		88,000	1,784,037		86,984	2,217,833	882,124	14,597,996

(1) Includes the Fixed Remuneration as an employee, the Non-Competition Agreement and the emoluments received in subsidiaries of MFE

(2) Payment order in favour of Fininvest Spa

(3) For Group employees, this includes a TFR severance indemnity equal to 6.90% of the total remuneration as established by Italian law

16. GUARANTEES AND COMMITMENTS

Guarantees include both the guarantees given and those received by the company. The guarantees given refer to those provided by the Group for the its own or third-party obligations. The guarantees received refer to those provided by third parties for the benefit or in the interest of the Group. The guarantees given and received by the company include personal guarantees (sureties, endorsements) and real guarantees (liens, mortgages). Guarantees given are recognised at the moment the company gives the guarantee.

Commitments are obligations assumed by the company towards third parties, which originate from legal transactions that have certain mandatory effects but have not yet been performed by either party (so-called deferred performance contracts). Nevertheless, these can significantly affect the company's equity and financial position, and it is useful to bear them in mind when evaluating this position. Commitments include future commitments of certain performance and amount, and future commitments of certain performance but uncertain amount. Commitments are initially recognised at the nominal value inferred from the transaction documents.

The amounts of guarantees and commitments are re-determined at each reporting date.

The overall amount of guarantees received, mainly bank guarantees, for receivables from third parties totalled EUR 7.1 million (EUR 6.4 million at 31 December 2023).

In addition, bank guarantees in favour of third-party companies were issued for a total amount of EUR 90.4 Million (EUR 89.8 million at 31 December 2023), almost entirely referring to the Mediaset España Group.

The main commitments of the Group companies can be summarised as follows:

•	commitments for the acquisition of television and movie broadcasting rights (free and pay), totalling EUR 579.4 million (EUR 631.1 million at 31 December 2023). These future commitments relate mainly to volume deal contracts of the Group with some of the leading American TV producers.

•	EUR 5.8 million to associates for the acquisition of content, sport events and rental contracts (EUR 11.0 million at 31 December 2023).

•	commitments for artistic projects, television productions and press agency contracts of approximately EUR 210.3 million (EUR 321.8 million at 31 December 2023), of which EUR 93.3 million due to Related Parties;

•	commitments for digital broadcasting capacity services of EUR 10.4 million (EUR 1.5 million at 31 December 2023);

•	EUR 7.9 million in contractual commitments for satellite capacity use (EUR 11.9 million at 31 December 2023).

•	commitments to the EI Towers Group of approximately EUR 903.0 million (EUR 229.1 million at 31 December 2023) relating to the renewal of the long-term contract for hospitality, support and maintenance services (full service) in effect from 1 July 2025 to 30 June 2032, as reported in the significant events for the year;

•	commitments (out of scope of IFRS 16) for the purchase of new equipment, multi-year leases, rental of high-frequency towers, the supply of EDP services and commitments to trade associations for the use of intellectual property rights totalling EUR 129.3 million (EUR 181.2 million at 31 December 2023).

17. SUBSEQUENT EVENTS AFTER 31 DECEMBER 2024

With regard to the proceeding No. 1181/10 brought by ITV against Mediaset España (now Grupo Audiovisual Mediaset España Comunicación – “GAM”) regarding the use of the Pasapalabra format, on 24 February 2025, the Commercial Court No. 6 of Madrid issued Order No. 69/2025, which establishes that GAM must pay ITV compensation of 44.3 million euros. GAM will appeal this first instance ruling to the Provincial Court of Madrid, arguing that the criteria differ between the valuation carried out by the expert appointed by the same court and the final valuation established by the Court, in addition to other serious defects observed. The disclosure concerning this proceeding is reported in the explanatory note 10.3 Provision and contingent liabilities.

On 26 March 2025 MFE- MFE-MEDIAFOREUROPE N.V. ("MFE") announced its intention to issue a voluntary public takeover offer to increase its stake in the major entertainment player in the German-speaking region, ProSiebenSat.1 Media SE (P7S1) with the aim to gain flexibility and optionality in the process aimed to increase its stake and strengthen its presence in the company, in order to actively contribute to the growth and development of the German broadcaster.

MFE expects to offer ProSieben shareholders who tender their shares during the offer period an offer consideration equal to the 3 months VWAP of the ProSieben share (as calculated by the German Federal Financial Supervisory Authority, Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin), which corresponds to the statutory minimum price. Approximately 78% of the offer price is expected to be paid in cash and approximately 22% of the offer price is expected to be paid in newly-issued MFE A shares.

The takeover offer will be subject to customary conditions such as market and business-related material adverse change clauses and regulatory clearances and other conditions.

MFE entered into an irrevocable undertaking with an existing shareholder of ProSieben pursuant to which such shareholder has irrevocably undertaken to accept the takeover offer for part of the ProSieben shares currently held. Such undertaking secures that MFE will in any event hold more than 30% of the share capital of ProSieben upon completion of the takeover offer.

On 2nd of April 2025 the German Federal Financial Supervisory Authority (Bafin) informed MFE that the 3 months VWAP of the ProSieben share up to (and including) the reference date (25 March 2025) amounts to EUR 5.74, which is the statutory minimum price. Based on that, MFE intends to offer to the shareholders of ProSieben for each ProSieben share tendered into the voluntary public takeover offer (once made) a mixed consideration consisting of EUR 4.47 in cash and 0.4 newly-issued MFE A shares.

The three-month average closing price of the MFE A share on the Euronext Milan Stock Exchange up to (and including) the reference date (25 March 2025) amounts to EUR 3.18. Based on such average, the value of the intended share component is therefore equal to EUR 1.27 (EUR 3.18 multiplied by 0.4 MFE A shares).

The voluntary public takeover offer will be made pursuant to an offer document to be approved by BaFin. The offer document will be published following receipt of permission or deemed permission from BaFin, at which point the initial acceptance period of the takeover offer will commence.

On 15 April 2025, MFE notified BaFin of the update of its shareholding in P7S1 from 29.99% as of 31 December 2024 to 30.09% of the share capital.

18. LIST OF EQUITY INVESTMENTS INCLUDED IN THE GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2024

Companies consolidated on a line-by-line basis	Registered Office	Currency	Share capital capital	% held by the Group (*)
MFE Advertising S.p.A.	Milan	EUR	0.1	100.00%
Mediaset S.p.A.	Milan	EUR	600.0	100.00%
Publitalia '80 S.p.A.	Milan	EUR	52.0	100.00%
Adtech Ventures S.p.A.	Milan	EUR	0.1	100.00%
Beintoo S.p.A.	Milan	EUR	0.1	80.00%
Digitalia '08 S.r.l.	Milan	EUR	10.3	100.00%
Mediamond S.p.A.	Milan	EUR	2.4	100.00%
Videowall S.r.l.	Milan	EUR	0.0	100.00%
Publieurope Ltd.	London	GBP	5.0	100.00%
Dr Podcast Audio Factory Limited	London	GBP	0.0	70.06%
Publieurope SAS	Parigi	EUR	0.0	100.00%
R.T.I. S.p.A.	Rome	EUR	500.0	100.00%
Elettronica Industriale S.p.A.	Lissone (MB)	EUR	163.2	100.00%
Medusa Film S.p.A.	Rome	EUR	20.0	100.00%
Medset Film S.a.s.	Parigi	EUR	0.5	100.00%
Radio Mediaset S.p.A.	Milan	EUR	7.4	100.00%
Monradio S.r.l.	Milan	EUR	3.0	100.00%
Radio Aut S.r.l.	Loc.Colle Bensi PG)	EUR	0.0	100.00%
Radio Studio 105 S.p.A.	Milan	EUR	0.8	100.00%
Radio Subasio S.r.l.	Assisi (PG)	EUR	0.3	100.00%
RMC Italia S.p.A.	Milan	EUR	1.1	100.00%
Virgin Radio Italy S.p.A.	Milan	EUR	10.1	99.99%
Grupo Audiovisual Mediaset España Comunicaciòn S.A.U.	Madrid	EUR	190.1	100.00%
Advertisement 4 Adventure, S.L.U.	Madrid	EUR	0.0	100.00%
Conecta 5 Telecinco S.A.U.	Madrid	EUR	0.1	100.00%
Grupo Editorial Tele 5 S.A.U.	Madrid	EUR	0.1	100.00%
Mediacinco Cartera S.L.U.	Madrid	EUR	0.1	100.00%
Produccion y Distribucion de Contenidos Audiovisuales Mediterraneo S.L.U.	Madrid	EUR	0.3	100.00%
El Desmarque Portal Deportvo S.L.	Sevilla	EUR	0.0	100.00%
Megamedia Television S.L.U.	Madrid	EUR	0.1	100.00%
Radical Change Contents S.L.	Madrid	EUR	0.0	100.00%
Supersport Television S.L.	Madrid	EUR	0.1	62.50%
Telecinco Cinema S.A.U.	Madrid	EUR	0.2	100.00%
Publiespaña S.A.U	Madrid	EUR	0.6	100.00%
Publimedia Gestion S.A.U.	Madrid	EUR	0.0	100.00%
Netsonic S.L.U.	Barcelona	EUR	0.0	100.00%
Aninpro Creative S.L.	Madrid	EUR	0.0	52.47%
Be a Iguana S.L.U.	Madrid	EUR	0.0	52.47%
Be a Tiger S.L.U.	Madrid	EUR	0.0	52.47%
Engage 2021 S.L.U.	Madrid	EUR	0.0	52.47%
Social 15D 2021 S.L.U.	Madrid	EUR	0.0	52.47%
Social Halo 2021 S.L.U.	Madrid	EUR	0.0	52.47%

			Share
			capital	% held by the
Associates and joint ventures	Registered Office	Currency	capital	Group (*)
Agrupación de Interés Económico Furia de Titanes II A.I.E.	Santa Cruz de Tenerife	EUR	0.0	34.00%
Alea Media Estudio S.A.	Madrid	EUR	0.1	45.00%
Alma Productora Audiovisual S.L.	Madrid	EUR	0.0	30.00%
Auditel S.r.l.	Milan	EUR	0.3	26.67%
Boing S.p.A.	Milan	EUR	10.0	51.00%
Bulldog TV Spain S.L.	Madrid	EUR	0.0	30.00%
EI Towers S.p.A.	Lissone (MB)	EUR	2.8	40.00%
European Broadcaster Exchange (EBX) Limited	London	GBP	1.5	25.00%
Fascino Produzione Gestione Teatro S.r.l.	Rome	EUR	0.0	50.00%
Fenix Media Audiovisual S.L.	Madrid	EUR	0.0	40.00%
Ivoox Global Podcasting Service S.L.	Barcelona	EUR	0.0	30.83%
Love my Pets S.r.l.	Milan	EUR	0.0	49.00%
Nessma S.A.	Luxembourg	EUR	14.2	34.12%
Nessma Broadcast S.A.	Tunis	DINARO	1.0	32.27%
Producciones Mandarina S.L.	Madrid	EUR	0.0	30.00%
ProSiebenSat.1 MEDIA SE	Unterföhring (Germany)	EUR	233.0	30.81%
Superguidatv S.r.l.	Napoli	EUR	1.6	49.00%
Titanus Elios S.p.A.	Rome	EUR	5.0	30.00%
Tivù S.r.l.	Rome	EUR	1.0	48.16%
Unicorn Content SL	Madrid	EUR	0.0	30.00%

(*) The Group’s shareholding is calculated by taking into account the stake directly and indirectly held by the Parent Company at 31 Decembre 2024, without taking into account the treasury shares of subsidiaries and investees.

Other equity investments	Registered Office	Currency	Share capital capital	% held by the Group (*)
Altania del Mar SL	Madrid	EUR	0.0	12.48%
Aranova Freedom SCARL	Bologna	EUR	0.0	23.33%
Ares Film S.r.l.	Rome	EUR	0.1	5.00%
Audiradio S.r.l. (in liquidation)	Milan	EUR	0.0	10.00%
Blooming Experience S.L.	Valencia	EUR	0.0	4.44%
ByHours Travel S.L.	Madrid	EUR	0.0	7.71%
Club Dab Italia Società Consortile per Azioni	Milan	EUR	0.2	12.50%
C.R. DAB consorzio Radio Digitale SCARL	Milan	EUR	0.2	3.22%
Editori Radiofonici Associati S.r.l.	Milan	EUR	0.0	15.20%
Genetiko Comunication S.p.A.	Conversano (Bari)	EUR	0.0	15.00%
Gilda S.r.l.	Milan	EUR	0.0	10.31%
Grover Group Gmbh	Berlin (Germany)	EUR	0.0	0.34%
Innovación y desarrollo de Nuevos Canales Comerciales, SL	Madrid	EUR	0.0	7.36%
Itravel Group S.A.	Luxembourg	EUR	0.0	2.00%
Kirch Media GmbH & Co. Kommanditgesellschaft auf Aktien	Unterföhring (Germany)	EUR	55.3	2.28%
Letisan S.r.l.	Milan	EUR	0.0	8.30%
Pascol S.r.l.	Albosaggia (Sondrio)	EUR	0.0	6.89%
Pensium S.L.	Barcelona	EUR	0.0	4.46%
Player Editori Radio S.r.l.	Milan	EUR	0.0	15.40%
Radio Digitale S.r.l.	Bergamo	EUR	0.0	5.00%
Satispay S.p.A.	Milan	EUR	0.6	0.28%
Springlane Gmbh	Dusseldorf	EUR	0.1	1.83%
Tax Down S.L.	Madrid	EUR	0.0	3.89%
Telesia S.p.A.	Rome	EUR	1.8	3.86%
Termo S.p.A.	Milan	EUR	0.3	8.49%
Westwing Group Gmbh	Munich	EUR	0.1	0.13%
Zandivio Ltd	Limassol (Cyprus)	EUR	0.0	0.99%

(*) The Group’s shareholding is calculated by taking into account the stake directly and indirectly held by the Parent Company at 31 Decembre 2024, without taking into account the treasury shares of subsidiaries and investees.

MFE - MEDIAFOREUROPE N.V.

STATEMENT OF FINANCIAL POSITION

(values in EUR thousand)

ASSETS	Notes	31/12/2024	31/12/2023
Non-current assets	5	34	54
Property, plant and equipment	5.1
Investments in:	5.5
subsidiaries		1,852,521	2,141,755
associates and joint ventures		915,835	979,479
other companies		-	42,883
Total		2,768,356	3,164,118
Other financial assets	5.6	18,472	17,243
Deferred tax assets	5.9	151,019	185,176
Total non-current assets		2,937,881	3,366,590
Current assets	6
Trade receivables	6.2
customers		-	1
subsidiaries		297	277
Total		297	278
Tax receivables	6.3	17,205	21,789
Other receivables and current assets	6.4	40,393	59,170
Intercompany financial receivables	6.5
subsidiaries		99,880	100,676
associates and joint ventures		1,805	865
Total		101,685	101,541
Other current financial assets	6.6	12,800	32,269
Cash and cash equivalents	6.7	99,973	100,106
Total current assets		272,353	315,153
TOTAL ASSETS		3,210,234	3,681,743

MFE - MEDIAFOREUROPE N.V.

STATEMENT OF FINANCIAL POSITION

(values in EUR thousand)

SHAREHOLDERS‘ EQUITY AND LIABILITIES	Notes	31/12/2024	31/12/2023
Shareholders' equity	8
Share capital	8.1	161,677	161,649
Share premium reserve	8.2	1,149,575	1,149,602
Treasury shares	8.3	(337,053)	(358,035)
Legal reserves	8.4	3,326	(2,702)
Retained earnings and other reserves	8.6	641,048	802,705
Profit for the year	8.7	189,436	5,337
TOTAL SHAREHOLDERS' EQUITY		1,808,009	1,758,556
Non-current liabilities	9
Post-employment benefits plans	9.1	54	53.0
Deferred tax liabilities	9.2	1,051	3,805
Financial liabilities and payables	9.3	292,814	703,158
Total non-current liabilities		293,919	707,016
Current liabilities	10
Due to banks	10.1	409,452	231,504
Trade and other payables	10.2
due to suppliers		2,564	2,508
subsidiaries		668	2,059
due to affiliates		-	8
due to parent companies		20	20
Total		3,252	4,595
Intercompany financial payables	10.5
subsidiaries		475,862	703,759
associates and joint ventures		32,617	39,195
Total		508,479	742,954
Other financial liabilities	10.6	9,022	4,891
Other current liabilities	10.7	178,102	232,227
Total current liabilities		1,108,306	1,216,171
TOTAL LIABILITIES		1,402,225	1,923,187
TOTAL SHAREHOLDERS‘ EQUITY AND LIABILITIES		3,210,234	3,681,743

MFE - MEDIAFOREUROPE N.V.

STATEMENT OF INCOME

(values in EUR thousand)

STATEMENT OF INCOME	Notes	FY 2024	FY 2023
Revenues	12
Revenues from sales and services	12.1	815	1,012
Other revenues and income	12.2	45	10
Total revenues		860	1,021
Costs	13
Personnel expenses	13.1	(938)	(727)
Purchases	13.2	(9)	(8)
Services	13.5	(11,917)	(11,041)
Royalties	13.6	(535)	(510)
Other operating expenses	13.8	(2,401)	(2,967)
Amortisation and depreciation	13.9	(3)	1,935
Total costs		(15,803)	(13,318)
Operating result		(14,943)	(12,297)
(Expenses)/income from financing and investing activities	15
Financial expenses	15.1	(89,309)	(124,657)
Financial income	15.2	65,183	90,133
Income from equity investments	15.3
dividends from subsidiaries		334,575	18,000
dividends from associates		13,667	22,541
dividends from other companies		-	382
other income/expenses from equity investments		(129,059)	1,309
Total		219,183	42,232
Total (expenses)/income from financing and investing activities		195,057	7,708
Profit before tax		180,114	(4,589)
Income tax for the year	16
current taxes	16.1	(9,371)	(10,406)
deferred tax assets/liabilities	16.2	49	480
Total income tax for the year		(9,322)	(9,926)
Net profit from continuing operations		189,436	5,337
Profit for the year	18	189,436	5,337

MFE - MEDIAFOREUROPE N.V.

STATEMENT OF COMPREHENSIVE INCOME

(values in EUR thousand)

STATEMENT OF COMPREHENSIVE INCOME	Notes	FY 2024	FY 2023
PROFIT FOR THE YEAR (A)	8.7	189,436	5,337
Comprehensive income/(loss) that may be reclassified subsequently to profit or loss		(8,722)	(12,628)
Effective portion of gains and losses on hedging instruments (cash flow hedge)		(11,476)	(16,616)
Tax effect		2,754	3,988
Comprehensive income/(loss) that will not be reclassified to profit or loss		2,603	12,788
Actuarial gains/(losses) from defined benefit plans	8.5	1	-
Other gains and losses on investments at FVTOCI		6,912	(4,068)
Gains and losses on option valuations		(4,310)	16,856
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS) NET OF TAX EFFECTS (B)		(6,119)	160
TOTAL COMPREHENSIVE INCOME (A + B)		183,317	5,497

MFE - MEDIAFOREUROPE N.V.

STATEMENT OF CASH FLOWS

(values in EUR thousand)

CASH FLOW FROM OPERATING ACTIVITIES	Notes	FY 2024	FY 2023
Operating result	-	(14,943)	(12,296)
Amortisation and depreciation	13.9	23	(1,923)
Changes in current assets/liabilities	17.1	6,403	(20,829)
Intercompany interest paid	-	(22,861)	(22,861)
Intercompany interest received	-	18,061	22,879
Income tax paid	-	(20,005)	(12,617)
Income tax received	-	34,914	18,126
Dividends received	17.2	643,667	90,232
Net cash flow from operating activities (A)		645,259	60,711
CASH FLOW FROM INVESTING ACTIVITIES
Purchase of Investments and other financial assets	17.3	(15,619)	(63,454)
Cash pooling	17.4	(237,328)	328,315
Interest received		3,447
Effects of cross-border merger by incorporation		-	268,762
Net cash flow from/used in investing activities (B)		(249,500)	533,623
CASH FLOW FROM FINANCING ACTIVITIES
Dividends paid	17.6	(140,056)	(140,052)
Financing repayments	17.7	(232,387)	(610,656)
Proceeds from financing	17.8	-	271,000
Interest paid	-	(23,428)	(34,553)
Net change in financial payables		(21)	(11)
Net cash flow used in financing activities (C)		(395,892)	(514,272)
Changes in cash and cash equivalents (D=A+B+C)		(133)	80,062
Cash and cash equivalents at the beginning of the year (E)		100,106	20,044
Cash and cash equivalents at end of the year (F=D+E)		99,973	100,106

MFE - MEDIAFOREUROPE N.V.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(values in EUR thousand)

	Share capital	Share premium reserve	Treasury shares	Legal reserves	Retained earnings and other reserves	Profit for the year	Total shareholders' equity
Closing Balance at 01/01/2023	800,313	423,998	(390,734)	(128,466)	1,066,565	27,416	1,799,092
Allocation of 2022 net result and dividends paid as per the general meeting of 07/06/2023	-	-	-	-	(112,640)	(27,416)	(140,056)
20/02/2023 - Increase in share capital, issue of new MFEA shares	-	-	25	-	(25)	-	-
03/05/2023 - Increase in share capital under MES Merger	13,256	79,006	-	-	-	-	92,262
24/05/2023 - Change in share capital - cancellation of MFEA shares	(5,322)	-	32,636	-	(27,314)	-	-
23/10/2023 - Start of reverse split - cancellation of 4 MFE A and B shares	-	-	-	-	-	-	-
23/10/2023 - Reverse split of MFE shares with 1 new share allocated for every 5 old shares	(646,598)	646,598	-	-	-	-	-
22/11/2023 - Increase in share capital, issue of new MFEA shares	-	-	38	-	(38)	-	-
Changes in medium/long-term incentive plans	-	-	-	-	4,730	-	4,730
Other changes	-	-	-	125,604	(128,573)	-	(2,968)
Total comprehensive income/(loss) for the year	-	-	-	160	-	5,337	5,498
Closing Balance at 31/12/2023	161,649	1,149,602	(358,035)	(2,702)	802,706	5,337	1,758,557

Closing Balance at 01/01/2024	161,649	1,149,602	(358,035)	(2,702)	802,706	5,337	1,758,557
Allocation of 2023 net result and dividends paid as per the general meeting of 19/06/2024	-	-	-	-	(134,719)	(5,337)	(140,056)
04/10/2024 - Increase in share capital, issue of new MFEA shares	27	(27)	-	-	-	-	-
Changes in medium/long-term incentive plans	-	-	20,982	-	(14,791)	-	6,191
Other changes	-	-	-	12,147	(12,147)	-	-
Total comprehensive income/(loss) for the year	-	-	-	(6,119)	-	189,436	183,317
Closing Balance at 31/12/2024	161,676	1,149,575	(337,053)	3,326	641,049	189,436	1,808,009

GENERAL INFORMATION

1. GENERAL INFORMATION

MFE-MEDIAFOREUROPE N.V. (“MFE” or “The Company”) is a listed joint-stock company (naamloze vennootschap) subject to Dutch law and registered in the Dutch Commercial Register (CCI number: 83956859). It was incorporated on 26 November 1987. Its registered office (statutaire zetel) is at Prinsengracht 462 in Amsterdam (the Netherlands) and its headquarters, Italian branch and tax residence are at Viale Europa 46, 20093 Cologno Monzese, Milan, Italy. Its ultimate controlling party is Fininvest S.p.A. The MFE ordinary shares are listed on Euronext Milan, a regulated market organised and managed by Borsa Italiana S.p.A., with tickers symbol MFEA and MFEB. On 14 June 2023, MFEA ordinary shares were also listed for trading on the Spanish Stock Exchanges of Barcelona, Bilbao, Madrid and Valencia organised and managed by the relevant stock market management companies (Sociedades Rectoras de las Bolsas de Valores).

MFE is a multinational media company, mainly operating through its subsidiaries in the television industry in Italy and Spain. In Italy, MFE is the leading operator by audience share and advertising market share in the commercial television broadcasting sector, with three of Italy’s biggest general interest networks and an extensive portfolio of thematic free-to-air and pay TV channels - both linear and non-linear) - with a broad range of cinema, TV series and children’s channel content. In recent years, MFE has also set up its own radio segment through acquisitions, bringing together four of the largest national broadcasters.

Following the 2023 merger by incorporation of Mediaset España Comunicación S.A., MFE is the sole shareholder of Grupo Audiovisual Mediaset España Comunicación, S.A.U. (“GA Mediaset”), with an interest of 100%. GA Mediaset is the leading Spanish commercial television broadcaster with two main general interest channels (Telecinco and Cuatro) and a range of free-to-air thematic channels. The Group, of which GA Mediaset is part, is also active in content production, OTT services and digital publishing activities.

MFE is also the largest shareholder of ProSiebenSat.1 Media SE, one of the largest media groups in Europe, which is listed on the Frankfurt Stock Exchange and enjoys a position of leadership in Germany, Austria and Switzerland.

The amounts contained in these notes are stated in thousands of euros.

2. PRESENTATION BASIS AND ACCOUNTING STANDARDS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

These financial statements are:

o	prepared in accordance with International Financial reporting Standard (IAS/IFRS) as adopted by the European Union (EU) and comply with the financial reporting requirement included in Part 9 of the Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the International Financing Reporting Interpretations Committee (IFRIC) effective year-end 2024 have been adopted by the EU. Consequently, the accounting policies applied by the Company also fully comply with IFRS as issued by the IASB.

o	prepared by the Board of Directors of the Company and authorised for issue on 16 April 2025 and will be submitted for adoption to the Annual General Meeting of Shareholders on 18 June 2025.

o	prepared on the historical cost basis unless certain financial instruments which have been measured at fair value in accordance with IFRS 9 and IFRS 13.

o	presented on a going-concern basis, having the Directors verified that there are no financial, operational or other indications pointing to any critical issues that could affect the Company’s ability to meet its obligations in the foreseeable future. The risks and uncertainties regarding the business are described in the Directors’ Report on Operations. The way in which the Company manages its financial risks, including liquidity and capital risk, is described in the section entitled “Disclosure on financial instruments and risk management policies” in these Explanatory Notes.

o	presented in Euro, which is the functional currency used for the majority of the Company’s operations.

Where possible, in order ensure better comparison and presentation of the financial statement items in the event of reclassifications, the items from the previous year have been adjusted accordingly.

Amounts reported in these Financial Statements are expressed in thousands of euro and compared to corresponding figures for the previous year, prepared on a like basis.

3. SUMMARY OF ACCOUNTING STANDARDS AND MEASUREMENT BASIS

The Financial Statements at 31 December 2024 have been prepared in accordance with International Accounting Standards and related interpretations in force at the reporting date.

The general basis for the presentation of assets and liabilities is cost, with the exception of certain financial instruments which have been measured at fair value in accordance with IFRS 9 and IFRS 13.

Accounting standards, amendments and interpretations applied as from 1 January 2024

Since 1 January 2024, the following new accounting standards and/or amendments and interpretations of standards previously in force have become applicable.

Commencing 1 January 2024, the MFE Group (of which the Company forms part) falls within the Pillar-Two income tax bracket introduced by Directive 2022/2523 – adopted in Italy by Legislative Decree 209/2023 – which aims to ensure a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the Union. This is due to MFE Group having exceeded the revenue threshold of EUR 750 million for two of the previous four years. The Group has applied the mandatory temporary exception provided for by the Amendment to IAS 12 “International Tax Reform-Pillar Two Model Rules”, which provides that information on deferred tax assets and liabilities relating to Pillar-Two income taxes are not hereby recognised and disclosed. Moreover, given the novelty and complexity involved in determining the level of effective taxation, Pillar-Two legislation provides the option (for the first periods in which they are in effect; i.e. the “transitional” rules valid for periods beginning before 31 December 2026 and ending no later than 30 June 2028) to apply simplified “safe harbour” rules (granting an exception from country-by-country reporting) based primarily on the accounting information available for each relevant jurisdiction which, if at least one of three tests is passed will decrease compliance costs and reduce Pillar-Two taxes to nil. Based on the information known or reasonably estimable for the Group, there are no issues that could significantly impact the Company's financial statements.

On 23 January 2020, the IASB issued an amendment called "Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current” and on 31 October 2022 published an amendment entitled 'Amendments to IAS 1 Presentation of Financial Statements: Non-Current Liabilities with Covenants”. These amendments aim to clarify how current and non-current payables and other liabilities are classified. The amendments also enhance the information that an entity must disclose when its right to defer settlement of a liability for at least 12 months is subject to compliance with certain parameters (i.e., covenants).

On 22 September 2022, the IASB published an amendment entitled "Amendments to IFRS 16 Insurance contracts: Lease Liability in a Sale and Leaseback”. The amendments require a seller-lessee to measure the lease liability arising from a sale and leaseback transaction in a way that does not result in recognition of any gain or loss that relates to the right of use it retains.

On 25 May 2023, the IASB published an amendment entitled “Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements”. These amendments require entities to disclose information about reverse factoring arrangements that enables users of financial statements to assess who the financial arrangements with providers might influence an entity’s liabilities and cash flows and to understand the effect of those arrangements on the entity’s liquidity risk exposure.

The adoption of these amendments has had no impact on the Company’s Financial Statements.

Financial statements

The Statement of Financial Position has been prepared according to a format that splits assets and liabilities into between “current” and “non-current". An asset/liability is defined as current when it satisfies any of the following criteria:

o	it is expected to be realised or settled, or is expected to be sold or consumed in the company's normal operating cycle;

o	it is held primarily for the purpose of trading; or

o	it is expected to be realised or settled within 12 months after the reporting date.

If none of the above conditions are met, the assets and liabilities are classified as non-current.

The Income Statement has been prepared according to the convention of classifying costs by their nature, with components making up earnings before interest and tax and earning before tax stated separately. In order to provide a clearer measure of the performance of ordinary operations, elements of cost and revenue arising from events or transactions that are considered non-recurring due to their nature or the significance of their amount, such as the disposal of controlling interests, are stated separately.

The Comprehensive Income Statement shows the income or losses items, net of tax that, as required or allowed by the International Accounting Standards, are recognized directly within shareholders’ equity reserves.

These items are further divided into those that may be reclassified to the income statement in the future and those that cannot be reclassified. Each type of significant shareholders' equity reserve shown in the statement is accompanied by a reference to the explanatory notes below, which contain related information and breakdowns, and changes on the previous fiscal year.

The Cash Flow Statement has been prepared using the indirect method, according to which Operating result is adjusted for the impacts of non-monetary transactions, for any deferral or allocation of previous or future operational cash receipts or payments and for elements of revenue or cost connected with cash flows from investing or financing activities. Income and expenses relating to medium/long-term financing transactions and related hedges, as well as dividends paid, are included within financial activities. The item Cash and cash equivalents only includes the balances of current accounts held with banks; the balance of the non-bank current account held subsidiaries, associates and joint ventures for centralised treasury management purposes is recognised under investing activities.

The Statement of Changes in Shareholders' Equity shows the changes that have taken place in shareholders' equity items in relation to:

o	the distribution of dividends for the period;

o	changes in shareholders' equity reserves (e.g. share-based payments under investment plans, interest rate hedges and changes in the fair value of FVTOCI financial assets, including related financial hedging instruments);

o	each item of comprehensive, net of any tax effects, that, as required by IFRS, is recognised either directly in shareholders' equity (e.g. actuarial gains and losses from the measurement of defined benefit plans) or for which a balancing entry is carried in a shareholders' equity reserve;

o	comprehensive income for the period.

For each type of significant shareholders' equity reserve shown in the statement, reference is given to the explanatory notes below that contain the relative information and details of their breakdowns and the changes that have taken place compared to the previous fiscal year.

Non-current assets

Property, plant and equipment

Leased-in assets

Assets acquired under financial leasing contracts are posted under Property, plant and equipment in an item entitled “Rights of use” at the value of the financial liability, calculated based on the current value of future payments, in turn discounted at the incremental borrowing rate for each contract. The payable is progressively reduced according to the repayment schedule for the amounts of principal included in the contractual instalments. The interest amount, on the other hand, is recognised in the income statement under financial expenses. The value of the asset recognised under Property, plant and equipment is depreciated on a straight-line basis according to the expiry date of the lease agreement, while also taking into account the likelihood of renewal of the agreement in the presence of an enforceable renewal option.

Fees for leasing contracts with a duration of 12 months or less and for contracts with a low-value underlying asset are posted on a straight-line basis according to the duration of the contract.

Impairment of assets

The carrying amounts of recognized equity investments are periodically reviewed in accordance with IAS 36, which requires the assessment of the existence of any losses in the carrying amount of the assets, where indicators suggest that impairment may exist.

If impairment loss indicators are identified, the recoverable amounts recognised are checked by comparing the carrying amount recognized in the financial statements and the higher of the fair value less costs of disposal and the value in use of the tested asset/Group of assets.

In the case of impairment losses, the related cost is recognized to the income statement. The original value can be reinstated in the following fiscal years if the conditions for the impairment no longer apply.

Equity investments in subsidiaries, associates and joint ventures

These equity investments are recognised in the financial statements using the cost method.

The risk resulting from any losses exceeding the shareholders’ equity value is recognised in a specific provision to the extent that the Company is committed to fulfilling legal or implicit obligations towards the investee or, in any case, to cover its losses.

Equity investments in other companies

Equity investments other than those in subsidiaries, associates or joint ventures are measured in accordance with IFRS 9 and classified in the category of financial assets measured at fair value with recognition of changes in the other comprehensive income statement, without recycling to profit and loss.

This category also includes non-controlling interests investments acquired by the Company with the aim of making medium-term non-speculative investments. In this case, fair value can be determined based on specific valuation models, by taking account of the prices of recent transactions on the capital of those companies or, for equity investments in listed companies, on the basis of the current stock market price at the reporting date.

Current assets

Trade receivables

Receivables are measured at their fair value, which — except where customers have been granted significantly extended payment terms — is the same as the value calculated using the amortised cost method. Pursuant to IFRS 9, trade receivables are classified as “held to collect” or “held to collect and sell”. Their value at year-end is adjusted to their estimated realisable value and impaired when needed, with expected credit loss measured using a time horizon of 12 months in the absence of any evidence of a significant increase in credit risk. Receivables originating in non-EMU currencies are measured at the year-end spot rates issued by the European Central Bank.

Other current financial assets

After initial recognition, all financial assets recognised which are covered by the scope of IFRS 9 must be subsequently recognised at amortised cost or fair value based on the business model of the entity to manage financial assets and the characteristics of contractual cash flows of the financial asset.

Specifically:

o	debt instruments held within a business model whose objective is achieved by holding financial assets to collect contractual cash flows, and that have cash flows representing solely payments of principal and interest on the principal amount outstanding, are subsequently measured at amortised cost;

o	debt instruments held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and that have cash flows representing solely payments of principal and interest on the principal amount outstanding, are subsequently measured at fair value with changes recognised in other components of the statement of comprehensive income;

o	all other debt instruments and investments in equity instruments are subsequently measured at fair value, with changes recognised in profit (loss), except for equity instruments that can be designated as financial assets for which changes in fair value are recognised in Other comprehensive income, without recycling to profit and loss.

Cash and cash equivalents

This item includes petty cash, bank current accounts and deposits that are repayable on demand and other short-term and highly liquid financial investments that are readily convertible into cash, with an insignificant risk of a change in value.

Treasury shares

Treasury shares are recognised at cost and recorded as a reduction of shareholders' equity and all the gains and losses resulting from transaction on treasury shares are classified within a specific shareholders' equity reserve.

Non-current liabilities

Employee benefits

Post-employment benefit plans

Employee leaving entitlements qualify as a post-employment benefit and are classified as a defined benefit plan. Using the projected unit credit method, amounts accrued are projected in order to estimate the final liability at the future time when employment will be terminated and are then discounted. The actuarial method is based on demographic and financial assumptions used to give a reasonable estimate of the benefits accrued by each employee for service.

The actuarial valuation results in the recognition of an interest cost under the item Financial (Expenses)/Income that represents the theoretical charge that the Company would incur if it requested a market loan for the employee leaving entitlements.

Actuarial gains and losses reflecting the impacts from changes in the actuarial assumptions used are recognised directly in shareholders' equity without ever going through the income statement.

Due to reforms to Italian employee leaving entitlements ("TFR") introduced by Law No. 296 of 27 December 2006 ("Finance Law 2007") and implemented by subsequent decrees and regulations, the accounting policies applied to TFR benefits accrued at 31 December 2006 and those accruing from 1 January 2007 were changed in accordance with IAS 19 and interpretations issued by Italian accounting standard setters in July 2007.

As a result of the Supplementary Pension Reform introduced, benefits accrued up to 31 December 2006 will continue to remain within the Company as a defined benefit plan (with the obligation for accrued benefits subject to actuarial valuation). Amounts accruing as of 1 January 2007 are either paid into supplementary pension funds or transferred by the Company to the treasury fund managed by the Italian National Social Security Institute (INPS) and are considered a defined contribution plan from the time employees have exercised their choice; accordingly, these amounts are not subject to actuarial valuation.

Share-based payments

In accordance with IFRS 2, the Company classifies stock options as "share-based payments". Stock options that are "equity-settled" i.e. involving the physical delivery of the shares, are measured at the fair value at the grant date of the option rights assigned and recognised as a personnel expense to be spread evenly over the vesting period of the rights, with a corresponding reserve recognized within the shareholders' equity. This allocation is carried out based on the estimate of the rights that will allot to the person entitled, in consideration of their vesting conditions not based on the market value of the rights. In accordance with IFRIC 11 IFRS 2 - "Group and Treasury Shares Transactions", issued on 30 November 2006 and endorsed by the European Commission on 1 June 2007, stock options assigned by the company to employees of its direct and indirect subsidiaries are accounted for as equity-settled and are recognised as increases in the value of the equity investment, with a corresponding reserve recognized within the shareholders' equity.

Provisions for risk and charges

Provisions include costs and charges whose existence is either certain or probable, but whose amount or date of occurrence cannot be determined at the reporting date. These provisions have been made only when there is a current obligation, resulting from past events, that can be of a legal or constructive nature, or arising from declarations or behaviour by the Company that create valid expectations in the parties concerned (implicit obligations).

Provisions represent our best estimate of the amount that the company would have to pay in order to settle the obligation. When they are significant and the payment dates can be reliably estimated, the provisions are recognised at present values with the charges resulting from the passage of time recognized in the income statement under the item "Financial (Expenses)/Income".

Non-current financial liabilities

Non-current financial liabilities are recognised at amortised cost, using the effective interest rate method.

Current liabilities

Trade payables

Trade payables are recorded at their nominal amount, which is usually close to their amortised cost; Trade payables in non-UEM currencies are translated at the year-end spot rates reported by the European Central Bank.

Derivatives and hedge accounting

The Company enters transactions to hedge the main financial risks associated with fluctuations in foreign exchange rates in connection with the acquisition, mainly by the indirect subsidiary R.T.I. S.p.A., of television broadcasting rights denominated in currencies other than the euro, particularly the US dollar.

Specifically, it makes use of derivative instruments (primarily forwards) in its business to hedge the foreign currency risk associated with highly probable forecast transactions and payables for purchases that have been concluded.

These contracts are purchased on the market to hedge the foreign currency risk associated with the purchase of television broadcasting rights, but do not qualify for hedge accounting under IFRS 9 in the company only financial statements of MFE - MEDIAFOREUROPE N.V. Accordingly, the fair value changes of these instruments are recognised as Financial (Expenses)/Income in the income statement.

The fair value of forwards is measured by discounting the difference between the notional amount translated at the forward rate of the contract, and the notional amount translated at the fair forward rate (the forward exchange rate measured at the reporting date).

The Company is exposed to financial risks related to changes in interest rates on medium/long term loans subject to floating interest rates.

In relation to the latter risk, if an interest rate hedge is considered effective pursuant to IFRS 9, the effective portion of the fair value change of the derivative that is designated a hedging instrument and is eligible for hedge accounting is recognised directly in shareholders' equity, while the ineffective part is recognised in the income statement. The shareholders' equity reserve will have an impact on the income statement when the cash flows of the hedged item attributed to the hedged risk are realised, that is, when interest is paid.

As stated earlier, hedging instruments and the models used to measure them are reported in the note “Disclosures on financial instruments and risk management policies”.

Revenue recognition

Revenue is recognised at the time of transfer of control of the promised goods or services to the customer.

Revenues are shown net of returns, discounts, allowances and premiums, as well as any directly linked tax charges.

Cost recoveries are shown as a direct reduction of the related costs.

Cost recognition

All costs that have a direct causal link to the revenues for the year, which can be identified specifically or based on hypotheses and assumptions, are recognised during the year. When there is no direct relationship, all costs that have been spread over time on a rational systematic basis are accrued.

Financial income and borrowing costs

Financial income and expenses are recognised in the income statement on an accrual basis.

Income taxes

Current income taxes are recognised based on the determination of taxable income in accordance with current tax rates and provisions currently in force, or essentially approved, at the end of the reporting period, considering any applicable exemptions and tax credits due.

Deferred tax assets and liabilities are calculated based on the temporary differences between the balance sheet value of assets and liabilities and the corresponding tax base, on the basis of the tax rates in force at the time when the temporary differences will reverse. When the accounting effects of a transaction are recognised directly to shareholders' equity, the corresponding current and deferred taxes are recognised in shareholders' equity accordingly.

MFE - MEDIAFOREUROPE N.V. serves as the tax-consolidating entity for all Group companies that have exercised the option to apply the tax consolidation regime under Articles 117 et seq. of the Consolidated Income Tax Act. In this sense, the IRES-taxable income attributable to each of the companies participating in the consolidation has been aggregated by the tax-consolidating entity to determine the “Total global income”.

Based on the tax consolidation agreements entered into between the parties, the consolidating entity only remunerates losses made by subsidiaries if they are considered recoverable within the forecast future taxable income generated by the Group within the scope of tax consolidation.

Impairment testing also takes into consideration the effects of the main temporary differences for which deferred tax assets and liabilities have been recorded.

Deferred tax assets and liabilities are offset when it is lawful to offset current tax assets and liabilities, when they refer to taxes due to the same Tax Authority, and when the Company intends settling the current tax assets and liabilities on a net basis.

In the case of any changes in the carrying amount of deferred tax assets and liabilities arising from a change in tax rates or the related legislation, rules or regulations, the resulting effect is recognised in the income statement, unless they relate to items that have previously been debited or credited to shareholders’ equity.

Dividends paid

Dividends payable are shown as a change in shareholders' equity for the year in which their distribution is approved by shareholders at the annual general meeting.

Dividend income

Dividend income earned on equity investments is recognised in the income statement at the time the entitlement to a pay-out arises.

USE OF ESTIMATES

In preparing the financial statements and the Explanatory notes to the financial statements, management is required to make estimates and judgements mainly necessary to measure certain assets and liabilities and evaluate contingent assets and liabilities. The application of accounting policies requires Judgments that impact the amount recognised. Additionally amounts recognised are based on factors that are by default associates with uncertainty. Where applicable, the estimates and judgments are described per note within the financial statements.

In particular, the current macroeconomic environment has determined that estimates of future developments have been prepared considering this degree of uncertainty.

The main estimates relate to the measurement of the recoverable amount of tax assets recognised, and of the investments in subsidiaries, associates and joint ventures, as well as provisions.

Specifically, in preparing this Financial Statement and after considering the events and circumstances during the reporting period in relation to the Companies 29.99% share capital in ProsiebenSat1 Media SE, the directors again recognised the significant influence exercised by the Company on that investee as at 31 December 2024, as previously recognised since 30 June 2023, as a result of which the investment is accounted for in accordance with IAS 28 (Investments in Associates and Joint Ventures).

The estimates and assumptions above are periodically revised and the impacts of each change are recognised in the income statement.

CHANGES IN ACCOUNTING ESTIMATES

In accordance with IAS 8, these items are recognised in the income statement on a prospective basis starting from the accounting period in which they are adopted.

EU-endorsed IFRS accounting standards, amendments and interpretations not yet mandatory and not adopted early by the Company

On 15 August 2023, the IASB published an amendment entitled “Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability”. These amendments require entities to ensure that a methodology is consistently used to ascertain whether one currency can be exchanged into another and, when this is not possible, how the exchange rate should be determined and disclosed in the notes to the financial statements. The amendments apply from 1 January 2025, but early adoption is permitted. The directors do not anticipate that these amendments will have any significant impact on the Company’s financial statements.

New IFRS accounting standards, interpretations and amendments not yet endorsed by the EU

The standards issued but not yet endorsed by the relevant EU bodies at the date of preparation of these financial statements are listed below. The Company is still assessing the impact of these amendments on its financial position or operating results, in so far as they are applicable.

On 9 April 2024, the IASB issued new standard IFRS 18 Presentation and Disclosure in Financial Statements, which will replace standard IAS 1 Presentation of Financial Statements. The aim of the new standard is to improve the presentation of the main financial statement formats with particular reference to the income statement. More specifically, the new standard requires companies to:

▪	classify income and expenses into three new categories (operating, investing and financing), in addition to the income taxes and discontinued operations categories already present in the income statement.

▪	show two new subtotals: (i) operating profit or loss, and (ii) profit or loss before financing and income taxes (EBIT).

The new standard also requires more information on performance indicators defined by management, introduces new criteria for the aggregation and disaggregation of information, and introduces some changes to the format of the cash flow statement, including the requirement to use the operating result as the starting point for the presentation of the cash flow statement prepared using the indirect method and the elimination of some classification options for certain items that currently exist (such as interest paid, interest received, dividends paid and dividends received). The new standard will enter into operation on 1 January 2027, but early adoption is permitted. The directors are currently evaluating the possible effects of introducing these amendments for the Company’s financial statements.

On 9 May 2024, the IASB published IFRS 19 Subsidiaries without Public Accountability: Disclosures. The new standard simplifies some of the disclosures required by IFRS accounting standards in the individual financial statements of any subsidiary that:

–	has not issued debt or equity instruments for trading in a public market and is not in the process of issuing such instruments for trading in a public market;

–	has a parent that produces consolidated financial statements that comply with IFRS standards.

The new standard will enter into operation on 1 January 2027, but early adoption is permitted. The directors are currently evaluating the possible effects of introducing these amendments for the Company’s financial statements.

On 30 May 2024, the IASB published 'Amendments to the Classification and Measurement of Financial Instruments-Amendments to IFRS 9 and IFRS 7'. This document address some matters identified during the post-implementation review of IFRS 9, including the accounting treatment of variable-yield financial assets linked to ESG objectives (green bonds). More specifically, these amendments aim to:

–	clarify the classification of variable-yield financial assets linked to environmental, social and corporate governance (ESG) objectives and the criteria applicable to SPPI tests.

–	indicate that the settlement of liabilities through electronic payment systems occurs on the date on which the liability is extinguished. However, entities are permitted to adopt an accounting policy whereby it can derecognise a financial liability before it delivers cash on the settlement date if specified criteria are met.

With these amendments, the IASB has also introduced additional disclosure requirements, particularly regarding investments in equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual reporting periods beginning on or after 1 January 2026. The directors are currently evaluating the possible effects of introducing these amendments for the Company's financial statements.

On 18 July 2024, the IASB published a document entitled “Annual Improvements Volume 11”. The document contains clarifications, simplifications, corrections and amendments to improve the consistency of various IFRS accounting standards.

It amended the following standards:

–	IFRS 1 First-time Adoption of International Financial Reporting Standards;

–	IFRS 7 Financial Instruments: Disclosures and Guidance on implementing IFRS 7;

–	IFRS 9 Financial Instruments;

–	IFRS 10 Consolidated Financial Statements; and

–	IAS 7 Statement of Cash Flows.

The amendments will apply from 1 January 2026, but early adoption is permitted. The directors are currently evaluating the possible effects of introducing these amendments for the Company's financial statements.

On 18 December 2024, the IASB published an amendment document entitled “Contracts Referencing Nature-dependent Electricity – Amendment to IFRS 9 and IFRS 7”. The amendments are aimed at supporting entities in their reporting of the financial effects of contracts for the purchase of renewable electricity (often structured as PPAs). Uncontrollable factors such as weather conditions may affect the quantity of electricity generated and purchased under these contracts. The IASB introduced amendments to IFRS 9 and IFRS 7, including:

–	clarification as to whether “own use” requirements apply to contracts of that kind;

–	conditions for such contracts to be subject to hedge accounting treatment;

–	new disclosure requirements to enable the users of financial statements to understand how these contracts affect an entity’s financial performance and cash flow.

The amendments apply from 1 January 2026, but early adoption is permitted. The directors are currently evaluating the possible effects of introducing these amendments for the Company's financial statements.

4. OTHER INFORMATION

Dealings with: subsidiaries, associates, holding companies, affiliates and other related parties

The current Related parties transactions policy has been introduced by a resolution of the Board of Directors on 28 September 2021, amended on 21 December 2021 and, lastly, on 22 November 2023 and is compliant with the Dutch Civil Code and the International accounting standards.

The procedure, which is published on the Company's website (www.mediaset.it/investor/governance/particorrelate_it.shtml), sets the rules for identifying, approving, executing and disclosing related-party transactions carried out by MFE - MEDIAFOREUROPE N.V., directly or through subsidiaries, in order to ensure their transparency and substantive and procedural correctness, as well as establishing the cases where these rules do not apply.

The following tables show the breakdown of financial and business dealings with subsidiaries, associates, holding companies, affiliates and other related parties, which were conducted at arm's length conditions.

(values in EUR thousand)

RECEIVABLES AND FINANCIAL ASSETS	Trade receivables	Other receivables and current assets	Intercompany financial receivables	Other current financial assets
Subsidiaries - Mediaset Group
R.T.I. - Reti Televisive Italiane S.p.A.	97			2
Medusa Film S.p.A.	25	1,441
Publieurope Ltd.	1
Publitalia '80 S.p.A.	58	20,157
Digitalia '08 S.r.l.	14	1,196
Elettronica Industriale S.p.A.	3	1,000
Monradio S.r.l.	6		12,774
Mediamond S.p.A.	19	618
RadioMediaset S.p.A.	9	1,029	78,185
Radio Studio 105 S.p.A.	8	3,143
Virgin Radio Italy S.p.A.	6	29
RMC Italia S.p.A.	6	7
GAM - GRUPO AUDIOVISUAL MEDIASET ESPAÑA COMUNICACIÓN, S.A.U.	29	8,508
Radio Subasio S.r.l.	7	237
Radio Aut S.r.l.	1
Mediaset S.p.A.	7	70	1,988
Videowall S.r.l.	-		4,367
Beintoo S.p.A.		64	2,567

Associates - Mediaset Group
Boing S.p.A.	-	144	1,805

Total	297	37,643	101,685	2

(values in EUR thousand)

PAYABLES AND FINANCIAL LIABILITIES	Non-current financial payables and liabilities	Trade payables	Other payables and current liabilities	Intercompany financial payables	Other current financial liabilities
Fininvest Group - Parent company
Fininvest S.p.A.		20

Subsidiaries - Mediaset Group
R.T.I. - Reti Televisive Italiane S.p.A.	7,518	411	131,203	63,179	8,996
Medusa Film S.p.A.			482	14,135
Publieurope Ltd.		4		9,918
Publitalia '80 S.p.A.			27	196,855
Digitalia '08 S.r.l.			839	4,276
Elettronica Industriale S.p.A.			15,118	63,098
Monradio S.r.l.			2,809
Mediamond S.p.A.				1,202
Radio Studio 105 S.p.A.				26,699
Virgin Radio Italy S.p.A.			435	9,912
RMC Italia S.p.A.			991	1,424
GAM - GRUPO AUDIOVISUAL MEDIASET ESPAÑA COMUNICACIÓN, S.A.U.			7,165	83,277
Radio Subasio S.r.l.				485
Radio Aut S.r.l.			88	893
Mediaset S.p.A.		253	786
MFE Advertising S.p.A.			6	25
Dr.Podcast				285
Dr.Podcast - Branch				200

Associates - Mediaset Group
Fascino Produzione e Gestione Teatro S.r.l.				32,586
Boing S.p.A.			170		3
Adtech Ventures S.p.A.				31

Other related parties
Key management personnel		1	9,040

Total	7,518	689	169,157	508,479	8,999

(values in EUR thousand)

REVENUES AND COSTS	Operating revenues	Operating costs	Financial expenses	Financial income	Income from equity investments
Fininvest Group - Parent company
Fininvest S.p.A.		505

Subsidiaries - Mediaset Group
R.T.I. - Reti Televisive Italiane S.p.A.	220	1,367	39,325	20,021
Medusa Film S.p.A.	81	-	350
Publieurope Ltd.	1	15	208
Publitalia '80 S.p.A.	195	-	3,638
Digitalia '08 S.r.l.	45	-	102	112
Elettronica Industriale S.p.A.	10	-	929	160
Monradio S.r.l.	20	-		448
Mediamond S.p.A.	63	-	136	18
RadioMediaset S.p.A.	30	-		3,100
Radio Studio 105 S.p.A.	29	-	449
Virgin Radio Italy S.p.A.	20	-	194
RMC Italia S.p.A.	20	-	2	315
GAM - GRUPO AUDIOVISUAL MEDIASET ESPAÑA COMUNICACIÓN, S.A.U.	29	1	2,234	26	300,000
Radio Subasio S.r.l.	23	-	4	15
Radio Aut S.r.l.	2	-	20
Mediaset S.p.A.	24	830	7	234	34,575
Videowall S.r.l.	1	-	9	50
Beintoo S.p.A.		-		97
MFE Advertising S.p.A.		-	1
Dr.Podcast			1
Dr.Podcast - Branch			1

Associates - Mediaset Group
Fascino Produzione e Gestione Teatro S.r.l.		-	685
Boing S.p.A.		3	20	64
EI Towers S.p.A.		-			10,291
Adtech Ventures S.p.A.		-	1
ProSiebenSat.1 MEDIA SE		-			3,376

Fininvest Group - Affiliates
Mondadori Retail S.p.A.		6

Other related parties
Key management personnel		1,882

Total	815	4,608	48,315	24,660	348,242

The most significant transactions between MFE - MEDIAFOREUROPE N.V. and related parties, summarised in the above tables, concerned:

o	EUR 768 thousand in income for the supply of intercompany treasury and finance services (of which EUR 196 thousand from RTI S.p.A. and EUR 191 thousand from Publitalia ’80 S.p.A.);

o	licensing of the Fininvest trademark by the parent company Fininvest S.p.A. for a total of EUR 465 thousand;

o	EUR 1,338 thousand to indirect subsidiary RTI S.p.A. and EUR 830 thousand to Mediaset S.p.A. for the supply of staff services governed by intercompany contracts to indirect subsidiary RTI S.p.A.;

In 2024, intercompany dealings also concerned the management of equity investments, which during the year involved the collection of a dividend from the subsidiary Mediaset S.p.A. in the amount of EUR 330,000 thousand (of which only EUR 34,575 thousand carried through the income statement), EUR 300,000 thousand from the subsidiary GAM Grupo Audiovisual Mediaset España Comunicación S.A., EUR 10,291 thousand from joint venture EI Towers S.p.A. and EUR 3,376 thousand from subsidiary ProSiebenSat.1 Media SA.

MFE - MEDIAFOREUROPE N.V. provides centralised treasury services for the management of financial assets involving the use of intercompany cash-pooling, which generated from the following direct and indirect subsidiaries interest income for EUR 4,601 thousand and interest expense for EUR 11,470 thousand.

Please note that interest expense is calculated only if the average Euribor one-month plus spread is greater than zero.

In accordance with IAS 24, compensation payable to directors is reported in the caption "Other related parties".

As required by IAS 24, further details on the compensation of key management personnels that includes the remuneration to the company’s Directors are provided in the table below and in the Remuneration Report section of this Annual Report.

The difference between the cost indicated above for key management personnel and the compensation indicated in the table below is explained by payments order in favour of other related parties, membership fees due by the Company on behalf of some Directors and compensation paid to Directors by subsidiaries and associates.

											(values in EUR)

2024				Short-term benefits
Name	Position at MFE	Fixed compensation in MFE	Compensation for participation in MFE committees	Fixed compensation– Subsidiaries and associates (1)		Compensation for participation in subsidiaries’ and associates’ committees	Variable compensation	Other variable compensation (bonuses)	Non monetary benefits	Post-employment benefits (3)	Share based payments	Total
Pier Silvio Berlusconi	CHIEF EXECUTIVE OFFICER	1,040,000	-	386,203	(1)	-	992,400	-	20,850	131,068	516,490	3,087,011
Marco Angelo Giordani	EXECUTIVE DIRECTOR	40,000	-	1,174,081	(1)	-	248,100	-	9,919	451,002	129,122	2,052,224
Gina Nieri	EXECUTIVE DIRECTOR	40,000	-	1,123,477	(1)	-	165,825	-	9,930	411,327	96,842	1,847,401
Niccolo' Querci	EXECUTIVE DIRECTOR	40,000	-	1,221,563	(1)	-	270,078	-	18,148	476,311	52,455	2,078,555
Stefano Guido Sala	EXECUTIVE DIRECTOR	40,000	-	2,312,196	(1)	-	1,055,700	-	20,981	801,774	193,684	4,424,335
		1,200,000	-	6,217,520		-	2,732,103	-	79,827	2,271,482	988,594	13,489,526
Fedele Confalonieri	NON-EXECUTIVE DIRECTOR (Chair)	60,000	-	1,920,000		-	-	-	20,470	19,144	-	2,019,614
Patrizia Arienti (5)	NON-EXECUTIVE DIRECTOR	20,000	20,000	-		-	-	-	-	-	-	40,000
Stefania Bariatti	NON-EXECUTIVE DIRECTOR	40,000	50,000	-		-	-	-	-	3,600	-	93,600
Marina Berlusconi	NON-EXECUTIVE DIRECTOR	40,000	-	-		-	-	-	-	-	-	40,000
Marina Brogi	NON-EXECUTIVE DIRECTOR	40,000	55,000	-		-	-	-	-	4,186	-	99,186
Consuelo Crespo Bofill (5)	NON-EXECUTIVE DIRECTOR	20,000	20,000	30,000		-	-	-	-	-	-	70,000
Raffaele Cappiello(4)	NON-EXECUTIVE DIRECTOR	20,000	10,000	-		-	-	-	-	2,400	-	32,400
Javier Diez de Polanco (5)	NON-EXECUTIVE DIRECTOR	20,000	20,000	30,000	-	-	-	-	-	-	-	70,000
Costanza Esclapon De Villeneuve (4)	NON-EXECUTIVE DIRECTOR	20,000	15,000	-	-	-	-	-	-	-	-	35,000
Giulio Gallazzi	NON-EXECUTIVE DIRECTOR	40,000	30,000	-	-	-	-	-	-	14,016	-	84,016
Danilo Pellegrino(2)	NON-EXECUTIVE DIRECTOR	40,000	-	-	-	-	-	-	-	-	-	40,000
Alessandra Piccinino	NON-EXECUTIVE DIRECTOR	40,000	50,000	-	-	-	-	-	-	18,400	-	108,400
Carlo Secchi (4)	NON-EXECUTIVE DIRECTOR	20,000	20,000	-	-	-	-	-	-	19,200	-	59,200
		420,000	290,000	1,980,000		-	-	-	20,470	80,946	-	2,791,416
		1,620,000	290,000	8,197,520		-	2,732,103	-	100,297	2,352,428	988,594	16,280,942

(1)	Includes the Fixed Remuneration as an employee, the Non-Competition Agreement and the emoluments received in subsidiaries of MFE
(2)	Payment order in favour of Fininvest Spa
(3)	For Group employees, this includes a TFR severance indemnity equal to 6.90% of the total remuneration as established by Italian law
(4)	In office until 19 June 2024
(5)	In office since 19 June 2024

For better understanding the details for the previous year are represented in the table below:

											(values in EUR)

2023				Short-term benefits
Name	Position at MFE	Fixed Compensation– MFE	Compensation for participation in MFE committees	Fixed compensation– Subsidiaries and associates		Compensation for participation in subsidiaries’ and associates’ committees	Variable compensation	Other variable compensation (bonuses)	Non- monetary benefits	Post- employment benefits (3)	Share based payments	Total
Pier Silvio Berlusconi	CHIEF EXECUTIVE OFFICER	1,040,000		384,954	1		620,000		19,950	113,704	319,321	2,497,929
Marco Angelo Giordani	EXECUTIVE DIRECTOR	40,000		1,152,571	1	24,000	248,000		9,465	448,247	127,729	2,050,012
Gina Nieri	EXECUTIVE DIRECTOR	40,000		1,102,387	1	16,000	179,251		9,005	412,891	95,796	1,855,330
Niccolo' Querci	EXECUTIVE DIRECTOR	40,000		1,195,468	1	20,000	276,660		13,231	478,738	51,889	2,075,987
Stefano Guido Sala	EXECUTIVE DIRECTOR	40,000		1,902,388	1		460,126		19,935	687,857	287,389	3,397,696
		1,200,000	-	5,737,768		60,000	1,784,037		71,587	2,141,437	882,124	11,876,953
Fedele Confalonieri	NON-EXECUTIVE DIRECTOR (Chair)	60,000		1,901,250	-	28,000			15,397	18,163		2,022,810
Stefania Bariatti	NON-EXECUTIVE DIRECTOR	40,000	50,000		-		-	-	-	3,600		93,600
Marina Berlusconi	NON-EXECUTIVE DIRECTOR	40,000		-	-	-	-	-	-	6,400		46,400
Marina Brogi	NON-EXECUTIVE DIRECTOR	40,000	70,000	-	-	-	-	-	-	4,464		114,464
Raffaele Cappiello	NON-EXECUTIVE DIRECTOR	40,000	20,000	-	-	-	-	-	-	2,552		62,552
Costanza Esclapon De Villeneuve	NON-EXECUTIVE DIRECTOR	40,000	30,000	-	-	-	-	-	-	-		70,000
Giulio Gallazzi	NON-EXECUTIVE DIRECTOR	40,000	20,000	-	-	-	-	-	-	14,016		74,016
Danilo Pellegrino (2)	NON-EXECUTIVE DIRECTOR	40,000								-		40,000
Alessandra Piccinino	NON-EXECUTIVE DIRECTOR	40,000	50,000	-	-	-	-	-		14,400		104,400
Carlo Secchi	NON-EXECUTIVE DIRECTOR	40,000	40,000	-	-	-	-	-	-	12,800		92,800
		420,000	280,000	1,901,250		28,000	-	-	15,397	76,396	-	2,721,043
		1,620,000	280,000	7,639,018		88,000	1,784,037		86,984	2,217,833	882,124	14,597,996

(1)	Includes the Fixed Remuneration as an employee, the Non-Competition Agreement and the emoluments received in subsidiaries of MFE
(2)	Payment order in favour of Fininvest Spa
(3)	For Group employees, this includes a TFR severance indemnity equal to 6.90% of the total remuneration as established by Italian law

Treasury shares

At 31 December 2024, the value of the treasury shares acquired under the shareholder resolutions adopted at the annual general meetings of 16 April 2003, 27 April 2004, 29 April 2005, 20 April 2006, 19 April 2007 and 29 April 2021, totalled EUR 337,053 thousand (EUR 358,035 thousand at 31 December 2023), which is equivalent to 7,271,459 MFEB shares, earmarked to service approved incentive and buyback plans.

During the year, 452,650 MFEB treasury shares were transferred, under the conditions set forth in the 2021 Incentive Plan regulations, which provided that shares would be allocated to individual plan participants upon the expiry of the Plan, and these participants have been able to use these shares upon having paid the relevant taxes.

Stock option plans – share-based payments

At 31 December 2024, medium/long-term incentive plans assigned for the years 2022, 2023 and 2024 were recognised in the financial statements for the purposes of IFRS 2. In addition, on 1 October 2024, due to beneficiaries of the 2021 Incentive Plan (ended on 31 December 2023) being allocated a number of rights corresponding to 125% of those initially envisaged under that plan (364,770 rights), an additional EUR 1,113 thousand was recognised in the Reserve.

The plans that have an impact on the income statement are those that can be exercised and which, at the reporting date, have not yet been concluded, or those that have vested during the year.

All the plans are equity-settled; that is, they involve the delivery of treasury shares bought back from the market.

Options and the free allocation rights granted to the employee beneficiaries are linked to the Group's achievement of financial performance targets and the employee remaining with the Group for a certain length of time.

On 31 July 2024, the Board of Directors determined the beneficiaries of the Incentive and Loyalty Plan 2024-2026 established by resolution of the Shareholders' Meeting of 19 June 2024. On 17 July 2024, the Board of Directors allocated a total of 1,776,066 rights to MFE-A class shares to 2024 plan beneficiaries.

The ISIN codes assigned to the MFE A-class and MFE B-class shares are NL0015001OI1 and NL0015001OJ9, respectively.

The details of the incentive plans can be summarised as follows:

		Incentive	Incentive	Incentive	Incentive	Incentive
		plan	plan	plan	plan	plan
		2022 (*)	2022 (*)	2023 (*)	2023 (*)	2024 (*)
	Incentive	MFE A-	MFE B-	MFE A-	MFE B-	MFE A-
	plan	class	class	class	class	class
	2021 (*)	shares	shares	shares	shares	shares
Grant date	14/09/2021	14/07/2022	14/07/2022	01/08/2023	01/08/2023	31/07/2024
Vesting Period	from 01/01/2021	from 01/01/2022	from 01/01/2022	from 01/08/2023	from 01/08/2023	from 01/01/2024
	to 31/12/2023	to 31/12/2024	to 31/12/2024	to 31/08/2026	to 31/08/2026	to 31/12/2026
Exercise period	01/10/2024	01/08/2025	01/08/2025	01/09/2026	01/09/2026	01/08/2027
Fair Value	12.665	2.077	3.037	2.388	3.462	3.189

(*) Medium/long-term incentive plans with free granting of shares to beneficiaries

Below is a summary of the changes to the medium/long-term incentive plans:

	Incentive		Incentive	Incentive	Incentive	Incentive	Incentive
	plan 2021		plan 2022 -	plan 2022 -	plan 2023 -	plan 2023 -	plan 2024 -
	(*)		MFE A (*)	MFE B (*)	MFE A (*)	MFE B (*)	MFE A (*)	Total
Options outstanding at 1/1/23	1,823,852		5,625,698	3,780,598	-	-	-	11,230,148
Reverse stock split (1 new share for every 5 old shares)	(1,459,082)		(4,500,569)	(3,024,492)	(4,056,349)	(2,904,092)		(15,944,584)
Options issued during the year	-		-	-	5,070,414	3,630,102		8,700,516
Options exercised during the year	-		-	-	-	-		-
Options outstanding at 31/12/23	364,770		1,125,129	756,106	1,014,065	726,010		3,986,080
Options outstanding at 1/1/24	364,770		1,125,129	756,106	1,014,065	726,010	-	3,986,080
125% supplement - Extra rights	87,880		-	-	-	-		87,880
Options issued during the year	-		-	-	-	-	1,776,066	1,776,066
Options exercised during the year	(452,650	)*	-	-	-	-		(452,650)
Options outstanding at 31/12/24	-		1,125,129	756,106	1,014,065	726,010	1,776,066	5,397,376

* On 1 October 2024 the company assigned to employees of its direct and indirect subsidiaries both 452,650 MFE A shares and 452,650 MFE B shares.

The fair value of the incentive plans was calculated based on the stock market price of MFE A-class and MFE B-class shares on the grant date, and was amended following the reverse stock split of 23 October 2023 for plans exercisable on that date but not yet complete.

Tax consolidation

The following companies are consolidated for tax purposes under the tax consolidation regime adopted by MFE - MEDIAFOREUROPE N.V.:

o	for the three-year period 2022/2024: Monradio S.r.l., Mediaset S.p.A., Radio Studio 105 S.p.A., RMC Italia S.p.A., Virgin Radio Italy S.p.A. and RadioMediaset S.p.A.;

o	For the three-year period 2023/2025: Elettronica Industriale S.p.A., Publitalia ’80 S.p.A., Medusa Film S.p.A., Digitalia ’08 S.r.l., Boing S.p.A. and MFE Advertising S.p.A.;

o	For the three-year period 2024/2026: R.T.I. S.p.A., Radio Aut S.r.l., Radio Subasio S.r.l. and Mediamond S.p.A.

During the year, the indirect subsidiary Mediamond S.p.A. joined the tax consolidation scheme. Since 1 January 2024, this company is wholly owned by the indirect subsidiary Publitalia '80 S.p.A..

Management and coordination activities

MFE - MEDIAFOREUROPE N.V. is subject to the de facto control of Fininvest S.p.A., as the latter owns 48.65% of the Company’s issued share capital (while holding 41.496% of shares). On 4 May 2004, Fininvest notified the Company that pursuant to Article 2497 et seq of the Italian Civil Code, it would not conduct the management and coordination of MFE - MEDIAFOREUROPE N.V. The Company acknowledged Fininvest’s notification at the Board of Directors’ meeting of 11 May 2004. The above notification from Fininvest is still applicable as MFE - MEDIAFOREUROPE N.V. defines its own strategies independently and has total organisational, operational and negotiating autonomy, because Fininvest does not oversee or coordinate its business operations. Specifically, Fininvest does not issue any directives to MFE - MEDIAFOREUROPE N.V. nor does it provide assistance or technical, administrative or financial coordination on behalf of MFE and its subsidiaries.

NOTES ON MAIN ASSET ITEMS

5. NON-CURRENT ASSETS

5.1 Property, plant and equipment

The changes for the year, historical cost, accumulated amortisation and depreciation and impairment and net carrying amount are shown below.

Historical cost	Land and building	IFRS 16 leases - Property leases	Plant and equipment	Ind./Comm. equipment	IFRS 16 leases - Car rentals	Other tangible assets	Assets in progress	Total
01/01/2023	-	-	-	-	37	-	-	37
Additions	-	-	-	-	39	-	-	39
Personnel expenses	-	-	-	-	-	-	-	-
31/12/2023	-	-	-	-	75	-	-	75
Additions	-	-	-	-		-	-
Personnel expenses	-	-	-	-	-	-	-	-
31/12/2024	-	-	-	-	75	-	-	75

Accumulated depreciation and impairment	Land and building	IFRS 16 leases - Property leases	Plant and equipment	Ind./Comm. equipment	IFRS 16 leases - Car rentals	Other tangible assets	Assets in progress	Total
01/01/2023	-	-	-	-	10	-		10
Personnel expenses	-	-	-	-	12	-		12
31/12/2023	-	-	-	-	22	-		22
Personnel expenses	-	-	-	-	20	-		20
31/12/2024	-	-	-	-	41	-		41

Net book value	Land and building	IFRS 16 leases - Property leases	Plant and equipment	Ind./Comm. equipment	IFRS 16 leases - Car rentals	Other tangible assets	Assets in progress	Total
01/01/2023	-	-	-	-	27	-	-	27
Additions	-	-	-	-	39	-	-	39
Personnel expenses	-	-	-	-	(12)	-	-	(12)
31/12/2023	-	-	-	-	54	-	-	54
Additions	-	-	-	-		-	-
Personnel expenses	-	-	-	-	(20)	-	-	(20)
31/12/2024	-	-	-	-	34	-	-	34

The item, which totals EUR 34 thousand, is down by EUR 20 thousand on the previous year, and refers to IFRS 16 leases in relation to employee car rentals.

5.5 Equity investments

Equity investments in direct and indirect subsidiaries

	31/12/24				31/12/23
			Stock				Stock
	Share		option		Share		option
	capital		carrying		capital		carrying
	interest	Shares	amount	total	interest	Shares	amount	total
Publiespaña S.A.	0%	-	160	160	0%	-	45	45
R.T.I. - Reti Televisive Italiane S.p.A.	-	-	15,813	15,813	0%	-	14,303	14,303
Medusa Film S.p.A.	0%	-	2,075	2,075	0%	-	1,896	1,896
Publitalia '80 S.p.A.	0%	-	12,543	12,543	0%	-	10,925	10,925
Digitalia '08 S.r.l.	0%	-	150	150	0%	-	119	119
Elettronica Industriale S.p.A.	0%	-	111	111	0%	-	111	111
RadioMediaset S.p.A.	0%	-	453	453	0%	-	364	364
GAM - GRUPO AUDIOVISUAL MEDIASET ESPAÑA COMUNICACIÓN, S.A.U.	100%	827,156	447	827,603	100%	827,156	141	827,296
Mediaset S.p.A.	100%	986,575	6,938	993,513	100%	1,282,000	4,595	1,286,595
MFE Advertising S.p.A.	100%	100	-	100	100%	100	-	100
Equity investments in subsidiaries		1,813,831	38,690	1,852,521		2,109,256	32,499	2,141,755
Total				1,852,521				2,141,755

This item totals EUR 1,852,521 thousand, which is down EUR 289,234 thousand on the previous year.

The value of the investment in the subsidiary Mediaset S.p.A. decreased by EUR 295,425 thousand – from EUR 1,282,000 thousand to EUR 986,575 thousand – due to the additional dividend distribution, made using the share premium reserve as per the shareholders' resolution of 30 April 2024.

During the year, the rights under the Medium/Long-term Incentive Plan allocated to employees of direct and indirect subsidiaries for 2022, 2023 and 2024 increased by a total of EUR 5,078 thousand. In addition, on 1 October 2024, due to beneficiaries of the 2021 Incentive Plan (ended on 31 December 2023) being allocated a number of rights corresponding to 125% of those initially envisaged under that plan (364,770 rights), an additional EUR 1,113 thousand was recognised in the Reserve.

Basing on the impairment indicators analysis performed, no impairment indicators were revealed in relation to the investments in subsidiaries at the reporting date.

Equity investments in associates and joint ventures

	31/12/24				31/12/23
	Share capital interest	Shares	Stock option carrying amount	total	Share capital interest	Shares	Stock option carrying amount	total
Nessma SA	34.12%		-		34.12%		-
Nessma Broadcast S.a.r.l.	32.27%	468	-	468	32.27%	468	-	468
EI Towers S.p.A.	40.00%	465,329	305	465,634	40.00%	465,329	305	465,634
ProSiebenSat.1 MEDIA SE	29.99%	579,260	-	579,260	25.54%	513,846	-	513,846
Equity investments in affiliates		1,045,057	305	1,045,361		979,642	305	979,947
Acc. impairment of equity investments in associates				(129,526)				(468)
Total				915,835				979,479

This item totals EUR 915,835 thousand, which is down EUR 63,644 thousand on the previous year, attributable to the investment in ProSiebenSat.1 Media SE.

During the previous year, MFE ascertained that it had significant influence over the German investee in accordance with IAS 28. Therefore, just as in 2023, this investment continued to be classified as an investment in associates and measured using the cost method.

On 31 March 2024, the investment in associates increased by a total of EUR 49,796 thousand following the cash-settled unwinding of the outstanding hedging agreements over the of 3.326% stake held in ProSiebenSat.1 Media SE, which was classified as a financial investment pursuant to IFRS 9 until 2023.

During the year, 2,637,576 shares were purchased in ProSiebenSat.1 Media SE for a total value of EUR 15,619 thousand.

At 31 December 2024, the carrying amount of MFE’s investment in P7S1, measured in accordance with IAS 28 before the impairment (EUR 579.260 thousand), was still higher than its stock market value (EUR 346.423 thousand).

The observation of the implicit value of P7S1 recognized by the Company itself in March 2025 in the transaction for the agreement aimed at the purchase by P7S1 , also through the use of own shares, of the non-controlling interest of the non-core assets, combined with two other elements defining the valuation framework: (i) the downward revision of the multi-year consensus forecasts of the analysts that occurred after the publication of the Company's 2024 consolidated results and (ii) the prolonged and significant negative difference between the carrying value and the stock market value, made it necessary to make to recognize a partial impairment loss of the notional goodwill determined in an amount equal to EUR 129.059 thousand to align the carrying amount of the investment to its recoverable amount determined on the basis of publicly available information to the higher of the Fair value (as the price that an asset could be sold for in an orderly transaction between market participants) and the Value in use, both determined on the basis of publicly available information.

In particular, the recoverable value was determined by assuming the Fair value, determined on the basis of the implicit value recognized to the own shares of P7S1 within the agreement reached between P7S1 and General Atlantic as reported above; this value was substantially confirmed through the value in use model.

The estimate of the value in use in continuity with the valuation model adopted in 2023 year was carried out by determining the equity value of the participation as the algebraic sum of three components: (i) Enterprise value of the Group obtained by discounting the consolidated multi-year forecast operating income flows (which take as a key assumption the expected future trends in advertising revenues) derived from the most recent public consensus of analysts, updated after the publication of the 2024 P7S1 results and the communication by the Company's management of the guidelines and target ranges of revenues and results expected for 2025, using in the central valuation scenario a pre-tax discount rate equal to 12.1% and a g-rate of 1% derived from the correspondent data reported in the 2024 consolidated financial statements of P7S1, (ii) cash flows for the repurchase of the non-controlling interests of the non-core assets of P7S1 determined starting from the values recognized for these entities under the agreements between P7S1 and General Atlantic, (iii) Consolidated net financial debt and other financial liabilities of P7S1 as of December 31, 2024, derived from the Company's consolidated financial statements.

Sensitivity analyses were then performed with respect to the discount rate and g-rate on the central value determined by this model. The results deriving from this model were also confirmed by adjusting the prospective income flows and the initial net financial debt to take into account the economic and financial impacts communicated on 20 March 2025 by P7S1 in relation to the sale of Verivox (an asset of NuCom).The item also includes both the 40% shareholding in the associate EI Towers S.p.A. for a value of EUR 465,634 thousand, the 32.27% shareholding in the associate Nessma Broadcast S.a.r.l. and the 34.12% shareholding in the associate Nessma S.A., totalling EUR 468 thousand (reduced to nil by impairment during previous years).

With reference to EI Towers S.p.A., the analysis of impairment indicators was performed and as the result no impairment indicators were identified. The recoverability of the carrying amount of the equity investment was confirmed by the value in use determined by the associate on the basis of the latest business plans.

Equity investments in other companies

	31/12/24		31/12/23
	Share capital	carrying	Share capital	carrying
	interest	amount	interest	amount
Kirch Media GmbH & Co. KGaA (in administration)	2.28%	-	2.28%	-
Nessma Entertainment S.a.r.l.	0.00016%	-	0.00016%	-
ProSiebenSat.1 MEDIA SE	0%	-	3.326%	42,883
Equity investments in other companies				42,883
Accumulated impairments of investments in other companies		()		()
Total				42,883

Compared to the previous year, this item was almost completely eradicated due to the reclassification of ProSiebenSat.1 Media SE as an investment in associates measured at cost in accordance with IAS 27, as described in further detail under “Investments in associates and joint ventures”.

In the first quarter of 2024 before the reclassification, the fair value measurement, offset through a Reserve in Shareholders' equity, resulted in an increase of EUR 6,912 thousand. Therefore, the total value reclassified under equity investments in associates amounted to EUR 49,796 thousand.

This item also includes the 2.28% shareholding in the company Kirch Media GmbH & Co. and the 0.00016% shareholding in the company Nessma Entertainment S.a.r.l., which are unchanged compared to the previous year.

5.6 Receivables and other non-current financial assets

	31/12/2024				31/12/2023
	Total	In 1 year	Due From 1 to 5 years	More than 5 years	Total
Non-current receivables due from others	9,564	-	9,564	-	8,642
>12-month forward derivatives with third parties	7,518	-	7,518	-	5,066
>12-month IRS derivatives with third parties	1,390	-	1,390	-	3,536
Total	18,472	-	18,472	-	17,243

This item totals EUR 18,472 thousand, which is up EUR 1,229 thousand on the previous year.

The item comprises:

o	EUR 9,564 thousand from non-current receivables due from others, of which EUR 9,422 thousand for receivables and related financial income of EUR 922 thousand accrued as at 31 December 2024, relating to two insurance policies with a minimum guaranteed return taken out in 2018 and 2019, as well as receivables of EUR 142 thousand from security deposits;

o	EUR 7,518 thousand from the non-current portion of the fair value of derivative contracts entered into with Intesa Sanpaolo S.p.A., Unicredit, Mediobanca, B.B.V.A and BNP Paribas to hedge risks resulting from fluctuations of foreign currencies;

o	EUR 1,390 thousand from the non-current portion of fair value of nine interest rate derivative contracts (IRS) entered into with Intesa Sanpaolo S.p.A., UniCredit and BNP Paribas to hedge interest rate risk on the loans taken out in 2020 and 2022;

5.9 Deferred tax assets

The amount shown in the table corresponds to the balance sheet amount for the credit from deferred tax assets calculated on the basis of temporary differences between the assets and liabilities carrying amounts and their corresponding tax base, as well as tax loss carryforwards transferred from Group companies that participate to the national tax consolidation agreement.

Deferred tax assets are measured on the basis of the current tax rates applicable at the time the differences will reverse and are considered to be recoverable on the basis of taxable results that may be inferred from the Group’s multi-year business plans for the Italian segment.

The following tables show the changes in the period and the break down of deferred tax assets at the end of the year:

	31/12/24	31/12/23
Opening balance	185,176	196,651
Deferred Tax charged to profit and loss	(49)	(480)
Deferred Tax charged to shareholders' equity	-	()
Other changes	(34,108)	(10,995)
Closing balance	151,019	185,176

	31/12/2024		31/12/2023
	Total		Total
	of		of
	temporary	Tax	temporary	Tax
	differences	effect	differences	effect
Deferred tax assets for:
Directors' compensation	9,009	2,162	9,083	2,180
Taxes, charges and membership fees	47	11	34	8
Post-employment benefit plans	2	1	2	-
Provision for bad debts	4,964	1,192	4,961	1,191
Tax losses from tax consolidation	615,221	147,653	757,486	181,797
	629,243	151,019	771,566	185,176

This item totals EUR 151,019 thousand, which is down EUR 34,157 thousand on the previous year.

The deferred tax asset recognised in the financial statements for the tax losses recognized under the Group's tax consolidation agreement decreased by a total of EUR 34,144 thousand.

The recognition of deferred tax assets is based on the forecasts of expected taxable income for future years. With particular reference to deferred tax assets recognised in relation to the tax losses that can be carried forward indefinitely accrued as part of the Group tax consolidation, the assessment of the eligibility and the recoverability period of the value at 31 December 2024 (equal to EUR 147,653 thousand, down EUR 34,144 thousand compared to the end of the previous year) was carried out by estimating the taxable IRES income of the tax consolidation on the basis of the following assumptions:

o	pre-tax profit/loss of Italian operations following the tax consolidation in the 2025-2029 plans prepared on the basis of the assumptions approved by the Company's Board of Directors on 25 February 2025;

o	estimates of tax changes, primarily relating to dividend income from subsidiaries and other investees and other tax-insignificant components of profit/loss.

o	extrapolation of the taxable income over the period of the impairment plans, with hypotheses of growth and profit margins in line with the assumptions (long-term growth rate and cash flows used to terminate the terminal value) identified during impairment tests in the context of the Group's consolidated financial statements.

Based on this analysis, a recovery period of five/six years was determined.

6. CURRENT ASSETS

6.2 Trade receivables

At the end of the year this item was broken down as follows:

	31/12/2024				31/12/2023
			Due
		In 1	From 1 to 5	More than
	Total	year	years	5 years
Receivables from customers					1
Provision for expected credit loss
Total net receivables from customers	-	-	-	-	1
Receivables from subsidiaries	297	297			277
Total	297	297	-	-	278

Trade receivables from subsidiaries

Trade receivables from subsidiaries amount to EUR 297 thousand and mainly consisted of:

o	EUR 255 thousand (of which EUR 60 thousand from RTI S.p.A., EUR 58 thousand from Publitalia ’80 S.p.A. and EUR 29 thousand from GAM Grupo Audiovisual MEDIASET ESPAÑA COMUNICACIÓN, S.A.U.) for the supply of intercompany treasury and finance services;

o	EUR 10 thousand for fees on bank sureties and guarantees granted in favour of subsidiaries;

o	EUR 32 thousand for other receivables.

6.3 Tax receivables

This item was broken down as follows:

	31/12/24	31/12/23
Receivables from tax authorities for IRES tax from tax consolidation	2,815	10,403
Receivables from tax authorities for IRAP	138	419
Other receivables from tax authorities	7,238	6,348
IRES tax receivables from tax consolidation (Spain)	7,014	4,618
Total	17,205	21,789

The item amounts to a total of EUR 17,205 thousand, decreasing by EUR 4,584 thousand compared to the previous year.

Details of the items are provided below:

Receivables from tax authorities for IRES tax from tax consolidation

The item amounts to a total of EUR 2,815 thousand and is made up as follows:

o	EUR 2,809 thousand in tax receivables carried forward, recognised in the Group national tax consolidation scheme;

o	EUR 6 thousand in receivables due as a result of the application for an IRES tax refund submitted in a capacity as consolidating entity for the deductibility of IRAP tax due on employee expenses and other staff for the five-year period 2007-2011 (Article 2, Paragraph 1-quater of Decree Law 201 of 6 December 2011).

Receivables from tax authorities for IRAP tax

The item amounts to EUR 138 thousand, which is down by EUR 281 thousand on the previous year, due to the effects of offsetting other tax payments.

Other receivables from tax authorities

The item totals EUR 7,238 thousand, which is up by EUR 890 thousand on the previous year.

This item refers to a tax receivable from the German financial authority for the withholding effected by investee ProSiebenSat.1 Media SA upon payment of the 2022, 2023 and 2024 dividends which, respectively, were recognised in the amount of EUR 5,531 thousand in 2022, EUR 817 thousand in 2023 and EUR 890 thousand in 2024; applications for reimbursement were filed with the relevant authorities.

Receivables from Spanish tax authorities

As a result of the 2023 cross-border merger by incorporation of Mediaset España Comunicación, S.A. into MFE MEDIAFOREUROPE N.V., the latter established a branch in Spain which, in accordance with domestic law, became the tax-consolidating entity for the purposes of the Spanish group’s direct taxation.

The item totals EUR 7,014 thousand, which is up by EUR 2,396 thousand on the previous year, and refers to receivables from the Spanish tax authorities

6.4 Other receivables and current assets

Below is a breakdown of the item:

	31/12/24	31/12/23
Receivables from employees
Advances	32	56
Receivables from social security institutions	1
Receivables from tax authorities	2,212	-
Receivables from others	20	20
Other receivables from subsidiaries	37,500	58,447
Other receivables from associates	144	-
Prepaid expenses	485	647
Total	40,393	59,170

The item totals EUR 40,393 thousand, which is down by EUR 18,777 thousand on the previous year.

The item includes receivables falling due beyond 12 months for EUR 131 thousand.

The fair value of the receivables approximates their carrying amount.

Details of the main items are provided below.

Other receivables from subsidiaries

The item amounts to a total of EUR 37,500 thousand and is made up as follows:

o	EUR 18,138 thousand (of which EUR 10,867 thousand from Publitalia ‘80 S.p.A., EUR 2,968 thousand from Radio Studio 105 S.p.A., EUR 1,441 thousand from Medusa Film S.p.A. and EUR 1,196 thousand from Digitalia ‘08 S.r.l.) for the IRES tax receivable resulting from tax consolidation in relation to subsidiaries that participate in the Group's tax burden pursuant to the agreement to exercise the option to use the national tax consolidation scheme;

o	EUR 10,854 thousand for the receivable related to the Group VAT consolidation, EUR 9,290 thousand from Publitalia '80 S.p.A. and EUR 1,000 thousand from Elettronica Industriale S.p.A.;

o	EUR 8,508 thousand for the receivable related to the VAT consolidation of the Group’s Spanish branch from the subsidiary GAM Grupo Audiovisual MEDIASET ESPAÑA COMUNICACIÓN, S.A.U.

Receivables from tax authorities

This item, which amounted to EUR 2,212 thousand, was attributable to Group VAT, which in the reporting year had receivables for EUR 2,212 thousand. In the previous year, Group VAT had payables for EUR 10,454 thousand, as described in further detail in 10.7 Other current liabilities.

Prepaid expenses

This item totals EUR 485 thousand and is mainly made up as follows:

o	EUR 256 thousand in relation to costs incurred to secure medium/long-term loans;

o	EUR 200 thousand in miscellaneous expenses, mainly relating to costs for insurance premiums;

o	EUR 9 thousand relating to fees on bank guarantees paid in advance.

6.5 Intercompany financial receivables

Intercompany financial receivables from subsidiaries

These concerned cash-pools in place with other Group companies as detailed below:

	31/12/24	31/12/23
Mediaset S.p.A.	1,988	7,524
Beintoo S.p.A.	2,567	2,201
Digitalia '08 S.r.l.	-	2,811
Monradio S.r.l.	12,774	9,302
RadioMediaset S.p.A.	78,185	70,731
RMC Italia S.p.A.	-	6,756
Radio Subasio S.r.l.	-	1,351
Videowall S.r.l.	4,367	-
Total	99,880	100,676

The cash-pooling arrangements in place with subsidiaries, associates and joint ventures are governed by a master agreement entered into on 18 December 1995 and its subsequent amendments, which provide for the application of interest rates by MFE-MediaForEurope N.V. for the year 2024 calculated on the basis of the average Euribor 1-month plus a spread. Specifically, the spread is 0.9768% for interest income payable to the Parent Company and - 1.6232% for interest expense payable to companies by the Parent Company. Interest income is calculated only if the average Euribor one-month plus spread is greater than zero. Since 2017, interest expense has been charged to MFE-MediaForEurope N.V. on 1 March of the year following the year to which it relates, while interest income is paid to MFE-MediaForEurope N.V. on 31 December of each year.

On 1 January 2025, the spreads added to the average Euribor one-month rate for the calculation of interest in cash-pooling arrangements changed to 1.3635% for interest income payable by the Parent Company and -0.9965% for interest expense payable to companies by the Parent Company.

In particular:

o	on 27 February 2024, a new cash-pooling account was opened in the name of the indirect subsidiary Videowall S.r.l.;

o	on 2 April 2024, a new cash-pooling account was opened in the name of the indirect subsidiary Dr Podcast - Italian branch of Dr Podcast UK;

o	on 24 September 2024, a new cash-pooling account was opened in the name of the indirect subsidiary Dr Podcast UK:

Intercompany financial receivables from associates and joint ventures

This item includes cash-pooling in place with associates and joint ventures as detailed below:

	31/12/24	31/12/23
Boing SpA	1,805	865

Total	1,805	865

6.6 Other current financial assets

This item breaks down as follows:

	31/12/24	31/12/23
Financial assets for non-hedging derivatives

Third party forward derivatives	9,000	2,868
Forward derivatives with subsidiaries	2	1,541
Total	9,002	4,409

Financial assets for hedging derivatives

Derivatives on equity instruments (Put options)	-	12,396
Derivatives on equity instruments (Put options - ES Branch)	-	2,063
IRS derivatives with third parties	3,798	13,402
Total	3,798	27,860

Total	12,800	32,269

The item amounts to a total of EUR 12,800 thousand, decreasing by EUR 19,469 thousand compared to the previous year.

This item was broken down as follows:

Financial assets for non-hedging derivatives

The item totals EUR 9,002 thousand, which is up by EUR 4,593 thousand on the previous year.

This is the fair value of derivatives, represented by forward currency contracts, purchased by MFE-MediaForEurope N.V. on the market to hedge risks resulting from fluctuations of foreign currencies in relation to highly probable future purchases, as well as payables for purchases already completed to hedge risks related to subsidiaries’ operations.

The fair value of forwards is measured by discounting the difference between the notional amount translated at the forward rate of the contract, and the notional amount translated at the fair forward rate (the forward exchange rate measured at the reporting date).

In particular, MFE-MediaForEurope N.V. gathers information concerning positions subject to exchange risk from subsidiary R.T.I. S.p.A. and from the joint venture Boing S.p.A. and, once the derivative contract has been entered into on the market, it transfers it to these subsidiaries by entering into an intercompany mirror agreement under the same terms and conditions.

These contracts in the financial statements of the Company do not qualify as hedging instruments pursuant to IFRS 9 and are accounted for by recognizing the changes in fair value in the income statement, under the items "Financial expenses and financial income".

Financial assets for hedging derivatives

The item amounts to EUR 3,798 thousand, which is down by EUR 24,062 thousand on the previous year.

The item includes IRS derivatives with third parties representing the current portion of fair value of nine interest rate (IRS) derivative contracts entered into with Intesa Sanpaolo S.p.A., UniCredit and BNP Paribas to hedge interest rate risk on the loans taken out in 2020 and 2022.

It should be noted that, on 31 March 2024, two put options were taken out with Credit Suisse International to hedge fair value changes (total of 7,749,002 shares) held in German broadcaster ProSiebenSat.1 Media SE and measured according to IFRS 9.

Other current financial assets

The item also includes EUR 4,960 thousand in current financial receivables due from joint ventures Nessma S.A. and Nessma Broadcast S.a.r.l. These receivables have been entirely written down in the prior years.

6.7 Cash and Cash Equivalents

This item breaks down as follows:

	31/12/24	31/12/23
Bank and postal deposits	99,972	100,105
Cash and cash equivalents	1	1

Total	99,973	100,106

The item amounts to EUR 99,973 thousand, which is down EUR 133 thousand and includes cash and cash equivalents of EUR 1 thousand attributable to the Spanish branch. The item Current accounts and demand deposits includes current accounts held at primary banks.

For more details on the changes that occurred during the year, please refer to the Cash Flow Statement and the comment on the Net Financial Position.

NOTES ON MAIN SHAREHOLDER' EQUITY AND LIABILITY ITEMS

(values in EUR thousand)

8. SHAREHOLDERS' EQUITY

The main items composing the Shareholders’ Equity and relevant changes are:

8.1 Share capital

At 31 December 2024 the fully subscribed and paid-up share capital was up from EUR 161,649 thousand to EUR 161,677 thousand, for an increase of EUR 27 thousand.

On 4 October 2024, the Board of Directors of the Company completed their assessment of the conditions set forth in the Medium/Long–Term Incentive and Loyalty Plan 2021-2023. Thereupon, in furtherance of the Plan 2021-2023 and in exercise of the authorisation granted at the Ordinary Shareholders' Meeting of 19 June 2024, the Board resolved to increase the share capital, against no consideration, by allocating the available reserves to the Plan beneficiaries in accordance with the plan’s regulations. Following this resolution, on 8 October 2024, 452,650 new ordinary MFE A-class shares were issued for trading, each with a par value of EUR 0.06 and each granting 1 voting right, regular dividend entitlements and a type-2 dividend coupon.

Share capital is formed by 332,155,249 MFE A-class shares each with a par value of EUR 0.06 and carrying 1 voting right per share, and 236,245,512 ordinary B-class shares each with a par value of EUR 0.60 and carrying 10 voting rights per share.

Both classes of share have the same equity rights and remain listed on Euronext Milan (EXM), a stock market organised and managed by Borsa Italiana S.p.A. MFE A-class shares are also listed on Spanish stock exchanges of Barcellona, Bilbao, Madrid and Valencia.

8.2 Share premium reserve

At 31 December 2024, the Share premium reserve moved from EUR 1,149,602 thousand to EUR 1,149,575 thousand.

The decrease of EUR 27 thousand refers to the share capital increase that took place on 8 October 2024 following the gratuitous issue of 452,650 new MFE A-class shares, as described in further detail in item 8.1 Share capital.

8.3 Treasury shares

The item Treasury shares at 31 December 2024 included the MFE-MEDIAFOREUROPE N.V. B-class shares that were purchased pursuant to resolutions of ordinary shareholders' meetings of 16 April 2003, 27 April 2004, 29 April 2005, 20 April 2006 and 19 April 2007.

At 31 December 2024, the carrying amount of shares in the portfolio totalled EUR 337,053 thousand, attributable to the 7,271,459 MFE B-class shares.

During the year, this item decreased by EUR 20,981 thousand due to the allocation of 452,650 MFE B-class shares to beneficiaries of the 2021 Incentive Plan in accordance with the conditions set forth in the Plan regulations.

The table below shows the changes in these reserves over the year for both classes:

	31/12/2024				31/12/2023
	No. of MFE A- class shares	Carrying Amount	No. of MFE B- class shares	Carrying Amount	No. of MFE A- class shares	Carrying Amount	No. of MFE B- class shares	Carrying Amount
Treasury shares - opening balance	-	-	7,724,109	358,034	88,707,693	32,636	38,627,313	358,097

Decrease for Incentive Plan allocation			(452,650)	(20,981)
Cancellation of shares for share capital alteration	-	-	-	-	(88,707,693)	(32,636)	-	-
Cancellation of shares for reverse stock split	-	-	-	-	-	-	(7)	( )
Shares allocated to former Videotime shareholders	-	-	-	-	-	-	(2,646)	(25)
Reverse stock split	-	-	-	-	-	-	(30,899,728)	-
Shares allocated to former Videotime shareholders	-	-	-	-	-	-	(823)	(38)
Treasury shares - final balance	-	-	7,271,459	337,053	-	-	7,724,109	358,034

At 31 December 2024, there were no treasury shares used to stabilise market value.

8.4 Legal reserves

This item breaks down as follows:

	31/12/24	31/12/23
IRS Hedging reserves	3,326	12,048
Time value on options reserves	-	5,461
Intrinsic value on options reserves	-	12,970
Equity investment fair value reserve	-	(33,182)

Total	3,326	(2,702)

IRS hedging reserve has a balance of EUR 3,326 thousand (EUR 12,048 thousand at 31 December 2023) and states the changes in fair value recognised up to 31 December 2024, net of the tax effect, in relation to nine interest rate swaps, of which one entered into in 2020 and eight in 2022, to hedge the interest rate risk on the same number of loans, which were taken out in 2020 and 2022 with Intesa Sanpaolo, BNP Paribas and UniCredit, as reported in the item 9.3 Non-current financial payables and liabilities.

The Time value and intrinsic value on options reserves had a total balance of EUR 18,432 thousand in 2023, which was reduced to nil in 2024. These reserves related to changes in fair value of the put and call options entered into under a collar agreement with Credit Suisse International in 2019 (renegotiated in 2022) and under another collar agreement entered into in 2020, again with Credit Suisse International and allocable to the Spanish branch. These reserves decreased by EUR 4,310 thousand during 2024. Both agreements, which were aimed at hedging the risk of fluctuation in the fair value of the investment in ProSiebeSat.1 Media SE, were closed out on 31 March 2024 with EUR 14,122 thousand transferred through Retained earnings/(loss).

Investments fair value reserve had a balance of negative EUR 33,182 thousand in 2023, which was reduced to nil in 2024. The item included the fair value changes in equity investments recorded in non-current assets under the item Equity investments in other companies and valued in accordance with IFRS 9 as "FVTOCI financial assets". This valuation is entered with changes recognised in the other items of the Statement of Comprehensive Income, without recycling to profit and loss (an increase of EUR 6,912 thousand in 2024). It should be noted that, on 31 March 2024, following the termination of the financial hedges over the investment held in ProSiebenSat.1 Media SE, which continued to be classified as a financial investment pursuant to IFRS 9, this item was reduced by EUR 26,269 thousand to nil and transferred through Retained earnings/(loss).

The table below shows the changes in these reserves over the year.

	Balance at 01/01/2024	Reversed to profit and loss	Basis adjustment	Fair value changes	Other changes	Deferred tax liabilities	Balance at 31/12/2024
IRS hedging reserve	12,048	(275)	-	(11,201)	-	2,754	3,326
Hedging reserve time value	7,319	114	-	(1,510)	(5,923)	-	-
Hedging reserve intrinsic value	12,970	-	-	(2,800)	(10,170)	-	-
Fair value reserve - Equity Investments	(33,182)	-	-	6,912	26,269	-	-
Amortisation Hedging Reserve - Time Value	(1,857)	(114)	-	-	1,971	-	-
Total	(2,702)	(275)	-	(8,599)	12,148	2,754	3,326

8.6 RETAINED EARNINGS/(LOSSES) AND OTHER RESERVES

This item breaks down as follows:

	31/12/24	31/12/23
Treasury share gains/losses reserve	(93,912)	(78,663)
M/L-term incentive plan reserve	9,812	9,354
Reserve from actuarial gains/(losses)	(944)	(944)
Retained earnings (losses)	726,092	872,958

Total	641,048	802,705

Reserve for profit/loss from treasury share trading went from negative EUR 78,663 thousand in 2023 to negative EUR 93,912 thousand in 2024. This change of EUR 15,249 thousand was due to the negative effects on changes during the year, already commented on in the item Treasury shares.

Medium/long-term Incentive Plans reserves totalled EUR 9,812 thousand, which is up by EUR 458 thousand on the previous year.

The item includes the offsetting entry of the amount accrued at 31 December 2024, determined based on the stock market price at the grant date, for the 2022, 2023 and 2024 plans allocated by the Company to employees of direct and indirect subsidiaries for an amount of EUR 5,078 thousand. As explained above, the conclusion of the 2021 Incentive Plan on 31 December 2023 and the consequent allocation of rights representing 125% of those initially envisaged under the plan resulted in an additional EUR 1,113 thousand being added to the reserve in 2024. Lastly, it should be noted that this item decreased by EUR 5,733 thousand following the transfer of treasury shares to all beneficiaries of the 2021 Incentive Plan in accordance with the conditions set forth in the regulations.

Reserve for actuarial gains (losses), which had a balance of negative EUR 944 thousand, which is largely unchanged compared to 31 December 2023 and includes actuarial components (after deferred taxes) related to the valuation of defined benefit plans.

The Retained Earning (losses) went from EUR 872,958 thousand to EUR 726,092 thousand. The decrease of EUR 146,866 thousand was due to:

o	a decrease of EUR 134,719 thousand due to the 2023 profits being allocated in accordance with the shareholders’ resolution of 19 June 2024;

o	an increase of EUR 14,122 thousand as a reclassification from the item Time value and intrinsic value on options reserves;

o	a decrease of EUR 26,269 thousand due to the reclassification from the item Investment fair value reserve.

RECONCILIATION BETWEEN CONSOLIDATED AND PARENT COMPANY NET PROFIT AND SHAREHOLDERS’ EQUITY

	Shareholders' equity	Net result	Shareholders' equity	Net result
	at 31/12/2024	2024	at 31/12/2023	2023
As per balance sheet and income statement of MFE- MEDIAFOREUROPE N.V.	1,808,009	189,436	1,758,557	5,337

Excess of shareholders' equity, including gross income for the period over book value of investments in subsidiary ad affiliated companies	965,535	673,513	1,068,855	449,247
Consolidation adjustments arising from:
Eliminations of unrealised intra-group gains/losses	75,371	7,518	89,607	12,680
Dividend eliminations	-	(724,199)	-	(249,069)
Other consolidation adjustments	23,735	(5,892)	(42,729)	(1,428)
Total	2,872,650	140,376	2,874,290	216,767
Minority interest	3,946	2,443	4,906	7,521
As per the consolidated financial statements	2,868,704	137,933	2,869,384	209,246

8.7 NET RESULT FOR THE YEAR

This item reflects the profit for the year of EUR 189,436 thousand (profit of EUR 5,337 thousand at 31 December 2023).

The Company will propose to distribute a dividend of EUR 0.27 per ordinary share outstanding, except for own shares held by the Company at the coupon detachment date.

Article 1, Paragraph 33, Letter q) of the 2008 Finance Law abolished Paragraph 4, Letter b) of Article 109 of the TUIR, which had made it possible to deduct certain income components not recognised in the income statement on an off-record basis.

9. NON-CURRENT LIABILITIES

9.1 Post-employment benefits plans

Employee benefits, which by Italian law are classified as leaving entitlements (TFR), are considered by IAS 19 to be "post-employment benefits" of the "defined benefit" type (for the portion accrued up to 31 December 2006), and are therefore valued using the actuarial "Projected Unit Credit Method".

The valuation of the obligations of MFE – MediaForEurope N.V. to its employees was carried out by an independent actuary, according to the following steps:

o	Projected estimate of the cost of employee leaving entitlements already accrued at the valuation date and amounts that will accrue up to the future point in time when employment contracts terminate or when the accrued amounts are paid in part as advances on entitlements;

o	discounting, at the valuation date, of the expected cash flows MFE – MediaForEurope N.V. will have pay to its employees in the future;

o	re-proportioning of the accrued benefits discounted based on length of service at the valuation date compared to the length of service expected at the hypothetical date of payment by MFE – MediaForEurope N.V..

The actuarial valuation of employee leaving entitlements in accordance with IAS 19 was conducted specifically for the closed population of current employees, i.e. detailed calculations were made for each MFE – MediaForEurope N.V. employee, without taking into account any future hires.

The actuarial valuation model is based on “technical bases” consisting of demographic, economic and financial assumptions relating to the valuation parameters.

The assumptions adopted for the year 2024, are summarised below:

Demographic assumptions

Probability of death	ISTAT life expectancy table broken down by age and sex, current as at 2023

Probability of employees leaving the company

Percentages of retirement, resignation/dismissal and contract termination were taken from observation of the Company's historical data.

The employee-leaving probabilities used were broken down by age, gender and contractual job title (office workers, managers and executives/journalists).

For personnel with a fixed-term contract, the time horizon was moved to the expected end of the contract (since there was no contractual guarantee over a contract extension) and it was assumed that no employees on these contracts would leave before the end of the contract. The actuarial valuations took account of start dates for pension benefits specified by Decree Law 201 of 6 December 2011 "Urgent Provisions for the Growth, Fairness and Consolidation of the State Budget," (converted with amendments by Law 214 of 22 December 2011) and the regulations governing adjustment of requirements to access the pension system for increases in life expectancy pursuant to Article 12 of Decree Law 78 of 31 May 2010 converted, with amendments, by Law 122 of 30 July 2010.

TFR advances

To factor in the effects of advances on the timing of post-employment benefit payments and, therefore, on the discounting of the company's payables, the exit probabilities of employees who have accrued post-employment benefits were calculated.

After consulting data within the company, an annual advance probability of 1.0% was used, and the average percentage of accrued post-employment benefits requestable as an advance was 70.0%;

Supplementary pensions	Employees that have paid their entire post-employment benefits into a supplementary pension scheme have released the Company of any commitments regarding said benefits, and were not therefore considered in the assessments. For other employees, valuations were made taking into account the decisions actually made by employees, updated to 31 December 2024, as communicated to the Company.

Economic/financial assumptions

Inflation rate	Reference was made to the macroeconomic overview contained in the most recent "Economy and Finance Document and Notes" as at the reporting date, using an inflation rate of 1.8% until 2027, 1.9% for 2028 and 2.0% from 2029 onwards.

Discounting rates	Pursuant to IAS 19R, the discount rate used to measure the Post-Employment Benefit Provision was determined in relation to market returns on prime corporate bonds on the valuation date. In this regard, the Composite AA rate curve (source: Bloomberg) as at 31 December 2024.

During the year, the item changed as follows:

Post-employment benefits plans at 01/01/24	53

Amount accrued and charged to profit and loss	2
Actuarial gains/(losses)	(1)

Post-employment benefits plans at 31/12/24	54

The table below shows the effects on the TFR liability of the sensitivity analysis of the main demographic and economic and financial assumptions relating to the parameters involved in the calculation.

Sensitivity analysis

Economic/financial assumptions	DBO
Discount rate curve	+50 bps	54
	-50 bps	54

Inflation rate	+50 bps	54
	-50 bps	54

Demographic assumptions - actuarial	DBO
Salary increases	+50 bps	54
	-50 bps	54

Probability of termination of employment	+50%	54
	-50%	54

Change in advanced portion of severance	+50%	54
	-50%	54

9.2 Deferred tax liabilities

This item breaks down as follows:

	31/12/24	31/12/23
Opening balance	3,805	7,793
Deferred tax charged to shareholders' equity	(2,754)	(3,988)

Closing balance	1,051	3,805

	31/12/2024		31/12/2023
	Total temporary differences	Tax effect	Total temporary differences	Tax effect
Deferred tax liabilities related to:
IRS hedging reserve	4,377	1,050	15,852	3,805
Post-employment benefit plans	2	1	2	1

Total deferred tax liabilities	4,379	1,051	15,854	3,805

This item totals EUR 1,051 thousand and arises as a result of the changes in fair value of the IRS hedging reserve.

9.3 Financial payables and liabilities

This item breaks down as follows:

		Balance at 31/12/2024 Due		Balance at 31/12/2023
	Total	From 1 to 5 years	More than 5 years
Unsecured loans
Intesa San Paolo - 30/03/2020	-	-	-	143,116
Intesa Sanpaolo - 29/03/2021	-	-	-	95,363
UniCredit – 19/01/2022	-	-	-	95,597
UniCredit - 07/07/2022	167,732	167,732	-	185,808
BNL – 03/10/2022	57,644	57,644	-	95,162
BPER FAC A. - 26/05/2023 - 03/10/2023	59,902	59,902	-	83,009

Financial liabilities IFRS16 (non-current portion)	18	18	-	37

Other derivatives

Forward derivatives with subsidiaries	7,518	7,518	-	5,066

Total	292,814	292,814	-	703,158

This item totals EUR 292,814 thousand, which is down EUR 410,344 thousand on the previous year.

Some loans are subject to financial covenants calculated on a consolidated basis as shown in the table below. This table also indicates the dates on which the waivers negotiated by the Company during the month of December 2019 were accepted by the various lenders, as reported in the Annual Report for the year ending 31 December 2019. As a result of these acceptances, the Company requested and obtained confirmation from lenders that, for the purpose of calculating the indices stipulated in the covenants, the Net Financial Indebtedness in accordance with Consob Communication 6064293 would be determined on the basis of the IAS/IFRS accounting standards in force on 31 December 2018, not including the liabilities recognised since 1 January 2019 in accordance with IFRS 16 Leases.

For the purposes of calculating the indices provided for covenants, the agreements entered into in 2021 report the net financial debt reported based on the IAS/IFRS accounting standards in force at 31 December 2018.

financing counterpart	covenant	checking period	waiver acceptance date
BPM 22.06.2023	Net Financial Position/EBITDA less than 2	6 months
Net Financial Position/EBITDA less than 2
UniCredit - 19/01/2022		6 months	30/03/2022
Net Financial Position/Equity less than 2
Net Financial Position/EBITDA less than 2
BNL - 17/12/2021		6 months	30/03/2022
months Net Financial Position/Equity less than 2
Net Financial Position/EBITDA less than 2
BPER 26.05.2023		6 months
Net Financial Position/Equity less than 2
Net Financial Position/EBITDA less than 2
BPER 26.05.2023		6 months
Net Financial Position/Equity less than 2
Intesa Sanpaolo - 30/03/2020	Net Financial Position/EBITDA less than 2	6 months
UniCredit - 07/07/2022 (Club Deal)	Net Financial Position/EBITDA less than 2	6 months	30/03/2022
BNP Paribas - 07/07/2022 (Club Deal)	Net Financial Position/EBITDA less than 2	6 months	30/03/2022
Banco BPM - 07/07/2022 (Club Deal)	Net Financial Position/EBITDA less than 2	6 months	30/03/2022
Intesa Sanpaolo - 07/07/2022 (Club Deal)	Net Financial Position/EBITDA less than 2	6 months	30/03/2022
Caixa Bank - 07/07/2022 (Club Deal)	Net Financial Position/EBITDA less than 2	6 months	30/03/2022
BNL - 03/10/2022	Net Financial Position/EBITDA less than 2	6 months	03/05/2023
BNL 27.04.2023	Net Financial Position/EBITDA less than 2	6 months

If any financial covenants are breached, both for the loans and credit facilities, MFE – MediaForEurope N.V. could be called upon to repay all amounts drawn. These parameters were met as at the reference date of these financial statements. Based on the current forecasts, it is expected that these parameters will also be complied with at the next calculation date.

Payables and financial liabilities are broken down in detail below.

On 26 May 2023, a loan agreement was entered into with Bper Banca, for a notional amount of EUR 100,000 thousand and repayable by 26 May 2028. During the year, two contractual instalments of EUR 6,250 thousand each were repaid. As of 31 December 2024, the carrying amount was EUR 87,309 thousand (of which EUR 27,408 thousand related to the current portion).

For this agreement the following financial covenants are applicable:

o	NFP / PN ratio (Debt Equity Ratio) of less than to 2, to be monitored every six months on the basis of MFE – MediaForEurope N.V. consolidated financial information;

o	NFP / EBITDA ratio (Debt Cover Ratio) of less than to 2, to be monitored every six months on the basis of MFE – Mediaforeurope N.V. consolidated financial information;

A loan agreement is in place, entered into with Intesa Sanpaolo S.p.A on 30 March 2020 and repayable by 28 March 2025, for a total amount of EUR 250,000 thousand, of which EUR 150,000 thousand granted as an amortised cost term loan, and EUR 100 thousand granted as a revolving credit facility. As at 31 December 2024, the carrying amount of the term loan was EUR 149,936 thousand, all of which reported in the table under Current liabilities.

With reference to the same contract, in a letter dated 17 March 2021 and effective from 29 March 2021, a request was made for the disbursement of EUR 100,000 thousand, which modified the utilisation of the revolving in-term loan portion. This loan, repayable by 28 March 2025 and recognised in accounts using the amortised cost method, had a carrying amount of EUR 99,996 thousand at 31 December 2024, which is also reported in the table under Current liabilities.

For this agreement, the following financial covenant applies: NFP / EBITDA ratio of less than to 2, to be monitored every six months on the basis of MFE – Mediaforeurope N.V. consolidated financial information.

On 3 October 2022, a loan agreement was entered into with Banca Nazionale del Lavoro S.p.A. for a notional amount of EUR 100,000 thousand and repayable by 05 October 2026, to be utilised as a term loan and accounted for using the amortised cost method. As of 31 December 2024, the carrying amount was EUR 60,532 thousand (of which EUR 2,888 thousand related to the current portion).

For this agreement, the following financial covenant applies: NFP / EBITDA ratio of less than to 2, to be monitored every six months on the basis of MFE – MediaForEurope N.V. consolidated data up to 31 December 2023.

On 30 March 2022, a club deal credit line of EUR 300,000 thousand was stipulated with UniCredit, Intesa Sanpaolo, Bnp Paribas, Banco Bpm and Caixa Bank to finance the cash amount of the purchase and exchange offer on Mediaset España Comunicación SA shares (the Offer). Under this agreement, a EUR 184,174 loan had been taken out on 7 July 2022 and subsequently increased by EUR 11,744 thousand on 21 July 2022. This loan, repayable by 12 July 2027, is recognised in accounts using the amortised cost method. As at 31 December 2024, its total carrying amount was EUR 196,978 thousand (of which EUR 29,246 thousand related to the current portion and EUR 167,732 thousand referred to the non-current portion). In addition to the quarterly payment of the interest expense, capital repayments will be due under this agreement from 13 January 2025.

The table below shows the effective interest rates (IRR) and financial charges recognised in the income statement for the loans, and the fair value of the loans calculated using the actual market rates at the year end.

	IRR	Financial expenses	Fair value
Intesa Sanpaolo loan - 30/03/2020	3.92%	6,747	150,387
Intesa Sanpaolo loan - 29/03/2021	3.98%	4,535	100,558
UniCredit loan - 19/01/2022	3.94%	4,320	100,049
UniCredit loan - 12/05/2022	0.00%	440	-
UniCredit loan - 07/07/2022	3.88%	9,267	199,769
Banca Nazionale del Lavoro loan - 03/10/2022	4.01%	3,909	61,677
BPER Banca loan - 26/05/2023 A	4.10%	4,827	88,434
Credit Suisse loan - 04/06/2019	0.00%	197	-
Credit Suisse loan - Spanish branch	0.00%	59	-

Financial liabilities IFRS16 amounts to EUR 18 thousand, which is down EUR 19 thousand on last year, and comprises the non-current portion of the financial liabilities recorded as a contra entry for the employee car hire recognised within property, plant and equipment following the application of IFRS16.

Forward derivatives with subsidiaries amount to EUR 7,518 thousand and refer to the non-current portion of the negative fair value of derivatives for forward contracts on foreign currencies that MFE-MediaForEurope N.V., after purchase on the market to hedge against risks deriving from fluctuations in foreign currencies in relation to highly probable future purchases , as well as payables for purchases already made by its direct and indirect subsidiaries, transfers to the latter by entering into an intercompany mirror agreement at the same conditions.

In particular, in accordance with IAS 7, the Company reports of having EUR 993,417 thousand in total committed credit facilities lines at 31 December 2024, of which EUR 300,000 thousand unutilised and readily available.

As at the approval date of these Financial Statements, the committed credit lines available to MFE are equal to EUR 993,417 thousand, including EUR 446,159 thousand falling due within the next 12 months.

10. CURRENT LIABILITIES

10.1 Payables to banks

Payables to banks are broken down as follows:

	Balance at 31/12/2024	Balance at 31/12/2023
Credit facilities

Short-term loans	-	27,000
Interest expense on short-term loans	-	2

Unsecured loans

Credit Suisse - 04/06/2019	-	28,257
Intesa Sanpaolo - 30/03/2020	149,936	7,314
Intesa Sanpaolo - 29/03/2021	99,996	4,875
UniCredit – 19/01/2022	99,978	4,684
UniCredit - 12/05/2022	-	100,170
UniCredit - 07/07/2022	29,246	11,786
BNL – 03/10/2022	2,888	6,113
BPER FAC A. - 26/05/2023	27,408	16,928
Credit Suisse - SP Branch	-	24,374

Total	409,452	231,503

This item totals EUR 409,452 thousand, which is up by EUR 177,949 thousand on the previous year, and includes the current portion of loans recognised at amortised cost.

During 2024, early repayment was made on two loans initially taken out in 2019 and 2020, both with Credit Suisse (both taken out as part of the acquisition of the ProSiebenSat.1 Media SA investment and repaid on 22 February 2024), and on one loan taken out with Unicredit in 2022. The total value of the items for which the current portion was recognised in 2023 was EUR 152,801 thousand.

It should be noted that the loan taken out in 2022 with Unicredit, recognised in accounts for a value of EUR 99,978 thousand, was repaid at maturity on 20 January 2025.

As at 31 December 2024, there were no short-term credit facilities used (at 31 December 2023, the short-term credit facilities were EUR 27,000 thousand).

As at 31 December 2024, 62.89% of the credit facilities available were committed.

10.2 Trade payables

	31/12/2024	31/12/2023
Payables to suppliers	2,564	2,508
Payables due to subsidiaries	668	2,059
Payables due to affiliates	-	8
Payables due to parent companies	20	20
Total	3,252	4,595

This item totals EUR 3,252 thousand, which is down by EUR 1,343 thousand on the previous year.

Details of the main items are provided below.

Payables to suppliers

The item totals EUR 2,564 thousand, which is up by EUR 56 thousand on the previous year. The item refers to payables relating to:

o	EUR 1,695 thousand for consultants and external staff;

o	EUR 869 thousand for other costs.

Payables due to subsidiaries

This item, which amounts to EUR 668 thousand, is down by EUR 1,391 thousand on the previous year and refers to the payable for the provision of staff services mainly due to indirect subsidiary R.T.I. S.p.A., amounting to EUR 408 thousand, and to subsidiary Mediaset S.p.A, amounting to 253 thousand.

Payables due to parent companies

This item, which amounts to EUR 20 thousand, is unchanged on the previous year and refers to the payable due to parent Fininvest S.p.A. for waived directors’ remuneration.

There were no payables due beyond 12 months.

The carrying amount of trade payables approximates its fair value.

10.5 Intercompany financial payables

This item reflects cash-pools with subsidiaries, associates and joint ventures.

For the conditions that apply to intercompany loans issued, see the comments reported in the explanatory note 6.5 Intercompany financial receivables.

Intercompany financial payables to subsidiaries

	31/12/24	31/12/23
Medusa Film S.p.A.	14,135	11,993
R.T.I. S.p.A.	63,179	152,071
Publieurope Ltd.	9,918	9,789
Publitalia '80 S.p.A.	196,855	181,163
Digitalia '08 S.r.l.	4,276	-
Elettronica Industriale S.p.A.	63,098	76,896
Radio Studio 105 S.p.A.	26,699	15,968
Virgin Radio Italy S.p.A.	9,912	9,260
RMC Italia S.p.A.	1,424	-
Radio Subasio S.r.l.	485	-
Radio Aut S.r.l.	893	1,082
MFE Advertising S.p.A.	25	101
GAM Grupo Audiovisual Mediaset Espana Comunicación S.A.U.	83,277	245,435
Mediamond SpA	1,202	-
Dr.Podcast	285	-
Dr.Podcast - Branch	200	-

Total	475,862	703,759

Intercompany financial payables to associates and joint ventures

	31/12/24	31/12/23
Fascino Prod. Gest. Teatro S.r.l.	32,586	38,228
Adtech Ventures S.p.A.	31	43
Mediamond SpA	-	924

Total	32,617	39,195

Net Financial Indebtedness

At 31 December 2024, the net financial position of MFE – MediaForEurope N.V. compared to the previous year was as follows:

	31/12/24	31/12/23
Cash in hand	1	1
Bank and postal deposits	99,972	100,105
Total liquidity	99,973	100,106
Financial receivables from subsidiaries	99,880	100,676
Financial receivables from associates	1,805	865
Current financial assets	1	-
Total current financial receivables	101,686	101,541
Payables to: banks	(409,452)	(231,504)
Payables and current financial liabilities	(21)	(21)
Financial payables to subsidiaries	(475,862)	(703,759)
Financial payables to associates	(32,617)	(39,195)
Current financial debt	(917,951)	(974,478)
Net current financial indebtedness	(716,292)	(772,831)
Non-current financial payables and liabilities	(285,296)	(698,092)
Non-current portion of net financial debt	(285,296)	(698,092)
Net Financial Indebtedness	(1,001,588)	(1,470,923)

The Net Financial Indebtedness, amounting to EUR 1,001,588 thousand, decreased by EUR 469,335 thousand on the previous year.

The item Non-current financial payables and liabilities mainly includes the non-current portion of loans payable to third parties, as reported in Note 9.3 Payables and financial liabilities.

In 2024, the Company paid out dividends for a total EUR 140,056 thousand, of which EUR 58,904 thousand to the parent company Fininvest S.p.A..

In addition, in 2024 the Company received dividends of EUR 330,000 thousand from subsidiary Mediaset S.p.A., EUR 300,000 thousand GAM Grupo Audiovisual Mediaset Espana Comunicacion SAU, EUR 10,291 thousand from associate EI Towers S.p.A and EUR 3,376 thousand from ProSiebenSat.1 Media SA.

In 2024, further shares were acquired in ProSiebenSat.1 Media SE for EUR 15,619 thousand.

Also in 2024, EUR 27,000 thousand in loans and short-term credit facilities were repaid and medium/long-term loan agreements were entered into with various credit institutions worth a total of EUR 152,801 thousand.

Further details of these changes are reported in the cash flow statement.

In compliance with IAS 7, the changes in financial assets and liabilities are shown below:

			Non-cash flow
	Opening balance 01/01/2024	Cash flow	Fair value changes	Other changes	Final balance 31/12/2024
Non-current financial liabilities:
Payables and financial liabilities	698,055	(40,000)	-	(372,777)	285,278
Financial liabilities IFRS16	37	-	-	(19)	18
Current financial liabilities:
Credit facilities	27,000	(27,000)	-	-	-
Payables and financial liabilities	204,502	(165,387)	-	370,337	409,452
Financial liabilities IFRS16	21	-	-	-	21
Current financial assets:
Non-hedging derivatives	11	(3)	(9)	-	(1)
Intercompany financial payables	742,954	(234,449)	-	-	508,505
Intercompany financial receivables	(101,541)	(170)	-	-	(101,711)
Net liabilities from lending activities	1,571,038	(467,009)	(9)	(2,460)	1,101,561
Cash and cash equivalents	(100,105)	132	-	-	(99,973)
Net financial debt	1,470,933	(466,877)	(9)	(2,460)	1,001,588
Non-current financial liabilities:
Hedging derivatives - call options on shares	451	(9,698)	-	9,247
Non-current financial assets:
Hedging derivatives - interest rate risk	(3,536)	-	4,926	-	1,390
Current financial assets:
Hedging derivatives - interest rate risk	(13,402)	(15,315)	32,515	-	3,798
Current financial assets:					-
Hedging derivatives - put options on shares	(14,458)	-	-	14,458	-
Net liabilities not from lending activities	(30,946)	(25,013)	37,891	23,706	5,638

10.6 Other financial liabilities

	31/12/2024	31/12/2023
Financial liabilities for non-hedging derivatives
Forward derivatives with third parties	2	1,551
Forward derivatives with subsidiaries	8,996	2,868
Forward derivatives with associates	3	-
Total	9,001	4,419
Financial liabilities for hedging derivatives
Collars on equity instruments (Call options)	-	451
Total	-	451
Other short-term financial debt
Financial liabilities IFRS16 (current portion)	21	21
Total	21	21

Total	9,022	4,891

The item amounts to a total of EUR 9,022 thousand (EUR 4,891 thousand at 31 December 2023), increasing by EUR 4,131 thousand.

Financial liabilities for non-hedging derivatives, amounting to EUR 9,001 thousand (compared to EUR 4,419 thousand at 31 December 2023), refer to the negative fair value on the foreign exchange derivatives entered into as part of the risk hedging strategy with third parties and with associates and joint ventures.

Financial liabilities IFRS16 amounts to EUR 21 thousand (EUR 21 thousand at 31 December 2023) and refers to the current portion of the financial liabilities recorded as a contra entry for the employee car hire recognised within property, plant and equipment following the application of IFRS16.

10.7 Other current liabilities

This item breaks down as follows:

	31/12/24	31/12/23
Payables to employees for wages and salaries, accrued holiday pay and expenses	232	108
Payables to insurance companies	1	1
Payables to shareholders for dividends approved	24	17
Payables to social security institutions	21	21
Payables to tax authorities	8,619	27,554
Payables to Directors	8,989	9,083
Other payables to third parties	96	171
Sundry payables to subsidiaries	159,947	194,944
Sundry payables to affiliates and joint ventures	170	322
Accrued liabilities	1	5
Total	178,102	232,227

This item totals EUR 178,102 thousand, which is down by EUR 54,125 thousand on the previous year.

Details of the main items are provided below.

Sundry payables to subsidiaries, associates and joint ventures

This item, totalling EUR 160,117 thousand and down by EUR 35,149 thousand, is broken down as follows:

o	EUR 139,515 in IRES tax payable under the tax consolidation scheme to subsidiaries and EUR 170 thousand in IRES tax payable to joint ventures participating in the Group's national tax consolidation scheme;

o	EUR 7,165 thousand in IRES tax payable under the Spanish branch’s tax consolidation scheme to the subsidiary GAM Grupo Audiovisual Mediaset España Comunicación S.A.U.;

o	EUR 13,267 thousand in VAT payables transferred to MFE MediaForEurope NV by subsidiaries as part of the Group's VAT procedures.

Payables to Directors

This item, which amounts to EUR 8,989 thousand, was down by EUR 94 thousand on the previous year, mainly includes the payables recognised in previous years for the EUR 8,500 thousand severance indemnity to the Chairman of the Company, payable at the end of his term in office.

Payables to tax authorities

This item breaks down as follows:

	31/12/24	31/12/23
Group VAT	8,508	27,485
Tax withholdings on salaries	13	10
Tax withholdings on self-employed income	49	12
Tax withholdings on income similar to employees’ salaries	49	48

Total	8,619	27,554

This item totals EUR 8,619 thousand, which is down by EUR 18,935 thousand on the previous year.

Group VAT, which amounted to EUR 8,508 thousand, only referred to the Group VAT payable to the Spanish tax authority (EUR 17,031 thousand in 2023). As a result of the 2023 merger by incorporation of Mediaset España Comunicación, S.A. into MFE MEDIAFOREUROPE N.V., the latter established a branch in Spain which, in accordance with domestic law, serves as the parent company for the Spanish group’s VAT purposes.

In the previous year, this item also included the MFE Group's VAT liability of EUR 10,454 thousand, whereas in the reporting year it shows a credit position.

Payables to shareholders for dividends approved

This item, which totals EUR 24 thousand, is up by EUR 7 thousand on the previous year, and refers to the payable to shareholders for the dividends resolved by the shareholders’ meeting on 23 June 2021, 29 June 2022, 7 June 2023 and 19 June 2024, which as at 31 December 2024 is pending payment.

Payables due to employees

The item, amounting to EUR 232 thousand, increased by EUR 124 thousand compared to the end of the previous year. This item refers to payables of EUR 225 thousand for salaries and contributions and EUR 7 thousand for 14th-month bonus salary payments.

Payables to social security institutions

This item, which amounts to EUR 21 thousand (EUR 21 thousand at 31 December 2023), relates to payables to pension institutions for amounts owed by both the company and employees in relation to December salaries.

This item is broken down as follows:

	31/12/24	31/12/23
INPS	13	13
INAIL	1	1
FPDAC	7	7
Total	21	21

NOTES ON THE MAIN ITEMS OF THE STATEMENT OF INCOME

(values in EUR thousand)

12. REVENUES

12.1 Revenues from sales and services

This line item, which changed from a total of EUR 1,012 thousand in 2023 to EUR 815 thousand in 2024, shows a total decrease of EUR 197 thousand.

The revenue categories are as follows:

	2024	2023
Other services	768	905
Commissions and fees	47	107

Total	815	1,012

Other services

This item amounts to EUR 768 thousand and mainly consists of revenues for the supply of intercompany financial services. Of particular note were the revenues for staff services to indirect subsidiaries RTI S.p.A. for EUR 196 thousand and Publitalia ’80 S.p.A. for EUR 191 thousand and Mediamond S.p.A. for EUR 63 thousand.

Commissions and fees

This item includes EUR 47 thousand in revenues for fees on bank sureties and guarantees granted in favour of subsidiaries (EUR 107 thousand in 2023), of which EUR 24 thousand to indirect subsidiary R.T.I. S.p.A.

All revenues were generated within Italy.

12.2 Other revenues and income

This item breaks down as follows:

	2024	2023
Prior year income	24	-
Other proceeds	21	10

Total	45	10

The item, which amounts to EUR 45 thousand, was increased by EUR 35 thousand on the previous year, and referred to miscellaneous revenues of EUR 21 thousand and prior year income of EUR 24 thousand due to cancellation of prescribed debt.

13. COSTS

13.1 Personnel expenses

The following table provides a comparison of the number of employees at 31 December 2024, at 31 December 2023 and the average for 2024:

	Employees at	Average	Employees at
	31/12/24	2024	31/12/23
Management roles	4	4	3
	4	4	3

All employees are based outside of Netherlands (2 in Spain, 1 in Italy and 1 in Germany).

Personnel expenses are broken down in the table below:

	2024	2023
Wages and salaries	709	581
Social security contributions	121	91
Other personnel expenses	15	13
Ancillary personnel expenses	28	20
Out-of-period personnel expenses	65	22
Recovery of personnel expenses	(1)	(1)
Total	938	727

The item totals EUR 938 thousand, which is up by EUR 211 thousand on the previous year.

Details of the main items are provided below.

Wages and salaries

This item totals EUR 709 thousand, of which:

o	EUR 686 thousand in ordinary and extraordinary remuneration;

o	EUR 23 thousand in other costs for allocations of 13th month and 14th month bonuses.

Social security contributions

This item totals EUR 121 thousand, of which:

o	EUR 114 thousand in contributions accrued on salaries and wages;

o	EUR 7 thousand in other costs for contributions accrued on 13th-month and 14th-month bonuses, and INAIL (National Institute for Insurance against Accidents at Work).

Other personnel expenses

This item amounts to EUR 15 thousand and relates to employee leaving entitlement expenses due to realignment of uses;

Out-of-period personnel expenses

This item amounts to EUR 65 thousand (compared to EUR 22 in 2023) and mainly comprises personnel costs relating to previous years.

13.2 Purchases

This item breaks down as follows:

	2024	2023
Miscellaneous consumables	9	8

Total	9	8

13.5 Services

This item breaks down as follows:

	2024	2023
Maintenance and repairs	27	5
Transport and storage	5
Consultants and external staff	6,362	5,239
Utilities and logistics	2	2
Advertising, public relations and entertainment	39	183
Costs for insurance services	393	427
Travel and expense accounts	60	77
EDP and administrative service costs	2,359	2,564
Fees to Directors and Statutory Auditors	1,919	1,910
Bank charges and commissions	356	445
Other services	251	178
Out-of-period services	144	10
Total	11,917	11,041

The item totals EUR 11,917 thousand, which is up EUR 876 thousand on the previous year.

Details of the main items are provided below.

Consultants and external staff

This item amounts to EUR 6,362 thousand (compared to EUR 5,239 in 2023) and mainly refers to the following costs:

o	EUR 2,951 thousand for legal and litigation assistance costs;

o	EUR 2,071 thousand for other professional and consultancy services;

o	EUR 1,010 thousand for expert appraisals and certifications.

The cost for certification services for non-financial statements amounted to EUR 135 thousand. It should be noted that no other services were provided by the Independent Auditors.

The following table describes auditor fees charged to the Company and its subsidiaries: (values in EUR thousand):

	Deloitte Accountants B.V.		Other Deloitte member firms and affiliates		Ernst & Young member firms and affiliates		Total
	2024	2023	2024	2023	2024	2023	2024	2023
Audit of the financial statements	875	677	1,767	1,761	33	-	2,675	2,438
Other audit engagements	59	-	105	94	-	-	164	94
Other non-audit services	-	71	35	40	447	-	482	111
Total	934	748	1,907	1,895	480	-	3,321	2,643

EDP and administrative service costs

This item amounts to EUR 2,359 thousand (compared to EUR 2,564 in 2023) and mainly refers to the following costs:

o	EUR 2,213 thousand for staff services governed by intercompany contracts, of which EUR 1,338 thousand to R.T.I. S.p.A. and EUR 830 thousand to Mediaset S.p.A.;

o	EUR 135 thousand for EDP services.

Fees to Directors and Statutory Auditors

This item amounted to EUR 1,919 thousand (EUR 1,910 in 2023) and mainly referred to Directors’ fees.

For more details related to Directors’ Fees, refer to section Other Information-Dealings with: subsidiaries, associates, holding companies, affiliates and other related parties The difference between the cost indicated above for Fees to Directors and the costs for key management personnel indicated in the table of that section is explained by payments order in favour of other related parties and membership fees due by the Company on behalf of some Directors.

13.6 Royalties

The item breaks down as follows:

	2024	2023
Leases and rentals	70	45
Royalties	465	465

Total	535	510

This item, which totals EUR 535 thousand, was up EUR 25 thousand on the previous year and mainly relates to the EUR 465 thousand expenditure on royalties for using the Fininvest brand.

13.8 Other operating expenses

The item breaks down as follows:

	2024	2023
Sundry tax charges	2,189	2,760
Prior year expenses	-	2
Other operating expenses	219	219
Out-of-period other operating expenses	(7)	(14)

Total	2,401	2,967

This item totals EUR 2,401 thousand (compared to EUR 2,967 in 2023). Details of the main items are provided below.

Sundry tax charges of EUR 2,189 thousand, mainly referring to EUR 2,050 thousand in VAT that is non-deductible on a pro rata basis pursuant to Article 19-bis of Presidential Decree 633/72.

Other operating expenses of EUR 219 thousand, which includes the following expenses:

o	EUR 201 thousand in membership fees;

o	EUR 2 thousand in fines and penalties;

o	EUR 16 thousand in other operating costs.

13.9 Amortisation, depreciation and impairments

This item refers to the impairment of receivables carried out during the year.

	2024	2023
Impairment of receivables	3	(1,935)

Total	3	(1,935)

Impairment of receivables amounted to EUR 3 thousand (negative EUR 1,935 thousand in 2023) and refers to the adjustment of the bad debts provision.

15. (EXPENSES)/INCOME FROM FINANCIAL

ASSETS

15.1 Financial expenses

This item is broken down as follows:

	2024	2023
Interest expense in Mediaset cash-pooling with subsidiaries	11,470	21,787
Interest expense in Mediaset cash-pooling with affiliates and joint ventures	701	1,074
Interest expense on current accounts	11	-
Interest expense on short-term loans	442	1,635
Interest expense on IRS	(15,315)	(13,095)
Interest expense on loans	34,242	44,681
Ancillary costs on loans	1,271	1,515
Financial expenses on collar for hedging of equity instruments	-	259
Exchange losses realised	29,546	47,963
Exchange losses unrealised	26,602	18,174
Other charges	338	665

Total	89,309	124,657

The item totalled EUR 89,309 thousand, down by EUR 35,348 thousand on the previous year.

Details of the main items are provided below.

Interest expense in MFE cash-pooling with subsidiaries and affiliates and joint ventures.

This item totalled EUR 12,171 thousand (EUR 22,861 thousand in 2023) and includes the interest accrued in 2024 on the intercompany cash pools opened by the subsidiaries, affiliates and joint ventures with MFE. The criteria and methods of settlement have already been commented under the item Intercompany financial receivables.

Interest expense on loans

The item amounted to EUR 34,242 thousand, down by EUR 10,439 thousand on the previous year. This item comprises interest on loans calculated at amortised cost, and is broken down as follows:

o            EUR 11,282 thousand due to Intesa Sanpaolo;

o            EUR 14,027 thousand due to UniCredit;

o            EUR 4,827 thousand due to BPER Banca;

o            EUR 3,909 thousand due to BNL;

o            EUR 197 thousand due to Credit Suisse International.

Ancillary costs on loans

The item amounts to EUR 1,271 thousand, decreasing EUR 244 thousand compared to the previous year. This item represents the fees both for the utilisation and non-utilisation of the medium/long-term credit facilities.

The most significant amounts are as follows:

o            EUR 570 thousand with BNL;

o            EUR 447 thousand with BPM;

o            EUR 178 thousand with BPER BANCA;

o            EUR 61 thousand with Intesa Sanpaolo;

o            EUR 15 thousand with BBVA;

Interest expense on IRS

This item amounts to negative EUR 15,315 thousand (negative EUR 13,095 in 2023) and refers to annual income resulting from the difference between the negotiated fixed rate and the variable market rate. For this type of derivative, the increase in market rates during 2024 actually had a positive impact on their present value. At the year-end of 2024, there were nine IRS contracts in place with different lending institutions, six maturing in 2027 and three maturing in 2025.

Interest expense on short-term loans

This item amounted to EUR 442 thousand (EUR 1,635 thousand in 2023) and mainly consisted of interest accrued on short-term loans with:

o            EUR 364 thousand with Banca Nazionale del Lavoro;

o            EUR 56 thousand with UniCredit;

o            EUR 17 thousand with BPER Banca;

o            EUR 5 thousand with Intesa Sanpaolo.

15.2 Financial income

This item is broken down as follows:

	2024	2023
Interest income on Mediaset cash-pooling with subsidiaries	4,601	17,982
Interest income on Mediaset cash-pooling with associates and joint ventures	64	79
Interest income on current accounts	1,968	2,462
Interest income on deposits	772	401
Exchange gains realised	29,545	47,988
Exchange gains unrealised	26,604	18,163
Other financial income	1,629	3,059

Total	65,183	90,133

The item totals EUR 65,183 thousand, which is down EUR 24,950 thousand on the previous year.

Foreign exchange gains and losses

The overall balance for the year from foreign exchange gains and losses (realized and unrealized) was a gain of EUR 1 thousand (a gain of EUR 14 thousand at 31 December 2023). This reflects the gain from foreign exchange hedging with the conclusion of trading contracts with third parties in favour of subsidiary R.T.I. S.p.A. and the joint venture company Boing S.p.A., which give rise to the risk hedged. Pursuant to IFRS 9, these contracts cannot be classified as hedging contracts and therefore the related changes in fair value are recognised in the income statement.

Interest income on cash-pooling with subsidiaries, associates and joint ventures

This item totalled EUR 4,665 thousand (EUR 18,061 thousand in 2023) and includes the interest accrued in 2024 on the intercompany cash pools opened by subsidiaries, affiliates and joint ventures with MFE. The recognition criteria and methods of settlement have already been commented under the item Intercompany financial receivables.

The table below shows financial income and expenses broken down into the categories required by IFRS 9 and other categories not required, both for the current and previous year.

IFRS 9 categories	31/12/2024	31/12/2023
Liabilities at amortised cost	(32,827)	(57,848)
Assets at amortised cost	7,405	22,879
FVTPL Assets/(Liabilities)	(270)	447
	(25,692)	(34,522)
Other financial income and charges	1,566	(2)
Total	(24,126)	(34,524)

15.3 Income (expenses) from equity investments

Dividends from subsidiaries

This item includes the dividends received from subsidiary Mediaset S.p.A. and GAM - GRUPO AUDIOVISUAL MEDIASET ESPAÑA COMUNICACIÓN S.A.U., as shown below. Please note that in 2024 Mediaset S.p.A. paid dividends for a total amount of EUR 330,000 thousand due to the distribution of the share premium reserve as per the shareholders' resolution of 30 April 2024, but only EUR 34,575 thousand carried through the income statement.

	2024	2023
GAM - GRUPO AUDIOVISUAL MEDIASET ESPAÑA COMUNICACIÓN S.A.U.	300,000	-
Mediaset S.p.A.	34,575	18,000

Total	334,575	18,000

Dividends from associates

This item includes the dividends received from associate EI Towers S.p.A. and associate ProSiebenSat. 1 Media SE, as shown below:

	2024	2023
EI Towers S.p.A.	10,291	19,600
ProSiebenSat.1 MEDIA SE	3,376	2,941

Total	13,667	22,541

These dividends were fully collected during the year.

Dividends from other companies

During the year, this item was reduced to nil. In 2023, this item recognised the dividends decided by and received from ProSiebenSat.1 Media SE., as accrued from the portion still classified under Investments in other companies in accordance with IFRS9. in 2024, this shareholding was reclassified as an equity investment in associates.

	2024	2023
ProSiebenSat.1 MEDIA SE	-	382

Total	-	382

Other income/(expenses) from equity investments

In presence of a prolonged and significant negative difference between the book value and the stock market value, the various elements present in the valuation framework were observed and considered, namely the implicit value of ProSiebenSat.1 Media SE recognized by the Company itself in March 2025 in the transaction for the agreement aimed at the purchase by ProSiebenSat.1 Media SE, also through the use of own shares, of the minority interests of the non-core assets and the downward revision of the multiyear projection consensus of the analysts that occurred after the publication of the Company's 2024 consolidated results, which made it necessary to make a value adjustment determined in an amount equal to EUR 129,059 thousand to align the carrying amount of the participation to the higher of the Fair value and the Value in use, both determined on the basis of publicly available information.

16. INCOME TAX FOR THE YEAR

	2024	2023
IRES expense/(income) from tax consolidation	(11,211)	(11,261)
Deferred tax expense/(income) - Spanish branch	1,840	856
Total current taxes	(9,371)	(10,405)
Utilisations of credit from deferred tax assets	184	628
Accruals of deferred tax assets	(134)	(148)
Total deferred tax assets	50	480

Total	(9,322)	(9,926)

The item Income taxes for the year is broken down as follows:

o	EUR 11,211 thousand in IRES tax income from tax consolidation, made up of EUR 10,288 thousand in IRES tax income for the year and EUR 923 thousand in IRES tax income for previous years;

o	EUR 1,840 thousand as the direct tax expense to be allocated to the Spanish Branch.

o	EUR 50 thousand in net utilisation of advances, made up of utilisations of EUR 184 thousand, net of additions of EUR 134 thousand.

During the period under review, the Company had no tax base for IRAP purposes.

The following statement shows the reconciliation of applicable IRES tax rate and effective IRES tax rate:

IRES	31/12/2024		31/12/2023
Applicable tax rate	24.00%	25.00%	24.00%	25.00%
Increase/(decrease) of taxes caused by:
Effects due to impairments	-24.57%	-
Effects due to dividends	8.54%	-24.43%	-173.85%	-7.29%
Other effects			89.11%	4.44%
Effective tax rate	7.97%	0.57%	-60.74%	22.15%

It should be noted that, having exercised the option for the branch exemption pursuant to art. 168-ter, the tax burden of both the parent company and the Spanish branch is determined separately without influencing the reciprocal income statement.

NOTES ON THE MAIN ITEMS OF THE STATEMENT OF CASH FLOWS

17. STATEMENT OF CASH FLOWS

17.1 CHANGES IN CURRENT ASSETS/LIABILITIES

The item mainly includes the change in other receivable and current asset and other current liabilities and the exchange differences in the cash settlement of the derivative instruments hedging the exchange rate risk for the ineffective portion of the hedge relationship.

17.2 DIVIDENDS RECEIVED

The item includes receipt of the following dividends: EUR 10,291 thousand from EI Towers S.p.A.; EUR 330,000 thousand from Mediaset S.p.A. (of which EUR 34,575 thousand carried through the income statement and the rest recognised as a reduction in the value of the investment); EUR 300,000 thousand from Grupo Audiovisual Mediaset España Comunicación, S.A.U.; and EUR 3,376 from ProSiebenSat.1 Media SA.

17.3 PAYMENTS/COLLECTIONS FOR EQUITY INVESTMENTS

This item includes the increase in the equity investment in German broadcaster ProSiebenSat. 1 Media SA of EUR 15,619 thousand (2,637,576 shares purchased).

17.4 NET CHANGES FOR CASH POOLING

The line item refers to the net change in the balance of the cash-pooling held with subsidiaries, associates and joint ventures for centralised treasury management purposes.

17.6 DIVIDENDS PAID

This line item mainly refers to dividends paid out dividends for a total EUR 140,056 thousand, of which EUR 58,904 thousand to the parent company Fininvest S.p.A.

17.7 OTHER FINANCIAL ASSETS/LIABILITIES PAID

This item refers to repaid loans and credit facilities.

COMMITMENTS AND GUARANTEES

Bank guarantees given

The Company took out bank guarantees on behalf of subsidiaries and associates. In particular, MFE – MEDIAFOEUROPE N.V. guaranteed a total amount of EUR 3,022 thousand (EUR 3,533 thousand at 31 December 2023). Among the most significant bank guarantees issued are the EUR 1,932 thousand guarantee stipulated mainly in favour of the subsidiary R.T.I. S.p.A., with Generali Real Estate S.p.A. SGR as beneficiary.

Forward financial transactions

MFE - MEDIAFOEUROPE N.V. operates directly with financial counterparties to hedge the exchange rate risk of subsidiaries, associates and joint ventures.

The Group's business structure clearly highlights the central role of commercial television operations. This results in the need to deal with the leading international producers of films and sporting events to purchase television broadcasting rights (negotiated mainly in foreign currency such as USD), consequently exposing the Group to risks associated with fluctuations in exchange rates.

Financial derivative instruments are used to reduce these risks, as illustrated below.

Group treasury activities are essentially centralised within MFE - MEDIAFOREUROPE N.V., which operates with Italian and foreign financial counterparties.

The Board of Directors of MFE - MEDIAFOREUROPE N.V. has approved a financial risks policy which establishes that the Finance Division shall quantify the maximum limits of exchange rate and interest rate risk that may be taken on, and defines the characteristics of suitable counterparties.

The EUR 376,968 thousand in commitments (EUR 339,143 thousand at 31 December 2023) refer to exchange rate-hedging currency transactions.

Lastly, derivatives entered into with third parties to hedge exchange rate risk are to be considered mirroring those entered into with indirect subsidiary R.T.I. S.p.A. and joint venture Boing S.p.A.

Other information

Interest rate hedging derivatives (IRS) include nine contracts entered into in 2020 and 2022 to hedge four medium/long-term loans taken out with Banca Intesa Sanpaolo, UniCredit and BNP Paribas. Of the derivative contracts outstanding at the year-end, three expire in 2025 (one in January and two at the end of March) and the remaining six expire in July 2027.

In addition, two derivative contracts for the purchase of call options and the sale of put options, which were entered into with Credit Suisse International in 2020 and 2022, respectively, were closed-out early in March 2024. Shares in investee ProSiebenSat.1 Media SE had formed the underlying for these agreements.

DISCLOSURES ON FINANCIAL INSTRUMENTS AND RISK MANAGEMENT POLICIES

Classes of financial instruments

The breakdown of financial assets and liabilities required by IFRS 7 in the categories established by IFRS 9 are illustrated below, both for the current and previous years.

FY 2024

	IFRS 9 categories
	Derivative	FVTOCI financial	Financial assets at amortised	Carrying	Explanatory
BALANCE SHEET ITEM	assets	assets	cost	amount	notes
Other non-current financial assets
Hedging derivatives	1,390	-	-	1,390	5.6
Non-hedging derivatives with third parties	7,518	-	-	7,518	5.6
Financial receivables	-	-	9,564	9,564	5.6
Current assets
Trade receivables
From customers	-	-	-	-	6.2
To MFE Group companies	-	-	297	297	6.2
Current financial assets
Hedging derivatives with third parties	3,798	-	-	3,798	6.6
Non-hedging derivatives with third parties	9,000	-	-	9,000	6.6
Non-hedging derivatives - subsidiaries	2	-	-	2	6.6
Non-hedging derivatives - joint ventures	-		-	-	6.6

Cash and cash equivalents
Bank and postal deposits	-	-	99,972	99,972	6.7
Cash and cash equivalents	-	-	1	1	6.7
Intercompany financial receivables - subsidiaries	-	-	99,880	99,880	6.5
Intercompany financial receivables - associates and joint ventures	-	-	1,805	1,805	6.5

TOTAL FINANCIAL ASSETS	21,708	-	211,519	233,227

	IFRS 9 categories
BALANCE SHEET ITEM	Derivative liabilities	Financial liabilities at amortised cost	Carrying amount	Explanatory notes
Non-current financial payables and liabilities
Payables to: banks	-	285,278	285,278	9.3
Hedging derivatives	-	-	-	9.3
Non-hedging derivatives with third parties	-	-	-	9.3
Non-hedging derivatives with subsidiaries	7,518	-	7,518	9.3
Current liabilities
Payables to: banks
Payables to: banks	-	409,452	409,452	10.1
Credit facilities	-	-	-	10.1
Trade payables
To suppliers	-	2,564	2,564	10.2
To MFE Group companies	-	668	668	10.2
To Fininvest Group and Mediolanum Group companies	-	20	20	10.2
Other financial liabilities
Hedging derivatives - third parties	-	-	-	10.6
Non-hedging derivatives with third parties	2	-	2	10.6
Non-hedging derivatives - subsidiaries	8,996	-	8,996	10.6
Non-hedging derivatives - joint ventures	3	-	3	10.6
Short-term financial payables - subsidiaries	-	-	-	10.6
Intercompany financial payables - subsidiaries	-	475,862	475,862	10.5
Intercompany financial payables - associates and joint ventures	-	32,617	32,617	10.5
TOTAL FINANCIAL LIABILITIES	16,519	1,206,461	1,222,980

FY 2023

	IFRS 9 categories
	Derivative	FVTOCI financial	Financial assets at amortised	Carrying	Explanatory
BALANCE SHEET ITEM	assets	assets	cost	amount	notes
Non-current assets
Other financial assets
Other equity investments	-	42,883	-	42,883	5.5
Hedging derivatives	3,536	-	-	3,536	5.6
Non-hedging derivatives with subsidiaries	-		-	-	5.6
Non-hedging derivatives with third parties	5,066	-	-	5,066	5.6
Financial receivables	-	-	8,642	8,642	5.6
CURRENT ASSETS
Trade receivables
From customers	-	-	1	1	6.2
To MFE Group companies	-	-	277	277	6.2
Current financial assets
Hedging derivatives with third parties	27,860	-	-	27,860	6.6
Non-hedging derivatives with third parties	2,868	-	-	2,868	6.6
Non-hedging derivatives - subsidiaries	1,541	-	-	1,541	6.6
Non-hedging derivatives - joint ventures	-		-	-	6.6
Cash and cash equivalents
Bank and postal deposits	-	-	100,105	100,105	6.7
Intercompany financial receivables - subsidiaries	-	-	100,676	100,676	6.5
Intercompany financial receivables - associates and joint ventures	-	-	865	865	6.5
TOTAL FINANCIAL ASSETS	40,870	42,883	210,567	294,320

	IFRS 9 categories
BALANCE SHEET ITEM	Derivative liabilities	Financial liabilities at amortised cost	Carrying amount	Explanatory notes
Payables and financial liabilities
Payables to: banks	-	698,055	698,055	9.3
Hedging derivatives	-	-	-	9.3
Non-hedging derivatives with third parties	-	-	-	9.3
Non-hedging derivatives with subsidiaries	5,066	-	5,066	9.3
CURRENT LIABILITIES
Payables to: banks
Payables to: banks	-	204,504	204,504	10.1
Loans	-	-	-
Credit facilities	-	27,000	27,000	10.1
Trade payables
To suppliers	-	2,508	2,508	10.2
To MFE Group companies	-	2,059	2,059	10.2
To Fininvest Group and Mediolanum Group companies	-	28	28	10.2
Other financial liabilities
Hedging derivatives - third parties	451	-	451	10.6
Non-hedging derivatives with third parties	1,551	-	1,551	10.6
Non-hedging derivatives - subsidiaries	2,868	-	2,868	10.6
Non-hedging derivatives - joint ventures	-	-	-	10.6
Short-term financial payables - subsidiaries	-	-	-	10.6
Intercompany financial payables - subsidiaries	-	703,759	703,759	10.5
Intercompany financial payables - associates and joint ventures	-	39,195	39,195	10.5
TOTAL FINANCIAL LIABILITIES	9,936	1,677,107	1,687,043

Fair value of financial assets and liabilities, and calculation models and input data used

Please see below an analysis of the fair value measurement of financial instrument classes, broken down based on the methodologies and the models used to calculate them, both for the current and previous years.

Note that the tables do not show the financial assets and liabilities recognized at amortised cost whose fair value is approximate to their carrying amount, and that the fair value of derivatives represents the net position between assets and liabilities.

The input data used to measure fair value at the reporting date, obtained from Bloomberg provider, were as follows:

o            euro curves for estimating forward rates and discount factors;

o            ECB spot exchange rates;

o            forward rates calculated by Bloomberg;

o            Euribor fixings;

o            quoted CDS (credit default swap) mid spreads of the various counterparties (if available);

o            MFE - MEDIAFOREUROPE N.V. credit spread.

FY 2024

			Mark to Model
	Carrying amount	Mark to Market	Black & Scholes model	Binomial model	DCF model	Total fair value	Explanatory notes
Payables to: banks	(694,729)	-	-	-	(700,874)	(700,874)	9.3/10.1
Non-Hedging derivatives
Forward contracts with third parties	16,516	-	-	-	16,516	16,516	6.6/10.6
Forward contracts with subsidiaries/associates and joint ventures	(16,515)	-	-	-	(16,515)	(16,515)	6.6/10.6
Cash flow hedging derivatives
Interest Rate Swap	5,187	-	-	-	5,187	5,187	9.3/10.6

FY 2023

			Mark to Model
	Carrying amount	Mark to Market	Black & Scholes model	Binomial model	DCF model	Total fair value	Explanatory notes
Payables to: banks	(902,557)	-	-	-	(911,386)	(911,386)	9.3/10.1
Other equity investments	42,883	42,883	-	-	-	42,883	6
Non-Hedging derivatives
Forward contracts with third parties	6,382	-	-	-	6,382	6,382	6.6/10.6
Forward contracts with subsidiaries/associates and joint ventures	(6,393)	-	-	-	(6,393)	(6,393)	6.6/10.6
Cash flow hedging derivatives
Interest Rate Swap	16,938	-	-	-	16,938	16,938	9.3/10.6
Equity instrument hedges
Call options on shares	(450)	-	(450)	-	-	(450)	9.3/10.6
Put options on shares	14,458	-	14,458	-	-	14,458	5.6/6.6

The fair value of payables due to banks was calculated considering the credit spread of MFE – MEDIAFOREUROPE N.V., which also included the short-term portion of medium/long-term loans.

The fair value of trade receivables and payables due within the financial year was not calculated, since their carrying amount approximate their fair value.

The fair value of trade receivables and payables due within the financial year was not calculated, since their carrying amount is approximate to their fair value. As a result, the carrying amount stated for the receivables and payables for which the fair value was calculated also includes the portion due within 12 months of the reporting date. The calculation of the fair value of trade receivables only takes into account the creditworthiness of the counterparty when there is market information that can be used to determine it. For trade payables, fair value has been adjusted by taking into account the creditworthiness of MFE – MEDIAFOREUROPE N.V.

The fair value of financial payables due within the financial year has not been calculated, since their carrying amount is approximate to their fair value. The fair value calculation for financial payables due in subsequent financial years also includes the portion due within 12 months from the reporting date.

In addition, the table does not include financial assets and liabilities for which the fair value cannot be objectively calculated.

The financial assets and liabilities recognized in the financial statements at fair value have also been classified based on the fair value hierarchy established by the accounting standard:

o	level I: listed prices on active markets for identical instruments;

o	level II: variables other than listed prices in active markets that may be observed either directly (as in the case of prices) or indirectly (derived from the prices);

o	level III: Variables that are not based on observable market values.

Balance sheet item	Carrying Amount	level I	level II	level III	Total Fair Value	Notes notes
Other equity investments	-	-	-	-	-	6
Non-cash flow hedging derivatives:
- Forward contracts with third parties	16,516	-	16,516	-	16,516	6.6/10.6
- Forward contracts with subsidiaries/associates and joint ventures	(16,515)	-	(16,515)	-	(16,515)	6.6/10.6
Cash flow hedging derivatives:
- Interest Rate Swap	5,187	-	5,187	-	5,187	9.3/10.6
Equity instrument hedges

The Company has identified only two hierarchical levels for instruments measured at fair value (net of the fair value relating to equity investments in listed companies), as it uses valuation models that are based on observable market values.

Financial expenses and income recognised in compliance with IFRS 9

The financial expenses and income figures are shown below, broken down according to the categories established by IFRS 9.

FY 2024

	From	At fair	Exchange	Net
IFRS 9 categories	interest	value	gains/(losses)	gains/(losses)
FVTPL Assets/(Liabilities)	-	(275)	5	(270)
Liabilities at amortised cost	(32,823)	-	(4)	(32,827)
Assets at amortised cost	7,404	-	-	7,404
Total IFRS 9 categories				(25,693)

FY 2023

	From	At fair	Exchange	Net
IFRS 9 categories	interest	value	gains/(losses)	gains/(losses)
FVTPL Assets/(Liabilities)	-	440	7	447
Liabilities at amortised cost	(57,855)	-	7	(57,848)
Assets at amortised cost	22,879	-	-	22,879
Total IFRS 9 categories				(34,522)

Capital management

The capital management objectives of MFE – MEDIAFOREUROPE N.V. are to protect the Group's ability to continue to, firstly, guarantee profitability for its shareholders, its stakeholders' interests and compliance with covenants and, secondly, to maintain an optimal capital structure.

Types of financial risks and related hedging

The Board of Directors of MFE – MEDIAFOREUROPE N.V. has developed specific policies for the management of the Group's financial risks, aimed at reducing its exposure to exchange rate risks, interest rate risks, price risks and liquidity risks the Group is exposed to: to optimise the structure of operating costs and resources, this activity is centralised within the group parent MFE – MEDIAFOREUROPE N.V., which has been entrusted with the task of collecting the information regarding the positions exposed to risk and hedging them, where necessary.

To this end, MFE – MEDIAFOREUROPE N.V. acts directly on the market and performs control and coordination of financial risks for Group companies. The selection of the financial counterparts focuses on those with a high credit standing while also ensuring a limited concentration of exposures towards them.

Foreign exchange risk

MFE – MEDIAFOREUROPE N.V. acts as an intermediary in managing exchange rate risk for the purpose of eliminating the effects of exchange rate fluctuations which mainly impact the indirect subsidiary R.T.I. S.p.A. as a result of purchases of television broadcasting rights that are mainly negotiated in US dollars.

MFE – MEDIAFOREUROPE N.V. collects information pertaining to the positions of the indirect subsidiary R.T.I. S.p.A. which are subject to exchange rate risk and, once the derivatives are entered into on the market, transfers them to R.T.I. S.p.A. by entering into a mirror intercompany contract under identical terms and conditions.

The type of derivatives mainly used are forward purchases.

MFE – MEDIAFOREUROPE N.V. establishes the accounting treatment for these contracts (with the market and, for example, with the indirect subsidiary R.T.I. S.p.A.), classifying them as intermediation contracts. Accordingly, these contracts are reported by recording the changes in fair value in the income statement as "forex gains and losses realised and forex gains and losses from valuation", under financial (expenses)/income.

The fair value of currency forward contracts is determined as the discounted difference between the notional amount calculated using the contractual forward rate and the notional amount calculated using the forward exchange rate at the reporting date.

No sensitivity analysis has been conducted on exchange rates, as the relevant activities do not have significant impacts, given that they derive exclusively from intermediation, as shown above.

A table of financial derivatives is attached which shows the notional amount of the related contracts.

Interest rate risk

The structure of the Group involves all financial resources being centralised within the parent company MFE – MEDIAFOREUROPE N.V., by means of automated daily cash-pooling operations in which all Group companies participate. The parent company is fully entrusted with obtaining funding from the market by entering into medium/long term loans and formalising committed and uncommitted credit facilities.

The interest rate risk exposure of MFE – MEDIAFOREUROPE N.V. mainly originates from variable-rate financial payables, which expose the company to a cash flow risk. The company's objective is to limit the fluctuation of financial expenses that impact the financial result, thus limiting the risk of a potential rise in interest rates.

MFE – MEDIAFOREUROPE N.V. manages this risk by entering into financial derivatives contracts with third parties, aimed at setting in advance or reducing the variation in cash flows due to the market change in interest rates on medium/long-term debt. The time-frame considered significant for managing interest rate risk has been set at a minimum term of 18 months.

MFE – MEDIAFOREUROPE N.V. adopts hedge accounting from the date the derivative contract is entered into until the date of its extinction or expiry, documenting, by way of the "hedging relationship", the risk hedged and the purposes of the hedging, which it does by periodically checking the hedge effectiveness.

Specifically, the cash flow hedge methodology set out by IFRS 9 is used. According to this method, either the absolute change in the clean fair value of derivatives - that is, the fair value less accrued interest - or the fair value of the underlying, whichever is smaller, is charged to an equity reserve. The difference between that value and the total fair value is then charged to profit or loss at each reporting date. Both the fair value and the clean fair value are adjusted to take account of creditworthiness.

The effectiveness test is intended to show the high correlation between the technical and financial characteristics of the hedged liabilities (maturity, amount, etc.) and those of the hedging instrument through the application of specific retrospective and prospective tests, using the dollar off-set and volatility reduction measure methods, respectively.

The fair value of derivatives (IRS) is calculated by discounting future cash flows and adjusting the value for creditworthiness.

The existing derivative product portfolio is made up of nine IRSs, whose fixed rates, floors (if any) and maturity are shown below.

	Fixed rate	Variable rate	Floor	Validity	Maturity
Interest Rate Swap - INTESA SANPAOLO - EUR 150 million notional	-0.18%	Euribor 3M/360	- 1.00%
trade date 20/04/2020				31/03/2020	28/03/2025

Interest Rate Swap - INTESA SANPAOLO - EUR 100 million notional	1.69%	Euribor 3M/360	- 1.00%
trade date 27/06/2022				30/06/2022	28/03/2025

Interest Rate Swap - UniCredit - EUR 100 million notional	1.35%	Euribor 3M/360	- 0.80%
trade date 09/05/2022				30/06/2022	20/01/2025

Interest Rate Swap - UNICREDIT - EUR 30.7 million notional amortised	1.33%	Euribor 3M/360
trade date 27/07/2022				08/07/2022	12/07/2027

Interest Rate Swap - UNICREDIT - EUR 30.7 million notional amortised	1.26%	Euribor 3M/360
trade date 28/07/2022				08/07/2022	12/07/2027

Interest Rate Swap - INTESA SANPAOLO - EUR 30.7 million notional amortised	1.330%	Euribor 3M/360
trade date 27/07/2022				08/07/2022	12/07/2027

Interest Rate Swap - INTESA SANPAOLO - EUR 30.7 million notional amortised	1.260%	Euribor 3M/360
trade date 28/07/2022				08/07/2022	12/07/2027

Interest Rate Swap - BNP PARIBAS SA - EUR 30.7 million notional amortised	1.340%	Euribor 3M/360
trade date 27/07/2022				08/07/2022	12/07/2027

Interest Rate Swap - BNP PARIBAS SA - EUR 30.7 million notional amortised	1.260%	Euribor 3M/360
trade date 28/07/2022				08/07/2022	12/07/2027

Interest rate risk sensitivity analysis

Financial instruments exposed to interest rate risk were subjected to a sensitivity analysis at the reporting date. The assumptions upon which the model is based are illustrated below:

o	Medium/long-term payables underwent a symmetric fluctuation of 100 bps upwards and 100 bps downwards at the re-fixing date of the internal rate of return posted during the year.

o	For short and medium/long-term revolving payables and other current financial items, the financial expenses were recalculated by applying a symmetric change of 100 bps upwards and 100 bps downwards to the values posted to the financial statements.

o	For interest rate swaps, fair value was recalculated by applying an asymmetric shift of 100 bps upwards and 100 bps downwards to the interest rate curve at the reporting date. The ineffective portion was calculated based on the fair value restated using the adjusted interest rate curve;

The table below summarises the changes in profit or loss for the year and in shareholders' equity, following the sensitivity analysis carried out net of the relevant taxes calculated on the basis of the standard tax rate in force at 31 December 2024:

Years	Change in bps	Profit/Loss	Shareholders' Equity Reserve	Total Shareholders' Equity
2024	100	-4,460.8	2,743.7	-1,717.1
	-100	4,469.8	-2,836.4	1,633.4
2023	100	-7,142.9	6,452.1	-690.8
	-100	7,173.3	-6,680.4	492.9

Price risk sensitivity analysis

To hedge the risk of fair value changes caused by fluctuations in the share price of Prosieben, the Company had agreed put and call options (collars), which enabled share price fluctuations to be contained within a corridor of 90%-120% of their initial value.

The economic effect of the hedge was, first of all, to set a maximum level based on the strike price of the call options sold and, secondly, to set a minimum value based on the strike price of the put options bought.

It should be noted that, following the early termination in March 2024 of the two derivative contracts for the purchase of call options and the sale of put options with underlying shares in ProSiebenSat.1 Media SE, the investment – which in 2023 had been considered a financial investment in accordance with IFRS 9 – was reclassified under “Investments in Associates and Joint Ventures” and therefore measured at cost in accordance with IAS 27.

Liquidity risk

Liquidity risk relates to the difficulty in finding funds to meet commitments.

This may be due to the unavailability of sufficient funds to satisfy financial commitments in accordance with the established terms and due dates upon the sudden revocation of uncommitted credit facilities or in the event that the Company has to settle its financial liabilities before their contractual maturity.

As already mentioned, the Group’s treasury activities are centralised within MFE – MediaForEurope N.V., operating with domestic and financial counterparties, through the use of automatic daily cash pooling transactions.

The management of liquidity risk involves:

o	maintaining an essential balance between the committed and uncommitted credit facilities to avoid a strain on liquidity if creditors request repayment;

o	keeping average financial exposure during the year to substantially within 80% of the total value issued by lenders;

o	the availability of short-term readily negotiable assets to cover any cash requirement.

Based on specific orders from MFE – MediaForEurope N.V., and in order to optimise the liquidity management, Group companies align the dates on which payments are due to almost all suppliers with the dates on which they will receive their most significant cash inflows.

The tables below show the Company's financial obligations, by contract maturity date considering the worst case scenario and at undiscounted values, considering the nearest date when the Company will be asked to make payment and showing the related explanatory notes for each class, for both the reporting year and the previous year.

FY 2024

			Total financial flows	Explanatory notes
Balance sheet items		Carrying amount	From 0 to 3 months	From 4 to 6 months	From 7 to 12 months	From 1 to 5 years
Financial liabilities
Non-current loans and payables due to banks		344,819	3,402	3,041	6,139	313,362	325,944	9.3/10.1
Credit facilities and payables due to banks		349,911	366,271	6,590	27,016	-	399,877	10.1
Financial payables to subsidiaries		-	-				-	10.6
Payables to suppliers for rights			-	-	-	-	-	10.2
Payables to suppliers for professional consultants				-	-	-	-	10.2
Payables to suppliers for professional consultants		-	-	-	-	-	-	10.2
Payables to suppliers for television productions		-	-	-	-	-	-
Financial liabilities IFRS16		39	5	5	10	18	39	10.2
Payables to other suppliers		2,564	2,564	-	-	-	2,564	10.2
Payables to MFE Group companies		668	668	-	-	-	668	10.2
Payables to Fininvest and Mediolanum Group companies		20	20	-	-	-	20	10.2
Intercompany financial payables - subsidiaries/associates and joint ventures		508,505	508,505	-	-	-	508,505	10.5
Short-term financial payables to subsidiaries		-	-	-	-	-	-	10.6
Total		1,206,525	881,436	9,637	33,165	313,380	1,237,617
Derivatives
Non-hedging derivatives with third parties (currency acquisitions)	measured at contract exchange rate	(16,516)	102,999			80,366	183,365	6.6-10.6
Non-hedging derivatives with third parties (currency availability)	measured at year-end exchange rate	-	(112,405)			(90,214)	(202,619)
Non-hedging derivatives with subsidiaries/joint ventures (currency sales)	measured at contract exchange rate	16,515	(103,005)			(80,366)	(183,371)	6.6-10.6
Non-hedging derivatives with subsidiaries/joint ventures (currency transfers)	measured at year-end exchange rate	-	112,410			90,214	202,623
Interest rate hedging derivatives with third parties		(5,187)	-	-	-	-	-	10.6
Total		(5,189)	(1)	-	-	-	(1)

FY 2023

			Time band
Balance sheet items		Carrying amount	From 0 to 3 months	From 4 to 6 months	From 7 to 12 months	From 1 to 5 years	Total financial flows	Explanatory notes
Financial liabilities
Non-current loans and payables due to banks		749,756	9,463	9,470	19,053	779,717	817,703	9.3/10.1
Credit facilities and payables due to banks		179,803	28,373	125,165	41,321	-	194,859	10.1
Payables to other suppliers		2,508	2,508	-	-	-	2,508	10.2
Financial liabilities IFRS 16		-	-	-	-	-	-	10.2
Payables to MFE Group companies		2,059	2,059	-	-	-	2,059	10.2
Payables to Fininvest and Mediolanum Group companies		28	28	-	-	-	28	10.2
Intercompany financial payables - subsidiaries/associates and joint ventures		742,954	742,954	-	-	-	742,954	10.5
Short-term financial payables to subsidiaries		-	-	-	-	-	-	10.6
Total		1,677,166	785,389	134,641	60,384	779,755	1,760,169
Derivatives
Non-hedging derivatives with third parties (currency acquisitions)	measured at contract exchange rate	(6,382)	111,634			49,540	161,174	6.6-10.6
Non-hedging derivatives with third parties (currency availability)	measured at year-end exchange rate	-	(113,261)			(56,323)	(169,584)
Non-hedging derivatives with subsidiaries/joint ventures (currency sales)	measured at contract exchange rate	6,393	(111,630)			(49,540)	(161,170)	6.6-10.6
Non-hedging derivatives with subsidiaries/joint ventures (currency transfers)	measured at year-end exchange rate	-	113,268			56,323	169,591
Interest rate hedging derivatives with third parties		(16,938)	-	-	-	-	-	10.6
Total		(16,927)	11	-	-	-	11

The difference between the carrying amounts and the total of the financial flows is mainly due to the interest calculated on the contractual duration of the amounts due to banks. In addition, for loans measured at amortised cost, interest is calculated using the nominal rate instead of the effective interest rate.

With reference to the section relating to financial derivatives, the contractual exchange rate means the forward exchange rate set at the date of entry into the contract, whereas the year end rate means the spot rate at the reporting date.

To allow for a better understanding of this table, and to factor in the exchange rate risk management activities performed by MFE – MediaForEurope N.V., the positive cash flows from currency sales to subsidiaries and joint ventures have also been included.

Credit risk

In relation to financial counterparties other than Group companies, MFE – MediaForEurope N.V. does not have significant concentrations of credit risk or solvency risk.

The tables below show that, when we analyse counterparty type, the trade and financial receivables due from non-Group parties and the related impairments recorded during the year are of an immaterial amount.

FY 2024

SITUATION OF RECEIVABLES

RISK CLASSES	Total receivables	Due within 0-30 days	30-60 days	60-90 days	More than	Total	Receivables impairment
Trade receivables
Other receivables	-	-	-	-	-	-
Receivables from MFE Group	297	6	-	-	32	38
Total	297	6	-	-	32	38	-

Financial receivables
Other financial assets	9,564
Bank deposits	99,972
Hedging derivatives with third parties	5,187
Non-hedging derivatives with third parties	16,518
Non-Hedging derivatives - subsidiaries, associates and joint ventures	2
Intercompany financial receivables - associates and joint ventures	1,805
Intercompany financial receivables from subsidiaries	99,880
Total	232,928

FY 2023

SITUATION OF RECEIVABLES

RISK CLASSES	Total receivables	Due within 0-30 days	30-60 days	60-90 days	More than	Total	Receivables impairment
Trade receivables
Other receivables	1	-	-	-	-	-
Receivables from MFE Group	277	-	-	-	32	32
Total	278	-	-	-	32	32	-

Financial receivables
Other financial assets	8,642
Bank deposits	100,105
Hedging derivatives with third parties	31,396
Non-hedging derivatives with third parties	9,474
Non-Hedging derivatives - subsidiaries, associates and joint ventures	-
Intercompany financial receivables - associates and joint ventures	865
Intercompany financial receivables from subsidiaries	100,676
Total	251,158

The table below shows changes in the provision for bad debts for both the current and previous years.

PROVISION FOR BAD DEBTS	31/12/24	31/12/23
Opening balance	4,961	6,897
Accruals for the year	3	-
Utilizations for the year	-	(1,935)
Closing balance	4,964	4,961

SUBSEQUENT EVENTS AFTER 31 DECEMBER 2024

With regard to the proceeding No. 1181/10 brought by ITV against Mediaset España (now Grupo Audiovisual Mediaset España Comunicación – “GAM”) regarding the use of the Pasapalabra format, on 24 February 2025, the Commercial Court No. 6 of Madrid issued Order No. 69/2025, which establishes that GAM must pay ITV compensation of 44.3 million euros. GAM will appeal this first instance ruling to the Provincial Court of Madrid, arguing that the criteria differ between the valuation carried out by the expert appointed by the same court and the final valuation established by the Court, in addition to other serious defects observed.

On 26 March 2025 MFE- MFE-MEDIAFOREUROPE N.V. (“MFE”) announced its intention to issue a voluntary public takeover offer to increase its stake in the major entertainment player in the German-speaking region, ProSiebenSat.1 Media SE (P7S1) with the aim to gain flexibility and optionality in the process aimed to increase its stake and strengthen its presence in the company, in order to actively contribute to the growth and development of the German broadcaster.

MFE expects to offer ProSieben shareholders who tender their shares during the offer period an offer consideration equal to the 3 months VWAP of the ProSieben share (as calculated by the German Federal Financial Supervisory Authority, Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin), which corresponds to the statutory minimum price. Approximately 78% of the offer price is expected to be paid in cash and approximately 22% of the offer price is expected to be paid in newly-issued MFE A shares.

The takeover offer will be subject to customary conditions such as market and business-related material adverse change clauses and regulatory clearances and other conditions.

MFE entered into an irrevocable undertaking with an existing shareholder of ProSieben pursuant to which such shareholder has irrevocably undertaken to accept the takeover offer for part of the ProSieben shares currently held. Such undertaking secures that MFE will in any event hold more than 30% of the share capital of ProSieben upon completion of the takeover offer.

On 2nd of April 2025 the German Federal Financial Supervisory Authority (Bafin) informed MFE that the 3 months VWAP of the ProSieben share up to (and including) the reference date (25 March 2025) amounts to EUR 5.74, which is the statutory minimum price. Based on that, MFE intends to offer to the shareholders of ProSieben for each ProSieben share tendered into the voluntary public takeover offer (once made) a mixed consideration consisting of EUR 4.47 in cash and 0.4 newly-issued MFE A shares.

The three-month average closing price of the MFE A share on the Euronext Milan Stock Exchange up to (and including) the reference date (25 March 2025) amounts to EUR 3.18. Based on such average, the value of the intended share component is therefore equal to EUR 1.27 (EUR 3.18 multiplied by 0.4 MFE A shares).

The voluntary public takeover offer will be made pursuant to an offer document to be approved by BaFin. The offer document will be published following receipt of permission or deemed permission from BaFin, at which point the initial acceptance period of the takeover offer will commence.

On 15 April, MFE notified BaFin of the update of its shareholding in P7S1 from 29.99% as of 31 December 2024 to 30.09% of the share capital.

Table of derivative instruments at 31 December 2024

(values in EUR thousand)

Underlyings Transaction type	Interest rates and debt securities			Exchange rates			Equity
	Carrying	Fair Value		Carrying	Fair Value		Notional	Fair Value
	amount	Pos.	Neg.	amount	Pos.	Neg.	value	Pos.	Neg.
Non-listed OTC derivatives
Financial derivatives:
- forward contracts with third parties
USD purchases	-	-	-	213,182	16,518	-	-	-	-
USD sales	-	-	-	(2,682)	-	2	-	-	-
- intercompany forward contracts
USD purchases	-	-	-	2,644	2	-	-	-	-
USD sales	-	-	-	(213,149)	-	16,517	-	-	-

- IRS on interest rates	534,174	5,187	-	-	-	-	-	-	-
- Share derivatives - Reverse Collar
PUT purchases	-	-	-	-	-	-	-	-	-
CALL sales	-	-	-	-	-	-	-	-	-
- Share options
PUT purchases	-	-	-	-	-	-	-	-	-
CALL sales	-	-	-	-	-	-	-	-	-

Total	534,174	5,187	-	(5)	16,520	16,519	-	-	-

HUMAN RESOURCES

STAFF COMPOSITION

The Company considers its employees to be a valuable and essential asset for the future development of the enterprise.

In fact, ensuring staff welfare and appreciating their talents are core components of MFE’s strategy, in the full knowledge that this is the factor on which the pursuit of corporate objectives depends.

Employee commitment and motivation are important ingredients for the Company’s success, and it continues to provide its staff career development opportunities that take account of the benefits offered by their diverse backgrounds, skills and experience.

With that in mind, tools and processes are designed and supervised with a view to ensuring that staff are properly assessed and their careers in the Group constantly monitored right from the initial selection stage, by designing pathways of professional and managerial training that will develop its hallmark characteristics of behaviour.

In carrying out these activities and initiatives, MFE respects its employees’ rights, safeguards their health and safety at work, provides equal opportunities, and fosters the career development of all staff whatever their gender, category or grade within the organization.

Staff numbers and geographical distribution

At the end of 2024, Mediaset’s headcount was 4 permanent employees (of which two women and two men), which was up on the headcount at the end of 2023 due to the hiring of one employee with the Spanish branch.

The workforce is divided among the Company’s offices in Italy (1), Germany (1) and Spain (2).

Selection

The MFE Group pays constant attention to initial selection in order to ensure that it hires skilled and qualified staff, with the attitudes and motivation needed to work effectively within the organization’s production and cultural environment, also with a view to aiding the process of internal career development.

The Group has always enjoyed great visibility and attractiveness, as witnessed by the number of unprompted applications received through the Working with us section of the Corporate website and linked to the websites of Group companies.

Training

During 2024, skills, language and sustainability training continued, with additional training in managerial areas.

The main initiatives carried out in 2024 were as follows:

Training hours by type

	2024	2023
TRAINING	hours	hours
Languages	29.5	19
Skills	4.4	4
Management	-	7.5
Sustainability	-	2.2
TOTAL	33.9	32.7

Occupational health and safety and prevention

The initiatives implemented during 2024 aimed at pursuing the objective of health and safety in the workplace are carried out by the HSE (Health, Safety and Environment) Function, which integrates the current area of Prevention and Protection of Health and Safety at Work with the new area relating to Environmental Protection and which ensures a service to all companies of the Mediaset Group. These initiatives concern:

o	adoption and implementation of the Occupational Health and Safety Management System, updated according to new European standard UNI ISO 45001:2018 and obtaining the related certification at Corporate level, issued by certification body DNV-GL (Det Norske Veritas);

o	use of an IT system to support the “Management of Occupational Health and Safety Obligations” for the “Accident Management” and “Health Surveillance” systems and to manage other activities such as those for “Non-compliance”, “Audits”, “Legal obligations”, etc., and the updating of the Health & Safety section on the Company’s intranet site;

o	use of a digital platform to specifically manage OHS compliance for “tender contracts” and the preparation of interference risk assessment reports;

o	activation of an email box for reporting problems, anomalies or episodes (e.g. near misses) that are relevant to security;

o	extension of the European Certification for “Workplace that Promotes Health” awarded by the European Network for Workplace Health Promotion (ENWHP), a well as having a Senior Management issued “Workplace Health and Wellbeing Promotion” Policy.

o	free flu vaccination for all Group employees and free diagnostic tests for breast cancer prevention for female employees;

o	maintenance of the “psychological listening and support desk” for employees, which is part of a series of sustainability initiatives implemented by the MFE Group for the wellbeing of employees;

o	holding regular safety meetings (Article 35), consulting and engaging workers’ representatives regarding the assessment of risks and the update of Risk Assessment Documents, identifying, planning, implementing and verifying prevention within the company;

o	updating of the Risk Assessment for exposure to Physical and Biological Agents;

o	on-site and employee equipment inspections carried out by the Group’s OHS Officers and occupational medicine specialists;

o	a continuing focus on worker health and safety, applicable legislation, emergency management and similar aspects across all workplaces.

o	analysis of accidents and occupational diseases that affected employees, with no accidents detected and no occupational diseases registered;

o	Fire drills/evacuation exercises at the Group’s offices.

o	analyses of the quality of work premises, measuring levels of chemical and biological pollutants and physical agents such as: electromagnetic fields, radon gas, noise, microclimate, etc;

o	implementation of the Health Surveillance Plan, according to the legal frequency, which provides for medical visits, eye/orthoptic visits for video terminal operators, as well as specialist checks for tasks with particular risks.

INDEPENDENT AUDITOR’S REPORT

To the shareholders and the board of director’s of MFE-MediaForEurope N.V.

Report on the audit of the financial statements 2024 included in the annual report

Our opinion

We have audited the financial statements 2024 of MFE-MediaForEurope N.V., based in Amsterdam.

In our opinion, the accompanying financial statements give a true and fair view of the financial position of

MFE-MediaForEurope N.V. as at 31 December 2024, and of its result and its cash flows for 2024 in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code.

The financial statements comprise:

1.	The consolidated and company statement of financial position as at 31 December 2024.

2.	The following statements for 2024: the consolidated and company statement of income, the consolidated and company statements of comprehensive income, cash flows and changes in shareholders’ equity.

3.	The notes comprising material accounting policy information and other explanatory information.

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the ‘Our responsibilities for the audit of the financial statements’ section of our report.

We are independent of MFE-MediaForEurope N.V. in accordance with the EU Regulation on specific requirements regarding statutory audit of public-interest entities, the Wet toezicht accountantsorganisaties (Wta, Audit firms supervision act), the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA, Dutch Code of Ethics for Professional Accountants).

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Information in support of our opinion

We designed our audit procedures in the context of our audit of the financial statements as a whole and in forming our opinion thereon. The following information in support of our opinion was addressed in this context, and we do not provide a separate opinion or conclusion on these matters.

Materiality

Based on our professional judgment we determined the materiality for the financial statements as a whole at EUR 28 million. The materiality is determined based on profit before tax. We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.

Audits of the group entities (components) were performed using materiality levels determined by the judgment of the group audit team, taking into account the materiality of the financial statements as a whole and the reporting structure within the group. Component materiality did not exceed EUR 17.9 million.

We agreed with those charged with governance that misstatements in excess of EUR 1.4 million, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Scope of the group audit

MFE-MediaForEurope N.V. is at the head of a group of entities. The financial information of this group is included in the financial statements of MFE-MediaForEurope N.V.

Based on our risk assessment, we determined the nature, timing, and extent of audit procedures to be performed, including determining the components at which to perform audit procedures.

Because we are ultimately responsible for our opinion, we are also responsible for directing, supervising, and performing the group audit. In this respect we have determined the nature and extent of the audit procedures to be carried out on the entities. Our group audit is mainly focused on financially large entities in terms of size and financial interest or where significant risks or complex activities were present, leading to audits of financial information performed for Mediaset S.p.A. and Grupo Audiovisual Mediaset España Comunicación, S.A.U. (including Spanish Branch) and two non-consolidated associates being EI Towers S.p.A. and ProSiebenSat1 Media SE.

Where the work was conducted by component auditors, we assessed the level of involvement required in the audit procedures performed at those components to determine whether sufficient appropriate audit evidence was obtained as a basis for our opinion on the group financial statements. We provided detailed instructions to the component auditors of the consolidated entities. We reviewed all component audit team deliverables and performed tailored oversight procedures for each component audit team based on its relative significance and specific risk characteristics. Oversight procedures included site visits, review of deliverables and audit files.

By performing the procedures mentioned above at components, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion on the financial statements.

Audit approach fraud risks

We identified and assessed the risks of material misstatements of the financial statements due to fraud. During our audit we obtained an understanding of the entity and its environment and the components of the system of internal control, including the risk assessment process and management’s process for responding to the risks of fraud and monitoring the system of internal control and how those charged with governance exercise oversight, as well as the outcomes.

We refer to section “Disclosures of the Main Risks and Uncertainties to which the Group is Exposed” of the “Director’s Report on Operations” for management’s fraud risk assessment and section “Supervision” of the non-executive directors report in which the non-executive board reflects on this fraud risk assessment.

We evaluated the design and relevant aspects of the system of internal control and in particular the fraud risk assessment, as well as among others the code of conduct, whistle blower procedures and incident registration.

We evaluated the design and the implementation and, where considered appropriate, tested the operating effectiveness, of internal controls designed to mitigate fraud risks.

As part of our process of identifying fraud risks, we evaluated fraud risk factors with respect to financial reporting fraud, misappropriation of assets and bribery and corruption in close co-operation with our forensic specialists. We evaluated whether these factors indicate that a risk of material misstatement due to fraud is present.

In connection with the presumed risk of financial statement fraud, we considered such risk in relation to management override of controls, including evaluating whether there was evidence of bias by the board and other members of management.

Additionally, we performed further procedures including, among others, the following:

•	We incorporated elements of unpredictability in our audit. We also considered the outcome of our other audit procedures and evaluated whether any findings were indicative of fraud or non-compliance.

•	We considered available information and made enquiries of relevant executives, directors (including Legal Counsel, Internal Audit, the Compliance department and Financial Reporting and Accounting and those charged with governance). We have obtained written representations that all known instance of (suspected) fraud and other irregularities have been disclosed to us.

•	We tested the appropriateness of journal entries recorded in the general ledger and other adjustments made in the preparation of the financial statements.

•	We evaluated whether the selection and application of accounting policies by the entity, particularly those related to subjective measurements and complex transactions, may be indicative of fraudulent financial reporting.

•	We evaluated whether the judgments and decisions made by management in making the accounting estimates included in the financial statements indicate a possible bias that may represent a risk of material misstatement due to fraud. Management insights, estimates and assumptions that might have a major impact on the financial statements are disclosed in note 2 of the financial statements.

•	We performed a retrospective review of management judgments and assumptions related to significant accounting estimates reflected in prior year financial statements. Impairment testing of intangible and fixed assets and investments in associates and joint venture is a significant area to our audit as the determination whether these assets are not carried at more than their recoverable amounts is subject to significant management judgment.

For significant transactions, if any, we evaluated whether the business rationale of the transactions suggests that they may have been entered into to engage in fraudulent financial reporting or to conceal misappropriation of assets.

This did not lead to indications for fraud potentially resulting in material misstatements.

Audit approach compliance with laws and regulations

We assessed the laws and regulations relevant to the entity through discussion with amongst others, management, the Legal Counsel, and those charged with governance and by reading minutes and reports of internal audit.

We involved our forensic specialists in this evaluation.

As a result of our risk assessment procedures, and while realizing that the effects from non-compliance could considerably vary, we considered the following laws and regulations: (Corporate) tax law, the requirements under the International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and Part 9 of Book 2 of the Dutch Civil Code with a direct effect on the financial statements as an integrated part of our audit procedures, to the extent material for the financial statements.

We obtained sufficient appropriate audit evidence regarding provisions of those laws and regulations generally recognized to have a direct effect on the financial statements.

Apart from these, MFE-MediaForEurope N.V. is subject to other laws and regulations where the consequences of non-compliance could have a material effect on amounts and/or disclosures in the financial statements, for instance, through imposing fines or litigation.

Given the nature of the MFE-MediaForEurope N.V.’s business and the complexity of these other laws and regulations, there is a risk of non-compliance with the requirements of such laws and regulations.

Our procedures are more limited with respect to these laws and regulations that do not have a direct effect on the determination of the amounts and disclosures in the financial statements. Compliance with these laws and regulations may be fundamental to the operating aspects of the business, to the entity’s ability to continue its business, or to avoid material penalties (e.g., compliance with the terms of operating licenses and permits or compliance with environmental regulations) and therefore non-compliance with such laws and regulations may have a material effect on the financial statements. Our responsibility is limited to undertaking specified audit procedures to help identify non-compliance with those laws and regulations that may have a material effect on the financial statements. Our procedures are limited to (i) inquiry of the board of Directors, those charged with governance, Legal Counsel and others within the entity as to whether the entity is in compliance with such laws and regulations and (ii) inspecting correspondence, if any, with the relevant licensing or regulatory authorities to help identify non-compliance with those laws and regulations that may have a material effect on the financial statements.

Naturally, we remained alert to indications of (suspected) non-compliance throughout the audit.

Finally, we obtained written representations that all known instances of (suspected) fraud or non-compliance with laws and regulations have been disclosed to us.

Audit approach going concern

The financial statements have been prepared in accordance with the going concern assumption. The appropriateness of the going concern assumption depends on management’s assessment of the expected company performance within its future economic environment.

The board of Directors believes that no events or conditions, give rise to doubt the ability of the group to continue in operation during at least twelve months after the adoption of the financial statements.

We have obtained management’s assessment of the entity’s ability to continue as a going concern and have assessed the going concern assumption applied.

As part of our procedures, we evaluated whether sufficient appropriate audit evidence has been obtained regarding, and have concluded on, the appropriateness of management’s use of the going concern basis of accounting in the preparation of the consolidated financial statements. Based on these procedures, we did not identify any reportable findings related to the entity’s ability to continue as going concern.

Our key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the Board of Directors. The key audit matters are not a comprehensive reflection of all matters discussed.

These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Revenue recognition

Description

The consolidated statement of income includes Television Advertising Revenues amounting to EUR 2.377 million. As reported in the explanatory notes, Television Advertising Revenues are recognized at a point in time, when the advertisement is broadcasted.

Given the significance of the amount, the high number and variety of contractual conditions applied to the customers and the complexity of the IT systems we concluded this to be a key audit matter.

How the key audit matter was addressed in the audit

To evaluate the correct recognition and measurement of Television Advertising Revenues, the main procedures we performed were:

•	Obtained an understanding of the relevant controls adopted by the Group on Television Advertising Revenues recognition.

•	Tested the operating effectiveness of relevant general IT and business controls related to the billing and advertising tracking process, also with the assistance of IT specialists of the Deloitte Network.

•	Reconciled the total advertisements broadcasted during 2024, extracted from the advertising tracking

•	IT-system, with the total revenues accounted and billed/to be billed to customers to verify recognition in the correct reporting period.

•	Performed a test of details, on a sample basis, and agreed the sales transactions to supporting documentation (for example contracts, invoices and collections).

•	Performed a trend analysis on the main components (volume and discounts) for Television Advertising Revenues accounted for in 2024 and first months of 2025.

•	Performed an assessment of compliance of revenue recognition disclosure compared to the applicable accounting standards requirements.

Our observation

The scope and nature of the procedures performed were appropriate and sufficient to address the key audit matter. Our procedures did not result in any reportable matters.

Report on the other information included in the annual report

The annual report contains other information, in addition to the financial statements and our auditor’s report thereon.

The other information consists of:

•	Director’s Report on Operations.

•	Corporate Governance Report.

•	Remuneration Report.

•	Other information as required by Part 9 of Book 2 of the Dutch Civil Code.

Based on the following procedures performed, we conclude that the other information:

•	Is consistent with the financial statements and does not contain material misstatements.

•	Contains all the information regarding the Director’s Report on Operations and the other information as required by Part 9 of Book 2 of the Dutch Civil Code.

We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements.

By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is substantially less than the scope of those performed in our audit of the financial statements.

The board is responsible for the preparation of the other information, including the Director’s Report on Operations in accordance with Part 9 of Book 2 of the Dutch Civil Code, and the other information as required by Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements and ESEF

Engagement

We were engaged by the annual meeting of shareholders as auditor of MFE-MediaForEurope N.V. on 23 June 2021, as of the audit for the year December 31, 2021, and have operated as statutory auditor ever since that financial year.

No prohibited non-audit services

We have not provided prohibited non-audit services as referred to in Article 5(1) of the EU Regulation on specific requirements regarding statutory audit of public-interest entities.

European Single Electronic Format (ESEF)

MFE-MediaForEurope N.V. has prepared its annual report in ESEF. The requirements for this are set out in the Delegated Regulation (EU) 2019/815 with regard to regulatory technical standards on the specification of a single electronic reporting format (hereinafter: the RTS on ESEF).

In our opinion, the annual report, prepared in XHTML format, including the (partly) marked-up consolidated financial statements, as included in the reporting package by MFE-MediaForEurope N.V. complies in all material respects with the RTS on ESEF.

Management is responsible for preparing the annual report including the financial statements in accordance with the RTS on ESEF, whereby management combines the various components into one single reporting package.

Our responsibility is to obtain reasonable assurance for our opinion whether the annual report in this reporting package complies with the RTS on ESEF.

We performed our examination in accordance with Dutch law, including Dutch Standard 3950N ‘Assurance-opdrachten inzake het voldoen aan de criteria voor het opstellen van een digitaal verantwoordingsdocument’ (assurance engagements relating to compliance with criteria for digital reporting).

Our examination included amongst others:

•	Obtaining an understanding of the company’s financial reporting process, including the preparation of the reporting package.

•	Identifying and assessing the risks that the annual report does not comply in all material respects with the RTS on ESEF and designing and performing further assurance procedures responsive to those risks to provide a basis for our opinion, including:

o	obtaining the reporting package and performing validations to determine whether the reporting package containing the Inline XBRL instance, and the XBRL extension taxonomy files has been prepared in accordance with the technical specifications as included in the RTS on ESEF;

o	examining the information related to the consolidated financial statements in the reporting package to determine whether all required mark-ups have been applied and whether these are in accordance with the RTS on ESEF.

Description of responsibilities regarding the financial statements

Responsibilities of the board for the financial statements

The board is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the board is responsible for such internal control as the board determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, the board is responsible for assessing the company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, the board should prepare the financial statements using the going concern basis of accounting unless the board either intends to liquidate the company or to cease operations or has no realistic alternative but to do so.

The board should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements.

Our responsibilities for the audit of the financial statements

Our objective is to plan and perform the audit assignment in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material misstatements, whether due to fraud or error, during our audit.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit included among others:

•	Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.

•	Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the board.

•	Concluding on the appropriateness of the board’s use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the company to cease to continue as a going concern.

•	Evaluating the overall presentation, structure, and content of the financial statements, including the disclosures.

•	Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We are responsible for planning and performing the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the financial statements. We are also responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We bear the full responsibility for the auditor’s report.

We communicate with the board of directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identified during our audit. In this respect we also submit an additional report to the audit committee in accordance with Article 11 of the EU Regulation on specific requirements regarding statutory audit of public-interest entities. The information included in this additional report is consistent with our audit opinion in this auditor’s report.

We provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine the key audit matters: those matters that were of most significance in the audit of the financial statements. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Amsterdam, 17 April 2025

Deloitte Accountants B.V.

E. Scheffer

LIMITED ASSURANCE-REPORT OF THE INDEPENDENT AUDITOR ON THE SUSTAINABILITY STATEMENT

To the shareholders and board of director’s of MFE-MediaForEurope N.V.

Our conclusion

We have performed a limited assurance engagement on the consolidated sustainability statement for 2024 of MFE-MediaForEurope N.V. based in Amsterdam (“the company” or “MFE”) in section “consolidated sustainability statements” of the accompanying management report including the information incorporated in the sustainability statement by reference (hereinafter: the sustainability statement).

Based on our procedures performed and the assurance evidence obtained, nothing has come to our attention that causes us to believe that the sustainability statement is not, in all material respects:

•	Prepared in accordance with the European Sustainability Reporting Standards (ESRS) as adopted by the European Commission and in accordance with the double materiality assessment process carried out by the company to identify the information reported pursuant to the ESRS.

•	Compliant with the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation).

Basis for our conclusion

We have performed our limited assurance engagement on the sustainability statement in accordance with Dutch law, including Dutch Standard 3810N, ‘Assurance-opdrachten inzake duurzaamheidsverslaggeving’ (Assurance engagements relating to sustainability reporting) which is a specified Dutch standard that is based on the International Standard on Assurance Engagements (ISAE) 3000 (Revised) ‘Assurance engagements other than audits or reviews of historical financial information’.

Our responsibilities in this regard are further described in the section ‘Our responsibilities for the limited assurance engagement on the sustainability statement’ of our report.

We are independent of MFE-MediaForEurope N.V. in accordance the ‘Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten’ (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the ‘Verordening gedrags- en beroepsregels accountants’ (VGBA, Dutch Code of Ethics for Professional Accountants).

The ViO and VGBA are at least as demanding as the International code of ethics for professional accountants (including International independence standards) of the International Ethics Standards Board for Accountants (the IESBA Code).

We believe that the assurance evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Emphasis of matter

Emphasis on the most significant uncertainties affecting the quantitative metrics

We draw attention to section ‘Basis for preparation’ in the sustainability statement that identifies the quantitative metrics that are subject to a high level of measurement uncertainty and discloses information about the sources of measurement uncertainty and the assumptions, approximations and judgements the company has made in measuring these in compliance with the ESRS.

The comparability of sustainability information between entities and over time may be affected by the lack of historical sustainability information in accordance with the ESRS and by the absence of a uniform practice on which to draw, to evaluate and measure this information. This allows for the application of different, but acceptable, measurement techniques, especially in the initial years.

Emphasis on the double materiality assessment process

We draw attention to section ‘Due Diligence statement’, ‘Interests and views of stakeholders’ and ‘Description of the processes to identify and assess material impacts, risks and opportunities’ in the sustainability statement. This disclosure explains future improvements in the ongoing due diligence and double materiality assessment process. Due diligence is an on-going practice that responds to and may trigger changes in the company’s strategy, business model, activities, business relationships, operating, sourcing and selling contexts. The double materiality assessment process may also be impacted in time by sector-specific standards to be adopted or developments in stakeholder expectations, regulatory developments, changes in risk management or new business developments. The sustainability statement may not include every impact, risk and opportunity or additional entity-specific disclosure that each individual stakeholder (group) may consider important in its own particular assessment.

Our conclusion is not modified in respect of these matters.

Comparative information not subject to assurance procedures

No reasonable or limited assurance procedures have been performed on the sustainability statement of prior year. Consequently, the comparative information in the sustainability statement and thereto related disclosures for the year ended 31 December 2024 have not been subject to reasonable or limited assurance procedures.

Our conclusion is not modified in respect of this matter.

Limitations to the scope of our assurance engagement

In reporting forward-looking information in accordance with the ESRS, the board of directors of the company is required to prepare the forward-looking information on the basis of disclosed assumptions about events that may occur in the future and possible future actions by the company. The actual outcome is likely to be different since anticipated events frequently do not occur as expected.

Forward-looking information relates to events and actions that have not yet occurred and may never occur. We do not provide assurance on the achievability of this forward-looking information.

Our conclusion is not modified in respect of this matter.

Responsibilities of the board of directors for the sustainability statement

Management is responsible for the preparation of the sustainability statement in accordance with the ESRS, including the double materiality assessment process carried out by the company as the basis for the sustainability statement and disclosure of material impacts, risks and opportunities in accordance with the ESRS. As part of the preparation of the sustainability statement, management is responsible for compliance with the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation).

Management is also responsible for selecting and applying additional entity-specific disclosures to enable users to understand the company’s sustainability-related impacts, risks or opportunities and for determining that these additional entity-specific disclosures are suitable in the circumstances and in accordance with the ESRS.

Furthermore, management is responsible for such internal control as it determines is necessary to enable the preparation of the sustainability statement that is free from material misstatement, whether due to fraud or error.

The board of director’s is responsible for overseeing the sustainability reporting process including the double materiality assessment process carried out by the company.

Our responsibilities for the limited assurance engagement on the sustainability statement

Our responsibility is to plan and perform the limited assurance engagement in a manner that allows us to obtain sufficient appropriate assurance evidence for our conclusion.

Our assurance engagement is aimed to obtain a limited level of assurance that the sustainability statement is free from material misstatements. The procedures vary in nature and timing from, and are less in extent than for a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

We apply the applicable quality management requirements pursuant to the ‘Nadere voorschriften kwaliteitsmanagement’ (NV KM, regulations for quality management) and the International Standard on Quality Management (ISQM) 1, and accordingly maintain a comprehensive system of quality management including documented policies and procedures regarding compliance with ethical requirements, professional standards and other relevant legal and regulatory requirements.

Our limited assurance engagement included among others:

•	Performing inquiries and an analysis of the external environment and obtaining an understanding of relevant sustainability themes and issues, the characteristics of the company, its activities and the value chain and its key intangible resources in order to assess the double materiality assessment process carried out by the company as the basis for the sustainability statement and disclosure of all material sustainability-related impacts, risks and opportunities in accordance with the ESRS.

•	Obtaining through inquiries a general understanding of the internal control environment, the company’s processes for gathering and reporting entity-related and value chain information, the information systems and the company’s risk assessment process relevant to the preparation of the sustainability statement and for identifying the company’s activities, determining eligible and aligned economic activities and prepare the disclosures provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation), without obtaining assurance information about the implementation, or testing the operating effectiveness, of controls.

•	Assessing the double materiality assessment process carried out by the company and identifying and assessing areas of the sustainability statement, including the disclosures provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation) where misleading or unbalanced information or material misstatements, whether due to fraud or error, are likely to arise (‘selected disclosures’).We designed and performed further assurance procedures aimed at assessing that the sustainability statement is free from material misstatements responsive to this risk analysis.

•	Considering whether the description of the double materiality assessment process in the sustainability statement made by board of directors appears consistent with the process carried out by the company.

•	Performing analytical review procedures on quantitative information in the sustainability statement, including consideration of data and trends in the information submitted for consolidation at corporate level.

•	Determining the nature and extent of the procedures to be performed for the group components and locations. For this, the nature, extent and/or risk profile of these components are decisive.

•	Assessing whether the company’s methods for developing estimates are appropriate and have been consistently applied for selected disclosures. We considered data and trends; however, our procedures did not include testing the data on which the estimates are based or separately developing our own estimates against which to evaluate the board of director’s estimates.

•	Analysing, on a limited sample basis, relevant internal and external documentation available to the company (including publicly available information or information from actors throughout its value chain) for selected disclosures.

•	Reading the other information in the annual report to identify material inconsistencies, if any, with the sustainability statement.

•	Considering whether:

o	the disclosures provided to address the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation) for each of the environmental objectives, reconcile with the underlying records of the company, are consistent or coherent with the sustainability statement and appear reasonable, in particular whether the eligible economic activities meet the cumulative conditions to qualify as aligned and whether the technical screening criteria are met;

o	the key performance indicators disclosures have been defined and calculated in accordance with the Taxonomy reference framework as defined in Appendix 1 Glossary of Terms of the CEAOB Guidelines on limited assurance on sustainability reporting adopted on 30 September 2024 and in compliance with the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation), including the format in which the activities are presented.

•	Considering the overall presentation, structure and the fundamental qualitative characteristics of information (relevance and faithful representation: complete, neutral and accurate) reported in the sustainability statement, including the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation).

•	Considering, based on our limited assurance procedures and evaluation of the assurance evidence obtained, whether the sustainability statement as a whole is free from material misstatements and prepared in accordance with the ESRS.

Amsterdam, 17 April 2025

Deloitte Accountants B.V.

E. Scheffer